Form 20-F
period 2020-12-31
GERDAU S.A.
filed 2021-04-21
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2020 was:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2020.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These statements relate to our future prospects, developments and business strategies.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made considering information currently available to us.

It is possible that our future performance may differ materially from our current assessments due to several factors, including the following:

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

A.            SELECTED FINANCIAL DATA

The selected financial information for the Company included in the following tables should be read in conjunction with the Consolidated Financial Statements of the Company prepared in accordance with IFRS as issued by the IASB, appearing elsewhere in this Annual Report, and section “Operating and Financial Review and Prospects”. The consolidated financial data of the Company as of and for each of the years ended on December 31, 2020, 2019, 2018, 2017 and 2016 are derived from the financial statements prepared in accordance with IFRS and presented in Brazilian Reais.

	(Expressed in thousands of Brazilian Reais - R$ except quantity of shares and amounts per share)
	2020	2019	2018	2017	2016
NET SALES	43,814,661	39,644,010	46,159,478	36,917,619	37,651,667
Cost of Sales	(37,884,102)	(35,440,726)	(40,010,100)	(33,312,995)	(34,187,941)

GROSS PROFIT	5,930,559	4,203,284	6,149,378	3,604,624	3,463,726
Selling expenses	(512,950)	(476,339)	(570,431)	(524,965)	(710,766)
General and administrative expenses	(1,017,435)	(954,117)	(1,082,449)	(1,129,943)	(1,528,262)
Other operating income	1,763,684	636,847	235,421	260,618	242,077
Other operating expenses	(645,985)	(187,647)	(270,413)	(168,887)	(114,230)
Impairment of financial assets	(64,132)	(21,044)	(9,914)	-	-
Impairment of non-financial assets	(411,925)	-	-	(1,114,807)	(2,917,911)
Gains and losses on assets held for sale nad sales of interest in subsidiaries	-	-	(414,507)	(721,682)	(58,223)
Reversal of provision for tax liabilities, net	-	-	-	929,711	-
Equity in earnings of unconsolidated companies	152,569	(17,050)	10,141	(34,597)	(12,771)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,194,385	3,183,934	4,047,226	1,100,072	(1,636,360)
Financial Income	194,092	223,213	204,000	226,615	252,045
Financial Expenses	(1,448,461)	(1,469,754)	(1,579,341)	(1,726,284)	(2,010,005)
Bond repurchases expenses	(239,273)	-	(223,925)	-	-
Exchange variations, net	(204,291)	(247,555)	(322,621)	(4,057)	851,635
Reversal of interest on provision for tax liabilities, net	-	-	-	369,819	-
Gains and losses on Derivative Financial Instruments	(774)	(15,118)	32,092	(9,441)	(38,930)

INCOME (LOSS) BEFORE TAXES	3,495,678	1,674,720	2,157,431	(43,276)	(2,581,615)

Current	(908,051)	(240,400)	(629,209)	(313,758)	(110,511)
Deferred	(199,573)	(217,433)	798,160	18,367	(193,803)
Income and social contribution taxes	(1,107,624)	(457,833)	168,951	(295,391)	(304,314)

NET INCOME (LOSS)	2,388,054	1,216,887	2,326,382	(338,667)	(2,885,929)

ATTRIBUTABLE TO:
Owners of the parent	2,365,763	1,203,736	2,303,868	(359,360)	(2,890,811)
Non-controlling interests	22,291	13,151	22,514	20,693	4,882
	2,388,054	1,216,887	2,326,382	(338,667)	(2,885,929)
Basic earnings (loss) per share - in R$
Common	1.39	0.71	1.35	(0.21)	(1.70)
Preferred	1.39	0.71	1.35	(0.21)	(1.70)
Diluted earnings (loss) per share - in R$
Common	1.38	0.70	1.34	(0.21)	(1.70)
Preferred	1.38	0.70	1.34	(0.21)	(1.70)
Cash dividends declared per share - in R$
Common	0.42	0.21	0.45	0.05	0.05
Preferred	0.42	0.21	0.45	0.05	0.05

Weighted average Common Shares outstanding during the year (1)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945

Weighted average Preferred Shares outstanding during the year (1)	1,128,700,478	1,125,408,180	1,129,851,598	1,137,012,265	1,132,626,373

Number of Common Shares outstanding at year end (2)	571,929,945	571,929,945	571,929,945	571,929,945	571,929,945

Number of Preferred Shares outstanding at year end (2)	1,129,231,487	1,127,010,827	1,124,233,755	1,137,327,184	1,137,018,570

(1) The information on the numbers of shares presented above corresponds to the weighted average quantity during each year.

(2) The information on the numbers of shares presented above corresponds to the shares at the end of each year.

	On December 31
	2020	2019	2018	2017	2016
	(Expressed in thousands of Brazilian Reais - R$)
Balance Sheet Selected information
Cash and cash equivalents	4,617,204	2,641,652	2,890,144	2,555,338	5,063,383
Short-term investments	3,041,143	3,652,949	459,470	821,518	1,024,411
Current assets	23,409,453	18,235,713	17,503,082	17,982,113	17,796,740
Current liabilities	11,482,143	7,424,537	8,504,253	7,714,120	8,621,509
Net working capital (1)	11,927,310	10,811,176	8,998,829	10,267,993	9,175,231
Property, plant and equipment, net	17,252,915	15,901,493	15,546,481	16,443,742	19,351,891
Net assets (2)	31,085,210	27,273,127	25,938,571	23,893,941	24,274,653
Total assets	63,123,009	54,002,970	51,281,029	50,301,761	54,635,141
Short-term debt (including “Current Portion of Long-Term Debt)	1,424,043	1,544,211	1,822,183	2,004,341	4,458,220
Long-term debt, less current portion	13,188,891	11,594,612	11,545,658	14,457,315	15,959,590
Debentures - short-term	7,463	18,015	2,755	-	-
Debentures - long-term	2,894,954	2,893,029	1,536,118	47,928	165,423
Capital	19,249,181	19,249,181	19,249,181	19,249,181	19,249,181

(1)  Total current assets less total current liabilities.

(2)  Total assets less total current liabilities and less total non-current liabilities.

Dividends

The Company’s total authorized capital stock is composed of common and preferred shares. As of December 31, 2020, the Company had 557,898,901 common shares and 45,709,870 non-voting preferred shares outstanding (excluding treasury stock).

The following table details dividends and interest on equity paid to holders of common and preferred stock since 2018. The figures are expressed in Brazilian reais and U.S. dollars. The exchange rate used for conversion to U.S. dollars was based on the date of the resolution approving the dividend.

Dividends per share information has been computed by dividing dividends and interest on equity by the number of shares outstanding, which excludes treasury stock. The table below presents the quarterly dividends paid per share, except where stated otherwise:

Period	Date of Resolution	R$ per Share Common or Preferred Stock	$ per Share Common or Preferred Stock
1st Quarter 2018 (1)	05/08/2018	0.0800	0.0224
2nd Quarter 2018 (1)	08/07/2018	0.1400	0.0373
3rd Quarter 2018	11/06/2018	0.1300	0.0345
4th Quarter 2018	02/20/2019	0.1000	0.0268
1st Quarter 2019	05/07/2019	0.0700	0.0176
2nd Quarter 2019	08/06/2019	0.0700	0.0177
3rd Quarter 2019	10/29/2019	0.0400	0.0100
4th Quarter 2019	02/18/2020	0.0300	0.0069
1st Quarter 2020	-	-	-
2nd Quarter 2020	-	-	-
3rd Quarter 2020	10/27/2020	0.1200	0.0227
4th Quarter 2020 (1)	02/23/2021	0.3000	0.0551

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

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic instability. Recessions and significant disruptions in the global financial markets may affect the Company. Our operations experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. New challenges including the uncertain effects of the United Kingdom’s withdrawal from the European Union (BREXIT) and increasing political uncertainty and instability in a number of countries. In 2020, the COVID-19 Pandemic, as explained below, resulted in the temporary closing of several industries, including the steel industry. Measures were taken to contain the virus spread among employees, in accordance with regulation promulgated by local authorities. The effects extended to operations and impacted the Company’s results, mainly in April, May and June. There continues to be considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. These policies may have a negative impact on the global and local economy, and consequently our business, financial condition and results of operations. We cannot predict if the actions taken in the United States, Europe, China and elsewhere in the world to address the adverse effects of the COVID-19 Pandemic will be successful in reducing the duration and impact of the economic instability and political uncertainty. More recently, the risk of trade protection measures in favor of local producers of competing products and the disruption in existing trade agreements or increased trade friction between countries (e.g., the U.S. and China) could have a negative effect on our business and results of operations by restricting the free flow of goods and services across borders and exacerbating global economic conditions. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

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

The main metal input for the Company’s mini mills is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S. local market, because the United States is the main scrap exporter, scrap prices in the Brazilian market are set by domestic suppliers and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 56% of the total crude steel output (in volume) of the Brazil Business Segment. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines.

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

The Company invested to further increase productivity of its operations. These projects are subject to several risks that may adversely affect the Company’s growth prospects and profitability, including the following:

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

Laws and regulations seeking to reduce greenhouse gases can be enacted in the future, which could have a significant adverse impact on the operating results, cash flows, and the financial condition of the Company.

One of the possible effects of the increasing requirements related to the reduction of greenhouse gas emissions is the increase in costs, mainly due to the demand to reduce the consumption of fossil fuels and the implementation of new technologies in the production chain.

The Company believes that the operations in the countries where it operates may be affected in the future by federal, state and municipal initiatives related to climate change, intended to deal with the issue of greenhouse gases (GHG). In this sense, one of the possible effects of this growing set of legal requirements could be an increase in the cost of energy. As a result, the Company’s financial condition and operating results may be adversely affected. In addition, the implementation of Carbon Pricing in Brazil, expected for 2030, is being studied.

In the U.S., future federal and/or state carbon regulation potentially presents a significantly greater impact to our operations. To date, the U.S. Congress has not legislated carbon constraints. In the absence of comprehensive federal carbon legislation, numerous state, regional and federal regulatory initiatives are under development or are becoming effective, thereby creating a disjointed approach to GHG control and potential carbon pricing impacts.

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

Our business operations rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation, updating and independent third-party verification, our information technology systems, and those of our third-party providers, could become subject to employee error or malfeasance, cyber-attacks, or natural disasters. Network, system, application and data breaches could result in operational disruptions or information misappropriation. Access to internal applications required to plan our operations, source materials, manufacture and goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions and/or misappropriation of information could result in lost sales, business delays, negative publicity and could have a material effect on our business. We also could be required to spend significant financial and other resources to remedy the damage caused by a security breach, including to repair or replace networks and information technology systems, liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

Outbreaks of disease and health epidemics could have a negative impact on our business revenues and results of operations.

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel corona virus called COVID-19 virus was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. Since that time the virus has been identified in virtually every country, and travel to and from China, most Europe, India, the United States and other countries, including Brazil, has been suspended or restricted by certain air carriers and foreign governments. On March 2, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic”, which is disease that is widespread around the world with an impact on society. The term has been applied to only a few diseases in history, including the deadly flu of 1918, the H1N1 flu in 2009 and HIV/AIDS. The ongoing COVID-19 pandemic has resulted in extended shutdowns of certain businesses and other activities in many countries, including the United States, Europe and Brazil.

The COVID-19 pandemic continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities. COVID-19 may continue to have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

The COVID-19 pandemic impacted the Company production and delivery of steel, resulting in interruption of production in some steel mills as of the second half of March. In the Brazil Segment, the electric steel mills resumed production throughout April and the Blast Furnace 2 in Ouro Branco - MG resumed production in July. In the North America Segment, the plants continue to operate normally, with production levels gradually adjusted according to the reduction in demand observed in the industry. Civil construction continues with healthy demand levels. In the Special Steel Segment, in Brazil and in the USA, there were scheduled shutdowns at its different electrical mills and rolling mills, considering the level of existing inventories and the demand requested by each customer. In the South America Segment, operations continue to operate with production levels gradually adjusted to the demand observed in the industry.

The Company is following all COVID-19 pandemic prevention guidelines issued by the competent health agencies in the countries in which it operates. For this reason, the Company has adopted a series of measures to mitigate the risk of transmission in the workplace, such as using home office, creating crisis committees, canceling national and international trips and participation in external events. The Company daily monitors the evolution of the pandemic scenario and the impacts that this situation brings to the routines of employees, their families and, also, to the business.

Demand for our steel products is directly linked to overall economic activity within those international markets in which we sell our products. A decline in the level of activity in either the domestic or the international markets within which we operate as a consequence of future waves of the COVID-19 pandemic and related measures to contain them could adversely affect to a greater extent than experienced in 2020 and impact both the demand and the price of our products and have a material adverse effect on us.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2020, the Company maintained its investment grade with S&P and Fitch, with positive and stable outlook, respectively, and its Ba1 rating with Moody’s with positive outlook.

The loss of any one or more of Gerdau’s investment grade ratings could increase its cost of capital, impair its ability to obtain capital and adversely affect its financial condition and results of operations.

The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.

The Company’s degree of leverage, together with a resulting change in rating by the credit rating agencies, could have important consequences, including the following:

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

In September 2015, the Company concluded the process of eliminating financial covenants in all of its contracts. Since October 2015, only financial transactions with BNDES contemplate monitoring of the Company’s indebtedness indexes, but with distinct characteristics in relation to those previously contained in the contracts with commercial banks (for more information, see Item 5.B.—Liquidity and Capital Resources — Indebtedness Ratios). In June 2019, the contracts with the BNDES were fully settled.

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

Export revenue and margins are also affected by fluctuations in the exchange rate of the U.S. dollar and other local currencies of the countries where the Company produces in relation to the Brazilian real. The Company’s production costs are denominated in local currency, but its export sales are generally denominated in U.S. dollars. Revenues generated by exports denominated in U.S. dollars are reduced when they are translated into Brazilian real in periods during which the Brazilian currency appreciates in relation to the U.S. dollar.

The Brazilian real depreciated against the U.S. dollar by 17.1% in 2018, 4.0% in 2019 and 28.9% in 2020. Further pronounced depreciation has occurred to date in 2021, with the real having now depreciated a further 6.4% by the end of February, 2021.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 13.4 billion at December 31, 2020, representing 76% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

Exchange rate instability also may adversely affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

We are subject to LIBOR-based risks.

On July 27, 2017, the head of the Financial Conduct Authority, or the FCA, announced the desire to phase out the use of LIBOR by the end of 2021. On March 5, 2021 the FCA specifically announced the cessation of certain LIBOR settings permanently after December 31, 2021, and the balance of such settings will cease permanently after June 30, 2023. The potential effect of any such event on our net investment income cannot yet be determined and, at this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may have a material adverse effect on our business, financial condition and results of operations.

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

 The principal litigations are described more fully in “Legal Proceedings.” and in Note 19 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. Among the material matters for which no provision has been established because they are considered as possible contingent liabilities (possibility of any outflow in settlement is possible):

•	The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, representing claims that totaled R$ 458,801.

•	The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 357,974; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,016,764, (iii) social security contributions in the total of R$ 138,369 and (iv) other taxes, the updated total amount of which is currently R$ 614,647.

•	The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,256,016.

•	The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 436,443.

•	Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,286,160.

•	Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,984,187.

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

Gerdau is a steel producer that supplies both the domestic market in Brazil and several international markets. The Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent Gerdau from selling in these markets. There are no assurances that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties, which could adversely affect the Company’s financial condition and results of operations.

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

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to Administrative Board of Tax Appeals (CARF) proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this moment to predict the term or outcome of the proceedings in Brazil, and that currently there is not enough information to determine whether a provision for losses is required or any additional disclosures.

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

Economic developments in other countries and securities markets could adversely affect the market prices of our shares, which could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms and could also have a material adverse effect on our financial condition and results of operations.

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

Furthermore, foreign issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Dra. Ruth Cardoso, 8501 - 8º floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300.

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

From 1901 to 1969, the Pontas de Paris nail factory grew and expanded its business into a variety of steel-related products and services. At the end of World War II, the Company acquired Siderúrgica Riograndense S.A., a steel producer also located in Porto Alegre, in an effort to broaden its activities and provide it with greater access to raw materials. In February 1948, the Company initiated its steel operations, which foreshadowed the successful mini mill model of producing steel in electric arc furnaces using steel scrap as the main raw material. At that time the Company adopted a regional sales strategy to ensure more competitive operating costs. In 1957, the Company installed a second unit in the state of Rio Grande do Sul in the city of Sapucaia do Sul, and in 1962, steady growth in the production of nails led to the construction of a larger and more advanced factory in Passo Fundo, also in Rio Grande do Sul.

In 1967, the Company expanded into the Brazilian state of São Paulo, purchasing Fábrica de Arames São Judas Tadeu, a producer of nails and wires, which was later renamed Comercial Gerdau and ultimately became the Company’s Brazilian distribution channel for steel products. In June 1969, the Company expanded into the Northeast of Brazil, producing long steel at Siderúrgica Açonorte in the state of Pernambuco. In December 1971, the Company acquired control of Siderúrgica Guaíra, a long steel producer in the state of Paraná in Brazil’s South Region. The Company also established a new company, Seiva S.A. Florestas e Indústrias, to produce lumber on a sustainable basis for the furniture, pulp and steel industries. In 1979, the Company acquired control of the Cosigua mill in Rio de Janeiro, which currently operates the largest mini mill in Latin America. Since then, the Company has expanded throughout Brazil with a series of acquisitions and new operations, and today owns 12 steel units in Brazil.

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

In November 2007, Gerdau entered into a binding agreement for the acquisition of the steel company MacSteel from Quanex Corporation. MacSteel operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The Company also operates six downstream operations in the states of Michigan, Ohio, Indiana and Wisconsin. The purchase price for this acquisition was US$1.5 billion (R$2.4 billion on the acquisition date) in addition to the assumption of their debts and some liabilities. Gerdau concluded the acquisition in April 2008.

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

On September 14, 2018, the Company announced to the market that the Brazilian antitrust authority known as CADE approved, without restrictions, the creation of a new company to manage and promote a loyalty program for Brazil’s retail construction industry, called Juntos Somos Mais Fidelização S.A., jointly with Votorantim Cimentos and Grupo Tigre. The initiative functions like a benefits program for stores and respective vendors, with the aim of improving service to end customers and to construction industry professionals. Votorantim Cimentos, founder of the program in 2015, will have a 45% stake, while Gerdau and Grupo Tigre each have 27.5%.

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

On November 26, 2019, the Company, through its subsidiary Gerdau Aços Longos S.A., entered into a final agreement with Hierros Añón, S.A. and Gallega de Mallas, S.L. for the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”), a company located in Caucaia, in the metropolitan area of Fortaleza, state of Ceará, with transaction value of US$ 110.8 million, subject to the typical adjustments to the acquisition price. On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos SA, concluded, after complying with the respective precedent conditions, including the approval of the Administrative Council for Economic Defense - CADE, the acquisition of 96.35% of the total and voting shares issued by Siderúrgica Latino-Americana SA (“Silat”) for R$ 475,961 thousand. Silat has an annual installed capacity of 600 thousand tons of rolled long steel. Through this transaction, Gerdau strengthens its position in the region and reinforces its strategy of better serving its customers in the Brazilian market.

On July 2020, the Company announced the creation of Gerdau Next, its New Business arm, which focuses on the long-term strategy for developing new products and businesses related to the production of steel, and which is aligned with the company’s guidelines for innovation and disruption.

B.	BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2019 (the most recent year for which information is available), 27.9.% of the total crude steel production in the world was through mini mill process and the remaining 71.6% was through the integrated process.

Crude Steel Production by Process in 2019*

	Crude Steel Production (in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,875	27.9	71.6
China	996	10.4	89.6
India	111	56.3	43.7
Japan	99	24.5	75.5
U.S.A.	88	69.7	30.3
S. Korea	71	31.8	68.2
Russia	72	33.7	64.0
Germany	40	30.0	70.0
Turkey	34	67.8	32.2
Brazil	33	22.3	76.0

Source: World Steel/ Steel Statistic Yearbook 2020

*Most recent year for which information available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,239 million tonnes in 2009 to 1,875 million tonnes in 2019, an increase of 51.3%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Over the past year, total annual crude steel production increased by 2.7% from 1,825 million tonnes in 2018 to 1,875 million tonnes in 2019.

Crude Steel Production (in million tonnes)

Source: World Steel/Annual Statistics

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2018, China’s crude steel production was 996.3 million tonnes, an increase of 7.3% compared to 2018. In 2019, China’s share of world steel production was 53% of world total crude steel.

Crude Steel Production by Country in 2019 (million tonnes)

 Source: World Steel/Annual Statistics

The Brazilian Steel Industry

According World Steel Association, in 2019 Brazil was the world’s 9th largest producer of crude steel, with a production of 33.7 million tonnes, a 1.7% share of the world market and 78.2% of the total steel production in South America during the year.

Total sales of Brazilian steel products were 32.6 million tonnes in 2019, 35.4 million tonnes in 2018 and 34.4 million tonnes in 2017, exceeding domestic demand of 20.6 million tonnes in 2019, 21.2 million tonnes in 2018 and 19.2 million tonnes in 2017. In 2019, total steel sales in the domestic market increased 1.3% from 2018, going from 18.3 million tonnes to 18.5 million tonnes.

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

In response to these conditions, in March 2002, Former President George W. Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and that changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products. More recently, in a White House signing ceremony on March 8, 2018, former President Donald Trump announced he was imposing import tariffs of 25% on steel and 10% on aluminum. After invoking a rarely-used Cold War-era law last year, Commerce Secretary Wilbur Ross concluded imports were a threat, and he recommended the imposition of these new restrictions covering an estimated $46.1 billion of imports, or about 2% of total U.S. goods imported in 2017.

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

The steel industry demonstrated strong performance through the middle of 2006, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world. Since the beginning of 2010, the economy in North America has been showing signs of upturn, contributing to a gradual recovery in the steel industry, with an important improvement in the non-residential and automotive sector. The Company believes that this trend should continue throughout 2021.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Colombia, the United States, Mexico, Peru, the Dominican Republic, Uruguay and Venezuela.

Gerdau is the leading manufacturer of long steel in North and South America. Gerdau believes it is one of the major global suppliers of special steel for the automotive industry. In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recyclers and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 30th largest steel producer based on its consolidated crude steel production in 2019, the most recent year for which information is available.

Gerdau operates steel mills that produce steel by direct iron ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 39 steel producing facilities globally.

As of December 31, 2020, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associates companies, was approximately 18.5 million tonnes of crude steel and 15.8 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 63.1 billion, shareholders’ equity (including non-controlling interests) of R$ 30.9 billion, consolidated net sales of R$ 43.8 billion and a total consolidated net income (including non-controlling interests) of R$ 2,388.1 million as of and for the year ended December 31, 2020.

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

The Company manages its Business Segments as follows:

•	Brazil Business Segment - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;

•	North America Business Segment - includes all operations in North America (Canada, United States and Mexico), except special steel, in addition to associate and joint venture, both of which are located in Mexico;

•	South America Business Segment - includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the joint ventures in the Dominican Republic and Colômbia; and

•	Special Steel Business Segment - includes the special steel operations in Brazil and the United States.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A. Consolidated Shipments by Business Segments (1)	Year ended December 31,
(1,000 tonnes)	2020	2019	2018
TOTAL	11,461	12,090	14,559
Brazil	5,129	5,609	5,535
North America	4,334	4,275	6,085
South America	962	1,059	1,307
Special Steel	1,252	1,586	2,111
Eliminations and Adjustments	(216)	(439)	(479)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net Sales by Business Segments (1)
(R$ million)	2020	2019	2018
TOTAL	43,815	39,644	46,159
Brazil	17,753	16,122	15,745
North America	17,458	14,656	19,927
South America	3,831	3,259	3,801
Special Steel	6,096	6,702	8,159
Eliminations and Adjustments	(1,323)	(1,095)	(1,473)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A. Consolidated	Year ended December 31,
annual production (1) (million tonnes)	2020	2019	2018
Crude Steel Production	12,194	12,453	15,344
Rolled Steel Production	10,933	10,972	13,749
Iron Ore Production	6,667	6,130	7,317

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

In 2020, crude steel production remained in line with 2019, mainly due to the performance of the domestic market. Given the strong demand observed, the Company directed 84% of its shipments in the Brazil Business Segment to the domestic market, which is 13% higher than in 2019, while only 16% was directed to the international market.

The numbers demonstrate the resilience of the construction sector, in both the retail segment and direct sales to contractors, as well as the industry’s gradual recovery.

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

The following table shows Gerdau’s iron ore production in the last five fiscal years:

Gerdau S.A. Production of Iron ore	Period ended in December, 31
(million tonnes)	2020	2019	2018	2017	2016
Iron ore Production	6,667	6,130	7,317	7,265	8,647

North America Business Segment

The North America Business Segment has annual production capacity of 7.8 million tonnes of crude steel and 5.7 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini mill operations is recycled steel scrap.

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

Steel production in 2020 was slightly higher than in 2019, in line with the level of shipments.

South America Business Segment

The South America Business Segment comprises five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini mills facilities with annual manufacturing capacity of 1.7 million tonnes of crude steel and 1.0 million tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, Venezuela and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures.

Steel production and shipments in 2020 decreased compared to 2019, due to the impacts from the pandemic in the first half of the year, especially in Peru and Argentina. This scenario in these countries was completely reversed as of the second half of the year, with the result driven by the good performance of the construction industry.

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

In North America, the Special Steel Segment is present in the United States, with three units located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana). The segment has annual installed production capacity of 1.3 million tonnes of crude steel and 1.3 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico The plants of this business segment have commercial and operational synergies.

Steel production and shipments decreased in 2020, mainly due to the economic impacts caused by the pandemic during 2020. The Special Steel BD was the business division most affected by the pandemic, mainly due to the shutdowns at many auto assemblers in both Brazil and the United States. As of the second half of the year, the industry began to stage a gradual recovery, especially in Brazil. Therefore, the results in the second half of 2020 were substantially higher than in the first half.

Exports

In 2020, the COVID-19 pandemic and the restrictive measures to contain the disease were the main factors that drove international prices and the steel dynamic. The world production decreased 0.9% year-on-year. The new record of China production in the first quarter, which rapidly recovered from the pandemic effects, was not enough to offset the contraction of production from the other regions.

According to Worldsteel, China achieved more than 1 billion tonnes of steel production in 2020, which represents a 5.2% increase, comparing to the previous year. This increase was due to measures taken by the government to spare the economy from the impact of the pandemic. Furthermore, another important matter to China’s increase production was the program to substitute capacity. According to Worldsteel, from May to October, the Chinese production surpass 90 million of tons per month. The country was responsible for 56.5% of world steel production. Despite the record in production, China was steel importer for four consecutive months, mainly of semi-finished.

Steel production decreased in the European Union, in the Americas and Oceania. Besides the pandemic, Europe still suffered the uncertainties of Brexit. Only at the end of 2020 did the United Kingdom and the European Union conclude a free trade agreement.

While the first semester was impacted by the effects and restrictive measures to contain COVID-19 in most countries, the second half of the year faced a recover in the global steel production. The optimism in the markets, thanks to the increase in the steel consumption, less availability of products to sell, long periods to conclude production and the inventories reduction, were responsible for the significative raw materials, crude steel and finished products margin increase.

In 2020, Gerdau’s Brazilian exports remained focused in South and Central America, boosted by the supply in their Joint Ventures. In addition, 2020 presented a significant increase in exports to Asia during the months most impacted by the pandemic in the Americas.

Although Chinese crude steel production reached more than one billion tonnes, in 2020, China exerted less influence on international steel prices due to the focus on supplying the domestic market. The production of crude steel in China has evolved considerably, considering that in 2000 it was only 129 million tonnes per year, but, on the other hand, domestic consumption has been growing in the same proportion.

Turkey was possibly the country, among the 10 largest steel producers in the world, that suffered the greatest impact due to protectionist measures and reduction in domestic steel consumption. Turkish production (in the first 11 months of 2020) was 30.8 million tonnes, representing a reduction of 10.4% in relation to the same period of the previous year. Turkish rebar exports to the United States were just 38,000 tonnes in the period from January to September 2019, against 348,000 tonnes in the same period in 2018. Before section 232 of the Trade Expansion Act, which provides tariffs of 25% in the steel imported from Turkey, Turkish rebar exports to the United States were around one million tonnes a year.

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

In 2020, Gerdau’s Brazilian exports continued to focus on South and Central America, which accounted for 75% of exports, leveraged by supply from the group’s companies and joint ventures.

The following table presents Gerdau’s Brazilian exports by destination for select periods:

Consolidated Exports of Gerdau Brazil Business Segment, by Destination (%)	Fiscal Year ended December 31,
	2020	2019	2018	2017	2016	2015
Total including shipments to subsidiaries (1,000 tonnes)	825	1.650	1.585	1.991	2.360	2.173
Africa	2%	2%	-	6%	3%	14%
Central America	21%	34%	31%	21%	27%	11%
North America	3%	7%	7%	11%	22%	22%
South America	54%	50%	47%	42%	31%	26%
Asia	17%	4%	6%	6%	5%	6%
Europe	3%	3%	9%	11%	12%	15%
Middle East	-	-	-	2%	1%	7%

Gerdau remains focused on serving strategic markets that contribute results to its operation, analyzing the impacts and opportunities arising from the volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2021.

Products

The Company supplies its customers with a wide range of products, including steel products and iron ore:

Semi-finished products (Billets, Blooms and Slabs)

The semi-finished products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs to produce wire rod, rebars and merchant bars. They represent an important part of the products from the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products, and mainly used to produce hot and cold rolled coils, heavy slabs, profiles and heavy plates.

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

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil[1]			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn products, billets, blooms, slabs, wire rod, structural shapes, hot rolled coil, heavy plate and iron ore.			Rebars, merchant bars, wire rod, light and heavy structural shapes.			Rebar, merchant bars and drawn products.			Stainless steel, special profiles and wire rod.			-
Year	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net Sales (R$ million)	17,573.0	16,122.2	15,745.2	17,458.0	14,656.0	19,927.4	3,831.0	3,259.3	3,801.2	6,092.0	6,702.9	8,158.6	(1,139.0)	(1,095.4)	(1,472.9)
% of Consolidated Net Sales	40.1%	40.7%	34.1%	39.8%	37.0%	43.2%	8.7%	8.2%	8.2%	13.9%	16.9%	17.7%	-2.6%	-2.8%	-3.2%
Net (Loss) Income (R$ million)	1,924.0	855.3	1,247.6	469.0	492.1	834.0	557.0	195.6	269.8	(18.0)	234.2	630.2	(524.0)	(482.7)	(655.2)
% of Consolidated Net (Loss) Income	79.9%	66.1%	53.6%	19.5%	38.0%	35.8%	23.1%	15.1%	11.6%	-0.7%	18.1%	27.1%	-21.8%	-37.3%	-28.2%

1 Include iron ore sales.

Production Process

In Brazil, the Company has a decentralized production process, using both mini mills and integrated facilities. In general, the Company has used the mini mill model to produce steel products outside of Brazil.

Semi-integrated Process (Mini mills)

The Company operates 26 mini mills worldwide. Mini mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

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

Integrated Process

Gerdau operates four integrated mills, three of which are located in Brazil and one in Peru. The Ouro Branco Mill is the largest integrated facility operated by the Company. It produces steel from pig iron from the blast furnace and has some of the advantages of a mini mill, since it is located near key suppliers as well as the ports from which Gerdau exports most of its production.

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

To monitor and reduce logistic costs, Gerdau uses specific solutions, directed to different types of transportation modes (road, rail, sea and cabotage), terminals, technology and equipment. Gerdau continuously seeks to improve its performance to receive raw materials, and to deliver products to its customers or ports of destination. Accordingly, Gerdau develops and maintain long-term relationships with logistic suppliers specialized in delivering raw materials and steel products.

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

Gerdau uses a variety of ports to deliver products from the entire Brazilian coastline. Most exports are shipped from the Praia Mole Private Steel Terminal in Vitoria, Espírito Santo.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2019 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

World common long rolled steel demand is met principally by steel mini mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range. The Company has been facing some competition from long steel products imports, mainly coming from Turkey. The Company believes that the diversification of its products, the solution developed by its fab shops units and the decentralization of its business provide a competitive edge over its major competitors.

Intense competition exists between the Company and ArcelorMittal in the slab and wire rod markets. With respect to the rebar market, competition in the Brazilian domestic market has increased in recent years due to new competitors like Simec and Companhia Siderurgica Nacional (CSN), which started rebar production.

Competitive Position — Outside Brazil

Gerdau’s geographic market in North America encompasses primarily the United States and Canada. The Company faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Selkirk, Midlothian, Jackson, Cartersville and Petersburg mini mills are shipped greater distances, including overseas.

The Company’s principal competitors include Commercial Metals Company (CMC), Nucor Corporation, Steel Dynamics Inc. and Cleveland-Cliffs.

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

Production Inputs

Price volatility

Gerdau’s production processes are based mainly on the mini mill concept, with mills equipped with electric arc furnaces that can melt ferrous scrap and produce steel products at the required specifications. The main raw material used at these mills is ferrous scrap, which at some plants is blended with pig iron. The component proportions of this mixture may change in accordance with prices and availability in order to optimize raw material costs. Iron, iron ore (used in blast furnaces) and ferroalloys are also important.

Although international ferrous scrap prices suffer high influence by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by demand and transportation costs.

Brazil and Special Steel Business Segments — The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais, thus input prices are not directly affected by currency fluctuations.

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

In North America, all production units are semi-integrated mills or mini mills, in which results of operations are closely related to the cost of ferrous scrap and its substitutes, which are the main input of mini mills. Ferrous scrap prices are relatively higher during the winter months in the north hemisphere due to the impact of climate on collection and supply. More than half of North America’s products are currently produced in electric arc furnaces with the use of ferrous scrap. Prices of ferrous scrap are subject to market forces beyond the Company’s control, including demand from the United States and international steel producers, freight costs and speculation.

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

North America Business Segment — The availability of scrap plays an important role for operations in North America. Sponge iron and pig iron are used in limited quantities only to produce steels with particular characteristics.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 5.8 million tonnes in 2020, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

In Brazil, electricity is currently supplied to the Company’s industrial units under two types of contracts:

•	Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Usiba and Açonorte. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).

•	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes and Miguel Burnier. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL. The Ouro Branco mill generates internally approximately 70% of its energy needs, using the gases produced during the steelmaking process. As a result, this makes the plant has significantly lower exposure to the energy market than mini mills.

The Company holds the following power generation concession in Brazil:

•	Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.82%), COPEL Participações S.A (23.03%), Celesc (23.03%), and Statkraft (2.12%).

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

Gerdau uses a Quality Management System developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists do planned visits, some are randomly selected, and some are scheduled visits, to its customers to check on the quality of the delivered products in order to guarantee the final user satisfaction for products purchased indirectly.

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

As is common with mini mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

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

The Company´s Special Steel operations in the United States and Brazil have their own credit departments for customer’ credit analysis.

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2020, provision for expected credit losses was 3.5% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to the same 3.5% on December 31, 2019 and 4.7% on December 31, 2018. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 5.2 billion (R$ 27 billion as of December 31, 2020), including material damage to installations of US$ 4.6 billion (R$ 23.9 billion as of December 31, 2020) and losses of gross revenues of US$ 639 million (R$ 3.3 billion as of December 31, 2020), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2020. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

3) RATES: effective 11/1/2017

Rates of mineral substances:

RATE	MINERAL SUBSTANCE
(VETOED)	(VETOED)
one percent (1%)	Rocks, sand, gravel, red clay and other mineral substances intended for immediate use in construction; ornamental rocks; mineral and thermal water
one point five percent (1.5%)	Gold
two percent (2%)	Diamond and other mineral substances
three percent (3%)	Bauxite, manganese, niobium and rock salt
three point five percent (3.5%)	Iron ore

For iron ore, the rate is fixed at 3.5%. In this case, upon a justified need, the regulatory entity of the mining sector could exceptionally reduce the iron compensation rate from 3.5% to as low as 2% in order to not adversely affect the economic feasibility of deposits with low performance and profitability due to the iron content, production scale, payment of taxes and number of employees.

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

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the DNPM processes referring to the mining rights held by Gerdau:

DNPM Process	City	Location / Mine / Project	State
1.978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4.575/1935	OURO PRETO	MIGUEL BURNIER	MG
3.613/1948	OURO PRETO	MIGUEL BURNIER	MG
5.303/1948	OURO PRETO	MIGUEL BURNIER	MG
5.514/1956	OURO PRETO	MIGUEL BURNIER	MG
5.975/1956	OURO PRETO	MIGUEL BURNIER	MG
6.549/1950	OURO PRETO	MIGUEL BURNIER	MG
930.600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3.583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3.584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3.585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8.141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6.255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5.945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932.705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833.209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.044/2006	OURO BRANCO	DOM BOSCO	MG
830.158/2007	OURO PRETO	DOM BOSCO	MG
830.159/2007	OURO PRETO	DOM BOSCO	MG
830.160/2007	OURO PRETO	DOM BOSCO	MG
831.640/2003	OURO PRETO	DOM BOSCO	MG
830.475/2007	OURO PRETO	DOM BOSCO	MG
832.620/2006	OURO PRETO	MIGUEL BURNIER	MG
830.798/2013	OURO PRETO	MIGUEL BURNIER	MG
832.377/2014	OURO PRETO	MIGUEL BURNIER	MG
832.375/2014	OURO PRETO	MIGUEL BURNIER	MG
833.018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832.625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.	ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2020 is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2020, 2019 and 2018:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2020	2019	2018

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary	Brazil	99.86	99.83	99.83
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.82	99.82	99.78
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	89.26	96.96	91.40
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiaries (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 92.58% in 2020, 98.07% in 2019 and 98.60% in 2018.

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

Gerdau Laisa S.A. — In 1980, the Company acquired the Laisa mini mill in Uruguay. Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 90,000 tonnes of rolled products.

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

Sizuca - Siderúrgica Zuliana, C. A. — In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana, which is located in Ciudad Ojeda, Venezuela. Sizuca owns a mini mill that produces concrete reinforcement bars. Sizuca has an annual installed capacity of 250,000 tonnes of crude steel and 170,000 tonnes of rolled products.

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

Gerdau Summit Aços Fundidos e Forjados S.A. — Gerdau Summit Aços Fundidos e Forjados S.A. - On January 5, 2017, the Gerdau S.A. subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. have accounting treatment of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest.

Diaco S.A. — On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. The new company’s assets are Gerdau’s long-steel industrial units in Colombia, with an annual installed steel capacity of 674 thousand tonnes. Due to this transaction, Diaco started to have accounting treatment of joint venture in Consolidated Financial Statements with a 49.86% interest.

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2020:

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON	CRUDE STEEL	ROLLED PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,992	7,541	7,266
Açonorte	Brazil	PE	—	265	242	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	180	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	160	140	EAF mini mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	936	1,520	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	600	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	540*	—	EAF mini mill	Billet
Riograndense	Brazil	RS	—	450	495	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Usiba	Brazil	BA	—	495*	397*	Integrated with DRI, EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars, wire rod and drawn products
São Paulo	Brazil	SP	—	950	600	EAF mini mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	4,100	3,850	3,030	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
NORTH AMERICA OPERATION			—	6,272	5,113
Mexico	Mexico	—	—	500	400	EAF mini mill, rolling mill	Rebar, merchant bars and beams
Cambridge	Canada	ON	—	330*	246	EAF mini mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	925	562	EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	420	296	EAF mini mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	676	522	EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—	397	274	EAF mini mill, rolling mill	Special sections, merchant bars, rebar
St. Paul	USA	MN	—	408*	397*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	788	724	EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	298	255	EAF mini mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,395	1,338	EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	833	496	EAF mini mill, rolling mill	Merchant bars and beams

	LOCATION		INSTALLED CAPACITY (1,000 tonnes)
PLANTS	COUNTRY	STATE	PIG IRON/ SPONGE IRON		CRUDE STEEL		ROLLED PRODUCTS		EQUIPMENT	PRODUCTS
SOUTH AMERICA OPERATION			400		1,140		1,073
Uruguay	Uruguay	—	—		100		90		EAF mini mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—		450		240		EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400	*	340		573		Blast Furnace, EAF mini mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—		250		170		EAF mini mill, rolling mill	Rebar
SPECIAL STEEL OPERATION					2,150		2,928
Pindamonhangaba	Brazil	SP	—		620		1,188		EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—		375	*	264	*	EAF mini mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—		430		615		EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—		500		500		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—		280	*	250	*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—		600		625		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
GERDAU TOTAL			4,992		17,103		16,380

* Temporarily idle units.

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

The image below, which represents what the Company believes to be, shows the location of the current and future iron ore production units and their main access routes:

Investment Programs

Capital expenditure amounted to R$ 1,651 million in 2020, with R$ 826 million allocated to general maintenance, R$ 264 million to maintenance of the Ouro Branco Mill and R$ 560 million to technological expansion and updating.

On May 6, 2020, the Company revised its CAPEX estimate disclosed to the market of R$ 1,609 million, with 60% to general maintenance, 17% to maintenance of the Ouro Branco Mill and 23% to technological expansion and updating. These amounts were carefully postponed after the market uncertainties arising from the impacts caused by the pandemic.

The investments bring the following environmental benefits:

• New dewatering sludge system, which is an innovative project in the iron ore process that will allow for eliminating the use of tailings dams.

• Formation of planted forests and modernization of charcoal carbonization furnaces to ensure the supply of biomass to our mills, resulting in environmental benefits and supporting the Company’s carbon management by reducing gas emissions causing climate change, since the bioreducer is a renewable source of carbon.

• Expansion and modernization of environmental control systems, such as dedusting, wastewater treatment lake, scrap inbound shipping and processing to reduce impacts on material topics relating to air emissions and water management.

• Improvements and technological updating that enable higher energy efficiency gains and lower greenhouse gas emissions driven by reducing losses in continuous casting, electric arc furnace, spheroidization furnace and logistics processes.

CAPEX projected for 2021 is R$ 3.5 billion, revising the CAPEX estimate for the three-year period (2019-2021) to R$ 6.9 billion.

The investments in technological expansion and updating will be made as expectations for the market’s recovery and for free cash flow generation in the period are maintained.

Conclusion of the acquisition of Silat

On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos SA, concluded, after complying with the respective precedent conditions, including the approval of Brazil’s antitrust agency (CADE), the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana SA (“SILAT”) for R$ 475.9 million. SILAT is located in Caucaia, in the metropolitan region of Fortaleza, State of Ceará, and has an annual installed capacity of 600 thousand tons of long steel rolling. With the transaction, Gerdau strengthens its position in the region and reinforces its strategy of better serving its customers in the domestic market.

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2020, Gerdau S.A. invested R$ 417 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that can cause environmental damages. The Company’s Management conducts surveys periodically to identify areas potentially impacted and records as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 297,094 on December 31, 2020 (R$ 125,992 recognized as current liabilities and R$171,102 as non-current liabilities), R$ 112,308 on December 31, 2019 (R$ 60,913 recognized as current liabilities and R$ 51,395 as non-current liabilities) and R$ 132,646 on December 31, 2018 (R$ 60,419 recognized as current liabilities and R$ 72,227 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. See Note 20 - Environmental Liabilities.

On December 31, 2020, the updated present value of the total remaining Environmental Liabilities in Brazil amounted to R$ 141.7 million (R$ 54.7 million on December 31, 2019).

Gerdau Ameristeel and MacSteel estimated cleaning costs based on a review of the corrective activities estimated for each known contaminated location. Although the final costs associated with such corrective actions are not known precisely, the Company estimated the present value of the total remaining costs on December 31, 2020 of R$ 155.4 million (R$ 57.6 million on December 31, 2019), which are accounted for as liabilities in its Consolidated Financial Statements.

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

The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits and has an environmental management system in place designed to reduce the risk of non-compliance.

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

The Brazilian Institute for the Environment and Renewable Resources (IBAMA) has jurisdiction to issue licenses for projects with national or regional environmental impacts. In all other cases, the state environmental agencies have jurisdiction, and, in the case of local impact, the municipal agencies have jurisdiction.

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

Sustainability Strategy

In 2019, the Company engaged in a review of materiality through which it determined the most relevant material issues to guide our strategy and management initiatives and guide the way in which we communicate with our stakeholders and society in general. One of the issues identified as most relevant was “Mitigation and adaptation to climate change”. Carbon emissions are a key issue in the debate on climate change and a sensitive point for the steel industry, given the level of emissions from its production facilities in relation to the industrial sector as a whole.

The Company defines its risk management guideline and procedure based on business analysis, including issues related to climate change and the ESG Scorecard indicators. Industry trends that can impact business in the short-, medium- and long-term, as well as environmental, social and governance factors, image and legislation are assessed.

Identified risk factors: unexpected interruptions in the production capacity of the Company main units and facilities would increase production costs, reducing sales and gains during the affected period. Such interruptions result from: (i) unpredictable/periodic failures in equipment essential for the development of the Company’s production processes, such as electric arc furnaces, continuous casting, gas reheating furnaces, rolling and electrical equipment, high-power transformers; (ii) unexpected events such as fires, explosions or severe weather conditions; (iii) depletion of natural resources (water scarcity); and (iv) the non-renewal, suspension and/or cancellation of environmental licenses by the competent authorities. As a result, the Company has experienced periods of downtime or reduced production at the steel mills, which may also occur in the future. Interruptions in production capacity may adversely affect the Company’s productivity and operating results. In addition, any interruption in production capacity may require additional troubleshooting expenses from the Company, which would impact the Company’s cash flow. Long business interruptions can also damage the Company’s reputation and lead to loss of customers, which can have a negative impact on the business, operating results, cash flows and the Company’s financial condition.

The Company takes measures to mitigate the consequences of climate change with a focus on energy efficiency, the use of scrap metal as a feedstock and the use of charcoal. This charcoal-based integrated route is the main contributor to greenhouse gas (“GHG”) emissions among the Company’s production routes. The Company uses scrap as feedstock for approximately 73% of production, which reduces the demand for natural resources, resulting in lower energy consumption and a reduction in greenhouse gas emissions. The use of bio-reducer (charcoal) as input for the integrated steel plants in Barão de Cocais, Divinópolis and Sete Lagoas (state of Minas Gerais) results in an environmental benefit and allows the Company to contribute to the reduction of greenhouse gas emissions, since the bio-reducer is a renewable source of carbon. As a result, across all of its production models, the Company’s carbon intensity is below the global average for the steel industry, at 0.96 tCO2e / t of crude steel, reflecting the Company’s commitment to mitigate the impact of climate change.

In 2020, the Company prepared the GHG inventory of all of its industrial units in Brazil (base year, 2019). The data has been audited by an outsourced company and action plans have been identified for the continuous improvement of the process. In 2020, the Company reported this data from its Brazilian operations to the “Carbon Disclosure Project” Climate Change module of the CDP, a non-profit entity that compiles and reviews data on GHG and climate change, where it received the B- score, a score higher than the regional average for South America and the sector, reinforcing the Company’s commitment to the sustainability of its operations, in line with the ESG criteria. The Company is structuring itself to, in 2021, include the information concerning its other operations in its submission to the CDP. In furtherance of its strategy to mitigate the impact of climate change and to reduce GHG emissions, the Company has carried out the survey in 2021 to identify potential energy efficiency projects or other emission reduction alternatives. The Company is currently evaluating its products’ life cycle focusing on the applications of steel in the market, the effectiveness of the material and the risks of climate change impacts.

The Company is clear that it must make a commitment to reduce emissions that is compatible with our financial targets. We have studied, with the support of specialized consultants, the scenarios of production and technology changes with the lowest effective carbon cost in order to define targets and drive our strategy. Consistent with this, the Company has adopted the MACC “Marginal Abatement Cost Curve” methodology to structure the medium and long term emissions reduction targets and disclose them externally over the next several years, using the best knowledge available about initiatives and steel production technologies for low greenhouse gas emission.

Areas of permanent forest preservation and legal reserves

Some activities of the Company, mainly those involving reforestation to produce thermal-reducer used in its industrial units, are subject to the Brazilian Forest Code.

The Code determines that some areas, due to their importance for the preservation of the environment and water resources, are considered permanent preservation areas (APP), such as, for example, areas adjacent to rivers or natural or artificial reservoirs, hill tops and slopes hills with a slope greater than 45 °. At Gerdau’s forestry units, permanent preservation areas are an integral part of the business, being protected and in compliance with the legislation.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2020 and 2019 and for each year in the three year period ended December 31, 2020, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

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

In 2020, Brazilian GDP decreased 4.1% (equivalent to US$ 7.4 trillion Nominal GDP) mainly as a result of the COVID-19 pandemic. Inflation, as measured by the IPCA index, was 4.52%. The average CDI rate in the year was 2.75%. The Brazilian real depreciated by 29% against the U.S. dollar, ending the year at R$5.20 to $1.00.

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

	2020		2019		2018
Actual GDP growth		(4.1)%		1.1%		1.3%
Inflation (IGP-M) (1)		23.1%		7.3%		7.6%
Inflation (IPCA) (2)		4.5%		4.3%		3.7%
CDI rate (3)		2.8%		4.4%		6.4%
6-month LIBOR		0.2%		1.9%		2.9%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		29.0%		4.0%		17.1%
Foreign exchange rate at end of year — $1.00	R$	5.1967	R$	4.0307	R$	3.8748
Average foreign exchange rate — $1.00 (4)	R$	5.1578	R$	3.9461	R$	3.6831

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

In 2020, according to the IMF (International Monetary Fund) the U.S. Real GDP decreased by 2.3%. Inflation, as measured by the CPI, was 1.4%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

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

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2019	2018	2017
Actual Real GDP growth (1)	(2.3)%	2.3%	2.3%
Inflation (CPI) (2)	1.4%	2.3%	1.9%
Fed Funds (3)	0.3%	1.8%	2.5%

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

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders’ equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on some non-real denominated debt of the subsidiaries in Brazil are recognized in the statement of income. However, gains and losses from debts contracted for acquisition of overseas investments are designated as a hedge of net investment in foreign subsidiaries and are also recorded directly in shareholders’ equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeding the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

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

International steel prices have experienced ups and downs throughout the last several years. From 2016 until 2020, the Turkish Rebar average price (the measure most used in the market, since the turmoil in the world economy after the 2008 crisis, when CIS prices skyrocketed to USD 1,205), was USD 391 in 2016, USD 476 in 2017 then USD 535 in 2018. In 2020, the year’s average price was substantially higher compared to 2019, going to USD 560 from USD 412, following the increase in the cost of raw materials and the growth of consumption.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2020, exports were 50% lower than 2019, going from 1,650 to 825 million tonnes, which represented 15.8% of total shipments from Brazil operations. Export revenue totaled R$ 2,028 million in 2020 (R$ 3,210 million in 2019).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 44.6% of production costs in 2020, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 14.3%. Personnel totaled 18.9% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 11.2% of total production costs. The table below presents the production costs breakdown by business segment:

Production Costs Breakdown in 2020, 2019 and 2018 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment			Special Steel Business Segment
% of costs	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Personnel	18.9	17.8	17.4	17.3	18.1	17.2	17.9	17.9	17.7	13.1	10.8	12.2	26.8	20.1	19.2
Maintenance	6.4	6.5	6.3	5.8	6.0	5.3	7.6	8.0	8.0	4.3	3.9	4.0	5.5	5.5	4.9
Depreciation	4.6	4.2	3.7	6.1	5.8	5.3	3.1	2.9	2.5	2.7	2.0	2.0	6.2	5.0	4.3
Metallic Inputs	44.6	44	46.6	32.4	28.2	31.7	53.5	52.2	53.5	62.1	69.1	68.7	38.6	45.3	48.7
Energy and Reducing Agents	14.3	16	15.2	28.0	31.8	31.1	6.1	6.6	6.7	11.0	8.6	7.7	9.8	9.4	8.8
Specific Materials	11.2	10.5	10.9	10.4	10.1	9.4	11.8	12.5	11.6	6.8	5.7	5.4	13.1	14.7	14.3

Significant events affecting financial performance during 2020, 2019 and 2018

COVID-19 Pandemic – As mentioned before, 2020 was marked by the economic impacts caused by the novel coronavirus (COVID-19) pandemic. This unprecedented situation imposed constraints on many sectors of the economy, which suspended production, shipments, sales and services, etc.

As of the second half of March 2020, the COVID-19 pandemic affected the performance of the Company’s Business Divisions in terms of steel production and shipments, which resulted in the interruption of production in some steel mills. We gave priority to serving our clients, despite the production stoppages. In the Brazil BD, the mini mills resumed production during April and Blast Furnace 2 at the Ouro Branco Mill resumed production in July. In the North America BD, the mills continued to operate normally, with production levels gradually adjusting to the demand observed in the industry. The construction industry continues to show healthy demand. In the Special Steel BD, in Brazil and the United States, some of the various mini mills and rolling mills carried out scheduled stoppages, given the level of inventories and demand of each client. The automotive industries in the two countries adopted forced vacations during a certain period and have been gradually resuming their operations. In the South America BD, the operations continue with production levels gradually adjusting to the demand observed in the industry.

Exchange rate — The Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity, in accordance with IFRS. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However, the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten-Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that are taxable and results in income tax recognized in the income statement, while these exchange variances are eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries.

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

Results of Operations

The following presentation of the Company’s operating results for the years ended December 31, 2020, 2019 and 2018 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2020 compared with year ended December 31, 2019

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the year ended on
	December 31, 2020	Vertical Analysis 2020	December 31, 2019	Vertical Analysis 2019	Horizontal Analysis 2020x2019
NET SALES	43,814,661	100.00%	39,644,010	100.00%	10.52%

Cost of sales	(37,884,102)	(86.46)%	(35,440,726)	(89.40)%	6.89%

GROSS PROFIT	5,930,559	13.54%	4,203,284	10.60%	41.09%

Selling expenses	(512,950)	(1.17)%	(476,339)	(1.20)%	7.69%
General and administrative expenses	(1,017,435)	(2.32)%	(954,117)	(2.41)%	6.64%
Other operating income	1,763,684	4.03%	636,847	1.61%	176.94%
Other operating expenses	(645,985)	(1.47)%	(187,647)	(0.47)%	244.26%
Impairment of financial assets	(64,132)	(0.15)%	(21,044)	(0.05)%	204.75%
Impairment of non-financial assets	(411,925)	(0.94)%	—	—
Equity in earnings of unconsolidated companies	152,569	0.35%	(17,050)	(0.04)%	(994.83)%

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,194,385	11.86%	3,183,934	8.03%	63.14%

Financial income	194,092	0.44%	223,213	0.56%	(13.05)%
Financial expenses	(1,448,461)	(3.31)%	(1,469,754)	(3.71)%	(1.45)%
Bonds repurchases	(239,273)	(0.55)%	—	—	—
Exchange variations, net	(204,291)	(0.47)%	(247,555)	(0.62)%	(17.48)%
Gain and losses on financial instruments, net	(774)	0.00%	(15,118)	(0.04)%	(94.88)%

INCOME BEFORE TAXES	3,495,678	7.98%	1,674,720	4.22%	108.73%

Current	(908,051)	(2.07)%	(240,400)	(0.61)%	277.73%
Deferred	(199,573)	(0.46)%	(217,433)	(0.55)%	(8.21)%
Income and social contribution taxes	(1,107,624)	(2.53)%	(457,833)	(1.15)%	141.93%

NET INCOME	2,388,054	5.45%	1,216,887	3.07%	96.24%

Net sales by Segment (R$ million)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2020 compared with year ended December 31, 2019
Brazil	17,753	16,122	10.1%
North America	17,458	14,656	19.1%
South America	3,832	3,259	17.6%
Special Steel	6,096	6,702	(9.0)%
Eliminations among Companies	(1,324)	(1,095)	20.8%
Total	43,815	39,644	10.5%

In 2020, net sales came to R$ 43.8 billion, up 11% from 2019. The main driver was the foreign exchange rate variation of 31% depreciation in the average Brazilian real against the U.S. dollar, which impacted our net sales in the various geographies, especially in the North America BD, as well as exports from Brazil.

In the Brazil Business Segment Net sales grew 10% compared to 2020. As mentioned above, the result was due to higher shipments to the domestic market, which increased sales per ton sold in the Brazil BD.

In the North America Business Segment, net sales increased 19% compared to 2019, mainly due to the 31% appreciation in the average U.S. dollar against Brazilian real in the period.

In the South America Business Segment, net sales increased due to higher shipments and the effects from foreign exchange rate variation.

In the Special Steel Business Segment, net sales decreased compared to 2019 as a consequence of lower shipments in the period, which were mitigated by the effect from foreign exchange rate variation (+31%) on the revenues generated in the United States.

Cost of goods sold and Gross Profit

		Year ended December 31, 2020		Year ended December 31, 2020 compared with year ended December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2020	2019	2019
Brazil	Net sales (R$ million)	17,753	16,122	10.1%
	Cost of goods sold (R$ million)	(14,180)	(14,363)	(1.3)%
	Gross profit (R$ million)	3,573	1,759	103.1%
	Gross margin (%)**	20.1%	10.9%
North America	Net sales (R$ million)	17,458	14,656	19.1%
	Cost of goods sold (R$ million)	(16,213)	(13,351)	(21.4)%
	Gross profit (R$ million)	1,246	1,305	(4.5)%
	Gross margin (%)**	7.1%	8.9%
South America	Net sales (R$ million)	3,831	3,259	17.6%
	Cost of goods sold (R$ million)	(3,015)	(2,762)	9.2%
	Gross profit (R$ million)	816	497	64.2%
	Gross margin (%)**	21.3%	15.3%
Special Steel	Net sales (R$ million)	6,096	6,702	(9.0)%
	Cost of goods sold (R$ million)	(5,795)	(6,168)	(6,1)%
	Gross profit (R$ million)	302	534	(43.4)%
	Gross margin (%)**	5.0%	8.0%
Eliminations among Companies	Net sales (R$ million)	(1,323)	(1,095)	(20.8)%
	Cost of goods sold (R$ million)	1359	1,203	(13.0)%
	Gross profit (R$ million)	-6	108	(105.3)%
Total	Net sales (R$ million)	43,815	39,644	(10.5)%
	Cost of goods sold (R$ million)	(37,844)	(35,441)	(6.8)%
	Gross profit (R$ million)	5,931	4,203	(41.1)%
	Gross margin (%)**	10.6%	10.6%

Cost of goods sold increased 7% in 2020, to R$ 37.9 billion (R$ 35.4 billion in 2019). In addition to the foreign exchange rate variation effect already mentioned in the Net Sales section, the increase was due to the higher prices of the main raw materials used by the Company, especially the 24% increase in scrap costs and 39% increase in iron ore costs.

In the Brazil Segment, cost of goods sold remained stable in relation to 2019, during which the pressure from raw material costs was mitigated by the lower shipments. Scrap costs rose 15% in 2020, while iron ore costs increased 53%.

In the North America Segment, cost of goods sold Cost of goods sold increased in 2020 compared to 2019, relatively in line with the behavior of net sales, due to the exchange variation effect.

In the South America Segment, cost of sales rose 9% from 2019, reflecting the 22% increase in the scrap price in the period, as mentioned previously.

In the Special Steel Segment, cost of goods sold decreased accompanying the decline in shipments, but it was affected by the higher prices of the key raw materials used to make special steels. The scrap price increased by 18% in 2020 compared to 2019.

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2020	2019	Year ended December 31, 2020 compared with year ended December 31, 2019
Selling expenses	513	476	7.8%
General and administrative expenses	1,017	954	6.6%
Total	1,530	1,430	7.0%
Net sales	43,815	39,644	10.5%
% net sales	3.5%	3.6%

(*)	The information does not include data from joint ventures and associate companies.

Selling, general and administrative expenses corresponded to 3.5% of net sales in 2020.

Other Operating Income and Other Operating Expenses

Other Operating income increased 177% in 2020, to R$ 1,764 million (R$ 637 million in 2019). This increase was mainly attributable to tax gains on lawsuits that had a final and unappealable decision in benefit of the Company. Other Operating expenses increased 244% in 2020, to R$ 646 million (R$ 188 million in 2019). This increase was mainly attributable to additions in tax and labor provisions.

Operating Income before Financial Result and Taxes

Operating income before financial result and taxes was R$ 5,194 million in 2020, compared to income of R$ 3,184 million in 2019. This increase was mainly attributable to the increase in net sales in amounts higher than the increase in cost of sales, which resulted in a higher gross profit and a higher Operating income before financial result and taxes.

Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net (R$ million)	2020	2019	Year ended December 31, 2020 compared with year ended December 31, 2019
Financial income	194	223	(13.0)%
Financial expenses	(1,448)	(1,470)	(1.5)%
Expenses in Bonds repurchase	(239)	-	-
Exchange variation, net	(204)	(247)	(17.4)%
Gains and losses on derivatives, net	(0.8)	(15)	(94.7)%
Total	(1,699)	(1,509)	12.6%

In 2020, the net financial result decreased 13% compared to 2019, while financial expenses remained fairly consistent, despite the 29% U.S. dollar appreciation between December 31, 2019 and December 31, 2020. The result was made possible by the Company’s liability management strategy to reduce its exposure to foreign-denominated debt. At the end of December, approximately 77% of debt was exposed to foreign exchange rate variation, a decrease of 4 percentage points compared to the end of December 2019.

Income and Social Contribution Taxes

Income tax and social contribution expense of R$ 1,108 million was recognized in 2020 compared to an expense of R$ 458 million in 2019. The increase in the expense amount in the income and social contribution taxes of 2020 when compared to 2019 is mainly related to the relevant increase in the income before taxes in 2020, which resulted in a higher income tax and social contribution expense. In addition, increase in profits in countries with higher income tax rates also contributed to the increase in this expense.

Year ended December 31, 2019 compared with year ended December 31, 2018.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the year ended on
		Vertical		Vertical		Vertical	Horizontal	Horizontal
	December 31, 2019	Analysis 2019	December 31, 2018	Analysis 2018	December 31, 2017	Analysis 2017	Analysis 2019x2018	Analysis 2018x2017
NET SALES	39,644,010	100.0%	46,159,478	100.0%	36,917,619	100.0%	(14.1)%	25.0%
Cost of sales	(35,440,726)	(89.4)%	(40,010,100)	(86.7)%	(33,312,995)	(90.2)%	(11.4)%	20.1%
GROSS PROFIT	4,203,284	10.6%	6,149,378	13.3%	3,604,624	9.8%	(31.6)%	70.6%
Selling expenses	(476,339)	(1.2)%	(570,431)	(1.2)%	(524,965)	(1.4)%	(16.5)%	8.7%
General and administrative expenses	(954,117)	(2.4)%	(1,082,449)	(2.3)%	(1,129,943)	(3.1)%	(11.9)%	(4.2)%
Other operating income	636,847	1.6%	235,421	0.5%	260,618	0.7%	170.5%	(9.7)%
Other operating expenses	(187,647)	(0.5)%	(270,413)	(0.6)%	(168,887)	(0.5)%	(30.6)%	60.1%
Impairment of assets	-	0.0%	-	0.0%	(1,114,807)	(3.0)%		(100.0)%
Impairment loss on trade receivables	(21,044)	(0.1)%	(9,914)	0.0%	-	0.0%	112.3%
Results in operations with subsidiaries and associate company	-	0.0%	(414,507)	(0.9)%	(721,682)	(2.0)%	(100.0)%	(42.6)%
Reversal of contingent liabilities, net	-	0.0%	-	0.0%	929,711	2.5%		(100.0)%
Equity in earnings of unconsolidated companies	(17,050)	0.0%	10,141	0.0%	(34,597)	(0.1)%	(268.1)%	(129.3)%
INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3,183,934	8.0%	4,047,226	8.8%	1,100,072	3.0%	(21.3)%	267.9%
Financial income	223,213	0.6%	204,000	0.4%	226,615	0.6%	9.4%	(10.0)%
Financial expenses	(1,469,754)	(3.7)%	(1,579,341)	(3.4)%	(1,726,284)	(4.7)%	(6.9)%	(8.5)%
Bonds repurchases	-	0.0%	(223,925)	(0.5)%	-	0.0%	(100.0)%
Exchange variations, net	(247,555)	(0.6)%	(322,621)	(0.7)%	(4,057)	0.0%	(23.3)%	7,852.2%
Reversal of monetary update of contingent liabilities, net	-	0.0%	-	0.0%	369,819	1.0%		(100.0)%
Gain and losses on financial instruments, net	(15,118)	0.0%	32,092	0.1%	(9,441)	0.0%	(147.1)%	(439.9)%
INCOME (LOSS) BEFORE TAXES	1,674,720	4.2%	2,157,431	4.7%	(43,276)	(0.1)%	(22.4)%	(5,085.3)%
Current	(240,400)	(0.6)%	(629,209)	(1.4)%	(313,758)	(0.8)%	(61.8)%	100.5%
Deferred	(217,433)	(0.5)%	798,160	1.7%	18,367	0.0%	(127.2)%	4,245.6%
Income and social contribution taxes	(457,833)	(1.2)%	168,951	0.4%	(295,391)	(0.8)%	(371.0)%	(157.2)%
NET INCOME (LOSS)	1,216,887	3.1%	2,326,382	5.0%	(338,667)	(0.9)%	(47.7)%	(786.9)%

Net Sales

Net sales by Segment (*) (R$ million)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Brazil	16,122	15,745	2.4%
North America	14,656	19,927	(26.5)%
South America	3,259	3,801	(14.3)%
Special Steel	6,702	8,159	(17.9)%
Eliminations among Companies	(1,095)	(1,473)	(25.6)%
Total	39,644	46,159	(14.1)%

(*) The information does not include data from joint ventures and associate companies.

Net Sales per Tonne Sold by Segment (*) (R$/tonne)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Brazil	2,874	2,844	1.1%
North America	3,428	3,275	4.7%
South America	3,076	2,909	5.7%
Special Steel	4,226	3,864	9.4%
Consolidated[1]	3,279	3,170	3.4%

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

Cost of goods sold and Gross Profit

		Year ended December 31, 2019		Year ended December 31, 2019 compared with year ended December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2019	2018	2018
Brazil	Net sales (R$ million)	16,122	15,745	2.4%
	Cost of goods sold (R$ million)	(14,363)	(13,044)	10.1%
	Gross profit (R$ million)	1,759	2,701	(34.9)%
	Gross margin (%)**	10.9%	17.2%
North America	Net sales (R$ million)	14,656	19,927	(26.5)%
	Cost of goods sold (R$ million)	(13,351)	(18,165)	(26.5)%
	Gross profit (R$ million)	1,305	1,761	(26.0)%
	Gross margin (%)**	8.9%	8.8%
South America	Net sales (R$ million)	3,259	3,801	(14.3)%
	Cost of goods sold (R$ million)	(2,762)	(3,231)	(14.5)%
	Gross profit (R$ million)	497	570	(12.8)%
	Gross margin (%)**	15.3%	15.0%
Special Steel	Net sales (R$ million)	6,702	8,159	(17.9)%
	Cost of goods sold (R$ million)	(6,168)	(7,065)	(12.7)%
	Gross profit (R$ million)	534	1,094	(51.1)%
	Gross margin (%)**	8.0%	13.4%
Eliminations among Companies	Net sales (R$ million)	(1,095)	(1,473)	(25.6)%
	Cost of goods sold (R$ million)	1,203	1,495	(19.5)%
	Gross profit (R$ million)	108	22
Total	Net sales (R$ million)	39,644	46,159	(14.1)%
	Cost of goods sold (R$ million)	(35,441)	(40,010)	(11.4)%
	Gross profit (R$ million)	4,203	6,149	(31.6)%
	Gross margin (%)**	10.6%	13.3%

(*)	The information does not include data from joint ventures and associate companies.

(**)	Gross profit divided by net sales.

Cost of goods sold decreased in 2019 in relation to 2018, mainly due to the divestments in the period, particularly at the North America and Special Steel Business Segments. The decrease was compensated in part due to the higher cost per tonne in the Special Steel and Brazil Segments.

In the Brazil Segment, cost of goods sold increased by 10.1% in 2019 compared to 2018, reflecting the impacts from the refurbishment of Blast Furnace 1 in the Ouro Branco Mill in Minas Gerais, the maintenance shutdowns of the mini mills and the higher costs of iron ore and coal in the period. Gross margin decreased in 2019 compared to 2018, since cost per tonne sold increased by 9%, while net sales per tonne sold remained stable.

In the North America Segment, cost of goods sold decreased by 26.5% in 2019 compared to 2018, mainly due to the divestments. Gross profit declined in line with the performance of revenue, while gross margin remained unchanged due to the stability in the metals spread, considering the new portfolio of this segment: commercial bars and structural profiles.

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

Selling, General and Administrative Expenses

Operating Expenses(*) (R$ million)	2019	2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Selling expenses	476	570	(13)%
General and administrative expenses	954	1,082	(12)%
Total	1,430	1,652	(13)%
Net sales	39,644	46,159	(14)%
% net sales	3.6%	3.6%

(*)	The information does not include data from joint ventures and associate companies.

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

Financial Income, Financial Expenses, Exchange Variations, net and Gains and Losses on financial instruments, net

Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net (R$ million)	2019	2018	Year ended December 31, 2019 compared with year ended December 31, 2018
Financial income	223	204	9.2%
Financial expenses	(1,470)	(1,579)	(6.9)%
Exchange variation, net	(247)	(323)	(23.5)%
Gains and losses on derivatives, net	(15)	32	(147.1)%
Total	(1,509)	(1,666)	(20.1)%

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

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)	The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit of credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)	Pension plan assets are stated at fair value.

iii)	Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs, and they are based on actuarial evaluation done by independent actuaries.

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

The impairment test of these assets is assessed based on the analysis of facts and circumstances to perform the impairment test annually in December or being anticipated whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in certain markets in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2020 test were: a) North America: 3% (3% in December 2019); b) Special Steel: 3% (3% in December 2019); c) South America: 3% (3% in December 2019); and d) Brazil: 3% (3% in December 2019).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associate to each of them. The post-tax discount rates used were: a) North America: 8.25% (10.0% in December 2019); b) Special Steel: 8.75% (10.5% in December 2019); c) South America: 11.25% (14.25% in December 2019); and d) Brazil 9.75%: (11.25% in December 2019).

Discounted cash flows are compared to the book value (including any impairment recognized) of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value by R$ 6,202 million (exceeded the book value by R$ 2,690 million in 2019); b) South America: exceeded the book value by R$ 4,141 million (exceeded the book value by R$ 521 million in 2019); c) Special Steel: exceeded the book value by R$ 2,509 million (exceeded the book value by R$ 2,813 million in 2019); and d) Brazil: exceeded the book value by R$ 13,424 million (exceeded the book value by R$ 4,015 million in 2019).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded book value by R$ 4,589 million (exceeded the book value by R$ 1,884 million in 2019); b) Special Steel: exceeded book value by R$ 1,568 million (exceeded the book value by R$ 2,207 million in 2019); c) South America: exceeded book value by R$ 3,757 million (exceeded the book value by R$ 414 million in 2019); and d) Brazil: exceeded the book value by R$ 11,348 million (exceeded the book value by R$ 2,810 million in 2019).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 4,914 million (exceeded the book value by R$ 2,098 million in 2019); b) Special Steel: exceeded the book value by R$ 1,754 million (exceeded the book value by R$ 2,369 million in 2019); c) South America: exceeded the book value by R$ 3,867 million (exceeded the book value by R$ 455 million in 2019); and d) Brazil: exceeded the book value by R$ 11,809 million (exceeded the book value by R$ 3,115 million in 2019).

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

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2020.

Additional information related to impairment of goodwill and other long lived assets are described at Note 30 of the Consolidated Financial Statements contained herein.

Cash Flow

The table below presents information for the cash flow of the respective years:

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the year ended on			Horizontal analysis	Horizontal analysis
	December 31, 2020	December 31, 2019	December 31, 2018	2020 x 2019	2019x2018
Cash flows from operating activities
Net income for the year	2,388,054	1,216,887	2,326,382	96.24%	-47.69%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,499,104	2,074,295	1,891,814	20.48%	9.65%
Impairment of non-financial assets	411,925	-	-	-	-
Equity in earnings of unconsolidated companies	(152,569)	17,050	(10,141)	(994.83)%	(268.13)%
Foreign exchange rate variation, net	204,291	247,555	322,621	(17.48)%	(23.27)%
Losses (gains) on financial instruments, net	774	15,118	(32,092)	(94.88)%	(147.11)%
Post-employment benefits	203,689	165,487	189,603	23.08%	(12.72)%
Long-term incentive plans	62,801	43,895	41,186	43.07%	6.58%
Income tax	1,107,624	457,833	(168,951)	141.93%	(370.99)%
Losses (gains) on disposal of property, plant and equipment	(18,482)	2,129	(41,109)	(968.11)%	(105.18)%
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	414,507	-	-
Impairment of financial assets	64,132	21,044	9,914	204.75%	112.27%
Provision (reversal) of tax, civil, labor and environmental liabilities, net	477,518	38,417	(56,409)	1,142.99%	(168.10)%
Tax credits recovery	(1,358,744)	(402,499)	-	237.58%	-
Interest income on short-term investments	(99,359)	(72,784)	(49,745)	36.51%	46.31%
Interest expense on loans	1,022,460	938,120	1,177,686	8.99%	(20.34)%
Interest on loans with related parties	(8,277)	(4,767)	(545)	73.63%	774.68%
Reversal of net realizable value adjustment in inventory	(40,697)	24,665	8,228	(265.00)%	199.77%
	6,764,244	4,782,445	6,022,949	41.44%	(20.60)%
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	(527,722)	656,831	71,631	(180.34)%	816.96%
(Increase) Decrease in inventories	(428,263)	1,556,713	(2,427,473)	(127.51)%	(164.13)%
Increase (Decrease) in trade accounts payable	1,014,800	(642,699)	900,388	(257.90)%	(171.38)%
(Increase) Decrease in other receivables	369,076	146,825	(118,988)	151.37%	(223.39)%
Increase (Decrease) in other payables	182,934	(462,906)	(1,160,626)	(139.52)%	(60.12)%
Dividends from jointly-controlled entities	94,937	44,037	55,357	115.58%	(20.45)%
Purchases of short-term investments	(3,224,158)	(3,676,744)	(1,512,123)	(12.31)%	143.15%
Proceeds from maturities and sales of short-term investments	3,924,799	521,616	1,629,595	652.43%	(67.99)%
Cash provided by operating activities	8,170,647	2,926,118	3,460,710	179.23%	(15.45)%

Interest paid on loans and financing	(1,079,981)	(945,027)	(1,162,364)	14.28%	(18.70)%
Interest paid on lease liabilities	(61,727)	(83,620)	-	(26.18)%	-
Income and social contribution taxes paid	(621,033)	(254,679)	(298,663)	143.85%	(14.73)%
Net cash provided by operating activities	6,407,906	1,642,792	1,999,683	290.06%	(17.85)%

Cash flows from investing activities
Purchases of property, plant and equipment	(1,650,778)	(1,746,600)	(1,194,934)	(5.49)%	46.17%
Proceeds from sales of property, plant and equipment, investments and other intangibles	61,275	21,805	4,021,251	181.01%	(99.46)%
Purchases of other intangibles	(154,250)	(100,313)	(67,388)	53.77%	48.86%
Advance for future investment in equity interest	-	(94,687)	(375,456)	(100.00)%	(74.78)%
Capital decrease (increase) in joint venture	(42,782)	20,344	-	(310.29)%	-
Payment for business combination, net of cash acquired	(442,542)	-	-	-	-
Net cash (used) provided in investing activities	(2,229,077)	(1,899,451)	2,383,473	17.35%	(179.69)%

Cash flows from financing activities
Purchase of treasury shares	-	-	(243,396)	-	(100.00)%
Dividends and interest on capital paid	(274,815)	(484,173)	(599,099)	(43.24)%	(19.18)%
Proceeds from loans and financing	3,120,745	5,585,573	2,560,789	(44.13)%	118.12%
Repayment of loans and financing	(5,084,028)	(4,885,083)	(6,000,433)	4.07%	(18.59)%
Leasing payment	(247,914)	(161,824)	-	53.20%	-
Intercompany loans, net	(7,777)	(64,089)	25,755	(87.87)%	(348.84)%
Net cash used in financing activities	(2,493,789)	(9,596)	(4,256,384)	25,887.80%	(99.77)%

Foreign exchange rate variation on cash and cash equivalents	290,512	17,763	208,034	6.11%	(91.46)%
Increase (Decrease) in cash and cash equivalents	1,975,552	(248,492)	334,806	(12.58)%	(174.22)%
Cash and cash equivalents at beginning of year	2,641,652	2,890,144	2,555,338	109.41%	13.10%
Cash and cash equivalents at end of year	4,617,204	2,641,652	2,890,144	57.21%	(8.60)%

Net cash from operating activities

In 2020, net cash from operating activities increased 290.1% compared to 2019, substantially due to the increase in income and proceeds from maturities and sales of short-term investments. In relation to working capital(1), the net decrease of R$ 527.7 million in the trade accounts receivable line and R$ 428.3 million in the inventories line, and the increase in trade accounts payable in the amount of R$ 1,014.8 million, resulted in a net positive effect of R$ 58.8 million.

In 2019, net cash from operating activities declined 17.8% compared to 2018, substantially due to the higher use of cash in securities held for trading. In working capital(1), the decrease of R$ 656.8 million in trade accounts receivable, increase of R$ 1,556.7 million in inventories and decrease of R$ 642.7 million in trade accounts payable had a net positive effect of R$ 1,570.8 million on the Company’s cash from operating activities in 2019.

In 2018 net cash from operating activities decreased by 3.7% compared to 2017, substantially due to working capital consumption in 2018, higher than consumption in 2017. In working capital(1),, the net between reduction of R$ 71.6 million in customers, an increase of R$ 2,427.5 million in inventories and an increase of R$ 900.4 million in accounts payable, negatively impacted the Company’s operating activities by R$ 1,445, 5 million in 2018. The main factor for the negative impact of R$ 1,445.5 million on the Company’s operating cash position in 2018 was the increase in inventories, mainly in Brazilian, North American and Special Steel Business Segments and higher raw material costs.

Cash conversion cycle

In the last quarter of 2020, the cash conversion cycle(2) decreased approximately 13 days comparing to the period from October and December 2019, to 49 days from 62 days, the lowest level registered by the Company (to 60 days in 2020 from 72 days of inventory in 2019, while days of trade accounts receivable and days of trade accounts payable remained fairly consistent). This decrease in the days of the cash conversion cycle was substantially related to the reduction in the working capital balance combined with the increase in net sales in the fourth quarter of 2020.

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

Net cash (used) provided in investing activities

Net cash (used in) provided by investing activities went to R$ 2,229.1 cash used in 2020 from cash used of R$ 1,899.5 in 2019, mainly impacted by the disbursement of R$ 475.9 million related to the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”). SILAT, which is located in Caucaia in the Fortaleza metropolitan area of Ceará state, has annual installed capacity of 600,000 tons of long steel rolled goods. With the transaction, Gerdau strengthens its positioning in the region and reinforces its strategy to better serve its clients in the domestic market.

Net cash (used in) provided by investing activities went to cash used of R$ 1,899.5 million in 2019 from R$ 2,383.5 million in 2018, due to additions to property, plant and equipment (affected by the scheduled shutdown of Blast Furnace 1 at the Ouro Branco Mill) and due to the Company receiving over R$ 4,021.2 million in 2018 in cash from divestments (sale of wire rod asset in Beaumont, United States, the operation in North America, the unit in Chile, the operation in South America, the Caçu and Barra dos Coqueiros hydropower plants in Goiás, Brazil, the unit in India, the Special Steel operation and the rebar assets in the United States).

Net cash provided by investing activities was R$ 2,383.5 million in 2018, when compared to a cash used of R$ 535.5 million in 2017. This increase was due to the cash received from the disposal of investments related to the sale of wire rod assets in Beaumont in the North America Business Segment, the sale of the Chilean unit in the South America Business Segment, the sale of the Caçu and Barra dos Coqueiros hydroelectric plants in Goiás, Brazil, the sale of the unit in India, in Special Steel Business Segment and the sale of rebar assets in the United States, in the North America Business Segment

Net cash used in financing activities

Net cash used by financing activities went to R$ 2.493 million in 2020 from a net cash used of R$ 9.5 million in 2019. This result reflected the payment of R$ 5.1 billion in loans and financing during 2020, added to a lower amount of loans and financing obtained (44% lower than the amount recognized in 2019). Additionally, the Company paid dividends and interest on equity of R$ 247.8 million in 2020.

Net cash used of R$ 9.5 million in 2019 went from the use of R$ 4,256.4 million in the fiscal year ended December 31, 2018. This variation was mainly due to the fact that in 2019 the balance of loans and financing increased by R$ 700.5 million and in 2018 decreased by R$ 3,439.6 million. Furthermore, in 2018, the payment of dividends and interest on equity was higher, of R$ 599.1 million, and R$ 243.4 million was used to repurchase shares.

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

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2020, 2019 and 2018 (in thousands of Brazilian reais):

	2020	2019	2018
SHORT TERM:	1,431,506	1,562,226	1,824,938
Total short-term debt	1,424,043	1,544,211	1,822,183
Debentures	7,463	18,015	2,755

LONG TERM:	16,083,845	14,487,641	13,081,776

Total long-term debt	13,188,891	11,594,612	11,545,658
Debentures	2,894,954	2,893,029	1,536,118

TOTAL DEBT:	17,515,351	19,794,620	14,906,714
Total cash and cash equivalents and short-term investments	7,658,347	6,294,601	3,349,614
In R$	4,345,415	2,400,122	1,306,349
Companies abroad	3,312,925	3,894,479	2,043,265

NET DEBT(1)	9,857,004	13,500,019	11,557,100

(1)	The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 17,515 million, R$ 16,050 million and R$ 14,907 in the fiscal years ended December 31, 2020, 2019 and 2018, respectively. On December, 2020, gross debt was 8% short term and 92% long term. Broken down by currency, 23% of gross debt was denominated in Brazilian real, 77% in U.S. dollar. On December 31st, 2020, 29% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

At the end of December 2020, the nominal weighted average cost of gross debt was 4.7%, or 2.46% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.25% for the portion contracted by subsidiaries abroad. On December 31, 2020, the average gross debt term was 7.7 years, with the debt maturity schedule well balanced and well distributed over the coming years.

The Board of Directors established as the Company’s financial policy the implementation and maintenance in the long term of the following parameters:

•	Net Debt (principal of the debt reduced by cash, cash equivalents and short-term investments) / EBITDA (Earnings before interest (net finance cost), income tax, depreciation and amortization) ratio from 1x to 1.5x;

•	Average debt term of more than six years;

•	Maximum Gross Debt of R$ 12 billion.

These parameters are intended to enable the Company to pursue a balanced financial condition while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

As of December 31, 2020, the maturity profile of the Company’s long-term debt with financial institutions, including debentures, was as follows:

Gerdau S.A. Consolidated Long-Term Amortization	(R$ thousands)
2022	1,502,970
2023	2,707,284
2024	1,813,225
2025	684,422
2026 and After	9,377,944
Total	16,083,845

Financial Agreements

Below are the material financial agreements outstanding at year end 2020:

Bonds

The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc. Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2021, 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2020, the outstanding balance of these bonds was as follows:

Bond	Issuance Date	Due Date	Interest Payment Months	Coupon	Initial Amount (USD)	Current Outstanding Balance (USD)
2021	October 1st,2010	January 30th, 2021	January & July	5.750%	1,250 M	235 M
2023	April 15th, 2013	April 15th, 2023	April & October	4.750%	750 M	310 M
2024	April 29th, 2014	April 29th, 2024	April & October	5.893%	1,166 M	355 M
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650 M	650 M
2030	November 21st, 2019	January 21st, 2030	April & October	4.250%	500 M	498 M
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500 M	500 M
					TOTAL	2,548 M
					TOTAL (BRL)	13,241 M

Debenture

The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2020, the outstanding balance of these debentures was as follows:

Debenture	Issuance Date	Due Date	Interest Payment Months	Coupon	Initial Amount (BRL)	4Q 2020 Outstanding Balance (BRL)
2022	November 9th, 2018	November 21st, 2022	May & November	106.5% CDI	1,500 M	1,500 M
2023	April 25th, 2019	May 6th, 2023	May & November	105.5% CDI	600 M	600 M
2026	April 25th, 2019	May 6th, 2026	May & November	107.25% CDI	800 M	800 M
					TOTAL (BRL)	2,900 M

Working Capital Loans

The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 the raising of working capital funding denominated in BRL. On December 31, 2020, the outstanding balance of these loans was R$ 1.2 billion.

Credit Lines

In 2019, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total commited amount of US$ 800 million (equivalent to R$ 4.2 billion) with final maturity in October 2024. On December 31, 2020, the outstanding loans under this line totaled US$ 40 million (R$ 208 million).

Derivatives, Off-Balance Sheet Arrangements and Contractual Obligations

For more details see Item 5.E “OFF-BALANCE SHEET ARRANGEMENTS”.

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

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2020	2019	2020	2019	2020	2019
Swap of interest rate

Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	-	2,846	-	-

Swap of interest rate

Maturity in 2021	buyed in US$	US$ 4.0 milion	-	-	-	(971)	-

Total fair value of financial instruments				-	2,846	(971)	-

Fair value of derivatives	2020	2019
Current assets	-	2,846
	-	2,846
Fair value of derivatives
Current liabilities	971	-
	971	-

Net Income	2020	2019
Gains on financial instruments	858	5,518
Losses on financial instruments	(1,632)	(20,636)
	(774)	(15,118)
Other comprehensive income
(Losses) Gains on financial instruments	(1,972)	3,502
	(1,972)	3,502

Capital Expenditures

2020 – Capital Expenditures

In fiscal year 2020, capital expenditure on fixed assets was R$ 1.7 billion. Of this amount, 47% was allocated to operations in Brazil and the remaining 53% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 777.0 million was invested in this operation for capital expenditures. The main highlight was the improvement of productivity, spent on upgrades to the equipment to maintain its expected useful lives and to the refurbishment of the Blast Furnace 1 in Ouro Branco - MG.

North America Segment — this business segment spent R$ 190.7 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment. This amount was mainly spent on upgrades to the equipment to maintain its expected useful lives.

South America Segment — the South American units spent R$ 42.2 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 177.2 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment. This amount was mainly spent on increase capacity in our mills in Monroe – Michigan and Pindamonhangaba – São Paulo.

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

Gerdau uses a Quality Management System developed in house that applies tests for product design, manufacturing processes and final-product specifications. A specially trained team and modern technologies also exist to assure the manufactured product high standards of quality. Gerdau’s technical specialists do planned visits, some are randomly selected, and some are scheduled visits, to its customers to check on the quality of the delivered products in order to seek the final user satisfaction for products purchased indirectly.

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

As is common with mini mill steelmakers, Gerdau usually acquires technology in the market rather than develops new technology through intensive process research and development, since steelmaking technology is readily available for purchase.

The Company is not dependent on patents or licenses or new manufacturing processes that are material to its business. See item “Information on the Extent of the Company’s Dependence” for further details.

D.	TREND INFORMATION

The year 2020 was marked by the economic impacts caused by the novel coronavirus (COVID-19) pandemic. This unprecedented situation imposed constraints on many sectors of the economy, which suspended production, shipments, sales and services.

Regarding the Company’s operations, Peru and Argentina were shut following the protocols from their governments, each of which declared a National Emergency. In the United States, the units from Special Steel Segment were also shut due to the automotive industry slowdown, although shipments have continued to customers as demand required. In Brazil, the Company’s operations suffered a smaller impact, also following specific restrictions from some states, based on decisions by their governments to establish quarantines.

Focusing on minimizing the movement of non-essential people in the production process in our factories and considering market uncertainties, on May 6th , 2020, the Company revised the CAPEX disbursement forecast estimate for the year 2020, previously disclosed to the market, from R$ 2.6 billion (2020 Pre-COVID-19) to R$ 1.6 billion (2020 Post-COVID-19). Certain projects were postponed due to the uncertainties and volatility caused by the pandemic in the markets globally.

At the end of the first half of 2020, there was a gradual return in activities as demand from the civil construction and automotive sectors proved to be resilient. In addition, the Company’s resilience to adverse economic scenarios was added to the constant growth and resumption of works, the gradual return of the industry and the replenishment of inventories.

The COVID-19 pandemic continues to impact global economic activity and represents the risk that the Company, employees, service providers, suppliers, customers and other business partners may be prevented from carrying out certain business activities for an indefinite period, including due to stoppages that can be requested or mandated by government authorities or elected by companies as a preventive measure.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Company’s contractual obligations on December 31, 2020 (in thousands of reais).

Contractual obligations	Payments due by period
(R$ thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	5,437,953	5,437,953	—	—	—
Loans and debentures	21,962,204	2,131,402	3,465,577	3,531,312	12,833,913
Debentures	3,077,960	66,145	2,174,184	32,604	805,027
Related parties	22,855	—	—	—	22,855
Fair value of derivatives	971	971	—	—	—
Obligations with FIDC	987,406	944,513	42,893	—	—
Capital expenditures (1)	1,011,326	896,062	115,264	—	—
Pension funding obligations (2)	178,385	162,518	3,591	3,624	8,652
Lease liabilities	856,474	231,703	333,333	90,812	200,626
Total	33,535,534	9,871,267	6,134,842	3,658,352	13,871,073

(1) Purchase obligations for capital expenditures are related to capital projects. The full amount relates to capital project agreements where Gerdau has irrevocably committed with suppliers to acquire equipment. As the equipment had not been received by December 31, 2020, the corresponding liability has not yet been recorded in its financial statements.

(2) Pension funding obligations are included as per actuarial computations made by third party actuaries and reviewed by management.

G.	SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

BOARD OF DIRECTORS

Chairman

Guilherme Chagas Gerdau Johannpeter

Vice-Chairmen

André Bier Gerdau Johannpeter

Claudio Johannpeter

Members

Gustavo Werneck da Cunha

Aod Cunha de Moraes Junior

Cláudia Sender Ramirez

Fernando Fontes Iunes

Marcio Fróes Torres

Carlos José da Costa André

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

Harley Lorentz Scardoelli

Officers:

Cesar Obino da Rosa Peres

Fabio Eduardo de Pieri Spina

Fladimir Batista Lopes Gauto

Hermenio Pinto Gonçalves

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Wendel Gomes

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Guilherme graduated in Law from Unisinos in 1995 and holds an MBA in Marketing and Finance from the Kellogg School of Management, Illinois, USA.

•  Experience: Has more than 35 years of experience at Gerdau and has held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (Apr/2014 to Dec/2017). He was Vice Chairman of the Board of Directors of Gerdau S.A. and Vice Chairman of the Metallurgical Board of Directors Gerdau S.A., a publicly traded company, holding company of Gerdau S.A.(Jan/2018 to Apr/2020). Currently is (i) Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of Gerdau Previdência (private social security), (iv) Board Member of the Gerdau Institute and (v) Board member of IEDI - Institute for Studies in Industrial Development.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

•  Education: Degree in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: He worked at Gerdau for over 35 years and held the position of Chief Executive Officer (CEO) from January 2007 to December 2017. In December 2017, he left his executive position and on January 2018 he joined (i) Board Member of Gerdau S.A. and its committees and (ii) Board Member of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A. He was President of the Worldsteel Association (2018/2019). Currently is (i) Board member of the Executive Committee of the Worldsteel association, (ii) Board Member of Directors of Instituto Aço Brasil (Brazilian Steel Institute), (iii) Board Member of Alacero (Latin American Steel Association), (iv) Board Member of the Strategic Superior Council of the Federation of Industries of São Paulo - FIESP and (v) Board Member of the Economy Council of the Federation of Industries of Rio Grande do Sul - FIERGS.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau for over 37 years and held the position of Chief Operating Officer (COO) from January 2017 to August 2012. In December 2017, he left his executive position at Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (Apr / 2015 to Apr / 2020), and Board Chairman of Metalúrgica Gerdau SA (Apr / 2016 to Apr / 2020), a listed company, holding company of Gerdau S.A. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors and Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A.

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

•  Experience: He has worked at Gerdau for 16 years. In the last 5 years, he been an (i) Executive Officer of Gerdau Long and Flat Steel Brazil, (ii) Industrial Officer of Gerdau India, (iii) Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute) and Juntos Somos Mais Fidelização S.A..

AOD CUNHA DE MORAES JUNIOR (born in 1968)

•  Education: Degree in Economics, Federal University of Rio Grande do Sul (1986 – 1989); Master´s Degree in Economics, Federal University of Rio Grande do Sul (1990-1994); Ph.D. in Economics, Federal University of Rio Grande do Sul (UFRGS 1999 - 2013); Post doctor and Visiting Researcher in Economics at Columbia University (NY/US 2009); Executive Leadership Course at Harvard Business School (Boston/US 2015).

•   Experience: Economic Advisor to the Governor of Rio Grande do Sul State (1994-1998); President of Economics and Statistics Foundation of State of Rio Grande do Sul (2003-2006); Secretary of Finance of Rio Grande do Sul State (2007-2009); Chairman of Rio Grande do Sul State Bank, Banrisul (2007-2009); Senior Economist Advisor at World Bank (2010); Executive Director J.P Morgan Bank at the Corporate Bank and Corporate and Investment Bank areas, member of J. P. Morgan’s Global Public Sector Group (2011-2014); Partner of BTG Pactual, based in SP (2014-2016); Board Member of Banco Pan (2015-2016); Currently, he is (i) Board Member of Bank Agibank (since 2018); (ii) Board Member of VIBRA Group (since 2017); (iii) Board Member of Metalúrgica Gerdau SA (since 2017); (iv) Board Member of Gerdau SA (since 2017); (v) Board Member of Atiaia Energia (Cornelio Brennand Group) (from 2019), (vi) Board Member of Grupo Edson Queiroz (from 2020).

CLÁUDIA SENDER RAMIREZ (born in 1976)

•  Education: She has a bachelor’s degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

•  Experience: Participated in Latam Airlines Brasil (Dec/2011 to Jun/2019). For the last 5 years, she served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Currently is (i) Board Member of Gerdau S.A., (ii) Board Member of Yduqs, (iii) Board Member of LafargeHolcim (Switzerland) and (iv) Board Member of Telefonica (Spain). Also serves on the boards of three entities: Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva.

FERNANDO FONTES IUNES (born in 1962)

•  Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and earned his MS and PhD from the University of London (UK).

•  Experience: He was Partner and Executive Director, responsible for the Global Investment Banking of Banco Itaú BBA SA (2010 to 2015), during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA S.A., in Brazil and in the U.S.  During that period, he participated in some of the largest and most important capital markets transactions, mergers, acquisitions and reorganizations held in Latin America. In 2016 and 2017 was a fellow at Harvard University in the Advanced Leadership Initiative Program in Cambridge, USA. He was also part of the 2017 Fall Term Teaching Team of the course “Exercising Leadership: The Politics of Change” of Harvard Kennedy School. Currently is (i) Partner at EB Capital, a Private Equity management company, (ii) Board Member of Gerdau S.A., (iii) Board Member of Metalurgica Gerdau S.A., a publicly listed company, holding of Gerdau S.A, (iv) Board Member of M. Dias Branco S.A. and (v) Board Member of Banco ABC Brasil S.A.

MARCIO FRÓES TORRES (born in 1968)

•  Education: Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and Master in Brewing Technology from the Universidad Politécnica de Madrid.

•  Experience: He worked for 25 years at Companhia de Bebidas das Américas - Ambev and AB-Inbev, where he worked in different areas. He was Vice President of People and Management for Latin America and North America, Vice President of Sales for Canada, CEO of Labatt Brewing Company, and in 2014 simultaneously assumed the CEO positions of Cervecería y Malteria Quilmes, CEO of Quilmes Industrial SA (Quinsa), Zone President of AB-Inbev for South American countries except Brazil and Executive Board Member at AB-Inbev. He left the group in April 2017 and since then he has been an investor and entrepreneur in several segments. Currently is (i) Board Member at Gerdau S.A. (since April/2019) . and its committees; (ii) Chairman of Falconi Participações (since Jan/2020) and (iii) Member of Falconi Capital and FRST Committees; (iv) Board Member at Duratex S.A.(since October/2020), (v) Head of the People Committee and member of the Sustainability and Related Parties Committees at this company.

CARLOS JOSÉ DA COSTA ANDRÉ (born in 1963)

•  Education: Degree in Production Engineering from the Universidade Federal do Rio de Janeiro in 1987. He has an MBA in Finance from IBMEC-RJ in 1992, Corporate Finance – London Business School – Londres, Bank Management – Texas University – Austin (TX), Advanced US Capital Markets – New York Institute of Finance – NY and Course for Directors – IBGC.

•  Experience: Has more than 25 years of experience in Capital Markets, Finance and Asset Management. He has been working for Banco do Brasil S.A. since 1983, where he has engaged in several executive positions in Capital Markets, Finance and Asset Management. He was Executive Manager at Finance Board and International and Board Member of BB Asset Management Ireland Ltd e do BB Fund Spc – Cayman Island. Was Managing Director of BB Securities Ltd – London (May/2000 to Nov/2006). He also acted as Chief Investment Officer (July/2009 and Nov/2018), Board Member of SBCE - Seguradora Brasileira de crédito à Exportação (Oct/2018 to May/2019), Board Member of Ativos S.A. (May/2019 to July/2020), Chairman of ANBIMA’s Fixed Income and Multimarket Funds (2019/2020), CEO of BB Gestao de Recursos DTVM S.A. (asset management company of Banco do Brasil)( Dec/2018 and Nov/2020). Currently is (i) Vice Chairman of ANBIMA (National Association of Entities from Finance and Capital Markets), (ii) Vice Chairman of ANBIMA’s Funds Regulation and Best Practices Board, (iii) CFO of Banco do Brasil S.A., (iv) Board member of Banco Votorantim, (v)Board Member of Gerdau SA and (vi) Board Member of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A.

HARLEY LORENTZ SCARDOELLI (born in 1963)

• Education: Degree in Civil Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS), graduated in Business Administration from the Pontifícia Universidade Católica do Rio Grande do Sul, and holds a CFA certification.

• Experience: He began his career at Gerdau in May 1988, during which he has worked for Gerdau’s operations in Canada, United States, Spain and Brazil. On September 3, 2015, he was elected Executive Vice President of Finance (CFO), responsible for Finance, Planning, Accounting, Tax and Corporate Communications. He also holds the position of Investor Relations Director of the companies Gerdau S.A., Metalúrgica Gerdau S.A. and Seiva S.A. – Florestas e Indústrias, a company that is part of Gerdau’s economic group.

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

• Experience: Has more than 36 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico from 2010 to 2012. In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia from 2013 to 2014, later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently holds Commercial Officer of Gerdau Steel Brasil (GAB).

FABIO EDUARDO DE PIERI SPINA (born in 1972)

•  Education: Degree in Law from the University of São Paulo (Brazil - 1994), with L.L.M. (Master of American Laws, Harlan Fiske Stone Scholar) from Columbia University School of Law (New York, USA - 1997) and MBA from INSEAD / Wharton (Fontainebleau, France - 2002).

•  Experience: He was Executive Director of Companhia Siderúrgica Nacional (CSN), Vice President Legal Corporate Finance of The Kraft Heinz Company / 3G, as well as Head of Ethics and Global Compliance. He was director and advisor for companies of the AGN Participações group and Global Legal Director and Director of Institutional Relations at Vale SA until 2011. At Anheuser-Busch Inbev, he served as Vice President of Investor Relations, and previously worked more than ten years in Suzano group and law firms in Brazil and USA. He participated in the Chamber of Maintainers of the Millennium Institute. Professor at INSPER, he served as a member of the Legal Advisory Board of the same institution, executive vice president of the Brazil-China Economic Council, Board Member of IBRAM (Brazilian Mining Institute), Board Member of the Center for Sustainable Development Vale-Columbia University , in addition a member of the Advisory Board of Fundação Getúlio Vargas - FGV. He currently holds the position of (i) General Counsel and Corporate Affairs Officer of Gerdau S.A., and (ii) board member Codelco Brasil.

FLADIMIR BATISTA LOPES GAUTO (born in 1962)

• Education: Degree in Accounting from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS), completed his academic training with postgraduate studies in Business Administration from Fundação Getúlio Vargas (FGV-SP) and has a specialization in Advanced Marketing from the Stanford University (California).

• Experience: He has 43 years of professional experience, 35 of which at Gerdau. For the past 10 years, he has served as Global Supply Director, Executive Director of Comercial Gerdau and is Executive Director for Special Steel Brazil (GSB) and responsible for the Gerdau Summit Aços Forjados e Fundidos SA (Joint Venture). He was a member of Instituto Aço Brasil from 2016 to 2017. Currently is (i) Vice President of Procurement (ii) Board Member of Gerdau Summit Aços Forjados e Fundidos SA, (iii) Board Member of Gerdau Previdência.

HERMENIO PINTO GONCALVES (born in 1961)

• Education: Degree in Mechanical Engineering from the Centro Federal de Educação Tecnológica Celso Suckow da Fonseca (CEFET) in 1981. Post-graduate degree in Administration and Marketing from Fundação Getúlio Vargas. MBA from Insper. Extension courses at JUSE Japan, Kellogg USA and Insead France.

• Experience: He started his career at Gerdau in 1985 in the Engineering area at the Açonorte Mill with operations throughout the Brazilian Northeast and in 1995 he was promoted to Executive Manager at the Cearense Mill. In 2001, he was appointed Executive Manager of the Barão de Cocais Mill and, in 2005, he was responsible for the Divinópolis Mill. In the following year, he was promoted to Executive Director Gerdau Minas Gerais, coordinating the units of Barão de Cocais, Divinópolis and Contagem. Between 2007 and 2009, he served as Supply Director for Long Steel Brazil (“GAB”), until he was invited to assume the position of Industrial Director for Special Steel Brazil (“GSB”). In 2013 he was appointed Engineering Director for GAB and GSB Operations, from 2014 to 2016 he has served as Corporate Director for the Industrial, Engineering and HSE areas and, from 2017 to 2019 was the Industrial Director of the Ouro Branco Mill. Currently he is the Global Industrial Corporate Director.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Universidade Federal do Paraná (UFPR), with an MBA from Manchester Business School (UK) and has studied Corporate Finance at ISAE/ FGV.

• Experience: 25 years of experience, with 17 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel Brazil (GSB), Corporate Commercial Officer and Commercial Officer of Gerdau Brazil Steel (GAB). Currently holds the position of Executive (i) Vice President – Brazil, Argentina and Uruguay. Also he is (ii) Chairman of the board of the Instituto Aço Brasil (Brazilian Steel Institute), (iii) Board Member of FIESP/ Concic - Superior Council of the Federation of Industries of the State of São Paulo, civil construction committee (iv) Board Member of ABRAMAT – Brazilian Association of Construction Material Producers and (v) Board Member of FIEMG - Strategic Council, Federation of Industries of the State of Minas Gerais.

MAURO DE PAULA (born in 1962)

• Education: Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and Master’s in Business Administration - MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

• Experience: Has more than 29 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He has served as Counselor of company MRS Logística from 2015 to 2016 and Member of the Board of Directors of INDA - National Institute of Steel Distributors from 2016 to Jun/2017. Currently holds the position of Comercial Gerdau Executive Officer.

WENDEL GOMES DA SILVA (born in 1974)

•  Education: Graduated in Metallurgical Engineering from the Universidade Federal de Minas Gerais (Brasil, 1998), completed his academic training with MBA courses in Business Management at Erasmus University in Rotterdam (Netherlands, 2004), MBA in Business Management at Fundação Dom Cabral (Brasil , 2009) and Specialization in Marketing from the Universidade Federal de Minas Gerais (Brasil, 2002).

•  Business experience: He has 23 years of professional experience, including 9 years of experience at Gerdau, where he held in the Mining area the positions of (i) General Commercial Manager, (ii) General Commercial and Logistics Manager, (iii) General Industrial Manager and (iv) Executive Manager. Currently holds the position of Director of Mining and Raw Materials at the Company and member of the Raw Materials Committee of the World Steel.

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

In 2020, the Directors and Executive officers of Gerdau were paid a total of R$ 82.3 million in total remuneration as salary, variable remuneration, benefits, social charges, and termination. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 6% of participants are in the Defined Benefit plans and 94% in a Defined Contribution plan.

During 2020, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.4 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30, 2003, Gerdau’s shareholders approved a new compensation plan for strategic employees in the Company known as the Long Term Incentive Plan. This plan foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long term incentive Plan was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and in 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the Vice-Presidents to 30% and then to 40%. In order to align the potential total compensation to market, the Compensation and Succession Committee approved a change to 2018 in the grant to the Chief Executive Officer (CEO) to the equivalent of 150% of his annual base salary, Board Members up to 100% and CFO to 50%. In order to adapt market references and new indicators, in 2020 the 20% readjustment in the previous target was approved, establishing observation parameters for the granting of shares or options, which vary between 12% and 180% of the eligible annual base salary, according to hierarchical level and location.

The intent of such Plan is to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the sense of participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team, supported by the Korn Ferry Consultancy, an expert in compensation related matters, reviewed the Long Term Compensation Program in order to tie a significant part of this compensation to a long term financial metric, in this case the ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010. As a result the Chief Executive Officer (CEO and Director positions would have part of their Long Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

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

On December 18, 2020, new amendments to the Long-Term Incentive Plan were approved at the Extraordinary General Meeting of Gerdau SA, which aim at aligning the long-term compensation incentives of senior leadership through performance goals that may be met. based on the economic-financial indicator EVA (Economic Value Added), and on sustainability indicators, which will consider a combination of indicators that are part of the SCORECARD ESG. There was also the inclusion of complementary programs such as ILP Matching and specific retention actions (ILP Spot).

The Long Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Grant Price:	R$ 9,65	R$ 4,29	R$ 11,12	R$ 13,22	R$ 14,99	R$ 20,06
Grant Date:	1-jan-15	1-jan-16	1-jan-17	1-jan-l8	1-jan-19	1-jan-20
Vesting Date:	1-mar-20	1-mar-21	1-mar-20	1-mar-21	1-mar-22	1-mar-23
Expiration Date:	31-mar-20	31-mar-21	31-mar-20	31-mar-21	31-mar-22	1-mar-23
Grant Restricted Share	318.653	1.422.447	628.945	778.667	699.402	536.885
Exercised Restricted Share	318.653	1.139.910	83.105	7.908	8.822	6.594
Cancelled Restricted Share	0	3.363	0	0	1.308	0
Balance Restricte Share	0	279.174	545.840	770.759	689.272	530.291
Grant Performance Share	477.978	2.058.973	916.567	274.340	280.081	210.718
Grant Performance Share - Performance Adjustment			19.216	0	0	0
Exercised Performance Share	410.506	0	117.021	0	0	0
Cancelled Performance Share	67.472	0	0	0	1.962	0
Balance Performance Share	0	2.058.973	818.761	274.340	278.119	210.718

C.	BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in “Level 1 Differentiated Corporate Governance Practice” of the São Paulo Stock Exchange (B3) since 2001.

Furthermore, Gerdau S.A. also has 10 (ten) corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of relevant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control; (d) Human Rights Policy: which establishes guidelines that foster respect for human rights in all business activities, and support the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights.; (e) Anti-Corruption Policy: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulate Gerdau’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforce the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti-corruption and anti-money laundering laws, and meet the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) Sustainability Policy: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) Compliance Policy: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, being the compliance management an individual obligation of each of Gerdau’s employees; (h) Risk Management Policy: which establishes corporate guidelines for risk management, scope, definitions and organizational structure. Assign responsibility for identification and treatment, in order to prevent or minimize their impact on risk factors; (i) Code of Ethics and Conduct: which a fundamental and imperative document for all Gerdau employees, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; and (j) Code of Ethics and Conducts for Third Parties: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

The board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: the Board of Directors is responsible for determining the broad direction of Gerdau’s business. The Board may have up to eleven (11) members; currently there are 9 (nine) members and 5 (five) of them are independent Directors. The Board has four (4) Committees: Compensation, Corporate Governance, Finance, and Strategy and Sustainability. According to the Ordinary General Shareholders’ Meeting, held on July 20 2020, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2020 fiscal year, such meeting currently planned to be held on April 23, 2021, are:

Chairman

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Claudio Johannpeter (2) and (4)

Members

Gustavo Werneck da Cunha (1), (2), (3) and (4)

Aod Cunha de Moraes Junior (1), (2) and (3)

Claudia Sender Ramirez (1) and (2)

Fernando Fontes Iunes (1), (2) and (3)

Márcio Fróes Torres (1) and (2)

Carlos José da Costa André (2)

(1) Member of the Compensation Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Finance Committee

(4) Member of the Strategy and Sustainability Committee

Other Committee members:

Harley Lorentz Scardoelli (3) and (4)

Fábio Eduardo de Pieri Spina (3)

Raul Fernando Schneider (3)

Richard Chagas Gerdau Johannpeter (3)

The Committees created to support the Board of Directors are:

Compensation Committee: responsible for evaluating and endorsing CEO’s recommendation regarding compensation and main executives’ performance, proposing them to Board of Directors; evaluating individual compensation of CEO, Directors and the responsible for compliance, proposing them to Board of Directors; evaluating CEO and responsible for compliance performances, establishment of goals and strategic for professional development, proposing them to Board of Directors; evaluate the strategic, policy and budget regarding fixed compensation, short and long term incentives, severances, retentions, commissions, benefits, retirement pension and other programs regarding the global compensation of the employees, proposing them to Board of Directors; opining about the organizational structures of the Company proposing it to the Board of Directors the relevant measures; and approving position promotion of statutory Officers and non-statutory Officers.

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

Finance Committee: responsible for supporting the Board in financial matters, including follow-up of the financial results of the Company, debt and leverage levels and targets, liquidity position and cash flows, capital structure, capital allocation, stock price, financial market trends, capital market communication, insurance and guarantee, review of the financial and hedging policies of the Company.

Strategy and Sustainability Committee: responsible for supporting the Board in the formulation of general policy guidelines of the Company; providing recommendations to the Board regarding policies and guidelines of business by product line and market; providing opinion on the investment program; opining on proposed mergers and acquisitions; trends in the steel industry and evaluating the impacts of the development on the Company’s business, as well as the environmental, social and governance factors (“ESG”), including, but not limited to, climate change.

Board of Executive Officers: statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2020 fiscal year, such meeting currently planned to be held on April 23, 2021, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:
Harley Lorentz Scardoelli

Officers:

Cesar Obino da Rosa Peres

Fábio Eduardo de Pieri Spina

Fladimir Batista Lopes Gauto

Hermenio Pinto Gonçalves

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Wendel Gomes da Silva

Other Committees created to Support the Management: In order to provide support to the Management several committees were created and are responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

Corporate Structure: Gerdau’s corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of Gerdau’s activities through optimization of scale; and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas, such as Finance and Planning; Accounting; Communication., Public Affairs, Social Responsibility; Legal, Compliance, Corporate Security; Internal Audit; and Environment, Health and Safety protects shareholders’ interests and manages relevant risks to long-term sustainability. The Scale Optimizer areas, such as Information Technology; Procurement; Shared Services and Gerdau International Trade, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; Innovation; and Management System exploit Gerdau´s differentiating capabilities in the Business Segments.

All members of the Board of Directors and the Board of Executive Officers are elected for one-year terms, with re-election or re-appointment permitted. Members of the Board of Directors are appointed at the Ordinary General Meeting of Shareholders while members of the Board of Officers are elected at meetings of the Board of Directors.

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

Under the Brazilian Corporate Law, members of the Board of Auditors of a company are not allowed to be members of the Board of Directors, hold executive office, or be employed in any other position within that of a company or its subsidiaries or controlled companies. In addition, a member of the Board of Auditors cannot be spouse or relative of any member of a company’s management. The Brazilian Corporate Law requires that members of the Board of Auditors receive a remuneration at least 10% of the average amount paid to each executive officer; and, also, that a Board of Auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

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

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Geraldo Toffanello	10/12/1950	Effective	2014
Carlos Roberto Cafareli	07/20/1956	Effective	2018
Herculano Aníbal Alves	27/02/1953	Alternate	2017
Tarcisio Beuren	11/15/1953	Alternate	2017
Maria Izabel Gribel de Castro	11/01/1962	Alternate	2019

The Ordinary General Meeting of Shareholders has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

BOLÍVAR CHARNESKI (born in 1950)

• Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA – USA.

• Experience: Founder and partner since 1988 of Charneski Contadores Associados (until 2009, Charneski - Auditores & Consultores), a company based in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicated to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. Advisory Board Member of family-owned companies. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors member of Grendene SA from 2011 to 2013. Board of Auditors member of Forjas Taurus SA from 1998 to 2007. Author of articles about business and economic scenarios, corporate governance, management, accounting and tax. Currently he is Board of Auditors member (assigned as Financial Expert for SOX purposes since 2011) of Gerdau S.A.

GERALDO TOFFANELLO (born in 1950)

• Education: Degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and Postgraduate education in Accounting from the Universidade Federal do Rio Grande do Sul (UFRGS).

• Experience: He started his career at Gerdau in 1970, as tax bookkeeping assistant, promoted later to manager of the Tax Accounting area. He also served as manager of Accounting and Bookkeeping in Sapucaia do Sul. In 1980, he was transferred to Gerdau Açonorte, as the Accountant responsible for the northeast region companies, being promoted to Accounting Manager of this regional office in 1981. In 1983, he returned to Gerdau in Porto Alegre/RS to work at the Accounting department and also at the holding company. In 1984, he was promoted to General Manager of Accounting and Internal Audit, serving in the corporate areas of these two processes. In 1988, he was promoted to Accounting Director and later served as Accounting Director a position he held until retiring in 2012, when retired. Since 2013, he has been a member of the Board of Auditors of several companies, and he is currently member of the Board of Auditors of Gerdau S.A, Metalúrgica Gerdau S.A and Ultrapar S.A. He is Founding Partner of Empresa Luzes do Mundo Ltda. He works with social entities, being a Board Member of Volunteer Partners.

CARLOS ROBERTO CAFARELI (born in 1956)

• Education: Holds a degree in Business Administration from the Pontifical Catholic University of Curitiba, (PUC-PR, 1985). Completed his academic training with an MBA degree in General Basic Training for Senior Executives (IBMEC, 1998). Also got an MBA degree in Finance (IBMEC, 2010).

• Experience: Has more than 30 years of experience in Banco do Brasil, occupying positions of Superintendent and Director. Was the Board Member of TAESA - Transmissora Aliança de Energia Elétrica S.A., from 2010 to 2017.Board of Administration chairman of Ativos S.A. from 2014 to 2016. Head of Middle Market and Corporate at Banco do Brasil – from 2009 to 2014. Director of Operational Assets Restructuring at Banco do Brasil – from 2014 to 2016. Chief Executive Officer of Brasildental from 2016 to 2018. Currently, he is Board of Auditors member of Gerdau S.A.

HERCULANO ANÍVAL ALVES (born in 1953)

• Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master’s degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

• Experience: Worked in the financial market, as Investment Director, Equities portfolio Manager, Investment Analyst and Credit Analyst at: BRAM - Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. In the first three employers, he was a member of the Credit and Investment Committees and of the monthly Committee of BRAM with Banco Bradesco. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998-2001), Board Member of GP’s Private Equity Technology Fund (2001-2005), Board Member of Gerdau S.A. (2017-2018), Board Member Grupo Fleury and Ecorodovias (2018-2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013-2019) and Partner at Araxá Investimentos (2015-2016). Currently is (i) Board Member of Tim Brasil, (ii) ) Board Member of Marfrig Brasil Foods, (iii) ) Member of the Fiscal Council of Cielo, (iv) Member of the Fiscal Council Grendene, (v) Member of the Fiscal Council Metalúrgica Gerdau,(vi) Alternate Fiscal Advisor to the Gerdau S.A and (vii) Partner at Barigui Gestão de Recursos.

TARCISIO BEUREN (born in 1953)

• Education: Degree in Business Administration, Course Supervisory Board in practice (IBGC), Participation in various courses, seminars, conferences and congresses related to finance, accounting, investor relations, planning, management development and leadership.

• Experience: He has worked at Gerdau for over 30 years holding the following positions: Head of Investor Relations Department of Gerdau (2001 to 2005); Investor Relations Manager of Gerdau (2006 to 2014); Supervisory Board substitute member at Metalúrgica Gerdau S.A. and at Gerdau S.A. (2017/2018). Other experiences: Investment Analyst and Account Manager of Banco Maisonnave S.A. (1981 to 1985); President of COMEC – Comissão de Mercado de Capitais (Capital Markets Commission) of ABRASCA – Associação Brasileira das Companhias Abertas (Brazilian Association of Publicly Traded Companies) (2008 to 2014). Currently is (i) Supervisory Board substitute member at Gerdau S.A. and (ii) Supervisory Board member at Metalúrgica Gerdau S.A. (2018/2021).

MARIA IZABEL GRIBEL DE CASTRO (born in 1962)

• Education: Degree in Economics from the Universidade Federal de Minas Gerais (UFMG) and Master. degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

• Experience: She has 32 years of professional experience at Banco do Brasil as International Finance Deputy Manager, Executive Manager of Investment Products, Executive Manager of Retail Customers, Executive Manager of Credit Cards and Electronic Means of Payment and Executive Manager of BB Holdings in Electronic Payment Companies. She was head of Veloe - Grupo Elopar business unit (2015 to 2018), was board member of Cielo SA (2011 to 2015), board member of Elo Serviços (2012 to 2013), board of auditors member BB Elo Participações (2010 to 2012) and board of auditors substitute member of BB Elo Cards (2011 to 2012). Currently, she is board of auditors substitute member of Gerdau S.A.(since 2019).

D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2020	15,313	9,300	24,613
2019	14,950	9,837	24,787
2018	14,811	9,731	24,542
2017	14,038	14,574	28,612
2016	14,960	15,054	30,014
2015	16,495	18,650	35,145
2014	20,169	19,892	40,061
2013	22,278	19,337	41,615
2012	22,658	19,211	41,869
2011	23,516	19,304	42,820

Extended Work Force*	Brazil	Other Countries	Total
2020	4,819	1,349	6,168
2019	4,224	1,136	5,360
2018	6,192	1,487	7,679
2017	5,544	2,701	8,245
2016	4,992	2,970	7,962
2015	5,406	3,461	8,867
2014	6,583	4,201	10,784
2013	7,637	4,128	11,765
2012	8,147	3,303	11,450
2011	7,734	3,799	11,186

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2020, the Company employed 24.613 at its industrial units, excluding jointly controlled entities, 62% of this total is based in Brazil and the remainder in South America and North America, which have 3.573 and 5.727 employees, respectively.

As labor unions in Brazil and other Countries in Latin America are organized on a regional basis, the Company has no nationwide agreements with its employees. 35% of Gerdau North America employees are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau maintain good relations with employees. To maintain such good working environment, the Company provides development and training opportunities, team-building programs and transparent management system. Compensation plans are designed to meet employee’s financial interests with those of Gerdau shareholders.

E.	STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2020.

Shareholder	Common Shares (with voting rights)%		Preferred Shares (with restricted voting rights)%
Claudio Johannpeter	-	-	191,141	0,00
André Bier Gerdau Johannpeter	-	-	100	0,00
Guilherme Chagas Gerdau Johannpeter	-	-	37,256	0,00
Claudia Sender Ramirez	-	-	-	-
Márcio Fróes Torres	-	-	-	-
Fernando Fontes Iunes	-	-	10,278	0,00
Aod Cunha de Moraes Junior	-	-	-	-
Carlos José da Costa André	-	-	-	-
Harley Lorentz Scardoelli	-	-	119,684	0,00
Gustavo Werneck da Cunha	-	-	-	-
Cesar Obino da Rosa Peres	-	-	-	-
Marcos Eduardo Faraco Wahrhaftig	-	-	-	-
Fladimir Batista Lopes Gauto	-	-	88,158	0,00
Mauro de Paula	-	-	15,582	0,00
Fábio Eduardo de Pieri Spina	-	-	-	-
Hermenio Pinto Gonçalves	-	-	-	-
Wendel Gomes da Silva	-	-	20,493	0,00
TOTAL	-	-	524,419	0,00

The Company has different employee stock option plans for each of its subsidiaries. See NOTE 25 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013, 2014, 2015, 2016, 2017, 2018,2019 and 2020 awards (all Gerdau S.A. preferred shares) to each Board member and executive officer up to December 31, 2020. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

Names	Restricted Share Units				Performance Share Units
	Grant	Exercised	Cancelled	Balance	Grant with performance adjustment	Exercised	Cancelled	Balance
Claudio Johannpeter	1.483.720	695.522	0	788.198	1.312.535	209.134	36.146	1.067.255
Andre Bier Johannpeter	1.646.764	820.248	0	826.516	1.595.647	272.723	47.138	1.275.786
Guilherme Gerdau Johannpeter	771.297	173.750	0	597.547	394.593	72.006	11.500	311.087
Aod Cunha de Moraes Junior	23.323	0	0	23.323	0	0	0	0
Carlos Jose da Costa Andre	0	0	0	0	0	0	0	0
Fernando Fontes Iunes	55.493	27.526	0	27.967	0	0	0	0
Claudia Sender Ramirez	6.594	0	0	6.594	0	0	0	0
Marcio Froes Torres	6.594	0	0	6.594	0	0	0	0
Gustavo Werneck da Cunha	388.070	43.494	0	344.576	563.477	26.460	299	536.718
Harley Lorentz Scardoelli	159.581	82.322	0	77.259	231.433	55.056	2.262	174.115
Fladimir Batista Lopes Gauto	75.262	53.095	0	22.167	96.674	35.205	1.318	60.151
Marcos Eduardo Faraco Wahrhatig	62.456	37.290	0	25.166	81.266	23.430	1.526	56.310
Cesar Obino da Rosa Peres	55.871	40.759	0	15.112	57.986	20.328	324	37.334
Mauro de Paula	42.864	26.686	1.308	14.870	49.492	11.417	2.320	35.755
Wendel Gomes da Silva	15.818	8.521	0	7.297	24.321	7.939	0	16.382
Hermenio Pinto Gonçalves	53.884	32.569	0	21.316	82.889	27.238	1.884	53.767
Fabio Eduardo de Pieri Spina	10.834	0	0	10.834	16.252	0	0	16.252
Total	4.858.427	2.041.782	1.308	2.815.337	4.506.564	760.936	104.717	3.640.911

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As of January 31, 2021, Gerdau S.A. had 571,929,945 common shares and 1,129,231,487 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2021, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	557,898,901	97.26	—	—
JP Morgan Chas Bank	—	—	320,722,862	27.3
Capital International Investors	—	—	177,214,759	10.3
Members of the board of directors and executive officers as a group (9 members)	—	—	254,195	0.02

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau and its subsidiaries hold 97.26% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2021 there were 320,722,862 ADSs outstanding, representing 27.29% of Gerdau S.A. preferred shares and the number of record holders were 39.

B.	RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations, (iii) marketable securities in investment funds managed by a bank (iv) sale and rental of property. See Note 20 to the Consolidated Financial Statements (Related Party Transactions) for further information.

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

(iv) The Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property. Additionally, the Company recorded income derived from rental agreement.

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
Item	INTRA-GROUP AGREEMENTS Purpose of the Agreement	Relationship with issuer	In thousands of R$	Date	Maturity or Deadline	Termination or extinction conditions	December 31, 2020	Largest amount during the period covered
1	Guarantee granted to subsidiaries and joint ventures in revolving credit lines of up to US$ 800,000,000.00 with maturity in October/2024.	Joint-venture /Subsidiary	1,782,000	11/12/2019	Oct-24	Maturity	311,802	1,971,360
2	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in 2010 in an amount of up to US$1,25 billion	Subsidiary	2,117,750	10/01/2010	Jan-21	Settlement of the agreement	1,371,752	1,488,953
3	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 105 million equivalent to MXN.	Joint-venture	420,431	10/18/2019	Oct-22	Maturity	462,807	502,349
4	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$ 750,000,000.00.	Subsidiary	1,501,275	04/15/2013	Apr-23	Settlement of the agreement	1,609,797	1,747,337
5	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$ 1,165,629,000.00. No remuneration.	Subsidiary	2,606,346	04/10/2014	Apr-24	Settlement of the agreement	3,255,228	3,533,351
6	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 50 million equivalent to MXN.	Joint-venture	208,670	09/23/2019	Sep-24	Maturity	231,404	251,174
7	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 130 million equivalent to MXN.	Joint-venture	520,533	10/04/2019	Oct-24	Maturity	572,145	621,029
8	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 150 million equivalent to MXN.	Joint-venture	600,615	10/21/2019	Oct-24	Maturity	664,707	721,499
9	Guarantee granted to Gerdau Summit Aços Fundidos e Forjados S.A. in financing from the BNDES in the amount of up to R$ 130,164,000.00 at the date of the agreement.	Joint-venture	130,164	09/21/2017	Aug-25	Maturity	30,125	35,810
10	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650,000,000.00.	Subsidiary	2,129,985	10/12/2017	Oct-27	Settlement of the agreement	3,377,855	3,666,455
11	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500,000,000.00.	Subsidiary	2,112,000	11/21/2019	Jan-30	Settlement of the agreement	2,587,957	2,809,069
12	Guarantee for company Gerdau Aços Longos S.A. in a loan with BBRB Pró DF II.	Subsidiary	12,834	08/05/2009	Dec-30	Settlement of the agreement	12,216	12,216
13	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,596	10/18/2012	Aug-25	Settlement of the agreement	265,032	287,676
14	Co-guarantee for GTL Trade Finance Inc. in the 10-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,118,000	04/16/2014	Apr-44	Settlement of the agreement	2,598,350	2,820,350
15	Gerdau S.A. has accounts receivable derived from sales to subsidiaries (Sipar Aceros S.A., Gerdau Aços Longos S.A. and Empresa Siderurgica del Peru S.A.A.)	Subsidiaries	-	-	Undetermined	Maturity	69,328	69,328
16	Gerdau S.A. has accounts payable derived from purchases of subsidiaries (Gerdau Aços Longos S.A. and Gerdau Açominas S.A.).	Subsidiaries	-	-	Undetermined	Maturity	77,747	77,747
17	Current account (asset balance) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	-	07/31/2005	Undetermined	No maturity	-	83
18	Current account (liability balance) with Gerdau Açominas S.A. Pays the monthly variation of the CDI.	Subsidiary	-	12/01/2014	Undetermined	No maturity	667	2,043
19	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	-	09/17/2010	Undetermined	No maturity	7,752,027	8,453,050
20	Renting agreement of commercial room of area of 840 m2 of building placed on Av.Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 62 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	62	62
21	Sale to parent company of a property located on Avenida Farrapos, 1811, Porto Alegre/RS for the amount of R$ 21,204 thousand, with payment in six annual installments of R$ 3,534 thousand, adjusted by the positive variation of the IPCA, where the first installment has already been received within the fiscal year of 2020. The accountsreceivable as of December 31, 2020 is R$ 17,670 thousand, which is fully guaranteed through personal guarantee. The selling price was determined based on independent evaluations carried out by professionals specialized in valuing tangible assets.	Parent company	21,204	08/25/2020	Aug-25	No maturity	17,670	17,670
22	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	-	-	Undetermined	No maturity	185,995	185,995

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2020.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2020, 2019 and 2018 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2020	2019	2018	2020	2019	2018
Tax	706,104	396,821	268,009	1,597,995	1,837,967	1,963,859
Labor	428,821	357,130	449,350	95,234	113,379	126,620
Civil	37,586	55,348	52,946	132,562	40,369	44,935

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 428,821 as of December 31, 2020. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2020, represented R$ 95,234.

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 153,459. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 37,586 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2020, almost amount to R$ 132,562.

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

In the same order in which the Court assure the suspension of the effects to the Appeal, in order to change the bank guarantee letter, the Extraordinary Appeal was dismissed, on the grounds of a violation of a decision with general repercussion. Against this decision, we filed an Internal Appeal for the TRF1 Plenary. The Federal Government withdrew the copies of the lawsuit to prepare the reasons for this appeal and has not yet returned, since the procedural deadlines are suspended.

Regardless of the outcome of its appeals, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reversed.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 316,054. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services (“Custodian”) uses the relevant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the Company’s paid-in capital. On December 31, 2021, in accordance with Brazilian GAAP, Gerdau S.A.’s legal reserve amounted to R$ 908.9 million or 4.7% of total paid-in capital of R$ 19,249.2 million.

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

São Paulo Stock Exchange - Brasil

Trading on the B3

The São Paulo Stock Exchange (called “B3 S.A. - Brasil, Bolsa, Balcão” or just “B3”) trading is conducted between 10:00 a.m. and 5:00 p.m. (or 6:00pm depending on the season) on the B3 automated system. There is also trading on the so-called After-Market, a system that allows for evening trading through an electronic trading system. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by B3. The price variations are limited to 2% (above or below) the closing quote of the day.

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

Since March 17, 2003, market making activities have been allowed on the B3. The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading of securities listed on the B3 may be affected off the stock exchange market under certain circumstances, although such trading is very limited.

Settlement of transactions is affected three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See specific regulation for foreign investments in Brazil.

Corporate Governance Practices in Brazil

In 2000, the B3 introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and in 2004 the Novo Mercado, aimed at encouraging Brazilian companies to follow good corporate governance practices and higher levels of transparency, as per required by Brazilian Corporate Law. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by a company’s respective intermediaries. The trading of a company’s securities on the B3 may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the B3 or the CVM on the basis of a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2019, 2.5 billion ADSs were traded, a figure 16% lower than in 2018, representing a trading volume of $9.3 billion, equivalent to a daily average of $36.9 million. In 2020, 2.1 billion ADSs were traded, a figure 19% lower than in 2019, representing a trading volume of $5.0 billion, equivalent to a daily average of $29.7 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2020, a total of 110 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of $410,23 thousand, equivalent to a daily average of $5.2 thousand.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s Bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 .

The consolidated Bylaws are incorporated by reference hereto as Exhibit 1.01.

The last amendment of the Company’s Bylaws was made on July 20, 2020.

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

In addition, Section 154, §2º, of the Brazilian Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of a company; b) borrow money or property from a company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general shareholders’ meeting or the board of directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s Bylaws or a general shareholders’ meeting.

Section 156 of the Brazilian Corporate Law states that an administrator (member of the board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter, being necessary to notify about the impediment and register in the minutes of the Board of Directors meeting or Board of Officers meeting the natures and extension of his/her interest.

Regarding the decision on director’s compensation, the Bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (members of the board of directors and executive officers) and the board of directors is in charge of fixing the individual remuneration of directors and officers (Section 6, §5º, letters “m” and “n” of the Bylaws).

Finally, the Board of Directors and the Board of Officers may decide to create specific committees linked to themselves, which shall include one or more of its members, Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations (see Section 6, §7º, and Section 9, §3º, respectively, of the Bylaws of the Company).

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

Voting rights

According to Gerdau´s Bylaws, the common shares have voting rights and the preferred shares have no voting rights although the holders of preferred share are entitled to attend to shareholders’ meetings and to participate in the discussions.

Note, however, that the Company’s Bylaws state, in Section 19, §11º, that the preferred shares shall acquire the right to vote if the Company, for three consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, a right that the shares will hold until the first subsequent payment of dividends that the Company makes.

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

Based upon section 161, §4º of the Brazilian Corporate Law, the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member of the board of auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent 10% or more of the voting shares.

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

On the same hand, Section 136, §1º of the Brazilian Corporate Law states that any changes in the preferences or rights of the preferred shares, or the creation of a class of shares having priority in relation to the existing preferred shares, unless the change is authorized by the Bylaws, would require the approval of the preferred shareholders in a special Shareholders’ Meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

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

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders shall observe the Rule 358 (“Instrução CVM 358”) enacted by the Brazilian Exchange Commission (CVM), which sets forth that:

“Section 12. The direct or indirect controlling shareholders and the shareholders that elected members of the Board of Directors and the Board of Auditors, as well as any person or company or group of people acting together or representing the same interest that have either direct or indirect participation corresponding to 5% (five percent) or more in type or class of shares representing the capital of a publicly held company, shall send to the Company the following information:

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

§1º. Relevant negotiation is the business or the group of business which the direct or indirect participation of the person mentioned in Section 12 exceeds, up or down, the level of 5%, 10%, 15% and so on, of a type or class of shares representing the share capital of a publicly-held company.

§2º. Except for the §3º, the obligations mentioned in Section 12 and §1º extend to:

I – the acquisition of any rights on shares and others transferable securities; and

II – the celebration of any derivative financial instrument referenced in shares referred to in Section 12, even if there is no provision for physical settlement.

§3º. In the cases provided for §2º, the following rules must be observed:

I – the shares directly held and the referenced one by derivative financial instruments of physical settlement will be considered together for the purposes of verifying the percentages mentioned in §1º of this Section;

II – the shares referenced by derivative financial instruments with a forecast of exclusively financial settlement will be computed regardless of the shares mentioned in item I for purposes of verifying the percentages referred to in §1º of this Section;

III – the number of shares referenced in derivative instruments that give economic exposure to the shares cannot be offset with the number of shares referenced in derivative instruments that produce inverse economic effects; and

IV – the obligations provided for in Section 12 do not extend to certificates of structured transactions - COE, securities index funds and other derivative financial instruments in which less than 20% (twenty percent) of their return is determined by the return of the shares issued by the Company.

§4º. The communication will be done by means of reached the participation mentioned in Section 12, §1º.

§5º.In cases when the acquisition results or has been carried out with the objective of changing the control’s composition or the governance structure of the Company, as in case when the acquisition generates the obligation of making a public offer, according to the applicable regulation, the acquirer must promote the disclosure, at least, in the same communication channels regularly adopted by the Company, in compliance with section 3, §4º, of a notice with the information predicted in line I to V of this Section caput.

6º. The Investor Relations Officer is responsible for transmitting the information, as soon as they are received by the Company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the Company trades is shares.

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

Bonds — The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc., Gerdau Trade Inc. and GUSAP III LP, issued bonds due in, 2021, 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2020, the outstanding balance of these bonds was R$ 13.1 billion.

Debenture — The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2020, the outstanding balance of these debentures was R$ 2.9 billion.

Working Capital Loans — The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 the raising of working capital funding denominated in BRL. On December 31, 2020, the outstanding balance of these loans was R$ 1.2 billion.

GGWCF — In October 2019, the Company concluded the structuring of its senior unsecured working capital facility with a total commited amount of US$ 800 million (equivalent to R$ 4.2 billion) with maturity on October 2024. On December 31, 2020, the outstanding loans under this line totaled US$ 40 million (R$ 307 million).

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

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the government intends to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. These bills have not advanced during the year of 2020 as a result of the pandemic caused by the COVID-19. Nonetheless, there is an expectation they may move forward in 2021 since the recently appointed new presidents of the Brazilian House of Representatives and Senate have already declared their intention of promoting a reformist agenda that includes the implementation of the long awaited tax reform, under which the matter pertaining to the taxation of dividends will most probably be addressed. In any case, it is not yet possible to anticipate the exact terms of the intended taxation, and such new taxation rules would only become effective as of January 1, 2022, at the earliest, if approved by the Brazilian National Congress in 2021.

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

Nonetheless, as per mentioned above, important alterations within the leadership of the Brazilian House of Representatives and Senate have been recently promoted, indicating that the long awaited tax reform may finally be implemented.

In this context, there is an expectation that new rules concerning the payment of interest on net equity may be enacted throughout the course of this year, to become effective as of January 1, 2022, at the earliest.

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

In general, gains realized on the disposition of common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount ascertained on the disposition, and acquisition cost of the shares disposed of, assessed in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the relevant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

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

Gains realized by a Non-Resident Holder on a disposition of common shares or Preferred Shares (or ADSs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. As from January 1, 2017, in accordance with Article 21 of Federal Law no. 8,981, of January 20, 1995, as amended by Federal Law no. 13,259, of March 16, 2016, capital gains realized by resident individuals are taxable at progressive rates in brackets that vary from 15% to 22,5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17,5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22,5% on gains exceeding R$ 30 million. In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains he/she realizes upon disposition of said assets will be taxable at the fixed rate of 25% (please refer to “—Tax Favorable Jurisdictions” below for a definition of this concept).

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

Nature of ADSs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for ADSs, and ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

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

The gross amount of any dividend on a Preferred Share (which will include the amount of any Brazilian taxes withheld, if any) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. In the case of a Preferred Share, but not an ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend. In the case of a dividend received in respect of an ADS, the amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the Brazilian currency. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

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

Gerdau is exposed to various market risks, which involve the fluctuation of exchange rates, interest rates and also commodities. The Company uses derivatives and other financial instruments to reduce the impact of such risks on its financial assets and liabilities or future cash flows and earnings. Gerdau has established policies to assess market risks and to approve the use of derivate financial instruments transactions related to those risks. The Company enters into derivative financial instruments to manage the above-mentioned market risks and never for speculative purposes.

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

Foreign currency sensitivity analysis

As of December 31, 2020, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 15,047 after the effects arising from the changes in the net investment hedge described in note 17.f - (R$ 112,355 as of December 31, 2019, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the net investment hedge, the variations are minimized when the exchange variation accounts, and income tax are analyzed.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 85,147 as of December 31, 2020 (R$ 70,891 as of December 31, 2019) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2020, totals R$ 438,147 (R$ 396,440 as of December 31, 2019) and the variation in the price of raw materials and other inputs totals R$ 269,454 as of December 31, 2020 (R$ 258,903 as of December 31, 2019). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Credit risk

This risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

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

The Company is monitoring the spread of COVID-19, commonly known as coronavirus, throughout the many countries in which it operates. In terms of liquidity risk is important to mention that the combination of a cash position of R$ 7.7 billion as of December 31 ,2020 of which 29% is in U.S. dollar, and the availability of standby credit facilities in the amount of R$ 4 billion, leaves the Company well prepared for this moment of volatility. Furthermore, the average maturity term of the Company’s gross debt is 7.7 years, which represents a well-balanced and well distributed debt maturity schedule for the coming years.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2020, the depositary reimbursed the Company in the amount of USD 962,500 gross (USD 673,750 net of withholding taxes).

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2020, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2020, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020.

KPMG Auditores Independentes, an independent registered certified public accounting firm, has audited and issued their reports on the Consolidated Financial Statements of the Company and the effectiveness of the Company’s internal controls over financial reporting, which appears herein.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Shareholder’s General Meeting has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.	CODE OF ETHICS AND CONDUCT

The Gerdau´s Code of Ethics and Conduct is the foundation that defines the Company’s behavior and shows the commitment of conducting business ethically, which is passed on to employees, customers, shareholders and the community.

The Gerdau’s Code of Ethics and Conduct must be followed by all employees, Officers, President and Board of Directors, and meets all legal ethics and compliance requirements applicable to publicly traded companies.

The current code is defined according to the Company’s culture and the principle DO WHAT IS RIGHT. The code is organized with the chapters: safety above all; respect; obligation with third parties; conflict of interest; corruption prevention; laws and regulations; competition practices; donation and sponsorship; protection of company property; data protection; disciplinary procedures; ethics helpline.

The code instructs all to follow a number of steps when reporting suspected breaches or violations with no fear of demotion, reprisal or retaliation. The Company has implemented an Ethics Helpline to which all employees and third parties may refer in the case of violations of the code, assuring confidentiality, anonymity, investigation of all cases, two-way communication for any needed follow-up and report of status to Risk Committee, Fiscal Council and Board of Directors.

The purpose and the contents of the current Code of Ethics and Conduct have been made public to all employees and board of directors, with their understanding and formal agreement, and have been the object of periodically in-company training. For third parties there is a Code of Ethics and Conduct for third parties with similar  content.

The actual Code of Ethics and Conduct meets the definition contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation.

The Gerdau Code of Ethics is filed herewith as exhibit 11.01 and also may be accessed through our Internet website (www.gerdau.com).

The Company did not grant any waiver from the Code provisions in the last fiscal year.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were KPMG for the years ended on December 31, 2020 and December 31, 2019:

	2020	2019
Audit fees	10,024	8,490
Audit-related fees	—	—
All other fees	648	194
Total	10,672	8,684

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

Number of shares acquired: 6,000,000 preferred shares (GGBR4), representing in aggregate approximately 0.57% of the preferred shares comprising the free float, which on October 31, 2018 totaled 1,048,257,933 shares.

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

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  The Company does not have a similar requirement under Brazilian practice but currently has a majority of independent directors serving on its board of directors (5 independent members out of 9 total members).

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

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau establishes operating principles for governance, and it observes the requirements of the Brazilian Securities Commission (CVM) and it has adhered to the Level I listing standards of the B3. Furthermore, Gerdau S.A. also has the following corporate policies: (i) Securities Trading Policy; (ii) Related-Party Transactions Policy; (iii) “Information Disclosure Policy ;(iv) Risk Management Policy; (v) Compliance Policy; (vi) Sustainability Policy; (vii) Anti-Corruption Policy; (viii) Human Rights Policy and; (xv) Tax Policy.

Code of Business Conduct and Ethics: Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Gerdau has a similar requirement under Brazilian law, and it has adopted a code of ethics that applies to its directors, officers and employees. For more information regarding the Code of Ethics please see Item 16B. Code of Ethics.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

(b)	List of Exhibits

1.01	Bylaws of Gerdau S.A.±

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)	Further Amended and Restated Deposit Agreement dated as of March 22, 2019, among the Company, JPMorgan Chase Bank, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. *

2(b)(1)	The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

4.03	Long-term incentive plan±

11.01	Code of Ethics*****

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

23.01	Consent of KPMG Auditores Independentes±

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: April 21, 2021	By:	/s/ Harley Lorentz Scardoelli
	Name:	Harley Lorentz Scardoelli
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements

as of December 31, 2020 and 2019

and for each of the three years in the period

ended December 31, 2020

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.22 to the consolidated financial statements, the Company changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

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

Assessment of value in use of Company segments

As discussed in Notes 2.8, 11 and 30 to the consolidated financial statements, the Company recorded goodwill balances in the amount of R$ 12,103,519 thousand as of December 31, 2020. The Company performs goodwill impairment testing on an annual basis. The recoverable value of the Company’s segments was based on the Company’s estimate of its value in use. The estimate of value in use involves certain key assumptions that require significant judgment on the part of the Company, including those relating to the future cash flows such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity that are based on Company’s expectations about future market conditions.

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

• Performing an independent sensitivity analysis over the forecasted discounted cash flows in order to identify in which situations the forecasted discounted cash flows of each CGU segment would result in recoverable values equal to or less than the book value of goodwill.

Evaluation of the recoverability of deferred tax assets

As discussed in Notes 2.10 and 8 to the consolidated financial statements, the Company has deferred tax asset amounts of R$ 3,393,354 thousand as of December 31, 2020. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income. The estimate of probable future taxable profit is based on the forecasts prepared by the Company. These studies consider historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. Predicting future taxable income is dependent on assumptions and subjective judgments regarding prospective cash flows, such as sales growth costs and expenses that are based on Company’s expectations about future market conditions.

We identified the assessment of recoverability of deferred tax assets as a critical audit matter due to the high degree of judgment applied in assessing the significant assumptions that are reflected in the projections of future taxable income. In addition, changes in assumptions regarding forecasted taxable income could have an impact on the Company’s evaluation of the recoverability of the deferred tax assets.

The primary procedures we performed to address this critical audit matter included the following.

 We tested certain internal controls over the Company’s deferred tax assets, for significant components located in Brazil and North America, including controls related to the development of assumptions and application of the relevant tax regulations in determining the forecasted future taxable income prepared by the Company.

We involved a tax and valuation professional with specialized skills and knowledge, who assisted in evaluating significant assumptions and methodologies for significant components located in Brazil and North America, used by the Company to determine future taxable income, including sales growth, costs and expenses. We evaluated the consistency of the calculations by comparing them with available market information, actual performance and previous forecasts. We also evaluated the Company’s history of realizing deferred tax assets by evaluating the expiration of net operating loss carryforwards and foreign tax credits.

Assessment of certain tax risks

As described in note 19 to the consolidated financial statements, the Company is involved in discussions that deal, among other issues, with contingencies before the Administrative Council for Economic Defense (CADE), tax discussions on the treatment of the Brazilian value added tax (ICMS), substantially focused on the right of the tax credit and the applicability of the rate differential, as well as discussions on right of credits related to PIS and COFINS federal taxes. In addition, the Company is involved in administrative and judicial proceedings related to deduction of goodwill arising from the corporate reorganization that took place between 2004 and 2005, as well as taxation on profits generated abroad.

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

We involved a tax professional with specialized skills and knowledge, who assisted in evaluating the technical arguments noted in tax and legal opinions prepared by the Company’s tax or legal advisors.

In addition, we assessed the amounts recorded and/or disclosed by reading letters received directly from the Company’s internal and external legal counsel that evaluated and quantified the Company’s probable or possible exposure to the tax risks and, for certain specific tax risks, comparing these assessments and estimates to those made by the Company. We assessed that the disclosures reflect the underlying facts and circumstances of each tax risk.

We have served as the Company’s auditor since 2017.

/s/ KPMG Auditores Independentes

Porto Alegre, Brazil

April 21, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gerdau S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Gerdau S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes collectively, the consolidated financial statements, and our report dated March 31, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Auditores Independentes

Porto Alegre, Brazil

April 21, 2021

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2020 and 2019

In thousands of Brazilian reais (R$)

	Note	2020	2019
CURRENT ASSETS
Cash and cash equivalents	4	4,617,204	2,641,652
Short-term investments	4	3,041,143	3,652,949
Trade accounts receivable - net	5	3,737,270	2,672,370
Inventories	6	9,169,417	7,659,737
Tax credits	7	1,201,312	504,302
Income and social contribution taxes recoverable		1,051,584	483,088
Fair value of derivatives	17	-	2,846
Other current assets		591,523	618,769
		23,409,453	18,235,713

NON-CURRENT ASSETS
Tax credits	7	664,045	465,549
Deferred income taxes	8	3,393,354	4,071,219
Related parties	20	134,354	95,445
Judicial deposits	19	1,825,791	1,991,715
Other non-current assets		590,864	464,169
Prepaid pension cost	21	39,196	45,381
Investments in associates and joint ventures	9	2,271,629	1,812,399
Goodwill	11	12,103,519	9,469,311
Leasing	13	815,311	777,314
Other intangibles	12	622,578	673,262
Property, plant and equipment, net	10	17,252,915	15,901,493
		39,713,556	35,767,257

TOTAL ASSETS		63,123,009	54,002,970

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2020 and 2019

In thousands of Brazilian reais (R$)

	Note	2020	2019
CURRENT LIABILITIES
Trade accounts payable	14	5,437,953	3,762,768
Short-term debt	15	1,424,043	1,544,211
Debentures	16	7,463	18,015
Taxes payable	18	600,089	432,988
Income and social contribution taxes payable		810,125	205,092
Payroll and related liabilities		591,653	479,693
Dividends payable	24	510,348	50,968
Leasing payable	13	231,703	202,536
Employee benefits	21	208	495
Environmental liabilities	22	125,992	60,913
Fair value of derivatives	17	971	-
Obligations with FIDC	23	944,513	-
Other current liabilities		797,082	666,858
		11,482,143	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	15	13,188,891	11,594,612
Debentures	16	2,894,954	2,893,029
Related parties	20	22,855	-
Deferred income taxes	8	61,562	517,413
Provision for tax, civil and labor liabilities	19	1,172,511	809,299
Environmental liabilities	22	171,102	51,395
Employee benefits	21	1,861,231	1,469,949
Obligations with FIDC	23	42,893	1,018,501
Leasing payable	13	624,771	601,733
Other non-current liabilities		514,886	449,375
		20,555,656	19,405,306

EQUITY	24
Capital		19,249,181	19,249,181
Treasury stocks		(229,309)	(242,542)
Capital reserves		11,597	11,597
Retained earnings		7,292,332	5,644,706
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,825)
Other reserves		7,407,295	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		30,860,271	26,955,701

NON-CONTROLLING INTERESTS		224,939	217,426

EQUITY		31,085,210	27,173,127

TOTAL LIABILITIES AND EQUITY		63,123,009	54,002,970

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2020, 2019 and 2018

In thousands of Brazilian reais (R$)

	Note	2020	2019	2018
NET SALES	26	43,814,661	39,644,010	46,159,478
Cost of sales	31	(37,884,102)	(35,440,726)	(40,010,100)
GROSS PROFIT		5,930,559	4,203,284	6,149,378
Selling expenses	31	(512,950)	(476,339)	(570,431)
General and administrative expenses	31	(1,017,435)	(954,117)	(1,082,449)
Other operating income	31	1,763,684	636,847	235,421
Other operating expenses	31	(645,985)	(187,647)	(270,413)
Impairment of financial assets	31	(64,132)	(21,044)	(9,914)
Impairment of non-financial assets	30	(411,925)	-	-
Gains and losses on assets held for sale and sales of interest in subsidiaries	3.6	-	-	(414,507)
Equity in earnings of unconsolidated companies	9	152,569	(17,050)	10,141
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		5,194,385	3,183,934	4,047,226
Financial income	32	194,092	223,213	204,000
Financial expenses	32	(1,448,461)	(1,469,754)	(1,579,341)
Bonds Repurchases expenses	32	(239,273)	-	(223,925)
Exchange variations, net	32	(204,291)	(247,555)	(322,621)
Gains and losses on derivative financial instruments, net	32	(774)	(15,118)	32,092
INCOME BEFORE TAXES		3,495,678	1,674,720	2,157,431
Current	8	(908,051)	(240,400)	(629,209)
Deferred	8	(199,573)	(217,433)	798,160
Income and social contribution taxes		(1,107,624)	(457,833)	168,951

NET INCOME		2,388,054	1,216,887	2,326,382
ATTRIBUTABLE TO:
Owners of the parent		2,365,763	1,203,736	2,303,868
Non-controlling interests		22,291	13,151	22,514
		2,388,054	1,216,887	2,326,382

Basic earnings per share - preferred and common - (R$)	25	1.39	0.71	1.35

Diluted earnings per share - preferred and common - (R$)	25	1.38	0.70	1.34

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2020, 2019 and 2018

In thousands of Brazilian reais (R$)

	2020	2019	2018
Net income for the year	2,388,054	1,216,887	2,326,382
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	358,816	55,038	125,719
Cumulative translation adjustment	4,466,084	682,451	2,399,725
Recycling of cumulative translation adjustment to net income	-	-	(811,276)
Unrealized Losses on net investment hedge	(2,504,914)	(322,948)	(1,491,534)
Cash flow hedges
Unrealized (Losses) Gains on Financial Instruments, net of tax	(1,972)	3,502	11,947
	2,318,014	418,043	234,581
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	(52,072)	(45,561)	152,345
	(52,072)	(45,561)	152,345

Other comprehensive income, net of tax	2,265,942	372,482	386,926

Total comprehensive income for the year, net of tax	4,653,996	1,589,369	2,713,308

Total comprehensive income attributable to:
Owners of the parent	4,594,099	1,565,581	2,668,728
Non-controlling interests	59,897	23,788	44,580
	4,653,996	1,589,369	2,713,308

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2020, 2019 and 2018

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Transactions with non-controlling interests without change of control	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2018	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	-	(2,870,831)	(4,552,984)	(27,381)	8,841,450	(472,458)	194,985	23,612,848	248,706	23,861,554
2018 Changes in Equity
Net income	-	-	-	-	-	-	2,303,868	-	-	-	-	-	-	2,303,868	22,514	2,326,382
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(1,491,274)	11,817	1,692,162	152,155	-	364,860	22,066	386,926
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	2,303,868	-	(1,491,274)	11,817	1,692,162	152,155	-	2,668,728	44,580	2,713,308
Assignment of preferred shares	-	11,622	-	-	-	7,362	-	-	-	-	-	-	-	18,984	-	18,984
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	(35,836)	(35,836)	(97)	(35,933)
Treasury stocks	-	(243,396)												(243,396)	(327)	(243,723)
Effects of IAS29 adoption in the subsidiary of Argentina	-	-	-	-	-	-	-	-	-	-	502,352	-	-	502,352	5,535	507,887
Stock option exercised during the year	-	27,433	-	-	-	(4,156)	-	-	-	-	-	-	-	23,277	77	23,354
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	6	-	-	-	-	-	6	(85,483)	(85,477)
Complementary Dividends	-	-	-	-	-	(51,020)	-	-	-	-	-	-	-	(51,020)	-	(51,020)
Destination of net income proposed to the shareholders
Legal reserve	-	-	-	115,193	-	-	(115,193)	-	-	-	-	-	-	-	-	-
Tax incentives reserve	-	-	-	-	17,051	-	(17,051)	-	-	-	-	-	-	-	-	-
Investments and working capital reserve	-	-	-	-	-	1,406,285	(1,406,285)	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	-	(765,339)	-	-	-	-	-	-	(765,339)	(5,024)	(770,363)
Balance as of December 31, 2018 (Note 24)	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	-	(2,870,825)	(6,044,258)	(15,564)	11,035,964	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	-	-	-	-	-	-	1,203,736	-	-	-	-	-	-	1,203,736	13,151	1,216,887
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(322,942)	3,502	726,845	(45,560)	-	361,845	10,637	372,482
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	1,203,736	-	(322,942)	3,502	726,845	(45,560)	-	1,565,581	23,788	1,589,369
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	(13,249)	(13,249)	879	(12,370)
Stock option exercised during the year	-	37,884	-	-	-	(8,479)	-	-	-	-	-	-	-	29,405	6	29,411
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,586)	(1,586)
Complementary Dividends	-	-	-	-	-	(101)	-	-	-	-	-	-	-	(101)	-	(101)
Destination of net income proposed to the shareholders
Legal reserve	-	-	-	55,876	-	-	(55,876)	-	-	-	-	-	-	-	-	-
Tax incentives reserve	-	-	-	-	86,216	-	(86,216)	-	-	-	-	-	-	-	-	-
Investments and working capital reserve	-	-	-	-	-	705,105	(705,105)	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	-	(356,539)	-	-	-	-	-	-	(356,539)	(13,628)	(370,167)
Balance as of December 31, 2019 (Note 24)	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	-	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	-	-	-	-	-	-	2,365,763	-	-	-	-	-	-	2,365,763	22,291	2,388,054
Other comprehensive income (loss) recognized in the year	-	-	-	-	-	-	-	-	(2,504,914)	(1,972)	4,787,263	(52,041)	-	2,228,336	37,606	2,265,942
Total comprehensive income (loss) recognized in the year	-	-	-	-	-	-	2,365,763	-	(2,504,914)	(1,972)	4,787,263	(52,041)	-	4,594,099	59,897	4,653,996
Stock option expenses recognized in the year	-	-	-	-	-	-	-	-	-	-	-	-	15,375	15,375	15	15,390
Stock option exercised during the year	-	13,233	-	-	-	(3,637)	-	-	-	-	-	-	-	9,596	-	9,596
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12,776	12,776
Complementary Dividends	-	-	-	-	-	(13)	-	-	-	-	-	-	-	(13)	-	(13)
Destination of net income proposed to the shareholders
Legal reserve	-	-	-	109,649	-	-	(109,649)	-	-	-	-	-	-	-	-	-
Tax incentives reserve	-	-	-	-	172,792	-	(172,792)	-	-	-	-	-	-	-	-	-
Investments and working capital reserve	-	-	-	-	-	1,368,835	(1,368,835)	-	-	-	-	-	-	-	-	-
Dividends/interest on capital	-	-	-	-	-	-	(714,487)	-	-	-	-	-	-	(714,487)	(65,175)	(779,662)
Balance as of December 31, 2020 (Note 24)	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	-	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2020, 2019 and 2018

In thousands of Brazilian reais (R$)

	Note	2020	2019	2018
Cash flows from operating activities
Net income for the year		2,388,054	1,216,887	2,326,382
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	31	2,499,104	2,074,295	1,891,814
Impairment of assets	30	411,925	-	-
Equity in earnings of unconsolidated companies	9	(152,569)	17,050	(10,141)
Exchange variation, net	32	204,291	247,555	322,621
Gains and losses on derivative financial instruments, net	32	774	15,118	(32,092)
Post-employment benefits		203,689	165,487	189,603
Long-term incentive plans		62,801	43,895	41,186
Income tax	8	1,107,624	457,833	(168,951)
(Gains) Losses on disposal of property, plant and equipment		(18,482)	2,129	(41,109)
Gains and losses on assets held for sale and sales of interest in subsidiaries		-	-	414,507
Impairment of financial assets	5	64,132	21,044	9,914
Provision (reversal) of tax, civil, labor and environmental liabilities, net		477,518	38,417	(56,409)
Tax credits recovery	7	(1,358,744)	(402,499)	-
Interest income on short-term investments		(99,359)	(72,784)	(49,745)
Interest expense on loans	32	1,022,460	938,120	1,177,686
Interest on loans with related parties	20	(8,277)	(4,767)	(545)
(Reversal) Provision for net realisable value adjustment in inventory	6	(40,697)	24,665	8,228
		6,764,244	4,782,445	6,022,949
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(527,722)	656,831	71,631
(Increase) Decrease in inventories		(428,263)	1,556,713	(2,427,473)
Increase (Decrease) in trade accounts payable		1,014,800	(642,699)	900,388
Decrease (Increase) in other receivables		369,076	146,825	(118,988)
Increase (Decrease) in other payables		182,934	(462,906)	(1,160,626)
Dividends from joint ventures		94,937	44,037	55,357
Purchases of short-term investments		(3,224,158)	(3,676,744)	(1,512,123)
Proceeds from maturities and sales of short-term investments		3,924,799	521,616	1,629,595
Cash provided by operating activities		8,170,647	2,926,118	3,460,710

Interest paid on loans and financing		(1,079,981)	(945,027)	(1,162,364)
Interest paid on lease liabilities	13	(61,727)	(83,620)	-
Income and social contribution taxes paid		(621,033)	(254,679)	(298,663)
Net cash provided by operating activities		6,407,906	1,642,792	1,999,683

Cash flows from investing activities
Purchases of property, plant and equipment	10	(1,650,778)	(1,746,600)	(1,194,934)
Proceeds from sales of property, plant and equipment, investments and other intangibles		61,275	21,805	4,021,251
Additions in other intangibles	12	(154,250)	(100,313)	(67,388)
Advance for future investment in joint venture		-	(94,687)	(375,456)
Capital (increase) decrease in joint venture	9	(42,782)	20,344	-
Payment for business combination	3.5	(442,542)	-	-
Net cash (used) provided by investing activities		(2,229,077)	(1,899,451)	2,383,473

Cash flows from financing activities
Purchase of treasury shares		-	-	(243,396)
Dividends and interest on capital paid		(274,815)	(484,173)	(599,099)
Proceeds from loans and financing		3,120,745	5,585,573	2,560,789
Repayment of loans and financing		(5,084,028)	(4,885,083)	(6,000,433)
Leasing payment		(247,914)	(161,824)	-
Intercompany loans, net		(7,777)	(64,089)	25,755
Net cash used in financing activities		(2,493,789)	(9,596)	(4,256,384)

Exchange variation on cash and cash equivalents		290,512	17,763	208,034

Increase (Decrease) in cash and cash equivalents		1,975,552	(248,492)	334,806
Cash and cash equivalents at beginning of year		2,641,652	2,890,144	2,555,338
Cash and cash equivalents at end of year		4,617,204	2,641,652	2,890,144

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on April 20, 2021.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2020.

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

c) Equity in Earnings of Unconsolidated Companies

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

c) Translation of financial statements in foreign currency

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

d) Hyperinflation in Venezuela and Argentina

Argentina and Venezuela are considered countries with hyperinflation and for this reason, the Financial Statements of the subsidiaries located in these countries are being updated so that their values are shown in the monetary unit of measurement at the end of the year, which considers the effects measured by the inflation rates in these countries.

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

d) Impairment of financial assets

I) Impairment of financial assets as from January 1, 2019

The Company measures the impairment of financial assets in an amount equal to the Expected credit loss. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The impairment loss of financial assets was calculated based on the credit risk analysis, which includes the historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for the debts and the evaluation of the legal advisors and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect expected credit losses, which will be determined based on probabilities weighted. The Company presents the impairment of the financial assets in the Statement of Income in the line of Impairment of financial assets.

II) Impairment of financial assets as of and for year ended December 31, 2018

The Company measures the allowance for doubtful accounts in an amount equal to the expected loss of credit. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available at no charge or over-effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The provision for credit risks was calculated based on the credit risk analysis, which includes the historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for the debts and the evaluation of the legal advisors and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect expected credit losses, which will be determined based on probabilities weighted.

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

f) Compensation

Financial assets and liabilities are offset, and the net amount presented in the balance sheet when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

g) Financial Instruments

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss: it is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and its contractual terms generate, at specific dates, cash flows that are related only to payment of principal and interest outstanding amounts.

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

Goodwill that forms part of the carrying amount of an investment in an associate or a joint venture is not separately recognized. The entire carrying amount of the investment in associate or joint venture is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with it carrying amount.

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

2.9 — Financial Liabilities and Equity Instruments

a) Financial liabilities

Financial liabilities are classified as amortized cost or at fair value through profit or loss. A financial liability is classified as fair value through profit or loss if it is classified as held for trading, it is a derivative, or it is designated as such at initial recognition. Financial liabilities measured at fair value through profit or loss are measured at fair value and the net result, including interest, is recognized in the income statement. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense, exchange gains and losses are recognized in income.

b) Derecognition

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expired. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. In the derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the income statement.

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

The Company recognizes a provision for tax matters only if a past event gives rise to a present obligation. The Company determines whether a present obligation exists at the end of the year considering all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is more likely than not that there will be an outflow of assets and whether a reliable estimate can be made.

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

2.17 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to the recoverable amount of long-lived assets (note 30), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 19), recoverability of deferred tax assets (note 8),estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (note 21), and long-term incentive plans through the selection of the evaluation model and rates (note 27). Actual results could differ from those estimates.

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

c) Increases/decreases in non-controlling interests

Subsequent increases/decreases in interest in subsidiaries, after the Company has obtained control, are treated as acquisitions/reductions of shares from non-controlling shareholders. The identifiable assets and liabilities of the acquired entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions/reductions and the net amount disbursed/received from the Company’s proportional portion is recorded in equity.

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

2.21 — Long-term incentive plans

The Company settles its Long-term incentive plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company granted the following long-term incentive plans: Restricted Shares and Performance Shares, as presented in note 27.

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

The IFRS 16 - Lease adopted as from 2019 provides practical expedients whose election is optional. The Company adopted the following practical expedients:

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

2.23 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

- Amendment to IFRS 16 - Leasing concessions related to COVID-19. It clarifies aspects of the treatment of practical expedients and disclosure of concessions in leasing contracts as a result of COVID-19. This amendment is effective for fiscal years beginning on/or after June 1, 2020 and as it may be adopted in advance, the Company has already adopted this amendment for its fiscal year of 2020. The Company did not have significant impact on its Financial Statements.

- Amendment of IFRS 3 - Definition of business. Clarifies aspects for the definition of business, in order to clarify when a transaction must have accounting treatment of business combination or acquisition of assets. This change in the standard is effective for years beginning on or after January 1, 2020. The Company did not have significant impact on its Financial Statements.

- Amendment of IAS 1 and IAS 8 - Definition of materiality. Clarifies definition of materiality to the framework of the accounting standard where this concept is applicable. These changes are effective for years beginning on or after January 1, 2020. The Company did not have significant impact on its Financial Statements.

- Amendment of IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform. Clarifies interest rate aspects of hedge financial instruments. These changes are effective for years beginning on or after January 1, 2020. The Company did not have significant impact on its Financial Statements.

In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2021 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Annual improvements in IFRS 2018-2020 standards. It changes the IFRS 1, addressing aspects of first-time adoption in a subsidiary; IFRS 9, addressing the 10% test criterion for reversing financial liabilities; IFRS 16, covering illustrative examples of leasing and IAS 41, covering aspects of measurement at fair value. These changes are effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 16 - Property, plant and equipment: Result generated before reaching the expected conditions of use. It clarifies aspects to be considered for the classification of items produced before the asset is in the projected conditions of use. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 37 - Onerous contract: Cost of fulfilling a contract. It clarifies aspects to be considered for the classification of costs related to the fulfillment of an onerous contract. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 3 - References to conceptual framework. It clarifies conceptual alignments of this standard with the IFRS conceptual framework. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Reference Interest Rate Reform - Phase 2. It clarifies aspects related to the definition of reference interest rates for application in these standards. This amendment to the standard is effective for fiscal years beginning on or after January 1, 2021. The Company does not expect material impacts on its Financial Statements.

2.24 - Risk of disease outbreaks and health pandemic: COVID-19

The COVID-19 pandemic continues to impact global economic activity and represents the risk that the Company, employees, service providers, suppliers, customers and other business partners may be prevented from carrying out certain business activities for an indefinite period, including due to stoppages that can be requested or mandated by government authorities or elected by companies as a preventive measure.

The COVID-19 pandemic may have an adverse effect on business and, given the uncertainty as to the extent and timing of a possible spread or its future mitigation and the imposition or relaxation of protective measures, it is not possible to reasonably estimate the impact on future results of operations, cash flows or the future financial condition of the Company.

The demand for steel products is directly linked to the general economic activity in the international markets where the Company sells these products. A decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the COVID-19 pandemic and measures to contain it, may adversely affect the demand and the price of these products and have a relevant effect.

2.24.1 Main impacts on the Segments

The COVID-19 pandemic impacted the Company production and delivery of steel, resulting in interruption of production in some steel mills as of the second half of March. It is important to highlight that the Company prioritized service to customers at the different levels of demand observed, even with the production stoppages carried out.

In the Brazil Segment, the electric steel mills resumed production throughout April and the Blast Furnace 2 in Ouro Branco - MG resumed production in July. In the North America Segment, the plants continue to operate normally, with production levels gradually adjusted according to the reduction in demand observed in the industry. Civil construction continues with healthy demand levels.

In the Special Steels Segment, in Brazil and in the USA, there were scheduled shutdowns at its different electrical mills and rolling mills, considering the level of existing inventories and the demand requested by each customer. It is important to mention that the automotive sectors of the two countries decreed collective vacations during a certain period and have gradually resuming their operations. In the South America Segment, operations continue to operate with production levels gradually adjusted to the demand observed in the industry.

2.24.2 Main measures taken by the Company

We are following all COVID-19 prevention guidelines issued by the competent health agencies in the countries in which we operate. For this reason, we have adopted a series of measures to mitigate the risk of transmission in the workplace, such as using home office, creating crisis committees, canceling national and international trips and participation in external events. The Company also reinforces that the health and safety of people are non-negotiable values. The Company daily monitors the evolution of the pandemic scenario and the impacts that this situation brings to the routines of employees, their families and, also, to the business.

The nature of our business is complex and, in order to continue operating, much of our work cannot be done remotely. Therefore, our focus is to reduce the risk of the virus spreading through our operations, as operational continuity is essential for jobs, for neighboring communities and for the economies of the countries and regions where we operate. Our mills and offices, therefore, have contingency plans to deal with the ongoing impact of the pandemic, which will continue to be reviewed as the situation evolves.

2.24.3 Main associated risks

a) Risk of impairment losses - Goodwill and Other Long-lived Assets

The recoverability of goodwill and other long-lived assets is assessed based on the analysis and identification of facts or circumstances that may cause the need to perform the recoverability test. The Company carried out impairment tests on goodwill and other long-lived assets, which results are presented in note 30.

b) Liquidity risk and the Company’s ability to meet its financial obligations

The long-term portion of loans and financing (note 15) and debentures (note 16) has its most relevant maturities as from 2026, which allows the Company to generate cash flows through the years to meet its financial obligations. In addition, the Company’s management constantly monitors liquidity risk through the management of its cash and cash equivalents and financial investments (note 4) and the availability of credit lines and guaranteed accounts that allow it to manage its level of indebtedness. (note 15).

c) Risk of losses due to the non-recoverability of financial assets

The losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debts and the assessment of legal advisors, and is considered sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect expected credit losses, which are determined based on in weighted and measured probabilities in an amount equal to the expected credit loss for life.

The maximum exposure to the Company’s credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

The Company will continue, throughout 2021, its constant monitoring of the market in order to identify any deterioration, especially as a result of the COVID-19 pandemic, a significant drop in demand from the steel consuming sectors (notably automotive and construction), relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts receivable from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may result in losses due to the non-recoverability of financial assets, notably accounts receivable from customers.

d) Risk of losses based on the net realizable value in inventories

Inventories are valued based on the lowest value between the historical cost of acquisition and production and the net realizable value. The acquisition and production cost is increased by expenses related to transport, storage and non-recoverable taxes. The net realizable value is the estimated sale price in the normal course of business, less estimated costs for completion and directly related selling expenses. Information regarding the opening of the net realizable value is shown in note 6. The Company used the estimated sale price in the normal course of business as a premise of the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the COVID-19 pandemic and measures to contain it, may affect the demand and the price of these products and have an adverse effect on the realizable value of inventories.

e) Risk on recoverability analysis of deferred tax assets

In December 2020, the Company prepared analysis on the recoverability of deferred tax balances related to tax losses and negative social contribution base, which were approved by the Board of Directors and are based on its business plans and in line with the other projections used by the Company as, for example, in asset impairment tests. Eventual changes that deteriorate the economic and business environment, especially as a result of the COVID-19 pandemic, if manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, may lead the Company to review its projections and, eventually, may affect the maintenance of deferred tax assets in the Company’s Financial Statements.

f) Continuity risk

The risks arising from disease outbreaks and health epidemics, notably those arising from the COVID-19 pandemic, can contribute significantly to the deterioration of economic conditions in Brazil and globally and could, among other consequences, (i) negatively impact further global demand for steel or even lower market prices for products, which may result in a continued reduction in the Company’s sales, operating income and cash flows; (ii) making it more difficult or costly to obtain financing for operations or refinance debt in the future; (iii) impair the financial condition of some of the customers and suppliers; and (iv) reduce investment programs. The Company constantly monitors the risks of commodity prices, interest rates and exchange rates, credit risk management and capital management (note 17.c).

The Company believes that it has no evidence of any risk of operational continuity, however, changes that deteriorate the economic and business environment, or significant changes in the economy or financial market that result in increased risk perception or reduced liquidity and capacity to refinancing, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may lead the Company to revise its projections and, eventually, may affect the Company’s ability to meet its obligations and / or lead to the recognition of impairment of assets.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

3.1 - Subsidiaries

Listed below are the significant consolidated subsidiaries, as follows:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2020	2019	2018
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary	Brazil	99.86	99.83	99.83
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.82	99.82	99.78
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	89.26	96.96	91.40
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiaries (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 92.58% in 2020, 98.07% in 2019 and 98.60% in 2018.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd., G2L Logistica Ltda. and Siderúrgica Latino-Americana S.A..

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Bank JP Morgan S.A.

(5) Subsidiary: Sidertul S.A. de C.V. and GTL Servicios Administrativos México, S.A. de C.V..

(6) Subsidiary: Siderco S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital (*)
Joint ventures	Country	2020	2019	2018
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	70.00	70.00	50.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50	27.50

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

The summarized financial information of these joint ventures, accounted for under the equity method, is shown on a combined basis as follows:

	Joint ventures
	2020	2019	2018
Net income (loss)	249,158	(21,548)	(16,403)
Total comprehensive income (loss)	249,158	(21,548)	(16,403)

During the year of 2019, the Company made a capital increase in the company Gerdau Corsa S.A.P.I. of C.V. in the amount of R$ 463,990, which resulted in the change of the participation held by the Company in this company to 70.00%, remaining as a joint venture, according to the shareholders’ agreement.

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		2020	2019	2018
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Corsa Controladora, S.A. de C.V.	Mexico	-	-	49.00

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

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate Companies
	2020	2019	2018
Net income	42,008	31,249	31,806
Total comprehensive income	42,008	31,249	31,806

During the year of 2019 the associate company Corsa Controladora, S.A. de C.V. was merged into the joint venture Gerdau Corsa S.A.P.I. de C.V.

3.4 — Acquisition of subsidiary

On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos SA, concluded, after complying with the respective precedent conditions, including the approval of the Administrative Council for Economic Defense - CADE, the acquisition of 96.35% of the total and voting shares issued by Siderúrgica Latino-Americana S.A. (“Silat”) for R$ 475,961, using cash resources. Silat is in Caucaia, in the metropolitan region of Fortaleza, State of Ceará and has an annual installed capacity of 600 thousand tons (unaudited) of long steel rolled. Through this transaction, Gerdau reinforces its long-term strategy and its position in the steel value chain through investments and acquisitions. The addition of this new unit helps the Company in the supply equation for the Brazilian market as a whole, as it is associated with our other capacities in the Northeast and Southeast regions, allowing for more optimized conditions of supply to our customers throughout the country.

The Company concluded the fair value assessment of the assets and liabilities of Silat and the following table summarizes the fair value of such assets and liabilities at the date of business combination:

Fair value of the acquisition
Cash and cash equivalents	33,419
Trade accounts receivable - net	13,190
Inventories	24,160
Other current assets	11,091
Property, plant and equipment	486,757
Other non-current assets	34,410
Current liabilities	(26,638)
Deferred income taxes	(86,093)
Other non-current liabilities	(359)
Non-controlling interest	(11,495)
Assets (Liabilities)	478,442
Bargain purchase	(2,481)
Net assets	475,961

Amounts related to net sales and accounts receivables, attributed to Silat and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Silat, since the acquisition date until December 31, 2020, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended December 31, 2020, had it been acquired at the beginning of that period, would not have been material. The negative goodwill of R$ 2,481 was recorded in the Other operating income line in the Statements of Income.

3.5 - Total purchase price considered for the 2020 acquisition

Subsidiary acquired	2020
Siderúrgica Latino-Americana S.A.	475,961
Total consideration paid	475,961
Less: Cash and cash equivalents of acquired subsidiary	(33,419)
442,542

3.6 – Gains and losses on assets held for sale and sales of interest in subsidiaries

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

As a result of the transactions above, the Company recognized an expense of R$ 414.5 million in 2018 in the line of Gains and losses on assets held for sale and sales of interest in subsidiaries in its Income Statement.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2020	2019
Cash	9,060	12,302
Banks and immediately available investments	4,608,144	2,629,350
Cash and cash equivalents	4,617,204	2,641,652

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

	2020	2019
Short-term investments	3,041,143	3,652,949

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2020	2019
Trade accounts receivable - in Brazil	2,081,740	1,193,971
Trade accounts receivable - exports from Brazil	26,121	117,274
Trade accounts receivable - outside of Brazil	1,766,555	1,459,204
(-) Impairment loss on trade receivables	(137,146)	(98,079)
	3,737,270	2,672,370

Accounts receivable by aging are as follows:

	2020	2019
Current	3,466,000	2,226,121
Past-due:
Up to 30 days	259,756	381,999
From 31 to 60 days	48,905	58,972
From 61 to 90 days	9,355	30,202
From 91 to 180 days	13,636	15,384
From 181 to 360 days	15,899	16,739
Above 360 days	60,865	41,032
(-) Impairment on financial assets	(137,146)	(98,079)
	3,737,270	2,672,370

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2018	(179,702)
Impairment on financial assets during the year	(111,900)
Recoveries in the year	101,986
Write-offs	39,943
Exchange variation	(5,136)
Assets held for sale	(3,348)
Balance as of December 31, 2018	(158,157)
Impairment on financial assets during the year	(81,243)
Recoveries in the year	60,199
Write-offs	78,635
Exchange variation	2,487
Balance as of December 31, 2019	(98,079)
Impairment on financial assets during the year	(148,548)
Recoveries in the year	84,416
Write-offs	36,210
Exchange variation	(11,145)
Balance as of December 31, 2020	(137,146)

NOTE 6 - INVENTORIES

	2020	2019
Finished products	3,894,698	3,302,569
Work in progress	2,045,158	1,426,607
Raw materials	1,934,958	1,611,334
Storeroom supplies	786,401	974,412
Imports in transit	514,321	384,123
(-) Allowance for adjustments to net realizable value	(6,119)	(39,308)
	9,169,417	7,659,737

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2018	(3,556)
Provision for the year	(11,943)
Reversal of adjustments to net realizable value	3,715
Exchange rate variation	(871)
Assets held for sale	(1,049)
Balance as of December 31, 2018	(13,704)
Provision for the year	(46,693)
Reversal of adjustments to net realizable value	22,028
Exchange rate variation	(939)
Balance as of December 31, 2019	(39,308)
Provision for the year	(6,562)
Reversal of adjustments to net realizable value	47,259
Exchange rate variation	(7,508)
Balance as of December 31, 2020	(6,119)

NOTE 7 — TAX CREDITS

	2020	2019
Current
ICMS (state VAT)	297,926	279,483
Social security financing	632,927	104,704
Financing of social integration program	171,724	26,198
IPI (federal VAT)	38,174	26,173
IVA (value-added tax)	24,500	41,958
Others	36,061	25,786
	1,201,312	504,302

Non-current
ICMS (state VAT)	64,163	51,615
Social security financing	441,111	331,435
Financing of social integration program and Others	158,771	82,499
	664,045	465,549
	1,865,357	969,851

The estimates of realization of non-current tax credits are as follows:

	2020	2019
2021	-	190,773
2022	584,145	106,271
2023	22,433	83,371
2024	8,054	65,000
2025 on	49,413	20,134
	664,045	465,549

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2020, 2019 and 2018. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 34%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2020	2019	2018
Income (loss) before income taxes	3,495,678	1,674,720	2,157,431
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(1,188,531)	(569,405)	(733,527)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	530,715	75,428	663,116
- Equity in earnings of unconsolidated companies	51,873	(5,797)	3,448
- Interest on equity*	98,739	69	128,418
- Tax credits and incentives	31,800	8,852	9,531
- Deferred tax assets not recognized	(592,861)	-	-
- Recognition of previously unrecognized tax losses	4,944	1,097	47,545
- Other permanent differences, net	(44,303)	31,923	50,420
Income and social contribution taxes	(1,107,624)	(457,833)	168,951
Current	(908,051)	(240,400)	(629,209)
Deferred	(199,573)	(217,433)	798,160

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

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of December 31, 2019	Recognized in income	Acquisition of subsidiary	Comprehensive Income	Balance as of December 31, 2020
Tax loss carryforward	1,341,464	(157,207)	-	36,228	1,220,485
Social contribution tax losses	350,810	(60,534)	-	-	290,276
Provision for tax, civil and labor liabilities	242,794	140,871	-	1,798	385,463
Benefits granted to employees	294,031	(6,848)	-	105,074	392,257
Other temporary differences	575,719	(114,627)	-	40,022	501,114
Deferred exchange variance*	1,177,428	(119,178)	-	(709)	1,057,541
Provision for losses	23,618	11,740	-	162	35,520
Fair value adjustments on businesses acquired	(452,058)	106,210	(86,093)	(118,923)	(550,864)
	3,553,806	(199,573)	(86,093)	63,652	3,331,792
Non-current assets	4,071,219				3,393,354
Non-current liabilities	(517,413)				(61,562)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of December 31, 2018	Recognized in income	Others	Comprehensive Income	Balance as of December 31, 2019
Tax loss carryforward	1,339,933	4,781	(36,226)	32,976	1,341,464
Social contribution tax losses	337,258	13,552	-	-	350,810
Provision for tax, civil and labor liabilities	270,417	(27,848)	-	225	242,794
Benefits granted to employees	286,494	(29,739)	-	37,276	294,031
Other temporary differences	525,818	73,067	-	(23,166)	575,719
Deferred exchange variance*	1,284,377	(106,640)	-	(309)	1,177,428
Provision for losses	83,837	(75,142)	-	14,923	23,618
Fair value adjustments on businesses acquired	(372,448)	(69,464)	-	(10,146)	(452,058)
	3,755,686	(217,433)	(36,226)	51,779	3,553,806

Non-current assets	3,874,054				4,071,219
Non-current liabilities	(118,368)				(517,413)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of January 1, 2018	Recognized in income	Others	Comprehensive Income	Balance as of December 31, 2018
Tax loss carryforward	973,638	341,664	36,445	(11,814)	1,339,933
Social contribution tax losses	355,782	(18,524)	-	-	337,258
Provision for tax, civil and labor liabilities	275,463	(5,214)	168	-	270,417
Benefits granted to employees	282,803	(16,564)	67,184	(46,929)	286,494
Other temporary differences	410,300	93,094	17,177	5,247	525,818
Deferred exchange variance*	1,060,527	223,850	-	-	1,284,377
Provision for losses	110,728	(33,165)	(12)	6,286	83,837
Fair value adjustments on businesses acquired	(497,534)	213,019	(89,859)	1,926	(372,448)
	2,971,707	798,160	31,103	(45,284)	3,755,686

Non-current assets	3,054,393				3,874,054
Non-current liabilities	(82,686)				(118,368)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2020	2019
2020	-	605,657
2021	616,409	467,153
2022	399,248	422,863
2023	391,610	464,514
2024	348,139	472,734
2025 and after	1,637,948	1,638,298
	3,393,354	4,071,219

	Liabilities
	2020	2019
2021	(8,558)	(98,449)
2022	(8,192)	(110,031)
2023	(14,815)	(90,703)
2024	(3,145)	(79,022)
2025 and after	(26,852)	(139,208)
	(61,562)	(517,413)

d) Unrecognized deferred income tax assets:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 764,845 (R$ 263,491 on December 31, 2019), which do not have an expiration date. The subsidiaries abroad had R$ 1,180,067 (R$ 668,729 as of December 31, 2019) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 1,623,459 (R$ 1,384,598 as of December 31, 2019), which expire at various dates between 2021 and 2035.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 1, 2018	346,080	584,899	199,647	-	149,673	1,280,299
Equity in earnings	(77,909)	51,648	15,629	(1,700)	22,473	10,141
Other comprehensive income	33,101	96,045	(1,377)	(2,050)	-	125,719
Capital increase	-	-	-	7,000	-	7,000
Dividends/Interest on equity	-	(31,359)	-	-	(23,998)	(55,357)
Balance as of December 31, 2018	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(111,637)	66,468	6,779	(828)	22,168	(17,050)
Other comprehensive income	28,182	21,282	3,523	2,051	-	55,038
Capital increase	463,990	-	-	7,000	-	470,990
Capital reduction	-	(20,344)				(20,344)
Dividends/Interest on equity	-	(20,247)	-	-	(23,790)	(44,037)
Balance as of December 31, 2019	681,807	748,392	224,201	11,473	146,526	1,812,399
Equity in earnings	23,494	99,913	8,900	(1,288)	21,550	152,569
Other comprehensive income	165,479	195,286	(1,949)	-	-	358,816
Capital increase	42,782	-	-	-	-	42,782
Dividends/Interest on equity	(5,223)	(67,546)	-	-	(22,168)	(94,937)
Balance as of December 31, 2020	908,339	976,045	231,152	10,185	145,908	2,271,629

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Cost of the property, plant, and equipment	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2018	9,085,698	28,016,604	711,638	950,680	1,175,697	39,940,317
Additions	13,739	66,764	11,811	983,519	119,101	1,194,934
Capitalized interest	-	-	-	23,999	-	23,999
Transfers	140,334	802,664	457	(949,888)	6,433	-
Disposals	(45,290)	(285,860)	(5,641)	(3,352)	(9,606)	(349,749)
Transfer to assets held for sale	(784,464)	(749,425)	(14,914)	(49,579)	(300,618)	(1,899,000)
Effects of IAS 29 adoption	-	699,724	-	-	-	699,724
Foreign exchange effect	290,732	1,058,527	49,727	65,868	(2,893)	1,461,961
Balances as of December 31, 2018	8,700,749	29,608,998	753,078	1,021,247	988,114	41,072,186
Additions	28,449	76,756	13,955	1,506,343	121,097	1,746,600
Capitalized interest	-	-	-	24,676	-	24,676
Transfers	115,452	884,161	24,037	(1,038,693)	15,043	-
Disposals	(54,699)	(165,139)	(1,890)	(40,314)	(105,643)	(367,685)
Foreign exchange effect	122,992	626,432	13,369	42,470	10,797	816,060
Balances as of December 31, 2019	8,912,943	31,031,208	802,549	1,515,729	1,029,408	43,291,837
Additions	50,848	98,372	9,765	1,369,947	121,846	1,650,778
Capitalized interest	-	-	-	24,622	-	24,622
Transfers	207,551	695,512	13,653	(939,231)	22,515	-
Disposals	(226,920)	(505,580)	(11,487)	-	(144,153)	(888,140)
Business Combination (note 3.4)	275,076	173,453	29	36,563	1,636	486,757
Impairment of non-financial assets (note 30)	(198,196)	(213,729)	-	-	-	(411,925)
Foreign exchange effect	918,554	3,621,233	107,634	246,575	47,285	4,941,281
Balances as of December 31, 2020	9,939,856	34,900,469	922,143	2,254,205	1,078,537	49,095,210

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Property, plant and equipment under construction	Other	Total
Balances as of January 1, 2018	(3,915,023)	(18,576,836)	(622,234)	-	(382,482)	(23,496,575)
Depreciation	(291,315)	(1,128,138)	(34,814)	-	(130,611)	(1,584,878)
Transfers	18,341	5,234	158	-	(23,733)	-
Disposals	29,944	258,609	2,609	-	7,970	299,132
Transfer to assets held for sale	105,787	286,204	11,667	-	234,271	637,929
Effects of IAS 29 adoption	-	(265,654)	-	-	-	(265,654)
Foreign exchange effect	(129,539)	(946,240)	(44,332)	-	4,452	(1,115,659)
Balances as of December 31, 2018	(4,181,805)	(20,366,821)	(686,946)	-	(290,133)	(25,525,705)
Depreciation	(295,615)	(1,136,040)	(33,143)	-	(112,384)	(1,577,182)
Transfers	-	(20)	-	-	20	-
Disposals	38,826	145,019	1,818	-	105,272	290,935
Foreign exchange effect	(74,868)	(483,549)	(12,151)	-	(7,824)	(578,392)
Balances as of December 31, 2019	(4,513,462)	(21,841,411)	(730,422)	-	(305,049)	(27,390,344)
Depreciation	(413,252)	(1,354,559)	(37,616)	-	(100,210)	(1,905,637)
Disposals	223,174	497,434	11,169	-	128,833	860,610
Foreign exchange effect	(440,999)	(2,835,685)	(100,806)	-	(29,434)	(3,406,924)
Balances as of December 31, 2020	(5,144,539)	(25,534,221)	(857,675)	-	(305,860)	(31,842,295)

Net property, plant and equipment
Balances as of December 31, 2018	4,518,944	9,242,177	66,132	1,021,247	697,981	15,546,481
Balances as of December 31, 2019	4,399,481	9,189,797	72,127	1,515,729	724,359	15,901,493
Balances as of December 31, 2020	4,795,317	9,366,248	64,468	2,254,205	772,677	17,252,915

The average rate of capitalized interest in 2020 was 3.8% (6.0% in 2019 and 5.7% in 2018).

The following useful lives are used to calculate depreciation:

Useful lives of property, plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 0 as of December 31, 2020 (R$ 0 and R$ 90,463 as of December 31, 2019 and 2018, respectively).

c) Impairment of property, plant and equipment — At December 31, 2020, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 345,087 for land, buildings and construction (R$ 124,761 as of December 31, 2019), R$ 710,476 for machines, equipment and installations (R$ 504,287 as of December 31, 2019), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2019).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2018	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	2,283,577	(1,062,329)	1,221,248
Balance as of December 31, 2018	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	661,247	(304,326)	356,921
Balance as of December 31, 2019	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	4,976,383	(2,342,175)	2,634,208
Balance as of December 31, 2020	22,421,588	(10,318,069)	12,103,519

The amounts of goodwill by segment are as follows:

	2020	2019	2018
Brazil	373,135	373,135	373,135
Special Steel	3,828,841	2,969,752	2,854,888
North America	7,901,543	6,126,424	5,884,367
	12,103,519	9,469,311	9,112,390

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships recognized upon business combinations and software development, with application in the management of the business:

	Supplier relationships	Software development	Customer contracts and relationships	Others	Total
Balance as of January 01, 2018	32,786	490,829	440,774	7,700	972,089
Foreign exchange effect	-	28,598	77,593	1,243	107,434
Acquisition	-	67,388	-	-	67,388
Disposal	-	(3,791)	(88)	-	(3,879)
Amortization	(6,067)	(167,384)	(130,980)	(2,505)	(306,936)
Balance as of December 31, 2018	26,719	415,640	387,299	6,438	836,096
Foreign exchange effect	-	6,137	12,586	472	19,195
Acquisition	-	100,313	-	-	100,313
Amortization	(5,304)	(157,278)	(116,462)	(3,298)	(282,342)
Balance as of December 31, 2019	21,415	364,812	283,423	3,612	673,262
Foreign exchange effect	-	42,890	83,806	1,074	127,770
Acquisition	-	154,250	-	-	154,250
Amortization	(4,637)	(188,083)	(136,525)	(3,459)	(332,704)
Balance as of December 31, 2020	16,778	373,869	230,704	1,227	622,578

Estimated useful lives	5 to 20 years	7 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2020	2019	2018
Brazil	220,303	238,243	295,107
Special Steel	156,557	132,934	136,910
South America	1,534	1,729	1,441
North America	244,184	300,356	402,638
	622,578	673,262	836,096

NOTE 13 — LEASING

a) Summary of changes in the Right-of-use assets:

Right-of-use Cost	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Others	Total
Balances as of January 1, 2019	243,250	436,401	106,787	49,930	836,368
Additions	14,062	117,653	742	11,064	143,521
Disposals	(10,493)	(22,993)	(162)	(1,907)	(35,555)
Remeasurements	33,322	(2,346)	-	1,236	32,212
Foreign exchange effect	3,853	4,571	46	2,119	10,589
Balances as of December 31, 2019	283,994	533,286	107,413	62,442	987,135
Additions	5,670	185,116	175	43,862	234,823
Disposals	(14,583)	(14,846)	-	(1,176)	(30,605)
Remeasurements	111	(3,035)	12,548	69	9,693
Foreign exchange effect	26,748	37,809	340	15,747	80,644
Balances as of December 31, 2020	301,940	738,330	120,476	120,944	1,281,690

Accumulated depreciation	Land and buildings	Machines, equipment, and installations	Data electronic equipment	Others	Total
Balances as of January 1, 2019	-	-	-	-	-
Depreciation	(50,080)	(127,399)	(15,419)	(21,873)	(214,771)
Disposals	1,330	4,250	32	976	6,588
Foreign exchange effect	(733)	(128)	(9)	(768)	(1,638)
Balances as of December 31, 2019	(49,483)	(123,277)	(15,396)	(21,665)	(209,821)
Depreciation	(51,451)	(166,741)	(15,459)	(27,110)	(260,761)
Disposals	8,601	13,453	-	1,027	23,081
Foreign exchange effect	(5,286)	(8,091)	(70)	(5,431)	(18,878)
Balances as of December 31, 2020	(97,619)	(284,656)	(30,925)	(53,179)	(466,379)

b) Leasing payable:

Leasing payments are presented in the Statement of Cash Flow.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company’s credit spread, where on December 31, 2020 the discount rates were between 3.7% p.a. to 10.8% p.a. (5.1% p.a. to 10.8% p.a. in December 31, 2019), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2020	2019
2020	-	202,536
2021	231,703	172,870
2022	193,314	121,379
2023	140,019	85,878
2024	90,812	58,866
2025 on	200,626	162,740
	856,474	804,269

Leasing payable
Current	231,703	202,536
Non-current	624,771	601,733

Financial expense for the year ended on December 31, 2020 and 2019	61,727	83,620

NOTE 14 – TRADE ACCOUNTS PAYABLE

	2020	2019
Trade accounts payable - domestic market	3,941,924	2,701,246
Trade accounts payable - debtor risk	726,045	376,093
Trade accounts payable - intercompany	8,958	4,283
Trade accounts payable - imports	761,026	681,146
	5,437,953	3,762,768

The Company has contracts with financial institutions in order to allow its suppliers to receive in advance their receivables through an operation called “Trade accounts payable - debtor risk”. In this operation, the suppliers transfer the right to receive their receivables to a financial institution, which in turn, becomes the holder of the rights to the suppliers’ receivables. The Company constantly monitors the composition of the portfolio and the conditions established with its suppliers, which have not resulted in significant changes in relation to what had been practiced historically.

NOTE 15 — SHORT-TERM DEBT AND LONG-TERM DEBT

Short-term debt and long-term debt are as follows:

	Annual charges (*)	2020	2019
Working capital	3.44%	1,178,557	107,312
Financing of property, plant and equipment and others	3.27%	333,797	843,099
Ten/Thirty Year Bonds	5.41%	13,100,580	12,188,412
Total Loans and Financing		14,612,934	13,138,823
Current		1,424,043	1,544,211
Non-current		13,188,891	11,594,612

Principal amount of loans and Financing		14,413,188	12,958,565
Interest accrued of loans and Financing		199,746	180,258
Total		14,612,934	13,138,823

(*) Weighted average effective interest costs on December 31, 2020, which represents total of 5.34%.

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2020	2019
Brazilian Real (BRL)	1,245,988	111,492
U.S. Dollar (USD)	13,366,946	12,960,521
Other currencies	-	66,810
	14,612,934	13,138,823

The amortization schedules of long-term loans and financing are as follows:

	2020	2019
2021	-	1,221,361
2022	5,210	105,137
2023	2,108,324	1,243,774
2024	1,813,225	1,531,163
2025	682,422	1,642,664
2026 on	8,579,710	5,850,513
	13,188,891	11,594,612

a) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 4,157 million as of December 31, 2020). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of December 31, 2020, the outstanding balance of this credit facility was US$ 40 million (equivalent to R$ 207 million as of December 31, 2020).

b) Main funding in 2020

During the 4th quarter of 2020, the subsidiaries Gerdau Aços Longos and Gerdau Açominas obtained long-term working capital loans in BRL from top-tier institutions. The proceeds were used to settle the bond repurchase offer, which totaled principal amount of US$ 300 million. As of December 31, 2020, the outstanding balance related to these bilateral operations is R$ 1,175 million.

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2020
Issuance	Meeting	Issued	Held in treasury	Maturity	2020	2019
14th	August 26, 2014	20,000	20,000	August 30, 2024	-	-
15th	November 09, 2018	1,500,000	-	November 21, 2022	1,500,985	1,504,436
16th - A	April 25, 2019	600,000	-	May 6, 2023	600,759	602,847
16th - B	April 25, 2019	800,000	-	May 6, 2026	800,673	803,761
Total Consolidated					2,902,417	2,911,044

Current					7,463	18,015
Non-current					2,894,954	2,893,029

The amortization schedules of long-term debentures are as follows:

	2020	2019
2022	1,497,760	1,496,591
2023	598,960	598,530
2027 on	798,234	797,908
	2,894,954	2,893,029

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average interest rate was 2.90% for the year ended on December 31, 2020 (6.18% for the year ended on December 31, 2019).

NOTE 17 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, fair value of derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company uses derivative and non-derivative instruments as hedges for certain transactions and applies the hedge accounting methodology for some of these transactions. These operations are intended to protect the Company against changes in the exchange rates of loans denominated in foreign currency and fluctuations in interest rates. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	2020		2019
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	3,041,143	3,041,143	3,652,949	3,652,949
Related parties	134,354	134,354	95,445	95,445
Fair value of derivatives	-	-	2,846	2,846
Other current assets	591,523	591,523	618,769	618,769
Other non-current assets	590,864	590,864	464,169	464,169
Liabilities
Loans and Financing	14,612,934	17,014,948	13,138,823	14,288,142
Debentures	2,902,417	2,775,619	2,911,044	2,864,950
Related parties	22,855	22,855	-	-
Fair value of derivatives	971	971	-	-
Obligations with FIDC	987,406	987,406	1,018,501	1,018,501
Other current liabilities	797,082	797,082	666,858	666,858
Other non-current liabilities	514,886	514,886	449,375	449,375

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

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations. Due to the current market condition, especially due to the pandemic caused by the COVID-19, the Brazilian Real has experienced a devaluation in relation to the quotation of other currencies, mainly the US Dollar. On December 31, 2020, the quotation of the US Dollar against the Brazilian Real was US$ 1.00 = R$ 5.1967 (R$ 4.0307 on December 31, 2019), registering a devaluation of the Brazilian Real of approximately 22.44%.

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Interest for EBITDA purposes is formed by the net finance cost. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 24). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

However, changes that deteriorate the economic and business environment, or relevant changes in the economy or financial market that result in increased risk perception or reduced liquidity and refinancing capacity, including those arising from the pandemic caused by the COVID-19, if they are manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, they can cause the Company to revise its projections. These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 15 and 16, respectively.

	2020
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	5,437,953	5,437,953	-	-	-
Loans and financing	21,962,204	2,131,402	3,465,577	3,531,312	12,833,913
Debentures	3,077,960	66,145	2,174,184	32,604	805,027
Related parties	22,855	-	-	-	22,855
Obligations with FIDC	987,406	944,513	42,893	-	-
Other current liabilities	797,082	797,082	-	-	-
Other non-current liabilities	514,886	-	41,805	-	473,081
	32,800,346	9,377,095	5,724,459	3,563,916	14,134,876

	2019
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	3,762,768	3,762,768	-	-	-
Loans and financing	20,061,659	2,312,877	2,659,844	3,793,164	11,295,774
Debentures	3,457,033	152,928	1,764,003	686,732	853,370
Obligations with FIDC	1,018,501	-	-	-	1,018,501
Other current liabilities	666,858	666,858	-	-	-
Other non-current liabilities	449,375	-	20,079	-	429,296
	29,416,194	6,895,431	4,443,926	4,479,896	13,596,941

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	2020	2019
Foreign currency sensitivity analysis	5%	15,057	112,355
Interest rate sensitivity analysis	10 bps	85,147	70,891
Sensitivity analysis of changes in prices of products sold	1%	438,147	396,440
Sensitivity analysis of changes in raw material and commodity prices	1%	269,454	258,906
Sensitivity analysis of Swap of interest rate	50bps	-	408
Sensitivity analysis of NDF (Non Deliverable Forwards)	5%	3,703	-

Foreign currency sensitivity analysis: As of December 31, 2020, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 15,047 after the effects arising from the changes in the net investment hedge described in note 17.f - (R$ 112,355 as of December 31, 2019, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the net investment hedge, the variations are minimized when the exchange variation accounts, and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 85,147 as of December 31, 2020 (R$ 70,891 as of December 31, 2019) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2020, totals R$ 438,147 (R$ 396,440 as of December 31, 2019) and the variation in the price of raw materials and other inputs totals R$ 269,454 as of December 31, 2020 (R$ 258,903 as of December 31, 2019). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: The Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 0 (R$ 408 as of December 31, 2019). These effects would be recognized in the Consolidated Income Statement.

Sensitivity analysis of Currency forward contracts: The Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of an increase or decrease of 5% of the Dollar against the Argentine Peso, and its effects on the mark-to-market of these derivatives. An increase of 5% of the Dollar against the Argentine Peso represents gain of R$ 3,703 (R$ 0 on December 31, 2019), and a 5% reduction of the Dollar against the Argentine Peso represents an expense in the same amount. Dollar / Argentine Peso forward contracts were intended to hedge dollar and asset positions and the effects of mark-to-market on these contracts were recorded in the Consolidated Income Statement. Dollar forward contracts to which the Company is exposed are presented in note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

2020 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,041,143	-	3,041,143
Related parties	134,354	-	-	134,354
Other current assets	591,523	-	-	591,523
Other non-current assets	530,864	60,000	-	590,864
Total	1,256,741	3,101,143	-	4,357,884
Financial income (expenses)	487,631	109,396	-	597,027

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financing	-	14,612,934	14,612,934
Debentures	-	2,902,417	2,902,417
Related parties	-	22,855	22,855
Obligations with FIDC (current liabilities)	-	944,513	944,513
Other current liabilities	-	797,082	797,082
Obligations with FIDC (non-current liabilities)		42,893	42,893
Other non-current liabilities	-	514,886	514,886
Fair value of derivatives	971	-	971
Total	971	19,837,580	19,838,551
Financial income (expenses)	(1,632)	(2,294,102)	(2,295,734)

2019 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,652,949	-	3,652,949
Fair value of derivatives	-	-	2,846	2,846
Related parties	95,445	-	-	95,445
Other current assets	618,769	-	-	618,769
Other non-current assets	464,169	-	-	464,169
Total	1,178,383	3,652,949	2,846	4,834,178
Financial income (expenses)	279,843	92,759	-	372,602

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	-	13,138,823	13,138,823
Debentures	-	2,911,044	2,911,044
Obligations with FIDC	-	1,018,501	1,018,501
Other current liabilities	-	666,858	666,858
Other non-current liabilities	-	449,375	449,375
Total	-	18,184,601	18,184,601
Financial income (expenses)	(20,636)	(1,861,180)	(1,881,816)

On December 31, 2020, the Company has derivative financial instruments such as interest rate and currency swaps. The other derivative financial instruments had their losses and/or realized and unrealized gains presented in the account gains (losses) with financial instruments, net in the Consolidated Statement of Income.

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

Swap Contracts: The Company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentine peso amount, both in local currency. Counterparties are always highly rated financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2020	2019	2020	2019	2020	2019
Swap of interest rate

Maturity in 2020	CDI 111.50%	-	R$ 50.0 million	-	2,846	-	-

Swap of interest rate

Maturity in 2021	buyed in US$	US$ 9.9 milion	-	-	-	(971)	-

Total fair value of financial instruments				-	2,846	(971)	-

Fair value of derivatives	2020	2019
Current assets	-	2,846
	-	2,846
Fair value of derivatives
Current liabilities	971	-
	971	-

Net Income	2020	2019
Gains on financial instruments	858	5,518
Losses on financial instruments	(1,632)	(20,636)
	(774)	(15,118)
Other comprehensive income
(Losses) Gains on financial instruments	(1,972)	3,502
	(1,972)	3,502

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on debts in the amount of US$ 2.1 billion (designated as hedges) is recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 2,504,914 and R$ 322,948 as of December 31, 2020 and December 31,2019, respectively.

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

As of December 31, 2020, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2020 and December 31, 2019, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	2020	2019	2020	2019
Current assets
Short-term investments	3,041,143	3,652,949	3,041,143	3,652,949
Fair value of derivatives	-	2,846	-	2,846
Other current assets	591,523	618,769	591,523	618,769

Non-current assets
Related parties	134,354	95,445	134,354	95,445
Other non-current assets	590,864	464,169	590,864	464,169
	4,357,884	4,834,178	4,357,884	4,834,178

Current liabilities
Short-term debt	1,424,043	1,544,211	1,424,043	1,544,211
Debentures	7,463	18,015	7,463	18,015
Fair value of derivatives	971	-	971	-
Obligations with FIDC	944,513	-	944,513	-
Other current liabilities	797,082	666,858	797,082	666,858

Non-current liabilities
Long-term debt	13,188,891	11,594,612	13,188,891	11,594,612
Debentures	2,894,954	2,893,029	2,894,954	2,893,029
Related parties	22,855	-	22,855	-
Obligations with FIDC	42,893	1,018,501	42,893	1,018,501
Other non-current liabilities	514,886	449,375	514,886	449,375
	19,838,551	18,184,601	19,838,551	18,184,601

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
	Balances as of December 31, 2019	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation and others	Balances as of December 31, 2020
Related parties, net	(95,445)	(7,777)	-	(8,277)	-	(111,499)
Leasing payable	804,269	(247,914)	(61,727)	61,727	300,119	856,474
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	16,047,021	(1,963,283)	(1,079,981)	1,022,460	3,490,105	17,516,322

		Cash transactions		Non cash transactions
	Balances as of December 31, 2018	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation and others	Balances as of December 31, 2019
Related parties, net	(26,589)	(64,089)	-	(4,767)	-	(95,445)
Leasing payable	836,368	(161,824)	(83,620)	83,620	129,725	804,269
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	14,878,542	700,490	(945,027)	938,120	474,896	16,047,021

		Cash transactions		Non cash transactions
	Balances as of January 01, 2018	Proceeds/(Repayment) from financing activities	Interest paid on loans and financing	Interest expense on loans and Interest on loans with related parties	Exchange variation, operations with subsidiaries and associate company and others	Balances as of December 31, 2018
Related parties, net	(51,839)	25,755	-	(545)	40	(26,589)
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	16,510,851	(3,439,644)	(1,162,364)	1,177,686	1,792,013	14,878,542

NOTE 18 — TAXES PAYABLE

	2020	2019
Payroll charges	100,301	75,385
ICMS (state VAT)	99,430	47,244
COFINS (tax on revenue)	51,444	6,654
IPI (federal VAT)	38,153	13,252
IVA (value-added tax) and others	310,761	290,453
	600,089	432,988

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	2020	2019
a) Tax provisions	706,104	396,821
b) Labor provisions	428,821	357,130
c) Civil provisions	37,586	55,348
	1,172,511	809,299

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

The changes in the tax, labor and civil provisions are shown below:

	2020	2019	2018
Balance at the beginning of the year	809,299	770,305	827,883
(+) Additions	559,513	249,868	177,684
(+) Monetary correction	104,473	70,788	85,626
(-) Reversal of accrued amounts	(304,678)	(282,239)	(319,719)
(+) Foreign exchange effect on provisions in foreign currency	3,904	577	(1,169)
Balance at the end of the year	1,172,511	809,299	770,305

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 458,801.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 357,974; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,016,764, (iii) social security contributions in the total of R$ 138,369 and (iv) other taxes, whose updated total amount is currently R$ 614,647.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,256,016, of which: (i) R$ 130,047 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 137,743 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of CARF on November 5, 2019, which was dismissed, and the declaration embargoes against the decision were rejected, which gave rise to the filing of a Special Appeal filed on March 2, 2020, ratified on June 8, 2020, partially admitted, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (iii) R$ 140,076, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was partially dismissed by the Federal Revenue Judgment Office (DRJ), which led to the filing of a Voluntary Appeal on June 3, 2019, that it was judged on March 10, 2020 and dismissed by the first instance of CARF, which gave rise to the filing of a Special Appeal filed on November 3, 2020; (iv) R$ 158,723 corresponds to a lawsuit of Gerdau S.A. dismissed by the first instance of the Administrative Tax Appeals Council (CARF) on November 5, 2019, which was dismissed by majority vote and the opposite declaration embargoes against that decision were rejected, which gave rise to the filing of a Special Appeal on July 1, 2020; partially admitted, and which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (v) R$ 197,082 corresponds to a lawsuit of Gerdau S.A., whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which was judged on April 7, 2020 and was partially provided, which gave rise to the filing of a Special Appeal on November 17, 2020; (vi) R$ 242,441 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was rejected by the Federal Revenue Judgment Office (DRJ), which led to the filing of a Voluntary Appeal on June 23, 2020; (vii) R$ 57,659 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was filed on December 15, 2020, and which is awaiting judgment by the Federal Revenue Judgment Office (DRJ); (viii) R$ 192,245 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose notice was received on December 7, 2020, whose challenge was presented on January 6, 2021.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 436,443, of which: (i) R$ 24,375 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 198,703 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 69,566 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; and (iv) R$ 143,799 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending judgment by the Council Administrative Tax Appeals (CARF) the Voluntary Appeal filed.

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,286,160. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,068,796, correspond to three lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 859,699 correspond to a Tax Foreclosure against which the Company filed embargoes to execution that were judged partially unfounded, by means of a judgment handed down on July 15, 2019, complemented by a decision published on October 21, 2019, after opposition to the motion for clarification, which was the subject of an appeal filed by the Company and the National Treasury, currently pending of judgment by the Federal Regional Court of the 4th Region; and (i.b) R$ 35,886 correspond to a process partially provided by the Superior Chamber of Tax Appeals of CARF (CSRF), in a decision published on May 25, 2017 and already final and unappealable; the matters not previously analyzed by the first instance of the Administrative Council for Tax Appeals (CARF), as determined by the decision of the CSRF, were judged on October 16, 2019, by a partially favorable decision, against which the company was noticed on December 30, 2020, for payment of the remaining debt; (i.c) R$ 168,184 corresponds to a Tax Foreclosure against which the Company filed an Embargo to Enforcement on December 1, 2020; and (ii) R$ 222,391 correspond to a Tax Foreclosure filed against Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), against which the Company filed an Embargo to Execution on July 7, 2020.

a.6) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,984,187, of which (i) R$ 5,371,636 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial execution embargoes to stay execution in the respective proceedings, and in the execution embargoes filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal. On April 8, 2021, the Federal Regional Court of the 4th Region, by majority, dismissed the appeal of the National Treasury; and also, in the Execution Embargoes filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, which was fully confirmed after opposition to embargoes of declaration by the National Treasury, and an appeal was filed for the embargo; (ii) R$ 317,710 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended is under judicial discussion, having been handed down on September 29, 2020, which was upheld the Embargoes to Execution and recognized the in substance of the tax assessment; (iii) R$ 295,064 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion ended and is under judicial discussion, in the notices of Embargoes to Execution filed on August 14, 2019, considered unfounded on October 15, 2020, the Company filed a motion for clarification against that sentence; (iv) R$ 4,289 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 67,904 correspond to a lawsuit by the subsidiary Gerdau Aços Longos S.A., whose Special Appeal filed against CSRF was dismissed on December 5, 2019, which was dismissed; currently, the lawsuit is in the process of judicial collection, and the Company has offered a judicial guarantee, as a precautionary measure, through Guarantee Insurance, and is preparing for the start of the judicial discussion on Embargoes to Execution; (vi) R$ 135,365 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), which its Special Appeal was partially known and it is pending of judgment; (vii) R$ 499,483 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal partially provided, being this decision subject of a Special Appeal by the National Treasury and a Special Appeal filed by the Company on April 29, 2019, both currently pending of judgment; (viii) R$ 107,190 correspond to a lawsuit filed by the Company (as successor of Gerdau Aços Especiais S.A.), which awaits judgment of the Special Appeal filed against the decision that dismissed its Voluntary Appeal; (ix) R$ 557,927 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was rejected, and the Voluntary Appeal filed by the Company is pending of judgment at the first instance of CARF; (x) R$ 486,175 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was dismissed by the Federal Revenue Judgment Office (DRJ), and the voluntary appeal filed by the Company is currently pending of judgment; and (xi) R$ 141,444 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, separated from the process mentioned in item “vi” above, and which it is currently in the judicial collection phase, already guaranteed by guarantee insurance presented in precautionary measure, and the Company filed Embargos to Tax Enforcement on December 17, 2020.

The Company’s tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

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

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary. The Federal Government withdrew the lawsuit to prepare the reasons for this appeal and has not yet returned the case, since the procedural deadlines have been suspended.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 316,054. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 153,459. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2020	2019
Tax	1,597,995	1,837,967
Labor	95,234	113,379
Civil	132,562	40,369
	1,825,791	1,991,715

The balance of judicial deposits as of December 31, 2020, in the amount of R$ 1,504,582, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, that awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

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

The Company emphasizes, however, that as a result of the appeal of embargoes for declaration filed by the Federal Government in Extraordinary Appeal No. RE 574.706/RG, there is the possibility that the STF understands as present the requirements for applying modulation to the case, or defines that the ICMS to be excluded from the PIS and Cofins calculation base is the one actually paid, and not the one informed in the invoice as the taxpayers defend, which may result in limiting the effects of the decision already rendered, in which case it may be necessary a reassessment of the risk of loss associated with these lawsuits. Therefore, depending on the terms of the decision to be rendered by the STF in the judgment of the embargoes for declaration in RE nº 574.706/RG, such reassessment may result in the need to record new provisions on this matter in the future.

The Company also informs that four of these lawsuits already have a final and unappealable decision in benefit of the Company.

The first of these became final on July 19, 2019, assuring to the Company: i) the right to recover undue payments before the proposed action, in the amount of R$ 122 million (R$ 79 million net of related expenses), and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, and enabled its credit before the Federal Revenue Service of Brazil, which was granted, having started the offsetting procedures .

It is important to note that, supported by the COSIT Internal Consultation Solution No. 13/2018, on January 7, 2021, the Federal Revenue Service of Brazil initiated a procedure to collect R$ 100 million, of differences supposedly due by the Company, calculated on the judicial deposits performed during the course of this lawsuit and which were lifted by judicial determination, after the final and unappealable decision, without any opposition from the National Treasury Attorney. The Company has already adopted the appropriate measures to counter the collection, and, supported by the position of its legal advisors, understands this litigation as a remote loss, given that the final decision prevented the collection of contributions to PIS and COFINS on the ICMS, without any restriction, recognizing that, under the terms of Law 9,703/98, the deposits belong to the winning party, so that the collection intended by the Federal Revenue Service characterizes noncompliance with the order established in the final and unappealable judicial title, in addition to understanding established in several precedents of the Federal Regional Court of the 4th Region, which expressly exclude the claim of application of the Internal Consultation Solution COSIT nº 13/2018.

The second became final on December 18, 2019, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 280 million (R$ 185 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action, which was made on May 27, 2020, in the amount of R$ 189 million. The Company recognized the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as expressly recognized in the final and unappealable decision, and enabled its credit before the Federal Revenue Service of Brazil, which was granted, having started the compensation procedures.

The third became final on June 29, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 147 million (R$ 135 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 193 million. The Company recognized in 2020 the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and awaits the withdrawal of judicial deposits and the qualification of its credit before the Federal Revenue Service of Brazil in order to start the offsetting procedures.

The fourth became final on November 18, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 940 million (R$ 902 million, net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 3 million. The Company recognized in 2020 the gain when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices and began to qualify its credit before the Federal Revenue Service of Brazil, which is awaiting analysis.

The fact that some of the final and unappealable decisions in favor of the Company recognized the right to the exclusion of ICMS from the PIS and COFINS calculation basis, without specifying which ICMS to be excluded (whether the informed or the collected), does not change the understanding of the Company, supported by the position of its legal advisors, in the sense that the decisions guarantee the right to the exclusion of the ICMS informed in the invoices.

In the case of unappealable claims in favor of the Company, the calculation of the amount of the undue to be recovered was presented from the beginning, in the initial petitions, and demonstrate unequivocally that the amount claimed was calculated with the exclusion of the ICMS informed in the invoices, which it also allowed the Company to reliably measure the amount to be effectively recovered, which was recognized in its assets when the lawsuits became unappealable.

It is also important to note that in the Company’s initial petitions reference was always made to the ICMS (generally, as a whole, since without discrimination of any portion), the same as the Treasury required to be included in the PIS and COFINS calculation base. In addition, when presenting its challenge in the aforementioned processes, the Federal Government has always referred to the ICMS as a whole, either to affirm its necessary inclusion in the PIS and COFINS calculation base, or to challenge the Company’s request for its exclusion, in no moment making any differentiation to this or that portion of it, whether the informed or the actually paid.

Finally, it is important to note that the understanding of the Company, supported by its legal advisors, arises from the interpretation of the decision rendered by STF in Extraordinary Appeal No. 574.706/RG with general repercussion, when it decided for the unconstitutionality of the inclusion of ICMS, as a whole (without any differentiation), in the PIS and COFINS calculation basis, which is expected to be confirmed in the judgment of the embargoes for declaration filed by the Federal Government.

In addition, it is important to note that the Company has four lawsuits for the repetition of undue payments that are awaiting the respective unappealable decision. In these lawsuits, the Company seeks the recognition of R$ 773 million of credits prior to the filing of the Legal Actions (contingent asset not recognized by the Company in its accounting books), as well as expects to raise the judicial deposits linked to said lawsuits, in the amount of R$ 1.3 billion, and a writ of mandamus, whose undue amount will be determined in due course.

On April 13, 2020, due to the economic moment strongly impacted by the pandemic caused by COVID-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos SA requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the PIS and COFINS Calculation Base for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company then filed a complaint to settle differences between the decision issued by the Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

Regarding the fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV) Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

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

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans.

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

The Company recognized in the 2nd quarter/2020 result, the amount of R$ 436 million (net of expenses incurred for its realization), corresponding to four processes that evolved into its closing and liquidation phase. Of this amount, R$ 206 million was already received by a court decision on July 3, 2020, R$ 39.7 million was received on December 22, 2020 and R$ 43.6 million on December 30, 2020, and the remaining amounts are expected to be received by the Company over the next few months. Concomitantly with the aforementioned recognition, the Company, through its subsidiary Gerdau Hungria, recorded an obligation in the amount of R$ 113 million with the former controlling shareholders of then Corporación Sidenor, for its subsidiary at the time Aços Villares SA, which were linked to the solution of these lawsuits.

The Company still has other lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company, totaling approximately R$ 1,350 million. With regard to these processes, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 20 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	2020	2019
Assets
Joint venture
Gerdau Corsa SAPI de C.V.	January 1, 2021	117,092	73,607
Others
Fundação Gerdau	December 31, 2022	17,262	21,838
		134,354	95,445

Liabilities
Joint venture
Bradley Steel Processors Inc.	August 1, 2021	(22,855)	-
		(22,855)	-

	2020	2019	2018
Net financial income	8,277	4,767	545

b)	Operations with related parties

During the years ended December 31, 2020, 2019 and 2018, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 887,945 as of December 31, 2020 (R$ 1,572,618 and R$ 1,382,584 as of December 31, 2019 and 2018, respectively) and purchases in the amount of R$ 208,948 as of December 31, 2020 (R$ 198,636 and R$ 129,513 as of December 31, 2019 and 2018, respectively). The net amount totals R$ 678,997 as of December 31, 2020 (R$ 1,373,982 and R$ 1,253,071 as of December 31, 2019 and 2018, respectively).

The Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property in the amount of R$ 21,204 with receipt in six annual installments of R$ 3,534, adjusted by the positive variation of the IPCA. The first installment was already received in the year of 2020, with the accounts receivable of R$ 17,670 remaining as of December 31, 2020, which is fully guaranteed by means of personal guarantee. The decision about the buyer was made through a competitive market process that considered several potential buyers to whom the asset was presented, under the coordination of an independent specialized company. The sale price was determined based on independent valuations and carried out by professionals specialized in valuing tangible assets. As a conclusion of this process, the best proposal was recommended under the terms of the independent appraisal and, as it is a related party, it was approved by the Board of Directors, observing the terms of the Company’s Related Party Transactions Policy. Additionally, the Company recorded income of R$ 524 (R$ 554 and R$ 445 as of December 31, 2019 and 2018, respectively), derived from rental agreement.

During the years ended December 31, 2019 and 2018, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling shareholders in guarantees of debentures, on which the Company payed a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 68 and R$ 194 as of December 31, 2019 and 2018, respectively.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	2020	2019	2018
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,750,249	Oct/22 - Oct/24	2,242,865	1,784,868	1,933,929
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	30,125	37,285	41,571
Gerdau Metaldom S.A. e Gerdau Corsa S.A.P.I. de C.V	Joint-venture	Financing Agreements	274,560	Feb/20	-	241,842	198,619

c)	Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Key Management compensation

The expense recognized related to key management salaries, variable compensation and benefits was R$ 41,165 during 2020 (R$ 32,359 in 2019). In 2020, contributions to management’s defined contribution pension plans totaled R$ 1,416 (R$ 1,687 in 2019).

The expense of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 39,766 during 2020 (R$ 26,631 in 2019).

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2020	2019
Available at beginning of the year	6,717,872	6,375,547
Granted	733,218	1,083,116
Exercised	(937,325)	(627,076)
Cancelled	(64,112)	(38,553)
Others	6,595	(75,163)
Available at the end of the year	6,456,248	6,717,872

Additional information on the long-term incentive plan are presented in Note 27.

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 104,322 during 2020 (R$ 96,191 in 2019). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in note 21.

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2020 are as follows:

	2020	2019
Plan assets - Defined contribution pension plan	39,196	45,381
Total assets	39,196	45,381

Actuarial liabilities - Defined benefit pension plan	1,441,592	1,138,592
Acturial liabilities - Post-employment health care benefit	362,944	298,989
Retirement and termination benefit liabilities	56,903	32,863
Total liabilities	1,861,439	1,470,444

Current	208	495
Non-current	1,861,231	1,469,949

a)	Post-employment defined benefit pension plan

The Company’s Canadian and US subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan), collectively referred to as the North American Plans, that cover substantially all their employees and provide supplemental benefits to employees during retirement.

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

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed and recorded for these plans. Due to the migration process and the closing of the Brazilian pension plans in 2010, the Company is not calculating the potential effects of changes in discount rates and expected return rate on assets for these plans. The potential effects of changes to the North American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(17,965)	12,482

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (1,173,010) as of December 31, 2020 (R$ (1,120,938) as of December 31, 2019).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2020	2019	2018
Cost of current service	69,323	54,518	60,803
Interest expense	191,326	189,544	82,513
Return on plan assets	(156,475)	(163,148)	(59,692)
Past service cost	3,967	2,302	7,065
Settlement	(11,609)	(4,712)	3,220
Interest cost on unrecoverable surplus	7,413	16,247	20,023
Net pension cost	103,945	94,751	113,932

The reconciliations of assets and liabilities of the plans are as follows:

	2020	2019
Present value of defined benefit obligation	(5,921,285)	(4,601,965)
Fair value of plan assets	4,652,000	3,656,891
Asset ceiling restrictions on recognition of net funded assets	(172,307)	(193,517)
Net	(1,441,592)	(1,138,591)

Defined benefit obligation	(1,441,592)	(1,138,591)

Changes in plan assets and actuarial liabilities were as follows:

	2020	2019	2018
Variation of the plan obligations
Obligation at the begining of the year	4,601,965	4,391,251	4,314,592
Cost of service	69,323	54,518	60,803
Interest expense	191,326	189,544	188,729
Payments of the benefits	(434,650)	(309,817)	(318,198)
Past service cost	3,967	2,302	7,065
Supplementary amounts of the plan	-	-	17,078
Settlement	(190,948)	(498,493)	(61,369)
Acturial remeasurements	467,106	546,911	(370,083)
Exchange Variance	1,213,196	225,749	552,634
Obligation at the end of the year	5,921,285	4,601,965	4,391,251

	2020	2019	2018
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,656,891	3,568,934	3,456,613
Return of the plan assets	156,475	163,148	165,908
Contributions from sponsors	224,979	162,650	197,828
Settlement	(179,339)	(493,781)	(64,868)
Payments of benefits	(434,650)	(309,817)	(318,198)
Remeasurement	334,675	386,767	(253,301)
Exchange Variance	892,969	178,990	384,952
Fair value of plan assets at the end of the year	4,652,000	3,656,891	3,568,934

The fair value of plan assets includes shares of the Company in the amount of R$ 8,745 as of December 31, 2020 (R$ 10,221 as of December 31, 2019).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2020	2019	2018
Remeasurements	(334,675)	(386,767)	253,301
Actuarial Remeasurements	467,106	546,911	(370,083)
Restriction recognized in Other Comprehensive Income	(42,317)	(94,198)	(43,197)
Remeasurements recognized in Other Comprehensive Income	90,114	65,946	(159,979)

The historical actuarial remeasurements are as follows:

	2020	2019	2018	2017	2016
Present value of defined benefit obligation	(5,921,285)	(4,601,965)	(4,391,251)	(4,314,592)	(4,174,653)
Fair value of the plan assets	4,652,000	3,656,891	3,568,934	3,456,613	3,292,890
Surplus (Deficit)	(1,269,285)	(945,074)	(822,317)	(857,979)	(881,763)
Experience adjustments on plan liabilities (Gain)	467,106	546,911	(370,083)	235,549	186,905
Experience adjustments on plan assets (Gain)	(334,675)	(386,767)	253,301	(232,214)	(109,153)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2020
	Brazilian Plans	American Plans
Fixed income	99.1%	46.6%
Variable income	-	47.1%
Others	0.9%	6.3%
Total	100.0%	100.0%

	2019
	Brazilian Plans	American Plans
Fixed income	98.0%	54.9%
Variable income	-	42.2%
Others	2.0%	2.9%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2020 and 2019, respectively:

	2020
	Brazilian Plan	North America Plan
Average discount rate	6.56%	2.25% - 2.50%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2020
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2020
Rate of rotation	Null	Based on age and/or the service

	2019
	Brazilian Plan	North America Plan
Average discount rate	7.16%	3.00% - 3.25%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2019
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2019
Rate of rotation	Null	Based on age and/or the service

b)	Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 133,963 in 2020 (R$ 118,283 in 2019).

c)          Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2020	2019	2018
Current service cost	4,964	3,302	4,144
Interest expense	11,311	10,656	11,082
Past service cost	(660)	(2,717)	(40,740)
Net cost pension benefit	15,615	11,241	(25,514)

The funded status of the post-employment health benefits plans is as follows:

	2020	2019
Present value of obligations	(362,944)	(298,989)
Total net liabilities	(362,944)	(298,989)

Changes in plan assets and actuarial liabilities were as follows:

	2020	2019	2018
Change in benefit obligation
Benefit obligation at beginning of the year	298,989	272,959	316,364
Cost of service	4,964	3,302	4,144
Interest expense	11,311	10,656	11,082
Past service cost	(660)	(2,717)	(40,740)
Contributions from participants	2,349	2,088	1,496
Payment of benefits	(20,870)	(15,331)	(18,655)
Remeasurements	(23,533)	11,202	(40,841)
Exchange variations	90,394	16,830	40,109
Benefit obligation at the end of the year	362,944	298,989	272,959

	2020	2019	2018
Change in plan assets
Contributions from sponsors	19,150	13,243	17,159
Contributions from participants	2,349	2,088	1,496
Payments of benefits	(21,499)	(15,331)	(18,655)
Fair value of plan assets at end of the year	-	-	-

The historical actuarial gains and losses of the plans are as follows:

	2020	2019	2018	2017	2016
Present value of defined benefit obligation	(362,944)	(298,989)	(272,959)	(316,364)	(305,447)
Deficit	(362,944)	(298,989)	(272,959)	(316,364)	(305,447)
Experience adjustments on plan liabilities	(23,533)	11,202	(40,841)	(14,452)	(3,673)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2020	2019	2018
Losses / Gains on actuarial obligation	(23,533)	11,202	(40,841)
Actuarial losses recognized in Equity	(23,533)	11,202	(40,841)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2020	2019
Average discount rate	2.25% - 2.50%	3.00% - 3.25%
Health treatment - rate assumed next year	6.10% - 6.50%	5.80% - 6.70%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2028 to 2041	4.00% - 4.40%	4.00% - 4.40%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,739	(2,171)
Effect over benefit plan obligations	43,331	(34,975)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 56,901 as of December 31, 2020 (R$ 32,863 as of December 31, 2019).

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

	2020	2019
Provision for environmental liabilities	297,094	112,308

Current	125,992	60,913
Non-current	171,102	51,395

NOTE 23 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobrás mentioned in Note 19 iv, were used to set up a Non-Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”). On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests’ transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credit’s rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 944,513 and R$ 42,893 as of December 31, 2020 recognized in the account “Obligations with FIDC” in the Current liabilities and Non-current liabilities, respectively (R$ 0 and R$ 1,018,501 in December 31, 2019, respectively).

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

Reconciliations of common and preferred outstanding shares are presented below:

	2020		2019		2018
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,127,010,827	571,929,945	1,124,233,755	571,929,945	1,137,327,184
Acquisition of Treasury shares	-	-	-	-	-	(16,000,000)
Exercise of long-term incentive plan	-	2,220,660	-	2,777,072	-	1,597,235
Transfer of shares	-	-	-	-	-	1,309,336
Balance at the end of the year	571,929,945	1,129,231,487	571,929,945	1,127,010,827	571,929,945	1,124,233,755

As of December 31, 2020, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2020
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	2,147,800	0.2	560,046,701	32.6
Brazilian institutional investors	3,397,955	0.6	227,262,531	19.8	230,660,486	13.4
Foreign institutional investors	3,142,148	0.5	492,076,396	42.9	495,218,544	28.8
Other shareholders	7,490,941	1.3	407,744,760	35.6	415,235,701	24.1
Treasury stock	1,697,538	0.3	16,799,758	1.5	18,497,296	1.1
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2019
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5
Brazilian institutional investors	3,068,614	0.5	241,698,143	21.1	244,766,757	14.2
Foreign institutional investors	3,875,655	0.7	427,735,548	37.3	431,611,203	25.1
Other shareholders	7,086,775	1.2	387,724,952	33.8	394,811,727	23.0
Treasury stock	1,697,538	0.3	19,020,418	1.7	20,717,956	1.2
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2018
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,469,922	8.3	653,368,823	38.0
Brazilian institutional investors	2,383,207	0.4	224,073,547	19.6	226,456,754	13.2
Foreign institutional investors	4,836,488	0.8	410,387,290	35.8	415,223,778	24.1
Other shareholders	6,811,349	1.2	394,302,996	34.4	401,114,345	23.3
Treasury stock	1,697,538	0.3	21,797,490	1.9	23,495,028	1.4
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalúrgica Gerdau S.A. is the controlling shareholder and Indac – Ind. Adm. e Com. Ltda. is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2020
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	19,020,418	241,985
Exercise of long-term incentive plan	-	-	(2,220,660)	(13,233)
Closing balance	1,697,538	557	16,799,758	228,752

	2019
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	21,797,490	279,869
Exercise of long-term incentive plan	-	-	(2,777,072)	(37,884)
Closing balance	1,697,538	557	19,020,418	241,985

	2018
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	8,704,061	75,528
Repurchases	-	-	16,000,000	243,396
Exercise of long-term incentive plan	-	-	(1,597,235)	(27,433)
Transfer of shares	-	-	(1,309,336)	(11,622)
Closing balance	1,697,538	557	21,797,490	279,869

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 13.62 during 2020 (R$ 12.72 and R$ 12.84 during the years ended on December 31, 2019 and 2018, respectively).

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2020
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	-	12,776	12,776
Effects of interest changes in subsidiaries	-	12,776	12,776

	December 31, 2019
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	-	(1,586)	(1,586)
Effects of interest changes in subsidiaries	-	(1,586)	(1,586)

	December 31, 2018
	Attributed to parent company’s interest	Non-controlling interests	Total
(i) Other changes	-	(85,483)	(85,483)
Effects of interest changes in subsidiaries	-	(85,483)	(85,483)

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

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculates interest on shareholders´ capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 98,327 (R$ 0 in 2019).

	2020	2019	2018
Net income	2,365,763	1,203,736	2,303,868
Constitution of legal reserve	(109,649)	(55,876)	(115,193)
Constitution of the tax incentives reserve	(172,792)	(86,216)	(17,051)
Net income before dividends and interest on capital	2,083,322	1,061,644	2,171,624
Dividends and interest on capital	(714,487)	(356,539)	(765,339)
Net income before constitution of investments and working capital reserve	1,368,835	705,105	1,406,285

Constitution of investments and working capital reserve	(1,368,835)	(705,105)	(1,406,285)

The dividends for the year 2020 amounted to R$ 714,487, as shown below:

Dividends and interest on capital in the years
Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2020	2019	2018
1st quarter	Dividends	-	-	-	-	-	118,803	-
1st quarter	Interest	-	-	-	-	-	-	136,152
2nd quarter	Dividends	-	-	-	-	-	118,817	-
2nd quarter	Interest	-	-	-	-	-	-	238,293
3rd quarter	Dividends	0.12	1,701,161	11/6/2020	11/19/2020	204,139	67,951	221,278
4th quarter	Dividends	-	-	-	-	-	50,968	169,616
4th quarter	Interest	0.17	1,701,161	12/21/2020	3/25/2021	289,197	-	-
4th quarter	Interest	0.13	1,701,161	3/11/2021	3/25/2021	221,151	-	-
Proposed Interest and Dividends						714,487	356,539	765,339
Credit per share (R$)						0.42	0.21	0.45

NOTE 25 — EARNINGS (LOSS) PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2020
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	795,617	1,570,146	2,365,763

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,128,700,478

Earnings per share (in R$) – Basic	1.39	1.39

	2019
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	405,607	798,129	1,203,736

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,125,408,180

Earnings per share (in R$) – Basic	0.71	0.71

	2018
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	774,279	1,529,589	2,303,868

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,129,851,598

Earnings per share (in R$) – Basic	1.35	1.35

Diluted

	2020	2019	2018
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,570,146	798,129	1,529,589
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	5,524	2,884	6,515
	1,575,670	801,013	1,536,104

Net income allocated to common shareholders	795,617	405,607	774,279
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(4,782)	(2,884)	(6,515)
	790,835	402,723	767,764

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,700,478	1,125,408,180	1,129,851,598
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	10,821,083	12,157,614	14,440,860
Total	1,139,521,561	1,137,565,794	1,144,292,458

Earnings per share — Diluted (Common and Preferred Shares)	1.38	0.70	1.34

NOTE 26 — NET SALES

The net sales revenues for the year are composed of:

	2020	2019	2018
Gross sales	49,658,208	44,558,309	51,861,423
Taxes on sales	(4,377,135)	(3,819,812)	(3,793,516)
Discounts	(1,466,412)	(1,094,487)	(1,908,429)
Net sales	43,814,661	39,644,010	46,159,478

NOTE 27 - LONG-TERM INCENTIVE PLANS

a) Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2018	18,975,084
Granted	2,411,345
Cancelled	(3,150,635)
Exercised	(3,974,293)
Balance on December 31, 2018	14,261,501
Granted	2,647,995
Cancelled	(2,104,754)
Exercised	(1,786,335)
Balance on December 31, 2019	13,018,407
Granted	3,146,696
Cancelled	(1,777,100)
Exercised	(1,918,669)
Balance on December 31, 2020	12,469,334

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement on December 31, 2020 were R$ 62,801 (R$ 43,895 and R$ 41,186 on December 31, 2019 and 2018, respectively).

As of December 31, 2020, the Company has a total of 16,799,758 preferred shares in treasury and, according to note 24, these shares may be used for serving this plan.

b) Stock Options Plan:

	2020		2019		2018
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$		R$
Available at beginning of the year	-	-	15,480	16.72	292,391	17.91
Options Exercised	-	-	-	-	(33,499)	14.86
Options Forfeited	-	-	(15,480)	16.72	(243,412)	18.62
Available at the end of the year	-	-	-	-	15,480	16.72

NOTE 28 — SEGMENT REPORTING

	Business Segments
	2020
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	17,752,823	17,458,318	3,831,406	6,096,471	(1,324,357)	43,814,661
Cost of sales	(14,179,991)	(16,212,757)	(3,015,189)	(5,794,666)	1,318,501	(37,884,102)
Gross profit	3,572,832	1,245,561	816,217	301,805	(5,856)	5,930,559
Selling, general and administrative expenses	(562,019)	(476,518)	(116,479)	(179,822)	(195,547)	(1,530,385)
Other operating income (expenses)	31,500	97,751	16,684	55,097	916,667	1,117,699
Impairment of non-financial assets	-	(342,355)	-	(69,570)	-	(411,925)
Impairment of financial assets	(23,177)	(36,286)	(2,436)	(2,233)	-	(64,132)
Equity in earnings of unconsolidated companies	(1,287)	23,512	99,341	8,899	22,104	152,569
Operational income before financial income (expenses) and taxes	3,017,849	511,665	813,327	114,176	737,368	5,194,385
Financial result, net	(442,972)	(206,405)	(60,787)	(215,433)	(773,110)	(1,698,707)
Income (Loss) before taxes	2,574,877	305,260	752,540	(101,257)	(35,742)	3,495,678
Income and social contribution taxes	(652,126)	(178,447)	(195,440)	13,229	(94,840)	(1,107,624)
Net income (Loss)	1,922,751	126,813	557,100	(88,028)	(130,582)	2,388,054

Supplemental information:
Net sales between segments	1,149,618	60,370	41	114,328	-	1,324,357

Depreciation/amortization	1,135,294	777,369	142,143	444,298	-	2,499,104

Investments in associates and joint ventures	10,186	908,338	976,046	231,152	145,907	2,271,629
Total assets	21,099,735	18,583,439	5,448,922	11,233,676	6,757,237	63,123,009
Total liabilities	7,469,541	5,261,820	1,360,098	1,994,575	15,951,765	32,037,799

	Business Segments
	2019
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	16,122,171	14,656,028	3,259,253	6,701,900	(1,095,342)	39,644,010
Cost of sales	(14,363,253)	(13,351,209)	(2,762,157)	(6,167,502)	1,203,395	(35,440,726)
Gross profit	1,758,918	1,304,819	497,096	534,398	108,053	4,203,284
Selling, general and administrative expenses	(539,344)	(444,326)	(119,627)	(170,170)	(156,989)	(1,430,456)
Other operating income (expenses)	295,818	44,660	17,416	35,571	55,734	449,200
Impairment of financial assets	(2,012)	(14,612)	(1,906)	(2,513)	-	(21,044)
Equity in earnings of unconsolidated companies	(828)	(110,959)	66,468	6,776	21,493	(17,050)
Operational income before financial income (expenses) and taxes	1,512,552	779,582	459,447	404,062	28,291	3,183,934
Financial result, net	(520,821)	(99,029)	(163,459)	(109,116)	(616,789)	(1,509,214)
Income (Loss) before taxes	991,731	680,553	295,988	294,946	(588,498)	1,674,720
Income and social contribution taxes	(214,400)	(188,458)	(100,341)	(60,749)	106,115	(457,833)
Net income (Loss)	777,331	492,095	195,647	234,197	(482,383)	1,216,887

Supplemental information:
Net sales between segments	920,659	62,196	-	112,487	-	1,095,342

Depreciation/amortization	1,008,713	571,015	120,462	374,105	-	2,074,295

Investments in associates and joint ventures	11,472	681,807	748,392	224,201	146,527	1,812,399
Total assets	17,195,824	15,178,053	4,562,604	8,597,180	8,469,309	54,002,970
Total liabilities	4,686,686	4,506,771	996,876	1,604,885	15,034,625	26,829,843

	Business Segments
	2018
	Brazil Operation	North America Operation	South America Operation	Special Steel Operation	Eliminations and Adjustments	Consolidated
Net sales	15,745,161	19,927,390	3,801,210	8,158,626	(1,472,909)	46,159,478
Cost of sales	(13,044,433)	(18,164,834)	(3,230,952)	(7,064,608)	1,494,727	(40,010,100)
Gross profit	2,700,728	1,762,556	570,258	1,094,018	21,818	6,149,378
Selling, general and administrative expenses	(569,595)	(602,351)	(132,245)	(180,251)	(168,438)	(1,652,880)
Other operating income (expenses)	(33,814)	19,114	(11,421)	10,081	(18,952)	(34,992)
Impairment of financial assets	5,564	(5,230)	(4,462)	(5,786)	-	(9,914)
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	-	-	(414,507)	(414,507)
Equity in earnings of unconsolidated companies	(1,700)	(77,872)	51,648	15,629	22,436	10,141
Operational (Loss) income before financial income (expenses) and taxes	2,101,183	1,096,217	473,778	933,691	(557,643)	4,047,226
Financial result, net	(442,966)	(37,351)	(117,270)	(112,109)	(1,180,099)	(1,889,795)
Income (Loss) before taxes	1,658,217	1,058,866	356,508	821,582	(1,737,742)	2,157,431
Income and social contribution taxes	(410,651)	(224,897)	(86,667)	(191,386)	1,082,552	168,951
Net income (Loss)	1,247,566	833,969	269,841	630,196	(655,190)	2,326,382

Supplemental information:
Net sales between segments	1,280,770	84,335	4,988	102,816	-	1,472,909

Depreciation/amortization	951,826	511,154	88,537	340,297	-	1,891,814

Investments in associates and joint ventures	3,250	301,271	701,233	213,899	148,149	1,367,802
Total assets	17,473,039	14,659,926	4,421,487	8,825,830	5,900,747	51,281,029
Total liabilities	8,072,380	4,935,210	1,053,007	1,736,085	9,545,776	25,342,458

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2020	2020	2020	2020	2020
Net sales	18,798,384	4,996,434	20,019,843	-	43,814,661
Total assets	28,752,629	7,042,462	27,327,918	-	63,123,009

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2019	2019	2019	2019	2019
Net sales	17,573,278	4,201,165	17,869,567	-	39,644,010
Total assets	26,124,159	5,781,527	22,097,284	-	54,002,970

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2018	2018	2018	2018	2018
Net sales	17,284,473	4,785,281	23,524,381	565,343	46,159,478
Total assets	26,283,287	5,251,637	19,746,105	-	51,281,029

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenue per product and country unless the information is not available and the cost to obtain it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to conclude about historical trends. Considering this scenario and considering that the information of revenue by product is not maintained by the Company on a consolidated basis and the cost to obtain the revenue per product information would be excessive compared to the benefits of the information, the Company does not present revenue by product.

NOTE 29 — INSURANCE

The subsidiaries have insurance coverage determined by management with the assistance of specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2020	2019
Assets	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	82,836,077	61,187,789
Business Interruption	Net income plus fixed expenses	11,146,083	11,381,183
Civil Liability	Industrial operations	711,948	652,973

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

30.1 Other assets Impairment test

In the fourth quarter of 2020, due to the lack of expectation of future use of some assets in two industrial plants, tests performed on other long-lived assets identified impairment losses in property, plant and equipment in the amount of R$ 411,925, of which R$ 69,570 in the Special Steel Segment and R$ 342,355 in the North America Segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets, which represents their value in use (higher between the fair value net of disposal expenses and their value in use). These losses were recorded in the line of Impairment of non-financial assets in the Consolidated Statements of Income.

In 2019 and 2018, no impairment losses were recognized for other long-lived assets.

The post-tax discount rates used for this test are the same as presented in note 30.2 of the goodwill impairment test.

30.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In 2020, 2019 and 2018, no impairment losses were recognized for goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2020 test were: a) North America: 3% (3% in December 2019); b) Special Steel: 3% (3% in December 2019); c) South America: 3% (3% in December 2019); and d) Brazil: 3% (3% in December 2019).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 8.25% (10.0% in December 2019); b) Special Steel: 8.75% (10.5% in December 2019); c) South America: 11.25% (14.25% in December 2019); and d) Brazil 9.75%: (11.25% in December 2019).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount as shown below: a) North America: exceeded the book value by R$ 6,202 million (exceeded the book value by R$ 2,690 million in 2019); b) South America: exceeded the book value by R$ 4,141 million (exceeded the book value by R$ 521 million in 2019); c) Special Steel: exceeded the book value by R$ 2,509 million (exceeded the book value by R$ 2,813 million in 2019); and d) Brazil: exceeded the book value by R$ 13,424 million (exceeded the book value by R$ 4,015 million in 2019).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded book value by R$ 4,589 million (exceeded the book value by R$ 1,884 million in 2019); b) Special Steel: exceeded book value by R$ 1,568 million (exceeded the book value by R$ 2,207 million in 2019); c) South America: exceeded book value by R$ 3,757 million (exceeded the book value by R$ 414 million in 2019); and d) Brazil: exceeded the book value by R$ 11,348 million (exceeded the book value by R$ 2,810 million in 2019).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded the book value as shown below: a) North America: exceeded the book value by R$ 4,914 million (exceeded the book value by R$ 2,098 million in 2019); b) Special Steel: exceeded the book value by R$ 1,754 million (exceeded the book value by R$ 2,369 million in 2019); c) South America: exceeded the book value by R$ 3,867 million (exceeded the book value by R$ 455 million in 2019); and d) Brazil: exceeded the book value by R$ 11,809 million (exceeded the book value by R$ 3,115 million in 2019).

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

NOTE 31 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2020	2019	2018
Depreciation and amortization	(2,499,104)	(2,074,295)	(1,891,814)
Labor expenses	(5,867,265)	(5,175,373)	(5,724,352)
Raw material and consumption material	(26,945,440)	(25,890,618)	(29,623,418)
Freight	(2,572,293)	(2,300,439)	(2,770,516)
Impairment of non-financial assets	(411,925)	-	-
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	(414,507)
Other expenses/income, net	(476,818)	(1,002,301)	(1,697,786)
	(38,772,845)	(36,443,026)	(42,122,393)

Classified as:
Cost of sales	(37,884,102)	(35,440,726)	(40,010,100)
Selling expenses	(512,950)	(476,339)	(570,431)
General and administrative expenses	(1,017,435)	(954,117)	(1,082,449)
Other operating income	1,763,684	636,847	235,421
Other operating expenses	(645,985)	(187,647)	(270,413)
Impairment of financial assets	(64,132)	(21,044)	(9,914)
Impairment of non-financial assets	(411,925)	-	-
Gains and losses on assets held for sale and sales of interest in subsidiaries	-	-	(414,507)
	(38,772,845)	(36,443,026)	(42,122,393)

NOTE 32 — FINANCIAL INCOME

	2020	2019	2018
Income from short-term investments	108,057	87,241	68,721
Interest income and other financial income	86,035	135,972	135,279
Financial Income	194,092	223,213	204,000

Interest on debt	(1,022,460)	(938,120)	(1,177,686)
Monetary variation and other financial expenses	(426,001)	(531,634)	(401,655)
Financial Expenses	(1,448,461)	(1,469,754)	(1,579,341)

Bonds repurchases	(239,273)	-	(223,925)
Exchange Variation, net	(204,291)	(247,555)	(322,621)
Gains and losses on derivative financial instruments, net	(774)	(15,118)	32,092

Financial result, net	(1,698,707)	(1,509,214)	(1,889,795)

**************************************