Form 20-F
period 2021-12-31
GERDAU S.A.
filed 2022-03-31
CIK 1073404

f

fv

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2021 was:

573,627,483 Common Shares, no par value per share
1,146,031,245 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)	“CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interfinanceiro), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “LIBOR” means London Interbank Offered Rate, “GDP” means Gross Domestic Product;
(ii)	“Gerdau Açominas” is a reference to Gerdau Açominas S.A.
(iii)	“Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
(iv)	“Preferred Shares” and “Ordinary Shares” refer to the Company’s authorized and outstanding preferred stock and ordinary stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes;
(v)	“proven” or” probable mineral reserves” have the meanings defined by SEC in Regulation S-K, ⸹229.1300.
(vi)	“Shipments” means the volumes shipped and “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Asia, excluding our joint ventures and associate companies;
(vii)	the “Company”, “Gerdau”, “we” or “us” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries;
(viii)	“Tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds;
(ix)	“Worldsteel” means World Steel Association, “IABr” means Brazilian Steel Institute (Instituto Aço Brasil) and “AISI” means American Iron and Steel Institute;

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 50% stake, in the Dominican Republic, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in Diaco S.A., in Colombia, in which the Company holds a 49.87% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.50% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2021.

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

It is possible that our future performance may differ materially from our current assessments due to several factors, including the following:

●	general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;
●	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;
●	our ability to obtain financing on satisfactory terms;
●	prices and availability of raw materials;
●	changes in international trade;
●	changes in laws and regulations;
●	electric energy shortages and government responses to them;
●	the performance of the Brazilian and the global steel industries and markets;
●	global, national and regional competition in the steel market;
●	protectionist measures imposed by steel-importing countries; and
●	other factors identified or discussed under “Risk Factors.”

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

A.         [RESERVED]

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

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high risk real of estate financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. For the last ten years to 2021, driven by population and GDP growth, global demand for steel has been growing strongly in recent years and is expected to continue to increase, especially because of economic expansion in India, ASEAN countries and Africa, even as demand in China gradually declines.

The global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

●	Decrease in international steel prices;
●	Slump in international steel trading volumes;
●	Crisis in automotive industry and infrastructure sectors; and
●	Lack of liquidity in the international market.

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

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic instability. Recessions and significant disruptions in the global financial markets may affect the Company. Our operations experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. New challenges including the uncertain effects of the United Kingdom’s withdrawal from the European Union (BREXIT) and increasing political uncertainty and instability in a number of countries. In 2020, the COVID-19 Pandemic, as explained below, resulted in the temporary closing of several industries, including the steel industry. Measures were taken to contain the virus spread among employees, in accordance with regulations promulgated by local authorities. The effects extended to operations and impacted the Company’s results, mainly in April, May and June. There continues to be considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. These policies may have a negative impact on the global and local economy, and consequently our business, financial condition and results of operations. We cannot predict if the actions taken in the United States, Europe, China and elsewhere in the world to address the adverse effects of the COVID-19 Pandemic will be successful in reducing the duration and impact of the economic instability, inflation and political uncertainty. More recently, the risk of trade protection measures in favor of local producers of competing products and the disruption in existing trade agreements or increased trade friction between countries (e.g., the U.S. and China) could have a negative effect on our business and results of operations by restricting the free flow of goods and services across borders and exacerbating global economic conditions. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

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

Increases in iron ore and coal prices, or reductions in market supply, and price increases in other inputs, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce hot pig iron at its Ouro Branco, Barão de Cocais and Divinópolis mills located in the state of Minas Gerais.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input for the production of steel is iron ore. This unit represented 55% of the total crude steel output (in volume) of the Brazil Business Segment. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

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

Volatility in the supply and prices of these and other raw materials, energy and transportation, could adversely affect the Company’s results of operations. We are increasingly vulnerable to inflationary cost pressures, especially in relation to the prices of electricity, natural gas and CO2. These inflationary cost pressures could become exacerbated as a consequence of the Russian invasion of Ukraine, the resulting disruption of markets and supply chains and the uncertain impact of sanctions.

As a result, the Company’s financial condition and results of operations may be adversely affected.

Russia’s invasion of Ukraine, international responses to it including sanctions and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.

The Russian invasion of Ukraine could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian responses to sanctions, have had and could have further destabilizing effects on financial markets and certain commodity markets. The conflict could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally, and could adversely impact the Group’s Company’s results of operations and financial condition.

Risks Relating to our Operations

The Company’s projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

The Company invested to further increase productivity of its operations. These projects are subject to several risks that may adversely affect the Company’s growth prospects and profitability, including the following:

●	the Company may encounter delays, availability problems or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;
●	the Company’s efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including availability of overburden and waste disposal areas as well as reliable power and water supplies;
●	the Company may fail to obtain, lose, or experience delays or higher than expected costs in obtaining or renewing the required permits, authorizations, licenses, concessions and/or regulatory approvals to build or continue a project; and
●	changes in market conditions, laws or regulations may make a project less profitable than expected or economically or otherwise unfeasible.

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

We depend on the issuance of permits and licenses from governmental agencies in order to undertake some of our activities that are considered polluting or potentially polluting. For the purpose of obtaining said licenses, certain investments in conservation are required to offset any such impact. The operational licenses require, among other things, that we periodically report our compliance with emissions standards set by environmental agencies. Failure to obtain, renew or comply with our operating licenses may cause delays in our deployment of new activities, increased costs, monetary fines or even suspension of the affected activity, which may materially adversely affect us.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A significant number of scientists, environmentalists, international organizations, regulators and other commentators sustain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions and combat global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. Although we cannot predict the impact of changing global climate conditions, if any, or of legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

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

In Brazil, Bill 528/21 is being considered in the Congress, establishing the Brazilian Emissions Reduction Market, which regulates the purchase and sale of carbon credits in the country. The proposal regulates the main points of the new market, such as legal nature, registration, certification and accounting of carbon credits. It also sets a deadline (five years) for the government to regulate the mandatory national program to offset greenhouse gas emissions. The text provides for the creation of a voluntary carbon credits market, which is intended for negotiation with companies or governments that do not have mandatory GHG reduction targets, but wish to offset the environmental impact of their activities. At state levels, there are demands for accounting for the inventory of greenhouse gases and reporting to regulatory bodies in the states of São Paulo, Rio de Janeiro and Minas Gerais.

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

In Canada, the Output Based Pricing System Regulation requires the three Gerdau sites to report on their greenhouse gas emissions. These emissions, along with production data, are required by legislation to be verified by a third party. The objective of this regulatory activity is to compare the individual site’s emissions intensity against a performance standard, called the Output Based Standard. Since there is a price on carbon ($40/t CO2e in 2021), a site owes the government if the intensity of its emissions is greater than the Output Based Standard. However, if the emissions’ intensity is less than the Output Based Standard, then there is an opportunity to be awarded credits that can be banked for future compliance or sold to others within the same program.

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

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Advanced technology systems and machinery are nonetheless subject to defects, interruptions and breakdowns. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results. Although we have procedures in place to prevent and minimize the impact of a potential failure, including a data back-up system for our management systems, 24/7 monitoring of our servers, and a cybersecurity program that maintains a Corporate Information Security Policy and a Data Privacy Policy in place, there is no assurance that these will work properly or that there will not be an impact on our results of operations or financial condition.

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

Cybersecurity is a significant concern due to the importance of information technology to the successful conduct of our business operations.We have an executive dedicated to leading the Information Security and Data Protection effort as well as an internal team with qualified specialists and analysts to conduct and evaluate the adequacy of the security and data protection controls. Additionally, we also have an incident response service provider to support our team to prevent and respond to cyber incidents.

We rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation, updating and independent third-party verification, that also includes specific policies, procedures, and specialized software tools for cybersecurity and data protection, our information technology systems, and those of our third-party providers, could become subject to employee error or malfeasance, natural disasters or be susceptible to cyberattacks. Network, system, application, and data breaches could result in operational disruptions or information misappropriation. Access to internal applications required to plan our operations, source materials, manufacture and goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions and/or misappropriation of information could result in lost sales, business delays, negative publicity and could have a material effect on our business. We also could be required to spend significant financial and other resources to remedy the damage caused by a security breach, including to repair or replace networks and information technology systems, liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

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

The nature of our business is complex and, to keep operating, most of our work cannot be performed remotely. Our focus is on protecting the health of our employees: We encourage them to take two doses of the Covid-19 vaccine to reduce the risk of spreading the virus at our operations, since operational continuity is key to people’s jobs, to local communities and to the economies of the countries and regions where we operate. Employees who must go to Gerdau’s units follow the standard mandatory hygiene procedure.

The COVID-19 pandemic impacted the Company production and delivery of steel, resulting in interruption of production in some steel mills as of the second half of March, 2020. In the Brazil Segment, the electric steel mills resumed production throughout April and the Blast Furnace 2 in Ouro Branco - MG resumed production in July. In the North America Segment, the plants continued to operate normally, with production levels gradually adjusted according to the reduction in demand observed in the industry. Civil construction continued with healthy demand levels. In the Special Steel Segment, in Brazil and in the USA, there were scheduled shutdowns at its different electrical mills and rolling mills, considering the level of existing inventories and the demand requested by each customer. In the South America Segment, operations continue to operate with production levels gradually adjusted to the demand observed in the industry.

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

The extent to which COVID-19 may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, including new variants of the virus, information concerning the severity of the pandemic, the adoption rate of vaccines, and the effectiveness of actions globally to contain or mitigate the effects of the pandemic.

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

Gerdau has not established any proven or probable mineral reserve on any of its properties. All exploration activities are based on mineral resources classified as mineralized materials, since they do not comply with the SEC definitions of proven or probable reserves. Gerdau is conducting comprehensive exploration studies to determine, in accordance with SEC definitions, the quantity of mineralized material that could be transformed into proven or probable reserves. Therefore, part of the volume of mineralized materials may never make it to the development or production stage.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2021, the Company maintained its investment grade with S&P and Fitch, respectively, with stable outlook and was upgraded to Baa3 from Ba1 rating with Moody’s with stable outlook, reflecting the Company’s history of conservative capital allocation, combined with the expectation of strong operating performance throughout the year.

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

The Brazilian real depreciated against the U.S. dollar by 4.0% in 2019, 28.9% in 2020 and 7.4% in 2021. To date in 2022, the real has appreciated by 7.9% by the end of February, 2022.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 11.1 billion at December 31, 2021, representing 79% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The principal litigations are described more fully in “Legal Proceedings.” and in Note 19 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. Among the material matters for which no provision has been established because they are considered as possible contingent liabilities (possibility of any outflow in settlement is possible):

•

The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, representing claims that totaled R$ 498,889.

•

The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 481,501; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,513,111, (iii) social security contributions in the total of R$ 135,625 and (iv) other taxes, the updated total amount of which is currently R$ 671,593.

•

The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,362,842.

•

The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 471,829.

•

Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,274,156.

•

Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 8,221,463.

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

The failure to be paid by our clients or not receiving amounts invested with financial institutions could adversely affect the Company’s financial condition.

Gerdau may suffer losses from the default of our clients. Gerdau has a broad base of active clients and, in the case of default of a group of clients, Gerdau may suffer an adverse effect on its business, financial condition, results of operations and cash flows.

This risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions, which could also have an adverse effect on the business, financial condition, results of operations and cash flows of Gerdau.

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

We have operations in Brazil and other countries in South America and North America. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12,846/2013), Antitrust Law (Law 12,529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years there has been an increased focus on corruption in Brazil and also the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

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

Neither the Company, its controlling shareholders, board members and executive officers are part of any ongoing criminal publicly disclosed investigations, procedures or legal actions associated to the investigations made by the Brazilian federal authorities and judiciary branch related to CARF proceedings and political contributions made by the Company.

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

Economic developments in other countries and securities markets could adversely affect the market prices of our shares, which could make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, besides having a material adverse effect on our financial condition and results of operations.

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Dra. Ruth Cardoso, 8501 – 8th floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300.

Recent History

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

A detailed chronology of the development of the Company from its founding is set forth in our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-14878), “Item 4A. History and Development of the Company”, which is not incorporated by reference into this Annual Report.

Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore for its own use.

Gerdau is the largest recycling company in Latin America and uses scrap as an important input, with 73% of the steel it produces made from the material. Every year, Gerdau transforms 11 million tonnes of scrap into a variety of steel products. Gerdau’s shares are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges.

In 2021, the Company signed a binding agreement for the formation of a joint venture with Shell, with equal participation of the two companies in the business, for the development, construction and operation of a new solar park in the state of Minas Gerais.

With installed capacity of 260MWdc, the solar park will supply part of the clean energy used by Gerdau’s steel production units, while the remainder will be sold in the free market through Shell’s energy trading company, starting in 2024.

This project also intends sell energy to free consumers, which will help expand the power generation base in Minas Gerais and contribute to the state’s energy security with more renewable energy.

The joint venture, whose ownership will be divided equally between the companies, is part of the Company’s energy transition and decarbonization strategy.

B.	BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2020 (the most recent year for which information is available), 27.7% of the total crude steel production in the world was through mini mill process and the remaining 72.3% was through the integrated process.

Crude Steel Production by Process in 2020*

	Crude Steel
	Production
	(in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,880	26.2	73.4
China	1,065	9.2	90.8
India	100	55.5	44.5
Japan	83	25.4	74.6
U.S.A.	72	70.6	29.4
Russia	71	32.1	65.9
S. Korea	67	31.0	69.0
Turkey	35	69.2	30.8
Germany	35	32.3	67.7
Brazil	31	23.3	75.2

Source: World Steel/ Steel Statistic Yearbook 2021.

*Most recent year for which information is available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,540 million tonnes in 2011 to 1,880 million tonnes in 2020, an increase of 22.07%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes as much as the United States and Europe combined.

Crude Steel Production (in million tonnes)

Source: World Steel/Annual Statistics.

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2020, China’s crude steel production was 1,065 million tonnes, an increase of 6.8% compared to 2019. In 2020, China’s share of world steel production was 56% of world total crude steel.

Crude Steel Production by Country in 2020 (million tonnes)

Source: World Steel/Annual Statistics

The Brazilian Steel Industry

According World Steel Association, in 2020 Brazil was the world’s 9th largest producer of crude steel, with a production of 31.4 million tonnes, a 1.7% share of the world market and 56.1%% of the total steel production in South America during the year.

In 2020, the total of Brazilian steel products sales was 30.0 million tonnes. The breakdown of total sales was 66.9% or 20.1 million tonnes of flat steel products, formed by domestic sales of 11 million tonnes and exports of 9.1 million tonnes. The remaining 33.1% or 9.9 million tonnes represented sales of long steel products, which consisted of domestic sales of 8.5 million tonnes and exports of 1.4 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2020, the Brazilian GDP decreased by 4.1% and steel consumption increased by 1.2%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2020, Brazilian steel exports totaled 10.5 million tonnes, representing 35.1% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 7.7 tonnes in 2020, 8.5 million tonnes in 2019 and 9.6 million tonnes in 2018, representing 73.3% 68.5% and 67.8% of Brazil’s total exports of steel products, respectively.

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

Source: World Steel/Annual Statistics

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

In response to these conditions, in March 2002, Former President George W. Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and that changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products. On October 31, 2021 the United States and the EU announced an agreement to replace the existing 25 percent tariff on EU steel products under Section 2321 with a tariff-rate quota (TRQ) with a date of effectiveness of January 1, 2022. Under the TRQ arrangement, historically-based volumes of EU steel products will enter the U.S. market without the application of Section 232 tariffs subject to certain exceptions. Under the new terms, the European Union will be allowed to ship 3.3 million metric tons of steel annually into the United States duty-free, while any volume above that would be subject to a 25 percent tariff. Products that were granted exclusions from the tariffs this year would also temporarily be exempt. More recently, in mid-March the United States and Britain announced that the U.S. had agreed to lift tariffs on British steel that is imported in volumes below new quotas established for the imports. Under this agreement Chinese-owned steel companies in Britain must undergo annual audits to ensure that Chinese steel cannot enter the United States tariff-free.

The agreement will also place restrictions on products that are finished in Europe but use steel from China, Russia, South Korea and other countries. To qualify for duty-free treatment, steel products must be entirely made in the European Union.

Global steelmaking production decreased from 2015 to 2018, but the latest available information suggests that capacity increased in 2020 and 2021 for the third year in a row. The Company believes that this trend should continue throughout 2022.

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

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 32nd largest steel producer based on its consolidated crude steel production in 2020, the most recent year for which information is available.

Gerdau operates steel mills that produce steel by direct iron ore reduction (DRI) in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 39 steel producing facilities globally.

As of December 31, 2021, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associates companies, was approximately 17.7 million tonnes of crude steel and 15.9 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 73.8 billion, shareholders’ equity (including non-controlling interests) of R$ 42.8 billion, consolidated net sales of R$ 78.3 billion and a total consolidated net income (including non-controlling interests) of R$ 15,558.9 million as of and for the year ended December 31, 2021.

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

The Company manages its Business Segments as follows:

•	Brazil Business Segment - includes operations in Brazil (excluding Special Steel) and iron ore operation in Brazil;
•	North America Business Segment - includes all operations in North America (Canada and United States), except special steel, in addition to joint venture, located in Mexico;
•

South America Business Segment - includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, in addition to the joint ventures in the Dominican Republic and Colombia; and

•	Special Steel Business Segment - includes the special steel operations in Brazil and the United States, in addition to the joint venture Gerdau Summit Aços Fundidos e Forjados S.A. located in Brazil.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A. Consolidated
Shipments by Business
Segments (1)
(1,000 tonnes)	2021	2020	2019
TOTAL	12,722	11,461	12,090
Brazil	5,755	5,129	5,609
North America	4,451	4,334	4,275
South America	1,255	962	1,059
Special Steel	1,654	1,252	1,586
Eliminations and Adjustments	(393)	(216)	(439)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A. Consolidated Net
Sales by Business Segments (1)
(R$million)	2021	2020	2019
TOTAL	78,345	43,815	39,644
Brazil	34,758	17,753	16,122
North America	27,838	17,458	14,656
South America	6,857	3,831	3,259
Special Steel	10,980	6,096	6,702
Eliminations and Adjustments	(2,088)	(1,323)	(1,095)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A. Consolidated
annual production (1) (million tonnes)	2021	2020	2019
Crude Steel Production	13,294	12,194	12,453
Rolled Steel Production	12,402	10,933	10,972
Iron Ore Production	3,864	6,667	6,130

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

Crude steel production increased in 2021, mainly due to the performance of the domestic market. Given the strong demand observed, the Company directed 88% of its shipments in the Brazil Business Segment to the domestic market, which is 15% higher than in 2020, while only 12% was directed to the international market.

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

North America Business Segment

The North America Business Segment has annual production capacity of 6.2 million tonnes of crude steel and 4.8 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini mill operations is recycled steel scrap.

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

Steel production in 2021 was slightly higher than in 2020, in line with the level of shipments.

South America Business Segment

The South America Business Segment comprises five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini mills facilities with annual manufacturing capacity of 890 thousand tonnes of crude steel and 903 thousand tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, Venezuela and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures.

Steel production and shipments in 2021 increased compared to 2020, with the result driven by the good performance of the construction industry.

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

In North America, the Special Steel Segment is present in the United States, with three units located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana). The segment has annual installed production capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico The plants of this business segment have commercial and operational synergies.

Steel production and shipments increased in 2021, mainly due to the good performance of the heavy vehicle sector and of the oil and gas industry. The Special Steel BD was the business segment most affected by the pandemic, mainly due to the shutdowns at many auto assemblers in both Brazil and the United States. During 2021, that segment was affected by the shortage in the supply of semiconductors, which are used in all electronic components installed in vehicles.

Exports

In 2021 steel demand presented a solid recovery after the restrictive measures to contain COVID-19 spread were gradually easing around the globe. World steel production increased 3.6% year-on-year, to 1,912 million tonnes, even though China reduced its annual steel output for the first time since 2016. Yet, due to the fast economic rebound, with robust manufacturing activity bolstered by pent-up demand as the main contributor, total global steel production was above the level also seen in 2019 (1,846 million tonnes).

According to Worldsteel, China’s total output was 1,033 million tonnes in 2021, which represents a 3% decrease, comparing to 2020’s 1,065 million tonnes. This decrease was due to measures taken by the government to reduce global carbon emissions and relax the pressure on domestic raw materials prices. The country was responsible for 54% of world steel production. As the measures to decrease production intensified, China semi-finished imports went from around 800 thousand tonnes in April to 1.8 million tonnes in November, but maintained the net exporter status year round.

Aside from China, steel production increased all over the world, driven by the recovery of steel demand. European Union saw a 15.4% increase, with Germany going up 12.3%. North America and South America grew 16.6% and 17.8%, respectively compared to 2020.

As in the previous year, Gerdau’s Brazilian exports in 2021 remained focused in South and Central America, boosted by the supply in their Joint Ventures. Asia remained an important destination, while North America almost tripled in terms of volume, compared to 2020.

On the international front, domestic flat prices in the US behaved quite distinctly from other countries and rose to record breaking levels. Hot-Rolled Coil and Plate prices increased 239% and 175%, respectively, from their pre-pandemic levels. By December, as new capacities began production and stocks at distributors leveled, prices began their decrease.

European countries faced energy restrictions and rising costs that affected steel supply and boosted domestic prices. In the US market with the 25% tariff under Section 232 being replaced by quotas for European steel products coming to the US, both parties saw an easing on trade tensions and better prospects for 2022.

Turkish steel production rebounded in 2021, after the 10.4% decrease in 2020, reaching pre-pandemic levels, with 40 million tonnes production. The main destination for Turkish products was Israel, followed by Italy and Spain. Lira depreciation and higher scrap prices impacted production costs especially in the second half of the year.

As for raw materials, both seaborn coking coal and iron ore prices reached record levels throughout 2021, putting pressure on the integrated cost, basic oxygen furnace (BOF), margins and sustaining billet prices all year.

The following table presents Gerdau’s Brazilian exports by destination for select periods:

Consolidated Exports of Gerdau
by Destination (%)	2021	2020	2019	2018	2017	2016
Total including shipments to subsidiaries (1,000 tonnes)	714	825	1,650	1,585	1,991	2,360
Africa	—	2%	2%	—	6%	3%
Central America	12%	21%	34%	31%	21%	27%
North America	9%	3%	7%	7%	11%	22%
South America	61%	54%	50%	47%	42%	31%
Asia	17%	17%	4%	6%	6%	5%
Europe	1%	3%	3%	9%	11%	12%
Middle East	—	—	—	—	2%	1%

Gerdau remains focused on serving strategic markets that contribute results to its operation, analyzing the impacts and opportunities arising from the volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2022.

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

Special Steel Products

Special steel requires advanced manufacturing processes because they have specific physical and metallurgical characteristics for applications with high mechanical demands. This steel is a key product for the automotive industry, as it is used in auto parts, light and heavy vehicles and agricultural machinery. Special steels also serve other significant markets, such as oil and gas, wind energy, machinery and equipment, mining and rail, among others.

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

Iron Ore

Gerdau operates three mines producing iron ore, all located in the Brazilian state of Minas Gerais (Várzea do Lopes and Miguel Burnier). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while being also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil[1]			North America			South America			Special Steel			Eliminations and Adjustments
Products	Rebars, merchant bars, beams, drawn
	products, billets, blooms, slabs, wire
	rod, structural shapes, hot rolled coil,			Rebars, merchant bars, wire rod, light			Rebar, merchant bars and			Stainless steel, special profiles
	heavy plate and iron ore.			and heavy structural shapes.			drawn products.			and wire rod.			-
Year	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net Sales	34,757.8	17,573.0	16,122.2	27,838.0	17,458.0	14,656.0	6,856.8	3,831.0	3,259.3	10,980.1	6,092.0	6,702.9	(2,087.6)	(1,139.0)	(1,095.4)
% of Consolidated Net Sales	44.4%	40.1%	40.7%	35.5%	39.8%	37.0%	8.8%	8.7%	8.2%	14.0%	13.9%	16.9%	-2.6%	-2.6%	-2.8%
Net (Loss) Income (R$million)	8,317.3	1,924.0	855.3	3,847.9	469.0	492.1	969.0	557.0	195.6	895.5	(18.0)	234.2	1,159.3	(524.0)	(482.7)
% of Consolidated Net (Loss) Income	53.5%	79.9%	66.1%	24.7%	19.5%	38.0%	6.2%	23.1%	15.1%	5.8%	-0.7%	18.1%	7.5%	-21.8%	-37.3%

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

Gerdau’s steel manufacturing process at integrated units consists of four basic stages: preparation of raw materials, production of pig iron, production of steel and production of semi-finished steel products (billets, blooms and slabs). In the primary stage of steelmaking, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron. Coke acts as both fuel and a reducing agent in this process. Gerdau’s blast furnaces have aggregate installed capacity of approximately 3.8 million tonnes of molten pig iron per year.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2020 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

The Company’s principal competitors include Commercial Metals Company (CMC), Nucor Corporation, Steel Dynamics Inc. and Cleveland-Cliffs.

In South America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 80% of shipments from Gerdau’s South American Operation originate from Argentina and Peru. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the South American market are the construction, mechanic, agriculture and mining markets.

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

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia and Peru as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which 86% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 7.2 million tonnes in 2021, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

The terms of the aforementioned generation concession agreements are for 39 years as of the signature of the agreement. As such: DFESA expires in 2037.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on an 28/34 day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC) that can be accessed by all sales channels. The credit and collection department is responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, in particular, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

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

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2021, provision for expected credit losses was 1.9% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to the same 3.7% on December 31, 2020 and 3.5% on December 31, 2019. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 5.1 billion (R$ 28 billion as of December 31, 2021), including material damage to installations of US$ 4.6 billion (R$ 25.6 billion as of December 31, 2021) and losses of gross revenues of US$ 554 million (R$ 3.1 billion as of December 31, 2021), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2022. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Gerdau holds environmental licenses for commercial operation of the mines located in the cities of Miguel Burnier and Várzea do in the Brazilian state of Minas Gerais.

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the DNPM processes referring to the mining rights held by Gerdau:

DNPM Process	City	Location / Mine / Project	State

1,978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4,575/1935	OURO PRETO	MIGUEL BURNIER	MG
3,613/1948	OURO PRETO	MIGUEL BURNIER	MG
5,303/1948	OURO PRETO	MIGUEL BURNIER	MG
5,514/1956	OURO PRETO	MIGUEL BURNIER	MG
5,975/1956	OURO PRETO	MIGUEL BURNIER	MG
6,549/1950	OURO PRETO	MIGUEL BURNIER	MG
930,600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3,583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3,584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3,585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8,141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6,255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5,945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932,705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833,209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,044/2006	OURO BRANCO	DOM BOSCO	MG
830,158/2007	OURO PRETO	DOM BOSCO	MG
830,159/2007	OURO PRETO	DOM BOSCO	MG
830,160/2007	OURO PRETO	DOM BOSCO	MG
831,640/2003	OURO PRETO	DOM BOSCO	MG
830,475/2007	OURO PRETO	DOM BOSCO	MG
832,620/2006	OURO PRETO	MIGUEL BURNIER	MG
830,798/2013	OURO PRETO	MIGUEL BURNIER	MG
832,377/2014	OURO PRETO	MIGUEL BURNIER	MG
832,375/2014	OURO PRETO	MIGUEL BURNIER	MG
833,018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832,625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.	ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2021 is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2021, 2020 and 2019:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2021	2020	2019

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.83
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.82	99.82
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	70.62	89.26	96.96
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiary (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (7)	Brasil	100.00	—	—

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 73.54% in 2021, 92.58% in 2020 and 98.07% in 2019.

(1) Subsidiaries: Gerdau Ameristeel US Inc., Chaparral Steel Company.

(2) Subsidiaries: Gerdau Açominas Overseas Ltd. and Siderúrgica Latino-Americana S.A..

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Bank JP Morgan S.A.

(5) Subsidiary: GTL Servicios Administrativos México, S.A. de C.V.

(6) Subsidiary: Siderco S.A.

(7) Subsidiaries: G2L Logística Ltda, G2base Fundações e Contenções Ltda and Gerdau Grafeno Ltda.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 50% stake, the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau has a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%, investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake, the investment in Diaco S.A. in Colombia, which Gerdau has a 49.86%, and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau has a 27.50% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

The main operating companies that are accounted according to the equity accounting method in the financial statements of Gerdau S.A. are described below:

Gerdau Metaldom Corp. — In 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican company Metaldom, originating the joint venture Gerdau Metaldom Corp., which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tonnes/year of installed capacity. As a result of the merger, the Company has contributed its interest of 79.97% on the associate Multisteel Business Holdings Corp. into the newly formed entity Gerdau Metaldom, in exchange of 50% interest on Gerdau

Metaldom Corp. This transaction was recorded on fair value basis, which was substantially equivalent to the book value of the previous investment.

Gerdau Corsa S.A. — The subsidiary of this company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 1,500,000 tonnes of crude steel and 1,350,000 tonnes of rolled products.

Gerdau Summit Aços Fundidos e Forjados S.A. — Gerdau Summit Aços Fundidos e Forjados S.A. - On January 5, 2017, the Company subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. is accounted for as of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest.

Diaco S.A..— On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. The new company’s assets are Gerdau’s long-steel industrial units in Colombia, with an annual installed steel capacity of 674 thousand tonnes. Due to this transaction, Diaco started to be accounted for as a joint venture in the Consolidated Financial Statements with a 49.86% interest.

The main operating companies that are fully consolidated in the financial statements of Gerdau S.A. are described below:

Gerdau Aços Longos S.A. — This company produces common long steel and has nine mills distributed throughout Brazil and an annual installed capacity of 4.1 million tonnes of crude steel. This company also sells general steel products and has steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. — Gerdau Açominas owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with an annual installed capacity of 3.9 million tonnes of crude steel, accounting for 47.6% of Gerdau’s crude steel output in the Brazil Business Segment.

Gerdau Ameristeel Corporation — Gerdau Ameristeel has an annual capacity of 5.7 million tonnes of crude steel and 4.5 million tonnes of rolled products. The company is one of the largest producers of long steel in North America.

Gerdau MacSteel Inc. — This company is the largest special steel producer in U.S., has three units and a combined annual production capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled products.

Gerdau Laisa S.A. — Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 100,000 tonnes of crude steel and 90,000 tonnes of rolled products.

Sipar Gerdau Inversiones S.A. — Sipar Gerdau Inversiones, through its operational subsidiary Sipar Aceros S.A has annual installed capacity of 450,000 tonnes of crude steel and 240,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. — This company is a long steel producer with annual installed capacity of 340,000 tonnes of crude steel and 573,000 tonnes of rolled steel.

Sizuca - Siderúrgica Zuliana, C. A. — In June 2007, Gerdau acquired Sizuca - Siderúrgica Zuliana, which is located in Ciudad Ojeda, Venezuela. Sizuca owns a mini mill that produces concrete reinforcement bars. Sizuca has an annual installed capacity of 250,000 tonnes of crude steel and 170,000 tonnes of rolled products. In March 2022, the Company sold 100% of its interest in the subsidiary Sizuca - Siderúrgica Zuliana C.A. The amounts involved in the transaction as well as the impacts on the 2022 financial statements are not considered material by the management of the Company.

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2021:

			INSTALLED CAPACITY
	LOCATION		(1,000 tonnes)
PLANTS			PIG
			IRON/
			SPONGE	CRUDE	ROLLED
	COUNTRY	STATE	IRON	STEEL	PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,592	7,261	7,266
Açonorte	Brazil	PE	—	265	242	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	180	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	160	140	EAF mini mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	936	1,520	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	600	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	420	—	EAF mini mill	Billet
Usiba	Brazil	BA	—	495*	397*	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Riograndense	Brazil	RS	—	450	495	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Caucaia	Brazil	CE	—		600	EAF mini mill, rolling mill	Billets, rebars and coil rebar
São Paulo	Brazil	SP	—	950	600	EAF mini mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	3,700	3,600	3,030	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC

NORTH AMERICA OPERATION			—	6,272	5,113

Mexico	Mexico		—	500	400	EAF mini mill, rolling mill	Rebar, merchant bars
Cambridge	Canada	ON	—	330*	246	EAF mini mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	965	562	EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	420	296	EAF mini mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	676	522	EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—	397	274	EAF mini mill, rolling mill	Special sections, merchant bars, rebar
St. Paul	USA	MN	—	408*	397*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	788	724	EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	298	255	EAF mini mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,395	1,338	EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	833	496	EAF mini mill, rolling mill	Merchant bars and beams
SOUTH AMERICA OPERATION				1,140	1,073
Uruguay	Uruguay	—	—	100	90	EAF mini mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—	450	240	EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400*	340	573	Blast Furnace, EAF mini mill, rolling mill	Rebar and merchant bars
Venezuela	Venezuela	—	—	250	170	EAF mini mill, rolling mill	Rebar
SPECIAL STEEL OPERATION				2,490	2,928
Pindamonhangaba	Brazil	SP	—	620	1,188	EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	340	264*	EAF mini mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	615	EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	500	500	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	280*	250*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	600	625	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
GERDAU TOTAL			4,592	17,163	16,380

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

Location of Gerdau’s mining operations

560000
590000
620000
650000
680000
Belo Horizonte
Gongo Soco
Várzea do Lopes
Miguel Burnier
Dom Bosco
Capital Estadual
Alvarás do DNPM
Quadrilátero Ferrífero
Altimetria (m)
1.590 - 2.050
1.390 - 1.580
1.260 - 1.380
1.110 - 1.250
1.060 - 1.100
978 - 1.050
906 - 977
801 - 905
761 - 800
481 - 760

The current and future iron ore production units encompass mainly open-pit mines, processing plants, waste and tailing piles, and logistics and operational support infrastructure.

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

The image below represents what the Company believes to be the location of the current and future iron ore production units and their main access routes:

Road
MRS Railway
Other Railways
Capital
City
Iron formation
Other Mining Rights
Pond and Dam
Steel Mill
Ore Shipment
Iron Formation Limit
Locations
Gerdau Steel
Gerdau
BELO HORIZONTE

Investment Programs

On February 24, 2021, the Company announced its capex projection for 2021 in the amount of R$ 3.5 billion. Disbursements made in 2021 totaled R$ 3.0 billion. With the worsening of the pandemic in the first half of 2021 and the difficulties caused by bottlenecks in some global supply chains, approximately R$ 500 million have not been disbursed.

On February 22, 2022, Gerdau S.A. approved its new investment plan in the amount of R$ 4.5 billion for 2022, which includes the amount deferred in 2021.

The investment plan is divided into two fronts: Maintenance and Expansion and Technological Updating.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants.

Meanwhile, Expansion and Technological Updating projects are related to the growth, technological updating and modernization of the business segments, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

Of the total planned for 2022, investments that return environmental benefits are expected to be more than R$ 800 million, which is 33% higher than the amount invested in 2021. These investments include expanding forest assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

The Company’s expenditures in its investment plan will be directly related to the safety of our operations and to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

Environmental Issues

Gerdau S.A is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2021, Gerdau S.A. invested R$ 637.54 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that can cause environmental damages. The Company’s Management conducts surveys periodically to identify areas potentially impacted and recorded as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 575,709 on December 31, 2021 (R$ 231,711 recognized as current liabilities and R$ 343,998 as non-current liabilities), R$ 297,094 on December 31, 2020 (R$ 125,992 recognized as current liabilities and R$ 171,102 as non-current liabilities) and R$ 112,308 on December 31, 2019 (R$ 60,913 recognized as current liabilities and R$ 51,395 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. See Note 20 - Environmental Liabilities.

On December 31, 2021, the updated present value of the total remaining Environmental Liabilities in Brazil amounted to R$ 261.9 million (R$ 141.7 million on December 31, 2020).

Gerdau Ameristeel and MacSteel estimated cleaning costs based on a review of the corrective activities estimated for each known contaminated location. The final costs associated with such corrective actions are recorded at their estimated present value of the total remaining costs on December 31, 2021 of R$ 313.8 million (R$ 155.4 million on December 31, 2020), which are accounted for as liabilities in our Consolidated Financial Statements.

Brazilian Environmental Legislation

The Company’s activities are subject to wide-sweeping Brazilian environmental legislation at the federal, state and municipal levels that encompass, among other aspects, the dumping of effluents, atmospheric emissions and the handling and final disposal of dangerous waste, as well as the obligation to obtain operating licenses for the installation and operation of potentially polluting activities.

Brazilian environmental legislation provides for the imposition of criminal and administrative liabilities on individuals and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a significant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

•

fines that at the administrative level could reach as high as R$ 50 million, and that could be influenced by the wrongdoer’s economic capacity and past record, as well as the severity of the facts and prior history, that could be potentially doubled or tripled in case of repead offenders;

•	suspension of or interference in the activities of the respective enterprise; and
•	loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

The application of environmental liability in criminal sphere depends on evidence of intent (intention) or fault (negligence and/or recklessness) and, is considered subjective. Therefore, individuals only would be prosecuted or convicted to the extent of their action, intention or fault. In the case of the administrative sphere, recent judicial precedents provide for subjective environmental liability as well, although most environmental agencies apply administrative environmental liability regardless of proof of intent or fault.

In the civil sphere, environmental damage results in joint and several liability as well as strict liability. This means that the obligation to repair the environmental damage may affect all those directly or indirectly involved, regardless of intent or fault. In this case, acknowledging the causal link between the action and the damage is enough to imputation of civil responsibility As a result, hiring of outsourced companies to intervene in its operations to perform services such as final disposal of solid waste does not exempt the Company from liability for any environmental damage that may occur.

Environmental legislation also provides for piercing the corporate veil, affecting shareholder assets, whenever the lack of solvency of a entity represents an impediment to recovery of environmental damages.

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

Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the significant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above.

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

In most cases that involve significant environmental impact, the licensing process includes the issuance of three licenses: Pre-License (LP), Installation License (LI) and Operational License (LO). These licenses are issued in accordance with each phase of project implementation, and maintaining their validity requires compliance with the requirements established by the environmental licensing agency. The failure to obtain an environmental license, regardless of whether or not the activity is actually harming the environment, is considered an environmental crime and an administrative infraction, and may subject the wrongdoer to administrative fines, at the federal level (subject to being doubled or tripled in the case of repeat violations), a Environmental legislation also provides for piercing the corporate veil, affecting shareholder assets, whenever the lack of solvency of an entity represents an impediment to recovery of environmental damages and the suspension of operations. The Operational License (LO) must be renewed periodically.

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

Sustainability Strategy

In 2019, the Company engaged in a review of materiality through which it determined the most significant material issues to guide our strategy and management initiatives and guide the way in which we communicate with our stakeholders and society in general. One of the issues identified as most significant was “Mitigation and adaptation to climate change”. Carbon emissions are a key issue in the debate on climate change and a sensitive point for the steel industry, given the level of emissions from its production facilities in relation to the industrial sector as a whole.

The Company defines its risk management guideline and procedure based on business analysis, including issues related to climate change and the ESG Scorecard indicators. Industry trends that can impact business in the short-, medium- and long-term, as well as environmental, social and governance factors, image and legislation are assessed.

The identified risk factors related to climate change are related to unexpected interruptions in the production capacity of the Company's main units and facilities that would increase production costs, reducing sales and earnings in the affected period. Risks such as:

●	Reduced availability of electricity arising from a period of water crisis: the production of crude steel is an electricity-consuming process, especially in steel mills that use electric arc furnaces. Electricity is an important component for the production of these units, as is natural gas, although to a lesser extent. Electricity cannot be replaced by another energy source in the Company's mills and rationing or interruptions in supply can affect the production of these units.
●	Fires or severe weather conditions: Unforeseen periods of drought can impair the performance of our forest areas, reducing the availability of the bio-reducer for our operating units that use this input; Floods can result in unforeseen periods of production stoppage, among others.
●	Water shortage resulting from a period of water crisis: Reduction of water withdrawal for the production process, leading to a reduction in production.

Such risks would increase production costs, reducing sales and earnings in the affected period as a result of unexpected events. As a consequence, the Company is susceptible to periods of stoppage or reduction of production in the steel mills, which may also occur in the future. Interruptions in production capacity may adversely affect Gerdau's productivity and operating results. In addition, any interruption in production capacity may require additional troubleshooting expenses which would impact the Company's cash flow. As a result, long business interruptions can also damage the Company's reputation and lead to the loss of customers, which can have a negative impact on business, results of operations and cash flows.

In 2021, the Company prepared the GHG inventory of all of its global industrial units (base year, 2020). The data has been audited by an outsourced company and action plans have been identified for the continuous improvement of the process. In 2021, the Company reported this data from its Brazil, United States and Canada units operations to the “Carbon Disclosure Project” Climate Change module of the CDP, a non-profit entity that compiles and reviews data on GHG and climate change, where it received the B score, a score higher than the regional average for South America and the sector, reinforcing the Company’s commitment to the sustainability of its operations, in line with the ESG criteria.

With the support of specialized consultants, we study the scenarios of productive and technological changes with the lowest effective carbon cost to define goals and guide our strategy. Consistent with this, the Company adopted the MACC “Marginal Cost Curve Abatement” and structured and published on February 1, 2022 the goal of reducing greenhouse gas emissions related to scope 1 and 2 by 2031, from 0.93 t of CO₂e per ton of steel produced to 0.83 t of CO₂e per ton of steel produced, a level that will leave us with a volume of emissions less than half the world average for the steel sector, which today is 1.89 t of CO₂e according to the World Steel Association.

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of greenhouse gas emissions. Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

●	73% of the steel we produce comes from recycling of ferrous scrap: Gerdau S.A. is the largest recycler in Latin America, transforming 11 million tonnes of scrap into steel. This enables us to save natural resources and reduce energy consumption and greenhouse gas emissions.
●	World’s largest charcoal producer: The Company has more than 250,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of greenhouse gases.
●	High gas reuse level: Currently, we are leaders in managing greenhouse gases and being renowned as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Our reduction from 0.93t CO2e / t steel (base year 2020) to 0.83t CO2e / t steel, by 2031, in scopes 1 and 2 prioritizes:

●	Greater energy and operational efficiency;
●	Higher use of scrap;
●	Expansion of our forestry base and renewable energy sources; and
●	Investment on new technologies and open innovation.

With this reduction, we are reaching a new level, at which the global steel industry would have to cut about 50% its current greenhouse gas emissions to reach it. In 2031, once we achieve this target, the Company will be in a further strategic position among the world’s most efficient steel producers in terms of greenhouse gas emissions.

The Company aims to be carbon neutral by 2050, for this, disruptive technologies are necessary in steel production, which are not yet economically and operationally feasible on an industrial scale. To contribute to this scenario, we continue to study and collaborate with diverse partners and entities in the sector to seek low carbon solutions.

Public policies and measures to reduce greenhouse gas emissions from industrial processes will also be necessary. Our efforts are also dedicated to clean and renewable energy solutions. The Company has already announced the construction of a solar complex in Brazil. Moreover, we will continue to streamline our production processes and invest in new energy matrices and open innovation.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2021 and 2020 and for each year in the three year period ended December 31, 2021, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

For a discussion of the Company’s financial condition and results of operations as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-14878), filed with the SEC on April 21, 2021. Such information is not incorporated by reference into this Annual Report.

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

In 2021, Brazilian GDP increased 4.7% (equivalent to US$ 8.6 trillion Nominal GDP) driven to services, industry and agribusiness sectors. Inflation, as measured by the IPCA index, was 10.1%. The average CDI rate in the year was 4.4%. The Brazilian real depreciated by 7% against the U.S. dollar, ending the year at R$ 5.58 to US$ 1.00.

In 2020, Brazilian GDP decreased 4.1% (equivalent to US$ 7.4 trillion Nominal GDP) mainly as a result of the COVID-19 pandemic. Inflation, as measured by the IPCA index, was 10.1%. The average CDI rate in the year was 2.75%. The Brazilian real depreciated by 29% against the U.S. dollar, ending the year at R$5.20 to US$1.00.

In 2019, Brazilian GDP increased by 1.1% (equivalent to US$ 1.9 trillion Nominal GDP). Inflation, as measured by the IPCA index, was 4.3%. The average CDI rate in the year was 4.4%. The Brazilian real depreciated by 4.0% against the U.S. dollar, ending the year at R$4.03 to US$1.00.

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

	2021		2020		2019
Actual GDP growth		4.7%		(4.1)%		1.1%
Inflation (IGP-M) (1)		17.8%		23.2%		7.3%
Inflation (IPCA) (2)		10.1%		4.5%		4.3%
CDI rate (3)		4.4%		2.8%		4.4%
6-month LIBOR		0.34%		0.2%		1.9%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		6.88%		29.0%		4.0%
Foreign exchange rate at end of year — US$ 1.00	R$	5.5805	R$	5.1967	R$	4.0307
Average foreign exchange rate — US$ 1.00 (4)	R$	5.3950	R$	5.1578	R$	3.9461

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

In 2021, according to the IMF (International Monetary Fund) the U.S. Real GDP increased by 10.0%. Inflation, as measured by the CPI, was 7%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

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

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2021	2020	2019
Actual Real GDP growth (1)	10.0%	(2.3)%	2.3%
Inflation (CPI) (2)	7%	1.4%	1.4%
Fed Funds (3)	0.25%	0.25%	1.8%

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

Impact of Fluctuations in Exchange Rates

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

International steel prices have experienced ups and downs throughout the last several years. From 2017 until 2021, the Turkish Rebar average price (the measure most used in the market, since the turmoil in the world economy after the 2008 crisis, when CIS prices skyrocketed to US$ 1,205), was US$ 476 in 2017, US$ 535 in 2018 then US$ 450 in 2019. In 2021, the year’s average price was substantially higher compared to 2020, going to US$ 682 from US$ 445, following the increase in the cost of raw materials and the growth of consumption.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2021, exports were 13% lower than 2020, going from 825 to 714 million tonnes, which represented 12.4% of total shipments from Brazil operations. Export revenue totaled R$ 2,933 million in 2021 (R$ 2,018 million in 2020).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 57.3% of production costs in 2021, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 11.2%. Personnel totaled 14.8% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 8.2% of total production costs. The table below presents the production costs breakdown by business segment:

Production Costs Breakdown in 2021, 2020 and 2019 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment			Special Steel Business Segment
% of costs	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Personnel	14.8	18.9	17.8	14.6	17.3	18.1	13.9	17.9	17.9	9.3	13.1	10.8	19.9	26.8	20.1
Maintenance	5.2	6.4	6.5	4.9	5.8	6.0	5.9	7.6	8.0	3.5	4.3	3.9	4.9	5.5	5.5
Depreciation	3.2	4.6	4.2	5.1	6.1	5.8	1.8	3.1	2.9	1.4	2.7	2.0	3.8	6.2	5.0
Metallic Inputs	57.3	44.6	44	45.2	32.4	28.2	65.5	53.5	52.2	75	62.1	69.1	52.6	38.6	45.3
Energy and Reducing Agents	11.2	14.3	16	21.8	28.0	31.8	4.9	6.1	6.6	6.6	11.0	8.6	8.6	9.8	9.4
Specific Materials	8.2	11.2	10.5	8.5	10.4	10.1	8.0	11.8	12.5	4.2	6.8	5.7	10.2	13.1	14.7

Significant events affecting financial performance during 2021 and 2020

According to the World Steel Association (worldsteel), steel production came to 1.9 billion tonnes in 2021, up 3.7% from 2020. The highlight was the Americas, where Gerdau’s operations are located, which reported growth of over 15% in 2021 compared to 2020. In this scenario, Gerdau produced 13.3 million tonnes of steel in 2021, up 9% from the previous year. Gerdau’s shipments reached 12.7 million tonnes, generating net sales of R$ 78.3 billion, 79% higher than in 2020. The Company’s intense focus on operating efficiency translated into a strong net income of R$ 15.6 billion in 2021.

In 2021, shipments to the industrial sector registered excellent performances in the agriculture, energy, machinery and highway equipment, capital goods and yellow line sectors, which benefited from demand in the domestic market, the location of the supplier base and opportunities in the export market given foreign exchange rates. Meanwhile, the infrastructure sector presented a positive scenario. Note that at end-2021, the Construction Industry Confidence Index (FGV) reached 96.7 points, up from 95.3 points in November. In North America, demand from the non-residential construction and industrial sectors remained at suitable levels. According to US Census Bureau, total investments in construction (CPIP- Construction Put-in-Place) grew by 10.6% in 2021, to US$ 1.6 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 52 points in December 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 59 points in December 2021 (near the 10-year record). In South America, steel production and shipments grew in 2021 compared to 2020, led by the good performance of the construction sector, which recovered to ideal levels in all countries of the sector. At last, Special Steel Business Operation, in Brazil, the heavy vehicle sector in 2021 registered its best performance since 2012. According to ANFAVEA, heavy vehicle production grew 74.6% in the year of 2021 compared with 2020, driven by robust activity in the construction, agribusiness and machinery and equipment sectors. In the United States and Canada, the oil and gas industry staged a recovery, with the total number of operating rigs in the U.S. reaching 604 on average in 2021, compared to 523 in 2020, according to Baker Hughes U.S. Rotary Rig Counts.

COVID-19 Pandemic – As mentioned before, 2020 was marked by the economic impacts caused by the novel coronavirus (COVID-19) pandemic. This unprecedented situation imposed constraints on many sectors of the economy, which suspended production, shipments, sales and services, etc.

As of the second half of March 2020, the COVID-19 pandemic affected the performance of the Company’s Business Segments in terms of steel production and shipments, which resulted in the interruption of production in some steel mills. We gave priority to serving our clients, despite the production stoppages. In the Brazil BD, the mini mills resumed production during April and Blast Furnace 2 at the Ouro Branco Mill resumed production in July. In the North America BD, the mills continued to operate normally, with production levels gradually adjusting to the demand observed in the industry. The construction industry continues to show healthy demand. In the Special Steel BD, in Brazil and the United States, some of the various mini mills and rolling mills carried out scheduled stoppages, given the level of inventories and demand of each client. The automotive industries in the two countries adopted forced vacations during a certain period and have been gradually resuming their operations. In the South America BD, the operations continue with production levels gradually adjusting to the demand observed in the industry.

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.4 billion (equivalent to R$ 7.8 billion as of December 31, 2021) (designated as hedges) is recognized in the Statement of Comprehensive Income.

A.Results of Operations

The following presentation of the Company’s operating results for the years ended on December 31, 2021 and 2020 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2021 compared with year ended December 31, 2020.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the year ended on
	December 31, 2021	Vertical Analysis 2021	December 31, 2020	Vertical Analysis 2020	Horizontal Analysis 2021x2020
NET SALES	78,345,081	100.00%	43,814,661	100.00%	78.8%

Cost of sales	(57,527,721)	(73.43)%	(37,884,102)	(86.46)%	51.9%

GROSS PROFIT	20,817,360	26.57%	5,930,559	13.54%	251.0%

Selling expenses	(715,830)	(0.91)%	(512,950)	(1.17)%	39.6%
General and administrative expenses	(1,390,121)	(1.77)%	(1,017,435)	(2.32)%	36.6%
Other operating income	979,760	1.25%	1,763,684	4.03%	(44.4)%
Other operating expenses	(460,029)	(0.59)%	(645,985)	(1.47)%	(28.8)%
Eletrobras compulsory loan recovery	1,391,280	1.78%	—	—	—
Results in operations with subsidiary and joint ventures	(162,913)	(0.21)%	—	—	—
Impairment of financial assets	357	0.00%	(64,132)	(0.15)%	(100.6)%
Impairment of non-financial assets	—	—	(411,925)	(0.94)%	—
Equity in earnings of unconsolidated companies	563,158	72%	152,569	0.35%	269.1%

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	21,023,022	26.83%	5,194,385	11.86%	304.7%

Financial income	249.024	0.32%	194,092	0.44%	28.3%
Financial expenses	(1,433,087)	(1.83)%	(1,448,461)	(3.31)%	(1.1)%
Bonds repurchase expenses	(264,687)	(0.34)%	(239,273)	(0.55)%	10.6%
Tax credits monetary update	788,741	1.01%	—	—	—
Exchange variations, net	(108,373)	(0.14)%	(204,291)	(0.47)%	(47.0)%
Gain and losses on financial instruments, net	17,928	0.02%	(774)	0.00%	(2,416.3)%

INCOME BEFORE TAXES	20,272,568	25.88%	3,495,678	7.98%	479.9%

Current	(4,306,223)	(5.50)%	(908,051)	(2.07)%	374.2%
Deferred	(407,407)	(0.52)%	(199,573)	(0.46)%	104.1%
Income and social contribution taxes	(4,713,630)	(6.02)%	(1,107,624)	(2.53)%	325.6%

NET INCOME	15,558,938	19.86%	2,388,054	5.45%	551.5%

			Year ended
			December 31,
			2021 compared
	Year ended	Year ended	with year ended
Net sales by Segment	December 31,	December 31,	December 31,
(R$million)	2021	2020	2020
Brazil	34,758	17,753	96.8%
North America	27,838	17,458	59.5%
South America	6,857	3,832	79.0%
Special Steel	10,980	6,096	80.1%
Eliminations among companies	(2,088)	(1,324)	—
Total	78,345	43,815	78.8%

In 2021, net sales came to R$ 78.3 billion, up 79% from 2020, which were R$ 43.8 billion, reflecting the global upcycle in commodity prices, as well as the higher volumes sold. The volumes in 2021 increased 11% compared to 2020, where 12.7 million tonnes were sold and in 2020 11.5 million tonnes were sold. Another factor that contributed to the trend was the 5% depreciation in the Brazilian real against the U.S. dollar, which was reflected in our sales in the various geographies where we operate, especially in the North America BD, as well as in our exports from Brazil. Both the construction and industry sectors, when the company operates, experienced growth compared to the year 2020.

In the Brazil Business Segment net sales registered R$ 34.7 billion, a growth of 96%, practically twice the net sales reported in 2020, which were R$ 17.7 billion. The result was due to increase in volume of sales, which were 5.7 million tonnes in 2021 and 5.2 million tonnes in 2020. The sales in domestic market for construction sector and industry, mainly for heavy vehicles and increases on prices were the main factors for the net sales results.

In the North America Business Segment, net sales were R$ 27.8 billion, increased 59% compared to 2020 which were R$ 17.5 billion, mainly due to the substantial variation in the metals spread (above 75%) and the 5% appreciation in the average U.S. dollar against Brazilian real in the period. The sales in 2021 were 4.5 million tonnes, 3% higher than 2020, which were 4.3 million tonnes.

In the South America Business Segment, net sales were R$ 6.9 billion, compared to R$ 3.8 billion in 2020, an increase of 82% in the period due to increase in volume of sales and the effects of exchange rate variation that increased amounts converted into R$. The sales in 2021 had an increase in sales volume of 30% when compared to 2020, in which the segment sold 1.3 million tonnes in 2021 and 1.0 million tonnes in 2020. Cost of goods sold rose 77% from 2020, reflecting the 67% increase in the scrap price in the period.

In the Special Steel Business Segment, net sales were R$ 11.0 billion while in 2020 were R$ 6.1 billion, an increase of 80% in 2021 compared to 2020, reflecting an increase in volume of sales in the period, especially for heavy vehicles, which consume 10 times more steel than light vehicles. The total volume sold was 1.7 million tonnes in 2021 and 1.3 million tonnes in 2020, an increase of 31% in 2021 compared to the year of 2020.

Cost of goods sold and Gross Profit

				Year ended
				December 31,
				2021 compared
				with year ended
		Year ended December 31, 2021		December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2021	2020	2020
Brazil	Net sales (R$million)	34,758	17,753	95.8%
	Cost of goods sold (R$million)	(22,496)	(14,180)	58.6%
	Gross profit (R$million)	12,262	3,573	243.2%
	Gross margin (%)**	35.3%	20.1%
North America	Net sales (R$million)	27,838	17,458	59.5%
	Cost of goods sold (R$million)	(22,417)	(16,213)	38.3%
	Gross profit (R$million)	5,421	1,246	335.1%
	Gross margin (%)**	19.5%	7.1%
South America	Net sales (R$million)	6,857	3,831	79.0%
	Cost of goods sold (R$million)	(5,333)	(3,015)	76.9%
	Gross profit (R$million)	1,524	816	86.8%
	Gross margin (%)**	22.2%	21.3%
Special Steel	Net sales (R$million)	10,980	6,096	80.1%
	Cost of goods sold (R$million)	(9,427)	(5,795)	62.7%
	Gross profit (R$million)	1,553	302	414.2%
	Gross margin (%)**	14.1%	5.0%
Eliminations among companies	Net sales (R$million)	(2,088)	(1,323)
	Cost of goods sold (R$million)	2,145	1,319
	Gross profit (R$million)	57	(6)
Total	Net sales (R$million)	78,345	43,815	78.8%
	Cost of goods sold (R$million)	(57,528)	(37,884)	51.9%
	Gross profit (R$million)	20,817	5,931	251.0%
	Gross margin (%)**	26.6%	13.5%

In 2021, cost of goods sold increased 52% in comparison with 2020, to R$ 57.5 billion, driven by increases in the costs of key raw materials used by the Company, notably the 140% increase in iron ore prices and the 69% increase in scrap prices. Increases in raw materials directly impact production in the integrated route, mainly iron ore. To mini mills production, the impact is based on scrap.

In the Brazil Segment, cost of goods sold increased 56% compared to 2020, reflecting the sharp rise in raw material costs, such as the price increases of 162% in iron ore and 86% in scrap.

In the North America Segment, cost of goods sold increased in 2021 compared to 2020, due to the 65% increase in the scrap price.

In the South America Segment, cost of sales rose 77% from 2020, reflecting the 67% increase in the scrap price in the period.

In the Special Steel Segment, cost of goods sold increased 67%, affected by the higher prices of the key raw materials used to make special steels. The scrap price increased by 45% in 2021 compared to 2020.

Selling, General and Administrative Expenses

			Year ended
			December 31,
			2021
			compared with
			year ended
Operating Expenses(*)			December 31,
(R$million)	2021	2020	2020
Selling expenses	716	513	39.6%
General and administrative expenses	1,390	1,017	36.7%
Total	2,106	1,530	37.7%
Net sales	78,345	43,815	78.8%
% net sales	2.7%	3.5%

(*)	The information does not include data from joint ventures and associate companies.

Over the last two years, the Company has been working to optimize its management of expenses and to reduce them as a ratio of revenue. Every year the other operating income and other operating expenses are evaluated to maintain low percentages in relation to net income.

Eletrobras compulsory loan recovery

The Company obtained final favorable and unappealable decisions on the merit of Eletrobras compulsory loan, which combined with judicial deposit/payment made by Eletrobras of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, implied the recognition by the Company, in 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses.

Operating Income before Financial Result and Taxes

Operating income before financial result and taxes was R$ 21,023 million in 2021, compared to income of R$ 5,194 million in 2020. This increase was mainly attributable to the increase in net sales in amounts higher than the increase in cost of sales, which resulted in a higher gross profit and a higher Operating income before financial result and taxes.

			Year ended
			December 31,
			2021 compared
			with year ended
Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net			December 31,
(R$million)	2021	2020	2020
Financial income	249	194	28.3%
Financial expenses	(1,433)	(1,448)	(1.1)%
Bonds repurchase expenses	(265)	(239)	10.7%
Tax Credits Monetary update	789
Exchange variation, net	(108)	(204)	(47.0)%
Gains and losses on derivatives, net	18	(0.8)	(2,416.3)%
Total	(750)	(1,699)	(55.8)%

In 2021, the net financial expense was reduced mainly due to the recognition of monetary update on tax credits as a result of favorable decisions on lawsuits during the year. In addition, as part of the Company’s liability management strategy, the Company reduced its financial expenses as a result of reduction in the gross debt and also increased financial income as result of higher interests obtained in its short-term investments.

Income and Social Contribution Taxes

Income tax and social contribution expense of R$ 4,714 million was recognized in 2021 compared to an expense of R$ 1,108 million in 2020. The increase in the expense amount in the income and social contribution taxes of 2021 when compared to 2020 is mainly related to the significant increase in the income before taxes in 2021, which resulted in a higher income tax and social contribution expense. In addition, increase in profits in countries with higher income tax rates also contributed to the increase in this expense.

Net Income

Net income of R$ 15.6 billion in 2021 was 552% higher than 2020, mainly related to increase in sales volumes and pricing.

B.	Liquidity and Capital Resources

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the year ended on		Horizontal analysis
	December 31, 2021	December 31, 2020	2021x2020
Cash flows from operating activities
Net income for the year	15,558,938	2,388,054	551.5%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,658,561	2,499,104	6.4%
Impairment of non-financial assets	—	411,925	—
Equity in earnings of unconsolidated companies	(563,158)	(152,569)	269.1%
Exchange variation, net	108,373	204,291	(47.0)%
Losses (Gains) on financial instruments, net	(17,928)	774	(2,416.8)%
Post-employment benefits	255,477	203,689	25.4%
Long-term incentive plans	65,289	62,801	4.0%
Income tax	4,713,630	1,107,624	325.6%
(Gains) Losses on disposal of property, plant and equipment, net	(77,417)	(18,482)	318.9%
Results in operations with subsidiary and joint ventures	162,913	—	—
Impairment of financial assets	(357)	64,132	(100.6)%
Provision (reversal) of tax, civil, labor and environmental liabilities, net	125,641	477,518	(73.7)%
Tax credits recovery	(1,182,082)	(1,358,744)	(13.0)%
Interest income on short-term investments	(170,671)	(99,359)	71.8%
Interest expense on loans	1,059,841	1,022,460	3.7%
Interest on loans with related parties	(6,089)	(8,277)	(26.4)%
Reversal of net realisable value adjustment in inventory	(2,812)	(40,697)	(93.1)%
	22,688,149	6,764,244	235.4%
Changes in assets and liabilities
Increase in trade accounts receivable	(1,614,047)	(527,722)	205.9%
Increase in inventories	(7,704,329)	(428,263)	1699.0%
Increase in trade accounts payable	2,534,329	1,014,800	149.7%
Increase in other receivables	290,658	369,076	(21.2)%
(Decrease) Increase in other payables	(317,658)	182,934	(273.6)%
Dividends from joint ventures	117,438	94,937	23.7%
Purchases of short-term investments	(3,010,084)	(3,224,158)	(6.6)%
Proceeds from maturities and sales of short-term investments	3,595,212	3,924,799	(8.4)%
Cash provided by operating activities	16,579,668	8,170,647	102.9%

Interest paid on loans and financing	(1,100,826)	(1,079,981)	(1.9)%
Interest paid on lease liabilities	(68,789)	(61,727)	11.4%
Income and social contribution taxes paid	(2,893,120)	(621,033)	365.9%
Net cash provided by operating activities	12,516,933	6,407,906	95.3%

Cash flows from investing activities
Purchases of property, plant and equipment	(3,026,023)	(1,650,778)	83.3%
Proceeds from sales of property, plant and equipment, investments and other intangibles	82,635	61,275	34.9%
Purchases of other intangibles	(166,310)	(154,250)	7.8%
Capital decrease (increase) in joint venture	113,595	(42,782)	(365.5)%
Payment for business combination	—	(442,542)	—
Net cash used in investing activities	(2,996,103)	(2,229,077)	34.4%

Cash flows from financing activities
Dividends and interest on capital paid	(5,339,426)	(274,815)	1,842.9%
Proceeds from loans and financing	609,703	3,120,745	(80.5)%
Repayment of loans and financing	(5,116,621)	(5,084,028)	0.6%
Leasing payment	(275,854)	(247,914)	11.3%
Intercompany loans, net	139,556	(7,777)	(1,894.5)%
Net cash used in financing activities	(9,982,642)	(2,493,789)	300.3%

Exchange variation on cash and cash equivalents	5,262	290,512	(98.2)%
(Decrease) Increase in cash and cash equivalents	(456,550)	1,975,552	(123.1)%
Cash and cash equivalents at beginning of year	4,617,204	2,641,652	74.8%
Cash and cash equivalents at end of year	4,160,654	4,617,204	(9.9)%

Net cash provided by operating activities

In 2021, net cash from operating activities increased 95.3% compared to 2020, due to improvements in the business environment, which resulted in increases in net income and as a consequence increases in operating cash generation, even considering a significant cash consumption through inventory acquisitions to better meet the increased demand of products.

Cash conversion cycle

In December 2021, the cash conversion cycle was 60 days compared to 49 days in December 2020. This increase was mainly related to a higher amount of inventories, which was increased to better meet demand of the Company’s products. In addition, accounts receivable and accounts payable already increased due to the business environment of the year.

Net cash used in investing activities

Net cash used in investing activities increased 34.4% in 2021 when compared to 2020, mainly due to increase in investment in property, plant and equipment.

Net cash used in financing activities

Net cash used in financing activities increased 300.3% in 2021, when compared to 2020, mainly due to payments of dividends and interest on capital as a result of increase in net income in 2021.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (of the last three months as of the date presented), multiplied by 90.

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2021 and 2020 (in thousands of Brazilian reais):

	2021	2020
SHORT-TERM:	1,766,493	1,431,506
Total short-term debt	234,537	1,424,043
Debentures	1,531,956	7,463

LONG-TERM:	12,273,200	16,083,845

Total long-term debt	10,875,249	13,188,891
Debentures	1,397,951	2,894,954

TOTAL DEBT:	14,039,693	17,515,351
Total cash and cash equivalents and short-term investments	6,786,866	7,658,347
In R$	3,064,471	4,345,415
Companies abroad	3,722,395	3,312,925

NET DEBT(1)	7,252,827	9,857,004
(1)	The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 14,040 million and R$ 17,515 million for years ended December 31, 2021 and 2020, respectively. As of December, 2021, 13% of total gross debt was presented in short-term and 87% in long-term and in terms of gross debt taken by currency, 75% is in U.S. dollar, 24% in Brazilian real and 1% in other currencies.

At the end of December 2021, the nominal weighted average cost of gross debt was 6.58%, or 9.78% for the portion denominated in Brazilian real, 5.85% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.96% for the portion contracted by subsidiaries abroad. On December 31, 2021, the average gross debt term was 8.3 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gerdau S.A. Consolidated
Long-Term Amortization	(R$thousands)
2022	1,502,970
2023	2,707,284
2024	1,813,225
2025	684,422
2026 and After	9,377,944
Total	16,083,845

Financial Agreements

Below are the material financial agreements outstanding at year end 2021:

Bonds

The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc. Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. During the 4th quarter of 2021, the Company repurchased Bonds, maturing in 2023, 2024 and 2027, in the total principal amount of US$ 395.8 million. On December 31, 2021, the outstanding balance of these bonds was as follows:

			Interest Payment		Initial Amount	Outstanding
Bond	Issuance Date	Maturity	Months	Coupon	(US$ million)	Balance (USD)
2023	April 15th, 2013	April 15th, 2023	April & October	4.750%	750	US$ 197 (R$ 1,098)
2024	April 29th, 2014	April 29th, 2024	April & October	5.893%	1,166	US$ 158 (R$ 886)
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650	US$ 499 (R$ 2,784)
2030	November 21st, 2019	January 21st, 2030	January & July	4.250%	500	US$ 498 (R$ 2,779)
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500	US$ 500 (R$ 2,790)
					TOTAL	US$ 1,852
					TOTAL	R$ 10,337

Debenture

The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2021, the outstanding balance of these debentures was as follows:

						Outstanding
			Interest Payment			Principal (BRL
Debenture	Issuance Date	Due Date	Months	Coupon	Initial Amount	million)
2022	November 9th, 2018	November 21st, 2022	May & November	106.5% CDI	1,500	1,500
2023	April 25th, 2019	May 6th, 2023	May & November	105.5% CDI	600	600
2026	April 25th, 2019	May 6th, 2026	May & November	107.25% CDI	800	800
					TOTAL	2,900

Working Capital Loans

The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 the raising of working capital funding denominated in BRL. Throughout 2021 Gerdau Açominas S.A. pre-paid R$ 775 million of such loans. On December 31, 2021, the outstanding balance of these loans was R$ 400 million.

Credit Lines

In 2019, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total committed amount of US$ 800 million (equivalent to R$ 4.46 billion) and final maturity on October 2024. On December 31, 2021, the outstanding loans under this line totaled US$ 85 million (R$ 474 million).

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

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2021	2020	2021	2020	2021	2020
Swap of interest rate

Maturity in 2022	buyed in US$	US$5.3 milion	US$9.9 milion	3,246	—	—	(971)

Total fair value of financial instruments				3,246	—	—	(971)

Fair value of derivatives	2021	2020
Current assets	3,246	—
	3,246	—
Fair value of derivatives
Current liabilities	—	971
	—	971

Net Income	2021	2020
Gains on financial instruments	28,349	858
Losses on financial instruments	(10,421)	(1,632)
	17,928	(774)
Other comprehensive income
Gains (Losses) on financial instruments	1,907	(1,972)
	1,907	(1,972)

Capital Expenditures

2021 – Capital Expenditures

In fiscal year 2021, capital expenditure on fixed assets was R$ 3.0 billion. Of this amount, 53% was allocated to operations in Brazil and the remaining 47% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 1.608 million was invested in this operation for capital expenditures.

North America — this business segment spent R$ 714.6 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment.

South America Segment — the South American units spent R$ 112.3 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 540.0 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment.

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

According to the World Steel Association (worldsteel), steel production came to 1.9 billion tonnes in 2021, up 3.7% from 2020. The highlight was the Americas, where Gerdau’s operations are located, which reported growth of over 15% in 2021 compared to 2020. In this scenario, Gerdau produced 13.3 million tonnes of steel in 2021, up 9% from the previous year. Gerdau’s shipments reached 12.7 million tonnes, generating net sales of R$ 78.3 billion, 79% higher than in 2020. The Company’s intense focus on operating efficiency translated into a net income of R$ 15.6 billion in 2021.

In 2021, shipments increased in the sectors of agriculture, energy, machinery and highway equipment, capital goods and yellow line, which benefited from demand in the domestic market, the location of the supplier base and opportunities in the export market given foreign exchange rates, when compared to 2020. Meanwhile, the infrastructure segment presented a positive scenario. Note that at the end of 2021, the Construction Industry Confidence Index (FGV) reached 96.7 points, up from 95.3 points in November 2021. In North America, demand from the non-residential construction and industrial sectors remained at stable levels. According to US Census Bureau, total investments in construction (CPIP) reached US$ 1.6 trillion in 2021, which represents an increase of 10.6%, when compared to 2020. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 52 points in December 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 59 points in December 2021 (near the 10-year record). In South America, steel production and shipments grew in 2021 compared to 2020, led by the performance level of the construction sector, which improved in all countries of the segment. At last, Special Steel Business Operation, in Brazil, the heavy vehicle segment in 2021 registered its best performance since 2012. According to ANFAVEA, heavy vehicle production grew 74.6%, driven by robust activity in the construction, agribusiness and machinery and equipment sectors. In the United States and Canada, the oil and gas industry staged a recovery, with the so-called rig counts reaching 604 on average in 2021, compared to 523 in 2020.

We believe that the scenario for 2022 remains positive for the construction sector in the Americas. Specifically in Brazil, the expectation is for infrastructure projects to intensify over the year marked by presidential elections. There are projects in basic sanitation, rail and energy, including for wind power, which uses steel intensively in both generation and distribution. In the United States, the outlook is for strong economic growth in 2022 and for an infrastructure investment package that should accelerate construction activity over the coming years. For the automotive industry, the prospects are good for the light vehicle market due to the gradual recovery in semiconductor inventories.

The Company continues to invest in its operations and to develop projects that can create value, such as Gerdau Next, the new business arm that offers solutions in construction, sustainability, mobility, digital sales, etc., that is absorbing opportunities in an ever more dynamic market.

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

E.	CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those that require ‘management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of estimates and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on estimates and assumptions derived from historical experience and various other factors that it deems reasonable and significant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions.

In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, the Company presents below the subjects that demand critical accounting estimates:

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

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 240,231 as of December 31, 2021 (R$ 764,845 as of December 31, 2020), which do not have an expiration date. The subsidiaries abroad had R$ 1,256,438 as of December 31, 2021 (R$ 1,180,067 as of December 31, 2020) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 1,285,373 as of December 31, 2021 (R$ 1,623,459 as of December 31, 2020), which expire at various dates between 2022 and 2040. Quantitative information regarding Deferred income and social contribution taxes booked as well as tax assets not booked due to the lack of expectation to use are presented in Note 8 of the Consolidated Financial Statements contained herein.

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2021 and 2020, respectively:

	2021
	Brazilian Plan	North America Plan
Average discount rate	8.82%	2.80% -2.90%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2021
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2021
Rate of rotation	Null	Based on age and/or the service

	2020
	Brazilian Plan	North America Plan
Average discount rate	6.56%	2.25% - 2.50%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2020
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2020
Rate of rotation	Null	Based on age and/or the service

Quantitative information regarding pension and post-retirement benefits amounts recognized are presented in Note 21 of the Consolidated Financial Statements contained herein.

Provisions

The significant judgment is related to recognition and measurement of provisions. The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. The table below informs amounts of tax, labor and civil provisions:

	2021	2020
a) Tax provisions	1,270,473	706,104
b) Labor provisions	435,803	428,821
c) Civil provisions	34,750	37,586
	1,741,026	1,172,511

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, tax uncertainties related to income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

Quantitative information regarding provisions for tax, civil and labor liabilities are presented in Note 19 of the Consolidated Financial Statements contained herein.

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

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as current liabilities and non-current liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.The Company is compliant with all the applicable environmental regulations in the countries where they operate.

The balances of environmental provisions are as follows:

	2021	2020
Provision for environmental liabilities	575,709	297,094
Current	231,711	125,992
Non-current	343,998	171,102

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

The Company performs goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans and long-term economic-financial forecasts. Although the projections made by the Company already provide a challenging scenario, events manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2021 test were: a) North America: 3% (3% in December 2020); b) Special Steel: 3% (3% in December 2020); c) South America: 3% (3% in December 2020); and d) Brazil: 3% (3% in December 2020).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 9.50% (8.25% in December 2020); b) Special Steel: 10.50% (8.75% in December 2020); c) South America: 15.00% (11.25% in December 2020); and d) Brazil 11.25%: (9.75% in December 2020).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 5,769 million (R$ 6,202 million in 2020); b) Special Steel: R$ 4,238 million (R$ 2,509 million in 2020); c) South America: R$ 2,248 million (R$ 4,141 million in 2020); and d) Brazil: R$ 8,994 million (R$ 13,424 million in 2020).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows. An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,337 million (R$ 4,589 million in 2020); b) Special Steel: R$ 3,301 million (R$ 1,568 million in 2020); c) South America: R$ 2,057 million (R$ 3,757 million in 2020); and d) Brazil: R$ 7,582 million (R$ 11,348 million in 2020). On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,679 million (R$ 4,914 million in 2019); b) Special Steel: R$ 3,545 million (R$ 1,754 million in 2020); c) South America: R$ 2,135 million (R$ 3,867 million in 2020); and d) Brazil: R$ 7,962 million (R$ 11,809 million in 2020).

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2021.

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

Augusto Brauna Pinheiro

Cláudia Sender Ramirez

Fernando Fontes Iunes

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO)  and Investor Relations Officer:

Rafael Dorneles Japur (as from January 1st, 2022)

Officers:

Cesar Obino da Rosa Peres

Fabio Eduardo de Pieri Spina

Fladimir Batista Lopes Gauto

Hermenio Pinto Gonçalves

Marcos Eduardo Faraco Wahrhaftig

Mauro de Paula

Wendel Gomes da Silva

(1)	Harley Lorentz Scardoelli left his executive positions held at Gerdau S.A and Metalúrgica Gerdau S.A., as a consequence of his retirement on December 31, 2021 (see item 8.B, “Significant Changes”, below).

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Degree in Law from Unisinos in 1995 and holds an MBA in Marketing and Finance from the Kellogg School of Management, Illinois, USA.

•  Experience: Has more than 36 years of experience at Gerdau and has held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (Apr/2014 to Dec/2017). He was Vice Chairman of the Board of Directors of Gerdau S.A. and Vice Chairman of the Metallurgical Board of Directors Gerdau S.A., a publicly traded company, holding company of Gerdau S.A. (Jan/2018 to Apr/2020). Currently is (i) Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of Gerdau Previdência (private social security), (iv) Board Member of the Gerdau Institute and (v) Board member of IEDI - Institute for Studies in Industrial Development.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

•  Education: Degree in Business Administration from the Pontifíca Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Experience: Has more than 36 years of experience at Gerdau and held the position of Chief Executive Officer (CEO) (jan/2007 to dec/2017). He was President of the Worldsteel Association (2018/2019). Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees, (ii) Vice Chairman of the Board of Directors and Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A., (iii) Board member of the Executive Committee of the Worldsteel association, (iv) Board Member of Directors of Instituto Aço Brasil (Brazilian Steel Institute), (v) Board Member of Alacero (Latin American Steel Association), (vi) Vice Chairman of the Federation of Industries of São Paulo – FIESP, (vii) Vice Chairman of the Federation of Industries of Rio Grande do Sul – FIERGS and (viii) Board Member of Transforma RS.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Experience: He has worked at Gerdau for 39 years and held the position of Chief Operating Officer (COO) (jan/2017 to aug/2012). In December 2017, he left his executive position at Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (apr/2015 to apr/2020), and Board Chairman of Metallúrgica Gerdau SA (apr/2016 to apr/2020), a listed company, holding company of Gerdau S.A. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors and Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A.

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

•  Experience: He has worked at Gerdau for 17 years. In the last 5 years, he has been an (i) Executive Officer of Gerdau Long and Flat Steel Brazil, (ii) Industrial Officer of Gerdau India, (iii) Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute) and “Juntos Somos Mais”.

AUGUSTO BRAUNA PINHEIRO (born in 1962)

•  Education: Graduated in Civil Engineering from Universidade Federal da Bahia (UFBA), 1984. General Training Course for Senior Executives from Universidade de São Paulo (USP), 1996.

•   Experience: Worked for 30 years at Banco do Brasil (1982 to 2012), and since 1992 in the International Division, responsible for the areas of Capital Markets, Structured Trade Finance Operations and Correspondent Banking. Worked as General Manager of BB London, United Kingdom (1998/2003). Statutory Managing Director of BB's International Division and Member of the Board of Directors of Brazilian American Merchant Bank (BAMB), BB Leasing International USA, BB Securities UK, Banco do Brasil Securities Ltd USA, SBCE-Seguradora Brasileira de Crédito à Exportação, Conselho Fiscal of Banco do Brasil AG Vienna and the Conselho Fiscal of Brasilprev (2003 to 2008). General Manager, in New York, responsible for the implementation of a retail bank for residents in that country (2008 to 2011). Returned to Brazil in 2011 appointed as Chief Investment Officer at Brasilprev. In August 2012 retired from Banco do Brasil and hired as CFO of the São Martinho Group (sugar and ethanol). Member of the Steering Committee of Sabemi - Seguros e Serviços Financeiros in Porto Alegre (RS) (2015 to 2018) and full member of the Board of Directors of Paranapanema S / A, as well as Coordinator of the HR and Sustainability Committee (2016 to 2020). Currently is (i)

Board Member of Gerdau S.A. and (ii) Board Member of Metalurgica Gerdau S.A., a listed company, holding company of Gerdau S.A.

CLÁUDIA SENDER RAMIREZ (born in 1976)

•  Education: Degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

•  Experience: Participated in Latam Airlines Brasil (Dec/2011 to Jun/2019). For the last 5 years, she served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Currently is (i) Board Member of Gerdau S.A., (ii) Board Member of Metalurgica Gerdau S.A., a listed company, holding company of Gerdau S.A., (iii) Board Member of Embraer S.A., (iv) Board Member of Holcim (Switzerland) and (v) Board Member of Telefonica (Spain). Also serves on the boards of NGOs such as: Amigos do Bem, Hospital Israelita Albert Einstein e Gastromotiva.

FERNANDO FONTES IUNES (born in 1962)

•  Education: Degree in Civil Engineering from the Faculdade de Engenharia da Universidade Mackenzie and obtained the title of MS and PhD from the University of London (UK).

•  Experience: He was Partner and Executive Director, responsible for the Global Investment Banking of Banco Itaú BBA SA (2010 to 2015), during which helped to establish a leading platform for Investment Banking in Latin America, with operations in Brazil, Argentina, Chile, Colombia, Peru and Mexico. Previously he held various positions in Banco Itaú BBA S.A., in Brazil and in the U.S.  During that period, he participated in some of the largest and most important capital markets transactions, mergers, acquisitions and reorganizations held in Latin America. In 2016 and 2017 was a fellow at Harvard University in the Advanced Leadership Initiative Program in Cambridge, USA. He was also part of the 2017 Fall Term Teaching Team of the course “Exercising Leadership: The Politics of Change” of Harvard Kennedy School. He was also a Managing Partner at EB Capital, a Private Equity management company. Currently he is (i) Board Member of Gerdau S.A., (ii) Board Member of Metalurgica Gerdau S.A., a publicly listed company, holding of Gerdau S.A, (iii) Board Member of M. Dias Branco S.A. and (iv) Board Member of Banco ABC Brasil S.A.

RAFAEL DORNELES JAPUR (born in 1982)

• Education: Bachelor’s degree in Business Administration and Graduate in Economics from UFRGS.

•  Experience: Has started his career at Gerdau in 2005 as an intern in the Planning area. In 2006, he participated in the trainee program in the Planning and Management department. In 2015, he was promoted to Business Development Manager and, a year later, he became the leader of the debt and capital market management process in the Financial department. In 2018, he assumed the position of Planning, IT & Innovation Manager at Gerdau Diaco and Gerdau Metaldom, in Colombia. In 2020, he returned to Brazil as General Manager in the Financial Operations department. He currently holds the position of (i) Executive Vice President of Finance and CFO, responsible for Finance, Accounting and Tax departments. He is also an (ii) Investor Relations Officer at the companies Gerdau SA, Metalúrgica Gerdau SA and Seiva SA – Florestas e Indústrias and is also (iii) Vice President Director of Gerdau SA and Metalúrgica Gerdau SA, Director of Seiva SA – Florestas e Indústrias , in addition to being a (iv) Member of the Finance Committee, (v) Member of the Strategy and Sustainability Committee and (vi) Member of Risk Committee of Gerdau SA.

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

• Experience: Has more than 37 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico (2010 to 2012). In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia (2013 to 2014), later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently holds Commercial Officer of Gerdau Steel Brasil (GAB).

FABIO EDUARDO DE PIERI SPINA (born in 1972)

•  Education: Degree in Law from the University of São Paulo (Brazil - 1994), with L.L.M. (Master of American Laws, Harlan Fiske Stone Scholar) from Columbia University School of Law (New York, USA - 1997) and MBA from INSEAD / Wharton (Fontainebleau, France - 2002).

•  Experience: He was Executive Director of Companhia Siderúrgica Nacional (CSN), Vice President Legal Corporate Finance of The Kraft Heinz Company / 3G, as well as Head of Ethics and Global Compliance. He was director and advisor for companies of the AGN Participações group and Global Legal Director and Director of Institutional Relations at Vale SA. At Anheuser-Busch Inbev, he served as Vice President of Investor Relations, and previously worked more then 10 years in Suzano group and law firms in Brazil and USA. He participated in the Chamber of Maintainers of the Millennium Institute. Professor at INSPER, served as a member of the Legal Advisory Board of the same institution, executive vice president of the Brazil-China Economic Council, Board Member of IBRAM (Brazilian Mining Institute), Board Member of the Center for Sustainable Development Vale-Columbia University , in addition a member of the Advisory Board of Fundação Getúlio Vargas - FGV. He currently holds the position of (i) General Counsel and Corporate Affairs Officer of Gerdau S.A., (ii) board member of Seiva S.A. - Florestas e Indústrias, a company that is part of Gerdau's economic group, (iii) board member Codelco Brasil, (iv) member of the Human Rights Observatory of the National Justice Council and (v) President of the Brazilian Bar Committee for Economic and Legal Competitiveness.

FLADIMIR BATISTA LOPES GAUTO (born in 1962)

• Education: Degree in Accounting from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS), completed his academic training with postgraduate studies in Business Administration from Fundação Getúlio Vargas (FGV-SP) and has a specialization in Advanced Marketing from the Stanford University (California).

• Experience: He has 44 years of professional experience, 36 of which at Gerdau. For the past 11 years, he has served as Global Supply Director, Executive Director of Comercial Gerdau and is Executive Director for Special Steel Brazil (GSB) and responsible for the Gerdau Summit Aços Forjados e Fundidos SA (Joint Venture). He was a member of Instituto Aço Brasil from 2016 to 2017. Currently is (i) Vice President of Procurement (ii) Board Member of Gerdau Summit Aços Forjados e Fundidos SA, (iii) Board Member of Gerdau Previdência.

HERMENIO PINTO GONCALVES (born in 1961)

• Education: Bachelor’s degree in Mechanical Engineering from the Centro Federal de Educação Tecnológica Celso Suckow da Fonseca (CEFET) in 1981. Graduate degree in Administration and Marketing from Fundação Getúlio Vargas. MBA from Insper. Extension courses at JUSE Japan, Kellogg USA and Insead France.

• Experience: He started his career at Gerdau in 1985 in the Engineering area at the Açonorte Mill with operations throughout the Brazilian Northeast. Participated as Executive Manager at the Cearense Mill (1995/2001); Executive Manager of the Barão de Cocais Mill (2001/2005); Executive Manager of the Divinópolis Mill (2005/2006); Executive Director Gerdau Minas Gerais, coordinating the units of Barão de Cocais, Divinópolis and Contagem (2006/2007); Supply Director for Long Steel Brazil (2007/2009); Industrial Director for Special Steel Brazil – GSB (2013); Corporate Director for the Industrial, Engineering and HSE areas (2014/2017); Industrial Director of the Ouro Branco Mill (2017/2019). Currently he is the Global Industrial Corporate Director.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Federal University of Paraná (UFPR), with a MBA from Manchester Business School (UK) and has studied Corporate Finance at ISAE/ FGV.

• Experience: 26 years of experience, with 18 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel, Corporate Commercial Officer and Commercial Officer of Gerdau Brazil Steel. Currently holds the position of (i) Executive Vice-President – Brazil, Argentina and Uruguay. Also he is (ii) Chairman of the board of the Instituto Aço Brasil (Brazilian Steel Institute), (iii) is Board Member of FIESP/ Concic Superior Council of the Federation of Industries of the State of São Paulo; (iv) is Board Member of ABRAMAT - Brazilian Association of the Industries of Construction Materials (Civil construction committee); (v) is Board Member of FIEMG - Strategic Council, Federation of Industries of the State of Minas Gerais; (vi) is Board Member of ABM – Brazilian Metallurgy, Materials and Mining Association and (vii) is Board Member of Alacero Latin American Steel Association.

MAURO DE PAULA (born in 1962)

• Education: Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and Master’s in Business Administration - MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

• Experience: Has more than 30 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He has served as Counselor of the company MRS Logística (2015/2016) and Member of the Board of Directors of INDA - National Institute of Steel Distributors (2016 /2017). Currently holds the position of Comercial Gerdau Executive Officer.

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

•  Business experience: He has 24 years of professional experience, including 10 years of experience at Gerdau, where he held in the Mining area the positions of General Commercial Manager, General Commercial and Logistics Manager, General Industrial Manager and Executive Manager. Currently he is Director of Mining and Raw Materials at the Company, (ii) Board Member of the MRS and (iii) Member of the Raw Materials Committee of the World Steel.

Family Relationships

André Bier Gerdau Johannpeter, Claudio Johannpeter and Guilherme Chagas Gerdau Johannpeter are cousins. Guilherme Chagas Gerdau Johannpeter and Richard Chagas Gerdau Johannpeter are brothers.

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

The Company uses several assessment methods, including Performance Assessment and Assessment of potential and readiness for succession. It aims to identify the behaviors and deliveries of the Directors as well as monitor individual development according to the company's strategies and business management.

In 2021, the cost of management compensation, in salaries, variable compensation, benefits and terminations, was R$83.3 million. The cost of management's social charges totaled R$23.3 million. The total compensation paid to Managers and Directors was R$106.6 million. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 5% of participants are in the Defined Benefit plans and 95% in a Defined Contribution plan.

During 2021, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1,9 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

On April 30, 2003, Gerdau’s shareholders approved a new compensation program for strategic employees in the Company known as the Long-Term Incentive Program. This program foresees the grant of options of the Company’s Preferred Shares, on an annual basis, representing 20% of the annual base salary of each executive and, for the Directors and Executive Offices, an additional entrance bonus equivalent to 30% of the annual salary which latter was eliminated as of April 28, 2005. From 2005 on, in order to align their potential total compensation to market measures, the Board members were granted a number of shares representing 120% of their base salary. This modification of the long-term incentive program was approved by the Compensation and Succession Committee in February 2006. In 2007, the Compensation and Succession Committee approved a change in the grant to the Chief Executive Officer (CEO) and the Chief Operating Officer (COO) to the equivalent of 50% of their annual base salaries. In order to align the potential total compensation to market measures, the Compensation and Succession Committee approved respectively in 2012 and in 2013, to the Chief Executive Officer (CEO) and to the Chief Operating Officer (COO) a change to the grant to 75% and then to 120% of their annual base salaries and to the Vice-Presidents to 30% and then to 40%. In order to align the potential total compensation to market, the Compensation and Succession Committee approved a change to 2018 in the grant to the Chief Executive Officer (CEO) to the equivalent of 150% of his annual base salary, Board Members up to 100% and CFO to 50%. In order to adapt market references and new indicators, in 2020 the 20% readjustment in the previous target was approved, establishing observation parameters for the granting of shares or options, which vary between 12% and 180% of the eligible annual base salary, level hierarchical level and location.

The intent of such Program to attract and assure the long-term commitment of executives by allowing them to share in the growth of the Company, thereby enhancing the participation in the business. (See Item 10. Additional Information — B. Memorandum and Articles of Association).

To meet the effort of aligning globally both the compensation programs and the business needs, the Human Resources team, supported by the Korn Ferry Consultancy, an expert in compensation related matters, reviewed the Long-Term Compensation Program in order to tie a significant part of this compensation to a long-term financial metric, in this case the ROCE (Return on Capital Employed), which was submitted to and approved by the Gerdau Compensation and Succession Committee during the meeting held on April 28, 2010. The Chief Executive Officer (CEO and Director positions will have part of their Long-Term Compensation tied to ROCE (Return on Capital Employed) calculated on a yearly basis by comparing the actual ROCE against the one foreseen in the Strategic Plan.

In a shareholders meeting, held on September 19, 2013, changes to the Program were approved to better support the fulfillment of long-term goals. These changes consisted of the inclusion of new “vehicles” such as Restricted Shares, Performance Shares, Differed Shares and also allowed participants to convert voluntarily until November 17, 2013, their Stock Options or Share Appreciation Rights to Restricted Shares, through a calculation methodology that assured that there would be equivalent fair value.

On 12/18/2020, new amendments to the Long-Term Incentive Plan were approved at the Extraordinary General Meeting of Gerdau SA, which aim at aligning the long-term compensation incentives of senior leadership through performance goals that may be met. based on the economic-financial indicator EVA (Economic Value Added), and on sustainability indicators, which will consider a combination of indicators that are part of the SCORECARD ESG. There was also the inclusion of complementary programs such as ILP Matching and specific retention actions (ILP Spot).

The Long-Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Grant Price:	R$	9.65	R$	4.29	R$	11.12	R$	13.22	R$	14.99	R$	20.06	R$	26.88
Grant Date:		01/01/15		01/01/16		01/01/17		01/01/18		01/01/19		01/01/20		01/01/21
Vesting Date:		03/01/20		03/01/21		03/01/24		03/01/21		03/01/22		03/01/23		03/01/24
Expiration Date:		03/31/20		03/31/21		03/31/24		03/31/21		03/31/22		03/01/23		03/01/24
Grant Restricted Share		318,653		1,422,447		628,945		778,667		699,402		536,885		497,675
Exercised Restricted Share		318,653		1,419,084		83,105		778,667		17,644		19,782		17,714
Cancelled Restricted Share		0		3,363		0		0		1,308		0		0
Balance Restricted Share		0		0		545,840		0		680,450		517,104		479,961
Grant Performance Share		477,978		2,058,973		916,567		272,940		280,081		210,718		191,409
Grant Performance Share - Performance Adjustment		0		0		19,216		79,862		0		0		0
Exercised Performance Share		410,506		2,058,973		117,021		352,802		0		0		0
Cancelled Performance Share		67,472		0		0		0		1,962		0		0
Balance Performance Share		0		0		818,761		0		278,119		210,718		191,409

C.	BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it takes part in “Level 1 Differentiated Corporate Governance Practice” of the São Paulo Stock Exchange (B3) since 2001.

Furthermore, Gerdau S.A. also has 12 (twelve) corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of significant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control; (d) Human Rights Policy: which establishes guidelines that foster respect for human rights in all business activities, and support the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights.; (e) Anti-Corruption Policy: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulate Gerdau’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforce the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti-corruption and anti-money laundering laws, and meet the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) Sustainability Policy: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) Compliance Policy: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, being the compliance management an individual obligation of each of Gerdau’s employees; (h) Risk Management Policy: which establishes corporate guidelines for risk management, scope, definitions and organizational structure. Assign responsibility for identification and treatment, in order to prevent or minimize their impact on risk factors; (i) Tax Policy: which lists and discloses the key commitments and guidelines applicable to actions related to the tax positioning of the business environments in places where Gerdau operates. This policy states and reiterates Gerdau’s commitment to complying with the laws and guiding principles on tax issues surrounding our business environments; (j) Integrated Policy: which reinforces Gerdau´s commitment with Health and Safety, Environment and Quality; (k) Code of Ethics and Conduct: which is a fundamental and imperative document for all Gerdau employees and Board of Directors, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; and (l) Code of Ethics and Conducts for Third Parties: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

The board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: the Board of Directors is responsible for determining the broad direction of Gerdau’s business. The Board may have up to 11 members; currently there are 7 members and 3 of them are independent Directors. The Board has the following four Committees: Compensation, Corporate Governance, Finance, and Strategy and Sustainability. According to the Ordinary General Shareholders’ Meeting, held on April 23, 2021, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2021 fiscal year, such meeting currently planned to be held on April 19, 2022, are:

Chairman

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Claudio Johannpeter (2) and (4)

Members

Gustavo Werneck da Cunha (1), (2), (3) and (4)

Claudia Sender Ramirez (1) and (2)

Fernando Fontes Iunes (1), (2) and (3)

Augusto Braúna Pinheiro (2)

Other Committee members:

Rafael Dorneles Japur (as from January 1st , 2022) (3) and (4)

Fábio Eduardo de Pieri Spina (3)

Raul Fernando Schneider (3)

Richard Chagas Gerdau Johannpeter (3)

(1) Member of the Compensation Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Finance Committee

(4) Member of the Strategy and Sustainability Committee

The Committees created to support the Board of Directors are:

Compensation Committee: responsible for evaluating and endorsing CEO’s recommendation regarding compensation and main executives’ performance, proposing them to Board of Directors; evaluating individual compensation of CEO, Directors and the responsible for compliance, proposing them to Board of Directors; evaluating CEO and responsible for compliance performances, establishment of goals and strategic for professional development, proposing them to Board of Directors; evaluate the strategic, policy and budget regarding fixed compensation, short and long-term incentives, severances, retentions, commissions, benefits, retirement pension and other programs regarding the global compensation of the employees, proposing them to Board of Directors; opining about the organizational structures of the Company proposing it to the Board of Directors the significant measures; and approving position promotion of statutory Officers and non-statutory Officers.

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

Board of Executive Officers: statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2021 fiscal year, such meeting currently planned to be held on April 19, 2022, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur (as from January 1st, 2022)

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

Corporate Structure: Gerdau’s corporate structure evolved to help the business by adding value in three ways: being guardian of the governance and brand, image and values; optimizing the efficiency of Gerdau’s activities through optimization of scale; and leveraging capabilities to deliver value above what individual businesses could generate autonomously. The Governance Guardian areas, such as Finance and Planning; Accounting; Legal, Public Affairs, Compliance; Social Responsibility; Communication, , Corporate Security; Internal Audit; and Environment, Health and Safety protects shareholders’ interests and manages significant risks to long-term sustainability. The Scale Optimizer areas, such as Information Technology; Procurement; Shared Services and Gerdau International Trade, optimize resources and achieve economies of scale. The Advantage Accelerators areas, such as Metallics; Marketing and Sales; Industrial, Engineering; Innovation; and Management System exploit Gerdau´s differentiating capabilities in the Business Segments.

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

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Tarcisio Beuren	11/15/1953	Effective	2017
Carlos Roberto Cafareli	07/20/1956	Effective	2018
Herculano Aníbal Alves	02/27/1953	Alternate	2017
João Odair Brunozi	02/07/1953	Alternate	2021
Maelcio Maurício Soares	12/15/1960	Alternate	2021

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

Board member certified by Instituto IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors member of Grendene SA (2011-2013), of Forjas Taurus SA (1998-2007), of Metalúrgica Gerdau (2017-2020). Currently he is Board of Auditors member (assigned as Financial Expert for SOX purposes since 2011) of Gerdau S.A.

TARCISIO BEUREN (born in 1953)

• Education: Degree in Business Administration, Course Supervisory Board in practice (IBGC), Participation in various courses, seminars, conferences and congresses related to finance, accounting, investor relations, planning, management development and leadership.

• Experience: He worked at Gerdau for over 30 years holding the following positions: Head of Investor Relations Department of Gerdau (2001 to 2005); Investor Relations Manager of Gerdau (2006 to 2014); Supervisory Board member at Metalúrgica Gerdau S.A.(2018/2021). Other experiences: Investment Analyst and Account Manager of Banco Maisonnave S.A. (1981 to 1985); President of COMEC – Comissão de Mercado de Capitais (Capital Markets Commission) of ABRASCA – Associação Brasileira das Companhias Abertas (Brazilian Association of Publicly Traded Companies) (2008 to 2014). Currently is (i) Member of the Fiscal Council at Gerdau S.A. and (ii) Alternate member of the Fiscal Council at Metalúrgica Gerdau S.A.

CARLOS ROBERTO CAFARELI (born in 1956)

• Education: Holds a degree in Business Administration from the Pontifical Catholic University of Curitiba, (PUC-PR, 1985). Completed his academic training with an MBA degree in General Basic Training for Senior Executives (IBMEC, 1998). Also got an MBA degree in Finance (IBMEC, 2010).

• Experience: Has more than 30 years of experience in Banco do Brasil, occupying positions of Superintendent and Director. Was the Board Member of TAESA - Transmissora Aliança de Energia Elétrica S.A.(2010 to 2017), Board of Administration chairman of Ativos S.A. (2014 to 2016), Head of Middle Market and Corporate at Banco do Brasil (2009 to 2014), Director of Operational Assets Restructuring at Banco do Brasil (2014 to 2016) and Chief Executive Officer of Brasildental (2016 to 2018). Currently, he is Member of the Fiscal Council of Gerdau S.A.

HERCULANO ANÍBAL ALVES (born in 1953)

• Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master’s degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

• Experience: Worked in the financial market, as Investment Director, Equities portfolio Manager, Investment Analyst and Credit Analyst at: BRAM - Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. In the first three employers, he was a member of the Credit and Investment Committees and of the monthly Committee of BRAM with Banco Bradesco. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998-2001), Board Member of GP’s Private Equity Technology Fund (2001-2005), Member of the Fiscal Council of Gerdau S.A. (2017-2018), Member of the Fiscal Council Grupo Fleury and Ecorodovias (2018-2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013-2019) and Partner at Araxá Investimentos (2015-2016). Currently is (i) Board Member of Tim Brasil, (ii) ) Board Member of Marfrig Brasil Foods, (iii) ) Member of the Fiscal Council of Cielo, (iv) Member of the Fiscal Council Grendene, (v) Member of the Fiscal Council Metalúrgica Gerdau,(vi) Alternate Fiscal Advisor to the Gerdau S.A and (vii) Partner at Barigui Gestão de Recursos.

JOÃO ODAIR BRUNOZI (born in 1953)

• Education: Degree in Accounting, specializing in Tax Law, Graduate in Financial Management and an MBA in Finance from IBMEC-SP.

• Experience: He started his career at Price Waterhouse Auditores Independentes as a trainee, acting as an auditor for seven years. He has solid experience in the areas of Controllership and Finance, acting as Controller and CFO for over thirty years in large manufacturing industries. At São Paulo Alpargatas was Financial Planning and Financial Analysis Manager for two years. He joined Grupo Villares in 1985, where he worked for twenty years, as Tax Planning Manager and Controller for several companies in the group and the holding company, and accumulated Investor Relations management for five years. He was Director of several subsidiaries and Officer (Treasurer) of subsidiary in the United States. In the Gerdau Group, where he joined in early 2006 with the purchase by it of Aços Villares, he worked in the positions of CFO of Aços Villares and Controller (CFO) of Gerdau Diaco (Colombia). He was CFO of Cecil SA Laminação de Metais (2017 to 2019). Currently he is (i) Chairman of the Fiscal Council of Concessionária Aeroporto do Rio de Janeiro SA (Tom Jobim Airport), (ii) Effective Member of the Fiscal Council of Metalúrgica Gerdau S.A., (iii) Alternate Member of the Fiscal Council of JHSF Participações S.A. and Alternate Member of the Fiscal Council of Gerdau S.A.

MAELCIO MAURICIO SOARES (born in 1960)

• Education: Degree in Mechanical Engineering from Fundação Técnico Educacional Souza Marques – RJ (1984); Executive MBA in Finance – Instituto Brasileiro de Mercado de Capitais - IBMEC RJ (1997); Senior Executive MBA BB – IAG Pontifícia Universidade Católica – RJ (2000); Course for Board of Directors - IBGC - SP (2020).

• Experience: He has 35 years of experience in the financial market, working in Corporate Banking, Retail, Capital Markets, Mergers and Acquisitions, Project & Corporate Finance and Asset Restructuring, including in Argentina. He was Corporate Market Manager of Banco do Brasil SA – Corporate (2001 -2007), Deputy Manager and General Manager of Banco do Brasil SA – Argentina (2008-2011), State Superintendent of Retail and Government of Banco do Brasil SA (2012-2013) in the State of Maranhão and (2013-2015) in the State of Pernambuco, Director of Administration and Finance and Member of the Board of Directors of Petrobras Argentina SA (2015-2016), Finance and Administration Manager and Member of the Board of Directors of Petrobras Operaciones SA (2017-2019). He is currently (i) Vice-Chairman of the Board of Directors and Member of the Operational and Finance Committee of COMPAÑIA MEGA S.A. - Joint Venture between Petrobras, DOW and YPF; (ii) Independent Member of the Board of Directors of Banco do Estado do Espírito Santo S.A. – BANESTES and (iii) Alternate Member of the Fiscal Council of Gerdau S.A.

D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2021	18,102	9,637	27,739
2020	15,313	9,300	24,613
2019	14,950	9,837	24,787
2018	14,811	9,731	24,542
2017	14,038	14,574	28,612
2016	14,960	15,054	30,014
2015	16,495	18,650	35,145
2014	20,169	19,892	40,061
2013	22,278	19,337	41,615
2012	22,658	19,211	41,869
2011	23,516	19,304	42,820

Extended Work Force*	Brazil	Other Countries	Total
2021	6,420	1,346	7,766
2020	4,819	1,349	6,168
2019	4,224	1,136	5,360
2018	6,192	1,487	7,679
2017	5,544	2,701	8,245
2016	4,992	2,970	7,962
2015	5,406	3,461	8,867
2014	6,583	4,201	10,784
2013	7,637	4,128	11,765
2012	8,147	3,303	11,450
2011	7,734	3,799	11,186

*Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2021, the Company employed 27,739 at its industrial units, excluding jointly controlled entities, 65% of this total is based in Brazil and the remainder in South America and North America, which have 3,708 and 5,929 employees, respectively.

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

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2021.

			Preferred Shares
	Common Shares		(with restricted
Shareholder	(with voting rights)%		voting rights)%
Claudio Johannpeter	—	—	627,551	0.00
André Bier Gerdau Johannpeter	—	—	283,109	0.00
Guilherme Chagas Gerdau Johannpeter	—	—	251,942	0.00
Claudia Sender Ramirez	—	—	—	—
Fernando Fontes Iunes	—	—	19,881	0.00
Harley Lorentz Scardoelli	—	—	136,250	0.00
Gustavo Werneck da Cunha	—	—	—	—
Rafael Dorneles Japur	—	—	3,627	0.00
Cesar Obino da Rosa Peres	—	—	—	—
Marcos Eduardo Faraco Wahrhaftig	—	—	73,224	0.00
Fladimir Batista Lopes Gauto	—	—	22,160	0.00
Mauro de Paula	—	—	61,762	0.00
Fábio Eduardo de Pieri Spina	—	—	—	—
Augusto Braúna Pinheiro	—	—	—	—
Hermenio Pinto Gonçalves	—	—	36,979	0.00
Wendel Gomes da Silva	—	—	22,634	0.00
TOTAL			1,535,522	0.00

(1)	Harley Lorentz Scardoelli was an Officer (Vice President) and a member of the Board of Executive Officers until December 31, 2021

The Company has different employee stock option plans for each of its subsidiaries. See Note 26 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013, 2014, 2015, 2016, 2017, 2018,2019, 2020 and 2021 awards (all Gerdau S.A. preferred shares) to each Board member and executive officer up to December 31, 2021. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units				Performance Share Units
					Grant with
					performance
Names	Grant	Exercised	Cancelled	Balance	adjustment	Exercised	Cancelled	Balance
Claudio Johannpeter	1,592,202	1,002,533	0	589,669	1,312,535	979,435	36,146	296,954
Andre Bier Johannpeter	1,755,246	1,126,895	0	628,351	1,595,647	1,193,533	47,138	354,976
Guilherme Gerdau Johannpeter	879,779	376,857	0	502,922	394,593	216,261	11,500	166,832
Fernando Fontes Iunes	61,398	40,078	0	21,320	0	0	0	0
Claudia Sender Ramirez	12,499	0	0	12,499	0	0	0	0
Gustavo Werneck da Cunha	471,871	169,287	0	302,584	742,937	288,762	299	453,876
Harley Lorentz Scardoelli(1)	183,116	118,620	0	64,496	266,639	179,400	2,262	84,977
Rafael Dorneles Japur(2)	8,323	0	0	8,323	1,603	0	0	1,603
Fladimir Batista Lopes Gauto	79,412	64,428	0	14,984	105,905	82,111	1,318	22,476
Marcos Eduardo Faraco Wahrhatig	67,663	48,863	0	18,800	92,798	63,073	1,526	28,199
Cesar Obino da Rosa Peres	59,414	47,698	0	11,716	65,273	47,374	324	17,576
Mauro de Paula	45,995	34,356	1,308	10,331	54,761	36,945	2,320	15,496
Wendel Gomes da Silva	18,534	11,142	0	7,392	29,148	18,059	0	11,089
Hermenio Pinto Gonçalves	58,034	43,050	0	14,984	92,120	67,759	1,884	22,476
Fabio Eduardo de Pieri Spina	14,984	0	0	14,984	22,476	0	0	22,476
Total	5,308,471	3,083,807	1,308	2,223,355	4,776,434	3,172,711	104,717	1,499,007

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

(1)Harley Lorentz Scardoelli was an Officer (Vice President) and a member of the Board of Executive Officers until December 31, 2021

(2)Rafael Dorneles Japur was elected Officer (Vice President) and member of the Executive Board as from January 1st, 2022

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

As of January 31, 2022, Gerdau S.A. had 571,929,945 common shares and 1,133,821,171 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of January 31, 2022, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	557,898,901	97.26	—	—
JP Morgan Chase Bank	—	—	308,771,827	17.9
Capital International Investors	—	—	178,278,088	10.4
Members of the board of directors and executive officers as a group (9 members)	—	—	386,182	0.02

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau hold 97.26% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2022 there were 308,771,827 ADSs outstanding, representing 17.96% of Gerdau S.A. preferred shares and the number of record holders were 40.

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

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
						Termination		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	or extinction	December 31,	during the
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2020	period covered
1	In October 2019, the Company concluded the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 4,464 million on 12/31/2021). The operation aims to provide liquidity to subsidiaries and companies with shared control in North America and Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide guarantee to this transaction, which matures in October 2024. On 12/31/2021, the amount used in this line was US$ 85 million (R$ 474 million in 31 /12/2021).	Joint-venture /Subsidiary	3,340,480	11/12/2019	Oct-24	Maturity	474,343	598,334
2	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$750 million	Subsidiary	1,484,250	04/15/2013	Apr-23	Settlement of the agreement	1,099,258	1,764,870
3	Co-guarantee for GTL Trade Finance Inc. and Gerdau Holdings Inc. in the 10-year Bond issued in April/2014 in an amount of up to US$ 1,166 million. No remuneration.	Subsidiary	2,562,868	04/10/2014	Apr-24	Settlement of the agreement	885,955	3,568,806
4	Guarantee for company Gerdau Corsa S.AP.I de C.V. in a simple credit line in the amount of US$ 50 million equivalent to MXN.	Joint-venture	208,620	09/23/2019	Sep-24	Maturity	271,115	271,115
5	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650 million.	Subsidiary	2,056,535	10/12/2017	Oct-27	Settlement of the agreement	2,771,455	3,703,245
6	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500 million.	Subsidiary	2,100,600	11/21/2019	Jan-30	Settlement of the agreement	2,790,250	2,837,255
7	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,505	10/18/2012	Aug-37	Settlement of the agreement	284,606	290,562
8	Co-guarantee for GTL Trade Finance Inc. in the 10-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,117,100	04/16/2014	Apr-44	Settlement of the agreement	2,790,250	2,848,650
9	Guarantee granted to Gerdau Aços Longos S.A. raised a loan from BRB Pró DF II	Subsidiary	12,834	08/05/2009	Jun-38	Settlement of the agreement	12,516	12,516
10	Gerdau S.A. has accounts receivable derived from sales to parent company and subsidiaries.	Subsidiaries	—	—	Undetermined	Maturity	220,826	220,826
11	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	Undetermined	No maturity	7,126,461	8,226,197
12	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 56 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	56	56
13	Balance receivable of R$ 19,311 thousands, which is fully guaranteed by means of a personal guarantee, consisting of 5 annual installments of R$ 3,534 thousands, adjusted by the positive variation of the IPCA, referring to the sale to controlling shareholders of a property located at Avenida Farrapos, 1811, Porto Alegre/RS	Parent company	21,204	—	Aug-25	No maturity	19,311	19,311
14	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	—	—	Undetermined	No maturity	467,122	760,314
15	Rio Paraná Energy: Guarantee granted for the obligations set forth in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paraná Energia S.A. and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. in the up to limit amount of R$ 7,212 thousands by 03/01/2022.	Subsidiary	7,212	01/01/2021	Mar-22	Maturity	7,212	7,212
16	Guarantee granted for the obligations provided for in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paranapanema Energia SA and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. up to the limit amount of BRL 36,060 thousands by 03/01/2022.	Subsidiary	36,060	01/01/2021	Mar-22	Maturity	36,060	36,060
17	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco BNP Paribas in the amount of R$ 400 million by 11/16/2025.	Subsidiary	400,000	01/01/2021	Nov-25	Maturity	400,000	400,000
18	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 43,397 thousands, equivalent in MXN.	Joint-venture	226,349	09/10/2021	Sep-26	Settlement of the agreement	236,548	236,548
19	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 142,873 thousands, equivalent in MXN.	Joint-venture	745,657	09/13/2021	Sep-24	Settlement of the agreement	778,778	778,778
20	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 72,742 thousands, equivalent in MXN.	Joint-venture	384,262	09/09/2021	Sep-26	Settlement of the agreement	396,506	396,506

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2021.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2021, 2020, and 2019 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2021	2020	2019	2021	2020	2019
Tax	1,270,473	706,104	396,821	1,449,699	1,597,995	1,837,967
Labor	435,803	428,821	357,130	73,709	95,234	113,379
Civil	34,750	37,586	55,348	135,971	132,562	40,369

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Tax Provisions

Tax provisions are related to:

● R$ 221,666 related to ICMS (state VAT), mostly in regarding of the right of offsetting credits.
● R$ 76,179 related to Social Security Contributions asset on the payroll.
● R$ 922 related to Recomposição Tarifária Extraordinária – RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.
● R$ 471,484 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.
● R$ 459,474 related to tax uncertainties related to Corporate Income Tax - IRPJ and Social Contribution on Net Income – CSLL.
● R$ 40,749 related to other taxes, which were classified as probable loss.

The Company and its subsidiaries are parties to other tax claims, described within this document on Item 3. D – Risk Factors. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 435,803 as of December 31, 2021. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2021, represented R$ 73,709.

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 452,847. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 34,750 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2020, almost amount to R$ 135,971.

Other contingent liabilities with remote probabilities of losses, involving uncertainties regarding their occurrence, and, therefore, not included in the contingency reserve, are composed of:

Antitrust Proceedings

A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Competition Defense System (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System based on procedural irregularities, especially the production of evidence, based on an economic study, to prove that a cartel did not exist. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, The Appeal to the Supreme Federal Court was dismissed. We are currently awaiting a decision by the Superior Court of Justice.

Regardless of the outcome of its appeals, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reversed.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 456,848. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services (“Custodian”) uses the significant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to

20% of the Company’s paid-in capital. On December 31, 2021, Gerdau S.A.’s legal reserve amounted to R$ 908.9 million or 4.7% of total paid-in capital of R$ 19,249.2 million.

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

Since 1999, dividends have been paid to holders of the Company’s ordinary and preferred shares in reais and in U.S. dollars converted from reais at the commercial exchange rate on the date of payment. Significant amounts are described in Item 3 - Key Information - Selected Financial Data.

B.	SIGNIFICANT CHANGES

Board of Executive Officers

Since December 31, 2021, Harley Lorentz Scardoelli is no longer a member of the Board of Executive Officers. On January 1st, 2022, Rafael Dorneles Japur was elected member of the Board of Executive Officers and he is also the new Chief Financial Officer and Investor Relations Officer.

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

CVM has issued Instruction N. 480, dated as of December 7, 2009, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Instruction N. 480/09 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the Company’s significant information and to update the information contained therein as soon as any significant changes occur.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2020, 2.1 billion ADSs were traded, a figure 19% lower than in 2019, representing a trading volume of $7.4 billion, equivalent to a daily average of $29.47 million. In 2021, 2.9 billion ADSs were traded, a figure 35% higher than in 2020, representing a trading volume of $16.17 billion, equivalent to a daily average of $64.2 million.

Latibex — Madrid Stock Exchange

Since December 2, 2002, Gerdau S.A.’s preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by the Company in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted the Company’s visibility in the European market. In 2021, a total of 90 thousand Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex), representing a trading volume of $2.16 million, equivalent to a daily average of $1.8 thousand.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s Bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 and it is set forth in our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-14878) as Exhibit 1.01.

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

Bonds — The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc., Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2023, 2024, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. On December 31, 2021, the outstanding balance of these bonds was R$ 10.3 billion.

Debenture — The Company concluded in 2018 the issuance of debentures with maturity of 4 years and in 2019 the issuance of debentures with maturity of 4 and 7 years. On December 31, 2021, the outstanding balance of these debentures was R$ 2.9 billion.

Working Capital Loans — The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 the raising of working capital funding denominated in BRL. Throughout 2021 Gerdau Açominas S.A. pre-paid R$ 775 million of such loans. On December 31, 2021, the outstanding balance of these loans was R$ 400 million.

GGWCF — In October 2019, the Company concluded the structuring of its senior unsecured working capital facility with a total committed amount of US$ 800 million (equivalent to R$ 4.46 billion) and maturity on October 2024. On December 31, 2021, the outstanding loans under this line totaled US$ 85 million (R$ 474 million).

D.	EXCHANGE CONTROLS

There are no restrictions on ownership or voting of the Company’s paid-in capital by individuals or legal entities domiciled outside Brazil. The right to convert dividend payments and proceeds from the sale of the Company’s paid-in capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally require, among other things, the prior registration of the significant investment with the Central Bank of Brazil.

In Brazil, a mechanism is available to foreign investors interested in trading directly on the B3 which is regulated by CMN Resolution N. 4,373/14 and CVM Instruction N. 560/15.

CMN Resolution N. 4,373/14 establishes rules for foreign investments in Brazilian equities. Such rules allow foreign investors to invest in almost all types of financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.

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

Also on February 7, 2022, CVM Resolution N. 64/2022 was approved, which exempted the individual foreign investor from obtaining registration with CVM, requires that his representative send, prior to the start of operations, the information requested in an electronic system made available by CVM or by the organized market administrator that has formalized a partnership or similar instrument with CVM for this purpose. The representative of the foreign investor may be an intermediary institution through which the investor operates in the Brazilian exchange market. This resolution will be effective beginning on May 2, 2022.

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

On December 29, 2021, Law N. 14.286 was sanctioned, creating transactions where payments with international currency will be allowed in Brazil, and allowing banks and financial institutions to invest, allocate or lend resources in Brazil or abroad while facilitating the use of Brazilian currency in international transactions. The law provides the creating of further specific regulation and will come into force on December 30, 2022.

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

E. TAXATION

The following summary contains a description of the main Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares, Preferred Shares and ADSs, as applicable. It does not purport to be a comprehensive description of all tax considerations that may be significant to a decision to purchase these securities. In particular, this summary only addresses holders of common shares, Preferred Shares or ADSs as capital assets (generally, property held for investment) and does not address the tax treatment of a holder that may be subject to special tax rules, such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock, and investors that hold the common shares, Preferred Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction. Prospective purchasers of common shares, Preferred Shares or ADSs should consult their own tax advisors as to the personal tax consequences of their investment, which may vary for investors in different tax situations. The summary is based upon tax laws of Brazil and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Such authorities are subject to change or new interpretations, possibly with retroactive effect. Although there is no income tax treaty between Brazil and the United States at this time, the tax authorities of the two countries continue to have discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. This summary is also based on the representations of the Depositary (as defined below) and under the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related documents will be performed in accordance with its specific terms.

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

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the government intends to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. These bills have not advanced during the year of 2021 as a result of the inherent complexity of the subject matter and the pandemic caused by the COVID-19. Nonetheless, there is an expectation they may move forward in 2022 since the government intention of promoting a reformist agenda that includes the implementation of the long awaited tax reform, under which the matter pertaining to the taxation of dividends will most probably be addressed. In any case, it is not yet possible to anticipate the exact terms of the intended taxation, and such new taxation rules would only become effective as of January 1, 2023, at the earliest, if approved by the Brazilian National Congress in 2022.

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

Nonetheless, as per mentioned above, government's intention to promote the long awaited tax reform may finally be implemented in the course of 2022.

In this context, there is an expectation that new rules concerning the payment of interest on net equity may be enacted throughout the course of this year, to become effective as of January 1, 2023, at the earliest.

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

In general, gains realized on the disposition of common or preferred shares (or ADSs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount ascertained on the disposition, and the acquisition cost of the shares disposed of, assessed in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling no. 1,455, issued on March 06, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the significant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

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

The same Federal Law no. 9,430/96, as amended by Federal Law no. 11,727, of June 23, 2008, also sets forth the concept of “Privileged Tax Regimes”; said regimes are also expressly listed by Normative Ruling no. 1,037/10. Notwithstanding, the mentioned concept does not seem significant for purposes of determining the tax treatment applicable to investments made by Non-Resident Holders of common shares, Preferred Shares and ADSs, although one cannot completely disregard the risk that tax authorities argue otherwise.

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

This summary does not purport to address all material U.S. federal income tax consequences that may be significant to a U.S. holder of a Preferred Share or ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the total combined voting power of the Company’s voting stock or 10% or more of the total value of the Company’s stock, investors that hold the Preferred Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Taxation of Capital Gains

U.S. holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the Preferred Share and the amount realized on the sale or other taxable dispose[tion, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred Share has been held for more than one year. In general, any adjusted net capital gain of a non-corporate U.S. holder is subject to a maximum U.S. Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”). The deductibility of capital losses is subject to limitations.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and significant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the significant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the significant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Net Investment Income tax to your income and gains in respect of your investment in our Preferred Shares.

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

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission and XBRL - eXtensible Business Reporting Language. Its filings are available through the EDGAR system and XBRL at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at https://ri.gerdau.com/en/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: Doutora Ruth Cardoso, 8501 – 8th floor – São Paulo-SP – 05425-070 – Brazil or calling +55113094 6300 or by e-mail at inform@gerdau.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign currency sensitivity analysis

As of December 31, 2021, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 19,036 after the effects arising from the changes in the net investment hedge described in Note 17.f - (R$ 15,047 as of December 31, 2020, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the net investment hedge, the variations are minimized when the exchange variation account and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any significant risk in the case of any fluctuation of exchange rates.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 55,964 as of December 31, 2021 (R$ 85,147 as of December 31, 2020) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

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

The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2021, totals R$ 783,751 (R$ 438,147 as of December 31, 2020) and the variation in the price of raw materials and other inputs totals R$ 437,210 as of December 31, 2021 (R$ 269,454 as of December 31, 2020). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2021, the depositary reimbursed the Company in the amount of US$1,368,195 gross (US$410,459 net of withholding taxes).

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met.  Based on their evaluation as of December 31, 2021, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck, the Chief Financial Officer and Executive Vice President, Rafael Dorneles Japur, the Accounting Director, Clemir Uhlein, the Head of Corporate Communication, Pedro Torres Pinto and the Legal Director, Fabio Eduardo Spina. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2021, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2021.

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

The Gerdau´s Code of Ethics and Conduct is the foundation that defines the Company’s behavior and shows the commitment of conducting business ethically, which is passed on to employees, vendors, customers, shareholders and the community.

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

The code in the chapter “ethics helpline” instructs all to follow a number of steps when reporting suspected breaches or violations with no fear of demotion, reprisal or retaliation. The Company has implemented an Ethics Helpline to which all employees and third parties may refer in the case of violations of the code, assuring confidentiality, anonymity, investigation of all cases, two-way communication for any needed follow-up and report of status to Risk Committee, Fiscal Council and Board of Directors.

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

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were KPMG for the years ended on December 31, 2021 and December 31, 2020:

	2021	2020
Audit fees	9,443	10,024
Audit-related fees	170	—
All other fees	—	648
Total	9,613	10,672

Audit fees are related to professional services rendered in the auditing of Gerdau’s Consolidated Financial Statements, quarterly reviews of Gerdau’s Consolidated Financial Statements and statutory audits and interim reviews of certain of the Company’s subsidiaries and affiliates as required by the appropriate legislation. Those amounts also include fees related to the audit of internal controls over financial reporting of Gerdau.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 14, 2021, the Board of Directors and Audit Committee of the Company approved the engagement of PricewaterhouseCoopers Auditores Independentes (“PwC”) as its principal accountants for the fiscal year ending December 31, 2022, and will dismiss KPMG Auditores Independentes (“KPMG”), which is currently serving as the Company’s independent auditors, upon completion of their audit of the consolidated financial statement as of December 31, 2021 and for the three years ended December 31, 2021 and the effectiveness of internal control over financial reporting as of December 31, 2021, and the issuance of their report thereon.

During the two fiscal years ended December 31, 2021, and the subsequent interim period through March 30, 2022, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG on the consolidated financial statements of Gerdau and subsidiaries as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Gerdau has requested that KPMG Auditores Independentes furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 30, 2022, is filed as exhibit 15.1 to this annual report on Form 20-F.

During the fiscal years ended December 31, 2021, and 2020, and the subsequent interim through March 30, 2022, neither Gerdau S.A. nor anyone acting on its behalf has consulted with PwC regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F, other than these matters in the ordinary course of the audit.

ITEM 16G.	CORPORATE GOVERNANCE

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect, Gerdau S.A. is required to disclose any significant ways in which its corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standard. These significant differences are summarized below.

The Company is permitted to follow the practices in Brazil in lieu of the provisions of the Corporate Governance Rules, except that it is required to avail itself of an appropriate exemption to the requirement to have a qualifying audit committee under Section 303A.06 of the Rules and its Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of its executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  The Company does not have a similar requirement under Brazilian practice and currently does not have a majority of independent directors serving on its board of directors (3 independent members out of 7 total members).

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

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau establishes operating principles for governance, and it observes the requirements of the Brazilian Securities Commission (CVM) and it has adhered to the Level I listing standards of the B3. Furthermore, Gerdau S.A. also has the following corporate policies: (i) Securities Trading Policy; (ii) Related-Party Transactions Policy; (iii) “Information Disclosure Policy ;(iv) Risk Management Policy; (v) Compliance Policy; (vi) Sustainability Policy; (vii) Anti-Corruption Policy; (viii) Human Rights Policy; (ix) Tax Policy ; (x) Integrated Policy; and (xi) Code of Ethics and Conduct.

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

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements

(b)	List of Exhibits

1.01	Bylaws of Gerdau S.A.*

2.(a)(1)	Corporate Governance Level 1 — BOVESPA**

2.(a)(2)

Further Amended and Restated Deposit Agreement dated as of March 22, 2019, among the Company, JPMorgan Chase Bank, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. ***

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)****

4.02	Gerdau Special Steel North America Equity Incentive Plan*****

4.03	Long-term incentive plan±

11.01	Code of Ethics ±

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

15.01	Change in Registrant’s Certifying Accountant±

23.01	Consent of KPMG Auditores Independentes±

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Incorporated by reference to Exhibit 1.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on April 21, 2021.

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

***** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: March 31, 2022	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2021 and 2020
and for each of the three years in the period

ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB
and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Gerdau S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Assessment of value in use of Company segments

As discussed in Notes 2.8, 11 and 28 to the consolidated financial statements, the Company recorded goodwill balances in the amount of R$ 12,427,527 thousand as of December 31, 2021. The Company performs goodwill impairment testing on an annual basis. The recoverable value of the Company’s segments was based on the Company’s estimate of its value in use. The estimate of value in use involves certain key assumptions that require significant judgment on the part of the Company, including those relating to the future cash flows such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity that are based on Company’s expectations about future market conditions.

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

• Performing an independent sensitivity analysis over the forecasted discounted cash flows in order to identify in which situations the forecasted discounted cash flows of each segment would result in recoverable values equal to or less than the book value of goodwill.

Evaluation of the recoverability of deferred tax assets

As discussed in Notes 2.10 and 8 to the consolidated financial statements, the Company has deferred tax asset amounts of R$ 2,929,308 thousand as of December 31, 2021. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income. The estimate of probable future taxable profit is based on the forecasts prepared by the Company. These studies consider historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. Predicting future taxable income is dependent on assumptions and subjective judgments regarding prospective cash flows, such as sales growth costs and expenses that are based on Company’s expectations about future market conditions.

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

•We tested certain internal controls over the Company’s deferred tax assets, for significant components located in Brazil and North America, including controls related to the development of assumptions and application of the relevant tax regulations in determining the forecasted future taxable income prepared by the Company.
•We involved a tax and valuation professional with specialized skills and knowledge, who assisted in evaluating significant assumptions and methodologies for significant components located in Brazil and North America, used by the Company to determine future taxable income, including revenue growth, costs and expenses. We evaluated the consistency of the calculations by comparing them with available market information, actual performance and previous forecasts. We also evaluated the Company’s history of realizing deferred tax assets by evaluating the expiration of net operating loss carryforwards and foreign tax credits.

Assessment of certain tax risks

As described in note 19 to the consolidated financial statements, the Company is involved in discussions that deal, among other issues, with contingencies before the Administrative Council for Economic Defense (CADE), tax discussions on the treatment of the Brazilian value added tax (ICMS), substantially focused on the right of the tax credit and the applicability of the rate differential, as well as discussions on right of credits related to PIS and COFINS federal taxes. In addition, the Company is involved in administrative and judicial proceedings related to uncertain income taxes positions, including the deduction of goodwill arising from the corporate reorganization that took place between 2004 and 2005, as well as taxation on profits generated abroad.

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

•We tested certain internal controls over the Company’s process related to the assessment of tax risks, including controls related to the evaluation of information from external and internal legal counsel, the determination of the likelihood of loss and the estimate of the loss amount, as well as controls over the financial statement disclosures.
•We involved a tax professional with specialized skills and knowledge, who assisted in evaluating the technical positions noted in tax and legal opinions prepared by the Company’s tax personnel and external legal advisors.
•In addition, we assessed the amounts recorded and/or disclosed by reading letters received directly from the Company’s internal and external legal counsel that evaluated and quantified the Company’s probable or possible exposure to the tax risks and, for certain specific tax risks, comparing these assessments and estimates to those made by the Company.

We have served as the Company’s auditor since 2017.

/s/ KPMG Auditores Independentes Ltda.

Porto Alegre, Brazil

March 30, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Gerdau S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Gerdau S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes collectively, the consolidated financial statements, and our report dated March 30, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Auditores Independentes Ltda.

Porto Alegre/RS

March 30, 2022

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2021 and 2020

In thousands of Brazilian reais (R$)

	Note	2021	2020
CURRENT ASSETS
Cash and cash equivalents	4	4,160,654	4,617,204
Short-term investments	4	2,626,212	3,041,143
Trade accounts receivable - net	5	5,414,075	3,737,270
Inventories	6	16,861,488	9,169,417
Tax credits	7	2,083,885	1,201,312
Income and social contribution taxes recoverable		804,053	1,051,584
Dividends receivable		7,671	—
Fair value of derivatives	17	3,246	—
Other current assets		679,193	591,523
		32,640,477	23,409,453

NON-CURRENT ASSETS
Tax credits	7	124,600	664,045
Deferred income taxes	8	2,929,308	3,393,354
Related parties	20	2,678	134,354
Judicial deposits	19	1,659,379	1,825,791
Other non-current assets		571,637	590,864
Prepaid pension cost	21	4,942	39,196
Investments in associates and joint ventures	9	3,340,775	2,271,629
Goodwill	11	12,427,527	12,103,519
Leasing	13	861,744	815,311
Other intangibles	12	509,760	622,578
Property, plant and equipment, net	10	18,741,786	17,252,915
		41,174,136	39,713,556

TOTAL ASSETS		73,814,613	63,123,009

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2021 and 2020

In thousands of Brazilian reais (R$)

	Note	2021	2020
CURRENT LIABILITIES
Trade accounts payable	14	8,017,140	5,437,953
Short-term debt	15	234,537	1,424,043
Debentures	16	1,531,956	7,463
Taxes payable	18	548,173	600,089
Income and social contribution taxes payable		863,136	810,125
Payroll and related liabilities		1,199,143	591,653
Dividends payable	24	—	510,348
Leasing payable	13	275,086	231,703
Employee benefits	21	39	208
Environmental liabilities	22	231,711	125,992
Fair value of derivatives	17	—	971
Obligations with FIDC	23	45,497	944,513
Other current liabilities		1,090,396	797,082
		14,036,814	11,482,143

NON-CURRENT LIABILITIES
Long-term debt	15	10,875,249	13,188,891
Debentures	16	1,397,951	2,894,954
Related parties	20	24,648	22,855
Deferred income taxes	8	98,975	61,562
Provision for tax, civil and labor liabilities	19	1,741,026	1,172,511
Environmental liabilities	22	343,998	171,102
Employee benefits	21	1,415,151	1,861,231
Obligations with FIDC	23	—	42,893
Leasing payable	13	643,279	624,771
Other non-current liabilities		421,873	514,886
		16,962,150	20,555,656

EQUITY	24
Capital		19,249,181	19,249,181
Treasury stocks		(152,409)	(229,309)
Capital reserves		11,597	11,597
Retained earnings		17,838,494	7,292,332
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,825)
Other reserves		8,528,244	7,407,295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		42,604,282	30,860,271

NON-CONTROLLING INTERESTS		211,367	224,939

EQUITY		42,815,649	31,085,210

TOTAL LIABILITIES AND EQUITY		73,814,613	63,123,009

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2021, 2020 and 2019

In thousands of Brazilian reais (R$)

	Note	2021	2020	2019

NET SALES		78,345,081	43,814,661	39,644,010
Cost of sales	29	(57,527,721)	(37,884,102)	(35,440,726)
GROSS PROFIT		20,817,360	5,930,559	4,203,284
Selling expenses	29	(715,830)	(512,950)	(476,339)
General and administrative expenses	29	(1,390,121)	(1,017,435)	(954,117)
Other operating income	29	979,760	1,763,684	636,847
Other operating expenses	29	(460,029)	(645,985)	(187,647)
Eletrobras compulsory loan recovery	19	1,391,280	—	—
Results in operations with subsidiary and joint ventures	3.4	(162,913)	—	—
Impairment of financial assets	29	357	(64,132)	(21,044)
Impairment of non-financial assets	28	—	(411,925)	—
Equity in earnings of unconsolidated companies	9	563,158	152,569	(17,050)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		21,023,022	5,194,385	3,183,934
Financial income	30	249,024	194,092	223,213
Financial expenses	30	(1,433,087)	(1,448,461)	(1,469,754)
Bonds repurchase expenses	30	(264,687)	(239,273)	—
Tax credits monetary update	30	788,741	—	—
Exchange variations, net	30	(108,373)	(204,291)	(247,555)
Gains and losses on derivative financial instruments, net	30	17,928	(774)	(15,118)

INCOME BEFORE TAXES		20,272,568	3,495,678	1,674,720

Current	8	(4,306,223)	(908,051)	(240,400)
Deferred	8	(407,407)	(199,573)	(217,433)
Income and social contribution taxes		(4,713,630)	(1,107,624)	(457,833)

NET INCOME		15,558,938	2,388,054	1,216,887
ATTRIBUTABLE TO:
Owners of the parent		15,494,111	2,365,763	1,203,736
Non-controlling interests		64,827	22,291	13,151
		15,558,938	2,388,054	1,216,887

Basic earnings per share - preferred and common - (R$)	25	9.09	1.39	0.71

Diluted earnings per share - preferred and common - (R$)	25	9.04	1.38	0.70

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2021, 2020 and 2019

In thousands of Brazilian reais (R$)

	2021	2020	2019

Net income for the year	15,558,938	2,388,054	1,216,887
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	225,507	358,816	55,038
Cumulative translation adjustment	1,275,767	4,466,084	682,451
Recycling of cumulative translation adjustment to net income	193,334	—	—
Unrealized Losses on net investment hedge	(695,102)	(2,504,914)	(322,948)
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	1,907	(1,972)	3,502
	1,001,413	2,318,014	418,043
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	252,532	(52,072)	(45,561)
	252,532	(52,072)	(45,561)

Other comprehensive income, net of tax	1,253,945	2,265,942	372,482

Total comprehensive income for the year, net of tax	16,812,883	4,653,996	1,589,369

Total comprehensive income attributable to:
Owners of the parent	16,753,253	4,594,099	1,565,581
Non-controlling interests	59,630	59,897	23,788
	16,812,883	4,653,996	1,589,369

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2021, 2020 and 2019

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
						Investments and		Transactions with	Gains and	Gains and
					Tax	working		non-controlling	losses on net	losses on	Cumulative
		Treasury	Capital	Legal	Incentives	capital	Retained	interests without	investment	financial	translation			Total parent	Non-controlling	Total Shareholder’s
	Capital	stocks	Reserve	reserve	Reserve	reserve	earnings	change of control	hedge	instruments	adjustment	Pension Plan	Stock Option	company’s interest	interests	Equity
Balance as of January 1, 2019	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	—	(2,870,825)	(6,044,258)	(15,564)	11,035,964	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	—	—	—	—	—	—	1,203,736	—	—	—	—	—	—	1,203,736	13,151	1,216,887
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(322,942)	3,502	726,845	(45,560)	—	361,845	10,637	372,482
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	1,203,736	—	(322,942)	3,502	726,845	(45,560)	—	1,565,581	23,788	1,589,369
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(13,249)	(13,249)	879	(12,370)
Stock option exercised during the year	—	37,884	—	—	—	(8,479)	—	—	—	—	—	—	—	29,405	6	29,411
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,586)	(1,586)
Complementary dividends	—	—	—	—	—	(101)	—	—	—	—	—	—	—	(101)	—	(101)
Destination of net income proposed to the shareholders	—
Legal reserve	—	—	—	55,876	—	—	(55,876)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	86,216	—	(86,216)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	705,105	(705,105)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(356,539)	—	—	—	—	—	—	(356,539)	(13,628)	(370,167)
Balance as of December 31, 2019 (Note 24)	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	—	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	—	—	—	—	—	—	2,365,763	—	—	—	—	—	—	2,365,763	22,291	2,388,054
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(2,504,914)	(1,972)	4,787,263	(52,041)	—	2,228,336	37,606	2,265,942
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	2,365,763	—	(2,504,914)	(1,972)	4,787,263	(52,041)	—	4,594,099	59,897	4,653,996
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	15,375	15,375	15	15,390
Stock option exercised during the year	—	13,233	—	—	—	(3,637)	—	—	—	—	—	—	—	9,596	—	9,596
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,776	12,776
Complementary dividends	—	—	—	—	—	(13)	—	—	—	—	—	—	—	(13)	—	(13)
Destination of net income proposed to the shareholders	—
Legal reserve	—	—	—	109,649	—	—	(109,649)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	172,792	—	(172,792)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	1,368,835	(1,368,835)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(714,487)	—	—	—	—	—	—	(714,487)	(65,175)	(779,662)
Balance as of December 31, 2020 (Note 24)	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	—	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2021 Changes in Equity
Net income	—	—	—	—	—	—	15,494,111	—	—	—	—	—	—	15,494,111	64,827	15,558,938
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(695,102)	1,907	1,699,980	252,357	—	1,259,142	(5,197)	1,253,945
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	15,494,111	—	(695,102)	1,907	1,699,980	252,357	—	16,753,253	59,630	16,812,883
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(138,193)	(138,193)	(59)	(138,252)
Stock option exercised during the year	—	76,900	—	—	—	67,029	—	—	—	—	—	—	—	143,929	53	143,982
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,962)	(18,962)
Complementary dividends	—	—	—	—	—	(528)	—	—	—	—	—	—	—	(528)	—	(528)
Destination of net income proposed to the shareholders	—
Legal reserve	—	—	—	756,334	—	—	(756,334)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	367,430	—	(367,430)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	9,014,747	(9,014,747)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	341,150	(341,150)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,014,450)	—	—	—	—	—	—	(5,014,450)	(54,234)	(5,068,684)
Balance as of December 31, 2021 (Note 24)	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	—	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2021, 2020 and 2019

In thousands of Brazilian reais (R$)

	Note	2021	2020	2019
Cash flows from operating activities
Net income for the year		15,558,938	2,388,054	1,216,887
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,658,561	2,499,104	2,074,295
Impairment of assets	28	—	411,925	—
Equity in earnings of unconsolidated companies	9	(563,158)	(152,569)	17,050
Exchange variation, net	30	108,373	204,291	247,555
Gains and losses on derivative financial instruments, net	30	(17,928)	774	15,118
Post-employment benefits		255,477	203,689	165,487
Long-term incentive plans		65,289	62,801	43,895
Income tax	8	4,713,630	1,107,624	457,833
(Gains) Losses on disposal of property, plant and equipment		(77,417)	(18,482)	2,129
Results in operations with subsidiary and joint ventures	3.4	162,913	—	—
Impairment of financial assets	5	(357)	64,132	21,044
Provision (reversal) of tax, civil, labor and environmental liabilities, net		125,641	477,518	38,417
Tax credits recovery	7	(1,182,082)	(1,358,744)	(402,499)
Interest income on short-term investments		(170,671)	(99,359)	(72,784)
Interest expense on loans	30	1,059,841	1,022,460	938,120
Interest on loans with related parties	20	(6,089)	(8,277)	(4,767)
(Reversal) Provision for net realisable value adjustment in inventory	6	(2,812)	(40,697)	24,665
		22,688,149	6,764,244	4,782,445
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(1,614,047)	(527,722)	656,831
(Increase) Decrease in inventories		(7,704,329)	(428,263)	1,556,713
Increase (Decrease) in trade accounts payable		2,534,329	1,014,800	(642,699)
Decrease in other receivables		290,658	369,076	146,825
(Decrease) Increase in other payables		(317,658)	182,934	(462,906)
Dividends from joint ventures		117,438	94,937	44,037
Purchases of short-term investments		(3,010,084)	(3,224,158)	(3,676,744)
Proceeds from maturities and sales of short-term investments		3,595,212	3,924,799	521,616
Cash provided by operating activities		16,579,668	8,170,647	2,926,118

Interest paid on loans and financing		(1,100,826)	(1,079,981)	(945,027)
Interest paid on lease liabilities	13	(68,789)	(61,727)	(83,620)
Income and social contribution taxes paid		(2,893,120)	(621,033)	(254,679)
Net cash provided by operating activities		12,516,933	6,407,906	1,642,792

Cash flows from investing activities
Purchases of property, plant and equipment	10	(3,026,023)	(1,650,778)	(1,746,600)
Proceeds from sales of property, plant and equipment, investments and other intangibles		82,635	61,275	21,805
Additions in other intangibles	12	(166,310)	(154,250)	(100,313)
Advance for future investment in joint venture		—	—	(94,687)
Capital decrease (increase) in joint venture	9	113,595	(42,782)	20,344
Payment for business combination	3.5	—	(442,542)	—
Net cash used by investing activities		(2,996,103)	(2,229,077)	(1,899,451)

Cash flows from financing activities
Dividends and interest on capital paid		(5,339,426)	(274,815)	(484,173)
Proceeds from loans and financing		609,703	3,120,745	5,585,573
Repayment of loans and financing		(5,116,621)	(5,084,028)	(4,885,083)
Leasing payment		(275,854)	(247,914)	(161,824)
Intercompany loans, net		139,556	(7,777)	(64,089)
Net cash used in financing activities		(9,982,642)	(2,493,789)	(9,596)

Exchange variation on cash and cash equivalents		5,262	290,512	17,763

(Decrease) Increase in cash and cash equivalents		(456,550)	1,975,552	(248,492)
Cash and cash equivalents at beginning of year		4,617,204	2,641,652	2,890,144
Cash and cash equivalents at end of year		4,160,654	4,617,204	2,641,652

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 — GENERAL INFORMATION

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 30, 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 — Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with and are in compliance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates significant to the Consolidated Financial Statements are stated in Note 2.17. The Consolidated Financial Statements have been prepared using historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2021.

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

2.3 — Financial Assets

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

d) Impairment of financial assets

The Company measures the impairment of financial assets in an amount equal to the Expected credit loss. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and supportable information that is significant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The impairment loss of financial assets was calculated based on the credit risk analysis, which includes the historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for the debts and the evaluation of the legal advisors and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect expected credit losses, which will be determined based on probabilities weighted. The Company presents the impairment of the financial assets in the Statement of Income in the line of Impairment of financial assets.

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

f) Offset

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

The prepayment is consistent with the principal and interest payments criterion if the prepayment amount represents, for the most part, unpaid principal and interest amounts on the outstanding principal amount - which may include additional compensation on the early termination of the contract.

2.4 — Inventories

Inventories are measured at the lower of historical cost of acquisition or production and net realizable value. The acquisition and production costs include transportation, storage and non-recoverable taxes.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and directly related selling expenses. Information regarding the allowance for adjustments to net realizable value is presented in Note 6.

2.5 — Property, Plant and Equipment

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

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that have a defined useful life are amortized over their useful lives using an amortization method that reflects the period of economic benefit use of the intangible asset to record amortization through the period of use of that intangible and is recorded in the cost of sales account. The intangible relationship with customers and suppliers is amortized based on an accelerated method that considers the expected future economic benefit provided over time by these new acquired customers and suppliers.

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Goodwill impairment, after recognized, is not allowed to be reversed, even if circunstances that resulted in the impairment changes. Other assets impairment may be reversed if circunstances that resulted in the impairment no longer exists, but in these circumstances the reversal of impairment is limited to the residual depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded.

The Company does not believe there is a reasonable likelihood that a material change in the estimates or assumptions used to calculate long-lived asset impairment losses may occur. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

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

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described at Notes 21 and 26.

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

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, the Company and its actuary use other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

2.12 — Other Current and Non-current Assets and Liabilities

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

2.14 — Dividends and Interest on equity

The bylaws of Gerdau S.A. requires dividends of not less than 30% of the annual net income adjusted by 5% representing the constitution of legal reserve, and the constitution of tax incentives reserve; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. Revenues from sales of products are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The related costs of freight are included in cost of sales.

2.16 — Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are recorded as expense. Liabilities are recorded when environmental assessments or remedial efforts are probable, and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions significant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

2.17 — Use of Judgements and Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to the recoverable amount of long-lived assets (Note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (Note 19), recoverability of deferred tax assets (Note 8), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (Note 21), and long-term incentive plans through the selection of the evaluation model and rates (Note 26). Actual results could differ from those estimates.

2.18 — Business Combinations for the Financial Statements

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

c) Increases/decreases in non-controlling interests

Subsequent increases/decreases in interest in subsidiaries, after the Company has obtained control, are treated as acquisitions/reductions of shares from non-controlling shareholders. The identifiable assets and liabilities of the acquired entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions/reductions and the net amount disbursed/received from the Company's proportional portion is recorded in equity.

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

2.19 — Segment Information

The bodies responsible for making operational decisions, allocating resources and evaluating performance include the Board of Executive Officers and the Board of Directors. The information presented to the senior management with the respective performance of each segment is derived from the records kept in accordance with IFRS, with some reallocations between the segments.

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

2.21 — Long-term incentive plans

The Company settles its Long-term incentive plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company granted the following long-term incentive plans: Restricted Shares and Performance Shares, as presented in Note 26.

2.22 — Leasing Operations

The Company, as a lessee, recognizes a right-of-use asset that represents its right to use the leased asset and a lease liability that represents its obligation to make lease payments. Exemptions are available for short-term leases and low-value items. The Company recognizes new assets and liabilities for its operating leases. The Company recognizes a depreciation of rights of use assets and financial expense on lease obligations. Variable elements of payments related to leases (such as, for example, a lease for machinery and/or equipment with parts of payments based on the productivity of the asset) are not considered in the calculation of the liability, being recorded as operating expense. The discount rates used by the Company were obtained in accordance with market conditions.

2.23 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2021 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2022 and/or after, as presented below.

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

-Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies. It clarifies aspects to be considered in the disclosure of accounting policies. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

-Amendment to IAS 8 – Definition of Accounting Estimates. It clarifies aspects to be considered in the definition of accounting estimates. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 16 - Leases. It clarifies aspects to be considered in rent concessions that have a direct relation with Covid-19 pandemic. This amendment to the standard is effective for fiscal years beginning on/or after April 1, 2021. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction. It clarifies aspects to be considered when recognizing deferred tax assets and liabilities related to taxable temporary differences and deductible temporary differences. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

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

The demand for steel products is directly linked to the general economic activity in the international markets where the Company sells these products. A decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the Covid-19 pandemic and measures to contain it, may adversely affect the demand and the price of these products and have a significant effect.

The Company is following all Covid-19 prevention guidelines issued by the competent health agencies in the countries in which it operates. For this reason, the Company has adopted a series of measures to mitigate the risk of transmission in the workplace, such as using home office, creating crisis committees, canceling national and international trips and participation in external events. The Company also reinforces that the health and safety of people are non-negotiable values. The Company has monitored the evolution of the pandemic scenario and the impacts that this situation brings to the routines of employees, their families and, also, to the business.

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

2.24.1 Main associated risks

a) Risk of impairment losses - Goodwill and Other Long-lived Assets

The recoverability of goodwill and other long-lived assets is assessed based on the analysis and identification of facts or circumstances that may cause the need to perform the recoverability test. The Company carried out impairment tests on goodwill and other long-lived assets, which results are presented in Note 28.

b) Liquidity risk and the Company's ability to meet its financial obligations

The long-term portion of loans and financing (Note 15) and debentures (Note 16) has its most significant maturities as from 2026. In addition, the Company's management constantly monitors liquidity risk through the management of its cash and cash equivalents and financial investments (Note 4) and the availability of credit lines and guaranteed accounts that allow it to manage its level of indebtedness (Note 15).

c) Risk of losses due to the non-recoverability of financial assets

The losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debts and the assessment of management with input from legal advisors, and is considered sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect expected credit losses, which are determined based on in weighted and measured probabilities in an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

The Company will continue, throughout 2022, our constant monitoring of the market in order to identify any deterioration, especially as a result of the Covid-19 pandemic, a significant drop in demand from the steel consuming sectors (notably automotive and construction), significant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts receivable from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may result in losses due to the non-recoverability of financial assets, notably accounts receivable from customers.

d) Risk of losses based on the net realizable value in inventories

Inventories are valued based on the lowest value between the historical cost of acquisition and production and the net realizable value. The acquisition and production cost is increased by expenses related to transport, storage and non-recoverable taxes. The net realizable value is the estimated sale price in the normal course of business, less estimated costs for completion and directly related selling expenses. Information regarding the breakdown of the net realizable value is shown in Note 6. The Company used the estimated sale price in the normal course of business as a premise of the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates.

e) Risk on recoverability analysis of deferred tax assets

In December 2021, the Company prepared analysis on the recoverability of deferred tax balances related to tax losses and negative social contribution base, which were approved by the Board of Directors and are based on its business plans and in line with the other projections used by the Company as, for example, in asset impairment tests. Eventual changes that deteriorate the economic and business environment, especially as a result of the Covid-19 pandemic, if manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, may lead the Company to review its projections and, eventually, may affect the maintenance of deferred tax assets in the Company's Financial Statements.

f) Continuity risk

The risks arising from disease outbreaks and health epidemics, notably those arising from the Covid-19 pandemic, can contribute significantly to the deterioration of economic conditions in Brazil and globally and could, among other consequences, (i) negatively impact further global demand for steel or even lower market prices for products, which may result in a continued reduction in the Company's sales, operating income and cash flows; (ii) making it more difficult or costly to obtain financing for operations or refinance debt in the future; (iii) impair the financial condition of some of the customers and suppliers; and (iv) reduce investment programs. The Company constantly monitors the risks of commodity prices, interest rates and exchange rates, credit risk management and capital management (Note 17.c).

The Company believes that it has no evidence of any risk of operational continuity, however, changes that deteriorate the economic and business environment, or significant changes in the economy or financial market that result in increased risk perception or reduced liquidity and capacity to refinancing, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may lead the Company to revise its projections and, eventually, may affect the Company's ability to meet its obligations and / or lead to the recognition of impairment of assets.

NOTE 3 — CONSOLIDATED FINANCIAL STATEMENTS

3.1 — Subsidiaries

Listed below are the significant consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2021	2020	2019
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.83
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.82	99.82
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	70.62	89.26	96.96
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V. and subsidiary (5)	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (6)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries(7)	Brazil	100.00	—	—

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**)	The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 73.54% in 2021, 92.58% in 2020 and 98.07% in 2019.
(1)	Subsidiaries: Gerdau Ameristeel US Inc., Chaparral Steel Company.
(2)	Subsidiaries: Gerdau Açominas Overseas Ltd. and Siderúrgica Latino-Americana S.A.
(3)	Subsidiary: Gerdau MacSteel Inc.
(4)	Fixed-income investment fund managed by Bank JP Morgan S.A.
(5)	Subsidiary: GTL Servicios Administrativos México, S.A. de C.V.
(6)	Subsidiary: Siderco S.A.
(7)	Subsidiaries: G2L Logística Ltda, G2base Fundações e Contenções Ltda and Gerdau Grafeno Ltda.

In March 2022, the Company sold 100% of its interest in the subsidiary Sizuca - Siderúrgica Zuliana C.A., located in Venezuela.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	2021	2020	2019
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	70.00	70.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50	27.50

(*)   The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

As a result of the corporate reorganization described in Note 3.4, the Company increased its interest in Gerdau Corsa from 70% to 75%, maintaining joint control of this company together with Grupo Córdova. The amount of the additional interest in Gerdau Corsa was R$ 511,514 and it was recorded in the investment account, as described in Note 9.

The summarized financial information of these joint ventures, accounted for under the equity method, is shown on a combined basis as follows:

	Joint ventures
	2021	2020	2019
Net income (loss)	959,116	249,158	(21,548)
Total comprehensive income (loss)	959,116	249,158	(21,548)

During the year of 2019, the Company made a capital increase in the company Gerdau Corsa S.A.P.I. of C.V. in the amount of R$ 463,990, which resulted in the change of the participation held by the Company in this company to 70.0%, maintaining joint control, according to the shareholders' agreement.

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)
Associate company	Country	2021	2020	2019
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82

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

The summarized financial information of the associate companies, accounted for under the equity method, is shown on a combined basis as follows:

	Associate company
	2021	2020	2019
Net income	37,231	42,008	31,249
Total comprehensive income	37,231	42,008	31,249

During the year of 2019 the associate company Corsa Controladora, S.A. de C.V. was merged into the joint venture Gerdau Corsa S.A.P.I. de C.V.

3.4 — Results in operations with subsidiary and joint ventures

On November 30, 2021, the Company, together with Grupo Córdova (comprised of Corcre, S.A.P.I. de C.V. and Juan Angel Córdova Creel), concluded the stages of the corporate reorganization of operations in Mexico involving its subsidiary Sidertúl, S.A. de C.V. ( Sidertúl) and the joint venture Gerdau Corsa, S.A.P.I. de C.V. (Gerdau Corsa) and its subsidiary Aceros Corsa, S.A. de C.V. (Aceros Corsa). The corporate reorganization was approved by the shareholders of the companies involved, as well as by the Comisión Federal de Competencia Económica – COFECE and took effect as of December 1, 2021. The corporate reorganization of the companies Sidertúl and Aceros Corsa by Gerdau Corsa is part of the process of reorganization and simplification of the corporate structure in Mexico, with the objective of: (i) strengthening the financial structure of Gerdau Corsa, with the reduction of leverage and financial expenses; (ii) centralizing the main business activities, generating greater operational efficiency for the companies involved; and (iii) optimizing internal processes, creating synergy in activities and economies of scale by reducing administrative, operational and tax costs. Additionally, the corporate reorganization reinforces the Company's commitment to its operations in Mexico. As a result of the corporate reorganization, the Company increased its interest in Gerdau Corsa from 70% to 75%, maintaining joint control of this company with Grupo Córdova.

As a result of this corporate reorganization of operations in Mexico, the Company recognized a gain of R$ 193,651, which is calculated as the difference between the carrying amount and the fair value of Sidertúl and R$ 193,334 for the recycling to income of the cumulative translation adjustments, which is required as the Company lost Sidertúl control, as presented in the statement of comprehensive income. The corporate reorganization resulted in the loss of control of Sidertúl and as required by IFRS, the Company carried out a proportional write-off of goodwill from the North America segment in the amount of R$ 549,898, as described in Note 11, measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. The net result of this corporate reorganization was an expense of R$ 162,913 recognized in the line of Results in operations with subsidiary and joint ventures.

3.5 — Acquisition of subsidiary

On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos SA, concluded, after complying with the respective precedent conditions, including the approval of the Administrative Council for Economic Defense - CADE, the acquisition of 96.35% of the total and voting shares issued by Siderúrgica Latino-Americana S.A. (“Silat”) for R$ 475,961, using cash resources. Silat is in Caucaia, in the metropolitan region of Fortaleza, State of Ceará and has an annual installed capacity of 600 thousand tons of long steel rolled. Through this transaction, Gerdau reinforces its long-term strategy and its position in the steel value chain through investments and acquisitions. The addition of this new unit helps the Company in the supply equation for the Brazilian market as a whole, as it is associated with our other capacities in the Northeast and Southeast regions.

The Company concluded the fair value assessment of the assets and liabilities of Silat and the following table summarizes the fair value of such assets and liabilities at the date of business combination:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Cash and cash equivalents	33,419	—	33,419
Trade accounts receivable - net	13,190	—	13,190
Inventories	24,160	—	24,160
Other current assets	11,091	—	11,091
Property, plant and equipment	233,541	253,216	486,757
Other non-current assets	34,410	—	34,410
Current liabilities	(26,638)	—	(26,638)
Non-current liabilities	(359)	(86,093)	(86,452)
Non-controlling interest	(5,395)	(6,100)	(11,495)
Assets (Liabilities)	317,419	161,023	478,442
Negative Goodwill	—	(2,481)	(2,481)
Net assets	317,419	158,542	475,961

Amounts related to net sales and accounts receivables, attributed to Silat and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Silat, since the acquisition date until December 31, 2020, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended December 31, 2020, had it been acquired at the beginning of that period, would not have been material. The negative goodwill of R$2,481 was recorded in the Other operating income line in the Statements of Income.

3.6 - Total purchase price considered for the 2020 acquisition

Subsidiary acquired	2020
Siderúrgica Latino-Americana S.A.	475,961
Total consideration paid	475,961
Less: Cash and cash equivalents of acquired subsidiary	(33,419)
442,542

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2021	2020
Cash	14,667	9,060
Banks and immediately available investments	4,145,987	4,608,144
Cash and cash equivalents	4,160,654	4,617,204

Immediately available investments include investments with maturity up to 90 days at the time of acquisition, immediate liquidity and low risk of fair value variation.

	2021	2020
Short-term investments	2,626,212	3,041,143

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2021	2020
Trade accounts receivable - in Brazil	2,640,011	2,081,740
Trade accounts receivable - exports from Brazil	249,834	26,121
Trade accounts receivable - outside of Brazil	2,632,002	1,766,555
(-) Impairment loss on trade receivables	(107,772)	(137,146)
	5,414,075	3,737,270

Accounts receivable by aging are as follows:

	2021	2020
Current	4,646,175	3,466,000
Past-due:
Up to 30 days	494,866	259,756
From 31 to 60 days	139,415	48,905
From 61 to 90 days	32,245	9,355
From 91 to 180 days	169,959	13,636
From 181 to 360 days	8,220	15,899
Above 360 days	30,967	60,865
(-) Impairment on financial assets	(107,772)	(137,146)
	5,414,075	3,737,270

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2019	(158,157)
Impairment on financial assets during the year	(81,243)
Recoveries in the year	60,199
Write-offs	78,635
Exchange variation	2,487
Balance as of December 31, 2019	(98,079)
Impairment on financial assets during the year	(148,548)
Recoveries in the year	84,416
Write-offs	36,210
Exchange variation	(11,145)
Balance as of December 31, 2020	(137,146)
Impairment on financial assets during the year	(55,731)
Recoveries in the year	56,088
Write-offs	9,892
Loss of control of subsidiary (note 3.4)	23,203
Exchange variation	(4,078)
Balance as of December 31, 2021	(107,772)

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

NOTE 6 — INVENTORIES

	2021	2020
Finished products	7,209,379	3,894,698
Work in progress	3,453,948	2,045,158
Raw materials	3,994,655	1,934,958
Storeroom supplies	1,061,666	786,401
Imports in transit	1,145,215	514,321
(-) Allowance for adjustments to net realizable value	(3,375)	(6,119)
	16,861,488	9,169,417

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2019	(13,704)
Provision for the year	(46,693)
Reversal of adjustments to net realizable value	22,028
Exchange rate variation	(939)
Balance as of December 31, 2019	(39,308)
Provision for the year	(6,562)
Reversal of adjustments to net realizable value	47,259
Exchange rate variation	(7,508)
Balance as of December 31, 2020	(6,119)
Provision for the year	(6,331)
Reversal of adjustments to net realizable value	9,143
Exchange rate variation	(68)
Balance as of December 31, 2021	(3,375)

NOTE 7 — TAX CREDITS

	2021	2020
Current
ICMS (state VAT)	155,373	297,926
Social security financing	1,456,593	632,927
Financing of social integration program	226,477	171,724
IPI (federal VAT)	67,166	38,174
IVA (value-added tax)	126,281	24,500
Others	51,995	36,061
	2,083,885	1,201,312

Non-current
ICMS (state VAT)	85,512	64,163
Social security financing	238	441,111
Financing of social integration program and Others	38,850	158,771
	124,600	664,045
	2,208,485	1,865,357

The estimates of realization of non-current tax credits are as follows:

	2021	2020
2022	—	584,145
2023	64,426	22,433
2024	40,853	8,054
2025	11,660	49,413
2026 on	7,661	—
	124,600	664,045

NOTE 8 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IRPJ) and social contribution (CSLL), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2021, 2020 and 2019. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2021	2020	2019
Income (loss) before income taxes	20,272,568	3,495,678	1,674,720
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(6,892,673)	(1,188,531)	(569,405)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	403,431	530,715	75,428
- Equity in earnings of unconsolidated companies	191,474	51,873	(5,797)
- Interest on equity*	406,022	98,739	69
- Interests on tax lawsuits**	551,624	—	—
- Tax credits and incentives	112,521	31,800	8,852
- Deferred tax assets not recognized / Realization, net	482,497	(587,917)	1,097
- Other permanent differences, net	31,474	(44,303)	31,923
Income and social contribution taxes	(4,713,630)	(1,107,624)	(457,833)
Current	(4,306,223)	(908,051)	(240,400)
Deferred	(407,407)	(199,573)	(217,433)

* Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long-Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

** On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the period, related to the tax credit arising from the final and unappealable decision of the actions that discussed the inclusion of ICMS in the PIS/COFINS calculation basis.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2020	income	Others	Income	December 31, 2021

Tax loss carryforward	1,220,485	(556,480)	(24,312)	10,156	649,849
Social contribution tax losses	290,276	(187,814)	20,625	—	123,087
Provision for tax, civil and labor liabilities	385,463	37,256	—	33	422,752
Benefits granted to employees	392,257	(35,812)	—	(57,828)	298,617
Other temporary differences	501,114	(144,352)	—	2,312	359,074
Deferred exchange variance*	1,057,541	511,763	—	7	1,569,311
Provision for losses	35,520	6,576	—	(5,832)	36,264
Fair value adjustments on businesses acquired	(550,864)	(38,544)	—	(39,213)	(628,621)
	3,331,792	(407,407)	(3,687)	(90,365)	2,830,333

Non-current assets	3,393,354				2,929,308
Non-current liabilities	(61,562)				(98,975)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of	Recognized in	Acquisition of	Comprehensive	Balance as of
	December 31, 2019	income	subsidiary	Income	December 31, 2020

Tax loss carryforward	1,341,464	(157,207)	—	36,228	1,220,485
Social contribution tax losses	350,810	(60,534)	—	—	290,276
Provision for tax, civil and labor liabilities	242,794	140,871	—	1,798	385,463
Benefits granted to employees	294,031	(6,848)	—	105,074	392,257
Other temporary differences	575,719	(114,627)	—	40,022	501,114
Deferred exchange variance*	1,177,428	(119,178)	—	(709)	1,057,541
Provision for losses	23,618	11,740	—	162	35,520
Fair value adjustments on businesses acquired	(452,058)	106,210	(86,093)	(118,923)	(550,864)
	3,553,806	(199,573)	(86,093)	63,652	3,331,792

Non-current assets	4,071,219				3,393,354
Non-current liabilities	(517,413)				(61,562)
*	Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of	Recognized in		Comprehensive	Balance as of
	January 1, 2019	income	Others	Income	December 31, 2019

Tax loss carryforward	1,339,933	4,781	(36,226)	32,976	1,341,464
Social contribution tax losses	337,258	13,552	—	—	350,810
Provision for tax, civil and labor liabilities	270,417	(27,848)	—	225	242,794
Benefits granted to employees	286,494	(29,739)	—	37,276	294,031
Other temporary differences	525,818	73,067	—	(23,166)	575,719
Deferred exchange variance*	1,284,377	(106,640)	—	(309)	1,177,428
Provision for losses	83,837	(75,142)	—	14,923	23,618
Fair value adjustments on businesses acquired	(372,448)	(69,464)	—	(10,146)	(452,058)
	3,755,686	(217,433)	(36,226)	51,779	3,553,806

Non-current assets	3,874,054				4,071,219
Non-current liabilities	(118,368)				(517,413)
*	Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

The recoverability analysis of deferred tax balances related to tax loss carryforward and social contribution tax losses performed by the Company and approved by its Board of Directors are based on its business plans and aligned with other projections and analysis performed by the Company as, for example, the impairment of assets tests.

c) Unrecognized deferred income tax assets:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$240,231 (R$764,845 on December 31, 2020), which do not have an expiration date. The subsidiaries abroad had R$1,256,438 (R$1,180,067 as of December 31, 2020) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$1,285,373 (R$1,623,459 as of December 31, 2020), which expire at various dates between 2022 and 2040.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments in	Investments in	Investments in
	North America	South America	Special Steel	Others	Total
Balance as of January 1, 2019	301,272	701,233	213,899	151,398	1,367,802
Equity in earnings	(111,637)	66,468	6,779	21,340	(17,050)
Other comprehensive income	28,182	21,282	3,523	2,051	55,038
Capital increase	463,990	—	—	7,000	470,990
Capital reduction	—	(20,344)			(20,344)
Dividends/Interest on equity	—	(20,247)	—	(23,790)	(44,037)
Balance as of December 31, 2019	681,807	748,392	224,201	157,999	1,812,399
Equity in earnings	23,494	99,913	8,900	20,262	152,569
Other comprehensive income	165,479	195,286	(1,949)	—	358,816
Capital increase	42,782	-	—	—	42,782
Dividends/Interest on equity	(5,223)	(67,546)	—	(22,168)	(94,937)
Balance as of December 31, 2020	908,339	976,045	231,152	156,093	2,271,629
Equity in earnings	279,948	268,291	28,831	(13,912)	563,158
Other comprehensive income	173,934	52,278	710	(1,415)	225,507
Capital increase	—	—	—	27,500	27,500
Capital decrease	—	(141,095)	—	—	(141,095)
Results in operations with subsidiary and joint ventures (note 3.4)	511,514	—	—	—	511,514
Dividends/Interest on equity	(2,460)	(84,186)	(9,025)	(21,767)	(117,438)
Balance as of December 31, 2021	1,871,275	1,071,333	251,668	146,499	3,340,775

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Cost of the property, plant, and equipment	buildings	and installations	equipment	construction	Other	Total
Balances as of January 1, 2019	8,700,749	29,608,998	753,078	1,021,247	988,114	41,072,186
Additions	28,449	76,756	13,955	1,506,343	121,097	1,746,600
Capitalized interest	—	—	—	24,676	—	24,676
Transfers	115,452	884,161	24,037	(1,038,693)	15,043	—
Disposals	(54,699)	(165,139)	(1,890)	(40,314)	(105,643)	(367,685)
Foreign exchange effect	122,992	626,432	13,369	42,470	10,797	816,060
Balances as of December 31, 2019	8,912,943	31,031,208	802,549	1,515,729	1,029,408	43,291,837
Additions	50,848	98,372	9,765	1,369,947	121,846	1,650,778
Capitalized interest	—	—	—	24,622	—	24,622
Transfers	207,551	695,512	13,653	(939,231)	22,515	—
Disposals	(226,920)	(505,580)	(11,487)	—	(144,153)	(888,140)
Business Combination	275,076	173,453	29	36,563	1,636	486,757
Impairment of non-financial assets	(198,196)	(213,729)	—	—	—	(411,925)
Foreign exchange effect	918,554	3,621,233	107,634	246,575	47,285	4,941,281
Balances as of December 31, 2020	9,939,856	34,900,469	922,143	2,254,205	1,078,537	49,095,210
Additions	20,661	159,387	21,595	2,649,417	174,963	3,026,023
Capitalized interest	—	—	—	32,876	—	32,876
Transfers	224,789	1,125,706	48,827	(1,405,597)	6,275	—
Disposals	(41,475)	(383,593)	(2,982)	(19,462)	(87,574)	(535,086)
Loss of control of subsidiary (note 3.4)	(168,222)	(414,955)	(2,545)	(7,143)	(5,367)	(598,232)
Foreign exchange effect	245,005	1,476,437	32,978	116,633	18,088	1,889,141
Balances as of December 31, 2021	10,220,614	36,863,451	1,020,016	3,620,929	1,184,922	52,909,932

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Accumulated depreciation	buildings	and installations	equipment	construction	Other	Total
Balances as of January 1, 2019	(4,181,805)	(20,366,821)	(686,946)	—	(290,133)	(25,525,705)
Depreciation	(295,615)	(1,136,040)	(33,143)	—	(112,384)	(1,577,182)
Transfers	—	(20)	—	—	20	—
Disposals	38,826	145,019	1,818	—	105,272	290,935
Foreign exchange effect	(74,868)	(483,549)	(12,151)	—	(7,824)	(578,392)
Balances as of December 31, 2019	(4,513,462)	(21,841,411)	(730,422)	—	(305,049)	(27,390,344)
Depreciation	(413,252)	(1,354,559)	(37,616)	—	(100,210)	(1,905,637)
Disposals	223,174	497,434	11,169	—	128,833	860,610
Foreign exchange effect	(440,999)	(2,835,685)	(100,806)	—	(29,434)	(3,406,924)
Balances as of December 31, 2020	(5,144,539)	(25,534,221)	(857,675)	—	(305,860)	(31,842,295)
Depreciation	(383,122)	(1,468,513)	(41,973)	—	(163,803)	(2,057,411)
Transfers	6,693	(1,201)	—	—	(5,492)	—
Disposals	23,046	369,173	2,981	—	86,064	481,264
Loss of control of subsidiary (note 3.4)	84,286	332,312	2,542	—	3,462	422,602
Foreign exchange effect	(126,758)	(1,006,607)	(28,879)	—	(10,062)	(1,172,306)
Balances as of December 31, 2021	(5,540,394)	(27,309,057)	(923,004)	—	(395,691)	(34,168,146)

Net property, plant and equipment
Balances as of December 31, 2019	4,399,481	9,189,797	72,127	1,515,729	724,359	15,901,493
Balances as of December 31, 2020	4,795,317	9,366,248	64,468	2,254,205	772,677	17,252,915
Balances as of December 31, 2021	4,680,220	9,554,394	97,012	3,620,929	789,231	18,741,786

The average rate of capitalized interest in 2021 was 3.3% (3.8% in 2020 and 6.0% in 2019).

The following useful lives are used to calculate depreciation:

Useful lives of
property,
plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees —property, plant and equipment were not offered as collateral for loans and financing in 2021, 2020 and 2019.

c) Impairment of property, plant and equipment — As of December 31, 2021, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$352,287 for land, buildings and construction (R$345,087 as of December 31, 2020), R$622,382 for machines, equipment and installations (R$710,476 as of December 31, 2020), R$543,726 for Property, plant and equipment under construction (R$543,726 as of December 31, 2020).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2019	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	661,247	(304,326)	356,921
Balance as of December 31, 2019	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	4,976,383	(2,342,175)	2,634,208
Balance as of December 31, 2020	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	1,469,190	(595,284)	873,906
Results in operations with subsidiary and joint ventures (note 3.4)	(549,898)	—	(549,898)
Balance as of December 31, 2021	23,340,880	(10,913,353)	12,427,527

The amounts of goodwill by segment are as follows:

	2021	2020	2019
Brazil	373,135	373,135	373,135
Special Steel	4,111,619	3,828,841	2,969,752
North America	7,942,773	7,901,543	6,126,424
	12,427,527	12,103,519	9,469,311

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships with customers and suppliers recognized upon business combinations and software development, with application in the management of the business:

			Customer
	Supplier	Software	contracts and
	relationships	development	relationships	Others	Total
Balance as of January 01, 2019	26,719	415,640	387,299	6,438	836,096
Foreign exchange effect	—	6,137	12,586	472	19,195
Acquisition	—	100,313	—	—	100,313
Amortization	(5,304)	(157,278)	(116,462)	(3,298)	(282,342)
Balance as of December 31, 2019	21,415	364,812	283,423	3,612	673,262
Foreign exchange effect	—	42,890	83,806	1,074	127,770
Acquisition	—	154,250	—	—	154,250
Amortization	(4,637)	(188,083)	(136,525)	(3,459)	(332,704)
Balance as of December 31, 2020	16,778	373,869	230,704	1,227	622,578
Foreign exchange effect	—	17,609	13,247	33	30,889
Acquisition	—	166,310	—	—	166,310
Amortization	(4,055)	(177,674)	(127,028)	(1,260)	(310,017)
Balance as of December 31, 2021	12,723	380,114	116,923	—	509,760

Estimated useful lives	5 to 20 years	up to 5 years	5 to 20 years	5 years

The composition of other intangible assets by segment is as follows:

	2021	2020	2019
Brazil	207,053	220,303	238,243
Special Steel	130,719	156,557	132,934
South America	1,039	1,534	1,729
North America	170,949	244,184	300,356
	509,760	622,578	673,262

NOTE 13 — LEASING

a) Summary of changes in the leasing assets:

		Machines, equipment,	Data electronic
Right-of-use Cost	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2019	243,250	436,401	106,787	49,930	836,368
Additions	14,062	117,653	742	11,064	143,521
Disposals	(10,493)	(22,993)	(162)	(1,907)	(35,555)
Remeasurements	33,322	(2,346)	—	1,236	32,212
Foreign exchange effect	3,853	4,571	46	2,119	10,589
Balances as of December 31, 2019	283,994	533,286	107,413	62,442	987,135
Additions	5,670	185,116	175	43,862	234,823
Disposals	(14,583)	(14,846)	—	(1,176)	(30,605)
Remeasurements	111	(3,035)	12,548	69	9,693
Foreign exchange effect	26,748	37,809	340	15,747	80,644
Balances as of December 31, 2020	301,940	738,330	120,476	120,944	1,281,690
Additions	48,504	135,652	291	36,599	221,046
Disposals	(5,621)	(109,947)	(151)	(22,066)	(137,785)
Remeasurements	40,024	55,866	6,456	4,045	106,391
Loss of control of subsidiary (note 3.4)	—	(2,894)	(302)	—	(3,196)
Foreign exchange effect	8,152	13,828	111	8,599	30,690
Balances as of December 31, 2021	392,999	830,835	126,881	148,121	1,498,836

		Machines, equipment,	Data electronic
Accumulated depreciation	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2019	—	—	—	—	—
Depreciation	(50,080)	(127,399)	(15,419)	(21,873)	(214,771)
Disposals	1,330	4,250	32	976	6,588
Foreign exchange effect	(733)	(128)	(9)	(768)	(1,638)
Balances as of December 31, 2019	(49,483)	(123,277)	(15,396)	(21,665)	(209,821)
Depreciation	(51,451)	(166,741)	(15,459)	(27,110)	(260,761)
Disposals	8,601	13,453	—	1,027	23,081
Foreign exchange effect	(5,286)	(8,091)	(70)	(5,431)	(18,878)
Balances as of December 31, 2020	(97,619)	(284,656)	(30,925)	(53,179)	(466,379)
Depreciation	(59,284)	(186,300)	(13,800)	(31,750)	(291,134)
Disposals	3,668	108,532	97	21,334	133,631
Loss of control of subsidiary (note 3.4)	—	1,860	230	—	2,090
Foreign exchange effect	(3,574)	(7,889)	(45)	(3,792)	(15,300)
Balances as of December 31, 2021	(156,809)	(368,453)	(44,443)	(67,387)	(637,092)

Right-of-use Assets
Balances as of December 31, 2019	234,511	410,009	92,017	40,777	777,314
Balances as of December 31, 2020	204,321	453,674	89,551	67,765	815,311
Balances as of December 31, 2021	236,190	462,382	82,438	80,734	861,744

b) Leasing payable:

Leasing payments are presented in the Statement of Cash Flow.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company's credit spread, where on December 31, 2021 the discount rates were between 3.5% p.a. to 16.3% p.a. (3.7% p.a. to 10.8% p.a. in December 31, 2020), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2021	2020
2021	—	231,703
2022	275,086	193,314
2023	211,576	140,019
2024	127,718	90,812
2025	88,682	65,561
2026 on	215,303	135,065
	918,365	856,474

Leasing payable
Current	275,086	231,703
Non-current	643,279	624,771

Financial expense for the years ended on December 31, 2021 and 2020	68,789	61,727

NOTE 14 – TRADE ACCOUNTS PAYABLE

	2021	2020
Trade accounts payable - domestic market	5,230,270	3,941,924
Trade accounts payable - debtor risk	807,915	726,045
Trade accounts payable - intercompany	47,597	8,958
Trade accounts payable - imports	1,931,358	761,026
	8,017,140	5,437,953

The Company has contracts with financial institutions in order to allow its suppliers to receive in advance their receivables through an operation called "Trade accounts payable - debtor risk". In this operation, the suppliers transfer the right to receive their receivables to a financial institution, which in turn, becomes the holder of the rights to the suppliers' receivables. The Company constantly monitors the composition of the portfolio and the conditions established with its suppliers, which have not resulted in significant changes in relation to what had been practiced historically.

NOTE 15 – SHORT-TERM DEBT AND LONG-TERM DEBT

Loans and financing are as follows:

	2021	2020
Working capital	480,905	1,178,557
Financing of property, plant and equipment and others	102,232	333,797
Ten/Thirty Year Bonds	10,526,649	13,100,580
Total Loans and Financing	11,109,786	14,612,934
Current	234,537	1,424,043
Non-current	10,875,249	13,188,891

Principal amount of loans and Financing	10,952,983	14,413,188
Interest accrued of loans and Financing	156,803	199,746
Total	11,109,786	14,612,934

(*) Weighted average effective interest costs on December 31, 2021, which represents total of 5.76%.

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2021	2020
Brazilian Real (BRL)	461,187	1,245,988
U.S. Dollar (USD)	10,535,532	13,366,946
Other currencies	113,067	—
	11,109,786	14,612,934

The amortization schedules of long-term loans and financing are as follows:

	2021	2020
2022	—	5,210
2023	1,115,211	2,108,324
2024	878,044	1,813,225
2025	405,788	682,422
2026 on	8,476,206	8,579,710
	10,875,249	13,188,891

a) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$4,464 million as of December 31, 2021). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of December 31, 2021, the outstanding balance of this credit facility was US$ 85 million (equivalent to R$ 474 million as of December 31, 2021).

b) Significant funding and settlements of financing in 2021

During the 4th quarter of 2021, the Company repurchased Bonds, maturing in 2023, 2024 and 2027, in the total principal amount of US$ 395.8 million (equivalent to R$ 2,208 million). Additionally, the subsidiary Gerdau Açominas S.A. effected the early settlement of two bilateral loans in the total amount of R$ 775 million with the banks Santander and Bank of America.

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2021
Issuance	Meeting	Issued	Held in treasury	Maturity	2021	2020
14th	August 26, 2014	20,000	20,000	August 30, 2024	—	—
15th	November 09, 2018	1,500,000	—	November 21, 2022	1,513,958	1,500,985
16th - A	April 25, 2019	600,000	—	May 6, 2023	607,031	600,759
16th - B	April 25, 2019	800,000	—	May 6, 2026	808,918	800,673
Total Consolidated					2,929,907	2,902,417

Current					1,531,956	7,463
Non-current					1,397,951	2,894,954

The amortization schedules of long-term are as follows:

	2021	2020
2022	—	1,497,760
2023	599,390	598,960
2026	798,561	798,234
	1,397,951	2,894,954

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average interest rate was 4.62% for the year ended on December 31, 2021 (2.90% for the year ended on December 31, 2020).

NOTE 17 — FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries maintain transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, fair value of derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

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

b) Fair Value  — the Fair Value of the financial instruments is as follows:

	2021		2020
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,626,212	2,626,212	3,041,143	3,041,143
Related parties	2,678	2,678	134,354	134,354
Fair value of derivatives	3,246	3,246	—	—
Other current assets	679,193	679,193	591,523	591,523
Other non-current assets	571,637	571,637	590,864	590,864
Liabilities
Loans and Financing	11,109,786	12,630,940	14,612,934	17,014,948
Debentures	2,929,907	2,911,424	2,902,417	2,775,619
Related parties	24,648	24,648	22,855	22,855
Fair value of derivatives	—	—	971	971
Obligations with FIDC (current liabilities)	45,497	45,497	944,513	944,513
Other current liabilities	1,090,396	1,090,396	797,082	797,082
Obligations with FIDC (non-current liabilities)	—	—	42,893	42,893
Other non-current liabilities	421,873	421,873	514,886	514,886

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially like those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 17.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets and may contract financial derivatives for proper protection.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may contract interest rate swaps in order to reduce this risk.

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (Notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 24). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long-term, the Company seeks to remain within the parameters below, admitting occasional variations in the short-term:

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

	2021
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	8,017,140	8,017,140	—	—	—
Loans and financing	17,885,671	851,225	2,227,608	2,308,361	12,498,477
Debentures	3,492,689	1,802,373	780,537	111,218	798,561
Related parties	24,648	—	—	—	24,648
Obligations with FIDC	45,497	45,497	—	—	—
Other current liabilities	1,090,396	1,090,396	—	—	—
Other non-current liabilities	421,873	—	35,406	—	386,467
	30,977,914	11,806,631	3,043,551	2,419,579	13,708,153

	2020
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable	5,437,953	5,437,953	—	—	—
Loans and financing	21,962,204	2,131,402	3,465,577	3,531,312	12,833,913
Debentures	3,077,960	66,145	2,174,184	32,604	805,027
Related parties	22,855	—	—	—	22,855
Obligations with FIDC	987,406	944,513	42,893	—	—
Other current liabilities	797,082	797,082	—	—	—
Other non-current liabilities	514,886	—	41,805	—	473,081
	32,800,346	9,377,095	5,724,459	3,563,916	14,134,876

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2021	2020
Foreign currency sensitivity analysis	5%	19,036	15,057
Interest rate sensitivity analysis	10 bps	55,964	85,147
Sensitivity analysis of changes in prices of products sold	1%	783,451	438,147
Sensitivity analysis of changes in raw material and commodity prices	1%	437,210	269,454
Currency forward contracts	5%	—	3,703
Commodity contracts	5%	4,892	—

Foreign currency sensitivity analysis: As of December 31, 2021, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 19,036 after the effects arising from the changes in the net investment hedge described in Note 17.f - (R$ 15,047 as of December 31, 2020, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the net investment hedge, the variations are minimized when the exchange variation account and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any significant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 55,964 as of December 31, 2021 (R$ 85,147 as of December 31, 2020) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs of the year ended on December 31, 2021, totals R$ 783,451 (R$ 438,147 as of December 31, 2020) and the variation in the price of raw materials and other inputs totals R$ 437,210 as of December 31, 2021 (R$ 269,454 as of December 31, 2020). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real (Real), and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real represents an income of R$ 0 (R$3,703 as of December 31, 2020) and a 5% decrease in the Dollar against the Real represents an expense of the same amount. Forward contracts in Dollar/Real were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in Note 17.e.

Sensitivity analysis of commodity contracts: the Company has exposure to Commodity forward contracts (coal) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 4,892 (R$ 0 as of December 31, 2020), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. The commodity forward contracts to which the Company is exposed are presented in Note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair
2021	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	2,626,212	2,626,212
Fair value of derivatives	3,246	—	3,246
Related parties	2,678	—	2,678
Other current assets	679,193	—	679,193
Other non-current assets	479,971	91,666	571,637
Total	1,165,088	2,717,878	3,882,966
Financial income (expenses)	1,226,743	210,988	1,437,731

	Financial liability at fair
	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Loans and financing	—	11,109,786	11,109,786
Debentures	—	2,929,907	2,929,907
Related parties	—	24,648	24,648
Obligations with FIDC (current liabilities)	—	45,497	45,497
Other current liabilities	—	1,090,396	1,090,396
Other non-current liabilities	—	421,873	421,873
Total	—	15,622,107	15,622,107
Financial income (expenses)	(10,421)	(2,177,764)	(2,188,185)

		Financial asset at fair
2020	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	3,041,143	3,041,143
Related parties	134,354	—	134,354
Other current assets	591,523	—	591,523
Other non-current assets	530,864	60,000	590,864
Total	1,256,741	3,101,143	4,357,884
Financial income (expenses)	487,631	109,396	597,027

	Financial liability at fair
	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Loans and financing	—	14,612,934	14,612,934
Debentures	—	2,902,417	2,902,417
Related parties	—	22,855	22,855
Obligations with FIDC (current liabilities)	—	944,513	944,513
Other current liabilities	—	797,082	797,082
Obligations with FIDC (non-current liabilities)	—	42,893	42,893
Other non-current liabilities	—	514,886	514,886
Fair value of derivatives	971	—	971
Total	971	19,837,580	19,838,551
Financial income (expenses)	(1,632)	(2,294,102)	(2,295,734)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, interest rates and commodities prices. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company contracts derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

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

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentine peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2021	2020	2021	2020	2021	2020
Swap of interest rate

Maturity in 2022	buyed in US$	US$ 5.3 milion	US$ 9.9 milion	3,246	—	—	(971)

Total fair value of financial instruments				3,246	—	—	(971)

Fair value of derivatives	2021	2020
Current assets	3,246	—
	3,246	—
Fair value of derivatives
Current liabilities	—	971
	—	971

	2021	2020
Net Income
Gains on financial instruments	28,349	858
Losses on financial instruments	(10,421)	(1,632)
	17,928	(774)
Other comprehensive income
Gains (Losses) on financial instruments	1,907	(1,972)
	1,907	(1,972)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on debts in the amount of US$ 1.4 billion (designated as hedges) is recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 695,102 and R$2,504,914 as of December 31, 2021 and December 31,2020, respectively.

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

As of December 31, 2021, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2021 and December 31, 2020, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices in Non-Active
			Markets for Similar Assets
	Balance per financial statements		(Level 2)
	2021	2020	2021	2020

Current assets
Short-term investments	2,626,212	3,041,143	2,626,212	3,041,143
Fair value of derivatives	3,246	—	3,246	—
Other current assets	679,193	591,523	679,193	591,523

Non-current assets
Related parties	2,678	134,354	2,678	134,354
Other non-current assets	571,637	590,864	571,637	590,864
	3,882,966	4,357,884	3,882,966	4,357,884

Current liabilities
Short-term debt	234,537	1,424,043	234,537	1,424,043
Debentures	1,531,956	7,463	1,531,956	7,463
Fair value of derivatives	—	971	—	971
Obligations with FIDC	45,497	944,513	45,497	944,513
Other current liabilities	1,090,396	797,082	1,090,396	797,082

Non-current liabilities
Long-term debt	10,875,249	13,188,891	10,875,249	13,188,891
Debentures	1,397,951	2,894,954	1,397,951	2,894,954
Related parties	24,648	22,855	24,648	22,855
Obligations with FIDC	—	42,893	—	42,893
Other non-current liabilities	421,873	514,886	421,873	514,886
	15,622,107	19,838,551	15,622,107	19,838,551

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	January 01, 2019	from financing activities	loans and financing	parties	and others	December 31, 2019
Related parties, net	(26,589)	(64,089)	—	(4,767)	—	(95,445)
Leasing payable	836,368	(161,824)	(83,620)	83,620	129,725	804,269
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	14,878,542	700,490	(945,027)	938,120	474,896	16,047,021

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2019	from financing activities	loans and financing	parties	and others	December 31, 2020
Related parties, net	(95,445)	(7,777)	—	(8,277)	—	(111,499)
Leasing payable	804,269	(247,914)	(61,727)	61,727	300,119	856,474
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	16,047,021	(1,963,283)	(1,079,981)	1,022,460	3,490,105	17,516,322

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2020	from financing activities	loans and financing	parties	and others	December 31, 2021
Related parties, net	(111,499)	139,556	—	(6,089)	2	21,970
Leasing payable	856,474	(275,944)	(68,699)	68,699	337,835	918,365
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	17,516,322	(4,506,918)	(1,100,826)	1,059,841	1,068,028	14,036,447

NOTE 18 — TAXES PAYABLE

	2021	2020
Payroll charges	136,428	100,301
ICMS (state VAT)	92,320	99,430
COFINS (tax on revenue)	26,139	51,444
IPI (federal VAT)	41,474	38,153
IVA (value-added tax) and others	251,812	310,761
	548,173	600,089

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	2021	2020
a) Tax provisions	1,270,473	706,104
b) Labor provisions	435,803	428,821
c) Civil provisions	34,750	37,586
	1,741,026	1,172,511

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, tax uncertainties related to income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

The changes in the tax, labor and civil provisions are shown below:

	2021	2020	2019
Balance at the beginning of the year	1,172,511	809,299	770,305
(+) Additions	801,412	559,513	249,868
(+) Interests	42,435	104,473	70,788
(-) Reversal of accrued amounts	(276,251)	(304,678)	(282,239)
(+) Foreign exchange effect on provisions in foreign currency	919	3,904	577
Balance at the end of the year	1,741,026	1,172,511	809,299

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands total R$ 498,889.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 481,501; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,513,111, (iii) social security contributions in the total of R$ 135,625 and (iv) other taxes, whose updated total amount is currently R$ 671,593.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,362,842, of which: (i) R$ 984,924 correspond to seven lawsuits of the subsidiary Gerdau Aços Longos S.A. where, currently, four lawsuits are at the first instance of the Administrative Council for Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, and, finally, another 3 lawsuits that are in the Superior Chamber of Tax Appeals (CSRF) of the CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 377,918 correspond to two lawsuits of Gerdau S.A., which are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 471,829, of which: (i) R$ 25,090 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 217,117 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 79,626 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; and (iv) R$ 149,996 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending judgment by the Council Administrative Tax Appeals (CARF) the Voluntary Appeal filed.

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,274,156. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,047,608 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. One of the lawsuits is pending in the lower court, awaiting judgment in the Tax Enforcement Embargoes opposed by the Company and another is pending in the Federal Regional Court of the 4th Region, where the appeals filed by the Company and the National Treasury will be judged in view of the partial judgment rendered in the Tax Execution Embargoes opposed by the Company; and (ii) R$ 226,548 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), pending in the first instance awaiting judgment in the Tax Enforcement Embargoes opposed by the Company.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,221,463, of which: (i) R$ 5,456,742 correspond to four lawsuits of Gerdau SA (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already ended and are currently in the process of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions in Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 324,014 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the lack of substantiation of the tax assessment; (iii) R$ 299,937 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of analysis the embargoes of opposition filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 4,390 corresponds to a lawsuit filed by subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeal filed by the Company; (v) R$ 83,699 correspond to a lawsuit of the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and which is pending at the lower court awaiting a decision in the Embargoes to Tax Enforcement filed by the Company; (vi) R$ 138,568 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is in the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (vii) R$ 177,218 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 110,462 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 575,631 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is pending in the first instance of the Administrative Council for Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company; (x) R$ 502,804 pending before the first instance of the Administrative Council for Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 145,141 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, with the appeal of motions for clarification pending of judgment against the sentence that dismissed the Embargoes on Tax Enforcement filed by the Company; and (xii) R$ 402,857 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, and the Embargoes on Tax Enforcement filed by the Company are pending of judgment.

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

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Competition Defense System (SDE – Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

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

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

Currently, the Company awaits judgment of the Special Appeal by the Superior Court of Justice.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 456,848. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 452,847. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with inputs of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2021	2020
Tax	1,449,699	1,597,995
Labor	73,709	95,234
Civil	135,971	132,562
	1,659,379	1,825,791

The balance of tax judicial deposits as of December 31, 2021 includes the amount of R$ 1,354,340, which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Seven of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is worth noting that the Company still has two actions for repetition of undue payments, which are awaiting the respective final and unappealable decision.

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

The third became final on June 29, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 147 million (R$ 135 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 198 million.

The fourth became final on November 18, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 940 million (R$ 902 million, net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 3 million.

The fifth became final on February 24, 2021, assuring to the Company the right to recover undue payments made before the filing of the lawsuit (undue in respect of period of January/2009 to April/2009), in the amount of R$ 73.5 million (R$ 45.8 million, net of related expenses).

The sixth became final on March 25, 2021, assuring to the Company the right to recover undue payments made before the filing of the lawsuit (undue in respect of period of January/2009 to April/2009), in the amount of R$ 5.7 million (R$ 3.6 million, net of related expenses).

The seventh became final on July 14, 2021, assuring to the Company the right to recover undue payments made before the filing of the lawsuit (undue in respect of period of December/2006 to December/2010), in the amount of R$ 237 million (R$ 230 million, net of related expenses).

The eighth and ninth actions for repetition of undue payment are still awaiting the respective final and unappealable decisions. In these lawsuits, the Company claims the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuits

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed, alleging that the Supreme Court's decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice.

After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in the 2nd quarter of 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, in the amount of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuits. The Company recognized in the 3rd quarter of 2021, amounts of tax credit differences to which it is entitled, net of related expenses, in the amount of R$ 326 million in the Tax Credits Monetary Update line.

The amounts recognized in the Company's results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line

Due to the economic environment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge Ferreira Neves, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

Regarding the fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV)  Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans.

The Company recognized in the 2020 result, the amount of R$ 436 million (net of expenses incurred for its realization), corresponding to four processes that evolved into its closing and liquidation phase.

The Company still has other lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company's account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets

The Company's management believes that the realization of certain contingent assets of a tax nature is probable. However, such assets were not recognized in the financial statements, due to the fact that they have not yet become final and/or that there are uncertainties regarding the term, form and amount that will be effectively realized, and it is not yet practicable to determine with certainty that the amount of the gain in the form of proceeds from these decisions has reached the level of virtually certain and that the Company has control over such assets, which implies that such gains are not recognized until such conditions are demonstrably present. The Company estimates that such contingent assets amount to approximately R$ 750 million as of December 31, 2021.

NOTE 20 — RELATED-PARTY TRANSACTIONS

a) Intercompany loans

	Maturity	2021	2020
Assets
Joint venture
Gerdau Corsa SAPI de C.V.		—	117,092
Others
Fundação Gerdau	December 31, 2022	2,678	17,262
		2,678	134,354
Liabilities
Joint venture
Bradley Steel Processors Inc.	August 1, 2022	(24,648)	(22,855)
		(24,648)	(22,855)

	2021	2020	2019
Net financial income	6,089	8,277	4,767

b) Operations with related parties

During the years ended December 31, 2021, 2020 and 2019, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$997,298 as of December 31, 2021 (R$887,945 and R$1,572,618 as of December 31, 2020 and 2019, respectively) and purchases in the amount of R$304,239 as of December 31, 2021 (R$208,948 and R$198,636 as of December 31, 2020 and 2019, respectively). The net amount totals R$693,058 as of December 31, 2021 (R$678,997 and R$1,373,982 as of December 31, 2020 and 2019, respectively).

Additionally, the Company recorded income derived from rental agreement in the amount of R$ 670 as of December 31, 2021 (R$ 524 and R$ 554 as of December 31, 2020 and 2019, respectively).

During the year ended on December 31, 2020, the Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property in the amount of R$21,204 with receivement in six annual installments adjusted by the positive variation of the IPCA. The decision about the buyer was made through a competitive market process that considered several potential buyers to whom the asset was presented, under the coordination of an independent specialized company. The sale price was determined based on independent valuations and carried out by professionals specialized in valuing tangible assets. As a conclusion of this process, the best proposal was recommended under the terms of the independent appraisal and, as it is a related party, it was approved by the Board of Directors, observing the terms of the Company's Related Party Transactions Policy.

During the year ended on December 31, 2019, the Company and its subsidiaries made transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company paid a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$68 as of December 31, 2019.

Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2021	2020	2019
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	4,905,367	Oct/24	2,157,290	2,242,865	1,784,868
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	—	30,125	37,285
Gerdau Metaldom S.A. e Gerdau Corsa S.A.P.I. de C.V	Joint-venture	Financing Agreements	274,560	Feb/20	—	—	241,842

c) Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Key Management compensation

The expense recognized related to key management salaries, variable compensation and benefits was R$61,747 for the year ended on December 31, 2021 (R$33,773 and R$13,963 for the years ended on December 31, 2020 and 2019, respectively).

Contributions to management’s defined contribution pension plans totaled R$1,932 for the year ended on December 31, 2021 (R$1,416 and R$1,687 for the years ended on December 31, 2020 and 2019, respectively).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$19,637 for the year ended on December 31, 2021 (R$19,328 and R$17,606 for the years ended on December 31, 2020 and 2019, respectively).

The cost of social charges, related to the management of the Company, totaled R$ 23,266 for the year ended on December 31, 2021 (R$ 27,830 and R$15,247 for the years ended on December 31, 2020 and 2019, respectively).

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2021	2020	2019
Available at beginning of the year	6,456,248	6,717,872	6,375,547
Granted	709,990	733,218	1,083,116
Exercised	(3,453,802)	(937,325)	(627,076)
Cancelled	—	(64,112)	(38,553)
Others	—	6,595	(75,162)
Available at the end of the year	3,712,436	6,456,248	6,717,872

Additional information on the long-term incentive plan are presented in Note 26.

e) Other information from related parties

The Company has contracted a convertible loan into equity interest with the company Brasil ao Cubo Construção modular Ltda., which is presented in the line of Other non-current assets, in the amount of R$ 91,666 on December 31, 2021. Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$35,595 (R$104,322 on December 31, 2020). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in Note 21.

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2021 are as follows:

	2021	2020
Plan assets - Defined contribution pension plan	4,942	39,196
Total assets	4,942	39,196
Actuarial liabilities - Defined benefit pension plan	1,083,719	1,441,592
Acturial liabilities - Post-employment health care benefit	318,181	362,944
Retirement and termination benefit liabilities	13,290	56,903
Total liabilities	1,415,190	1,861,439
Current	39	208
Non-current	1,415,151	1,861,231

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

	1% Increase	1% Decrease
Discount rate	(17,822)	10,392

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (920,478) as of December 31, 2021 (R$ (1,173,010) as of December 31, 2020).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2021	2020	2019
Cost of current service	74,840	69,323	54,518
Interest expense	170,897	191,326	189,544
Return on plan assets	(136,933)	(156,475)	(163,148)
Past service cost	7,093	3,967	2,302
Settlement	(847)	(11,609)	(4,712)
Interest cost on unrecoverable surplus	4,371	7,413	16,247
Net pension cost	119,421	103,945	94,751

The reconciliations of assets and liabilities of the plans are as follows:

	2021	2020
Present value of defined benefit obligation	(5,409,065)	(5,921,285)
Fair value of plan assets	4,647,361	4,652,000
Asset ceiling restrictions on recognition of net funded assets	(322,015)	(172,307)
Net	(1,083,719)	(1,441,592)
Defined benefit obligation	(1,083,719)	(1,441,592)

Changes in plan assets and actuarial liabilities were as follows:

	2021	2020	2019
Variation of the plan obligations
Obligation at the begining of the year	5,921,285	4,601,965	4,391,251
Cost of service	74,840	69,323	54,518
Interest expense	170,897	191,326	189,544
Payments of the benefits	(486,310)	(434,650)	(309,817)
Past service cost	7,093	3,967	2,302
Settlement	(228,881)	(190,948)	(498,493)
Acturial remeasurements	(457,421)	467,106	546,911
Exchange Variance	407,562	1,213,196	225,749
Obligation at the end of the year	5,409,065	5,921,285	4,601,965

	2021	2020	2019
Variation of the plan assets
Fair value of the plan assets at the begining of the year	4,652,000	3,656,891	3,568,934
Return of the plan assets	136,933	156,475	163,148
Contributions from sponsors	244,123	224,979	162,650
Settlement	(228,034)	(179,339)	(493,781)
Payments of benefits	(486,310)	(434,650)	(309,817)
Remeasurement	25,498	334,675	386,767
Exchange Variance	303,151	892,969	178,990
Fair value of plan assets at the end of the year	4,647,361	4,652,000	3,656,891

The fair value of plan assets includes shares of the Company in the amount of R$17,785 as of December 31, 2021 (R$8,745 as of December 31, 2020).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2021	2020	2019
Remeasurements	(25,498)	(334,675)	(386,767)
Actuarial Remeasurements	(457,421)	467,106	546,911
Restriction recognized in Other Comprehensive Income	178,941	(42,317)	(94,198)
Remeasurements recognized in Other Comprehensive Income	(303,978)	90,114	65,946

The historical actuarial remeasurements are as follows:

	2021	2020	2019	2018	2017
Present value of defined benefit obligation	(5,409,065)	(5,921,285)	(4,601,965)	(4,391,251)	(4,314,592)
Fair value of the plan assets	4,647,361	4,652,000	3,656,891	3,568,934	3,456,613
Surplus (Deficit)	(761,704)	(1,269,285)	(945,074)	(822,317)	(857,979)
Experience adjustments on plan liabilities (Gain)	(457,421)	467,106	546,911	(370,083)	235,549
Experience adjustments on plan assets (Gain)	(25,498)	(334,675)	(386,767)	253,301	(232,214)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2021
	Brazilian Plans	American Plans
Fixed income	99.2%	50.4%
Variable income	—	43.0%
Others	0.8%	6.6%
Total	100.0%	100.0%

	2020
	Brazilian Plans	American Plans
Fixed income	99.1%	46.6%
Variable income	—	47.1%
Others	0.9%	6.3%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2021 and 2020, respectively:

	2021
	Brazilian Plan	North America Plan
Average discount rate	8.82%	2.80% -2.90%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2021
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2021
Rate of rotation	Null	Based on age and/or the service

	2020
	Brazilian Plan	North America Plan
Average discount rate	6.56%	2.25% - 2.50%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2020
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2020
Rate of rotation	Null	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$162,133 in 2021 (R$133,963 in 2020).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2021	2020	2019
Current service cost	3,458	4,964	3,302
Interest expense	8,239	11,311	10,656
Past service cost	(32,434)	(660)	(2,717)
Net cost pension benefit	(20,737)	15,615	11,241

The funded status of the post-employment health benefits plans is as follows:

	2021	2020
Present value of obligations	(318,181)	(362,944)
Total net liabilities	(318,181)	(362,944)

Changes in plan assets and actuarial liabilities were as follows:

	2021	2020	2019
Change in benefit obligation
Benefit obligation at beginning of the year	362,944	298,989	272,959
Cost of service	3,458	4,964	3,302
Interest expense	8,239	11,311	10,656
Past service cost	(32,434)	(660)	(2,717)
Contributions from participants	2,032	2,349	2,088
Payment of benefits	(17,431)	(20,870)	(15,331)
Remeasurements	(36,938)	(23,533)	11,202
Exchange variations	28,311	90,394	16,830
Benefit obligation at the end of the year	318,181	362,944	298,989

	2021	2020	2019
Change in plan assets
Contributions from sponsors	24,713	19,150	13,243
Contributions from participants	2,032	2,349	2,088
Payments of benefits	(26,745)	(21,499)	(15,331)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2021	2020	2019	2018	2017
Present value of defined benefit obligation	(318,181)	(362,944)	(298,989)	(272,959)	(316,364)
Deficit	(318,181)	(362,944)	(298,989)	(272,959)	(316,364)
Experience adjustments on plan liabilities	(36,938)	(23,533)	11,202	(40,841)	(14,452)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2021	2020	2019
Losses / Gains on actuarial obligation	(36,938)	(23,533)	11,202
Actuarial losses recognized in Equity	(36,938)	(23,533)	11,202

The accounting assumptions adopted for post-employment health benefits are as follows:

	2021	2020
Average discount rate	2.80% - 2.90%	2.25% - 2.50%
Health treatment - rate assumed next year	4.99% - 6.20%	6.10% - 6.50%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2028 to 2041	3.20% - 4.50%	4.00% - 4.40%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	1,710	(1,327)
Effect over benefit plan obligations	32,082	(26,573)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$13,290 as of December 31, 2021 (R$56,903 as of December 31, 2020).

NOTE 22 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate. The Company’s management performs frequent analysis with the purpose of identifying potentially impacted areas and a liability is recorded based on the best estimate of costs for investigation, treatment and cleaning of potentially affected sites. The balances of the provisions are as follows:

	2021	2020
Provision for environmental liabilities	575,709	297,094
Current	231,711	125,992
Non-current	343,998	171,102

NOTE 23 — OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

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

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credit’s rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance with the contract subscribed. On April 5, 2021, the Fund decided to sell part of the credit rights and the Company exercised its right of first offer, acquiring such rights at their respective book values, upon payment of R$ 954,916. On December 31, 2021, the Company has the amount of R$45,497 recognized in the account “Obligations with FIDC” in the Current liabilities (R$944,513 and R$42,893 on December 31, 2020, as Current Liabilities and Non-current liabilities, respectively).

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

Reconciliations of common and preferred outstanding shares are presented below:

	2021		2020		2019
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,129,231,487	571,929,945	1,127,010,827	571,929,945	1,124,233,755
Exercise of long-term incentive plan	—	4,585,414	—	2,220,660	—	2,777,072
Balance at the end of the year	571,929,945	1,133,816,901	571,929,945	1,129,231,487	571,929,945	1,127,010,827

As of December 31, 2021, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2021
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	—	—	557,898,901	32.4
Brazilian institutional investors	4,363,438	0.8	232,421,779	20.3	236,785,217	13.8
Foreign institutional investors	1,895,038	0.3	490,810,572	42.8	492,705,610	28.7
Other shareholders	7,772,568	1.4	410,584,550	35.8	418,357,118	24.3
Treasury stock	1,697,538	0.2	12,214,344	1.1	13,911,882	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2020
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	2,147,800	0.2	560,046,701	32.6
Brazilian institutional investors	3,397,955	0.6	227,262,531	19.8	230,660,486	13.4
Foreign institutional investors	3,142,148	0.5	492,076,396	42.9	495,218,544	28.8
Other shareholders	7,490,941	1.3	407,744,760	35.6	415,235,701	24.1
Treasury stock	1,697,538	0.3	16,799,758	1.5	18,497,296	1.1
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2019
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5
Brazilian institutional investors	3,068,614	0.5	241,698,143	21.1	244,766,757	14.2
Foreign institutional investors	3,875,655	0.7	427,735,548	37.3	431,611,203	25.1
Other shareholders	7,086,775	1.2	387,724,952	33.8	394,811,727	23.0
Treasury stock	1,697,538	0.3	19,020,418	1.7	20,717,956	1.2
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0
*	Metalurgica Gerdau S.A. is the controlling shareholder and Indac – Ind. e Com. S.A. (holding of Gerdau’s family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2021
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	16,799,758	228,752
Exercise of long-term incentive plan	—	—	(4,585,414)	(76,900)
Closing balance	1,697,538	557	12,214,344	151,852

	2020
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	19,020,418	241,985
Exercise of long-term incentive plan	—	—	(2,220,660)	(13,233)
Closing balance	1,697,538	557	16,799,758	228,752

	2019
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	21,797,490	279,869
Exercise of long-term incentive plan	—	—	(2,777,072)	(37,884)
Closing balance	1,697,538	557	19,020,418	241,985

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$12.43 during 2021 (R$13.62 and R$12.72 during the years ended on December 31, 2020 and 2019, respectively).

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves — under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve — consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2021
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(18,962)	(18,962)
Effects of interest changes in subsidiaries	—	(18,962)	(18,962)

	December 31, 2020
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	12,776	12,776
Effects of interest changes in subsidiaries	—	12,776	12,776

	December 31, 2019
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(1,586)	(1,586)
Effects of interest changes in subsidiaries	—	(1,586)	(1,586)

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

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income as determined in its corporate records. The Company calculates interest on shareholders´ capital in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income.

	2021	2020	2019
Net income	15,494,111	2,365,763	1,203,736
Constitution of legal reserve	(756,334)	(109,649)	(55,876)
Constitution of the tax incentives reserve	(367,430)	(172,792)	(86,216)
Net income before dividends and interest on capital	14,370,347	2,083,322	1,061,644
Dividends and interest on capital	(5,014,450)	(714,487)	(356,539)
Dividend - adjustment in excess of the minimum estatutory undistributed	(341,150)	—	—
Net income before constitution of investments and working capital reserve	9,014,747	1,368,835	705,105

Constitution of investments and working capital reserve	(9,014,747)	(1,368,835)	(705,105)

The dividends for the years 2021, 2020 and 2019 are presented below:

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2021	2020	2019
1st quarter	Dividends	0.40	1,705,338	5/14/2021	5/26/2021	682,199	—	118,803
2nd quarter	Dividends	0.54	1,705,576	8/16/2021	8/26/2021	921,011	—	118,817
3rd quarter	Interest	0.38	1,705,582	9/27/2021	11/16/2021	648,122	—	—
3rd quarter	Interest	0.20	1,705,630	11/5/2021	11/16/2021	341,126	—	—
3rd quarter	Dividends	1.42	1,705,628	11/5/2021	11/16/2021	2,421,992	204,139	67,951
4th quarter	Dividends	0.20	1,705,747	3/7/2022	3/16/2022	341,150	—	50,968
4th quarter	Interest					—	510,348	—
Proposed Interest and Dividends						5,355,600	714,487	356,539
Credit per share (R$)						3.14	0.42	0.21

NOTE 25 — EARNINGS (LOSS) PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2021
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	5,198,011	10,296,100	15,494,111

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,865,567

Earnings per share (in R$) — Basic	9.09	9.09

	2020
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	795,617	1,570,146	2,365,763

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,128,700,478

Earnings per share (in R$) — Basic	1.39	1.39

	2019
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	405,607	798,129	1,203,736

Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,125,408,180

Earnings per share (in R$) — Basic	0.71	0.71

Diluted

	2021	2020	2019
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	10,296,100	1,570,146	798,129
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	26,192	5,524	2,884
	10,322,292	1,575,670	801,013
Net income allocated to common shareholders	5,198,011	795,617	405,607
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(26,192)	(4,782)	(2,884)
	5,171,819	790,835	402,723
Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,865,567	1,128,700,478	1,125,408,180
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	8,633,716	10,821,083	12,157,614
Total	1,141,499,283	1,139,521,561	1,137,565,794

Earnings per share — Diluted (Common and Preferred Shares)	9.04	1.38	0.70

NOTE 26 — LONG-TERM INCENTIVE PLANS

a)	Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2019	14,261,501
Granted	2,647,995
Cancelled	(2,104,754)
Exercised	(1,786,335)
Balance on December 31, 2019	13,018,407
Granted	3,146,696
Cancelled	(1,777,100)
Exercised	(1,918,669)
Balance on December 31, 2020	12,469,334
Granted	2,228,196
Cancelled	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017. The costs with long-term incentive plans recognized in the income statement on December 31, 2020 were R$ 65,289 (R$ 62,801 and R$ 43,895 on December 31, 2020 and 2019, respectively).

As of December 31, 2021, the Company has a total of 12,214,344 preferred shares in treasury and, according to Note 24, these shares may be used for serving this plan.

b) Stock Options Plan:

	2021		2020		2019
		Average exercise		Average exercise		Average exercise
	Number of shares	price in the year	Number of shares	price in the year	Number of shares	price in the year
		R$		R$		R$
Available at beginning of the year	—	—	—	—	15,480	16.72
Options Forfeited	—	—	—	—	(15,480)	16.72
Available at the end of the year	—	—	—	—	—	—

NOTE 27 — SEGMENT REPORTING

	Business Segments
	2021
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	34,757,720	27,838,000	6,856,766	10,980,191	(2,087,596)	78,345,081
Cost of sales	(22,496,140)	(22,416,578)	(5,332,853)	(9,427,221)	2,145,071	(57,527,721)
Gross profit	12,261,580	5,421,422	1,523,913	1,552,970	57,475	20,817,360
Selling, general and administrative expenses	(781,942)	(639,370)	(157,912)	(233,348)	(293,379)	(2,105,951)
Other operating income (expenses)	137,649	42,141	27,514	71,287	241,140	519,731
Eletrobras compulsory loan recovery	—	—	—	—	1,391,280	1,391,280
Results in operations with subsidiary and joint ventures (note 3.4)	—	—	—	—	(162,913)	(162,913)
Impairment of financial assets	7,823	(7,668)	(1,073)	1,275	—	357
Equity in earnings of unconsolidated companies	—	279,948	268,291	28,831	(13,912)	563,158
Operational income before financial income (expenses) and taxes	11,625,110	5,096,473	1,660,733	1,421,015	1,219,691	21,023,022
Financial result, net	(538,341)	(156,437)	(314,473)	(238,249)	497,046	(750,454)
Income (Loss) before taxes	11,086,769	4,940,036	1,346,260	1,182,766	1,716,737	20,272,568
Income and social contribution taxes	(2,769,495)	(1,092,146)	(377,286)	(287,292)	(187,411)	(4,713,630)
Net income (Loss)	8,317,274	3,847,890	968,974	895,474	1,529,326	15,558,938

Supplemental information:
Net sales between segments	1,352,079	70,904	16,297	648,316	—	2,087,596

Depreciation/amortization	1,330,963	627,483	213,001	487,114	—	2,658,561

Investments in associates and joint ventures	—	1,871,274	1,071,333	251,668	146,500	3,340,775
Total assets	24,835,717	22,096,314	7,113,706	13,658,147	6,110,729	73,814,613
Total liabilities	8,105,443	4,603,424	2,376,176	2,801,071	13,112,850	30,998,964

	Business Segments
	2020
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	17,752,823	17,458,318	3,831,406	6,096,471	(1,324,357)	43,814,661
Cost of sales	(14,179,991)	(16,212,757)	(3,015,189)	(5,794,666)	1,318,501	(37,884,102)
Gross profit	3,572,832	1,245,561	816,217	301,805	(5,856)	5,930,559
Selling, general and administrative expenses	(562,019)	(476,518)	(116,479)	(179,822)	(195,547)	(1,530,385)
Other operating income (expenses)	31,500	97,751	16,684	55,097	916,667	1,117,699
Impairment of non-financial assets	—	(342,355)	—	(69,570)	—	(411,925)
Impairment of financial assets	(23,177)	(36,286)	(2,436)	(2,233)	—	(64,132)
Equity in earnings of unconsolidated companies	(1,287)	23,512	99,341	8,899	22,104	152,569
Operational income before financial income (expenses) and taxes	3,017,849	511,665	813,327	114,176	737,368	5,194,385
Financial result, net	(442,972)	(206,405)	(60,787)	(215,433)	(773,110)	(1,698,707)
Income (Loss) before taxes	2,574,877	305,260	752,540	(101,257)	(35,742)	3,495,678
Income and social contribution taxes	(652,126)	(178,447)	(195,440)	13,229	(94,840)	(1,107,624)
Net income (Loss)	1,922,751	126,813	557,100	(88,028)	(130,582)	2,388,054

Supplemental information:
Net sales between segments	1,149,618	60,370	41	114,328	—	1,324,357

Depreciation/amortization	1,135,294	777,369	142,143	444,298	—	2,499,104

Investments in associates and joint ventures	10,186	908,338	976,046	231,152	145,907	2,271,629
Total assets	21,099,735	18,583,439	5,448,922	11,233,676	6,757,237	63,123,009
Total liabilities	7,469,541	5,261,820	1,360,098	1,994,575	15,951,765	32,037,799

	Business Segments
	2019
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	16,122,171	14,656,028	3,259,253	6,701,900	(1,095,342)	39,644,010
Cost of sales	(14,363,253)	(13,351,209)	(2,762,157)	(6,167,502)	1,203,395	(35,440,726)
Gross profit	1,758,918	1,304,819	497,096	534,398	108,053	4,203,284
Selling, general and administrative expenses	(539,344)	(444,326)	(119,627)	(170,170)	(156,989)	(1,430,456)
Other operating income (expenses)	295,818	44,660	17,416	35,571	55,734	449,200
Impairment of financial assets	(2,012)	(14,612)	(1,906)	(2,513)	—	(21,044)
Equity in earnings of unconsolidated companies	(828)	(110,959)	66,468	6,776	21,493	(17,050)
Operational income before financial income (expenses) and taxes	1,512,552	779,582	459,447	404,062	28,291	3,183,934
Financial result, net	(520,821)	(99,029)	(163,459)	(109,116)	(616,789)	(1,509,214)
Income (Loss) before taxes	991,731	680,553	295,988	294,946	(588,498)	1,674,720
Income and social contribution taxes	(214,400)	(188,458)	(100,341)	(60,749)	106,115	(457,833)
Net income (Loss)	777,331	492,095	195,647	234,197	(482,383)	1,216,887

Supplemental information:
Net sales between segments	920,659	62,196	—	112,487	—	1,095,342

Depreciation/amortization	1,008,713	571,015	120,462	374,105	—	2,074,295

Investments in associates and joint ventures	11,472	681,807	748,392	224,201	146,527	1,812,399
Total assets	17,195,824	15,178,053	4,562,604	8,597,180	8,469,309	54,002,970
Total liabilities	4,686,686	4,506,771	996,876	1,604,885	15,034,625	26,829,843

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2021	2021	2021	2021
Net sales	37,733,918	8,567,310	32,043,853	78,345,081
Total assets	31,740,469	8,959,237	33,114,907	73,814,613

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2020	2020	2020	2020
Net sales	18,798,384	4,996,434	20,019,843	43,814,661
Total assets	28,752,629	7,042,462	27,327,918	63,123,009

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2019	2019	2019	2019
Net sales	17,573,278	4,201,165	17,869,567	39,644,010
Total assets	26,124,159	5,781,527	22,097,284	54,002,970

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

The Company maintains its monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or significant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity.

28.1 Other assets Impairment test

In 2021 and 2019, no impairment losses were recognized for other long-lived assets.

In the fourth quarter of 2020, tests performed on other long-lived assets identified impairment losses in property, plant and equipment in the amount of R$411,925, of which R$69,570 in the Special Steel segment and R$342,355 in the North America segment, resulting from a recoverable amount below the book value. These losses were determined based on the difference between the book value and the recoverable amount of these assets, which represents their value in use (higher between the fair value net of disposal expenses and their value in use). These losses were recorded in the line of Impairment of non-financial assets in the Consolidated Statements of Income.

The post-tax discount rates used for this test are the same as presented in Note 28.2 of the goodwill impairment test.

28.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In 2021, 2020 and 2019, no impairment losses were recognized for goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2021 test were: a) North America: 3% (3% in December 2020); b) Special Steel: 3% (3% in December 2020); c) South America: 3% (3% in December 2020); and d) Brazil: 3% (3% in December 2020).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 9.50% (8.25% in December 2020); b) Special Steel: 10.50% (8.75% in December 2020); c) South America: 15.00% (11.25% in December 2020); and d) Brazil 11.25%: (9.75% in December 2020).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$5,769 million (R$6,202 million in 2020); b) Special Steel: R$4,238 million (R$2,509 million in 2020); c) South America: R$2,248 million (R$4,141 million in 2020); and d) Brazil: R$8,994 million (R$13,424 million in 2020).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$4,337 million (R$4,589 million in 2020); b) Special Steel: R$3,301 million (R$1,568 million in 2020); c) South America: R$2,057 million (R$3,757 million in 2020); and d) Brazil: R$7,582 million (R$11,348 million in 2020).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$4,679 million (R$4,914 million in 2019); b) Special Steel: R$3,545 million (R$1,754 million in 2020); c) South America: R$2,135 million (R$3,867 million in 2020); and d) Brazil: R$7,962 million (R$11,809 million in 2020).

The Company will maintain over the next year its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities significant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 29 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2021	2020	2019
Depreciation and amortization	(2,658,561)	(2,499,104)	(2,074,295)
Labor expenses	(7,249,811)	(5,867,265)	(5,175,373)
Raw material and consumption material	(43,720,989)	(26,945,440)	(25,890,618)
Freight	(3,898,360)	(2,572,293)	(2,300,439)
Other expenses/income, net	(1,585,863)	(476,818)	(1,002,301)
Eletrobras compulsory loan recovery	1,391,280	—	—
Results in operations with subsidiary and joint ventures	(162,913)	—	—
Impairment of non-financial assets	—	(411,925)	—
	(57,885,217)	(38,772,845)	(36,443,026)
Classified as:
Cost of sales	(57,527,721)	(37,884,102)	(35,440,726)
Selling expenses	(715,830)	(512,950)	(476,339)
General and administrative expenses	(1,390,121)	(1,017,435)	(954,117)
Other operating income	979,760	1,763,684	636,847
Other operating expenses	(460,029)	(645,985)	(187,647)
Eletrobras compulsory loan recovery	1,391,280	—	—
Results in operations with subsidiary and joint ventures	(162,913)	—	—
Impairment of financial assets	357	(64,132)	(21,044)
Impairment of non-financial assets	—	(411,925)	—
	(57,885,217)	(38,772,845)	(36,443,026)

NOTE 30 — FINANCIAL INCOME

	2021	2020	2019

Income from short-term investments	182,639	108,057	87,241
Interest income and other financial income	66,385	86,035	135,972
Financial Income	249,024	194,092	223,213

Interest on debt	(1,059,841)	(1,022,460)	(938,120)
Monetary variation and other financial expenses	(373,246)	(426,001)	(531,634)
Financial Expenses	(1,433,087)	(1,448,461)	(1,469,754)

Exchange Variation, net	(108,373)	(204,291)	(247,555)
Bonds repurchase expenses	(264,687)	(239,273)	—
Tax credits monetary update	788,741	—	—
Gains and losses on derivative financial instruments, net	17,928	(774)	(15,118)
Financial result, net	(750,454)	(1,698,707)	(1,509,214)