Form 20-F
period 2022-12-31
GERDAU S.A.
filed 2023-03-31
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2022 was:

571,929,945 Common Shares, no par value per share
1,101,467,245 Preferred Shares, no par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company holds a 50% stake, in the Dominican Republic, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in Diaco S.A., in Colombia, in which the Company holds a 49.87% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake, the investments in Addiante S.A. and Ubiratã Tecnologia S.A., in Brazil, in which the Company holds a 50% stake and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.50% stake.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2022.

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

Historically, the steel industry has been highly cyclical and deeply impacted by economic conditions in general, such as world production capacity and fluctuations in steel imports/exports and the respective import duties. After a steady period of growth between 2004 and 2008, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to volatility of international steel prices and raw materials. That crisis was caused by the dramatic increase of high real estate risk financing defaults and foreclosures in the United States, with serious consequences for bank and financial markets throughout the world. Developed markets, such as North America and Europe, experienced a strong recession due to the collapse of real estate financings and the shortage of global credit. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. For the last eleven years to 2022, driven by population and GDP growth, global demand for steel has been growing strongly in recent years and is expected to continue to increase, especially because of economic expansion in India, ASEAN countries and Africa, even as demand in China gradually declines.

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

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic instability. Recessions and significant disruptions in the global financial markets may affect the Company. Our operations experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. New challenges include the effects of the United Kingdom’s withdrawal from the European Union (BREXIT) and increasing political uncertainty and instability in a number of countries. In 2020, the Pandemic resulted in the temporary closing of several industries, including the steel industry. Measures were taken to contain the virus spread among employees, in accordance with regulations promulgated by local authorities. The effects extended to operations and impacted the Company’s results, mainly in April, May and June of that year. There continues to be considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. These policies may have a negative impact on the global and local economy, and consequently our business, financial condition and results of operations. We cannot predict if the actions taken in the United States, Europe, China and elsewhere in the world to address the adverse effects of the COVID-19 Pandemic will be successful in reducing the duration and impact of the economic instability, inflation and political uncertainty. The risk of trade protection measures in favor of local producers of competing products and the disruption in existing trade agreements or increased trade friction between countries (e.g., the U.S. and China) could have a negative effect on our business and results of operations by restricting the free flow of goods and services across borders and exacerbating global economic conditions. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. In addition COVID-19 has also had significant economic and social impacts. We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. Despite the gradual normalization, we cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

The continuing impact of the Russian invasion of Ukraine, or any widening of the conflict, could have a materially adverse impact on our results of operations and financial condition

The continuing Russian invasion of Ukraine and any widening of the conflict could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian responses to sanctions, have had and could have further destabilizing effects on financial markets and certain commodity markets. The conflict could escalate militarily both regionally and globally. Any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact regionally and globally and could adversely impact the Company’s results of operations and financial condition.

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

The steel industry has historically suffered from excess of production capacity, which has worsened due to a substantial increase in production capacity in emerging countries, particularly China and India and other emerging markets. Despite the fact that the world crude steel production suffered a 10.8% decrease in 2022, this year represents a production decrease in a world with much more production capacity. China is currently the largest global steel producer. In addition, China and certain steel exporting countries have favorable conditions (excess steel capacity, devalued currency or high market prices for steel products in markets outside these countries) which may significantly impact the price of steel in other markets. If Gerdau is unable to remain competitive with China and other steel-producing countries, its financial condition and results of operations may be adversely affected in the future.

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

All of the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Canada, the United States, Australia, Mozambique, Peru and Colombia.We have entered into long-term contracts with negotiable prices periodically to minimize the risks of shortages. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill. In addition, an increase in prices could reduce profit margins. Another related risk is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported.

Volatility in the supply and prices of these and other raw materials, energy and transportation, could adversely affect the Company’s results of operations. We are vulnerable to inflationary cost pressures, especially in relation to the prices of electricity, natural gas and CO2. There were inflationary cost pressures as a consequence of the Russian invasion of Ukraine in 2022, resulting in disruption of markets and supply chains and sanctions impacts.

Such events could adversely affect the Company’s financial condition and results of operations.

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

In Brazil, there are initiatives lead by the Legislative branch of the Brazilian government to establish a carbon market in Brazil, which if approved it will be regulated later by the Executive branch. At state levels, there are demands for accounting for the inventory of greenhouse gases and reporting to regulatory bodies as well as discussions about decarbonization strategies.

In the U.S., future federal and/or state carbon regulation potentially presents impact to our operations. To date, the U.S. Congress has not legislated carbon constraints. In the absence of comprehensive federal carbon legislation, numerous state, regional and federal regulatory initiatives are under development or are becoming effective, thereby creating a disjointed approach to GHG control and potential carbon pricing impacts.

The Inflation Reduction Act, passed by the U.S. Congress in August 2022, contains significant energy security and climate related measures, such as investments in renewable energy production and tax credits aimed at reducing carbon emissions. Agencies are finalizing guidance on labor standards and domestic content requirements. The expansion and extension of solar tax credits is expected to have a meaningful impact on the solar energy sector, a significant and growing market for our North America segment.

In Canada, the three Gerdau mills are required to report facility-level greenhouse gas emissions and production data with verification by a third-party. The Canadian Federal Greenhouse Gas Pollution Pricing Act has been in effect since 2019, setting a carbon price at $50/tCO2e for 2022. An annual facility emissions limit is determined by multiplying production by an emissions intensity performance standard(s). If emissions are above the annual emissions limit, the facility must pay an excess emission charge to Government and/or purchase emission credits. However, if facility emissions are below the limit, emissions credits are awarded to sell or save for future years.

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

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A new corona virus called COVID-19 virus was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. Since that time the virus has been identified in virtually every country, and travel to and from China, most Europe, India, the United States and other countries, including Brazil, has been suspended or restricted by certain air carriers and foreign governments. On March 2, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic”, which is disease that is widespread around the world with an impact on society. The term has been applied to only a few diseases in history, including the deadly flu of 1918, the H1N1 flu in 2009 and HIV/AIDS. The ongoing COVID-19 pandemic has resulted in extended shutdowns of certain businesses and other activities in many countries, including the United States, Europe and Brazil.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2022, despite a lower local sovereign credit rating, the Company maintained its investment grade with S&P and Fitch, respectively, with stable outlook and was upgraded to Baa3 from Ba1 rating with Moody’s with stable outlook, reflecting the Company’s history of conservative capital allocation, combined with the expectation of strong operating performance throughout the year.

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

The Brazilian real depreciated against the U.S. dollar by 28.9% in 2020 and 7.4% in 2021. In 2022, the Brazilian real appreciated against the U.S. dollar by 5.3%. To date in 2023, the Brazilian real has appreciated by 0.2% by the end of February 2023.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 9.6 billion at December 31, 2022, representing 76% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

Exchange rate instability also may adversely affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

Unfavorable outcomes in judicial, administrative and regulatory litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in several tax, environmental, civil and labor disputes involving significant monetary claims.

The principal litigations are described more fully in “Legal Proceedings.” and in Note 19 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. Among the material matters for which no provision has been established because they are considered as possible contingent liabilities (possibility of any outflow in settlement is possible):

•

The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, representing claims that totaled R$ 559.076.

•

The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 434,095; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,646,717, (iii) social security contributions in the total of R$ 139,219 and (iv) other taxes, the updated total amount of which is currently R$ 732,283.

•

The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,719,027.

•

The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 513,287.

•

Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,346,502.

•

Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 8,734,573.

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

Default by our clients or not receiving amounts invested with financial institutions could adversely affect the Company’s financial condition.

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

The Company’s industrial units and other activities must comply with a series of federal, state and municipal laws and regulations regarding the environment and the operation of plants in the countries in which they operate. These regulations include procedures relating to control of air emissions, disposal of liquid effluents and the handling, processing, storage, disposal and reuse of solid waste, hazardous or not, as well as other controls necessary for a steel company and with mining activities.

Non-compliance with environmental and regulatory laws and regulations could result in administrative, civil or criminal sanctions and closure orders, in addition to the obligation of repairing damage caused to third parties and the environment, such as clean-up of contamination. If current and future laws become stricter, spending on fixed assets and costs to comply with legislation could increase and negatively affect the Company’s financial condition. Moreover, future acquisitions could subject the Company to additional spending and costs in order to comply with environmental legislation. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

Our operations expose us to risks and challenges associated with conducting business in compliance with applicable anti-bribery, anti-corruption and antitrust laws and regulations.

We have operations in Brazil and other countries in South America and North America. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12,846/2013), Antitrust Law (Law 12,529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years, there has been an increased focus on corruption in Brazil and also the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

Violations of these laws and regulations could result in fines, criminal penalties and/or other sanctions against the Company, our officers or our employees, requirements to impose more stringent compliance programs, and prohibitions on the conduct of the Company’s business and our ability to participate in public biddings. The Company may incur expenses and have to recognize provisions and other charges in respect of such matters. In addition, the increased attention focused upon liability issues as a result of investigations, lawsuits and regulatory and environmental proceedings could harm our brand or otherwise impact the growth of our business. The retention and renewal of many of our contracts depends on creating a sense of trust with our customers and any violation of these laws and regulations may irreparably undermine that trust and may lead to termination of such relationships, as well as have a material adverse effect on our financial condition and results of operations. If any of these risks materialize, our reputation, strategy, international expansion efforts and our ability to attract and retain employees could be negatively impacted, and, consequently our business, financial condition and results of operations could be adversely affected.

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

The Company operates in a global environment and our activities extend over multiple jurisdictions and complex regulatory frameworks, with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal controls over financial reporting, may not be able to prevent future breaches of legal, accounting or governance standards. We may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols, as well as to cases of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors and other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm.

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

We may not be able to offer our preferred shares to U.S. holders of ADSs residing in the U.S. pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our preferred shares, and we cannot assure you that we will file or maintain any such registration statement. If such a registration statement is not filed and maintained and an exemption from registration does not exist, our depositary will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

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

Gerdau is Brazil’s largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore for its own use.

Gerdau is the largest recycling company in Latin America and uses scrap as an important input, with 73% of the steel it produces made from the material. Every year, Gerdau transforms 11 million tonnes of scrap into a variety of steel products.

B.	BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2021 (the most recent year for which information is available), 28.9% of the total crude steel production in the world was through mini mill process and the remaining 70.8% was through the integrated process.

Crude Steel Production by Process in 2021*

	Crude Steel
	Production
	(in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,949	28.9	70.8
China	1,032	10.6	89.4
India	118	55.2	44.8
Japan	96	25.3	74.7
U.S.A.	86	69.2	30.8
Russia	76	39.0	69.0
S. Korea	70	31.8	68.2
Turkey	40	71.6	28.4
Germany	40	30.2	69.8
Brazil	36	23.6	75.2

Source: World Steel Annual Report/ World Steel in Figures 2022.

*Most recent year for which information is available

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,540 million tonnes in 2011 to 1,951 million tonnes in 2021, an increase of 26.69%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes more than half as much as the rest of the world.

Crude Steel Production (in million tonnes)

Source: World Steel Annual Report/Annual Statistics.

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2021, China’s share of world steel production was 53% of world total crude steel.

Crude Steel Production by Country in 2021 (million tonnes)

Source: World Steel Annual Report/Annual Statistics

The Brazilian Steel Industry

According to World Steel Association, in 2021 Brazil was the world’s 9th largest producer of crude steel, with a production of 36.1 million tonnes, a 1.8% share of the world market and 55.8% of the total steel production in South America during the year.

In 2021, the total of Brazilian steel products sales was 33 million tonnes. The breakdown of total sales was 67.5% or 22.3 million tonnes of flat steel products, formed by domestic sales of 12.7 million tonnes and exports of 9.6 million tonnes. The remaining 32.4% or 10.7 million tonnes represented sales of long steel products, which consisted of domestic sales of 9.5 million tonnes and exports of 1.3 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2021, the Brazilian GDP decreased by 5% and steel consumption increased by 18.5%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2021, Brazilian steel exports totaled 10.9 million tonnes, representing 33.2% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 8.0 tonnes in 2021, 7.7 million tonnes in 2020 and 8.5 million tonnes in 2019, representing 73.2% 73.3% and 68.5% of Brazil’s total exports of steel products, respectively.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Raw materials — One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high-quality iron ore. Various integrated producers are located in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore from small miners in Brazil is very competitive if compared to the cost of iron ore in China, for example.

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

Source: World Steel Annual Report/Annual Statistics

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

In response to these conditions, in March 2002, Former President George W. Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, Former President Bush signed a proclamation terminating the steel safeguard tariffs and announced that the tariffs had achieved their purpose and that changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products. On October 31, 2021 the United States and the EU announced an agreement to replace the existing 25 percent tariff on EU steel products under Section 2321 with a tariff-rate quota (TRQ) with a date of effectiveness of January 1, 2022. Under the TRQ arrangement, historically based volumes of EU steel products will enter the U.S. market without the application of Section 232 tariffs subject to certain exceptions. Under the new terms, the European Union will be allowed to ship 3.3 million metric tons of steel annually into the United States duty-free, while any volume above that would be subject to a 25 percent tariff. Products that were granted exclusions from the tariffs this year would also temporarily be exempt. More recently, in mid-March 2022 the United States and Britain announced that the U.S. had agreed to lift tariffs on British steel that is imported in volumes below new quotas established for the imports. Under this agreement Chinese-owned steel companies in Britain must undergo annual audits to ensure that Chinese steel cannot enter the United States tariff-free.

The agreement will also place restrictions on products that are finished in Europe but use steel from China, Russia, South Korea and other countries. To qualify for duty-free treatment, steel products must be entirely made in the European Union.

Global steelmaking production decreased from 2015 to 2018, but the latest available information suggests that capacity increased in 2022 for the fourth year in a row. The Company believes that this trend should continue throughout 2023.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Argentina, Brazil, Canada, Colombia, the United States, Mexico, Peru, the Dominican Republic and Uruguay.

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

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 30th largest steel producer based on its consolidated crude steel production in 2021, the most recent year for which information is available.

Gerdau operates steel mills that produce steel in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 32 steel producing facilities globally.

As of December 31, 2022, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associate companies, was approximately 16.7 million tonnes of crude steel and 15.6 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 73.8 billion, shareholders’ equity (including non-controlling interests) of R$ 46.3 billion, consolidated net sales of R$ 82.4 billion and a total consolidated net income (including non-controlling interests) of R$ 11,479.6 million as of and for the year ended December 31, 2022.

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

•

South America Business Segment - includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, in addition to the joint ventures in the Dominican Republic and Colombia; and

•	Special Steel Business Segment - includes the special steel operations in Brazil and the United States, in addition to the joint venture Gerdau Summit Aços Fundidos e Forjados S.A. located in Brazil.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A.
Shipments by Business
Segments (1)
(1,000 tonnes)	2022	2021	2020
TOTAL	11,902	12,722	11,461
Brazil	5,394	5,755	5,129
North America	4,090	4,451	4,334
South America	1,212	1,255	962
Special Steel	1,657	1,654	1,252
Eliminations and Adjustments	(452)	(393)	(216)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A.
Net Sales by Business Segments (1)
(R$million)	2022	2021	2020
TOTAL	82,412	78,345	43,814
Brazil	32,971	34,758	17,753
North America	31,099	27,838	17,458
South America	7,180	6,857	3,831
Special Steel	13,626	10,980	6,096
Eliminations and Adjustments	(2,464)	(2,088)	(1,324)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A.
Annual production (1) (million tonnes)	2022	2021	2020
Crude Steel Production	12,666	13,294	12,194
Rolled Steel Production	11,426	12,402	10,933
Iron Ore Production	6,424	3,864	6,667

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

Crude steel production decreased in 2022, mainly due to the performance of the domestic market. Given the strong demand observed, the Company directed 83,5% of its shipments in the Brazil Business Segment to the domestic market, which is 5% lower than in 2021, while 12% was directed to the international market.

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

North America Business Segment

The North America Business Segment has annual production capacity of 5.4 million tonnes of crude steel and 4.5 million tonnes of finished steel products. It has a vertically integrated network of 8 steel units, scrap recycling facilities and downstream operations. North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal construction fabrication and equipment fabrication. Most of the raw material feed stock for the mini mill operations is recycled steel scrap.

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

Steel production in 2022 was slightly lower than in 2021, in line with the level of shipments.

South America Business Segment

The South America Business Segment comprises five steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini mills facilities with annual manufacturing capacity of 890 thousand tonnes of crude steel and 903 thousand tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, and Uruguay. Gerdau also operates in the markets of Colombia and Dominican Republic through joint ventures.

Steel production and shipments in 2022 increased compared to 2021, with the result driven by the good performance of the construction industry.

Special Steel Business Segment

The Special Steel Business Segment consists of the operations in Brazil (Charqueadas, Pindamonhangaba and Mogi das Cruzes) and the United States (Forth Smith and Monroe). The segment produces special steels for engineering steel, tool steel and forged bars. To meet the needs of more demanding markets, this segment is constantly developing new products, such as high-resistance steels, clean steel, high temper steel, good machinability steel, among others.

In Brazil, Gerdau special steel units are located in the states of Rio Grande do Sul (Charqueadas) and São Paulo (Pindamonhangaba and Mogi das Cruzes). The special steel units in Brazil have aggregate annual production capacity of 1.4 million tonnes of crude steel and 1.8 million tonnes of rolled steel. The operation has over 200 clients that are located primarily in Brazil. However, it also exports products, primarily to South America, North America and Europe.

In North America, the Special Steel Segment is present in the United States, with three units located in Monroe (Michigan) and Forth Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana). The segment has annual installed production capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico The plants of this business segment have commercial and operational synergies.

Steel production and shipments increased in 2022, mainly due to the good performance of the heavy vehicle sector and of the oil and gas industry. The Special Steel segment was the business segment most affected by the pandemic, mainly due to the shutdowns at many auto assemblers in both Brazil and the United States. During 2021, that segment was affected by the shortage in the supply of semiconductors, which are used in all electronic components installed in vehicles.

Exports

In 2022, the international steel market experienced a deep change in supply and demand flows after the outbreak of the conflict between Russia and Ukraine. World steel production fell 4.2% year on year, to 1.878 billion metric tons, with China reducing their steel output for the second year in a row and the absence of Ukraine as an important producer in the Black Sea region. Increase in production costs, with both energy and raw material pressuring European producers, also helped decrease the global production. India and Iran were the outliers, with 5.5% and 8% increases, compared to 2021.

According to Worldsteel Association, China’s total output was 1.013 billion tonnes in 2022, which represents a 2.1% decrease, comparing to 2021’s 1.033 billion. This retraction follows closely the 3% GDP growth for 2022, below the country’s 5% target for the year. The Zero COVID-19 policy, that was in force for most of the year, in conjunction with credit restrictions and high default rates from buyers, impacted the civil construction performance, which is the main driver for steel demand in the country. Low margins also dampened production, with BOF operational rates going from 92% in September to 82% in October.

The changes in the international trade flow of steel present a good picture of the conflict’s developments. In 2021, Russia was responsible for 38% of all seaborne slab sold and approximately 25% of billets. With sanctions to Russian companies and individuals imposed by the western world, especially the United States and European Union, a shift was seen on supply and demand flows. Russia focused on Turkey, Asia, Middle East and Northern Africa, while the west developed new suppliers, with Brazil being the primary alternative on slabs and pig iron.

In Europe, steel production was down 10.5% considering the EU countries, 12.5% for the United Kingdom and Turkey and 20.2% for CIS, with Ukraine’s production 70% lower compared to 2021. The consequences of the conflict were also felt throughout the continent, with high energy prices, after the restriction on gas supply from Russia, diminishing steel margins, and increasing both interest and inflation rates. These last factors resulted in a decrease in the steel demand and, subsequently, some BOFs being idled in August 2022. The continent produced 266 million tonnes of steel in 2022.

Not only China and Europe saw decreases in production, but North and South America registered 5.5% and 5% contraction, respectively, compared to 2021. By the end of the year, apparent consumption was stable on the lower levels seen in the third quarter. On the opposite side, Iran and India saw increases year on year, after both countries became important suppliers as Europe procured different sources.

As expected, Gerdau’s Brazilian exports in 2022 remained focused in South and Central America, with significant increase in participation year over year. Important market developments and increasing volumes were seen, with flat products being supplied to South America and Europe and long products to Africa.

The following table presents Gerdau’s Brazilian exports by destination for select periods:

Exports of Gerdau
by Destination (%)	2022	2021	2020	2019	2018	2017
Total including shipments to subsidiaries (1,000 tonnes)	928	714	825	1,650	1,585	1,991
Africa	4%	—%	2%	2%	—%	6%
Central America	28%	12%	21%	34%	31%	21%
North America	4%	9%	3%	7%	7%	11%
South America	56%	61%	54%	50%	47%	42%
Asia	5%	17%	17%	4%	6%	6%
Europe	23%	1%	3%	3%	9%	11%
Middle East	—%	—%	—%	—%	—%	2%

Gerdau remains focused on serving strategic markets that contribute to the general results of its operation, analyzing the impacts and opportunities arising from the continued volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2023.

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

Iron Ore

Gerdau has three mines producing iron ore, all located in the Brazilian state of Minas Gerais (Várzea do Lopes and Miguel Burnier). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while being also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil[1]			North America			South America			Special Steel			Eliminations and Adjustments
	Rebars, merchant bars, beams, drawn
	products, billets, blooms, slabs, wire
	rod, structural shapes, hot rolled coil,			Rebars, merchant bars, wire rod, light			Rebar, merchant bars and			Stainless steel, special profiles
Products	heavy plate and iron ore.			and heavy structural shapes.			drawn products.			and wire rod.			–
Year	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net Sales	32,971.1	34,757.8	17,753.0	31,098.9	27,838.0	17,458.0	7,179.7	6,856.8	3,831.0	13,626.4	10,980.1	6,092.0	(2,464.0)	(2,087.6)	(1,139.0)
% of Consolidated Net Sales	42.1%	44.4%	40.1%	39.7%	35.5%	39.8%	9.2%	8.8%	8.7%	17.4%	14.0%	13.9%	(3.1)%	(2.6)%	(2.6)%
Net (Loss) Income (R$million)	3,325.3	8,317.3	1,924.0	6,865.8	3,847.9	469.0	662.9	969.0	557.0	1,445.4	895.5	(18.0)	(819.8)	1,159.3	(524.0)
% of Consolidated Net (Loss) Income	21.4%	53.5%	79.9%	44.1%	24.7%	19.5%	4.3%	6.2%	23.1%	9.3%	5.8%	(0.7)%	(5.3)%	7.5%	(21.8)%

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2021 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.8 million tonnes in 2022, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

Other Inputs

In addition to scrap, pig iron, sponge iron and iron ore, Gerdau’s operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen and other industrial gases and limestone, albeit in smaller amounts. Additional inputs associated with the production of pig iron are thermal-reducer, as coal coke, charcoal or natural gas, which is used in blast furnace mills.

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

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2022, provision for expected credit losses was 1.8% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 1.9% on December 31, 2021 and 3.7% on December 31, 2020. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 5.8 billion (R$ 30.5 billion as of December 31, 2022), including material damage to installations of US$ 4.6 billion (R$ 24.1 billion as of December 31, 2022) and losses of gross revenues of US$ 1.2 billion (R$ 6.4 billion as of December 31, 2022), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2023. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

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

Gerdau’s mining operations in Brazil are subject to the rules of the Brazilian Mining Code and its regulation (Decree-Law 227, of February 28, 1967 and Decree 9,406, of June 12, 2018) and to the applicable mining legislation, with mining exploration governed by Mining Property Rights and Concessions.

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

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the DNPM processes referring to the mining rights held by Gerdau:

DNPM Process	City	Location / Mine / Project	State

1,978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4,575/1935	OURO PRETO	MIGUEL BURNIER	MG
3,613/1948	OURO PRETO	MIGUEL BURNIER	MG
5,303/1948	OURO PRETO	MIGUEL BURNIER	MG
5,514/1956	OURO PRETO	MIGUEL BURNIER	MG
5,975/1956	OURO PRETO	MIGUEL BURNIER	MG
6,549/1950	OURO PRETO	MIGUEL BURNIER	MG
930,600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3,583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3,584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3,585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8,141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6,255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5,945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932,705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833,209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,044/2006	OURO BRANCO	DOM BOSCO	MG
830,158/2007	OURO PRETO	DOM BOSCO	MG
830,159/2007	OURO PRETO	DOM BOSCO	MG
830,160/2007	OURO PRETO	DOM BOSCO	MG
831,640/2003	OURO PRETO	DOM BOSCO	MG
830,475/2007	OURO PRETO	DOM BOSCO	MG
832,620/2006	OURO PRETO	MIGUEL BURNIER	MG
830,798/2013	OURO PRETO	MIGUEL BURNIER	MG
832,377/2014	OURO PRETO	MIGUEL BURNIER	MG
832,375/2014	OURO PRETO	MIGUEL BURNIER	MG
833,018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832,625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.	ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2022 is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2022, 2021 and 2020:

		Equity Interests
Consolidated company	Country	Total capital(*)
		2022	2021	2020

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and Subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.82
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	47.34	70.62	89.26
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	—	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	—

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 62.14% in 2022, 73.54% in 2021 and 92.58% in 2020.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP and Chaparral Steel Company.

(2) Subsidiaries: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Bank JP Morgan S.A.

(5) Subsidiary: Siderco S.A.

(6) Subsidiaries: G2L Logística Ltda, G2base Fundações e Contenções Ltda e G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A. and Cluster Industrial S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owns a 50% stake, the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau has a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%, investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake, the investments in Addiante S.A. and Ubiratã Tecnologia S.A., in Brazil, in which the Company holds a 50% stake, the investment in Diaco S.A. in Colombia, which Gerdau has a 49.86%, and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau has a 27.50% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

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

Gerdau Summit Aços Fundidos e Forjados S.A. — Gerdau Summit Aços Fundidos e Forjados S.A. - On January 5, 2017, the Company subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by a specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. is accounted for as of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest.

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

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2022:

			INSTALLED CAPACITY
	LOCATION		(1,000 tonnes)
			PIG
			IRON/
			SPONGE	CRUDE	ROLLED
PLANTS	COUNTRY	STATE	IRON	STEEL	PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,592	7,261	7,267
Açonorte	Brazil	PE	—	265	242	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	180	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	160	140	EAF mini mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	936	1,520	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	600	460	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	420	—	EAF mini mill	Billet
Usiba	Brazil	BA	—	495*	397*	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Riograndense	Brazil	RS	—	450	495	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Caucaia	Brazil	CE	—	—	600	EAF mini mill, rolling mill	Billets, rebars and coil rebar
São Paulo	Brazil	SP	—	950	600	EAF mini mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	3,700	3,600	3,030	Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC

NORTH AMERICA OPERATION			—	5,406	4,773

Cambridge	Canada	ON	—	299*	279	EAF mini mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	875	653	EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	410	279	EAF mini mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	613	474	EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—	360	259	EAF mini mill, rolling mill	Special sections, merchant bars, rebar
St. Paul	USA	MN	—	370*	360*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	715	657	EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	270	231	EAF mini mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,407	1,422	EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	756	519	EAF mini mill, rolling mill	Merchant bars and beams
SOUTH AMERICA OPERATION				890	903
Uruguay	Uruguay	—	—	100	90	EAF mini mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—	450	240	EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400*	340	573	Blast Furnace, EAF mini mill, rolling mill	Rebar and merchant bars
						EAF mini mill, rolling mill	Rebar
SPECIAL STEEL OPERATION				2,490	2,999
Pindamonhangaba	Brazil	SP	—	620	759	EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	340	264*	EAF mini mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	615	EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	500	500	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	280*	250*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	600	625	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
GERDAU TOTAL			4,592	16,047	15,442

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

Gongo Soco

There are no mining activities at this location by the Company. The mining rights, as well as the mine, were leased by the company SPE MSA Trindade Mineração Ltda.

The image below represents what the Company believes to be the location of the current and eventual iron ore production units and their main access routes:

Investment Programs

On February 22, 2022, the Company announced its capex projection for 2022 in the amount of R$ 4.5 billion. Disbursements made in 2022 totaled R$ 4.3 billion. With the worsening of the pandemic in the first half of 2021 and the difficulties caused by bottlenecks in some global supply chains, approximately R$ 500 million have not been disbursed and was included for the year 2022.

On February 28, 2023, Gerdau S.A. approved its new investment plan in the amount of R$ 5.0 billion for 2023.This investment plan is divided into two fronts: (i) Maintenance and (ii) Expansion and Technological Updating.

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

Of the total planned for 2023, investments that return environmental benefits are expected to be roughly R$ 830 million, approximately 4% higher than the amount invested in 2022. These investments include: expanding forest assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

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

In 2022, Gerdau S.A. invested R$ 639.31 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

Environmental Regulations

In all of the countries in which the Company operates, it is subject to federal, state and municipal environmental laws and regulations governing, but not limited to, the air emissions, wastewater discharges and solid and hazardous waste handling and disposal. Its manufacturing facilities have been operating under the applicable environmental rules. The respective permits and licenses require compliance with conditions and various performance standards, which are monitored by regulatory authorities. The Company employs a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. The Company works to assure that its operations maintain compliance in all material respects with the applicable environmental laws, regulations, permits and licenses currently in effect. When Gerdau acquires new plants, it conducts an assessment of potential environmental issues and prepares a work plan in compliance with the local authorities.

In most countries, both federal and state governments have the power to enact environmental protection laws and issue regulations under such laws. In addition to those rules, the Company is also subject to municipal environmental laws and regulations. Under such laws, individuals or legal entities whose conduct or activities cause harm to the environment are usually subject to criminal, civil and administrative sanctions, as well as any costs to repair the actual damages resulting from such harm.

The steel industry uses and generates substances that can cause environmental damages. The Company’s Management conducts surveys periodically to identify areas potentially impacted and recorded as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 484,652 on December 31, 2022 (R$262,081 recognized as current liabilities and R$222,634 as non-current liabilities), R$ 575,709 on December 31, 2021 (R$ 231,711 recognized as current liabilities and R$ 343,998 as non-current liabilities) and R$ 297,094 on December 31, 2020 (R$ 125,992 recognized as current liabilities and R$ 171,102 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. See Note 22 - Environmental Liabilities.

Brazilian Environmental and Regulatory Legislation

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

Brazilian environmental legislation provides for the imposition of criminal, civil and administrative liabilities on individuals and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a significant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

•

fines that at the administrative level could reach as high as R$ 1 billion, and that could be influenced by the wrongdoer’s economic capacity and past record, as well as the severity of the facts and prior history, that could be potentially doubled or tripled in case of repeat offenders;

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

Environmental legislation also provides for piercing the corporate veil, affecting shareholder assets, whenever the lack of solvency of an entity represents an impediment to recovery of environmental damages.

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

Decarbonization Strategy

In 2019, the Company engaged in a review of materiality through which it determined the most significant material issues - all of them linked to the SDGs (Sustainability Development Goals) to guide our strategy and management initiatives and guide the way in which we communicate with our stakeholders and society in general. One of the issues identified as most significant was “Mitigation and adaptation to climate change”. GHG emissions are a key issue in the debate on climate change and a sensitive point for the steel industry, given the level of emissions from its production facilities in relation to the industrial sector as a whole. In 2022, Gerdau had its material issues revised and this topic is still considered material for the Company.

The Company defines its risk management guideline and procedure based on business analysis, including issues related to climate change and the ESG Scorecard indicators. Industry trends that can impact business in the short-, medium- and long-term, as well as environmental, social and governance factors, image and legislation are assessed.

The identified risk factors related to climate change are related to unexpected interruptions in the production capacity of the Company’s main units and facilities that would increase production costs, reducing sales and earnings in the affected period. The Company could be affected by risks,such as:

●	Reduced availability of electricity arising from a period of water crisis: the production of crude steel is an electricity-consuming process, especially in steel mills that use electric arc furnaces. Electricity is an important component for the production of these units, as is natural gas, although to a lesser extent. Electricity cannot be replaced by another energy source in the Company’s mills and rationing or interruptions in supply can affect the production of these units.
●	Fires or severe weather conditions: Unforeseen periods of drought can impair the performance of our forest areas, reducing the availability of the bio-reducer for our operating units that use this input; Floods can result in unforeseen periods of production stoppage, among others.
●	Water shortage resulting from a period of water crisis: Reduction of water withdrawal for the production process, leading to a reduction in production.

Such risks would increase production costs, reducing sales and earnings in the affected period as a result of unexpected events. As a consequence, the Company is susceptible to periods of stoppage or reduction of production in the steel mills, which may also occur in the future. Interruptions in production capacity may adversely affect Gerdau’s productivity and operating results. In addition, any interruption in production capacity may require additional troubleshooting expenses which would impact the Company’s cash flow. As a result, long business interruptions can also damage the Company’s reputation and lead to the loss of customers, which can have a negative impact on business, results of operations and cash flows. The Company could also be affected by transition risks related to policy, legal, technology, market and reputation risks.

In 2021, the Company prepared the GHG inventory of all of its global industrial units (base year, 2020). Since then, the data has been audited by a third party, following ISO 14064 (Greenhouse gases), and reporting its GHG emissions management on CDP since 2021 (2020 base year), CPD is a reference entity in the evaluation of sustainable actions. In 2022, Gerdau kept its B score, a score higher than the global average and the sector’s score, reinforcing the Company’s commitment to the sustainability of its operations, in line with the ESG criteria. Also in 2022 (base year 2021), for the first time, Gerdau reported CDP Water Security for Brazil operations and received a B- score, reinforcing the Company’s commitment to transparency.

With the support of specialized consultants, we study the scenarios of productive and technological changes with the lowest effective carbon cost to define goals and guide our strategy. Consistent with this, the Company adopted the MACC “Marginal Cost Curve Abatement” and structured and published on February 1, 2022 the goal of reducing greenhouse gas emissions related to scope 1 and 2 by 2031, from 0.93 t of CO₂e per ton of steel produced to 0.83 t of CO₂e per ton of steel produced, a level that will leave us with a volume of emissions less than half the world average for the steel sector, which today is 1.93 t of CO₂e according to the World Steel Association. This target is factored in our Long-Term Compensation (ILP) program.

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of greenhouse gas emissions. Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

●	71% of the steel we produce comes from recycling of ferrous scrap: Gerdau S.A. is the largest recycler in Latin America, transforming 11 million tonnes of scrap into steel. This enables us to promote a circular economy, saving natural resources and reduce energy consumption and greenhouse gas emissions.
●	World’s largest charcoal producer: The Company has more than 250,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of greenhouse gases.
●	High gas reuse level: Currently, we are leaders in managing greenhouse gases and being renowned as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Our reduction from 0.93t CO2e / t steel (base year 2020) to 0.83t CO2e / t steel, by 2031, in scopes 1 and 2 prioritizes:

●	Greater energy and operational efficiency;
●	Higher use of scrap;
●	Expansion of our forestry base and renewable energy sources; and
●	Investment on new technologies and open innovation.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2022 and 2021 and for each year in the three year period ended December 31, 2022, included in this Annual Report that have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

For a discussion of the Company’s financial condition and results of operations as of December 31, 2020, see “Item 5. Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-14878), filed with the SEC on March 31, 2022. Such information is not incorporated by reference into this Annual Report.

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

In 2022, Brazilian GDP increased 2.9% (equivalent to US$ 1.6 trillion Nominal GDP) driven to services, industry and agribusiness sectors. Inflation, as measured by the IPCA index, was 12.1%. The average CDI rate in the year was 12.4%. The Brazilian real depreciated by 1.75% against the U.S. dollar, ending the year at R$ 5.20 to US$ 1.00.

In 2021, Brazilian GDP increased 4.7% (equivalent to US$ 8.6 trillion Nominal GDP) driven to services, industry and agribusiness sectors. Inflation, as measured by the IPCA index, was 10.1%. The average CDI rate in the year was 4.4%. The Brazilian real depreciated by 7% against the U.S. dollar, ending the year at R$ 5.58 to US$ 1.00.

In 2020, Brazilian GDP decreased 4.1% (equivalent to US$ 7.4 trillion Nominal GDP) mainly as a result of the COVID-19 pandemic. Inflation, as measured by the IPCA index, was 10.1%. The average CDI rate in the year was 2.75%. The Brazilian real depreciated by 29% against the U.S. dollar, ending the year at R$ 5.20 to US$ 1.00.

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

	2022		2021		2020
Actual GDP growth		2.7%		4.7%		(4.1)%
Inflation (IGP-M) (1)		5.4%		17.8%		23.2%
Inflation (IPCA) (2)		5.7%		10.1%		4.5%
CDI rate (3)		12.4%		4.4%		2.8%
6-month LIBOR		5.1%		0.34%		0.2%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		7.5%		6.88%		29.0%
Foreign exchange rate at end of year — US$ 1.00	R$	5.5129	R$	5.5805	R$	5.1967
Average foreign exchange rate — US$ 1.00 (4)	R$	5.279	R$	5.3950	R$	5.1578

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

In 2022, according to the IMF (International Monetary Fund) the U.S. Real GDP increased by 2.7%. Inflation, as measured by the CPI, was 6.5%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 4.25%.

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

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2022	2021	2020
Actual Real GDP growth (1)	2.7%	10.0%	(2.3)%
Inflation (CPI) (2)	6.5%	7%	1.4%
Fed Funds (3)	4.25%	0.25%	0.25%

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

Production Costs Breakdown in 2022, 2021 and 2020 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment			Special Steel Business Segment
% of costs	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Personnel	15.4	14.8	18.9	15.7	14.6	17.3	15.1	13.9	17.9	9.5	9.3	13.1	18.7	19.9	26.8
Maintenance	6.2	5.2	6.4	5.8	4.9	5.8	7.9	5.9	7.6	3.3	3.5	4.3	5.1	4.9	5.5
Depreciation	3.2	3.2	4.6	4.4	5.1	6.1	2.1	1.8	3.1	1.0	1.4	2.7	4.0	3.8	6.2
Metallic Inputs	50.2	57.3	44.6	34.6	45.2	32.4	58.8	65.5	53.5	74.3	75	62.1	52.3	52.6	38.6
Energy and Reducing Agents	15.5	11.2	14.3	30.4	21.8	28.0	6.5	4.9	6.1	7.4	6.6	11.0	9.1	8.6	9.8
Specific Materials	9.2	8.2	11.2	9.2	8.5	10.4	9.6	8.0	11.8	4.4	4.2	6.8	10.7	10.2	13.1

Significant events affecting financial performance during 2022 and 2021

According to the World Steel Association (worldsteel), steel production came to 1.87 billion tonnes in 2022, down 4.2% from 2021. The highlight was the Americas, where Gerdau’s operations are located, which registered continuing high levels, even with the 4.7% drop in 2022 compared to 2021. Gerdau’s shipments reached 11.9 million tonnes, generating net sales of R$ 82.4 billion, 5.2% higher than in 2021. The Company’s intense focus on operating efficiency translated into a strong net income of R$ 11.5 billion in 2022.

In 2022, shipments to the industrial sector registered excellent performances in the agriculture, energy, machinery and highway equipment, capital goods and yellow line sectors, which benefited from demand in the domestic market, the location of the supplier base and opportunities in the export market given foreign exchange rates. Meanwhile, the infrastructure sector presented a positive scenario. Note that at end-2022, the Construction Industry Confidence Index (FGV) reached 95.3 points, down from 95.3 points in November. In North America, demand from the non-residential construction and industrial sectors remained at suitable levels. According to US Census Bureau, total investments in construction (CPIP- Construction Put-in-Place) grew by 10.6% in 2022, to US$ 1.8 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 49.3 points in December 2022. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 48.4 points in December 2022. In South America, steel production and shipments grew in 2022 compared to 2021, led by the good performance of the construction sector, which recovered to ideal levels in all countries of the sector, especially in Argentina. Lastly, in the Special Steel Business Operation, in Brazil, the heavy vehicle sector in 2022 registered good performance, . According to ANFAVEA, heavy vehicle production grew 5.4% in the year of 2022 compared with 2021, driven by robust activity in the construction, agribusiness and machinery and equipment sectors. In the United States and Canada, the oil and gas industry staged a recovery, with the total number of operating rigs in the U.S. reaching 689 on average in 2022, compared to 604 in 2021, according to Baker Hughes U.S. Rotary Rig Counts.

COVID-19 Pandemic – Despite the gradual recovery in our business divisions, the year 2022 still had economic impacts caused by the coronavirus (COVID-19) pandemic. China enacted a COVID-19 Zero policy, which only ended in December 2022. The continuity of the pandemic imposed constraints on various sectors of the economy, which suspended production, shipments, sales and services, etc.

For Brazil and South America segments, they show resilience in the year, with economic activity at levels higher than those seen in the pre-pandemic period, notably in the civil construction and industry sectors. For Special Steel segment, we had a gradual recovery in the automotive sector - favored by the normalization of the supply of chips and semiconductors, a sector greatly affected during the COVID-19 pandemic. For North America segment, a good recovery, with highlights for the Non-residential Construction, Industry and Distribution sectors, which remain resilient.

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 1.1 billion (equivalent to R$ 5.7 billion as of December 31, 2022) (designated as hedges) is recognized in the Statement of Comprehensive Income.

A.Results of Operations

The following presentation of the Company’s operating results for the years ended on December 31, 2022 and 2021 is based on the Company’s Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2022 compared with year ended December 31, 2021.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	2022	Vertical Analysis 2022	2021	Vertical Analysis 2021	Horizontal Analysis 2022x2021

NET SALES	82,412,210	100.00%	78,345,081	100.0%	5.2%

Cost of sales	(63,661,156)	(77.2)%	(57,527,721)	(73.4)%	10.7%

GROSS PROFIT	18,751,054	22.8%	20,817,360	26.6%	(9.9)%

Selling expenses	(733,026)	(0.9)%	(715,830)	(0.9)%	2.4%
General and administrative expenses	(1,454,592)	(1.8)%	(1,390,121)	(1.8)%	4.6%
Other operating income	246,313	0.3%	979,760	1.3%	(74.9)%
Other operating expenses	(210,042)	(0.3)%	(460,029)	(0.6)%	(54.3)%
Eletrobras compulsory loan recovery	—	—	1,391,280	1.8%	—
Results in operations with subsidiary and joint ventures	—	—	(162,913)	(0.2)%	—
Impairment of financial assets	(81)	(0.0)%	357	0.0%	(122.7)%
Equity in earnings of unconsolidated companies	1,151,827	1.4%	563,158	0.7%	104.5%

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	17,751,453	21.5%	21,023,022	26.8%	(15.6)%

Financial income	606,362	0.7%	249,024	0.3%	143.5%
Financial expenses	(1,563,158)	(1.9)%	(1,433,087)	(1.8)%	9.1%
Bonds repurchase expenses	—	—	(264,687)	(0.3)%	—%
Tax credits monetary update	—	—	788,741	1.0%	—
Exchange variations, net	(974,709)	(1.2)%	(108,373)	(0.1)%	799.4%
Gain and losses on financial instruments, net	39,079	0.0%	17,928	0.0%	118.0%

INCOME BEFORE TAXES	15,859,027	19.2%	20,272,568	25.9%	(21.8)%

Current	(3,709,414)	(4.5)%	(4,306,223)	(5.5)%	(13.9)%
Deferred	(670,061)	(0.8)%	(407,407)	(0.5)%	64.5%
Income and social contribution taxes	(4,379,475)	(5.3)%	(4,713,630)	(6.0)%	(7.1)%

NET INCOME	11,479,552	13.9%	15,558,938	19.9%	(26.2)%

			Year ended
			December 31,
			2022 compared
	Year ended	Year ended	with year ended
Net sales by Segment	December 31,	December 31,	December 31,
(R$ million)	2022	2021	2021
Brazil	32,971	34,758	(5.1)%
North America	31,099	27,838	11.7%
South America	7,180	6,857	4.7%
Special Steel	13,626	10,980	24.1%
Eliminations among segments	(2,464)	(2,088)	18.0%
Total	82,412	78,345	5.2%

In 2022, net sales came to R$ 82.4 billion, up 5.2% from 2021, which were R$ 78.3 billion, reflecting the global upcycle in commodity prices, which resulted in higher net sales per tonne. The volumes in 2022 decreased 4.7% compared to 2021, where 11.9 million tonnes were sold compared to the quantity of 12.7 million tonnes in 2021. The construction and industry sectors, where the Company operates, experienced growth in net sales per tonne in 2022 when compared to the year of 2021.

Brazil Segment reached net sales of R$ 33.0 billion, a reduction of 5.1% to the net sales reached in 2021, which were R$ 34.8 billion. The decrease in volume of sales, which were 5.4 million tonnes in 2022 compared to 5.7 million tonnes in 2021 was a consequence of lower volumes sold in the Brazilian domestic market. Despite the fact of lower volumes sold, net sales per tonne increased in 2022 when compared to 2021 due to effects of global upcycle in commodity prices, which also resulted in higher net sales per tonne in the Brazil segment.

In the North America Segment, net sales were R$ 31.1 billion, resulting in an increase of 11.7% compared to 2021. The volume of sales in 2022 were 4.1 million tonnes, 7.3% lower than 2021, which were 4.5 million tonnes. Despite the fact of lower volumes sold, net sales per tonne increased in 2022 when compared to 2021 due to effects of global upcycle in commodity prices, which also resulted in higher net sales per tonne in the North America segment.

In the South America Segment, net sales were R$ 7.2 billion, compared to R$ 6.9 billion in 2021, an increase of 4.7% in the year due to higher net sales per tonne in 2022 when compared to 2021 due to effects of global upcycle in commodity prices, as well as higher inflation rates in the region.

In the Special Steel Segment, net sales were R$ 13.6 billion in 2022 while in 2021 were R$ 11.0 billion, an increase of 24.1% in 2022 when compared to 2021. In terms of volumes sold, there was the same level with 1.7 million tonnes in 2022 and also in 2021. Despite the fact of similar volumes sold, net sales per tonne increased in 2022 when compared to 2021 due to effects of global upcycle in commodity prices, which also resulted in higher net sales per tonne in the Special Steel segment.

Cost of goods sold and Gross Profit

				Year ended
				December 31,
				2022 compared
				with year ended
		Year ended December 31, 2022		December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2022	2021	2021
Brazil	Net sales (R$million)	32,971	34,758	(5.1)%
	Cost of goods sold (R$million)	(27,083)	(22,496)	20.4%
	Gross profit (R$million)	5,888	12,262	(52.0)%
	Gross margin (%)**	17.9%	35.3%
North America	Net sales (R$million)	31,099	27,838	11.7%
	Cost of goods sold (R$million)	(22,694)	(22,417)	1.2%
	Gross profit (R$million)	8,405	5,421	55.0%
	Gross margin (%)**	27.0%	19.5%
South America	Net sales (R$million)	7,180	6,857	4.7%
	Cost of goods sold (R$million)	(5,532)	(5,333)	3.7%
	Gross profit (R$million)	1,648	1,524	8.1%
	Gross margin (%)**	23.0%	22.2%
Special Steel	Net sales (R$million)	13,626	10,980	24.1%
	Cost of goods sold (R$million)	(11,186)	(9,427)	18.7%
	Gross profit (R$million)	2,440	1,553	57.1%
	Gross margin (%)**	17.9%	14.1%
Eliminations among companies	Net sales (R$million)	(2,464)	(2,088)
	Cost of goods sold (R$million)	2,834	2,145
	Gross profit (R$million)	370	57
Total	Net sales (R$million)	82,412	78,345	5.2%
	Cost of goods sold (R$million)	(63,661)	(57,528)	10.7%
	Gross profit (R$million)	18,751	20,817	(9.9)%
	Gross margin (%)**	22.8%	26.6%

In 2022, cost of goods sold increased 10.7% in comparison with 2021, to R$ 63.7 billion, driven by increases in the costs of key raw materials used by the Company 9% increase in iron ore prices and the 32% increase in scrap prices. Increases in raw materials directly impact production in the integrated route, mainly iron ore. To mini mills production, the impact is based on scrap.

In the Brazil Segment, cost of goods sold increased 20.4% compared to 2021, reflecting the sharp rise in raw material costs, such as the price increases of 24% in iron ore and 10% in scrap.

In the North America Segment, cost of goods sold decreased in 2022 compared to 2021, due to the 17% decrease in the scrap price.

In the South America Segment, cost of sales rose 3.7% from 2021, reflecting the 44% decrease in the scrap price in the period.

In the Special Steel Segment, cost of goods sold increased 18.7%, affected by the higher prices of the key raw materials used to make special steels. The scrap price increased by 9% in 2022 compared to 2021.

Selling, General and Administrative Expenses

			Year ended
			December 31,
			2022
			compared with
			year ended
Operating Expenses(*)			December 31,
(R$million)	2022	2021	2021
Selling expenses	733	716	2.4%
General and administrative expenses	1,455	1,390	4.7%
Total	2,188	2,106	3.9%
Net sales	82,412	78,345	5.2%
% net sales	2.7%	2.7%

(*)	The information does not include data from joint ventures and associate companies.

Over the last two years, the Company has been working to optimize its management of expenses and to reduce them as a ratio of revenue. Every year the other operating income and other operating expenses are evaluated to maintain low percentages in relation to net income.

Income before Financial Income (Expenses) and Taxes

Income before financial income (expenses) and taxes was R$ 17,751 million in 2022, compared to income of R$ 21,023 million in 2021. Despite strong result in 2022 in terms of historical comparison, the reduction in 2022, when compared to 2021 was mainly related to the decrease in gross profit, which was related to cost pressure of raw materials in 2022.

			Year ended
			December 31,
			2022 compared
			with year ended
Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net			December 31,
(R$ million)	2022	2021	2021
Financial income	606	249	143.4%
Financial expenses	(1,563)	(1,433)	9.1%
Bonds repurchase expenses	—	(265)	—%
Tax Credits Monetary update	—	789	—
Exchange rate variation, net	(975)	(108)	802.8%
Gains and losses on derivatives, net	39	18	116.7%
Total	(1,893)	(750)	(152.4)%

In 2022, the net financial expense was higher mainly due to the exchange rate variance, which resulted in an increase in the expense in the amount of R$ 866 million, when compared 2022 to 2021, partially compensated by a higher financial income, which represented an increase in income in the amount of R$ 357 million in the comparison of these two years. In addition, the Company recognized a tax credit monetary update in 2021 in the amount of R$ 789 million, which also represents a relevant variance to the increase in the financial expense. net for the compared two years.

Income and Social Contribution Taxes

Income tax and social contribution was an expense of R$ 4,379 million in 2022, compared to an expense of R$ 4,714 million in 2021. This decrease in the expense is mainly related to the reduction in income before taxes, which resulted in a reduction of 13.9% in the current income and social contribution taxes expenses for the year of 2022, when compared to 2021.

Net Income

Net income of R$ 11.5 billion in 2022 was 26.2% lower than 2021, mainly related to the decrease in gross profit and exchange rate variance, as detailed above.

B.	Liquidity and Capital Resources

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the year ended on		Horizontal analysis
	December 31, 2022	December 31, 2021	2022x2021
Cash flows from operating activities
Net income for the year	11,479,552	15,558,938	(26.2)%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,866,699	2,658,561	7.8%
Equity in earnings of unconsolidated companies	(1,151,827)	(563,158)	104.5%
Exchange variation, net	974,709	108,373	799.4%
Losses (Gains) on financial instruments, net	(39,079)	(17,928)	118.0%
Post-employment benefits	246,958	255,477	(3.3)%
Long-term incentive plans	104,714	65,289	60.4%
Income tax	4,379,475	4,713,630	(7.1)%
(Gains) Losses on disposal of property, plant and equipment, net	(25,579)	(77,417)	(67.0)%
Results in operations with subsidiary and joint ventures	—	162,913	—
Impairment of financial assets	81	(357)	122.7%
Provision (reversal) of tax, civil, labor and environmental liabilities, net	295,021	125,641	134.8%
Tax credits recovery	—	(1,182,082)	—
Interest income on short-term investments	(309,782)	(170,671)	81.5%
Interest expense on loans	964,607	1,059,841	(9.0)%
Interest on loans with related parties	199	(6,089)	(103.3)%
Reversal of net realizable value adjustment in inventory	43,843	(2,812)	(1,659.1)%
	19,829,591	22,688,149	(12.6)%
Changes in assets and liabilities
Increase in trade accounts receivable	290,579	(1,614,047)	118%
Increase in inventories	(2,039,135)	(7,704,329)	(73.5)%
Increase in trade accounts payable	(995,598)	2,534,329	(139.3)%
Increase in other receivables	(284,826)	290,658	(198.0)%
(Decrease) Increase in other payables	(1,509,232)	(317,658)	375.1%
Dividends from joint ventures	425,493	117,438	262.3%
Purchases of short-term investments	(3,588,529)	(3,010,084)	19.2%
Proceeds from maturities and sales of short-term investments	3,434,859	3,595,212	(4.5)%
Cash provided by operating activities	15,563,202	16,579,668	(6.1)%

Interest paid on loans and financing	(968,851)	(1,100,826)	(12.0)%
Interest paid on lease liabilities	(88,370)	(68,789)	28.5%
Income and social contribution taxes paid	(3,355,643)	(2,893,120)	16.0%
Net cash provided by operating activities	11,150,338	12,516,933	(10.9)%

Cash flows from investing activities
Purchases of property, plant and equipment	(4,291,873)	(3,026,023)	41.8%
Proceeds from sales of property, plant and equipment, investments and other intangibles	48,322	82,635	(41.5)%
Purchases of other intangibles	(189,382)	(166,310)	13.9%
Capital (increase) decrease in joint venture	(26,751)	113,595	2.7%
Net cash used in investing activities	(4,459,684)	(2,996,103)	48.8%

Cash flows from financing activities
Acquisition of interest in subsidiary	(46,153)	—	—
Purchase of treasury shares	(1,073,124)	—	—
Dividends and interest on capital paid	(5,891,690)	(5,339,426)	10.3%
Proceeds from loans and financing	2,263,311	609,703	271.2%
Repayment of loans and financing	(3,201,126)	(5,116,621)	37.4%
Leasing payment	(310,226)	(275,854)	12.5%
Intercompany loans, net	2,721	139,556	(98.1)%
Net cash used in financing activities	(8,256,287)	(9,982,642)	17.3%

Exchange variation on cash and cash equivalents	(119,158)	5,262	(2,364.5)%
(Decrease) Increase in cash and cash equivalents	(1,684,791)	(456,550)	269.0%
Cash and cash equivalents at beginning of year	4,160,654	4,617,204	(9.9)%
Cash and cash equivalents at end of year	2,475,863	4,160,654	(40.5)%

Net cash provided by operating activities

In 2022, net cash from operating activities decreased 10.9% when compared to 2021, due to a lower net income for the year, reconciled to the lines of net income that do not affect cash flow, partially compensated by variances in the working capital lines (trade accounts receivable, inventories and trade accounts payable).

Cash conversion cycle

In December 2022, the cash conversion cycle was 81 days compared to 60 days in December 2021. This increase was mainly related to a higher amount of inventories, which was increased to better meet demand of the Company’s products. In addition, accounts receivable and accounts payable already increased due to the business environment of the year.

Net cash used in investing activities

Net cash used in investing activities increased 48.8% in 2022 when compared to 2021, mainly due to increase in investment in property, plant and equipment.

Net cash used in financing activities

Net cash used in financing activities decreased 17.3% in 2022, when compared to 2021, mainly due to proceeds from loans and financing net of repayment of loans and financing, which are the main effects that resulted in the reduction of net cash used in financing activities.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (of the last three months as of the date presented), multiplied by 90.

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2022 and 2021 (in thousands of Brazilian reais):

	2022	2021
SHORT-TERM:	3,121,148	1,766,493
Total short-term debt	2,492,262	234,537
Debentures	628,886	1,531,956

LONG-TERM:	9,486,242	12,273,200

Total long-term debt	8,687,355	10,875,249
Debentures	798,887	1,397,951

TOTAL DEBT:	12,607,390	14,039,693
Total cash and cash equivalents and short-term investments	5,434,998	6,786,866
In R$	2,989,249	3,064,270
Companies abroad	2,445,749	3,722,596

NET DEBT(1)	7,172,392	7,252,827
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

Total debt was R$ 12,607 thousand and R$ 14,040 thousand for the years ended December 31, 2022 and 2021, respectively.

At the end of December 2022, the nominal weighted average cost of gross debt was 7,25%, or 14.31% for the portion denominated in Brazilian real, 5.89% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.69% for the portion contracted by subsidiaries abroad. On December 31, 2022, the average gross debt term was 7.4 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gerdau S.A.
Long-Term Amortization	(R$ thousands)
2024	809,098
2025	410,840
2026	809,297
2027 and After	7,457,007
Total	9,486,242

Financial Agreements

Below are the material financial agreements outstanding at year end 2022:

Bonds

The Company, through its subsidiaries, GTL Trade Finance Inc. Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2023, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. In May, 2022, the Company, through its subsidiaries Gerdau Holdings Inc. (“GHI”) and GTL Trade Finance Inc (“GTL”), concluded the redemption (make-whole) of 100% of the Bonds they issued jointly, with principal amount of US$ 158.8 million, interest of 5.893% and maturity in 2024. On December 31, 2022, the outstanding balance of these bonds was as follows:

			Interest Payment		Initial Amount	Outstanding
Bond	Issuance Date	Maturity	Months	Coupon	(US$ million)	Balance (USD million)
2023	April 15th, 2013	April 15th, 2023	April & October	4.750%	750	US$ 188 (R$ 982)
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650	US$ 427 (R$ 2,225)
2030	November 21st, 2019	January 21st, 2030	January & July	4.250%	500	US$ 498 (R$ 2,598)
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500	US$ 481 (R$ 2,510)
					TOTAL	US$ 1,594
					TOTAL	R$ 8,316

Debenture

The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years. In November, 2022, the Company repaid the debentures issued in 2018, with total amount of R$ 1,500 million On December 31, 2022, the outstanding balance of these debentures was as follows:

						Outstanding
			Interest Payment			Principal (BRL
Debenture	Issuance Date	Due Date	Months	Coupon	Initial Amount	million)
2023	April 25th, 2019	May 6th, 2023	May & November	105.5% CDI	600	600
2026	April 25th, 2019	May 6th, 2026	May & November	107.25% CDI	800	799
					TOTAL	1,399

Bank Loans

The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 and 2022 the raising of bank funding denominated in BRL. On December 31, 2022, the outstanding balance of these loans was R$ 1,200 million.

Credit Lines

In 2022, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,565 million) and final maturity on September 2027. On December 31, 2022, there were no outstanding loans under this facility.

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

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2022	2021	2022	2021	2022	2021
Currency forward contracts

Maturity in 2022	buyed in US$	—	US$ 5.3 milion	—	3,246	—	—
Maturity in 2023	buyed in US$	US$ 30.9 million		—	—	17,950	—

Commodity contracts
Maturity in 2023/2024	buyed in US$	US$ 2.4 million		3,272	—	1,106	—

Total fair value of financial instruments				3,272	3,246	19,056	—

Fair value of derivatives	2022	2021
Current assets	3,272	3,246
	3,272	3,246
Fair value of derivatives
Current liabilities	19,056	—
	19,056	—

Net Income	2022	2021
Gains on financial instruments	83,465	28,349
Losses on financial instruments	(44,386)	(10,421)
	39,079	17,928
Other comprehensive income
Gains on financial instruments	—	1,907
Losses on financial instruments	(607)	—
	(607)	1,907

Capital Expenditures

2022 – Capital Expenditures

In fiscal year 2022, capital expenditure on fixed assets was approximately R$ 4.3 billion. Of this amount, 60% was allocated in Brazil Segment and the remaining 40% was allocated to another operations of Gerdau.

Brazil Segment — a total of R$ 2.592 million was invested in this operation for capital expenditures.

North America Segment — this business segment spent R$ 972 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment.

South America Segment — the South American units spent R$ 148 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 520 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment.

2021 – Capital Expenditures

In fiscal year 2021, capital expenditure on fixed assets was R$ 3.0 billion. Of this amount, 53% was allocated to operations in Brazil and the remaining 47% was allocated to operations in the other countries in which Gerdau operates.

Brazil Segment — a total of R$ 1.608 million was invested in this operation for capital expenditures.

North America Segment — this business segment spent R$ 715 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment.

South America Segment — the South American units spent R$ 112 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 540 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment.

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

According to the World Steel Association (Worldsteel), steel production came to 1.9 billion tonnes in 2022, equal to levels from 2021. In the Americas, where Gerdau’s operations are located, Gerdau produced 12.7 million tonnes of steel in 2022, which registered continuing high levels, even with the 4.7% drop in 2022 compared to last year. Gerdau’s shipments reached 11.9 million tonnes, generating net sales of R$ 82.4 billion, 5.2% higher than in 2021. The Company’s intense focus on operating efficiency translated into a net income of R$ 11.5 billion in 2022.

We believe that the scenario for 2023 remains positive for the construction sector in the Americas. Specifically in the U.S., the government has announced, as an example, funds of US$ 2.1 billion to revitalize bridges. Steel demand has been positively influenced by the level of activity in the construction sector, which is expected to grow by more than 6% this year. In particular, the infrastructure segment should advance 16% by 2023, driven by projects linked to the infrastructure investment package, the results of which are beginning to be felt. For the automotive industry, the prospects are good for the light vehicle market due to the gradual recovery in semiconductor inventories.

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

In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, the Company presents below the subjects that demand critical accounting estimates:

●	revenue recognition;
●	the recoverable amount of goodwill and long-lived assets;
●	provisions for tax, civil and labor claims;
●	recoverability of deferred tax assets;
●	estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases; and
●	long-term incentive plans through the selection of the valuation model and rates;

Revenue recognition

Net sales are presented net of taxes and discounts. The significant judgment made by the Company is presented in Note 2.17 and regarding revenue recognition it considers that revenue is derived from the single performance obligation to transfer its products under arrangements in which the transfer of control of the products and the fulfillment of the Company’s performance obligation occur at the same time and that revenue from the sale of goods is recognized when the Company has transferred control of the goods to the buyer and the buyer obtains the benefits from the goods, the potential cash flows and the amount of revenue (the transaction price) can be measured reliably, and the consideration is to be transferred, which means it is probable that the Company will collect the consideration to which it is entitled to in exchange for the goods.

The significant judgment also considers whether the customer has obtained control over the asset depends on when the goods are made available to the carrier or the buyer takes possession of the goods, depending on the delivery terms. For the Company’s operations, generally the criteria to recognize revenue has been met when its products are delivered to its customers (CIF term) or to a carrier who will transport the goods to its customers (FOB term) and these are the point in time when the Company has completed its performance obligations. Revenue is measured at the transaction price of the consideration received or receivable, the amount the Company expects to be entitled to.

The Company’s products follow industry production standards for its applications. Historically, only a small portion of the Company’s products are returned or have claims filed against the sale as result of quality complaints or other problems. Claims may be one of the following: product shipped and billed to an end customer that did not meet industry quality standards, such as physical defects in the goods, goods shipped to the wrong location or goods shipped outside acceptable time parameters. The Company estimates the consideration for such claims and reduces the amount of revenue recognized.

The warranties and claims arise when the product fails on the criteria mentioned above. Sales-related warranties associated with the goods cannot be purchased separately and they serve as an assurance that the products sold comply with agreed specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37. Warranties and claims represent immaterial amounts to the Company.

The recoverable amount of goodwill and long-lived assets;

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2022 test were: a) North America: 3% (3% in December 2021); b) Special Steel: 3% (3% in December 2021); c) South America: 3% (3% in December 2021); and d) Brazil: 3% (3% in December 2021).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 9.75% (9.50% in December 2021); b) Special Steel: 10.75% (10.50% in December 2021); c) South America: 18.00% (15.00% in December 2021); and d) Brazil 11.75%: (11.25% in December 2021). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 12.28% (12.05% in December 2021); b) Special Steel: 13.81% (13.29% in December 2021); c) South America: 26.47% (21.21% in December 2021); and d) Brazil: 15.56% (15.13% in December 2021).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 10,426 million (R$ 5,769 million in 2021); b) Special Steel: R$ 5,299 million (R$ 4,238 million in 2021); c) South America: R$ 1,074 million (R$ 2,248 million in 2021); and d) Brazil: R$ 3,632 million (R$ 8,994 million in 2021).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows. An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,749 million (R$ 4,337 million in 2021); b) Special Steel: R$ 4,329 million (R$ 3,301 million in 2021); c) South America: R$ 953 million (R$ 2,057 million in 2021); and d) Brazil: R$ 2,306 million (R$ 7,582 million in 2021). On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 9,161 million (R$ 4,679 million in 2021); b) Special Steel: R$ 4,586 million (R$ 3,545 million in 2021); c) South America: R$ 1,011 million (R$ 2,135 million in 2021); and d) Brazil: R$ 2,673 million (R$ 7,962 million in 2021).

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2022.

Provisions for tax, civil and labor claims

The significant judgment is related to recognition and measurement of provisions. Information regarding provisions for tax, civil and labor liabilities are presented in Note 19 of the Consolidated Financial Statements contained herein. The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. The table below informs amounts of tax, labor and civil provisions:

	2022	2021
a) Tax provisions	1,530,040	1,270,473
b) Labor provisions	463,452	435,803
c) Civil provisions	32,511	34,750
	2,026,003	1,741,026

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

Recoverability of Deferred Tax Assets

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

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 239,989 as of December 31, 2022 (R$ 240,231 as of December 31, 2021), which do not have an expiration date. The subsidiaries abroad had R$ 1,105,130 as of December 31, 2022 (R$ 1,256,438 as of December 31, 2021) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 334,475 as of December 31, 2021 (R$ 1,285,373 as of December 31, 2021), which expire at various dates between 2023 and 2044. Quantitative information regarding Deferred income and social contribution taxes booked as well as tax assets not booked due to the lack of expectation to use are presented in Note 8 of the Consolidated Financial Statements contained herein.

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2022 and 2021, respectively:

	2022
	Brazilian Plan	North America Plan
Average discount rate	9.81%	5.05% -5.11%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2022
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2022
Rate of rotation	Null	Based on age and/or the service

	2021
	Brazilian Plan	North America Plan
Average discount rate	8.82%	2.80% - 2.90%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2021
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2021
Rate of rotation	Null	Based on age and/or the service

Quantitative information regarding pension and post-retirement benefits amounts recognized are presented in Note 21 of the Consolidated Financial Statements contained herein.

Long-term incentive plans through the selection of the valuation model and rates

The Company settles its Long-term incentive plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company granted the following long-term incentive plans: Restricted Shares and Performance Shares, as presented in Note 27.

Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2020	13,018,407
Granted	3,146,696
Cancelled	(1,777,100)
Exercised	(1,918,669)
Balance on December 31, 2020	12,469,334
Granted	2,228,196
Cancelled	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company. As of December 31, 2022, the Company has a total of 9,836,850 preferred shares in treasury and, according to Note 24, these shares may be used for serving this plan.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

BOARD OF DIRECTORS

Chairman

Guilherme Chagas Gerdau Johannpeter

Vice-Chairmen

André Bier Gerdau Johannpeter

Claudio Johannpeter

Members

Alberto Fernandes

Augusto Brauna Pinheiro

Cláudia Sender Ramirez

Gustavo Werneck da Cunha

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Rubens Fernandes Pereira

Officers:

Cesar Obino da Rosa Peres

Fabio Eduardo de Pieri Spina

Hermenio Pinto Gonçalves

Mauro de Paula

Wendel Gomes da Silva

Fladimir Batista Lopes Gauto and Fernando Pessanha Santos left their executive positions held at Gerdau S.A and Metalúrgica Gerdau S.A. on January 3 and 18, 2023, respectively.

The following is a brief summary of the business experience of our Board of Directors and Board of Executive Officers members:

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Degree in Law from Unisinos in 1995 and holds an MBA in Marketing and Finance from the Kellogg School of Management, Illinois, USA.

•  Professional Experience: Has more than 37 years of experience at Gerdau and has held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (2014-2017). He was Vice Chairman of the Board of Directors of Gerdau S.A. and Vice Chairman of the Metallurgical Board of Directors Gerdau S.A., a publicly traded company, holding company of Gerdau S.A. (2018-2020). Currently is (i) Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of Gerdau Previdência (private social security), (iv) Board Member of the Gerdau Institute, (v) Board member of IEDI - Institute for Studies in Industrial Development and (vi) Member of the Board of GAB – Global Advisory Board of Kellogg Northwestern.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

•  Education: Degree in Business Administration from the Pontifíca Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

• Professional Experience: Has 40 years of experience at Gerdau and held the position of Chief Executive Officer (CEO) (2007-2017). He was President of the Worldsteel Association (2018-2019). Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees, (ii) Vice Chairman of the Board of Directors of Metalúrgica Gerdau SA,., (iii) Board member of the Executive Committee of the Worldsteel Association, (iv) Board Member of Directors of Instituto Aço Brasil (Brazilian Steel Institute), (v) Board Member of Alacero (Latin American Steel Association), (vi) Vice Chairman of the Federation of Industries of São Paulo – FIESP, (vii) Vice Chairman of the Federation of Industries of Rio Grande do Sul – FIERGS and (viii) Board Member of Transforma RS.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

• Professional Experience : He has worked at Gerdau for 40 years and held the position of Chief Operating Officer (COO) (2017-2012). In December 2017, he left his executive position at Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (2015-2020), and Board Chairman of Metalúrgica Gerdau SA (2016-2020),. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors at Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A.

ALBERTO FERNANDES (Born in 1962)

•  Education: Degree in Mechanical and Production Engineering from the Polytechnic School of the Universidade de São Paulo - USP (1986).

•  Professional Experience: He started his career in the financial market in 1986. He worked as Commercial Director at Crédit Commercial at France Bank (1989-1997), Commercial Director at Lloyds Bank (1997-1999) and Executive Vice President of Itaú/BBA (1999-2019). Currently (i) Board Member of Gerdau S.A. and (ii) Board Member of Metalúrgica Gerdau S.A., (iii) Senior Advisor at Morgan Stanley Brazil, (iv) Member of the Board of Direcional Engenharia (DIRR3) and JHSF (JHSF3), (v) Member of the Board of COPERSUCAR S.A., (vi) Chairman of the Board of Fulwood Logistica, (vii ) Senior Financial Advisor at Bracell Brasil Cia de Papel e Celulose, (viii) Member of the Board of CIVI-CO Social Impact Hub and (ix) Executive Director of the Museu de Arte de São Paulo (MASP).

AUGUSTO BRAUNA PINHEIRO (born in 1962)

•  Education: Graduated in Civil Engineering from Universidade Federal da Bahia (UFBA), 1984. General Training Course for Senior Executives from Universidade de São Paulo (USP), 1996.

•   Professional Experience: Worked for 30 years at Banco do Brasil (1982-2012), and since 1992 in the International Division, responsible for the areas of Capital Markets, Structured Trade Finance Operations and Correspondent Banking. Worked as General Manager of BB London, United Kingdom (1998-2003). Statutory Managing Director of BB’s International Division and Member of the Board of Directors of Brazilian American Merchant Bank (BAMB), BB Leasing International USA, BB Securities UK, Banco do Brasil Securities Ltd USA, SBCE-Seguradora Brasileira de Crédito à Exportação, Conselho Fiscal of Banco do Brasil AG Vienna and the Conselho Fiscal of Brasilprev (2003-2008). General Manager, in New York, responsible for the implementation of a retail bank for residents in that country (2008-2011). Returned to Brazil in 2011 appointed as Chief Investment Officer at Brasilprev. In August 2012 retired from Banco do Brasil and hired as CFO of the São Martinho Group (sugar and ethanol). Member of the Steering Committee of Sabemi - Seguros e Serviços Financeiros in Porto Alegre (RS) (2015-2018) and full member of the Board of Directors of Paranapanema S.A, as well as Coordinator of the HR and Sustainability Committee (2016-2020). Currently is (i) Board Member of Gerdau S.A. and (ii) Board Member of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A.

CLÁUDIA SENDER RAMIREZ (born in 1976)

•  Education: Degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

•  Professional Experience : Participated in Latam Airlines Brasil (2011-2019). For the last 5 years, she served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Currently is (i) Board Member of Gerdau S.A., (ii) Board Member of Metalurgica Gerdau S.A.,., (iii) Board Member of Embraer S.A., (iv) Board Member of Holcim (Switzerland) and (v) Board Member of Telefonica (Spain). Also serves on the boards of NGOs such as: Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva.

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

•  Professional Experience: He has worked at Gerdau for 18 years. He held the positions of Executive Officer of Gerdau Long and Flat Steel Brazil, Industrial Officer of Gerdau India, Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute) and “Juntos Somos Mais”.

RAFAEL DORNELES JAPUR (born in 1982)

• Education: Bachelor’s degree in Business Administration and Graduate in Economics from UFRGS.

•  Professional Experience: Has started his career at Gerdau in 2005 as an intern in the Planning area. In 2006, he participated in the trainee program in the Planning and Management department. In 2015, he was promoted to Business Development Manager and, a year later, he became the leader of the debt and capital market management process in the Financial department. In 2018, he assumed the position of Planning, IT & Innovation Manager at Gerdau Diaco and Gerdau Metaldom, in Colombia. In 2020, he returned to Brazil as General Manager in the Financial Operations department. He currently holds the position of Executive Vice President of Finance and CFO, responsible for Finance, Accounting and Tax departments. He is also an (i) Investor Relations Officer at the companies Gerdau SA, Metalúrgica Gerdau SA and Seiva SA – Florestas e Indústrias and, (ii) Vice President Director of Gerdau SA and Metalúrgica Gerdau SA and Director of Seiva SA – Florestas e Indústrias.

CESAR OBINO DA ROSA PERES (born in 1962)

• Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

• Professional Experience: Has more than 38 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico (2010-2012). In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia (2013-2014), later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently is the Commercial Officer of Gerdau Steel Brasil (GAB).

FABIO EDUARDO DE PIERI SPINA (born in 1972)

•  Education: Degree in Law from the University of São Paulo (Brazil - 1994), with L.L.M. (Master of American Laws, Harlan Fiske Stone Scholar) from Columbia University School of Law (New York, USA - 1997) and MBA from INSEAD / Wharton (Fontainebleau, France - 2002).

•  Professional Experience: He was Executive Director of Companhia Siderúrgica Nacional (CSN), Vice President Legal Corporate Finance of The Kraft Heinz Company / 3G, as well as Head of Ethics and Global Compliance. He was director and advisor for companies of the AGN Participações group and Global Legal Director and Director of Institutional Relations at Vale SA. At Anheuser-Busch Inbev, he served as Vice President of Investor Relations, and previously worked more than 10 years in Suzano group and law firms in Brazil and USA. He participated in the Chamber of Maintainers of the Millennium Institute. Professor at INSPER, served as a member of the Legal Advisory Board of the same institution, executive vice president of the Brazil-China Economic Council, Board Member of IBRAM (Brazilian Mining Institute), Board Member of the Center for Sustainable Development Vale-Columbia University, in addition a member of the Advisory Board of Fundação Getúlio Vargas - FGV. He currently holds the position of (i) General Counsel and Corporate Affairs Officer of Gerdau S.A., (ii) Board Member of Seiva S.A. - Florestas e Indústrias, a company that is part of Gerdau’s economic group, (iii) Board Member Codelco Brasil, (iv) Member of the Human Rights Observatory of the National Justice Council and (v) President of the Brazilian Bar Committee for Economic and Legal Competitiveness.

HERMENIO PINTO GONCALVES (born in 1961)

• Education: Bachelor’s degree in Mechanical Engineering from the Centro Federal de Educação Tecnológica Celso Suckow da Fonseca (CEFET) in 1981. Graduate degree in Administration and Marketing from Fundação Getúlio Vargas. MBA from Insper. Extension courses at JUSE Japan, Kellogg USA and Insead France.

• Professional Experience: He started his career at Gerdau in 1985 in the Engineering area at the Açonorte Mill with operations throughout the Brazillian Northeast. Participated as Executive Manager at the Cearense Mill (1195-2001); Executive Manager of the Barão de Cocais Mill (2001-2005); Executive Manager of the Divinópolis Mill (2005-2006); Executive Director Gerdau Minas Gerais, coordinating the units of Barão de Cocais, Divinópolis and Contagem (2006-2007); Supply Director for Long Steel Brazil (2007-2009); Industrial Director for Special Steel Brazil – GSB (2013); Corporate Director for the Industrial, Engineering and HSE areas (2014-2017); Industrial Director of the Ouro Branco Mill (2017-2019). Currently he is the Global Industrial Corporate Director.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

• Education: Degree in Mechanical Engineering from the Federal University of Paraná (UFPR), with a MBA from Manchester Business School (UK) and has studied Corporate Finance at ISAE/ FGV.

• Professional Experience: 27 years of experience, with 19 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel, Corporate Commercial Officer, Commercial Officer of Gerdau Brazil Steel and Executive Vice-President – Brazil, Argentina and Uruguay. Also he was the Chairman of the board of the Instituto Aço Brasil (Brazilian Steel Institute) in 2021/22, where he currently serves as Board member. He was Board member of FIESP/ Concic Conselho Superior da Construção Civil; Board Member of ABRAMAT - Associação Brasileira dos Fabricantes de Materiais de Construção; (iii) Board Member of FIEMG (Federação das Indústrias do Estado Minas Gerais) - Strategic Council; (iv) Board member of ABM – Associação Brasileira de Metalurgia, Materiais e Mineração and (v) Board Member of Alacero (Associação Latino-americana do Aço). Currently holds the position of Executive Vice-President of Strategy at Gerdau.

MAURO DE PAULA (born in 1962)

•  Education: Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and Master’s in Business Administration - MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

•  Professional Experience: Has more than 32 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He has served as Counselor of the company MRS Logística (2015/2016) and Member of the Board of Directors of INDA - National Institute of Steel Distributors (2016/2017). Currently holds the position of Comercial Gerdau Executive Officer.

RUBENS FERNANDES PEREIRA (born in 1972)

●  Education: Graduated in Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA), with an MBA in Business Administration from the MIT Sloan School of Management in Cambridge, USA.
●  Professional Experience: He worked as a Consultant at Booz Allen & Hamilton do Brasil (1995-1997) and Summer Intern at Booz Allen & Hamilton International (U.K.) LTD (1998). He was a Consultant and Project Leader at The Boston Consulting Group Brasil and The Boston Consulting Group INC. (1999-2004). In 2004, he joined Cargil Agrícola S.A., as Commercial Manager of the Oils & Fats Business, where he later held the positions of: Manager of Commercial Planning and Supply Chain – Consumer Products (2006-2008); General Manager – Consumer Products (2008-2010); General Manager – Cargill Foods Brazil (Consumer Products and Ingredients) (2011-2012); Business Unit Leader – Cargill Foods Brazil (2012-2016); Executive Director for South America and Global Director of Strategy and Innovation for the Vegetable Oils and Fats Business (2016-2018). He was Corporate Vice-President – Strategy, Management & Innovation at BRF S.A (2018-2020) and Executive Vice-President at Gerdau, responsible for the Special Steel Business Brazil - GSB (2020-2022). He currently holds the position of Vice-President of operations in Brazil, Argentina and Uruguay.

WENDEL GOMES DA SILVA (born in 1974)

●  Education: Graduated in Metallurgical Engineering from the Universidade Federal de Minas Gerais (Brasil, 1998), completed his academic training with MBA courses in Business Management at Erasmus University in Rotterdam (Netherlands, 2004), MBA in Business Management at Fundação Dom Cabral (Brasil, 2009) and Specialization in Marketing from the Universidade Federal de Minas Gerais (Brasil, 2002).
●  Professional Experience: He has 25 years of professional experience, including 11 years of experience at Gerdau, where he held in the Mining area the positions of General Commercial Manager, General Commercial and Logistics Manager, General Industrial Manager and Executive Manager. Currently he is Director of Mining and Raw Materials at the Company, (ii) Board Member of the MRS and (iii) Member of the Raw Materials Committee of the World Steel.

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

The Company uses several assessment methods, including Performance Assessment and Assessment of potential and readiness for succession. It aims to identify the behaviors and deliveries of the Directors as well as monitor individual development according to the company’s strategies and business management.

In 2022, the cost of management compensation, in salaries, variable compensation, benefits and terminations, was R$ 63.8 million. The cost of management’s social charges totaled R$ 20.5 million. The total compensation paid to Managers and Directors was R$ 84.3 million. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 5% of participants are in the Defined Benefit plans and 95% in a Defined Contribution plan.

During 2022, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1,9 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

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

The Long-Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Grant Price:	R$	11.12	R$	13.22	R$	14.99	R$	20.06	R$	26.88	R$	27.25
Grant Date:		01/01/17		01/01/18		01/01/19		01/01/20		01/01/21		01/01/22
Vesting Date:		03/01/24		03/01/21		03/01/22		02/01/23		02/01/24		02/01/25
Expiration Date:		03/31/24		03/31/21		03/31/22		02/28/23		02/28/24		02/28/25
Grant Restricted Share		628,945		778,667		699,402		565,768		507,941		504,153
Exercised Restricted Share		83,105		778,667		698,094		43,897		39,308		5,860
Cancelled Restricted Share		—		—		1,308		—		—		—
Balance Restricted Share		545,840		—		—		521,871		468,633		498,293
Grant Performance Share		916,567		272,940		280,081		216,654		218,574		187,365
Grant Performance Share - Performance Adjustment		19,216		79,862		86,713		—		—		—
Exercised Performance Share		117,021		352,802		364,832		26,282		23,535		—
Cancelled Performance Share		—		—		1,962		—		—		—
Balance Performance Share		818,761		—		—		190,372		195,039		187,365

C.	BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it has taken part in “Level 1 Differentiated Corporate Governance Practice” of the São Paulo Stock Exchange (B3) since 2001.

Furthermore, Gerdau S.A. also has twelve corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of significant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control; (d) “Human Rights Policy”: which establishes guidelines that foster respect for human rights in all business activities, and support the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights.; (e) “Anti-Corruption Policy”: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulate Gerdau’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforce the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti-corruption and anti-money laundering laws, and meet the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) “Sustainability Policy”: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) “Compliance Policy”: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, compliance management being the individual obligation of each of Gerdau’s employees; (h) “Risk Management Policy”: which establishes corporate guidelines for risk management, scope, definitions and organizational structure and assigns responsibility for identification and treatment, in order to prevent or minimize their impact on risk factors; (i) “Tax Policy”: which lists and discloses the key commitments and guidelines applicable to actions related to the tax positioning of the business environments in places where Gerdau operates. This policy states and reiterates Gerdau’s commitment to complying with the laws and guiding principles on tax issues surrounding our business environments; (j) “Integrated Policy”: which reinforces Gerdau´s commitment with Health and Safety, Environment and Quality; (k) Code of Ethics and Conduct: which is a fundamental and mandatory document for all Gerdau employees and Board of Directors, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; and (l) Code of Ethics and Conducts for Third Parties: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

The board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: the Board of Directors is responsible for determining the board direction of Gerdau’s business. The Board may have up to 11 members; currently there are 7 members and 3 of them are independent Directors. The Board has the following four Committees: Compensation, Corporate Governance, Finance, and Strategy and Sustainability. According to the Ordinary General Shareholders’ Meeting, held on April 19, 2022, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2022 fiscal year, such meeting currently planned to be held on April 17, 2023, are:

Chairman

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Claudio Johannpeter (2) and (4)

Members

Alberto Fernandes (2) and (3)

Augusto Braúna Pinheiro (2)

Claudia Sender Ramirez (1) and (2)

Gustavo Werneck da Cunha (1), (2), (3) and (4)

Other Committee members:

Rafael Dorneles Japur (3) and (4)

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

Board of Executive Officers: statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2022 fiscal year, such meeting currently planned to be held on April 17, 2023, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Rubens Fernandes Pereira

Officers:

Cesar Obino da Rosa Peres

Fábio Eduardo de Pieri Spina

Hermenio Pinto Gonçalves

Mauro de Paula

Wendel Gomes da Silva

Fladimir Batista Lopes Gauto and Fernando Pessanha Santos left their executive positions held at Gerdau S.A and Metalúrgica Gerdau S.A. on January 3 and 18, 2023, respectively.

Other Committees created to Support the Management: in order to provide support to the Management several committees were created and are responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

Corporate structure: Gerdau’s corporate structure has evolved to help the business, adding value in governance and brand, image and values, and optimizing the efficiency of Gerdau’s activities through economies of scale. The corporate areas are Finance, Investor Relations and Accounting; Communication and Brand, Legal and Institutional Relations, Compliance, Internal Audit, Industrial, Engineering, Health, Safety and Environment, Information Technology and Procurement. In addition, the Shared Services area has the task of optimizing resources and achieving economies of scale.

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

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their corresponding alternates who are elected at the Ordinary General Meeting of Shareholders with term of office to run until the next Ordinary General Meeting of Shareholders following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the Board of Auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the Board of Auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the Board of Auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, elected at the Company’s last Ordinary General Meeting of Shareholders:

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Tarcisio Beuren	11/15/1953	Effective	2017
Aramis Sá de Andrade	01/24/1965	Effective	2022
Herculano Aníbal Alves	02/27/1953	Alternate	2017
João Odair Brunozi	02/07/1953	Alternate	2021
Maelcio Maurício Soares	12/15/1960	Alternate	2021

The Board of Auditors has determined that Bolívar Charneski is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

The following is a brief summary of the business experience of our Board of Auditors members:

BOLÍVAR CHARNESKI (born in 1950)

● Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA – USA.

● Professional Experience: Founder and partner of Charneski, Consultoria S/S LTDA (1988-2009, Charneski - Auditores & Consultores), a company settled in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors member of Grendene SA (2011-2013), of Forjas Taurus SA (1998-2007), of Metalúrgica Gerdau (2017-2020). Currently he is Board of Auditors member (assigned as Financial Expert for SOX purposes since 2011) at Gerdau S.A.

TARCISIO BEUREN (born in 1953)

● Education: Degree in Business Administration, Course Supervisory Board in practice (IBGC), Participation in various courses, seminars, conferences and congresses related to finance, accounting, investor relations, planning, management development and leadership.

● Professional Experience: He worked at Gerdau for over 30 years, he held the following positions: Head of Investor Relations Department of Gerdau (2001-2005); Investor Relations Manager of Gerdau (2006-2014); Supervisory Board member at Metalúrgica Gerdau S.A.(2018/2021). Other experiences: Investment Analyst and Account Manager of Banco Maisonnave S.A. (1981-1985); President at COMEC – Comissão de Mercado de Capitais (Capital Markets Commission) at ABRASCA – Associação Brasileira das Companhias Abertas (Brazilian Association of Publicly Traded Companies) (2008-2014). Currently is (i) Supervisory Board member at Gerdau S.A. and (ii) Supervisory Board substitute member at Metalúrgica Gerdau S.A.

ARAMIS SÁ DE ANDRADE (born in 1965)

● Education: Degree in Economics and Law (UFAC); postgraduate degree in Civil Law and Civil Procedural Law (Estácio de Sá) and MBA-General Training and Executive Development in Administration (USP/FIA); Extension courses, among others, in Corporate Governance and Training for Board Members (FGV, USP/FIPECAFI and IBGC), Banking and Financial System in the Global Market (The University of Chicago Booth School of Business), Executive Program “BB Digital Business Transformation” (MIT-USA), Operational Efficiency Responsibility and Sustainable Business (UPeace/UN-USA); Professional Certifications in Corporate Governance from the IBGC (Directors Board Member, CCA+; Supervisory Audit Board Member, CCF; Audit Committee Member, CCoAud+); and from the ICSS (Certified Professional in Social Security with Emphasis on Administration).

● Professional Experience: He was an employee of Banco do Brasil from 1979 to 2015, holding positions of first manager in the Bank’s regional units in the country, including General Manager of Regional Legal Services and State Superintendent and Executive Manager and General Manager of Strategic Unit in the Board of Directors of Technology. He was Supervisory Board substitute member at NORTE ENERGIA S.A.(2021) and at WEG S.A.(2016-2018); Deliberative Counselor at BBPREVIDÊNCIA-Fundo de Pensão Banco do Brasil (2015-2017) and at SEBRAE - Brazilian Support Service for Micro and Small Companies, in Acre (1992-1995). He is currently (i) Independent Member of the Board of Directors of Banco do Brasil; (ii) Independent Board Member at INFRAERO-Empresa Brasileira de Infraestrutura Aeroportuária S.A. and (iii) Board of Auditors member at Gerdau S.A.

HERCULANO ANÍBAL ALVES (born in 1953)

● Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

● Professional Experience: Worked in the financial market, as Investment Director, Equities portfolio Manager, Investment Analyst and Credit Analyst at: BRAM - Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998-2001), Board Member of GP’s Private Equity Technology Fund (2001-2005), Member of the Fiscal Council of Gerdau S.A. (2017-2018), Member of the Fiscal Council Grupo Fleury and Ecorodovias (2018-2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013-2019) and Partner at Araxá Investimentos (2015-2016). Currently is (i) Board Member of Tim Brasil, (ii) ) Board Member of Marfrig Brasil Foods, (iii) ) Member of the Fiscal Council of Cielo, (iv) Member of the Fiscal Council

Grendene, (v) Member of the Fiscal Council Metalúrgica Gerdau,(vi) Alternate Fiscal Advisor to the Gerdau S.A and (vii) Partner at Barigui Gestão de Recursos.

JOÃO ODAIR BRUNOZI (born in 1953)

● Education: Degree in Accounting, specializing in Tax Law, Graduate in Financial Management and an MBA in Finance from IBMEC-SP. Supervisory Board member certified by IBGC.

● Professional Experience: He started his career at Price Waterhouse Auditores Independentes as a trainee, acting as an auditor for seven years. He has solid experience in the areas of Controllership and Finance, acting as Controller and CFO for over thirty years in large manufacturing industries. At São Paulo Alpargatas was Financial Planning and Financial Analysis Manager for two years. He joined Grupo Villares in 1985, where he worked for twenty years, as Tax Planning Manager and Controller for several companies in the group and the holding company, and accumulated Investor Relations management for five years. He was Director of several subsidiaries and Officer (Treasurer) of subsidiary in the United States. In the Gerdau Group, where he joined in early 2006 with the purchase by it of Aços Villares, he worked in the positions of CFO of Aços Villares and Controller (CFO) of Gerdau Diaco (Colombia). He was CFO of Cecil SA Laminação de Metais (2017-2019). Currently he is (i) Chairman of the Fiscal Council of Concessionária Aeroporto do Rio de Janeiro SA (Tom Jobim Airport), (ii) Supervisory Board member at Metalúrgica Gerdau S.A., (iii) Supervisory Board substitute member at JHSF Participações S.A. and Supervisory Board substitute member at Gerdau S.A.

MAELCIO MAURICIO SOARES (born in 1960)

● Education: Degree in Mechanical Engineering from Fundação Técnico Educacional Souza Marques – RJ (1984); Executive MBA in Finance – Instituto Brasileiro de Mercado de Capitais - IBMEC RJ (1997); Senior Executive MBA BB – IAG Pontifícia Universidade Católica – RJ (2000); Course for Board of Directors - IBGC - SP (2020).
● Professional Experience: He has 35 years of experience in the financial market, working in Corporate Banking, Retail, Capital Markets, Mergers and Acquisitions, Project & Corporate Finance and Asset Restructuring, including in Argentina. He was Corporate Market Manager of Banco do Brasil SA – Corporate (2001 -2007), Deputy Manager and General Manager of Banco do Brasil SA – Argentina (2008-2011), State Superintendent of Retail and Government of Banco do Brasil SA (2012-2013) in the State of Maranhão and (2013-2015) in the State of Pernambuco, Director of Administration and Finance and Member of the Board of Directors of Petrobras Argentina SA (2015-2016), Finance and Administration Manager and Member of the Board of Directors of Petrobras Operaciones SA (2017-2019). Vice-Chairman of the Board of Directors at COMPAÑIA MEGA S.A. - Joint Venture between Petrobras, DOW and YPF (2016-2021). He is currently (i) Independent Member of the Board of Directors of Banco do Estado do Espírito Santo S.A. – BANESTES and (ii) Supervisory Board substitute member at Gerdau S.A.
D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2022	18,372	9,825	28,197
2021	18,102	9,637	27,739
2020	15,313	9,300	24,613

Extended Work Force*	Brazil	Other Countries	Total
2022	6,200	1,317	7,517
2021	6,420	1,346	7,766
2020	4,819	1,349	6,168

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2022, the Company employed 28,197 at its industrial units, excluding jointly controlled entities, 65% of this total is based in Brazil and the remainder in South America and North America, which have 3,603 and 6,222 employees, respectively.

As labor unions in Brazil and other Countries in Latin America are organized on a regional basis, the Company has no nationwide agreements with its employees. 33% of Gerdau North America employees are unionized.

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

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2022.

			Preferred Shares
	Common Shares		(with restricted
Shareholder	(with voting rights)%		voting rights)%
Claudio Johannpeter	—	—	394,754	0.00
André Bier Gerdau Johannpeter	—	—	117,603	0.00
Guilherme Chagas Gerdau Johannpeter	—	—	117,603	0.00
Claudia Sender Ramirez	—	—	—	—
Rubens Fernandes Pereira	—	—	—	—
Gustavo Werneck da Cunha	—	—	—	—
Rafael Dorneles Japur	—	—	3,627	0.00
Cesar Obino da Rosa Peres	—	—	10,054	0.00
Marcos Eduardo Faraco Wahrhaftig	—	—	—	0.00
Alberto Fernandes	—	—	—	0.00
Mauro de Paula	—	—	30,266	0.00
Fábio Eduardo de Pieri Spina	—	—	155,770	0.00
Augusto Braúna Pinheiro	—	—	—	—
Hermenio Pinto Gonçalves	—	—	50,306	0.00
Wendel Gomes da Silva	—	—	30,802	0.00
TOTAL			910,785	0.00

The Company has different employee stock option plans for each of its subsidiaries. See Note 27 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013, 2014, 2015, 2016, 2017, 2018,2019, 2020, 2021 and 2022 awards (all Gerdau S.A. preferred shares) to each Board member and executive officer up to December 31, 2022. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units				Performance Share Units
					Grant with
					performance
Names	Grant	Exercised	Cancelled	Balance	adjustment	Exercised	Cancelled	Balance
Claudio Johannpeter	1,688,074	1,164,605	—	523,169	1,312,535	979,435	36,146	296,954
Andre Bier Johannpeter	1,851,118	1,288,968	—	562,150	1,595,647	1,193,533	47,138	354,976
Guilherme Gerdau Johannpeter	975,650	538,930	—	436,721	394,593	216,261	11,500	166,832
Claudia Sender Ramirez	18,359	—	—	18,359	—	—	—	—
Gustavo Werneck da Cunha	554,534	294,486	—	260,048	925,075	534,703	299	390,073
Rafael Dorneles japur	15,662	—	—	15,662	12,612	—	—	12,612
Fladimir Batista Lopes Gauto (1)	83,506	70,628	—	12,878	114,925	94,290	1,318	19,317
Marcos Eduardo Faraco Wahrhatig	72,799	56,642	—	16,157	104,114	78,353	1,526	24,235
Augusto Brauna Pinheriro	5,860	—	—	5,860	—	—	—	—
Alberto Fermandes	—	—	—	—	—	—	—	—
Fernando Pessanha Santos (1)	11,595	—	—	11,595	17,391	—	—	17,391
Rubens Fernandes Pereira	8,244	—	—	8,244	12,365	—	—	12,365
Cesar Obino da Rosa Peres	75,372	52,375	—	22,998	72,688	56,562	324	15,802
Mauro de Paula	61,547	38,477	1,308	21,762	61,914	45,646	2,320	13,948
Wendel Gomes da Silva	31,671	12,738	—	18,933	49,595	21,195	—	28,399
Hermenio Pinto Gonçalves	62,128	49,250	—	12,878	101,139	79,938	1,884	19,317
Fabio Eduardo de Pieri Spina	93,124	6,200	—	86,924	31,496	12,179	—	19,317
Total	5,609,244	3,573,298	1,308	2,034,638	4,795,079	3,312,096	102,455	1,380,528

(1)  Fladimir Batista Lopes Gauto and Fernando Pessanha Santos left their executive positions held at Gerdau S.A and Metalúrgica Gerdau S.A. on January 3 and 18, 2023, respectively.

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

As of December 31, 2022, Gerdau S.A. had 571,929,945 common shares and 1,133,821,171 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of December 31, 2022, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	557,898,901	97.26	—	—
JP Morgan Chase Bank	—	—	333,680,541	19.9
Capital International Investors	—	—	178,278,088	10.4
Members of the board of directors and executive officers as a group (15 members)	—	—	910,785	0.05

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau hold 97.26% of the voting capital stock of Gerdau S.A. and thus have the ability to control the Company’s Board of Directors as well as its management and operations.

On January 31, 2023 there were 357,615,641 ADSs outstanding, representing 21.37% of Gerdau S.A. preferred shares and the number of United States record holders was 51 (based solely on their addresses).

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

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
						Termination		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	or extinction	December 31,	during the
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2022	period covered
1	In September 2022, the Company concluded the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,565 million on 12/31/2022). The operation aims to provide liquidity to subsidiaries and companies with shared control in North America and Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide guarantee to this transaction, which matures in October 2027.	Joint-venture /Subsidiary	4,730,775	09/30/2022	Sep-27	Maturity	—	284,268
2	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in April/2013 in an amount of up to US$750 million	Subsidiary	1,484,250	04/15/2013	Apr-23	Settlement of the agreement	982,378	1,017,944
3	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650 million.	Subsidiary	2,056,535	10/12/2017	Oct-27	Settlement of the agreement	2,225,417	2,343,467
4	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500 million.	Subsidiary	2,100,600	11/21/2019	Jan-30	Settlement of the agreement	2,598,415	2,692,487
5	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,505	10/18/2012	Oct-37	Settlement of the agreement	266,103	275,737
6	Co-guarantee for GTL Trade Finance Inc. in the 10-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,117,100	04/16/2014	Apr-44	Settlement of the agreement	2,509,938	2,607,565
7	Guarantee granted to Gerdau Aços Longos S.A. raised a loan from BRB Pró DF II	Subsidiary	12,834	08/05/2009	Jun-38	Settlement of the agreement	12,216	12,363
8	Gerdau S.A. has accounts receivable derived from sales to parent company and subsidiaries.	Subsidiary	—	—	—	Maturity	147,234	190,533
9	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	Undetermined	No maturity	3,984,901	5,369,476
10	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 75 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	75	75
11	Balance receivable of R$ 14,015 thousands, which is fully guaranteed by means of a personal guarantee, consisting of 5 annual installments of R$ 3,534 thousands, adjusted by the positive variation of the IPCA, referring to the sale to controlling shareholders of a property located at Avenida Farrapos, 1811, Porto Alegre/RS	Parent company	21,204	—	Aug-25	No maturity	14,015	20,010
12	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	—	—	Undetermined	No maturity	348,150	458,635
13	Rio Paraná Energy: Guarantee granted for the obligations set forth in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paraná Energia S.A. and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. in the up to limit amount of R$ 33,550 thousand by 03/01/2023.	Subsidiary	33,550	01/01/2022	Mar-23	Maturity	33,550	33,550
14	Guarantee granted for the obligations provided for in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paranapanema Energia SA and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. up to the limit amount of BRL 59,644 thousand by 03/01/2023.	Subsidiary	59,644	01/01/2022	Mar-23	Maturity	50,644	50,644
15	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco BNP Paribas in the amount of R$ 400 million by 11/16/2025.	Subsidiary	400,000	01/01/2021	Nov-25	Maturity	400,000	400,000
16	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 72,742 thousands, equivalent in MXN.	Joint-venture	384,262	09/09/2021	Sep-26	Settlement of the agreement	394,127	394,127
17	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 43,760 thousand, equivalent in MXN.	Joint-venture	207,326	09/10/2021	Sep-26	Maturity	235,129	235,129
18	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco Santander in the amount of R$ 400 million by 11/27/2024.	Subsidiary	400,000	12/08/2022	Nov-24	Maturity	400,000	400,000
19	Guarantee granted to Gerdau Açominas S.A due to the financing contracted with Banco Santander in the amount of R$ 400 million by 11/27/2024.	Subsidiary	400,000	12/08/2022	Nov-24	Maturity	400,000	400,000

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2022.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2022, 2021, and 2020 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2022	2021	2020	2022	2021	2020
Tax	1,530,040	1,270,473	706,104	1,603,136	1,449,699	1,597,995
Labor	463,452	435,803	428,821	67,911	73,709	95,234
Civil	32,511	34,750	37,586	154,852	135,971	132,562

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Tax Provisions

Tax provisions are related to:

●  R$ 143,570 related to ICMS (state VAT), mostly in regarding of the right of offsetting credits.
●  R$ 83,806 related to Social Security Contributions asset on the payroll.
●  R$ 1,024 related to Recomposição Tarifária Extraordinária – RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.
●  R$ 617,460 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.
●  R$ 588,764 related to tax uncertainties related to Corporate Income Tax - IRPJ and Social Contribution on Net Income – CSLL.
●  R$ 31,563 related to other taxes, which were classified as probable loss.

The Company and its subsidiaries are parties to other tax claims, described within this document on Item 3. D – Risk Factors. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 463.452 as of December 31, 2022. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2022, represented R$ 67.911.

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 820.032. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 32.511 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2022, amounted to R$ 154.852.

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

Two lawsuits challenge the investigation conducted by the Competition Defense System based on procedural irregularities, especially the production of evidence, based on an economic study, to prove that a cartel did not exist. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court. The Appeal to the Federal Supreme Court was dismissed.

Upon unanimous decision, the Superior Court of Justice (STJ) dismissed the fine, acknowledging that there was not due legal process, considering that CADE conducted the case without the proper market analysis and related facts (see STJ, REsp 1.979.138 - DF (2021/0405949-3), Min. Benedito Gonçalves). The STJ decision is now the subject of appeal by CADE and the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 552.515. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services (“Custodian”) uses the significant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the Company’s paid-in capital. On December 31, 2022, Gerdau S.A.’s legal reserve amounted to R$ 2,210.5 million or 11.5% of total paid-in capital of R$ 19,249.2 million.

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

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.	OFFER AND LISTING DETAILS

Not required.

B.	DISTRIBUTION PLAN

Not required.

C.	MARKETS

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

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (Law No. 6,385 of December 7, 1976, as amended) and the Brazilian Corporate Law (Law No. 6,404 of December 15, 1976, as amended).

Law No. 11,638, of December 28, 2007, and Law No. 11,941, of May 27, 2009, amended a number of provisions of Law No. 6,385/76 and Law No. 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are traded on two other stock exchanges:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2022, 3.5 billion ADSs were traded, being a volume 20.7% higher than 2021 and representing a trading volume of US$ 19.74 billion, equivalent to a daily average of US$ 78.3 million. In 2021, 2.9 billion ADSs were traded, a figure 35% higher than in 2020, representing a trading volume of US$ 16.17 billion, equivalent to a daily average of US$ 64.2 million.

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

Bonds — The Company, through its subsidiaries Gerdau Holdings Inc., GTL Trade Inc., Gerdau Trade Inc. and GUSAP III LP, issued bonds due in 2023, 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. In May, 2022, the Company, through its subsidiaries Gerdau Holdings Inc. (“GHI”) and GTL Trade Finance Inc (“GTL”), concluded the redemption (make-whole) of 100% of the Bonds they issued jointly, with principal amount of US$ 158.8 million, interest of 5.893% and maturity in 2024. On December 31, 2022, the outstanding balance of these bonds was R$ 8,316 million.

Debenture — The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years. In November, 2022, the Company repaid the debentures issued in 2018, with total amount of R$ 1,500 million On December 31, 2022, the outstanding balance of these debentures was R$ 1,400 million.

BankLoans — The Company’s subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. concluded in 2020 and 2022 the raising of bank funding denominated in BRL. On December 31, 2022, the outstanding balance of these loans was R$ 1,200 million.

GGWCF — In October 2022, the Company concluded the structuring of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,565 million) and maturity on September 2027. On December 31, 2022, there were no outstanding loans under this facility

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

In Brazil, a mechanism is available to foreign investors interested in trading directly on the B3 which is regulated by CMN Resolution N. 4,373/14 and CVM Resolution N. 13/20.

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

CVM Resolution 13/2020 exempted the individual foreign investor from obtaining registration with CVM, requires that his representative send, prior to the start of operations, the information requested in an electronic system made available by CVM or by the organized market administrator that has formalized a partnership or similar instrument with CVM for this purpose. The representative of the foreign investor may be an intermediary institution through which the investor operates in the Brazilian exchange market. This resolution started on May 2, 2022.

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

Thereafter, unless the Preferred Shares are held pursuant to CMN Resolution N. 4,373/14 or to Law No. 4,131/62 by a foreign investor, the same holder may not be able to convert into foreign currency and remit the proceeds outside Brazil from the disposal of, or distributions with respect to, such Preferred Shares, and will generally be subject to less favorable Brazilian tax treatment than a holder of ADSs.

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

On December 29, 2021, Law No. 14.286 was sanctioned, creating transactions where payments with international currency will be allowed in Brazil, and allowing banks and financial institutions to invest, allocate or lend resources in Brazil or abroad while facilitating the use of Brazilian currency in international transactions. The law provides the creating of further specific regulation and entered into force on December 30, 2022.

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

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the Brazilian authorities intend to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. These bills have not advanced during the year of 2021 as a result of the inherent complexity of the subject matter and the pandemic caused by the COVID-19, nor in 2022, year when the last presidential elections took place. Nonetheless, it is possible that there are developments in 2023; as a matter of fact, the new Federal Government, which took office in January 1, 2023, promised promoting a broad tax reform, which would include the rules pertaining to the taxation of income (in the framework of which are included the rules for the taxation of dividends). In any case, it is not yet possible to anticipate the exact terms of the intended taxation, and such new taxation rules would only become effective as of January 1, 2024, at the earliest, if approved by the Brazilian National Congress in 2023.

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

Although the Brazilian legislation currently in force allows payments of interest on shareholders’ equity, news released by the press also claim that the Brazilian authorities are considering revoking such incentive, in the framework of the mentioned tax reform – a measure that would be followed by a reduction of the overall income tax burden borne by said companies, as mentioned above.

Be it as it may, in case these new rules concerning the payment of interest on net equity are enacted throughout the course of this year, they would become effective as of January 1, 2024, at the earliest.

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

Gains related to transactions carried out outside the Brazilian stock exchanges, but on a Brazilian over-the-counter market with intermediation, are also subject to the withholding income tax of 0.005%, which can be offset against income tax due on any capital gain realized on the transaction.

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

Tax Favorable Jurisdictions

The concept of “Tax Favorable Jurisdiction” is defined by Federal Law 9,430, of December 27, 1996, and included the countries or locations (1) that do not impose income tax, (2) where the maximum income tax rate is lower than 20% (such percentage may be reduced or restored by the Executive branch) or (3) whose laws do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents. Normative Ruling no. 1,037, of June 04, 2010, expressly lists the countries or locations that fit into such definition.

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

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Articles 15-B and 15-C of Decree no. 6,306, of December 14, 2007, as amended).

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

Taxation of Capital Gains

U.S. holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred Share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the Preferred Share and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred Share has been held for more than one year. In general, any adjusted long-term net capital gain of a non-corporate U.S. holder is subject to a maximum U.S. Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”). The deductibility of capital losses is subject to limitations.

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

Exchange Rate Risk

This risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Foreign currency sensitivity analysis

As of December 31, 2022, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a gain of R$ 113,778 (R$ 19,036 as of December 31, 2021). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate risk

This risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 32,377 as of December 31, 2022 (R$ 55,964 as of December 31, 2021) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Price risk of commodities

This risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Besides that, the Company may use derivative instruments for hedge purposes.

The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2022, totals R$ 824,122 (R$ 783,751 as of December 31, 2021) and the variation in the price of raw materials and other inputs totals R$ 486,066 as of December 31, 2022 (R$ 437,210 as of December 31, 2021). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Credit risk

This risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2022, the depositary reimbursed the Company in the amount of US$ 1,206,413 gross (US$ 844,489 net of withholding taxes).

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

(a)  Disclosure Controls and Procedures

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met. Based on their evaluation as of December 31, 2022, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

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

(b)  Management’s annual report on internal control over financial reporting

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2022, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

(c) Attestation report of the registered public accounting firm

PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered certified public accounting firm (PCAOB ID: 1351), has audited and issued its report on the Consolidated Financial Statements of the Company and the effectiveness of the Company’s internal controls over financial reporting. The report is included on page F-2.

(d) Changes in internal control over financial reporting

There is no change.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors has determined that Bolívar Charneski, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

ITEM 16B.	CODE OF ETHICS AND CONDUCT

The Gerdau Code of Ethics and Conduct is the foundation that defines the Company’s behavior and shows the commitment of conducting business ethically, which permeates the actions and relationships with employees, vendors, customers, shareholders and the community.

The Gerdau Code of Ethics and Conduct must be followed by all employees, Officers, President and Board of Directors, and meets all legal, ethics and compliance requirements applicable to publicly traded companies.

The current code is defined according to the Company’s culture and the principle DO WHAT IS RIGHT. The code is organized with the chapters: safety above all; respect; obligation with third parties; conflict of interest; corruption prevention; laws and regulations; competition practices; accurate information; donation and sponsorship; protection of company property; data protection; disciplinary procedures; ethics helpline.

The code in the chapter “ethics helpline” instructs all to report suspected breaches or violations, with no fear of demotion, reprisal or retaliation. The Company has implemented an Ethics Helpline to which all employees and third parties may refer in the case of violations of the code, assuring confidentiality, anonymity, investigation of all cases, two-way communication for any needed follow-up and report of status to Risk Committee, Fiscal Council and Board of Directors.

The purpose and the contents of the current Code of Ethics and Conduct have been made public to all employees and board of directors, with their understanding and formal agreement, and have been the object of periodically in-company training. For suppliers, service providers and customers there is a Code of Ethics and Conduct with similar content.

The actual Code of Ethics and Conduct meets the definition contemplated by applicable SEC and New York Stock Exchange rules, covering wrongdoing related to business conduct, conflicts of interest, disclosure in reports and other documents, as well as compliance with legislation.

The Gerdau Code of Ethics is incorporated by reference into this Annual Report and also may be accessed through our Internet website (www.gerdau.com).

The Company did not grant any waiver from the Code provisions in the last fiscal year.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on fees billed and expected to be billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers Auditores Independentes Ltda. for the year ended on December 31, 2022 and KPMG Auditores Independentes Ltda. for the year ended on December 31, 2021:

	2022	2021
Audit fees	9,612	9,443
Audit-related fees	166	170
All other fees	—	—
Total	9,778	9,613

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

The Company has a permanent Board of Auditors that consists of three but up to five members and three but up to five alternates and which has ordinary meetings every two months. The members of Gerdau S.A.’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices - Board of Auditors”.

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. In Gerdau S.A. the Board of Auditors consists of three members and three alternates. As required by Brazilian law, members of the Board of Auditors must be college graduates or have held office for at least three years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 14, 2021, the Board of Directors and Audit Committee of the Company approved the engagement of PricewaterhouseCoopers Auditores Independentes (“PwC”) as its principal accountants for the fiscal year ending December 31, 2022, and will dismiss KPMG Auditores Independentes (“KPMG”), which served as the Company’s independent auditors, upon completion of their audit of the consolidated financial statement as of December 31, 2021 and for the three years ended December 31, 2021 and the effectiveness of internal control over financial reporting as of December 31, 2021, and the issuance of their report thereon.

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

During the fiscal years ended December 31, 2021, and 2020, and the subsequent interim through March 30, 2022, neither Gerdau S.A. nor anyone acting on its behalf has consulted with PwC regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

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

Further information concerning Gerdau’s corporate governance practices and applicable Brazilian law is available on the Company’s website and in its submissions to the U.S. Securities and Exchange Commission.

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

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PricewaterhouseCoopers Auditores Independentes Ltda., independent registered public accounting firm (PCAOB ID: 1351), is included preceding the audited consolidated financial statements.

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

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)****

4.02	Gerdau Special Steel North America Equity Incentive Plan*****

4.03	Long-term incentive plan******

11.01	Code of Ethics******

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

23.01	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.±

23.02	Consent of KPMG Auditores Independentes Ltda.±

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

****** Incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

****** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: March 31, 2023	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2022 and 2021
and for each of the three years in the period

ended December 31, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB
and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm (include PwC report)

To the Board of Directors and Shareholders of Gerdau S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Gerdau S.A. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Notes 2.8, 11 and 30 to the consolidated financial statements, the Company has a consolidated goodwill balance of R$ 11,634,464 thousand as of December 31, 2022 and the goodwill balance associated with the with the North America and Special Steel cash generating units (“CGUs”) were R$ 7,417,015 thousand and R$ 3,844,314 thousand, respectively. Management performs impairment tests of goodwill for each of its CGUs at least annually, or whenever changes in events or circumstances indicate that the carrying value of goodwill may be impaired. When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes an impairment charge. The recoverable amount is the higher of fair value less costs of disposal and value in use. The Company’s management determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of goodwill includes significant judgments and assumptions relating to growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgments by management when developing the recoverable amounts of the Company’s CGUs. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, including growth and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment. These procedures also included, among others, testing management’s process for developing a reliable estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management related to discount and growth rates by considering (i) the current and past performance of the cash generating units, (ii) the consistency with available external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professional with specialized skill and knowledge were used to assist in the evaluation of the Company’s use of the discounted cash flow model and the discount rate assumption.

Recoverability of deferred tax assets

As described in Notes 2.10 and 8 to the consolidated financial statements, the Company has a net amount of R$ 2,068,136 thousand of deferred tax credits (“IRPJ and CSLL”) in its consolidated balance sheet as of December 31, 2022. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income, which is supported by projections prepared by management. These assessments consider the historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. The future taxable income projections used by management to estimate the recoverability of these deferred tax assets includes significant judgments and assumptions relating to growth rates and discount rates as well as movements in the temporary tax differences.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets is a critical audit matter are ; (i) a high degree of auditor judgment, subjectivity in applying our procedures relating to the reasonableness of the estimated recoverability of deferred tax assets through the assessment of the Company's ability to generate sufficient future taxable income; (ii) assessing the significant judgments and assumptions; and (iii) professionals with specialized skills and knowledge were used to assist in performing these procedures and evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy and integrity of the tax data, significant assumptions and the future taxable income used to assess the recoverability of deferred tax assets. These procedures also included, among others, (i) evaluating the reasonableness of management’s assessment of future taxable income generation; (ii) testing the completeness and accuracy of tax loss carryforwards and temporary tax differences, (iii) evaluating the appropriateness of the valuation method and the reasonableness of the projection for the recoverability of deferred tax assets; and (iv) evaluating the completeness, accuracy and sufficiency of disclosures. Professional with specialized skill and knowledge were used to assist in the evaluation of the tax calculation bases.

/s/PricewaterhouseCoopers

Auditores Independentes Ltda

Porto Alegre, Brazil

March 31, 2023

We have served as the Company’s auditor since 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Gerdau S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

We served as the Company’s auditor from 2017 to 2021.

/s/ KPMG Auditores Independentes Ltda.

Porto Alegre, Brazil

March 30, 2022

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2022 and 2021

In thousands of Brazilian reais (R$)

	Note	2022	2021
CURRENT ASSETS
Cash and cash equivalents	4	2,475,863	4,160,654
Short-term investments	4	2,959,135	2,626,212
Trade accounts receivable - net	5	4,999,004	5,414,075
Inventories	6	17,817,585	16,861,488
Tax credits	7	1,392,417	2,083,885
Income and social contribution taxes recoverable		815,197	804,053
Dividends receivable		5,048	7,671
Fair value of derivatives	17	3,272	3,246
Other current assets		789,901	679,193
		31,257,422	32,640,477

NON-CURRENT ASSETS
Tax credits	7	511,547	124,600
Deferred income taxes	8	2,164,477	2,929,308
Related parties	20	—	2,678
Judicial deposits	19	1,825,899	1,659,379
Other non-current assets		700,377	571,637
Prepaid pension cost	21	9,179	4,942
Investments in associates and joint ventures	9	3,896,518	3,340,775
Goodwill	11	11,634,464	12,427,527
Leasing	13	960,876	861,744
Other intangibles	12	415,159	509,760
Property, plant and equipment, net	10	20,422,734	18,741,786
		42,541,230	41,174,136

TOTAL ASSETS		73,798,652	73,814,613

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2022 and 2021

In thousands of Brazilian reais (R$)

	Note	2022	2021
CURRENT LIABILITIES
Trade accounts payable - domestic market	14	4,241,819	5,277,867
Trade accounts payable - debtor risk	14	653,085	807,915
Trade accounts payable - imports	14	1,724,019	1,931,358
Short-term debt	15	2,492,262	234,537
Debentures	16	628,886	1,531,956
Taxes payable	18	395,212	548,173
Income and social contribution taxes payable		497,243	863,136
Payroll and related liabilities		1,056,325	1,199,143
Leasing payable	13	275,934	275,086
Employee benefits	21	516	39
Environmental liabilities	22	262,018	231,711
Fair value of derivatives	17	19,056	—
Obligations with FIDC	23	—	45,497
Other current liabilities		1,216,206	1,090,396
		13,462,581	14,036,814

NON-CURRENT LIABILITIES
Long-term debt	15	8,687,355	10,875,249
Debentures	16	798,887	1,397,951
Related parties	20	24,890	24,648
Deferred income taxes	8	96,341	98,975
Provision for tax, civil and labor liabilities	19	2,026,003	1,741,026
Environmental liabilities	22	222,634	343,998
Employee benefits	21	893,378	1,415,151
Leasing payable	13	754,709	643,279
Other non-current liabilities		533,681	421,873
		14,037,878	16,962,150

EQUITY	24
Capital		19,249,181	19,249,181
Treasury stocks		(179,995)	(152,409)
Capital reserves		11,597	11,597
Retained earnings		22,172,561	17,838,494
Transactions with non-controlling interests without change of control		(2,904,670)	(2,870,825)
Other reserves		7,767,520	8,528,244
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		46,116,194	42,604,282

NON-CONTROLLING INTERESTS		181,999	211,367

EQUITY		46,298,193	42,815,649

TOTAL LIABILITIES AND EQUITY		73,798,652	73,814,613

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2022, 2021 and 2020

In thousands of Brazilian reais (R$)

	Note	2022	2021	2020

NET SALES		82,412,210	78,345,081	43,814,661
Cost of sales	29	(63,661,156)	(57,527,721)	(37,884,102)
GROSS PROFIT		18,751,054	20,817,360	5,930,559
Selling expenses	29	(733,026)	(715,830)	(512,950)
General and administrative expenses	29	(1,454,592)	(1,390,121)	(1,017,435)
Other operating income	29	246,313	979,760	1,763,684
Other operating expenses	29	(210,042)	(460,029)	(645,985)
Eletrobras compulsory loan recovery	19	—	1,391,280	—
Results in operations with subsidiary and joint ventures	3.4	—	(162,913)	—
Impairment of financial assets	29	(81)	357	(64,132)
Impairment of non-financial assets	28	—	—	(411,925)
Equity in earnings of unconsolidated companies	9	1,151,827	563,158	152,569
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		17,751,453	21,023,022	5,194,385
Financial income	30	606,362	249,024	194,092
Financial expenses	30	(1,563,158)	(1,433,087)	(1,448,461)
Bonds repurchase expenses	30	—	(264,687)	(239,273)
Tax credits monetary update	30	—	788,741	—
Exchange variations, net	30	(974,709)	(108,373)	(204,291)
Gains and losses on derivative financial instruments, net	30	39,079	17,928	(774)
INCOME BEFORE TAXES		15,859,027	20,272,568	3,495,678

Current	8	(3,709,414)	(4,306,223)	(908,051)
Deferred	8	(670,061)	(407,407)	(199,573)
Income and social contribution taxes		(4,379,475)	(4,713,630)	(1,107,624)

NET INCOME		11,479,552	15,558,938	2,388,054

ATTRIBUTABLE TO:
Owners of the parent		11,425,512	15,494,111	2,365,763
Non-controlling interests		54,040	64,827	22,291
		11,479,552	15,558,938	2,388,054

Basic earnings per share - preferred - (R$)	25	6.53	9.09	1.39
Basic earnings per share - common - (R$)	25	6.53	9.09	1.39

Diluted earnings per share - preferred - (R$)	25	6.50	9.04	1.38
Diluted earnings per share - common - (R$)	25	6.50	9.04	1.38

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2022, 2021 and 2020

In thousands of Brazilian reais (R$)

	2022	2021	2020
Net income for the year	11,479,552	15,558,938	2,388,054
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(205,592)	225,507	358,816
Cumulative translation adjustment	(1,335,109)	1,275,767	4,466,084
Recycling of cumulative translation adjustment to net income	13,239	193,334	—
Unrealized Gains (Losses) on net investment hedge	488,146	(695,102)	(2,504,914)
Cash flow hedges
Unrealized (Losses) Gains on Financial Instruments, net of tax	(607)	1,907	(1,972)
	(1,039,923)	1,001,413	2,318,014
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	245,853	252,532	(52,072)
	245,853	252,532	(52,072)

Other comprehensive (loss) income, net of tax	(794,070)	1,253,945	2,265,942

Total comprehensive income for the year, net of tax	10,685,482	16,812,883	4,653,996

Total comprehensive income attributable to:
Owners of the parent	10,634,205	16,753,253	4,594,099
Non-controlling interests	51,277	59,630	59,897
	10,685,482	16,812,883	4,653,996

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2021, 2020 and 2019

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
						Investments and		Transactions with	Gains and	Gains and
					Tax	working		non-controlling	losses on net	losses on	Cumulative
		Treasury	Capital	Legal	Incentives	capital	Retained	interests without	investment	financial	translation			Total parent	Non-controlling	Total Shareholder’s
	Capital	stocks	Reserve	reserve	Reserve	reserve	earnings	change of control	hedge	instruments	adjustment	Pension Plan	Stock Option	company’s interest	interests	Equity
Balance as of January 1, 2020	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	—	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	—	—	—	—	—	—	2,365,763	—	—	—	—	—	—	2,365,763	22,291	2,388,054
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(2,504,914)	(1,972)	4,787,263	(52,041)	—	2,228,336	37,606	2,265,942
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	2,365,763	—	(2,504,914)	(1,972)	4,787,263	(52,041)	—	4,594,099	59,897	4,653,996
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	15,375	15,375	15	15,390
Stock option exercised during the year	—	13,233	—	—	—	(3,637)	—	—	—	—	—	—	—	9,596	—	9,596
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,776	12,776
Complementary dividends	—	—	—	—	—	(13)	—	—	—	—	—	—	—	(13)	—	(13)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	109,649	—	—	(109,649)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	172,792	—	(172,792)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	1,368,835	(1,368,835)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(714,487)	—	—	—	—	—	—	(714,487)	(65,175)	(779,662)
Balance as of December 31, 2020 (Note 24)	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	—	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2021 Changes in Equity
Net income	—	—	—	—	—	—	15,494,111	—	—	—	—	—	—	15,494,111	64,827	15,558,938
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(695,102)	1,907	1,699,980	252,357	—	1,259,142	(5,197)	1,253,945
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	15,494,111	—	(695,102)	1,907	1,699,980	252,357	—	16,753,253	59,630	16,812,883
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(138,193)	(138,193)	(59)	(138,252)
Stock option exercised during the year	—	76,900	—	—	—	67,029	—	—	—	—	—	—	—	143,929	53	143,982
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,962)	(18,962)
Complementary dividends	—	—	—	—	—	(528)	—	—	—	—	—	—	—	(528)	—	(528)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	756,334	—	—	(756,334)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	367,430	—	(367,430)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	9,014,747	(9,014,747)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	341,150	(341,150)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,014,450)	—	—	—	—	—	—	(5,014,450)	(54,234)	(5,068,684)
Balance as of December 31, 2021 (Note 24)	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	—	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	—	—	—	—	—	—	11,425,512	—	—	—	—	—	—	11,425,512	54,040	11,479,552
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	488,146	(607)	(1,524,510)	245,664	—	(791,307)	(2,763)	(794,070)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	11,425,512	—	488,146	(607)	(1,524,510)	245,664	—	10,634,205	51,277	10,685,482
Effects of the share buyback program	—	(1,073,124)												(1,073,124)	—	(1,073,124)
Stock option expenses recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	30,583	30,583	100	30,683
Stock option exercised during the year	—	21,452	—	—	—	24,102	—	—	—	—	—	—	—	45,554	12	45,566
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(33,845)	—	—	—	—	—	(33,845)	(19,761)	(53,606)
Cancellation of treasury stocks	—	1,024,086	—	—	—	(1,024,086)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum estatutory undistributed in 2021	—	—	—	—	—	(341,555)	—	—	—	—	—	—	—	(341,555)	—	(341,555)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	545,251	—	—	(545,251)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	520,478	—	(520,478)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	4,277,165	(4,277,165)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	332,712	(332,712)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,749,906)	—	—	—	—	—	—	(5,749,906)	(60,996)	(5,810,902)
Balance as of December 31, 2022 (Note 24)	19,249,181	(179,995)	11,597	2,210,531	1,775,498	18,186,532	—	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022, 2021 and 2020

In thousands of Brazilian reais (R$)

	Note	2022	2021	2020
Cash flows from operating activities
Net income for the year		11,479,552	15,558,938	2,388,054
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	29	2,866,699	2,658,561	2,499,104
Impairment of assets		—	—	411,925
Equity in earnings of unconsolidated companies	9	(1,151,827)	(563,158)	(152,569)
Exchange variation, net	30	974,709	108,373	204,291
Gains and losses on derivative financial instruments, net	30	(39,079)	(17,928)	774
Post-employment benefits		246,958	255,477	203,689
Long-term incentive plans		104,714	65,289	62,801
Income tax	8	4,379,475	4,713,630	1,107,624
Gains on disposal of property, plant and equipment		(25,579)	(77,417)	(18,482)
Results in operations with subsidiary and joint ventures		—	162,913	—
Impairment of financial assets	5	81	(357)	64,132
Provision (reversal) of tax, civil, labor and environmental liabilities, net		295,021	125,641	477,518
Tax credits recovery	7	—	(1,182,082)	(1,358,744)
Interest income on short-term investments		(309,782)	(170,671)	(99,359)
Interest expense on loans	30	964,607	1,059,841	1,022,460
Interest on loans with related parties	20	199	(6,089)	(8,277)
Provision (Reversal) for net realisable value adjustment in inventory	6	43,843	(2,812)	(40,697)
		19,829,591	22,688,149	6,764,244
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		290,579	(1,614,047)	(527,722)
Increase in inventories		(2,039,135)	(7,704,329)	(428,263)
(Decrease) Increase in trade accounts payable		(995,598)	2,534,329	1,014,800
(Increase) Decrease in other receivables		(284,826)	290,658	369,076
(Decrease) Increase in other payables		(1,509,232)	(317,658)	182,934
Dividends from joint ventures		425,493	117,438	94,937
Purchases of short-term investments		(3,588,529)	(3,010,084)	(3,224,158)
Proceeds from maturities and sales of short-term investments		3,434,859	3,595,212	3,924,799
Cash provided by operating activities		15,563,202	16,579,668	8,170,647

Interest paid on loans and financing		(968,851)	(1,100,826)	(1,079,981)
Interest paid on lease liabilities	13	(88,370)	(68,789)	(61,727)
Income and social contribution taxes paid		(3,355,643)	(2,893,120)	(621,033)
Net cash provided by operating activities		11,150,338	12,516,933	6,407,906

Cash flows from investing activities
Purchases of property, plant and equipment	10	(4,291,873)	(3,026,023)	(1,650,778)
Proceeds from sales of property, plant and equipment, investments and other intangibles		48,322	82,635	61,275
Additions in other intangibles	12	(189,382)	(166,310)	(154,250)
Capital (increase) decrease in joint venture		(26,751)	113,595	(42,782)
Payment for business combination	3.6	—	—	(442,542)
Net cash used by investing activities		(4,459,684)	(2,996,103)	(2,229,077)

Cash flows from financing activities
Acquisition of interest in subsidiary		(46,153)	—	—
Purchase of treasury shares		(1,073,124)	—	—
Dividends and interest on capital paid		(5,891,690)	(5,339,426)	(274,815)
Proceeds from loans and financing		2,263,311	609,703	3,120,745
Repayment of loans and financing		(3,201,126)	(5,116,621)	(5,084,028)
Leasing payment		(310,226)	(275,854)	(247,914)
Intercompany loans		2,721	139,556	(7,777)
Net cash used in financing activities		(8,256,287)	(9,982,642)	(2,493,789)

Exchange variation on cash and cash equivalents		(119,158)	5,262	290,512

(Decrease) Increase in cash and cash equivalents		(1,684,791)	(456,550)	1,975,552
Cash and cash equivalents at beginning of year		4,160,654	4,617,204	2,641,652
Cash and cash equivalents at end of year		2,475,863	4,160,654	4,617,204

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 31, 2023.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2022.

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

2.2 —Foreign Currency Translation

a) Functional and Reporting Currency

The functional currency of an entity is the currency of the primary economic environment where it operates. The Consolidated Financial Statements are presented in Brazilian Reais (R$), which is the functional and reporting currency of the Company. The functional currencies of the subsidiaries located in other countries are the currencies of the respective countries, with the conversion to Reais being carried out as disclosed in items b) and c) below. All balances were rounded to the nearest thousand, unless otherwise stated.

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

d) Hyperinflation in Argentina

Argentina is considered a country with hyperinflation and for this reason, the financial information of the subsidiaries located in this country are being updated so that their values are shown in the monetary unit of measurement at the end of the year, which considers the effects measured by the inflation rates in this country.

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

Mining exploration rights are classified as Land and Buildings in the Property, plant and equipment account. Exploration expenditures are recognized as expenses until the technical feasibility and commercial viability of mining activity is established and thereafter subsequent costs are capitalized. Costs for the development of new iron ore reserves or to expand the capacity of operating mines are capitalized and amortized based on the amount of iron ore extracted. Stripping costs (costs associated with removal of waste and other residual materials) incurred during the development phase of a mine, before production phase, are registered as part of the depreciable cost of asset. Subsequently, these costs are depreciated over the useful life of the mine. Spending on waste removal, after the start of production of the mine, are treated as production costs. Depletion of mines is calculated based on units of production.

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

2.7 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist mainly of assets which represent the capacity to generate economic benefits from companies acquired based on relationships with customers and suppliers, software and others. Software development expenditures are capitalized when all aspects of the standard are met, in particular, the technical feasibility of completing the asset so that it is available for use.

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

When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a reduction in the book value of the asset (Impairment). The reduction to the recoverable amount of the asset is recorded as an expense. Goodwill impairment, after recognized, is not allowed to be reversed, even if circumstances that resulted in the impairment changes. Other assets impairment may be reversed if circumstances that resulted in the impairment no longer exists, but in these circumstances the reversal of impairment is limited to the residual depreciated balance of the asset at the time of the reversal, determined as if the impairment had not been recorded.

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

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in its total on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the balance sheet date and applicable when the respective income and social contribution taxes is paid. Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which the temporary differences can be used, and tax losses can be compensated and are presented in the balance sheet on a net basis in assets or liabilities, based on the balance of each subsidiary.

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

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, the Company and its actuary use other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans. The disclosures of relevant assumptions and estimates related to this matter are described in Note 21.

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

2.14 — Dividends and Interest on equity

The bylaws of Gerdau S.A. requires dividends of not less than 30% of the annual net income adjusted by 5% representing the constitution of legal reserve, and the constitution of tax incentives reserve; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above. Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital, subject to specific limitations, which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long-Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. The significant judgment made by the Company is presented in Note 2.17 and regarding revenue recognition it considers that revenue is derived from the single performance obligation to transfer its products under arrangements in which the transfer of control of the products and the fulfillment of the Company’s performance obligation occur at the same time and that revenue from the sale of goods is recognized when the Company has transferred control of the goods to the buyer and the buyer obtains the benefits from the goods, the potential cash flows and the amount of revenue (the transaction price) can be measured reliably, and the consideration is to be transferred, which means it is probable that the Company will collect the consideration to which it is entitled to in exchange for the goods.

The significant judgment also considers whether the customer has obtained control over the asset depends on when the goods are made available to the carrier or the buyer takes possession of the goods, depending on the delivery terms. For the Company’s operations, generally the criteria to recognize revenue has been met when its products are delivered to its customers (CIF term) or to a carrier who will transport the goods to its customers (FOB term) and these are the point in time when the Company has completed its performance obligations. Revenue is measured at the transaction price of the consideration received or receivable, the amount the Company expects to be entitled to.

The Company’s products follow industry production standards for its applications. Historically, only a small portion of the Company’s products are returned or have claims filed against the sale as result of quality complaints or other problems. Claims may be one of the following: product shipped and billed to an end customer that did not meet industry quality standards, such as physical defects in the goods, goods shipped to the wrong location or goods shipped outside acceptable time parameters. The Company estimates the consideration for such claims and reduces the amount of revenue recognized.

The warranties and claims arise when the product fails on the criteria mentioned above. Sales-related warranties associated with the goods cannot be purchased separately and they serve as an assurance that the products sold comply with agreed specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37. Warranties and claims represent immaterial amounts to the Company.

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

2.17 — Use of Judgements and Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to estimates referring mainly to revenue recognition (Note 2.15), the recoverable amount of goodwill and long-lived assets (Note 30), provisions for tax, civil and labor claims (Note 19), recoverability of deferred tax assets (Note 8), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (Note 21), and long-term incentive plans through the selection of the valuation model and rates (Note 27). Actual results could differ from those estimates.

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

2.19 — Segment Information

The bodies responsible for making operational decisions, allocating resources and evaluating performance include the Board of Executive Officers and the Board of Directors, collectively, the “senior management”. The information presented to the senior management with the respective performance of each segment is derived from the records kept in accordance with IFRS, with some reallocations between the segments.

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

2.23 — Tax Claims

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax matters, as disclosed in Note 19. In note 2.17, the Company discloses that provisions for tax liabilities require the use of judgments and estimates.

The Company discloses different taxes related to indirect taxes (ICMS, IPI, PIS and COFINS) and they fall into the scope of IAS 37, which establishes that a liability is a present obligation of the entity arising from past events and the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits. In these tax discussions, past events give rise to present obligations, which based on all available evidence, resulted in a more likely than not present obligation. Contingent liabilities are not recognized, since the possibility of an outflow of resources embodying economic benefits is not more likely than not. Since contingent liabilities may develop in a way not initially expected, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs.

Contingent liabilities disclosures related to income taxes (IRPJ and CSLL) also fall into the scope of IAS 37, while tax provisions related to income taxes fall into the scope of IAS 12. Management considers the guidance in IFRIC 23, with the assistance of its legal advisors, to record tax provisions in accordance with applicable laws and appropriately considers uncertainties over income taxes for purposes of recognition and measurement. The assessment provided by the Company in these cases considers whether it is probable that a taxation authority will accept an uncertain tax treatment and a provision is recognized when the uncertain income tax treatment is no longer probable that it will be accepted by the taxation authority. During every fiscal year, the Company reassess its judgment and estimates to check if the facts and circumstances on which the judgment or estimate was based changed as a result of new information that affects the judgment or estimate.

2.24 — Trade accounts payable (domestic market, debtor risk and imports)

Trade accounts payable balances are obligations payable for the acquisition of goods or services in the normal course of business, being classified as current liabilities due to maturity of up to one year in the Balance Sheet and in the Cash Flow variations are presented as an increase or decrease in trade accounts payable. These amounts are initially recognized at fair value and subsequently measured at amortized cost.

In import operations of coal and other raw materials abroad, the supplier may request the issuance of a letter of credit or similar risk mitigation instrument to ship the products, being the costs associated with issuing the letter of credit recognized as a financial expense.

The breakdown of trade accounts payable balances is presented in Note 14.

2.25 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2022 had no impact on the Company’s Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2023 and/or after, and the Company does not expect material impacts on its Financial Statements.

-Issuance of IFRS 17 – Insurance contracts. This standard replaces standard IFRS 4 – Insurance contracts and defines the principles for recognition, measurement, presentation and disclosure of insurance contracts. This standard is effective for fiscal years beginning on/or after January 1, 2023. The Company will not have an impact on its Financial Statements with the effective of this standard, as it does not issue insurance contracts.

- Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 and Disclosure of Accounting Policies. It clarifies aspects to be considered in the disclosure of accounting policies. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 8 – Definition of Accounting Estimates. It clarifies aspects to be considered in the definition of accounting estimates. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

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

- Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback. It clarifies aspects to be considered in the accounting treatment of an asset transfer in a sale. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 – Non-current Liabilities with Covenants. It clarifies aspects of separate classifications in the balance sheet of current and non-current assets and liabilities, establishing the presentation based on liquidity when it provides information that is reliable and more relevant. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

2.26 - Risk of disease outbreaks and health pandemic: COVID-19

The risks arising from disease outbreaks, epidemics and pandemics, notably those arising from the COVID-19 pandemic, can significantly contribute to the deterioration of economic conditions and could, among other consequences, (i) negatively impact global demand for steel or lower market prices for products, which could result in a continued reduction in the Company’s sales, operating income and cash flows; (ii) make it more difficult or costly to obtain finance for operations or refinance debt in the future; (iii) harm the financial condition of some of our customers and suppliers; and (iv) reduce investment programs. The Company believes that it has no evidence of any going concern risk. However, changes that deteriorate the economic and business environment, or relevant changes in the economy or financial market that lead to an increase in risk perception or reduction of liquidity and refinancing capacity, if manifested in a greater intensity than that anticipated in the scenarios contemplated by Management, may lead the Company to review its projections and, eventually, may affect the Company’s ability to meet its obligations and/or lead to the recognition of losses due to the non-recoverability of its assets. The Company maintains constant monitoring of commodity price, interest rate and exchange rate risks, credit risk management and capital management (Note 17.c).

2.27 - Risks of international conflicts

The Russian invasion of Ukraine could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian responses to sanctions, have had and could have further destabilizing effects on financial markets and certain commodity markets. The conflict could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally and could adversely impact the Company’s results of operations and financial condition.

NOTE 3 — CONSOLIDATED FINANCIAL STATEMENTS

3.1 — Subsidiaries

Listed below are the significant consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2022	2021	2020
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.82
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	47.34	70.62	89.26
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	—	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	—

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**)	The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 62.14% in 2022, 73.54% in 2021 and 92.58% in 2020.
(1)	Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP and Chaparral Steel Company.
(2)	Subsidiaries: Gerdau Açominas Overseas Ltd.
(3)	Subsidiary: Gerdau MacSteel Inc.
(4)	Fixed-income investment fund managed by Bank JP Morgan S.A.
(5)	Subsidiary: Siderco S.A.
(6)	Subsidiaries: G2L Logística Ltda, G2base Fundações e Contenções Ltda e G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A. and Cluster Industrial S.A.

In March 2022, the Company sold 100% of its interest in the subsidiary Sizuca - Siderúrgica Zuliana C.A., located in Venezuela, without recognizing material losses in relation to the equity value recorded in its financial statements on December 31, 2021. In June 2022, the Company acquired an additional interest of 3.65% in the subsidiary Siderúrgica Latino Americana S.A., subsequently incorporating it into the subsidiary Gerdau Aços Longos S.A., which resulted in the recognition of a loss of R$ 33,845 in the equity attributable to the equity holders of the parent as a result of transactions with non-controlling shareholders. The other amounts involved in these transactions and their impact on the financial statements are not considered material by the Management of the Company.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital (*)
		2022	2021	2020
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00	70.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50	27.50
Addiante S.A (1)	Brazil	50.00	—	—
Ubiratã Tecnologia S.A (2)	Brazil	50.00	—	—

(*)   The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

(1)

Company jointly controlled by Gerdau Next S.A. with Randon Serviços e Participações Ltda. for exploring the activity of providing leasing services for heavy or agricultural machinery and equipment, railway modules and containers, as well as heavy and light commercial vehicles, intended for road and rail transport.

(2)

Company jointly controlled by Gerdau Next S.A. with Spacetime Labs – STA do Brasil Sistemas de Informação S.A. for activity focused on the development of artificial intelligence and robotic systems for basic industries.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	2022	2021	2020
Cash and cash equivalents	948,019	1,146,411	1,014,518
Total current assets	5,358,394	6,175,859	4,047,061
Total non-current assets	4,817,960	5,223,576	5,264,743
Short-term debt	454,518	890,039	621,198
Total current liabilities	3,574,475	4,360,043	2,862,035
Long-term debt	921,164	2,054,530	2,880,694
Total non-current liabilities	1,232,537	2,374,207	3,808,813
Equity	5,369,343	4,665,184	2,640,956
Net sales	14,978,713	12,263,023	6,916,719
Cost of sales	(12,072,326)	(10,075,640)	(2,230,550)
Income before financial income (expences) and taxes	2,424,468	1,396,769	629,803
Financial income	339,310	349,333	18,215
Financial expenses	(501,573)	(740,096)	(301,564)
Income and social contribution taxes	(518,113)	(104,359)	(28,481)
Net income	1,713,009	968,064	260,999
Depreciation and amortization	299,830	742,566	295,612
Other comprehensive income, net of tax	(2,056)	175	3,358
Total comprehensive income for the year, net of tax	1,710,953	968,239	264,356

3.3 — Associate companies

Listed below is the interest in associate company:

		Equity interests
Associate company	Country	Total capital (*)
		2022	2021	2020
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82

(*)   The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

The summarized financial information of the associate company, accounted for under the equity method, is shown as follows:

	Associate company
Associate company	2022	2021	2020
Cash and cash equivalents	12	16	13
Total current assets	10,148	13,570	14,562
Total non-current assets	165,267	166,855	114,236
Total current liabilities	22,374	19,938	4,452
Total non-current liabilities	31,266	42,987	2,119
Equity	121,776	117,500	122,227
Net sales	66,163	66,796	70,314
Cost of sales	(32,368)	(24,676)	(24,631)
Income before financial income (expences) and taxes	32,703	40,193	44,142
Financial income	1,187	489	295
Financial expenses	(6,359)	(1,153)	(88)
Income and social contribution taxes	(3,009)	(2,298)	(2,343)
Net income	24,522	37,231	42,007
Depreciation and amortization	11,646	5,464	4,533
Total comprehensive income for the year, net of tax	24,522	37,231	42,007

3.4 — Results in operations with subsidiary and joint ventures

On November 30, 2021, the Company, together with Grupo Córdova (comprised of Corcre, S.A.P.I. de C.V. and Juan Angel Córdova Creel), concluded the stages of the corporate reorganization of operations in Mexico involving its subsidiary Sidertúl, S.A. de C.V. ( Sidertúl) and the joint venture Gerdau Corsa, S.A.P.I. de C.V. (Gerdau Corsa) and its subsidiary Aceros Corsa, S.A. de C.V. (Aceros Corsa). The corporate reorganization was approved by the shareholders of the companies involved, as well as by the Comisión Federal de Competencia Económica – COFECE and took effect as of December 1, 2021. The corporate reorganization of the companies Sidertúl and Aceros Corsa by Gerdau Corsa is part of the process of reorganization and simplification of the corporate structure in Mexico, with the objective of: (i) strengthening the financial structure of Gerdau Corsa, with the reduction of leverage and financial expenses; (ii) centralizing the main business activities, generating greater operational efficiency for the companies involved; and (iii) optimizing internal processes, creating synergy in activities and economies of scale by reducing administrative, operational and tax costs. Additionally, the corporate reorganization reinforces the Company’s commitment to its operations in Mexico. As a result of the corporate reorganization, the Company increased its interest in Gerdau Corsa from 70% to 75%, maintaining joint control of this company with Grupo Córdova.

As a result of this corporate reorganization of operations in Mexico, the Company recognized a gain in 2021 of R$ 193,651, which is calculated as the difference between the carrying amount and the fair value of Sidertúl and R$ 193,334 for the recycling to income of the cumulative translation adjustments, which is required as the Company lost Sidertúl control, as presented in the statement of comprehensive income. The corporate reorganization resulted in the loss of control of Sidertúl and as required by IFRS, the Company carried out a proportional write-off of goodwill from the North America segment in the amount of R$ 549,898, as described in Note 11, measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. The net result of this corporate reorganization was an expense of R$ 162,913 recognized in the line of Results in operations with subsidiary and joint ventures.

3.5 — Acquisition of subsidiary

On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos SA, concluded, after complying with the respective precedent conditions, including the approval of the Administrative Council for Economic Defense - CADE, the acquisition of 96.35% of the total and voting shares issued by Siderúrgica Latino-Americana S.A. (“Silat”) for R$ 475,961, using cash resources. Silat is in Caucaia, in the metropolitan region of Fortaleza, State of Ceará. Through this transaction, Gerdau reinforces its long-term strategy and its position in the steel value chain through investments and acquisitions. The addition of this new unit helps the Company in the supply equation for the Brazilian market as a whole, as it is associated with our other capacities in the Northeast and Southeast regions.

The Company concluded the fair value assessment of the assets and liabilities of Silat and the following table summarizes the fair value of such assets and liabilities at the date of business combination:

	Book Value	Acquisition Adjustments	Fair value of the acquisition

Cash and cash equivalents	33,419	—	33,419
Trade accounts receivable - net	13,190	—	13,190
Inventories	24,160	—	24,160
Other current assets	11,091	—	11,091
Property, plant and equipment	233,541	253,216	486,757
Other non-current assets	34,410	—	34,410
Current liabilities	(26,638)	—	(26,638)
Non-current liabilities	(359)	(86,093)	(86,452)
Non-controlling interest	(5,395)	(6,100)	(11,495)
Assets (Liabilities)	317,419	161,023	478,442
Negative Goodwill	—	(2,481)	(2,481)
Net assets	317,419	158,542	475,961

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

3.6 - Total purchase price considered for the 2020 acquisition

Subsidiary acquired	2020
Siderúrgica Latino-Americana S.A.	475,961
Total consideration paid	475,961
Less: Cash and cash equivalents of acquired subsidiary	(33,419)
442,542

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

	2022	2021
Cash	11,957	14,667
Banks and immediately available investments	2,463,906	4,145,987
Cash and cash equivalents	2,475,863	4,160,654

Immediately available investments include investments with maturity up to 90 days at the time of acquisition, immediate liquidity and low risk of fair value variation.

	2022	2021
Short-term investments	2,959,135	2,626,212

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value and held until maturity. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2022	2021
Trade accounts receivable - in Brazil	2,641,881	2,640,011
Trade accounts receivable - exports from Brazil	262,306	249,834
Trade accounts receivable - outside of Brazil	2,187,404	2,632,002
(-) Impairment loss on trade receivables	(92,587)	(107,772)
	4,999,004	5,414,075

Accounts receivable by aging are as follows:

	2022	2021
Current	4,303,352	4,646,175
Past-due:
Up to 30 days	629,018	494,866
From 31 to 60 days	50,587	139,415
From 61 to 90 days	37,065	32,245
From 91 to 180 days	24,627	169,959
From 181 to 360 days	18,934	8,220
Above 360 days	28,008	30,967
(-) Impairment on financial assets	(92,587)	(107,772)
	4,999,004	5,414,075

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2020	(98,079)
Impairment on financial assets during the year	(148,548)
Recoveries in the year	84,416
Write-offs	36,210
Exchange variation	(11,145)
Balance as of December 31, 2020	(137,146)
Impairment on financial assets during the year	(55,731)
Recoveries in the year	56,088
Write-offs	9,892
Loss of control of subsidiary (note 3.4)	23,203
Exchange variation	(4,078)
Balance as of December 31, 2021	(107,772)
Impairment on financial assets during the year	(29,445)
Recoveries in the year	29,364
Write-offs	11,313
Exchange variation	3,953
Balance as of December 31, 2022	(92,587)

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

NOTE 6 — INVENTORIES

	2022	2021
Finished products	7,942,003	7,209,379
Work in progress	4,480,989	3,453,948
Raw materials	3,257,362	3,994,655
Storeroom supplies	1,349,130	1,061,666
Imports in transit	835,598	1,145,215
(-) Allowance for adjustments to net realizable value	(47,497)	(3,375)
	17,817,585	16,861,488

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2020	(39,308)
Provision for the year	(6,562)
Reversal of adjustments to net realizable value	47,259
Exchange rate variation	(7,508)
Balance as of December 31, 2020	(6,119)
Provision for the year	(6,331)
Reversal of adjustments to net realizable value	9,143
Exchange rate variation	(68)
Balance as of December 31, 2021	(3,375)
Provision for the year	(56,441)
Reversal of adjustments to net realizable value	12,598
Exchange rate variation	(279)
Balance as of December 31, 2022	(47,497)

NOTE 7 — TAX CREDITS

	2022	2021
Current
ICMS (state VAT)	177,692	155,373
Social security financing	931,370	1,456,593
Financing of social integration program	189,565	226,477
IPI (federal VAT)	29,547	67,166
IVA (value-added tax)	15,886	126,281
Others	48,357	51,995
	1,392,417	2,083,885

Non-current
ICMS (state VAT)	118,475	85,512
Social security financing	321,432	238
Financing of social integration program and Others	71,640	38,850
	511,547	124,600
	1,903,964	2,208,485

The estimates of realization of non-current tax credits are as follows:

	2022	2021
2023	—	64,426
2024	327,873	40,853
2025	164,897	11,660
2026	16,551	7,661
2027 on	2,226	—
	511,547	124,600

NOTE 8 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IRPJ) and social contribution (CSLL), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2022, 2021 and 2020. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2022	2021	2020
Income (loss) before income taxes	15,859,027	20,272,568	3,495,678
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(5,392,069)	(6,892,673)	(1,188,531)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	66,851	403,431	530,715
- Equity in earnings of unconsolidated companies	391,621	191,474	51,873
- Interest on equity (Note 2.14)	566,740	406,022	98,739
- Interests on tax lawsuits*	20,442	551,624	—
- Tax credits and incentives	36,779	112,521	31,800
- Deferred tax assets not recognized / Realization, net	58,402	482,497	(587,917)
- Other permanent differences, net	(128,241)	31,474	(44,303)
Income and social contribution taxes	(4,379,475)	(4,713,630)	(1,107,624)
Current	(3,709,414)	(4,306,223)	(908,051)
Deferred	(670,061)	(407,407)	(199,573)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the period, related to the tax credit arising from the final and unappealable decision of the actions that discussed the inclusion of ICMS in the PIS/COFINS calculation basis.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of	Recognized in	Acquisition of	Comprehensive	Balance as of
	January 1, 2020	income	subsidiary	Income	December 31, 2020
Tax loss carryforward	1,341,464	(157,207)	—	36,228	1,220,485
Social contribution tax losses	350,810	(60,534)	—	—	290,276
Provision for tax, civil and labor liabilities	242,794	140,871	—	1,798	385,463
Benefits granted to employees	294,031	(6,848)	—	105,074	392,257
Other temporary differences	575,719	(114,627)	—	40,022	501,114
Deferred exchange variance*	1,177,428	(119,178)	—	(709)	1,057,541
Provision for losses	23,618	11,740	—	162	35,520
Fair value adjustments on businesses acquired	(452,058)	106,210	(86,093)	(118,923)	(550,864)
	3,553,806	(199,573)	(86,093)	63,652	3,331,792

Non-current assets	4,071,219				3,393,354
Non-current liabilities	(517,413)				(61,562)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2020	income	Others	Income	December 31, 2021
Tax loss carryforward	1,220,485	(556,480)	(24,312)	10,156	649,849
Social contribution tax losses	290,276	(187,814)	20,625	—	123,087
Provision for tax, civil and labor liabilities	385,463	37,256	—	33	422,752
Benefits granted to employees	392,257	(35,812)	—	(57,828)	298,617
Other temporary differences	501,114	(144,352)	—	2,312	359,074
Deferred exchange variance*	1,057,541	511,763	—	7	1,569,311
Provision for losses	35,520	6,576	—	(5,832)	36,264
Fair value adjustments on businesses acquired	(550,864)	(38,544)	—	(39,213)	(628,621)
	3,331,792	(407,407)	(3,687)	(90,365)	2,830,333

Non-current assets	3,393,354				2,929,308
Non-current liabilities	(61,562)				(98,975)

* Corresponds to deferred taxes over foreign exchange gains and loss which certain subsidiaries elected to tax on a cash basis

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2021	income	Others	Income	December 31, 2022
Tax loss carryforward	649,849	17,112	41	(27,956)	639,046
Social contribution tax losses	123,087	50,492	—	—	173,579
Provision for tax, civil and labor liabilities	422,752	108,240	(5,295)	(539)	525,158
Benefits granted to employees	298,617	(88)	—	(98,756)	199,773
Other temporary differences	359,074	(191,137)	—	179,114	347,051
Deferred exchange variance*	1,569,311	(735,097)	—	121	834,335
Provision for losses	36,264	7,607	—	(134)	43,737
Fair value adjustments on businesses acquired	(628,621)	72,810	(3,142)	(135,590)	(694,543)
	2,830,333	(670,061)	(8,396)	(83,740)	2,068,136

Non-current assets	2,929,308				2,164,477
Non-current liabilities	(98,975)				(96,341)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets
	2022	2021
2022	—	936,839
2023	622,110	465,361
2024	458,222	429,675
2025	435,473	420,408
2026	221,496	187,700
2027 on	427,176	489,325
	2,164,477	2,929,308

	Liabilities
	2022	2021
2022	—	—
2023	—	(39,761)
2024	(46,976)	(36,927)
2025	(29,100)	(20,861)
2026	(7,259)	(1,426)
2027 on	(13,006)	—
	(96,341)	(98,975)

d) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 239,989 (R$ 240,231 on December 31, 2021), which do not have an expiration date. The subsidiaries abroad had R$ 1,105,130 (R$ 1,256,438 as of December 31, 2021) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 334,475 (R$ 1,285,373 as of December 31, 2021), which expire at various dates between 2023 and 2044.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments	Investments	Investments
	in North	in South	in Special
	America	America	Steel	Others	Total
Balance as of Janurary 1, 2020	681,807	748,392	224,201	157,999	1,812,399
Equity in earnings	23,494	99,913	8,900	20,262	152,569
Other comprehensive income	165,479	195,286	(1,949)	—	358,816
Capital increase	42,782	—	—	—	42,782
Dividends/Interest on equity	(5,223)	(67,546)	—	(22,168)	(94,937)
Balance as of December 31, 2020	908,339	976,045	231,152	156,093	2,271,629
Equity in earnings	279,948	268,291	28,831	(13,912)	563,158
Other comprehensive income	173,934	52,278	710	(1,415)	225,507
Capital increase	—	—	—	27,500	27,500
Capital decrease	—	(141,095)	—	—	(141,095)
Results in operations with subsidiary and joint ventures (note 3.4)	511,514	—	—	—	511,514
Dividends/Interest on equity	(2,460)	(84,186)	(9,025)	(21,767)	(117,438)
Balance as of December 31, 2021	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	884,437	277,108	9,243	(18,961)	1,151,827
Other comprehensive income	(76,795)	(127,099)	(414)	(1,284)	(205,592)
Capital increase	—	—	—	35,001	35,001
Dividends/Interest on equity	(250,680)	(160,572)	(3,684)	(10,557)	(425,493)
Balance as of December 31, 2022	2,428,237	1,060,770	256,813	150,698	3,896,518

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Cost of the property, plant, and equipment	buildings	and installations	equipment	construction	Other	Total
Balances as of January 1, 2020	8,912,943	31,031,208	802,549	1,515,729	1,029,408	43,291,837
Additions	50,848	98,372	9,765	1,369,947	121,846	1,650,778
Capitalized interest	—	—	—	24,622	—	24,622
Transfers	207,551	695,512	13,653	(939,231)	22,515	—
Disposals	(226,920)	(505,580)	(11,487)	—	(144,153)	(888,140)
Business Combination	275,076	173,453	29	36,563	1,636	486,757
Impairment of non-financial assets	(198,196)	(213,729)	—	—	—	(411,925)
Foreign exchange effect	918,554	3,621,233	107,634	246,575	47,285	4,941,281
Balances as of December 31, 2020	9,939,856	34,900,469	922,143	2,254,205	1,078,537	49,095,210
Additions	20,661	159,387	21,595	2,649,417	174,963	3,026,023
Capitalized interest	—	—	—	32,876	—	32,876
Transfers	224,789	1,125,706	48,827	(1,405,597)	6,275	—
Disposals	(41,475)	(383,593)	(2,982)	(19,462)	(87,574)	(535,086)
Loss of control of subsidiary (note 3.4)	(168,222)	(414,955)	(2,545)	(7,143)	(5,367)	(598,232)
Foreign exchange effect	245,005	1,476,437	32,978	116,633	18,088	1,889,141
Balances as of December 31, 2021	10,220,614	36,863,451	1,020,016	3,620,929	1,184,922	52,909,932
Additions	40,825	305,997	25,692	3,688,558	230,801	4,291,873
Capitalized interest	—	—	—	28,431	—	28,431
Transfers	589,875	2,821,673	23,189	(3,477,100)	42,363	—
Disposals	(114,159)	(532,931)	(10,787)	(2,685)	(69,825)	(730,387)
Foreign exchange effect	(306,940)	(819,496)	(35,477)	(143,452)	(14,103)	(1,319,468)
Balances as of December 31, 2022	10,430,215	38,638,694	1,022,633	3,714,681	1,374,158	55,180,381

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Accumulated depreciation	buildings	and installations	equipment	construction	Other	Total
Balances as of Januray 1, 2020	(4,513,462)	(21,841,411)	(730,422)	—	(305,049)	(27,390,344)
Depreciation	(413,252)	(1,354,559)	(37,616)	—	(100,210)	(1,905,637)
Disposals	223,174	497,434	11,169	—	128,833	860,610
Foreign exchange effect	(440,999)	(2,835,685)	(100,806)	—	(29,434)	(3,406,924)
Balances as of December 31, 2020	(5,144,539)	(25,534,221)	(857,675)	—	(305,860)	(31,842,295)
Depreciation	(383,122)	(1,468,513)	(41,973)	—	(163,803)	(2,057,411)
Transfers	6,693	(1,201)	—	—	(5,492)	—
Disposals	23,046	369,173	2,981	—	86,064	481,264
Loss of control of subsidiary (note 3.4)	84,286	332,312	2,542	—	3,462	422,602
Foreign exchange effect	(126,758)	(1,006,607)	(28,879)	—	(10,062)	(1,172,306)
Balances as of December 31, 2021	(5,540,394)	(27,309,057)	(923,004)	—	(395,691)	(34,168,146)
Depreciation	(440,471)	(1,709,643)	(41,423)	—	(83,150)	(2,274,687)
Transfers	(85)	85	—	—	—	—
Disposals	101,457	509,174	10,720	—	65,228	686,579

Foreign exchange effect	163,071	789,745	34,938	—	10,853	998,607
Balances as of December 31, 2022	(5,716,422)	(27,719,696)	(918,769)	—	(402,760)	(34,757,647)

Net property, plant and equipment
Balances as of December 31, 2020	4,795,317	9,366,248	64,468	2,254,205	772,677	17,252,915
Balances as of December 31, 2021	4,680,220	9,554,394	97,012	3,620,929	789,231	18,741,786
Balances as of December 31, 2022	4,713,793	10,918,998	103,864	3,714,681	971,398	20,422,734

The average rate of capitalized interest in 2022 was 3.7% (3.3% in 2021 and 3.8% in 2020).

The following useful lives are used to calculate depreciation:

Useful lives of
property,
plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment were not offered as collateral for loans and financing in 2022, 2021 and 2020.

c) Impairment of property, plant and equipment — As of December 31, 2022, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 316,348 for land and buildings (R$ 352,287 as of December 31, 2021), R$ 476,602 for machines, equipment and installations (R$ 622,382 as of December 31, 2021), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2021). No impairment of property, plant and equipment was recognized in 2022 and 2021.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2020	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	4,976,383	(2,342,175)	2,634,208
Balance as of December 31, 2020	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	1,469,190	(595,284)	873,906
Results in operations with subsidiary and joint ventures (note 3.4)	(549,898)	—	(549,898)
Balance as of December 31, 2021	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(1,595,333)	802,270	(793,063)
Balance as of December 31, 2022	21,195,649	(10,111,083)	11,634,464

The amounts of goodwill by segment are as follows:

	2022	2021	2020
Brazil	373,135	373,135	373,135
Special Steel	3,844,314	4,111,619	3,828,841
North America	7,417,015	7,942,773	7,901,543
	11,634,464	12,427,527	12,103,519

NOTE 12 — INTANGIBLE ASSETS

Intangible assets consist mainly of relationships with customers and suppliers recognized upon business combinations and software development, with application in the management of the business:

			Customer
	Supplier	Software	contracts and
	relationships	development	relationships	Others	Total
Balance as of January 1, 2020	21,415	364,812	283,423	3,612	673,262
Foreign exchange effect	—	42,890	83,806	1,074	127,770
Acquisition	—	154,250	—	—	154,250
Amortization	(4,637)	(188,083)	(136,525)	(3,459)	(332,704)
Balance as of December 31, 2020	16,778	373,869	230,704	1,227	622,578
Foreign exchange effect	—	17,609	13,247	33	30,889
Acquisition	—	166,310	—	—	166,310
Amortization	(4,055)	(177,674)	(127,028)	(1,260)	(310,017)
Balance as of December 31, 2021	12,723	380,114	116,923	—	509,760
Foreign exchange effect	—	(8,943)	(9,896)	—	(18,839)
Acquisition	—	189,382	—	—	189,382
Amortization	(3,522)	(154,595)	(107,027)	—	(265,144)
Balance as of December 31, 2022	9,201	405,958	—	—	415,159

Estimated useful lives	5 to 20 years	up to 7 years	5 to 20 years

The composition of other intangible assets by segment is as follows:

	2022	2021	2020
Brazil	161,586	175,290	220,303
Special Steel	115,072	158,432	156,557
South America	1,054	1,039	1,534
North America	104,794	170,936	244,184
Others	32,653	4,063	—
	415,159	509,760	622,578

NOTE 13 — LEASING

a) Summary of changes in the leasing assets:

		Machines, equipment,	Data electronic
Right-of-use Cost	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2020	283,994	533,286	107,413	62,442	987,135
Additions	5,670	185,116	175	43,862	234,823
Disposals	(14,583)	(14,846)	—	(1,176)	(30,605)
Remeasurements	111	(3,035)	12,548	69	9,693
Foreign exchange effect	26,748	37,809	340	15,747	80,644
Balances as of December 31, 2020	301,940	738,330	120,476	120,944	1,281,690
Additions	48,504	135,652	291	36,599	221,046
Disposals	(5,621)	(109,947)	(151)	(22,066)	(137,785)
Remeasurements	40,024	55,866	6,456	4,045	106,391
Results in operations with subsidiary and joint ventures (note 3.4)	—	(2,894)	(302)	—	(3,196)
Foreign exchange effect	8,152	13,828	111	8,599	30,690
Balances as of December 31, 2021	392,999	830,835	126,881	148,121	1,498,836
Additions	157,577	80,759	—	87,279	325,615
Disposals	(4,339)	(89,751)	—	(832)	(94,922)
Remeasurements	33,801	112,946	6,716	6,578	160,041
Foreign exchange effect	(17,851)	(25,080)	(113)	(21,851)	(64,895)
Balances as of December 31, 2022	562,187	909,709	133,484	219,295	1,824,675

		Machines, equipment,	Data electronic
Accumulated depreciation	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2020	(49,483)	(123,277)	(15,396)	(21,665)	(209,821)
Depreciation	(51,451)	(166,741)	(15,459)	(27,110)	(260,761)
Disposals	8,601	13,453	—	1,027	23,081
Foreign exchange effect	(5,286)	(8,091)	(70)	(5,431)	(18,878)
Balances as of December 31, 2020	(97,619)	(284,656)	(30,925)	(53,179)	(466,379)
Depreciation	(59,284)	(186,300)	(13,800)	(31,750)	(291,134)
Disposals	3,668	108,532	97	21,334	133,631
Results in operations with subsidiary and joint ventures (note 3.4)	—	1,860	230	—	2,090
Foreign exchange effect	(3,574)	(7,889)	(45)	(3,792)	(15,300)
Balances as of December 31, 2021	(156,809)	(368,453)	(44,443)	(67,387)	(637,092)
Depreciation	(77,668)	(201,777)	(12,849)	(34,574)	(326,868)
Disposals	4,277	86,298	—	568	91,143
Foreign exchange effect	3,785	1,583	28	3,622	9,018
Balances as of December 31, 2022	(226,415)	(482,349)	(57,264)	(97,771)	(863,799)

Right-of-use Assets
Balances as of December 31, 2020	204,321	453,674	89,551	67,765	815,311
Balances as of December 31, 2021	236,190	462,382	82,438	80,734	861,744
Balances as of December 31, 2022	335,772	427,359	76,220	121,524	960,876

b) Leasing payable:

Leasing payments are presented in the Statement of Cash Flow.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company’s credit spread, where on December 31, 2022 the discount rates were between 3.5% p.a. to 13.4% p.a. (3.5% p.a. to 16.3% p.a. in December 31, 2021), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2022	2021
2022	—	275,086
2023	275,934	211,576
2024	195,137	127,718
2025	162,315	88,682
2026	114,801	73,654
2027 on	282,456	141,649
	1,030,643	918,365

Leasing payable
Current	275,934	275,086
Non-current	754,709	643,279

Financial expense for the years ended on December 31, 2022 and 2021	88,370	68,789

NOTE 14 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	2022	2021
Trade accounts payable - domestic market	4,241,819	5,277,867
Trade accounts payable - debtor risk	653,085	807,915
Trade accounts payable - imports	1,724,019	1,931,358
	6,618,923	8,017,140

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On December 31, 2022, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 15 – SHORT-TERM DEBT AND LONG-TERM DEBT

Loans and financing are as follows:

	2022	2021
Ten/Thirty Year Bonds	8,514,787	10,526,649
Other loans	2,664,830	583,137
Total Loans and Financing	11,179,617	11,109,786
Current	2,492,262	234,537
Non-current	8,687,355	10,875,249

Principal amount of loans and Financing	11,029,354	10,952,983
Interest accrued of loans and Financing	150,263	156,803
Total	11,179,617	11,109,786

(*) Weighted average effective interest costs on December 31, 2022, which represents total of 6.34%.

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2022	2021
Brazilian Real (BRL)	1,273,180	461,187
U.S. Dollar (USD)	9,581,266	10,535,532
Other currencies	325,171	113,067
	11,179,617	11,109,786

The amortization schedules of long-term loans and financing are as follows:

	2022	2021
2023	—	1,115,211
2024	809,098	878,044
2025	410,840	405,788
2026	10,410	3,117,768
2027 em diante	7,457,007	5,358,438
	8,687,355	10,875,249

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,565 million as of December 31, 2022). The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in September 2027. As of December 31, 2022, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2022
Issuance	Meeting	Issued	Held in treasury	Maturity	2022	2021
14th	August 26, 2014	20,000	20,000	August 30, 2024	—	—
15th	November 09, 2018	—	—	November 21, 2022	—	1,513,958
16th - A	April 25, 2019	600,000	—	May 6, 2023	612,159	607,031
16th - B	April 25, 2019	800,000	—	May 6, 2026	815,614	808,918
Total Consolidated					1,427,773	2,929,907

Current					628,886	1,531,956
Non-current					798,887	1,397,951

The amortization schedules of long-term are as follows:

	2022	2021
2023	—	599,390
2026	798,887	798,561
	798,887	1,397,951

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average interest rate was 12.50% for the year ended on December 31, 2022 (4.62% for the year ended on December 31, 2021).

In November 2022, the Company settled the amount of R$ 1,500 million referring to the 15th issuance of debentures, according to the maturity schedule of the transaction.

NOTE 17 — FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, related parties, fair value of derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value  — the Fair Value of the financial instruments is as follows:

	2022		2021
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,959,135	2,959,135	2,626,212	2,626,212
Trade accounts receivable - net	4,999,004	4,999,004	5,414,075	5,414,075
Related parties	—	—	2,678	2,678
Fair value of derivatives	3,272	3,272	3,246	3,246
Other current assets	789,901	789,901	679,193	679,193
Other non-current assets	700,377	700,377	571,637	571,637
Liabilities
Trade accounts payable - domestic market	4,241,819	4,241,819	5,277,867	5,277,867
Trade accounts payable - debtor risk	653,085	653,085	807,915	807,915
Trade accounts payable - imports	1,724,019	1,724,019	1,931,358	1,931,358
Loans and Financing	11,179,617	11,267,779	11,109,786	12,630,940
Debentures	1,427,773	1,421,187	2,929,907	2,911,424
Related parties	24,890	24,890	24,648	24,648
Fair value of derivatives	19,056	19,056	—	—
Obligations with FIDC (current liabilities)	—	—	45,497	45,497
Other current liabilities	1,216,206	1,216,206	1,090,396	1,090,396
Other non-current liabilities	533,681	533,681	421,873	421,873

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

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

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

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

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

	2022
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	4,241,819	4,241,819	—	—	—
Trade accounts payable - debtor risk	653,085	653,085	—	—	—
Trade accounts payable - import	1,724,019	1,724,019	—	—	—
Loans and financing	17,262,024	2,492,262	1,987,699	1,369,784	11,412,279
Debentures	1,863,925	628,886	270,236	964,803	—
Related parties	24,890	24,890	—	—	—
Obligations with FIDC	19,056	19,056	—	—	—
Other current liabilities	1,216,206	1,216,206	—	—	—
Other non-current liabilities	533,681	—	45,431	—	488,250
	27,538,705	11,000,223	2,303,366	2,334,586	11,900,529

	2021
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	5,277,867	5,277,867	—	—	—
Trade accounts payable - debtor risk	807,915	807,915	—	—	—
Trade accounts payable - import	1,931,358	1,931,358	—	—	—
Loans and financing	17,885,672	851,225	2,227,608	2,308,361	12,498,477
Debentures	3,492,689	1,802,373	780,537	111,218	798,561
Related parties	24,648	—	—	—	24,648
Obligations with FIDC	45,497	45,497	—	—	—
Other current liabilities	1,090,396	1,090,396	—	—	—
Other non-current liabilities	421,873	—	35,406	—	386,467
	30,977,915	11,806,631	3,043,551	2,419,579	13,708,153

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2022	2021
Foreign currency sensitivity analysis	5%	113,778	19,036
Interest rate sensitivity analysis	10 bps	32,377	55,964
Sensitivity analysis of changes in prices of products sold	1%	824,122	783,451
Sensitivity analysis of changes in raw material and commodity prices	1%	486,066	437,210
Currency forward contracts	5%	9,507	—
Commodity contracts	5%	2,899	4,892

Foreign currency sensitivity analysis: As of December 31, 2022, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a gain of R$ 113,778 (R$ 19,036 as of December 31, 2021). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 32,377 as of December 31, 2022 (R$ 55,964 as of December 31, 2021) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2022, totals R$ 824,122 (R$ 783,451 as of December 31, 2021) and the variation in the price of raw materials and other inputs totals R$ 486,066 as of December 31, 2022 (R$ 437,210 as of December 31, 2021). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real/Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real/Argentinian Peso represents an income of R$ 9,507 (R$ 0 as of December 31, 2021) and a 5% decrease in the Dollar against the Real/Argentinian Peso represents an expense of the same amount. Forward contracts in Dollar/Real/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 17.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 2,899 (R$ 4,892 as of December 31, 2021), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair
2022	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	2,959,135	2,959,135
Trade accounts receivable - net	4,999,004	—	4,999,004
Fair value of derivatives	—	3,272	3,272
Other current assets	789,901	—	789,901
Other non-current assets	559,389	140,988	700,377
Total	6,348,294	3,103,395	9,451,689
Financial income (expenses)	318,105	475,910	794,015

	Financial liability at fair
	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	4,241,819	4,241,819
Trade accounts payable - debtor risk	—	653,085	653,085
Trade accounts payable - import	—	1,724,019	1,724,019
Loans and financing	—	11,179,617	11,179,617
Debentures	—	1,427,773	1,427,773
Related parties	—	24,890	24,890
Other current liabilities	—	1,216,206	1,216,206
Other non-current liabilities	—	533,681	533,681
Fair value of derivatives	19,056	—	19,056
Total	19,056	21,001,090	21,020,146
Financial income (expenses)	(44,386)	(2,642,055)	(2,686,441)

		Financial asset at fair
2021	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	2,626,212	2,626,212
Trade accounts receivable - net	5,414,075	—	5,414,075
Related parties	2,678	—	2,678
Fair value of derivatives	—	3,246	3,246
Other current assets	679,193	—	679,193
Other non-current assets	479,971	91,666	571,637
Total	6,575,917	2,721,124	9,297,041
Financial income (expenses)	1,226,743	210,988	1,437,731

	Financial liability at fair
	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	5,277,867	5,277,867
Trade accounts payable - drawn risk	—	807,915	807,915
Trade accounts payable - import	—	1,931,358	1,931,358
Loans and financing	—	11,109,786	11,109,786
Debentures	—	2,929,907	2,929,907
Related parties	—	24,648	24,648
Obligations with FIDC (current liabilities)	—	45,497	45,497
Other current liabilities	—	1,090,396	1,090,396
Other non-current liabilities	—	421,873	421,873
Total	—	23,639,247	23,639,247
Financial income (expenses)	(10,421)	(2,177,764)	(2,188,185)

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

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentinian peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2022	2021	2022	2021	2022	2021

Currency forward contracts

Maturity in 2022	buyed in US$	—	US$ 5.3 milion	—	3,246	—	—
Maturity in 2023	buyed in US$	US$ 30.9 million	—	—	—	17,950	—

Commodity contracts
Maturity in 2023/2024	buyed in US$	US$ 2.4 million	—	3,272	—	1,106	—

Total fair value of financial instruments				3,272	3,246	19,056	—

Fair value of derivatives	2022	2021
Current assets	3,272	3,246
	3,272	3,246
Fair value of derivatives
Current liabilities	19,056	—
	19,056	—

	2022	2021
Net Income
Gains on financial instruments	83,465	28,349
Losses on financial instruments	(44,386)	(10,421)
	39,079	17,928
Other comprehensive income
Gains on financial instruments	—	1,907
Losses on financial instruments	(607)	—
	(607)	1,907

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 1.1 billion (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 488.146 for the year ended on December 31, 2022 (loss of R$ 695,102 for the year ended on December 31, 2021).

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

As of December 31, 2022, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of December 31, 2022 and December 31, 2021, are as follows:

			Quoted Prices in Non-Active
			Markets for Similar Assets
	Balance per financial statements		(Level 2)
	2022	2021	2022	2021

Current assets
Short-term investments	2,959,135	2,626,212	2,959,135	2,626,212
Fair value of derivatives	3,272	3,246	3,272	3,246
Other current assets	789,901	679,193	789,901	679,193

Non-current assets
Related parties	—	2,678	—	2,678
Other non-current assets	700,377	571,637	700,377	571,637
	4,452,685	3,882,966	4,452,685	3,882,966

Current liabilities
Short-term debt	2,492,262	234,537	2,492,262	234,537
Debentures	628,886	1,531,956	628,886	1,531,956
Fair value of derivatives	19,056	—	19,056	—
Obligations with FIDC	—	45,497	—	45,497
Other current liabilities	1,216,206	1,090,396	1,216,206	1,090,396

Non-current liabilities
Long-term debt	8,687,355	10,875,249	8,687,355	10,875,249
Debentures	798,887	1,397,951	798,887	1,397,951
Related parties	24,890	24,648	24,890	24,648
Other non-current liabilities	533,681	421,873	533,681	421,873
	14,401,223	15,622,107	14,401,223	15,622,107

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	January 1, 2020	from financing activities	loans and financing	parties	and others	December 31, 2020
Related parties, net	(95,445)	(7,777)	—	(8,277)	—	(111,499)
Leasing payable	804,269	(247,914)	(61,727)	61,727	300,119	856,474
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	16,047,021	(1,963,283)	(1,079,981)	1,022,460	3,490,105	17,516,322

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2020	from financing activities	loans and financing	parties	and others	December 31, 2021
Related parties, net	(111,499)	139,556	—	(6,089)	2	21,970
Leasing payable	856,474	(275,944)	(68,699)	68,699	337,835	918,365
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	17,516,322	(4,506,918)	(1,100,826)	1,059,841	1,068,028	14,036,447

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2021	from financing activities	loans and financing	parties	and others	December 31, 2022
Related parties, net	21,970	2,721	—	199	—	24,890
Leasing payable	918,365	(310,226)	(88,370)	88,370	422,504	1,030,643
Debt, Debentures and Losses/Gains on financial instruments, net - Derivative instruments	14,036,447	(937,815)	(968,851)	964,607	(471,214)	12,623,174

NOTE 18 — TAXES PAYABLE

	2022	2021
Payroll charges	95,432	136,428
ICMS (state VAT)	77,766	92,320
COFINS (tax on revenue)	8,850	26,139
IPI (federal VAT)	24,438	41,474
IVA (value-added tax) and others	188,726	251,812
	395,212	548,173

NOTE 19 — TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	2022	2021
a) Tax provisions	1,530,040	1,270,473
b) Labor provisions	463,452	435,803
c) Civil provisions	32,511	34,750
	2,026,003	1,741,026

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

The changes in the tax, civil and labor provisions are shown below:

	2022	2021	2020
Balance at the beginning of the year	1,741,026	1,172,511	809,299
(+) Additions	385,662	801,412	559,513
(+) Interests	194,170	42,435	104,473
(-) Payments and reversal of accrued amounts	(293,536)	(276,251)	(304,678)
(+) Foreign exchange effect on provisions in foreign currency	(1,319)	919	3,904
Balance at the end of the year	2,026,003	1,741,026	1,172,511

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 559,076.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 434,095; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,646,717, (iii) social security contributions in the total of R$ 139,219 and (iv) other taxes, whose updated total amount is currently R$ 732,283.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,719,027, of which: (i) R$ 1,069,274 correspond to seven lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, four lawsuits are at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the

Company, two lawsuits in which, in a recent judgment, the Special Appeal filed by the Company was granted, pending the publication of the judgment, and, finally, another lawsuit that are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 649,753 correspond to three lawsuits of Gerdau S.A., of which two processes are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed, and one lawsuit that had its challenge presented and it is awaiting judgment by the Federal Revenue Judgment Office (DRJ).

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 513,287, of which: (i) R$ 27,325 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 234,846 corresponds to a lawsuit in which the Company recently had its Voluntary Appeal filed with the Administrative Board of Tax Appeals (CARF) and the decision is pending of publication; (iii) R$ 86,237 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Board of Tax Appeals (CARF), recently upheld, pending the publication of the judgment; and (iv) R$ 164,879 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending of judgment the Voluntary appeal filed by the Administrative Board of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,346,502. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,107,520 corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is being processed in the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company and another is being processed in the Federal Regional Court of the 4th Region, where recently, unanimously, the appeal filed by Gerdau was granted, to extinguish the Tax Execution and dismissing the Federal Government’s appeal; and (ii) R$ 238,892 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), pending in the first instance awaiting judgment of the Tax Enforcement Embargoes opposed by the Company.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,734,573, of which: (i) R$ 5,755,883 correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already ended and are currently in the process of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment, being pending of judgment the special and extraordinary appeals filed by the National Treasury; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 344,171 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 319,983 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$5,597 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 89,684 correspond to a lawsuit of the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and which is pending at the lower court awaiting a decision in the Embargoes to Tax Enforcement filed by the Company; (vi) R$ 148,032 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is in the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (vii) R$ 192.076 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 119,305 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 623,485 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos

S.A., which is pending in the first instance of the Administrative Board of Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company; (x) R$ 547,501 pending before the first instance of the Administrative Board of Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 155,962 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vii” above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 432,894 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

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

Subsequent Event

In compliance with Circular Letter No. 1/2023/CVM/SNC/SEP of February 13, 2023, the Company carried out a survey of its processes. The Company believes that, based on the opinion of its legal advisors, at this time, no cases were identified that could represent impacts on its financial statements arising from the decision of the STF on res judicata in tax matters that occurred on 02/08/2023.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE – Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

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

In a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp n.º 1.979.138 - DF (2021/0405949-3), Judge Benedito Gonçalves).

The STJ’s decision is subject to appeal by the Brazilian government and Gerdau will continue to seek all appropriate legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 552,515. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 820,032. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2022	2021
Tax	1,603,136	1,449,699
Labor	67,911	73,709
Civil	154,852	135,971
	1,825,899	1,659,379

The balance of tax judicial deposits as of December 31, 2022 includes the amount of R$ 1,504,984, which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney’s Office had opposed, alleging that the Supreme Court’s decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice.

After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, referring to credits prior to the filing of the lawsuits.

The amounts recognized in the Company’s results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393,3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line

Due to the economic moment strongly impacted by the pandemic caused by COVID-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company. In December 2022, after judgment of the Declaration Embargoes opposed by the National Treasury, which upheld the favorable decision for the Company and the fine was definitively terminated.

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

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the

Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company’s account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets (Subsequent event)

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries will be entitled to recognize a credit of approximately R$ 800 million in the statement of income (principal plus monetary restatement, minus legal fees and taxes). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the tax asset, which is expected to be monetized within a period of up to 5 years.

NOTE 20 — RELATED-PARTY TRANSACTIONS

a) Intercompany loans

	Maturity	2022	2021
Assets
Others
Fundação Gerdau	December 31, 2022	—	2,678
		—	2,678

Liabilities
Joint ventures
Bradley Steel Processors Inc.	August 1, 2023	(24,890)	(24,648)
		(24,890)	(24,648)

	2022	2021	2020
Net financial income	(199)	6,089	8,277

b) Operations with related parties

During the years ended December 31, 2022, 2021 and 2020, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 1,480,619 as of December 31, 2022 (R$ 997,298 and R$ 887,945 as of December 31, 2021 and 2020, respectively) and purchases in the amount of R$ 311,691 as of December 31, 2022 (R$ 304,239 and R$ 208,948 as of December 31, 2021 and 2020, respectively). The net amount totals R$ 1,168,928 as of December 31, 2022 (R$ 693,058 and R$ 678,997 as of December 31, 2021 and 2020, respectively).

Additionally, the Company recorded income derived from rental agreement in the amount of R$ 829 as of December 31, 2022 (R$ 670 and R$ 524 as of December 31, 2021 and 2020, respectively).

During the year ended on December 31, 2020, the Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property in the amount of R$ 21,204 with receivement in six annual installments adjusted by the positive variation of the IPCA. The decision about the buyer was made through a competitive market process that considered several potential buyers to whom the asset was presented, under the coordination of an independent specialized company. The sale price was determined based on independent valuations and carried out by professionals specialized in valuing tangible assets. As a conclusion of this process, the best proposal was recommended under the terms of the independent appraisal and, as it is a related party, it was approved by the Board of Directors, observing the terms of the Company’s Related Party Transactions Policy.

Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2022	2021	2020
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	mar/23	50,644	—	—
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	33,550	mar/23	33,550	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	1,484,250	abr/23	982,378	1,099,258	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/25	400,000	400,000	—
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	set/26	400,000	—	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	set/26	400,000	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	out/27	2,225,417	2,771,455	—
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	5,322,363	Set/27	629,255	2,157,290	2,242,865
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	jan/30	2,598,415	2,790,250	—
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	out/37	266,103	284,606	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	12,216	12,516	—
GTL Trade Finance Inc.	Subsidiary	Financing Agreements	1,117,100	abr/44	2,509,938	2,790,250	—
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	—	—	30,125

c) Price and interest

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Key Management compensation

The expense recognized related to key management salaries, variable compensation and benefits was R$ 42,164 for the year ended on December 31, 2022 (R$ 61,747 and R$ 33,773 for the years ended on December 31, 2021 and 2020, respectively).

Contributions to management’s defined contribution pension plans totaled R$ 2,040 for the year ended on December 31, 2022 (R$ 1,932 and R$ 1,416 for the years ended on December 31, 2021 and 2020, respectively).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 19,548 for the year ended on December 31, 2022 (R$ 19,637 and R$ 19,328 for the years ended on December 31, 2021 and 2020, respectively).

The cost of social charges, related to the management of the Company, totaled R$ 20,455 for the year ended on December 31, 2022 (R$ 23,266 and R$ 27,830 for the years ended on December 31, 2021 and 2020, respectively).

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2022	2021	2020
Available at beginning of the year	3,712,436	6,456,248	6,717,872
Granted	840,496	709,990	733,218
Exercised	(1,135,503)	(3,453,802)	(937,325)
Cancelled	(2,262)	—	(64,112)
Others	—	—	6,595
Available at the end of the year	3,415,166	3,712,436	6,456,248

Additional information on the long-term incentive plan are presented in Note 27.

e) Convertible loan into equity interest

The Company has contracted a convertible loan into equity interest with the company Brasil ao Cubo Construção modular Ltda., which is presented in the line of Other non-current assets, in the amount of R$ 140,988 on December 31, 2022 (R$ 91,666 on December 31, 2021). Brasil ao Cubo S.A. operates in the construction of buildings, the manufacture of metallic structures, the manufacture of metal frames, the manufacture of locksmith articles, with the exception of frames, retail trade of construction materials in general and engineering services. On January 10, 2023, the Company converted into equity interest a convertible loan with the Brasil ao Cubo S.A. On the same date, the Company also acquired some shareholdings from the original shareholders in the amount of R$ 37 million and, as a result of these operations, became the holder of 44.66% of the total capital of this company.

f) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 36,860 (R$ 35,595 on December 31, 2021). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in Note 21.

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2022 are as follows:

	2022	2021
Plan assets - Defined contribution pension plan	9,179	4,942
Total assets	9,179	4,942

Actuarial liabilities - Defined benefit pension plan	658,492	1,083,719
Acturial liabilities - Post-employment health care benefit	224,180	318,181
Retirement and termination benefit liabilities	11,222	13,290
Total liabilities	893,894	1,415,190

Current	516	39
Non-current	893,378	1,415,151

a) Post-employment defined benefit pension plan

The Company’s Canadian and US subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan), collectively referred to as the North American Plans, that cover substantially all their employees and provide supplemental benefits to employees during retirement.

The Company and its subsidiaries in Brazil sponsor a defined benefit pension plan (Brazilian plans), managed by Gerdau - Sociedade de Previdência Privada (GPrev), a closed supplementary pension plan, which were settled in 2010 and include only participants who decided not to transfer the reserve to a new defined contribution plan and, therefore, opted to maintain the benefit settled in the defined benefit plan, which has been adjusted by the INPC (National Consumer Price Index).

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

	1% Increase	1% Decrease
Discount rate	18,477	(12,645)

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (674,625) as of December 31, 2022 (R$ (920,478) as of December 31, 2021).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2022	2021	2020
Cost of current service	63,616	74,840	69,323
Interest expense	169,526	170,897	191,326
Return on plan assets	(150,700)	(136,933)	(156,475)
Past service cost	—	7,093	3,967
Settlement	—	(847)	(11,609)
Interest cost on unrecoverable surplus	10,440	4,371	7,413
Net pension cost	92,882	119,421	103,945

The reconciliations of assets and liabilities of the plans are as follows:

	2022	2021
Present value of defined benefit obligation	(3,841,213)	(5,409,065)
Fair value of plan assets	3,499,475	4,647,361
Asset ceiling restrictions on recognition of net funded assets	(316,754)	(322,015)
Net	(658,492)	(1,083,719)
Defined benefit obligation	(658,492)	(1,083,719)

Changes in plan assets and actuarial liabilities were as follows:

	2022	2021	2020
Variation of the plan obligations
Obligation at the begining of the year	5,409,065	5,921,285	4,601,965
Cost of service	63,616	74,840	69,323
Interest expense	169,526	170,897	191,326
Payments of the benefits	(317,779)	(486,310)	(434,650)
Past service cost	—	7,093	3,967
Settlement	—	(228,881)	(190,948)
Acturial remeasurements	(1,058,898)	(457,421)	467,106
Exchange Variance	(424,317)	407,562	1,213,196
Obligation at the end of the year	3,841,213	5,409,065	5,921,285

	2022	2021	2020
Variation of the plan assets
Fair value of the plan assets at the begining of the year	4,647,361	4,652,000	3,656,891
Return of the plan assets	150,700	136,933	156,475
Contributions from sponsors	173,316	244,123	224,979
Settlement	—	(228,034)	(179,339)
Payments of benefits	(317,779)	(486,310)	(434,650)
Remeasurement	(791,672)	25,498	334,675
Exchange Variance	(362,451)	303,151	892,969
Fair value of plan assets at the end of the year	3,499,475	4,647,361	4,652,000

The fair value of plan assets includes shares of the Company in the amount of R$ 10,084 as of December 31, 2022 (R$ 17,785 as of December 31, 2021).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2022	2021	2020
Return of the plan assets	791,672	(25,498)	(334,675)
Actuarial Remeasurements	(1,058,898)	(457,421)	467,106
Restriction recognized in Other Comprehensive Income	4,965	178,941	(42,317)
Remeasurements recognized in Other Comprehensive Income	(262,261)	(303,978)	90,114

The historical actuarial remeasurements are as follows:

	2022	2021	2020	2019	2018
Present value of defined benefit obligation	(3,841,213)	(5,409,065)	(5,921,285)	(4,601,965)	(4,391,251)
Fair value of the plan assets	3,499,475	4,647,361	4,652,000	3,656,891	3,568,934
Surplus (Deficit)	(341,738)	(761,704)	(1,269,285)	(945,074)	(822,317)
Experience adjustments on plan liabilities (Gain)	(1,058,898)	(457,421)	467,106	546,911	(370,083)
Experience adjustments on plan assets (Gain)	791,672	(25,498)	(334,675)	(386,767)	253,301

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2022
	Brazilian Plans	American Plans
Fixed income	99.5%	48.1%
Variable income	—	41.2%
Others	0.5%	10.7%
Total	100.0%	100.0%

	2021
	Brazilian Plans	American Plans
Fixed income	99.2%	50.4%
Variable income	—	43.0%
Others	0.8%	6.6%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2022 and 2021, respectively:

	2022
	Brazilian Plan	North America Plan
Average discount rate	9.81%	5.05% -5.11%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2022
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2022
Rate of rotation	Null	Based on age and/or the service

	2021
	Brazilian Plan	North America Plan
Average discount rate	8.82%	2.80% - 2.90%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2021
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2021
Rate of rotation	Null	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 184,984 in 2022 (R$ 162,133 in 2021).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2022	2021	2020
Current service cost	3,005	3,458	4,964
Interest expense	8,102	8,239	11,311
Past service cost	—	(32,434)	(660)
Net cost pension benefit	11,107	(20,737)	15,615

The funded status of the post-employment health benefits plans is as follows:

	2022	2021
Present value of obligations	(224,180)	(318,181)
Total net liabilities	(224,180)	(318,181)

Changes in plan assets and actuarial liabilities were as follows:

	2022	2021	2020
Change in benefit obligation
Benefit obligation at beginning of the year	318,181	362,944	298,989
Cost of service	3,005	3,458	4,964
Interest expense	8,102	8,239	11,311
Past service cost	—	(32,434)	(660)
Contributions from participants	1,472	2,032	2,349
Payment of benefits	(17,488)	(17,431)	(20,870)
Remeasurements	(61,524)	(36,938)	(23,533)
Exchange variations	(27,568)	28,311	90,394
Benefit obligation at the end of the year	224,180	318,181	362,944

	2022	2021	2020
Change in plan assets
Contributions from sponsors	16,016	24,713	19,150
Contributions from participants	1,472	2,032	2,349
Payments of benefits	(17,488)	(26,745)	(21,499)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2022	2021	2020	2019	2018
Present value of defined benefit obligation	(224,180)	(318,181)	(362,944)	(298,989)	(272,959)
Deficit	(224,180)	(318,181)	(362,944)	(298,989)	(272,959)
Experience adjustments on plan liabilities	(61,524)	(36,938)	(23,533)	11,202	(40,841)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2022	2021	2020
Losses / Gains on actuarial obligation	(61,524)	(36,938)	(23,533)
Actuarial losses recognized in Equity	(61,524)	(36,938)	(23,533)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2022	2021
Average discount rate	5.05% - 5.11%	2.80% - 2.90%
Health treatment - rate assumed next year	5.01% - 6.70%	4.99% - 6.20%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2028 to 2041	3.30% - 3.75%	3.20% - 4.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	1,353	(1,090)
Effect over benefit plan obligations	20,829	(17,589)

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 11,222 as of December 31, 2022 (R$ 13,290 as of December 31, 2021).

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

	2022	2021
Provision for environmental liabilities	484,652	575,709
Current	262,018	231,711
Non-current	222,634	343,998

NOTE 23 — OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets arising from the favorable judgments of the credits with Eletrobras, mentioned in Note 19 iv, were used to set up a Non Standardized Credit Right Investment Fund (“FIDC NP Barzel”) which, on July 14, 2015 the single share of this FIDC was sold in a transaction for the acquisition of minority interests in companies controlled by Gerdau S.A. On December 31, 2022, the Company no longer has any obligation to be recorded in Current Liabilities (R$ 45,497 on December 31, 2021).

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

Reconciliations of common and preferred outstanding shares are presented below:

	2022		2021		2020
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,133,816,901	571,929,945	1,129,231,487	571,929,945	1,127,010,827
Acquisition of Treasury shares	—	(44,564,000)	—	—	—	—
Exercise of long-term incentive plan	—	2,377,494	—	4,585,414	—	2,220,660
Balance at the end of the year	571,929,945	1,091,630,395	571,929,945	1,133,816,901	571,929,945	1,129,231,487

As of December 31, 2022, 571,929,945 common shares and 1,101,467,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2022
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.5	—	0.0	557,898,901	33.3
Brazilian institutional investors	4,292,172	0.8	157,020,405	14.3	161,312,577	9.6
Foreign institutional investors	1,529,109	0.3	520,985,608	47.3	522,514,717	31.2
Other shareholders	8,209,763	1.4	413,624,382	37.6	421,834,145	25.2
Treasury stock	—	0.0	9,836,850	0.8	9,836,850	0.7
	571,929,945	100.0	1,101,467,245	100.0	1,673,397,190	100.0

	Shareholders
	2021
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	—	—	557,898,901	32.4
Brazilian institutional investors	4,363,438	0.8	232,421,779	20.3	236,785,217	13.8
Foreign institutional investors	1,895,038	0.3	490,810,572	42.8	492,705,610	28.7
Other shareholders	7,772,568	1.4	410,584,550	35.8	418,357,118	24.3
Treasury stock	1,697,538	0.2	12,214,344	1.1	13,911,882	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	Shareholders
	2020
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	2,147,800	0.2	560,046,701	32.6
Brazilian institutional investors	3,397,955	0.6	227,262,531	19.8	230,660,486	13.4
Foreign institutional investors	3,142,148	0.5	492,076,396	42.9	495,218,544	28.8
Other shareholders	7,490,941	1.3	407,744,760	35.6	415,235,701	24.1
Treasury stock	1,697,538	0.3	16,799,758	1.5	18,497,296	1.1
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0
*	Metalurgica Gerdau S.A. is the controlling shareholder and Indac – Ind. e Com. S.A. (holding of Gerdau’s family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2022
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	12,214,344	151,852
Share buyback program	—	—	44,564,000	1,073,124
Exercise of long-term incentive plan	—	—	(2,377,494)	(21,452)
Cancellation of treasury stocks	(1,697,538)	(557)	(44,564,000)	(1,023,529)
Closing balance	—	—	9,836,850	179,995

	2021
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	16,799,758	228,752
Exercise of long-term incentive plan	—	—	(4,585,414)	(76,900)
Closing balance	1,697,538	557	12,214,344	151,852

	2020
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	19,020,418	241,985
Exercise of long-term incentive plan	—	—	(2,220,660)	(13,233)
Closing balance	1,697,538	557	16,799,758	228,752

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 18.30 during 2022 (R$ 12.43 and R$ 13.62 during the years ended on December 31, 2021 and 2020, respectively).

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADSs backed by preferred shares (GGB). The acquisition started on May 6, 2022, with a maximum duration period of 18 months. As of December 31, 2022, the Company had already acquired 44,564,000 preferred shares, representing the amount of R$ 1,073,124.

On November 8, 2022, the Company’s Board of Directors approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, with no par value, issued by the Company, without reducing the value of the Capital. Due to the deliberate cancellation of shares, the Company’s capital is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, with no par value. Accordingly, Article 4 of the Company’s Bylaws, which deals with the Capital, must be adjusted at the General Meeting to be called in due course.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2022
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	(33,845)	(19,761)	(53,606)
Effects of interest changes in subsidiaries	(33,845)	(19,761)	(53,606)

	December 31, 2021
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(18,962)	(18,962)
Effects of interest changes in subsidiaries	—	(18,962)	(18,962)

	December 31, 2020
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	12,776	12,776
Effects of interest changes in subsidiaries	—	12,776	12,776

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

	2022	2021	2020
Net income	11,425,512	15,494,111	2,365,763
Constitution of legal reserve	(545,251)	(756,334)	(109,649)
Constitution of the tax incentives reserve	(520,478)	(367,430)	(172,792)
Net income before dividends and interest on capital	10,359,783	14,370,347	2,083,322
Dividends and interest on equity based on income of the year	(5,749,906)	(5,014,450)	(714,487)
Dividend - adjustment in excess of the minimum estatutory undistributed	(332,712)	(341,150)	—
Total dividends	(6,082,618)	(5,355,600)	(714,487)
Net income before constitution of investments and working capital reserve	4,277,165	9,014,747	1,368,835
Constitution of investments and working capital reserve	(4,277,165)	(9,014,747)	(1,368,835)

Subsequent event

On February 28, 2023, the Company’s Board of Directors approved a capital increase, with the capitalization of the Retained Earnings - Investments and working capital reserve, through the issuance of bonus shares in the proportion of one new share for every twenty shares of the same type (1:20). The bonus shares were issued to the shareholders based on the share capital position as of March 21, 2023 and the credit date on the shareholder position on March 24, 2023 and resulted in a corresponding change of R$ 966,162 from Retained Earnings - Investments and working capital reserve to Capital, which will be recorded in Equity in the first quarter of 2023. This transaction resulted in the issuance of 28,596,497 common shares and 55,073,363 preferred shares in March 21, 2023, which increases outstanding common shares and preferred shares for all purposes, without a corresponding change in the resources of the Company. Please see Note 25 for EPS calculation.

The dividends for the years 2022, 2021 and 2020 are presented below:

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2022
1st quarter	Interest	0.57	1,707,829	05/16/2022	05/25/2022	973,542
2nd quarter	Dividends	0.71	1,693,994	08/15/2022	8/25/2022	1,199,713
3rd quarter	Dividends	1.73	1,663,560	11/21/2022	12/14/2022	2,877,957
3rd quarter	Interest	0.42	1,663,560	11/21/2022	12/14/2022	698,694
4th quarter	Dividends	0.20	1,663,560	03/14/2023	3/23/2023	332,712
Proposed Interest and Dividends						6,082,618
Credit per share (R$)		3.63
Percentage of dividends on adjusted net income		58.7%

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2021
1st quarter	Dividends	0.40	1,705,338	5/14/2021	5/26/2021	682,199
2nd quarter	Dividends	0.54	1,705,576	8/16/2021	8/26/2021	921,011
3rd quarter	Interest	0.38	1,705,582	9/27/2021	11/16/2021	648,122
3rd quarter	Interest	0.20	1,705,630	11/5/2021	11/16/2021	341,126
3rd quarter	Dividends	1.42	1,705,628	11/5/2021	11/16/2021	2,421,992
4th quarter	Dividends	0.20	1,705,747	3/7/2022	3/16/2022	341,150
Proposed Interest and Dividends						5,355,600
Credit per share (R$)		3.14
Percentage of dividends on adjusted net income		37.3%

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2020
3rd quarter	Dividends	0.12	1,701,161	11/6/2020	11/19/2020	204,139
4th quarter	Interest	0.17	1,701,161	12/21/2020	3/25/2021	289,197
4th quarter	Interest	0.13	1,701,161	3/11/2021	3/25/2021	221,151
Proposed Interest and Dividends						714,487
Credit per share (R$)		0.42
Percentage of dividends on adjusted net income		34.3%

NOTE 25 — EARNINGS PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2022
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	3,922,039	7,503,473	11,425,512
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 24 for number of shares)	600,526,442	1,148,900,801

Earnings per share (in R$) — Basic	6.53	6.53

	2021
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	5,198,011	10,296,100	15,494,111
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,865,567

Earnings per share (in R$) — Basic	9.09	9.09

	2020
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	795,617	1,570,146	2,365,763
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,128,700,478

Earnings per share (in R$) — Basic	1.39	1.39

Diluted

2022
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	7,503,473
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	20,898
7,524,371
Net income allocated to common shareholders	3,922,039
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(20,898)
3,901,141
Diluted denominator
Outstanding shares
Common Shares (Refer to Note 24 for number of shares	600,526,442
Preferred Shares
Weighted-average number of preferred shares outstanding (Refer to Note 24 for number of shares)	1,148,900,801
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	9,371,523
Total	1,158,272,324

Earnings per share — Diluted (Common and Preferred Shares)	6.50

2021
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	10,296,100
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	26,192
10,322,292

Net income allocated to common shareholders	5,198,011
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(26,192)
5,171,819

Diluted denominator
Outstanding shares
Common Shares	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,865,567
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	8,633,716
Total	1,141,499,283

Earnings per share — Diluted (Common and Preferred Shares)	9.04

2020
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,570,146
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	5,524
1,575,670

Net income allocated to common shareholders	795,617
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(4,782)
790,835

Diluted denominator
Outstanding shares
Common Shares	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,700,478
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	10,821,083
Total	1,139,521,561

Earnings per share — Diluted (Common and Preferred Shares)	1.38

NOTE 26 — NET SALES

The net sales revenues for the year are composed of:

	2022	2021	2020
Gross sales	93,234,968	89,398,218	49,658,208
Taxes on sales	(8,372,931)	(8,987,882)	(4,377,135)
Discounts	(2,449,827)	(2,065,255)	(1,466,412)
Net sales	82,412,210	78,345,081	43,814,661

NOTE 27 — LONG-TERM INCENTIVE PLANS

a)	Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2020	13,018,407
Granted	3,146,696
Cancelled	(1,777,100)
Exercised	(1,918,669)
Balance on December 31, 2020	12,469,334
Granted	2,228,196
Cancelled	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company, being the amount of R$ 27.25 for the 2022 grant (R$ 26.88 for the 2021 grant). The grace period for the year is 3 years for grants made as from 2017. The costs with long-term incentive plans recognized in the income statement on December 31, 2022 were R$ 104,714 (R$ 65,289 and R$ 62,801 on December 31, 2021 and 2020, respectively).

As of December 31, 2022, the Company has a total of 9,836,850 preferred shares in treasury and, according to Note 24, these shares may be used for serving this plan.

NOTE 28 — SEGMENT REPORTING

	Business Segments
	2022
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	32,971,136	31,098,937	7,179,691	13,626,418	(2,463,972)	82,412,210
Cost of sales	(27,083,063)	(22,694,132)	(5,532,144)	(11,185,898)	2,834,081	(63,661,156)
Gross profit	5,888,073	8,404,805	1,647,547	2,440,520	370,109	18,751,054
Selling, general and administrative expenses	(819,806)	(628,881)	(154,782)	(266,148)	(318,001)	(2,187,618)
Other operating income (expenses)	31,212	(14,902)	8,291	12,854	(1,184)	36,271
Impairment of financial assets	946	(3,219)	(81)	2,953	(680)	(81)
Equity in earnings of unconsolidated companies	—	884,437	277,108	9,243	(18,961)	1,151,827
Operational income before financial income (expenses) and taxes	5,100,425	8,642,240	1,778,083	2,199,422	31,283	17,751,453
Financial result, net	(669,951)	72,145	(819,625)	(270,552)	(204,443)	(1,892,426)
Income (Loss) before taxes	4,430,474	8,714,385	958,458	1,928,870	(173,160)	15,859,027
Income and social contribution taxes	(1,105,203)	(1,848,548)	(295,603)	(483,480)	(646,641)	(4,379,475)
Net income (Loss)	3,325,271	6,865,837	662,855	1,445,390	(819,801)	11,479,552

Supplemental information:
Net sales between segments	1,023,664	92,927	8,797	136,719	1,201,865	2,463,972
Depreciation/amortization	1,459,472	612,784	232,010	554,707	7,726	2,866,699

Investments in associates and joint ventures	—	2,428,237	1,060,770	256,813	150,698	3,896,518
Total assets	25,664,151	21,767,488	7,488,279	13,193,959	5,684,775	73,798,652
Total liabilities	8,801,615	3,843,178	2,668,313	2,601,359	9,585,994	27,500,459

	Business Segments
	2021
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	34,757,720	27,838,000	6,856,766	10,980,191	(2,087,596)	78,345,081
Cost of sales	(22,496,140)	(22,416,578)	(5,332,853)	(9,427,221)	2,145,071	(57,527,721)
Gross profit	12,261,580	5,421,422	1,523,913	1,552,970	57,475	20,817,360
Selling, general and administrative expenses	(781,942)	(639,370)	(157,912)	(233,348)	(293,379)	(2,105,951)
Other operating income (expenses)	137,649	42,141	27,514	71,287	241,140	519,731
Eletrobras compulsory loan recovery	—	—	—	—	1,391,280	1,391,280
Results in operations with subsidiary and joint ventures (note 3.4)	—	—	—	—	(162,913)	(162,913)
Impairment of financial assets	7,823	(7,668)	(1,073)	1,275	—	357
Equity in earnings of unconsolidated companies	—	279,948	268,291	28,831	(13,912)	563,158
Operational income before financial income (expenses) and taxes	11,625,110	5,096,473	1,660,733	1,421,015	1,219,691	21,023,022
Financial result, net	(538,341)	(156,437)	(314,473)	(238,249)	497,046	(750,454)
Income (Loss) before taxes	11,086,769	4,940,036	1,346,260	1,182,766	1,716,737	20,272,568
Income and social contribution taxes	(2,769,495)	(1,092,146)	(377,286)	(287,292)	(187,411)	(4,713,630)
Net income (Loss)	8,317,274	3,847,890	968,974	895,474	1,529,326	15,558,938

Supplemental information:
Net sales between segments	1,186,719	70,904	16,297	74,714	738,962	2,087,596
Depreciation/amortization	1,323,598	627,483	213,001	487,114	7,365	2,658,561

Investments in associates and joint ventures	—	1,871,274	1,071,333	251,668	146,500	3,340,775
Total assets	24,835,717	22,096,314	7,113,706	13,658,147	6,110,729	73,814,613
Total liabilities	8,105,443	4,603,424	2,376,176	2,801,071	13,112,850	30,998,964

	Business Segments
	2020
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	17,752,823	17,458,318	3,831,406	6,096,471	(1,324,357)	43,814,661
Cost of sales	(14,179,991)	(16,212,757)	(3,015,189)	(5,794,666)	1,318,501	(37,884,102)
Gross profit	3,572,832	1,245,561	816,217	301,805	(5,856)	5,930,559
Selling, general and administrative expenses	(562,019)	(476,518)	(116,479)	(179,822)	(195,547)	(1,530,385)
Other operating income (expenses)	31,500	97,751	16,684	55,097	916,667	1,117,699
Impairment of non-financial assets	—	(342,355)	—	(69,570)	—	(411,925)
Impairment of financial assets	(23,177)	(36,286)	(2,436)	(2,233)	—	(64,132)
Equity in earnings of unconsolidated companies	(1,287)	23,512	99,341	8,899	22,104	152,569
Operational income before financial income (expenses) and taxes	3,017,849	511,665	813,327	114,176	737,368	5,194,385
Financial result, net	(442,972)	(206,405)	(60,787)	(215,433)	(773,110)	(1,698,707)
Income (Loss) before taxes	2,574,877	305,260	752,540	(101,257)	(35,742)	3,495,678
Income and social contribution taxes	(652,126)	(178,447)	(195,440)	13,229	(94,840)	(1,107,624)
Net income (Loss)	1,922,751	126,813	557,100	(88,028)	(130,582)	2,388,054

Supplemental information:
Net sales between segments	1,149,618	60,370	41	114,328	—	1,324,357
Depreciation/amortization	1,135,294	777,369	142,143	444,298	—	2,499,104

Investments in associates and joint ventures	10,186	908,338	976,046	231,152	145,907	2,271,629
Total assets	21,099,735	18,583,439	5,448,922	11,233,676	6,757,237	63,123,009
Total liabilities	7,469,541	5,261,820	1,360,098	1,994,575	15,951,765	32,037,799

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Results in operations with subsidiary and joint ventures, Eletrobras compulsory loan recovery, Impairment of financial assets, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2022	2022	2022	2022
Net sales	36,416,581	8,294,142	37,701,487	82,412,210
Total assets	31,628,514	9,895,251	32,274,887	73,798,652

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2021	2021	2021	2021
Net sales	37,733,918	8,567,310	32,043,853	78,345,081
Total assets	31,740,469	8,959,237	33,114,907	73,814,613

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2020	2020	2020	2020
Net sales	18,798,384	4,996,434	20,019,843	43,814,661
Total assets	28,752,629	7,042,462	27,327,918	63,123,009

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 29 — INSURANCE

Subsidiaries maintain insurance contracts with coverage determined by experts, taking into account the nature and degree of risk. The main insurance coverage contracted are:

Type	Scope	2022	2021
Assets	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	102,494,125	90,811,112
Business Interruption	Net income plus fixed expenses	21,255,334	12,083,903
Civil Liability	Industrial operations	751,349	803,592

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

30.1 Other assets Impairment test

In 2022 and 2021, no impairment losses were recognized for other long-lived assets, notably property, plant and equipment.

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

30.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. In 2022, 2021 and 2020, no impairment losses were recognized for goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2022 test were: a) North America: 3% (3% in December 2021); b) Special Steel: 3% (3% in December 2021); c) South America: 3% (3% in December 2021); and d) Brazil: 3% (3% in December 2021).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 9.75% (9.50% in December 2021); b) Special Steel: 10.75% (10.50% in December 2021); c) South America: 18.00% (15.00% in December 2021); and d) Brazil 11.75%: (11.25% in December 2021). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 12.28% (12.05% in December 2021); b) Special Steel: 13.81% (13.29% in December 2021); c) South America: 26.47% (21.21% in December 2021); and d) Brazil: 15.56% (15.13% in December 2021).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 10,426 million (R$ 5,769 million in 2021); b) Special Steel: R$ 5,299 million (R$ 4,238 million in 2021); c) South America: R$ 1,074 million (R$ 2,248 million in 2021); and d) Brazil: R$ 3,632 million (R$ 8,994 million in 2021).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,749 million (R$ 4,337 million in 2021); b) Special Steel: R$ 4,329 million (R$ 3,301 million in 2021); c) South America: R$ 953 million (R$ 2,057 million in 2021); and d) Brazil: R$ 2,306 million (R$ 7,582 million in 2021).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 9,161 million (R$ 4,679 million in 2021); b) Special Steel: R$ 4,586 million (R$ 3,545 million in 2021); c) South America: R$ 1,011 million (R$ 2,135 million in 2021); and d) Brazil: R$ 2,673 million (R$ 7,962 million in 2021).

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

NOTE 31 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2022	2021	2020
Depreciation and amortization	(2,866,699)	(2,658,561)	(2,499,104)
Labor expenses	(7,367,601)	(7,249,811)	(5,867,265)
Raw material and consumption material	(48,606,561)	(43,720,989)	(26,945,440)
Freight	(4,820,294)	(3,898,360)	(2,572,293)
Other expenses/income, net	(2,151,429)	(1,585,863)	(476,818)
Eletrobras compulsory loan recovery	—	1,391,280	—
Results in operations with subsidiary and joint ventures	—	(162,913)	—
Impairment of non-financial assets	—	—	(411,925)
	(65,812,584)	(57,885,217)	(38,772,845)
Classified as:
Cost of sales	(63,661,156)	(57,527,721)	(37,884,102)
Selling expenses	(733,026)	(715,830)	(512,950)
General and administrative expenses	(1,454,592)	(1,390,121)	(1,017,435)
Other operating income	246,313	979,760	1,763,684
Other operating expenses	(210,042)	(460,029)	(645,985)
Eletrobras compulsory loan recovery	—	1,391,280	—
Results in operations with subsidiary and joint ventures	—	(162,913)	—
Impairment of financial assets	(81)	357	(64,132)
Impairment of non-financial assets	—	—	(411,925)
	(65,812,584)	(57,885,217)	(38,772,845)

NOTE 32 — FINANCIAL INCOME

	2022	2021	2020

Income from short-term investments	392,445	182,639	108,057
Interest income and other financial income	213,917	66,385	86,035
Financial Income	606,362	249,024	194,092

Interest on debt	(964,607)	(1,059,841)	(1,022,460)
Monetary variation and other financial expenses	(598,551)	(373,246)	(426,001)
Financial Expenses	(1,563,158)	(1,433,087)	(1,448,461)

Exchange Variation, net	(974,709)	(108,373)	(204,291)
Bonds repurchase expenses	—	(264,687)	(239,273)
Tax credits monetary update	—	788,741	—
Gains and losses on derivative financial instruments, net	39,079	17,928	(774)
Financial result, net	(1,892,426)	(750,454)	(1,698,707)

NOTE 33 — SUBSEQUENT EVENTS

I) On March 15, 2023, the Company, in addition to the Material Fact disclosed on November 25, 2022, informed its shareholders and the market in general that the transaction between its subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), as investors, with Newave Energia S.A. (“Newave”) was concluded, after observance of the respective precedent conditions, aiming at (i) the subscription of equity interest in the capital stock of Newave by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively; and (ii) the long-term acquisition of energy, by the Company and its subsidiaries, of 30% of the energy generated by the energy generation projects directly or indirectly held by Newave and its subsidiaries, on a self-production basis. In this first phase of the transaction, Gerdau Next subscribed R$ 500,000, which must be paid in up to 18 months, according to capital calls and conditions and provided that the conditions relates to the capital contributions agreed with Newave. The operation aims to generate greater cost competitiveness in the steel business and provide the Company with a clean energy supply and strives to achieve the carbon emission reduction targets set by the Company.