Form 20-F
period 2023-12-31
GERDAU S.A.
filed 2024-03-28
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2023 was:

600,526,442 Common Shares, no par value per share
1,156,540,608 Preferred Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ◻ No

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

Large accelerated filer ☒	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)	“CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interfinanceiro), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “LIBOR” means London Interbank Offered Rate, “GDP” means Gross Domestic Product;
(ii)	“Gerdau Açominas” is a reference to Gerdau Açominas S.A.
(iii)	“Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
(iv)	“Preferred Shares” and “Ordinary Shares” refer to the Company’s authorized and outstanding preferred stock and ordinary stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes;
(v)	“proven” or “probable mineral reserves” have the meanings defined by SEC in Regulation S-K, ⸹229.1300.
(vi)	“Shipments” means the volumes shipped and “Consolidated shipments” means the combined volumes shipped from all our operations in Brazil, South America, North America and Asia, excluding our joint ventures and associate companies;
(vii)	the “Company”, “Gerdau”, “we” or “us” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries;
(viii)	“Tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds;
(ix)	“Worldsteel” means World Steel Association, “IABr” means Brazilian Steel Institute (Instituto Aço Brasil) and “AISI” means American Iron and Steel Institute;

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel holds 50% of the total capital, the investment in the holding company Gerdau Metaldom Corp., in which the Company held a 50% stake, in the Dominican Republic, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82% stake, the investment in Newave Energia S.A., in Brazil, in which the Company holds a 33.33% stake, the investment in Diaco S.A., in Colombia, in which the Company held a 49.85% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake, the investments in Addiante S.A. and Ubiratã Tecnologia S.A., in Brazil, in which the Company holds a 50% stake, the investment in Brasil ao Cubo S.A., in Brazil, in which the Company holds a 44.66% stake and the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.16% stake.

On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries). On February 1, 2024, after compliance with the corresponding conditions precedent, the sale of the 50.00% equity interest in the joint venture Gerdau Metaldom Corp. (and subsidiaries) was concluded. On March 14, 2024, after compliance with the corresponding conditions precedent, the sale of the 49.85% in the joint venture Diaco S.A. (and subsidiaries) was concluded.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2023.

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

The global economy can negatively impact the consuming markets, affecting the business environment with respect to the following:

●	Decrease in international steel prices;
●	Slump in international steel trading volumes;
●	Crisis in the automotive industry, infrastructure sectors, construction (residential and non-residential); and
●	Lack of liquidity in the international market.

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

The risk of trade protection measures in favor of local producers of competing products and the disruption in existing trade agreements or increased trade friction between countries (e.g., the U.S. and China) could have a negative effect on our business and results of operations by restricting the free flow of goods and services across borders and exacerbating global economic conditions. Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could have a material adverse effect on our liquidity, on our operations and on our ability to carry out our announced capital investment programs and may prompt our customers to slow down or reduce the purchase of our products. In addition, COVID-19 has also had significant economic and social impacts.

We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

The continuing impact of the Russian invasion of Ukraine and any widening of the conflict, the Israel-Hamas conflict in Gaza or any other global conflicts could have a materially adverse impact on our results of operations and financial condition.

The continuing Russian invasion of Ukraine and any widening of the conflict could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs.

Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed) could have further destabilizing effects on financial markets and certain commodity markets. Any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact regionally and globally and could adversely impact the Company’s results of operations and financial condition.

Similarly, the Israel-Hamas conflict in Gaza and any other global conflicts could have a similar material adverse effect on the overall macroeconomic environment, impacting financial markets and certain commodity markets, with a materially adverse impact on our results of operations and financial condition.

Gerdau faces significant competition in relation to their steel products, including with regard to prices of other domestic and foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price, quality of products and customer service, as well as in relation to technological advances that allow the reduction of production costs. Brazilian exports of steel products are influenced by several factors, including protectionist policies of other countries, foreign exchange policy and the growth rate of the world economy. Moreover, continuous advances in material sciences and the resulting technologies facilitate the improvement of products such as plastic, aluminum, ceramics and glass, permitting them to serve as substitutes for steel.

Due to the high initial investment costs, the operation of a steel plant on a continuous basis may encourage mill operators to maintain high production levels, even in periods of low demand, which results would increase the pressure on industry profit margins. That said, a competitive pressure that forces the fall in steel prices can also affect the profitability of Gerdau.

The steel industry has historically suffered from excess of production capacity, which has worsened due to a substantial increase in production capacity in emerging countries, particularly China and India and other emerging markets, in which China is currently the largest global steel producer.

Favorable conditions in China and steel-exporting countries can significantly impact steel prices in other markets. China, as the world’s largest steel producer and consumer, influences global steel demand and supply dynamics. Factors such as infrastructure development, urbanization, and government policies can bolster steel demand within China, affecting global prices. Additionally, steel-exporting countries, benefiting from lower production costs, efficient supply chains, and economies of scale, can exert competitive pressures on international steel prices, particularly when coupled with government subsidies or trade agreements. These combined factors create a complex interplay of supply and demand forces that can swiftly impact steel prices worldwide.

In 2023, steel companies in Brazil faced strong competition from imported products, mainly due to the global excess in steel production, culminating in a reduction in demand for local steel products, increasing the competitive imbalance, mainly driven by predatory steel imports from China. According to the Brazil Steel Institute, steel imports in Brazil reached 5 million tonnes in 2023, the highest level since 2010, up 50% over 2022, contributing to a decline in the main markets where Gerdau operates and impacting the Company’s results. Although Gerdau is a modern and highly efficient producer, the Company cannot compete with heavily subsidized imports, which may adversely affect the competitiveness of the industry, its financial condition, and results of operations in the future.

An increase in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into the markets in which the Company operates.

One significant factor in the global steel market has been China’s high steel production capacity. However, very substantial consumers of steel have lost relevance in the Chinese economy, causing a deep and structural imbalance between steel supply and demand in the Chinese domestic market.

China is currently the world’s largest steel producer and has favorable conditions such as excess steel capacity, devalued currency and a job maintenance policy. In addition, the Chinese government subsidizing surplus steel production, exporting these volumes at prices below production costs in several countries in the transoceanic region that have not yet taken trade defense measures against unfair trade practices, such as Brazil, and consequently pushing down international steel prices. Trade defense measures against predatory practices are legal and supported by the World Trade Organization. Some countries such as the United States, Mexico, Turkey and the other 27 countries of the European Union have adopted relevant measures to combat the entry of subsidized Chinese steel, strengthening their economies, their industries, and their jobs.

In 2023, steel imports in Brazil increased by 50% compared to 2022 and reached a record volume in the annual historical series, according to the Brazil Steel Institute. Over 2023, Gerdau faced a shocking increase in the penetration of imported steel in Brazil, particularly from China. For these reasons, players in the sector have been defending the need for a review of import tariffs in Brazil to ensure fairer and more competitive conditions for the national steel market. If the Brazilian government does not implement measures against subsidized steel imports and the high level of imports continues without measures that guarantee fair competition with the local market, Gerdau’s financial condition and results of operations may be negatively affected in the future. In addition to direct steel imports, the Brazilian industry also faces competition from imported finished products, which negatively affects the entire steel supply and production chain.

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

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce hot pig iron at its Ouro Branco, Barão de Cocais, Sete Lagoas and Divinópolis mills located in the state of Minas Gerais.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input to produce steel is iron ore. This unit represented 61.7% of the total crude steel output (in volume) of the Brazil Business Segment in 2023. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines.

All the Company’s coking coal requirements for its Brazilian units are imported due to the low quality of Brazilian coal. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from the United States, Australia, Peru and Colombia. We have entered long-term contracts with negotiable prices periodically to minimize the risks of shortages. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill. In addition, an increase in prices could reduce profit margins. Another related risk is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported.

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

We depend on the issuance of permits and licenses from governmental agencies to undertake some of our activities that are considered polluting or potentially polluting. For obtaining said licenses, certain investments in conservation are required to offset any such impact. The operational licenses require, among other things, that we periodically report our compliance with emissions standards set by environmental agencies. Failure to obtain, renew or comply with our operating licenses may cause delays in our deployment of new activities, increased costs, monetary fines or even suspension of the affected activity, which may materially adversely affect us.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A significant number of scientists, environmentalists, international organizations, regulators and other commentators sustain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, several legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas (GHG) emissions and combat global climate change. Such reductions in GHG emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. Although we cannot predict the impact of changing global climate conditions without certain assumptions, or of legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Laws and regulations seeking to reduce GHG emissions can be enacted in the future, which could have a significant adverse impact on the operating results, cash flows, and the financial condition of the Company.

One of the possible effects of the increasing requirements related to the reduction of GHG emissions is the increase in costs, mainly due to the demand to reduce the consumption of fossil fuels and the implementation of new technologies in the production chain.

The Company believes that the operations in the countries where it operates may be affected in the future by federal, state and municipal initiatives related to climate change, intended to deal with the issue of GHG.

In Brazil, there is a legislative proposal in the National Congress to establish a carbon market and it is pending the next steps in the Federal Senate. At state levels, there are demands for accounting for the inventory of greenhouse gases and reporting to regulatory bodies as well as discussions about decarbonization strategies.

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

Mexico has advanced in consolidating its carbon market, through an Emissions Trading System (ETS) and it could affect our operations in the future.

On March 6, 2024, the SEC approved new rules that will require significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). As a result of the SEC Climate Rules, our legal, accounting, and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although the Company is in the process of evaluating the new rules, some of these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

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

In the course of 2023, certain Gerdau units in Brazil experienced workforce contract suspensions lasting up to five months. This occurrence was attributable to the substantial increase in predatory steel imports to the Brazilian market, resulting in a negative impact on production levels. By the end of 2023, aligning the workforce size with the prevailing production volume, approximately 900 employees were laid off from the Company.

If the Brazilian government does not implement measures against subsidized steel and the high level of imports persist without measures that guarantee fair competition with the local market, Gerdau may consider restructuring its operations in Brasil. This could involve shutdown of some production capacities and, consequently, a recalibration of the workforce size.

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

The COVID-19 pandemic impacted the Company production and delivery of steel, resulting in interruption of production in some steel mills as of the second half of March, 2020. The Company followed all COVID-19 pandemic prevention guidelines issued by the competent health agencies in the countries in which it operates. For this reason, the Company has adopted a series of measures to mitigate the risk of transmission in the workplace, such as using home office, creating crisis committees, canceling national and international trips and participation in external events.

The Company monitors the outbreaks of disease and health epidemics scenario and the impacts that this situation brings to the routines of employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities.

Demand for our steel products is directly linked to overall economic activity within those international markets in which we sell our products. A decline in the level of activity in either the domestic or the international markets within which we operate as a consequence of future outbreaks of disease and health epidemics scenario and related measures to contain them could adversely affect and impact both the demand and the price of our products and have a material adverse effect on us. Furthermore, the nature of our business is complex and, to keep operating, most of our work cannot be performed remotely. Our focus is on protecting the health of our employees, therefore we encourage them to take care of their health, since operational continuity is key to people’s jobs, to local communities and to the economies of the countries and regions where we operate.

The deterioration of Brazilian and global economic conditions could, among other things:

●	further negatively impact global demand for steel, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;
●	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;
●	impair the financial condition of some of our customers, suppliers or counterparties, thereby increasing customer bad debts or non-performance by suppliers or counterparties; and
●	decrease the value of certain of our investments.

Risks Relating to our Mining Operations

Estimates of Gerdau’s mineral resources are based on interpretations and assumptions, involving a level of uncertainty, and may differ substantially from the quantities that can be extracted.

Gerdau’s mineral resources refer to estimated quantities of iron ore and minerals. There are several uncertainties that are inherent to such estimates of resources, including many factors that are beyond our control, such as geological and technological factors.

However, Gerdau observed a relevant reduction in the risk related to its mining operations because of the certification of its main iron ore reserve in Minas Gerais state. In 2023, Gerdau received the certification report for the iron ore reserves at the mine located in Miguel Burnier District, municipality of Ouro Preto (MG - Brazil). The report was prepared by the independent certifier SRK Consulting, and according to the report, the Company had certified reserves of 476 million dry metric tons of iron ore. These mining operations are an integral part of Brazil Business Segment, with the focus on supplying iron ore for it. All estimates of Gerdau’s mineral resources and reserves are based on interpretations and assumptions that involve a level of uncertainty. If the amount of mineral resources that actually can be extracted differs materially from our estimates, our business, results of operations and financial condition could be materially adversely impacted.

¹Dry metric tons

The Company has one mining dam for the disposal of tailings, and any accident or defect that affects the structural integrity could affect its image, operating results, cash flows and financial condition.

Gerdau has one mining dam, downstream, for the disposal of tailings in the state of Minas Gerais, the Alemães Dam, which has been in operation since 2011 and is regularly monitored. In 2023, this structure had its construction methodology changed to downstream heightening from originally upstream heightening, and therefore fully complying with the Brazilian regulations. Furthermore, following Gerdau’s decision. the tailings disposal at the Dam was interrupted by February 2023, and therefore the Company will dispose of its tailings 100% through dry stacking.

The Alemães Dam is classified as Class B (low risk) in accordance with the National Mining Dam Registry available on the website of the National Mining Agency (ANM). Gerdau adopts rigorous standards for engineering control and environmental supervision and conducts a half-yearly Geotechnical Stability Audit to ensure the stability of the dam. Gerdau maintains a Mining Dam Emergency Action Plans that are filed at the regulatory agencies, as required by applicable regulations.

The Company also has other structures that are treated as Mining Dams by the ANM: UTM 2 Bays, North Dike of Waste Pile 01, and North and South Bays of Waste Pile A. These are structures that receive stormwater runoff and/or effluents from drainage at the Ore Treatment Units to enable the sedimentation of solid waste before the water is returned to the environment.

All the structures also undergo external audits that attest to their geotechnical stability, as well as regular inspections and monitoring.

An accident involving any of these dams could have serious adverse consequences, including:

●	Temporary/permanent shutdown of mining activities and consequently the need to buy iron ore to supply mills;
●	High expenditures on contingencies and on recovering the regions and people affected;
●	High investments to resume operations;
●	Payment of fines and damages;
●	Potential environmental impacts.

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

The Company’s degree of leverage, together with a resulting change in rating by the credit rating agencies, could have important consequences, including the following:

●	It may limit the ability to obtain additional financing for working capital, additions to fixed assets, product development, debt service requirements, acquisitions and general corporate or other purposes;
●	It may limit the ability to declare dividends on its shares;
●	A portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, additions to fixed assets and future business opportunities;
●	It may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;
●	The Company may be vulnerable in a downturn in general economic conditions; and
●	The Company may be required to adjust the level of funds available for additions to fixed assets.

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

The Brazilian real depreciated against the U.S. dollar by 7.4% in 2021. In 2022, the Brazilian real appreciated against the U.S. dollar by 5.3% and by 8.0% in 2023. To date in 2024, the Brazilian real has depreciated by 2.9% by the end of February 2024.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 7.4 billion on December 31, 2023, representing 68% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

In the ordinary course of our business dealings, we are, and may become, party to numerous tax, environmental, civil and labor disputes involving, among other remedies, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, including penalties and interest, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. For certain of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsels’ judgment as to the likelihood of an outcome unfavorable to us. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. Although we are contesting existing proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect us. For further information concerning the principal pending matters, see Item 5--“Provisions for tax, civil and labor claims”, Item 8, “Legal Proceedings” and Note 19 to the Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

Non-compliance with environmental and regulatory laws and regulations could result in administrative, civil or criminal sanctions and closure orders, in addition to the obligation of repairing damage caused to third parties and the environment, such as clean-up of contamination. If current and future laws become stricter, spending on fixed assets and costs to comply with legislation could increase and negatively affect the Company’s financial condition. Moreover, future acquisitions could subject the Company to additional spending and costs in order to comply with environmental and regulatory legislation. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The European Union (EU) Carbon Border Adjustment Mechanism (CBAM), aims to avoid “carbon leakage”, ensuring that its climate policies are not undermined by production relocating to countries with less ambitious green standards or by the replacement of EU products by more carbon-intensive imports. EU has the EU Emissions Trading System (ETS) in place. EU importers of some goods, including steel will have to report on the volume of their imports and GHG emissions embedded during their production, but without paying any financial adjustment at this stage. The transitional phase, which started in October 2023, will last until 2026, when the definitive period starts. As of that date, importers will need to buy and surrender the number of “CBAM certificates” corresponding to the GHG emissions embedded in imported CBAM goods. This new mechanism will not only impact our operations, which may lead to increased costs for our customers who are importers, but it can also shift the flow of steel products. Any products that do not meet the criteria set forth by the CBAM or any other future mechanism will be less competitive in these markets. However, they may still be accepted in countries or regions without a carbon border adjustment mechanism in place, resulting in an increase in the volume of steel with less ambitious green standards in the market. This will lead to competition with steel that is differentiated based on GHG emissions.

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

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic and industry trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

On December 19, 2023, S&P Global Ratings upgraded Brazil’s sovereign credit rating to “BB” from “BB-” following tax reform approval and reflecting the expectation the country will make progress addressing fiscal imbalances balanced by a strong external position and monetary policy but still weak economic prospects. Therefore, Brazil is still rated below investment grade by the three main credit rating agencies. Over the next 2 years a potential fiscal deterioration and a higher-than-expected debt level could lead to ratings downgrades and benefits from the set of structural and microeconomic reforms, additionally to some progress at addressing fiscal imbalances, stabilizing debt levels could lead to an upgrade.

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

In addition, the Brazilian economy remains subject to government policies, which may affect our operations and financial performance. Governmental policies and actions, if unsuccessful or poorly implemented, may affect our operations and financial performance. Uncertainty regarding the implementation by the administration of promised transformational changes in monetary, fiscal and pension policies, as well as the enactment of the corresponding legislation, could contribute to economic instability.

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

Risks Related to our Corporate Structure

The interests of the controlling shareholder may conflict with the interests of the non-controlling shareholders.

Subject to the provisions of the Company’s bylaws, the controlling shareholder has powers to:

●	elect a majority of the directors and nominate executive officers, establish the administrative policy and exercise full control of the Company´s management;
●	sell or otherwise transfer the Company´s shares; and
●	approve any action requiring the approval of shareholders representing a majority of the outstanding capital stock, including corporate reorganization, acquisition and sale of assets, and payment of any future dividends.

By having such power, the controlling shareholder can make decisions that may conflict with the interest of the Company and other shareholders, which could adversely affect the financial condition and the results of operations of the Company.

The loss of members of the senior management and executives of the Company can have an adverse impact on our business.

Gerdau has various programs to attract, incentivize and retain its senior management and executives, backed up by an inclusive and diverse culture. The Company also carries out evaluations of performance, potential and readiness for the advancement to senior management and executives. Gerdau’s ability to remain competitive depends to a large degree on the continuity of efforts and services rendered by its senior management and executives. The loss of members of the senior management and executives can result in an adverse impact on our business, since it can negatively affect our capacity to develop and implement our strategy, with an adverse impact on our operations and our financial and operating condition, possibly impacting investors’ investment decisions. Senior management and executives have left Gerdau in the past and others may do so in the future, such that we cannot predict the impact of the departure of senior management or executives or the consequence on the achievement of our business objectives.

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961 under the laws of Brazil. Its main registered office is located at Av. Dra. Ruth Cardoso, 8501 – 8th floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300. Gerdau’s shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

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

Gerdau is the largest Brazilian producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore for its own consumption.

Gerdau is the largest recycling company in Latin America and uses scrap as an important input, with 71% of the steel it produces made from the material. Every year, Gerdau transforms 11 million tonnes of scrap into a variety of steel products.

B.	BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2022 (the most recent year for which information is available), 27.9% of the total crude steel production in the world was through electric furnaces (non-integrated process), 71.8% was through basic oxygen furnaces (integrated process) and the remaining 0.3% in other processes.

Crude Steel Production by Process in 2022*

	Crude Steel
	Production
	(in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,887	27.9	71.8
China	1,017	9.5	90.5
India	125	53.8	46.2
Japan	89	26.7	73.3
U.S.A.	80	69.0	31.0
Russia	72	33.3	64.8
S. Korea	66	31.5	68.5
Turkey	35	71.5	28.5
Germany	37	29.8	70.2
Brazil	34	23.8	75.1

Source: World Steel / Steel Statistical Yearbook 2023

*Most recent year for which information is available.

Over the past 9 years, according to World Steel, total annual crude steel production has grown from 1,654 million tonnes in 2013 to 1,888 million tonnes in 2022, an increase of 14.15%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes more than half as much as the rest of the world.

Crude Steel Production (in million tonnes)

Source: World Steel / Steel Statistical Yearbook 2023

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2022, China’s share of world steel production was 54% of world total crude steel.

Crude Steel Production by Country in 2022 (million tonnes)

Source: World Steel / Steel Statistical Yearbook 2023

The Brazilian Steel Industry

According to World Steel Association, in 2022 Brazil was the world’s 9th largest producer of crude steel, with a production of 34.1 million tonnes, a 1.8% share of the world market and 77.4% of the total steel production in South America during the year.

According to Instituto Aço Brasil, in 2023, the total of Brazilian steel products sales was 31 million tonnes in 2023. The breakdown of total sales was 69.5% or 21.7 million tonnes of flat steel products, formed by domestic sales of 11.4 million tonnes and exports of 10.3 million tonnes. The remaining 30.5% or 9.5 million tonnes represented sales of long steel products, which consisted of domestic sales of 8.1 million tonnes and exports of 1.4 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2023, the Brazilian GDP increased by 2.9% and steel consumption increased by 18.5%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged total supply (total production plus imports).

In 2023, Brazilian steel exports totaled 11.7 million tonnes, representing 37.2% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 9.0 tonnes in 2023, 8.0 million tonnes in 2022 and 8.0 million tonnes in 2021, representing 76.4%, 67.3% and 73.3% of Brazil’s total exports of steel products, respectively.

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

North American Steel Industry

The World Steel Association’s 2022 crude steel production statistics list the U.S. as the 4th largest global steel producer, with 81 million metric tons. Mexico holds the 14th position, contributing 18 million metric tons. Canada has the 17th spot, manufacturing 12 million metric tons.

Crude Steel Production by North American Countries (million tonnes)

Source: World Steel Annual Report/Annual Statistics

The North American steel market is mature and well established, demand fluctuates within a stable band, and its level of activity is directly influenced by general economic conditions, steel import levels, and the strength of the U.S. dollar. Traditionally, the North American market has been a target for steel imports with global origins. The imported steel material was often priced at low levels, sometimes even below production and shipping costs.

In response to these import practices, the U.S. government took action to support the domestic steel industry. Section 232 tariffs on steel imports were implemented in March 2018 under the Trade Expansion Act of 1962. Section 232 grants the President authority to impose tariffs or quotas for national security reasons. Focusing on supporting the U.S. steel industry, the enacted tariffs amounted to 25% on steel imports. The Section 232 has since been amended several times through bilateral agreements, allowing most steel imports to enter the U.S. market duty-free. Australia was exempted, while South Korea, Brazil, and Argentina negotiated hard-cap quotas that limit import volume to historical levels. In May 2019, 232 tariffs and retaliatory tariffs were removed between the U.S., Canada, and Mexico. The countries agreed to trade monitoring and to limit volumes to historical levels.

Starting on January 1, 2022, the U.S. and EU reached an agreement to replace the existing 25% tariff on EU steel products under Section 232 with a tariff-rate quota (TRQ). TRQ facilitates duty-free entry for historically based volumes of EU steel products into the U.S., with specific exceptions. The EU is allowed to export approximately 3.3 million metric tons of steel annually without Section 232 tariffs, while any excess volume is subject to a 25% tariff. Certain exclusions from previous tariffs are temporarily maintained. In December 2023, the agreement was renewed for two calendar years, extending the TRQs for European steel through 2025.

On the other hand, in mid-March 2022, the U.S. and Britain announced the removal of tariffs on British steel, contingent on imports remaining below specified quotas. Chinese-owned steel companies in Britain undergo annual audits to prevent tariff-free entry of Chinese steel into the U.S. Stringent restrictions are applied to products finished in Europe but using steel from particular countries. Duty-free treatment requires the use of entirely EU-made steel products.

In addition, in May 2023, the U.S. agreed to extend for one-year the suspension of Section 232 duties on steel imports from Ukraine. This action amended the previous one-year suspension, now allowing semifinished products from Ukraine to be rolled in EU member states without impacting the EU’s TRQ. And in conclusion, in 2018 the Trump Administration used its authority under Section 301 of the Trade Act of 1974 to impose tariffs on most imported goods from China, including steel products. These tariffs have largely been maintained by the Biden Administration and are under evaluation by the U.S. Trade Representative.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Brazil, Canada, the United States, Mexico, Argentina, Peru, and Uruguay.

Gerdau is the leading manufacturer of long steel in North and South America. Gerdau believes it is one of the major global suppliers of special steel for the automotive industry. In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recyclers and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. Gerdau’s shares are listed on the New York and São Paulo stock exchanges.

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 34th largest steel producer based on its consolidated crude steel production in 2022, the most recent year for which information is available.

Gerdau operates steel mills that produce steel in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 29 steel producing facilities globally.

As of December 31, 2023, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associate companies, was approximately 16.0 million tonnes of crude steel and 15.4 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 74.9 billion, shareholders’ equity (including non-controlling interests) of R$ 49.2 billion, consolidated net sales of R$ 68.9 billion and a total consolidated net income (including non-controlling interests) of R$ 7,537.0 million as of and for the year ended December 31, 2023.

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

The Company currently operates 10 steel production units (including special steels units) in the United States, 3 steel production units in Canada, and 3 steel production units in the joint venture in Mexico, and believes it is one of the leading companies in North America in the production of certain long steel products, such as rebar, wire rod, bars and beams.

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

The Company manages its Business Segments as follows:

●	Brazil Business Segment - includes the operations in Brazil (excluding Special Steel) and the iron ore operation;
●	North America Business Segment - includes all operations in North America (Canada and United States), except special steel, as well as the joint venture in Mexico;
●	South America Business Segment - includes the operations in Argentina, Peru, and Uruguay, as well as the joint ventures in Colombia and the Dominican Republic*; and
●	Special Steel Business Segment - includes the special steel operations in Brazil and the United States, as well as the joint venture Gerdau Summit Aços Fundidos e Forjados S.A. located in Brazil.

*In January 2024, Gerdau announced the sale of its stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp. and their subsidiaries, which were part of the South America Business Segment.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A.
Shipments by Business
Segments (1)
(1,000 tonnes)	2023	2022	2021
TOTAL	11,323	11,902	12,722
Brazil	5,150	5,394	5,755
North America	3,907	4,090	4,451
South America	1,125	1,212	1,255
Special Steel	1,419	1,657	1,654
Eliminations and Adjustments	(278)	(452)	(393)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A.
Net Sales by Business Segments (1)
(R$million)	2023	2022	2021
TOTAL	68,916	82,412	78,345
Brazil	26,831	32,971	34,758
North America	26,858	31,099	27,838
South America	5,118	7,180	6,857
Special Steel	11,385	13,626	10,980
Eliminations and Adjustments	(1,275)	(2,464)	(2,088)

(1) The information does not include data from associate and joint ventures.

Production

Gerdau S.A.
Annual production (1) (million tonnes)	2023	2022	2021
Crude Steel Production	11,557	12,666	13,294
Rolled Steel Production	10,469	11,426	12,402
Iron Ore Production	5,435	6,424	3,864

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

Crude steel production decreased in 2023, mainly due to the performance of the domestic market. In 2023, the Company directed 80.7% of its shipments in the Brazil Business Segment to the domestic market, which is 6.4% lower than in 2022, while 19.3% was exported.

The numbers demonstrate the resilience of the construction sector, in both the retail segment and direct sales to contractors, as well as the industry’s gradual recovery.

Gerdau’s mineral assets were incorporated to its business through the acquisition of lands and mining rights of Grupo Votorantim, in 2004, encompassing the Miguel Burnier, Várzea do Lopes, and Gongo Soco compounds, located in the iron producing region in the state of Minas Gerais, Brazil. From 2004 to 2019, several geological surveys (drilling and superficial geological mapping) were conducted in order to obtain further information on the acquired resources. As part of that undertaking, in 2023 Gerdau received a report prepared by SRK Consulting, certifying the reserves of Miguel Burnier mine. According to the conclusions of the report, the Company now holds certified reserves of 476 million metric tonnes (Dry metric tonnes) of iron ore.

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

In 2023, steel production reached 4.2 million tonnes, 6.6% less than in 2022, but higher than the Company’s historical levels.

South America Business Segment

The South America Business Segment comprises 5 steel facilities, retail facilities, fab shops (including joint ventures and associate companies) and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini mills facilities with annual manufacturing capacity of 890 thousand tonnes of crude steel and 903 thousand tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, and Uruguay.

Steel production and shipments in 2023 decreased compared to 2022, driven by a decline in imports from the Brazil Segment to our operations in these countries. In addition to the adverse effects on the economy of the El Niño weather pattern, social and political conflicts in Peru throughout the year and the presidential election in Argentina created uncertainty that negatively affected demand for steel in the region.

Special Steel Business Segment

The Special Steel Business Segment consists of the operations in Brazil (Charqueadas, Pindamonhangaba, and Mogi das Cruzes) and the United States (Forth Smith and Monroe). The segment produces special steels for engineering steel, tool steel and forged bars. To meet the needs of more demanding markets, this segment is constantly developing new products, such as high-resistance steels, clean steel, high temper steel, good machinability steel, among others.

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

In North America, the Special Steel Segment is present in the United States, with two units located in Monroe (Michigan), and Forth Smith (Arkansas). The company also operates a downstream unit in Huntington (Indiana) and Jackson (Mississippi). The segment has annual installed production capacity of 1.1 million tonnes of crude steel and 1.1 million tonnes of rolled steel products, with a portfolio of more than 200 clients located mainly in the United States, Canada and Mexico. The plants of this business segment have commercial and operational synergies.

Steel production and shipments decreased in 2023, reflecting a decline in demand in the markets where the Segment operates and the fact that demand was brought forward due to the migration to Euro 6 technology in Brazil.

Exports

According to Worldsteel Association, China’s total output was 1.019 billion tonnes in 2023, which represents a 0.6% increase comparing to 2022’s 1.013 billion. This expansion follows closely the 5.2% GDP growth for 2023, more than the country’s 5% target for the year.

One of the greatest challenges the international market faced in 2023 was the rise of Chinese steel exports into the maritime market. With stable production and weaker demand from the real estate sector, total exports rose 37% to 93 million tonnes, the highest level since 2016. However, mill margins remained negative for most of the year due to raw materials costs and lower steel prices. Elsewhere, steel production declined 7.4% in the European Union (126.3Mt) and 1.7% in North America (109.6Mt). Brazil continued to export slabs and pig iron to the United States and Mexico, without Russia as a supplier, but the country’s production decreased by 6.5% (31.9Mt), leading South American production to a drop of 5.7% (41.5Mt). In addition, India’s growth reached double digits with an increase of 11.8% (140.2Mt) and Russia had the second most relevant increase, closing the year at 75.8Mt (+5.6%). According to CRU data published in January 2024, apparent consumption for hot-rolled steel products faced a small increase of 0.7% year-on-year, with consumption increasing 1.7% in the world, excluding China.

As expected, Gerdau’s Brazilian exports in 2023 remained focused in South and Central America, representing 44% and 43%, respectively. The following table presents Gerdau’s Brazilian exports by destination for select periods:

Exports of Gerdau
by Destination (%)	2023	2022	2021	2020	2019	2018
Total including shipments to subsidiaries (1,000 tonnes)	1,004	928	714	825	1,650	1,585
Africa	—%	4%	—%	2%	2%	—%
Central America	43%	28%	12%	21%	34%	31%
North America	—%	4%	9%	3%	7%	7%
South America	44%	56%	61%	54%	50%	47%
Asia	—%	5%	17%	17%	4%	6%
Europe	5%	23%	1%	3%	3%	9%
Middle East	—%	—%	—%	—%	—%	—%

Gerdau remains focused on serving strategic markets that contribute to the general results of its operation, analyzing the impacts and opportunities arising from the continued volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2024.

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

Iron Ore

Gerdau has two mines producing iron ore, all located in the Brazilian state of Minas Gerais (Várzea do Lopes and Miguel Burnier). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while being also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil			North America			South America			Special Steel			Eliminations and Adjustments
	Rebars, merchant bars, beams, drawn
	products, billets, blooms, slabs, wire
	rod, structural shapes, hot rolled coil,			Rebars, merchant bars, wire rod, light			Rebar, merchant bars and			Stainless steel, special profiles
Products	heavy plate and iron ore.			and heavy structural shapes.			drawn products.			and wire rod.
Year	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Net Sales	26,830.7	32,971.1	34,757.8	26,857.7	31,098.9	27,838.0	51,182	7,179.7	6,856.8	11,385.1	13,626.4	10,980.1	(1,275.2)	(2,464.0)	(2,087.6)
% of Consolidated Net Sales	38.9%	42.1%	44.4%	39.0%	39.7%	35.5%	7.4%	9.2%	8.8%	16.5%	17.4%	14.0%	(1.9)%	(3.1)%	(2.6)%
Net (Loss) Income (R$million)	904.5	3,325.3	8,317.3	4,673.9	6,865.8	3,847.9	337.4	662.9	969	842.4	1,445.4	895.5	778.9	(819.8)	1,159.30
% of Consolidated Net (Loss) Income	12.0%	21.4%	53.5%	62.0%	44.1%	24.7%	4.5%	4.3%	6.2%	11.2%	9.3%	5.8%	10.3%	(5.3)%	7.5%

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

Semi-integrated Process (Mini mills)

The Company operates 26 mini mills worldwide. Mini mills are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel product at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap, pig iron and sponge iron), electric power is applied in accordance with a computer controlled melting profile. The Company’s mini mill production process generally consists of the following steps: obtaining raw material, melting, casting, rolling and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

●	lower capital costs,
●	lower operational risks due to the low concentration of capital and installed capacity in a single production plant,
●	proximity of production facilities to raw-material sources,
●	proximity to local markets and easier adjustment of production levels, and
●	more effective managerial structure due to the relative simplicity of the production process.

Integrated Process

Gerdau operates three integrated mills located in Brazil. The Ouro Branco Mill is the largest integrated facility operated by the Company. It produces steel from pig iron from the blast furnace and has some of the advantages of a mini mill, since it is located near key suppliers as well as the ports from which Gerdau exports most of its production.

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

In 1996, Gerdau acquired an interest in MRS Logística, one of the most important rail companies in Brazil, which operates connecting the states of São Paulo, Rio de Janeiro and Minas Gerais, which are Brazil’s main economic centers, and also reaches the main ports of the country in this region. This interest assures the availability of this mode to transport raw materials (scrap and pig iron) as well as final products.

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

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2022 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

World common long rolled steel demand is met principally by steel mini mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range.

The Company believes that the diversification of its products, the solution developed by its fab shops units and the decentralization of its business provide a competitive edge over its major local competitors. However, there is intense competition between the Company and ArcelorMittal in the slab and wire rod markets. Regarding the rebar market, competition in the Brazilian domestic market has increased in recent years due to new competitors such as Simec and Companhia Siderurgica Nacional (CSN), which started rebar production.

Besides the local competitors, the Company has been facing substantial competition from long and flat steel products imports, mainly coming from China. According to the Brazil Steel Institute, the steel import penetration rate in Brazil reached 25% in December 2023, equivalent to more than double the average of the last ten years, while the import volume in 2023 was 50% higher than in 2022, increasing the local competitive imbalance, chiefly due to steel imports under predatory competition conditions. Although the Company is a modern and highly efficient producer, it cannot compete with heavily subsidized imports, which directly affect the competitiveness of its industry.

Competitive Position — Outside Brazil

Gerdau’s geographic market in North America encompasses primarily the United States and Canada. The Company faces substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, combined with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350-mile radius of the mini mills and merchant bar deliveries are generally concentrated within a 500-mile radius. Some products produced by the Midlothian, Jackson, Cartersville and Petersburg mini mills are shipped greater distances, including overseas.

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

Business Cyclicality and Seasonality

The steel industry is highly cyclical. Consequently, the Company is exposed to fluctuations in the demand for steel goods that in turn cause fluctuations in the prices of these goods. Furthermore, since the production capacity of Brazil’s steel industry exceeds its demand, it is dependent on export markets. The demand for steel goods and consequently the financial conditions and results of operations of steel producers, including the Company, are generally affected by fluctuations in the world economy and in particular the performance of the manufacturing, construction and automotive industries. Since 2003, the good performance of the world economy, especially in developing economies, such as China, has led to strong demand for steel goods, which contributed to historically high prices for Gerdau’s steel goods. However, with the financial crisis that emerged in mid-2008, these prices have become unsupportable, especially given the expansion in world installed production capacity and the recent softening of demand. In the second quarter of 2008 and especially in early 2009, the United States and other European economies showed strong signs of a slowdown, which in turn affected many other countries. The year 2023 was marked by increased uncertainty related to the international macroeconomic environment, influenced by geopolitical conflicts, and a global steel production surplus, which impacted the global market, and particularly Brazil, which struggled with a massive inflow of steel through predatory imports that led to a decline in shipments and pressure on the Company’s sales.

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

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, United States, Canada, Russia, Australia and Peru as well as petroleum coke purchased from Petrobrás and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which around 90% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

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

In Brazil, Gerdau has five scrap shredders, including a mega-shredder at the Cosigua mill in Rio de Janeiro, with capacity to process scrap in volumes superior to 200 carcasses of vehicles per hour.

North America Business Segment — Ferrous scrap is the main raw material. The availability of this input varies according to the level of economic activity, seasonality, export levels, climatic conditions and price fluctuations. Of the ten units in the North America Business Segment, five of them have shredders on-site. Considering that not all the scrap consumed comes from their yards, the rest of the demand is guaranteed through direct acquisitions or via resellers who originate and prepare the scrap.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.6 million tonnes in 2023, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

In Brazil, electricity is currently supplied to the Company’s industrial units under two types of contracts:

●	Contracts in the Regulated Contractual Environment in which the Company is a “Captive Consumer” are used at the following units: Usiba and Açonorte. These involve state-owned companies or holders of government concessions. In these contracts, prices are defined by the National Electric Power Agency (ANEEL).
●	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Araçariguama, Caucaia, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes, Várzea do Lopes, and Miguel Burnier. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL.

In the Ouro Branco mill approximately 30% of the electricity consumed is generated internally As a result, this makes the plant has significantly lower exposure to the energy market than mini mills.

The Company holds the following power generation concession in Brazil:

●	Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the state power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (51.82%), COPEL Participações S.A (23.03%), Celesc (23.03%), and Statkraft (2.12%).

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

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2023, provision for expected credit losses was 1.8% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 1.8% on December 31, 2022 and 1.9% on December 31, 2021. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process through the use of risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 8.2 billion (R$ 39.9 billion as of December 31, 2023), including material damage to installations of US$ 7.3 billion (R$ 35.3 billion as of December 31, 2023) and losses of gross revenues of US$ 946 million (R$ 4.6 billion as of December 31, 2023), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2024. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

Trade Investigations and Government Protectionism

Over the past several years, exports of steel products from various companies and countries, including Brazil, have been subject to antidumping, countervailing duties and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies’ ability to access such import markets. The United States has also imposed Section 232 (tariffs on steel imports) measures on steel imports, resulting in a combination of tariffs, quotas, and tariff-rate quotas on different jurisdictions. Some other significant steel-consuming regions have imposed safeguards to limit import volumes. While these measures have impacted global trade flows, they have not had a significant impact on the Company’s export volumes.

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

Companies authorized to economically explore mineral resources are required to pay royalties to the Federal Government, which distributes most of them to States and Municipalities. On July 26, 2017, Provisional Presidential Decree 789/17 was published, which was later converted into Federal Law 13,540/17, amending Federal Laws 7,990/89 and 8,001/90, which provide for the Financial Compensation for Exploration of Mineral Resources (CFEM). The structure for the charging of royalties was changed to the following:

1) TRIGGERING EVENT: the exploration of mineral resources will trigger the payment of CFEM upon:

●	the first sale of mineral asset (already mined mineral substance after its processing, if applicable);
●	the sale at auction, in the case of mineral assets acquired via judicial sale;
●	the first acquisition of mineral assets extracted under the system of mining permission (lavra garimpeira);
●	the consumption of mineral asset (use of mineral assets in a process that entails obtaining a new type of ore or its transformation into another product type).

2) CALCULATION BASE

●	in the case of sales, calculated based on gross sales revenue, less any taxes levied, with deductions for freight and insurance expenses prohibited;
●	in the case of consumption, calculated based on the current price of the mineral asset in the market or the price reference, as defined by the regulatory agency of the mining sector. Since iron ore does not appear in the absolute list of the National Mineral Production Department (DNPM) Ordinance 239/2018, it is subject to the “current price” calculation base when transformed into another type of product, such as pig iron.
●	in the case of exports, even for transactions in the free market (sales to third parties/unrelated third parties) and exports to companies not located in tax havens, the calculation base is the greater of the price reference defined by the Federal Revenue Department (PECEX method) and the export value;
●	in the case of mineral assets acquired via judicial sale, calculated based on the value of the sale at auction;
●	in the case of extraction under the system of mining permission (lavra garimpeira), calculated based on the value of the first acquisition of the mineral asset;

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

Gerdau holds environmental licenses for commercial operation of the mines located in the cities of Miguel Burnier/Ouro Preto and Várzea do Lopes/Itabirito do in the Brazilian state of Minas Gerais.

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

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2023 is below:

* On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries). On February 1, 2024, after compliance with the corresponding conditions precedent, the sale of the 50.00% equity interest in the joint venture Gerdau Metaldom Corp. (and subsidiaries) has concluded. In addition, on March 14, 2024, after fulfillment of the corresponding conditions precedent, the divestment of the 49.85%% equity interest in the joint venture Diaco S.A. (and subsidiaries) has been concluded. Thus, the Company has concluded the divestment of its steel production operations in both Colombia and Dominican Republic.

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2023, 2022 and 2021:

		Equity Interests
Consolidated company	Country	Total capital(*)
		2023	2022	2021

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	75.36	47.34	70.62
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	—	—	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 77.92% in 2023, 62.14% in 2022 and 73.54% in 2021.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP and Chaparral Steel Company.

(2) Subsidiaries: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by Santander Bank.

(5) Subsidiary: Siderco S.A.

(6) Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A. and Cluster Industrial S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% stake in the total capital, , the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau has a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 51.82%, investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau has a 58.73% stake, the investments in Addiante S.A. and Ubiratã Tecnologia S.A., in Brazil, in which the Company holds a 50% stake, the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau has a 27.16% stake are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements), the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owned a 50% stake, and the investment in Diaco S.A. in Colombia, which Gerdau had a stake of 49.85%. On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries). On February 1, 2024, after compliance with the corresponding conditions precedent, the sale of the 50.00% equity interest in the joint venture Gerdau Metaldom Corp. (and subsidiaries) was concluded. On March 14, 2024, after compliance with the corresponding conditions precedent, the sale of the 49.85% in the joint venture Diaco S.A. (and subsidiaries) was concluded.

The main operating companies that are accounted according to the equity accounting method in the financial statements of Gerdau S.A. are described below:

Gerdau Metaldom Corp. — On January 17th, 2024, Gerdau S.A. celebrated the Share Purchase Agreement selling its stake in the Gerdau Metaldom Corp. to INICIA Group, which sale was concluded on February 1st, 2024.

Gerdau Corsa S.A.P.I de C.V. — The subsidiary of this company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 1,500,000 tonnes of crude steel and 1,350,000 tonnes of rolled products.

Gerdau Summit Aços Fundidos e Forjados S.A. — Gerdau Summit Aços Fundidos e Forjados S.A. - On January 5, 2017, the Company subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by a specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. is accounted for as a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest.

Diaco S.A.— On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. Due to this transaction, Diaco started to be accounted for as a joint venture in the Consolidated Financial Statements with a 49.85% interest. On January 17th, 2024, Gerdau S.A. celebrated the Share Purchase Agreement to sell its stake in Diaco S.A. to INICIA Group, which sale was concluded on March 14, 2024.

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

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured at December 31, 2023:

			INSTALLED CAPACITY
	LOCATION		(1,000 tonnes)
			PIG
			IRON/
			SPONGE	CRUDE	ROLLED
PLANTS	COUNTRY	STATE	IRON	STEEL	PRODUCTS	EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,592	7,291	6,775
Açonorte	Brazil	PE	—	265	261	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Barão de Cocais	Brazil	MG	330	330	193	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—	160	167	EAF mini mill, rolling mill	Rebar and merchant bars
Cosigua	Brazil	RJ	—	936	1,390	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430	600	480	Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Guaíra	Brazil	PR	—	420*	—	EAF mini mill	Billet
Usiba	Brazil	BA	—	495*	397*	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Riograndense	Brazil	RS	—	450	492	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Caucaia	Brazil	CE	—	—	425	EAF mini mill, rolling mill	Billets, rebars and coil rebar
São Paulo	Brazil	SP	—	950	563	EAF mini mill, rolling mill	Billets, rebars and coil rebar
Contagem	Brazil	MG	—	—	—	Blast furnace	Pig iron
Sete Lagoas	Brazil	MG	132	—	—	Blast furnace	Pig iron
Ouro Branco	Brazil	MG	3,700	3,600		Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC

NORTH AMERICA OPERATION			—	5,655	4,833
Cambridge	Canada	ON	—	299*	279	EAF mini mill, rolling mill	Rebar, merchant bars
Cartersville	USA	GA	—	875	670	EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Charlotte	USA	NC	—	410	279	EAF mini mill, rolling mill	Rebar, merchant bars
Jackson	USA	TN	—	629	472	EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—	360	259	EAF mini mill, rolling mill	Special sections, merchant bars, rebar
St. Paul	USA	MN	—	370*	360*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Whitby	Canada	ON	—	882	724	EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Wilton	USA	IA	—	270	237	EAF mini mill, rolling mill	Rebar and merchant bars
Midlothian	USA	TX	—	1,407	1,393	EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—	821	519	EAF mini mill, rolling mill	Merchant bars and beams

SOUTH AMERICA OPERATION				912	1,000
Uruguay	Uruguay	—	—	85	80	EAF mini mill, rolling mill	Rebar, merchant bars and mesh
Argentina	Argentina	—	—	450	240	EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Peru	Peru	—	400*	377	680	EAF mini mill, rolling mill	Rebar and merchant bars

SPECIAL STEEL OPERATION				2,190	2,780
Pindamonhangaba	Brazil	SP	—	530	860	EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Mogi das Cruzes	Brazil	SP	—	280*	264*	EAF mini mill, rolling mill and finishing	Bars, special profiles
Charqueadas	Brazil	RS	—	430	730	EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—	500	500	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—	280*	250*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—	730	690	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar

GERDAU TOTAL			4,592	16,048	15,388

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

The current iron ore production units are the following:

●	Miguel Burnier/Dom Bosco Complex: includes the mines located in Miguel Burnier and in Dom Bosco;
●	Várzea do Lopes Complex;
●	Gongo Soco.

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

The image below represents what the Company believes to be the location of the current and eventual iron ore production units and their main access routes:

Certification of Reserves and Future Investments

On August 9, 2023, Gerdau received the report prepared by SRK Consulting, certifying the reserves of Miguel Burnier mine, located in the district of Ouro Preto (MG - Brazil) and an integral part of the Brazil Business Operation.

The certification is a significant milestone in Gerdau’s R$ 3.2 billion investment in the sustainable mining platform, aimed at providing high-quality and competitively priced ore for the Ouro Branco Unit, while also playing an important role in its decarbonization process. The investment will be spread between the years 2023 and 2026, with the amount allocated to 2024 already included in the investment Plan announced on February 20, 2024.

According to the conclusions of the report, the Company now holds certified reserves of 476 million metric tonnes (Dry metric tonnes) of iron ore.

The Report was prepared in accordance with subchapter 1300 of Regulation S-K issued by the U.S. Securities and Exchange Commission – SEC, adhering to the technical report standard established by said regulation.

Considering the expected annual production level of 5.5 million metric tonnes (Wet metric ton, assuming a humidity of 10%) of iron ore, we believe that the certified reserves should provide a 40-years lifespan for the investment, reinforcing Gerdau’s commitment to the socioeconomic development of the state of Minas Gerais today and in the future.

Investment Programs

On February 28, 2023, the Company announced its capex projection for 2023 in the amount of R$ 5.0 billion. Disbursements made in 2023 totaled R$ 5.6 billion.

On February 20, 2024, Gerdau S.A. approved its new investment plan in the amount of R$ 6.0 billion for 2024.This investment plan is divided into two fronts: (i) Maintenance and (ii) Competitiveness.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants, while Competitiveness projects are related to the growth, technological updating and modernization of the business segments, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

Of the total planned for 2024, investments that return environmental benefits are expected to be roughly R$ 1.3 billion. These investments include: expanding forest assets, updating and improving environmental controls and technological improvements that increase energy efficiency and reduce greenhouse gas emissions.

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

In 2023, Gerdau S.A. invested R$ 1.11 billion in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that can cause environmental damages. The Company’s Management conducts surveys periodically to identify areas potentially impacted and recorded as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 517,669 on December 31, 2023 (R$ 139,395 recognized as current liabilities and R$ 378,274 as non-current liabilities), R$ 484,652 on December 31, 2022 (R$ 262,018 recognized as current liabilities and R$ 222,634 as non-current liabilities) and R$ 575,709 on December 31, 2021 (R$ 231,711 recognized as current liabilities and R$ 343,998 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. See Note 22 - Environmental Liabilities.

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

Brazilian environmental legislation provides for the imposition of criminal, civil and administrative liabilities on individuals and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a significant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

●	fines that at the administrative level could reach as high as R$ 1 billion, and that could be influenced by the wrongdoer’s economic capacity and past record, as well as the severity of the facts and prior history, that could be potentially doubled or tripled in case of repeat offenders;
●	suspension of or interference in the activities of the respective enterprise; and
●	loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

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

In 2021, the Company prepared the GHG inventory of all of its global industrial units (base year, 2020). Since then, the data has been audited by a third party, following ISO 14064 (GHG emissions inventory), and reporting its GHG emissions management on CDP Climate Change since 2021 (2020 base year), CPD is a reference entity in the evaluation of sustainable actions. In 2023 (2022 base year), Gerdau achieved the A- score for the first time, reaching the climate leadership level, according to CDP, a score higher than the global average and the sector’s score, reinforcing the Company’s commitment to the sustainability of its operations. Also in 2023 (base year 2022), for the first time, Gerdau reported CDP Water Security for all its operations and received a B- score, reinforcing the Company’s commitment to transparency (in 2022 it reported only Brazil information).

With the support of specialized consultants, we study the scenarios of productive and technological changes with the lowest effective carbon cost to define goals and guide our strategy. Consistent with this, the Company adopted the MACC “Marginal Cost Curve Abatement” and structured and published on February 1, 2022 the goal of reducing GHG emissions related to Scopes 1 and 2 by 2031, from 0.93 t of CO₂e per tonne of steel produced to 0.82 t of CO₂e per tonne of steel produced, a level that will leave us with a volume of emissions less than half the world average for the steel sector, which today is 1.91 t of CO₂ according to the World Steel Association. Failure to achieve the target is a risk associated with the organization’s reputation and it is mitigated through emissions projections monitoring in accordance with operation and investment plans, incorporating additional actions, if necessary. This target is factored in our Long-Term Compensation (ILP) program.

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of greenhouse gas emissions. Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

●	70% of the steel we produce comes from recycling of ferrous scrap: Gerdau S.A. is the largest recycler in Latin America, transforming 11 million tonnes of scrap into steel. This enables us to promote a circular economy, saving natural resources and reduce energy consumption and greenhouse gas emissions.
●	World’s largest charcoal producer: The Company has more than 250,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of greenhouse gases.
●	Currently, we are leaders in managing GHG emissions and being well thought of as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Our goal of reduction from 0.93t CO2e / t steel (base year 2020) to 0.82t CO2e / t steel, by 2031, in scopes 1 and 2 prioritizes:

●	Greater energy and operational efficiency;
●	Higher use of scrap;
●	Expansion of our forestry base and renewable energy sources; and
●	Investment on new technologies and open innovation.

With this reduction, we are reaching a new level, at which the global steel industry would have to cut about 50% of its current GHG emissions to reach it. In 2031, if we achieve this target, the Company expects to be in a further strategic position among the world’s most efficient steel producers in terms of GHG emissions.

The Company aims to be carbon neutral by 2050; for this, disruptive technologies will be necessary in steel production, which are not yet economically and operationally feasible on an industrial scale. No assurance can be given that it can be achieved, since there are externalities involved that we do not control; nonetheless, to contribute to this outcome, we continue to study and collaborate with diverse partners and entities in the sector to seek low carbon solutions.

Public policies and measures to reduce GHG emissions from industrial processes will also be necessary. Our efforts are also dedicated to clean and renewable energy solutions. The Company has already announced the construction of a solar complex in Brazil. Moreover, we will continue to streamline our production processes and invest in new energy matrices and open innovation.

In Canada, the three Gerdau mills are required to report facility-level greenhouse gas emissions and production data with verification by a third-party. Manitoba Mill is regulated by the Canadian Federal Greenhouse Gas Pollution Pricing Act, which has been in effect since 2019, setting a carbon price at CAD 65/tCO2e for 2023 and includes the Output-Based Pricing System (OBPS) Regulations. Facilities operating above the standard pay an excess emissions charge (CAD 65/tCO2e for 2023, rising $15/t per year out to 2030), while facilities operating below (better than) the standard can receive credits. Under the Canada GHG program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. Emission units are not transferable outside of the Federal OBPS. Since January 1, 2022, the Whitby and Cambridge Mills have been regulated by the Provincial (Ontario) Emissions Performance Standards (EPS) Regulation. The Federal Greenhouse Gas Pollution Pricing Act applies a regulatory charge on fuel, but a facility is exempt from the carbon tax when registered under the Ontario EPS. The EPS includes performance standards, called Baseline Emission Intensities (BEIs) for the industry. Facilities operating above the standard pay an excess emissions charge (currently CAD 65/tCO2e for 2023 and rising $15/t per year in accordance with the Federal pricing), while facilities operating below (better than) the standard can receive credits. Under the EPS program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. As Gerdau operates two facilities under the Ontario EPS program, we can move allowances within the company to assist with any carbon compensation obligations.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2023 and 2022 and for each year in the three year period ended December 31, 2023, included in this Annual Report that have been prepared in accordance with IFRS Accounting Standards, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

For a discussion of the Company’s financial condition and results of operations as of December 31, 2021, see “Item 5. Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001-14878), filed with the SEC on March 31, 2023. Such information is not incorporated by reference into this Annual Report.

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

The primary factors affecting the Company’s results of operations include:

●	Economic and political conditions in the countries in which Gerdau operates, especially Brazil and the U.S.;
●	The fluctuations in the exchange rate between the Brazilian real and the U.S. dollar;
●	The cyclical nature of supply and demand for steel products both inside and outside of Brazil, including the prices for steel products;
●	The Company’s level of exports; and
●	The Company’s production costs.

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

In 2023, Brazilian GDP increased 2.9% (equivalent to US$ 1.9 trillion Nominal GDP) driven by services, industrial and agribusiness sectors. Inflation, as measured by the IPCA index, was 4.6%. The average CDI rate in the year was 13.0%. The Brazilian real appreciated by 4.0% against the U.S. dollar, ending the year at R$ 4.99 to US$ 1.00.

In 2022, Brazilian GDP increased 2.9% (equivalent to US$ 1.6 trillion Nominal GDP) driven by services, industrial and agribusiness sectors. Inflation, as measured by the IPCA index, was 12.1%. The average CDI rate in the year was 12.4%. The Brazilian real appreciated by 1.75% against the U.S. dollar, ending the year at R$ 5.20 to US$ 1.00.

In 2021, Brazilian GDP increased 4.7% (equivalent to US$ 1.6 trillion Nominal GDP) driven by services, industry and agribusiness sectors. Inflation, as measured by the IPCA index, was 10.1%. The average CDI rate in the year was 4.4%. The Brazilian real depreciated by 7% against the U.S. dollar, ending the year at R$ 5.58 to US$ 1.00.

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

	2023		2022		2021
Actual GDP growth		2.9%		2.9%		4.7%
Inflation (IGP-M) (1)		0.07%		5.4%		17.8%
Inflation (IPCA) (2)		4.6%		5.7%		10.1%
CDI rate (3)		13.0%		12.4%		4.4%
6-month LIBOR		5.6%		5.1%		0.34%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		4.0%		7.5%		6.88%
Foreign exchange rate at end of year — US$ 1.00	R$	4.8413	R$	5.2177	R$	5.5805
Average foreign exchange rate — US$ 1.00 (4)	R$	4.9841	R$	5.1386	R$	5.3950

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

In 2023, according to the IMF (International Monetary Fund) October’s report, the U.S. Real GDP decreased to 2.1%. Inflation, as measured by the CPI, was 4.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 5.5%.

In 2022, according to the IMF (International Monetary Fund) the U.S. Real GDP increased to 2.7%. Inflation, as measured by the CPI, was 6.5%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 4.25%.

In 2021, according to the IMF (International Monetary Fund) the U.S. Real GDP increased to 10.0%. Inflation, as measured by the CPI, was 7%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 0.25%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2023	2022	2021
Actual Real GDP growth (1)	2.1%	2.7%	10.0%
Inflation (CPI) (2)	4.1%	6.5%	7.0%
Fed Funds (3)	5.5%	4.25%	0.25%

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

International steel prices have experienced ups and downs throughout the last several years. From 2017 until 2021, the Turkish Rebar average price (the measure most used in the market, since the turmoil in the world economy after the 2008 crisis, when CIS prices skyrocketed to US$ 1,205), was US$ 476 in 2017, US$ 535 in 2018, and US$ 450 in 2019. In 2023, the average price for the year was US$ 622, a drop of 6,9% compared to 2022, due to both the decline in the cost of raw materials and consumption.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production in order to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2023, exports were 4.1% higher than 2022, going from 956 to 995 million tonnes, which represented 19.3% of total shipments from Brazil operations. Export revenue totaled R$ 3,394 million in 2023 (R$ 4,068 million in 2022).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which includes scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 44.3% of production costs in 2023, while Energy and Reducing Agents, which represents the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 15.2%. Personnel totaled 18.4% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 10.7% of total production costs. The table below presents the production costs breakdown by business segment:

Production Costs Breakdown in 2023, 2022 and 2021 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment			Special Steel Business Segment
% of costs	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Personnel	18.4	15.4	14.8	18.4	15.7	14.6	17.2	15.1	13.9	13.2	9.5	9.3	22.8	18.7	19.9
Maintenance	7.6	6.2	5.2	6.1	5.8	4.9	10.6	7.9	5.9	4.9	3.3	3.5	5.9	5.1	4.9
Depreciation	3.9	3.2	3.2	5.4	4.4	5.1	2.6	2.1	1.8	1.3	1.0	1.4	4.4	4.0	3.8
Metallic Inputs	44.3	50.2	57.3	30.3	34.6	45.2	52.8	58.8	65.5	65.6	74.3	75	46.5	52.3	52.6
Energy and Reducing Agents	15.2	15.5	11.2	29.1	30.4	21.8	5.7	6.5	4.9	9.5	7.4	6.6	8.6	9.1	8.6
Specific Materials	10.7	9.2	8.2	10.7	9.2	8.5	11.1	9.6	8.0	5.5	4.4	4.2	11.8	10.7	10.2

Significant events affecting financial performance during 2023 and 2022

According to the World Steel Association (worldsteel), steel production came to 1.87 billion tonnes in 2022, down 4.2% from 2021. The highlight was the Americas, where Gerdau’s operations are located, which registered continuing high levels, even with the 4.7% drop in 2023 compared to 2022. Gerdau’s shipments reached 11.3 million tonnes, generating net sales of R$ 68.9 billion, 16.4% lower than in 2022. The Company’s intense focus on operating efficiency translated into a strong net income of R$ 7.5 billion in 2023.

Regarding the construction sector, it has presented a mixed performance. While launches decreased by 3.5% vs 2022, the sale of units increased by 20.5%, which influenced downwards the real state inventory, reaching 10.2 months (lowest level since 2019). Note that at end-2023, the Construction Industry Confidence Index (FGV) reached 96.0 points, down from 96.2 points in November. In North America, demand from the non-residential construction and industrial sectors remained at suitable levels. According to US Census Bureau, total investments in construction (CPIP- Construction Put-in-Place) grew by 3.5% in 2023. The leading indicator for non-residential construction (ABI) remained under the expansion threshold, closing 2023 at 45.4. The industrial sector was also pressured by the activity level, as shown by the Institute for Supply Management (ISM) index, which reached 47.4 points in December 2023.

In the North America Segment, despite lower sales volumes in our operation, we believe that the continuity of government policies and programs that encourage demand for steel in the region (e.g. Section 232, Inflation Reduction Act – IRA, Infrastructure Bill, Chips Act, among others) and the relocation of companies in the region (reshoring), could benefit the competitiveness of the steel industry and generate incentives for local demand in the long term. In Brazil, the national industry continued to be affected by the high volume of steel imports, accentuating the imbalance in competition, especially due to the entry of steel under conditions of predatory competition. In 2023, the volume of steel imports reached around 5 million tonnes, the highest level since 2010, being 50% higher compared to the volumes of the previous year (according to data from the Instituto Aço Brasil), contributing to the retraction of the main markets where we operate and impacting the Company’s results.

In South America, steel production and shipments decreased in 2023 compared to 2022, impacted by political uncertainties, inflation, and the El Niño weather phenomena, which brought challenges and volatility for the countries in the region. Lastly, the Special Steel Segment was impacted for different reasons and at a different moment throughout 2023. In Brazil, rising imports, falling exports, the Euro 6 adoption and the elevated credit and production costs prevented a better performance. In North America, the strikes of auto workers in Detroit (Ford, GM, and Stellantis) had a marginal impact on volumes, while Light and class 8 vehicle production showed reasonable growth and the rig count in the oil and gas segment closed 2023 in line with 2022.

Exchange rate — The Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity, in accordance with IFRS Accounting Standards. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However, the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten-Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that are taxable and results in income tax recognized in the income statement, while these exchange variances are eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the effect of exchange rate changes on these debts on the amount of US$ 0.4 billion (equivalent to R$ 2.1 billion on December 31, 2023) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

A.	Results of Operations

The following presentation of the Company’s operating results for the years ended on December 31, 2023 and 2022 is based on the Company’s Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except where stated otherwise.

The Company’s operating results for the years ended on December 31, 2022 and 2021 is presented on the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2023, compared with year ended December 31, 2022.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	2023	Vertical Analysis 2023	2022	Vertical Analysis 2022	Horizontal Analysis 2023x2022

NET SALES	68,916,447	100.00%	82,412,210	100.0%	(16.4)%

Cost of sales	(57,583,992)	(83.6)%	(63,661,156)	(77.2)%	(9.5)%

GROSS PROFIT	11,332,455	16.4%	18,751,054	22.8%	(39.6)%

Selling expenses	(716,195)	(1.0)%	(733,026)	(0.9)%	(2.3)%
General and administrative expenses	(1,491,441)	(2.2)%	(1,454,592)	(1.8)%	2.5%
Other operating income	1,033,506	1.5%	246,313	0.2%	319.6%
Other operating expenses	(522,476)	(0.8)%	(210,042)	(0.2)%	148.7%
Impairment of financial assets	(10,728)	0.0%	(81)	0.0%	13,144.4%
Equity in earnings of unconsolidated companies	827,606	1.2%	1,151,827	1.4%	(28.1)%

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	10,452,727	15.2%	17,751,453	21.5%	(41.1)%

Financial income	903,019	1.3%	606,362	0.0%	48.9%
Financial expenses	(1,396,789)	(1.7)%	(1,563,158)	(1.8)%	(10.6)%
Exchange variations, net	(850,375)	(1.2)%	(974,709)	(0.1)%	(12.8)%
Tax credits monetary update	253,002	0.4%	—	—	—
Gain and losses on financial instruments, net	(14,979)	0.0%	39,079	0.0%	(138.3)%

INCOME BEFORE TAXES	9,346,605	13.6%	15,859,027	19.2%	(41.1)%

Current	(1,810,459)	(2.6)%	(3,709,414)	(4.5)%	(51.2)%
Deferred	837	0.0%	(670,061)	(0.1)%	(100.1)%
Income and social contribution taxes	(1,809,622)	(2.6)%	(4,379,475)	(5.3)%	(58.7)%

NET INCOME	7,536,983	10.9%	11,479,552	13.9%	(34.3)%

			Year ended
			December 31,
			2023 compared
	Year ended	Year ended	with year ended
Net sales by Segment	December 31,	December 31,	December 31,
(R$ million)	2023	2022	2022
Brazil	26,831	32,971	(18.6)%
North America	26,858	31,099	(13.6)%
South America	5,118	7,180	(28.7)%
Special Steel	11,385	13,626	(16.4)%
Eliminations among segments	(1,275)	(2,464)	(48.3)%
Total	68,916	82,412	(16.4)%

In 2023, net sales were R$ 68.9 billion, down 16.4% from 2022, which were R$ 82.4 billion, reflecting the global decline in demand and commodity prices, which resulted in lower net sales per tonne. The volumes in 2023 decreased 4.9% compared to 2022, where 11.3 million tonnes were sold compared to the quantity of 11.9 million tonnes in 2022. The construction and industry sectors, where the Company operates, experienced decrease in net sales per tonne in 2023 when compared to the year of 2022.

Brazil Segment reached net sales of R$ 26.8 billion, a reduction of 18.6% to the net sales reached in 2022, which were R$ 33.0 billion. The decrease in volume of sales, which were 5.1 million tonnes in 2023 compared to 5.4 million tonnes in 2022 was a consequence of lower volumes sold in the Brazilian domestic market. The net sales per tonne decreased in 2023 when compared to 2022 due to effects of global downcycle in commodity prices, which also resulted in lower net sales per tonne in the Brazil segment.

In the North America Segment, net sales were R$ 26.9 billion, resulting in a decrease of 13.6% compared to 2022, which were R$ 31.1 billion.. The volume of sales in 2023 were 3.9 million tonnes, 4.5% lower than 2022, which were 4.1 million tonnes. The net sales per tonne decreased in 2023 when compared to 2022 due to effects of global downcycle in commodity prices, which also resulted in lower net sales per tonne in the North America segment.

In the South America Segment, net sales were R$ 5.1 billion, compared to R$ 7.2 billion in 2022, a decrease of 28.7% in the year due to lower net sales per tonne in 2023 when compared to 2022 due to effects of global downcycle in commodity prices, as well as higher inflation rates in the region.

In the Special Steel Segment, net sales were R$ 11.4 billion in 2023 while in 2022 were R$ 13.6 billion, a decrease of 16.4% in 2023 when compared to 2022. The decrease in volume of sales, which were 1.4 million tonnes in 2023 compared to 1.7 million tonnes in 2022 was a consequence of lower volumes sold in the Brazilian market, net sales per tonne decreased in 2023 when compared to 2022 due to effects of the global downcycle in commodity prices, which also resulted in lower net sales per tonne in the Special Steel segment.

Cost of goods sold and Gross Profit

				Year ended
				December 31,
				2023 compared
				with year ended
		Year ended December 31, 2022		December 31,
Net sales, Cost of goods sold and Gross Profit(*)		2023	2022	2022
Brazil	Net sales (R$million)	26,831	32,971	(18.6)%
	Cost of goods sold (R$million)	(24,172)	(27,083)	(10.7)%
	Gross profit (R$million)	2,659	5,888	(54.8)%
	Gross margin (%)**	9.9%	17.9%
North America	Net sales (R$million)	26,858	31,099	(13.6)%
	Cost of goods sold (R$million)	(21,062)	(22,694)	(7.2)%
	Gross profit (R$million)	5,796	8,405	(31.0)%
	Gross margin (%)**	21.6%	27.0%
South America	Net sales (R$million)	5,118	7,180	(28.7)%
	Cost of goods sold (R$million)	(4,014)	(5,532)	(27.4)%
	Gross profit (R$million)	1,104	1,648	(33.0)%
	Gross margin (%)**	21.6%	23.0%
Special Steel	Net sales (R$million)	11,385	13,626	(16.4)%
	Cost of goods sold (R$million)	(9,688)	(11,186)	(13.4)%
	Gross profit (R$million)	1,697	2,440	(30.4)%
	Gross margin (%)**	14.9%	17.9%
Eliminations among companies	Net sales (R$million)	(1,275)	(2,464)
	Cost of goods sold (R$million)	1,352	2,834
	Gross profit (R$million)	77	370
Total	Net sales (R$million)	68,916	82,412	(16.4)%
	Cost of goods sold (R$million)	(57,584)	(63,661)	(9.5)%
	Gross profit (R$million)	11,332	18,751	(39.6)%
	Gross margin (%)**	16.4%	22.8%

In 2023, cost of goods sold decreased 9.5% in comparison with 2022, to R$ 57.6 billion, driven by decreases in the costs of key raw materials used by the Company 17% decrease in iron ore prices and the 23% decrease in scrap prices. Increases in raw materials directly impact production in the integrated route, mainly iron ore. To mini mills production, the impact is based on scrap.

In the Brazil Segment, cost of goods sold decreased 10.7% compared to 2022, reflecting the fall in raw material costs, such as the price decreases of 17% in iron ore and 26% in scrap.

In the North America Segment, cost of goods sold decreased in 2023 compared to 2022, due to the 23% decrease in the scrap price.

In the South America Segment, cost of sales decrease 27.4% from 2022, reflecting the effects of inflation and currency devaluation in Argentina.

In the Special Steel Segment, cost of goods sold decreased 13.4%, affected by the lower shipments in special steels. The scrap price decreased by 27% in 2023 compared to 2022.

Selling, General and Administrative Expenses

			Year ended
			December 31,
			2023
			compared with
			year ended
Operating Expenses(*)			December 31,
(R$million)	2023	2022	2022
Selling expenses	716	733	(2.3)%
General and administrative expenses	1,491	1,455	2.5%
Total	2,207	2,188	0.9%
Net sales	68,916	82,412	(16.4)%
% net sales	3.2%	2.7%

(*)	The information does not include data from joint ventures and associate companies.

Income before Financial Income (Expenses) and Taxes

Income before financial income (expenses) and taxes was R$ 10,453 million in 2023, compared to income of R$ 17,751 million in 2022. The reduction in 2023, when compared to 2022 was mainly related to the decrease in gross profit, which was related to lower demand and sales in 2023.

			Year ended
			December 31,
			2023 compared
			with year ended
Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net			December 31,
(R$ million)	2023	2022	2022
Financial income	903	606	49.9%
Financial expenses	(1,397)	(1,563)	(10.6)%
Tax Credit Monetary update	253	—	—
Exchange rate variation, net	(850)	(975)	(12.8)%
Gains and losses on derivatives, net	(15)	39	(138.5)%
Total	(1,106)	(1,893)	(41.6)%

In 2023, the net financial expense was lower than 2022 mainly because of the increase in financial income from short-term investments and lower financial expenses due to lower interests on debt. In addition, the Company recognized a tax credit monetary update in 2023 in the amount of R$ 253 million due to a gain in a lawsuit of tax nature, which also represents a relevant variance to the decrease in the net financial expense of 2023.

Income and Social Contribution Taxes

Income tax and social contribution was an expense of R$ 1,810 million in 2023, compared to an expense of R$ 4,379 million in 2022. This decrease in the expense is mainly related to the reduction in income before taxes, which resulted in a reduction of 41.1% in the current income and social contribution taxes expenses for the year of 2023, when compared to 2022.

Net Income

Net income of R$ 7.5 billion in 2023 was 34.3% lower than 2022, mainly related to the lower shipment volumes and lower net sales in the Segments.

B.	Liquidity and Capital Resources

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the year ended on		Horizontal analysis
	December 31, 2023	December 31, 2022	2023x2022
Cash flows from operating activities
Net income for the year	7,536,983	11,479,552	(34.3)%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	3,047,212	2,866,699	6.3%
Equity in earnings of unconsolidated companies	(827,606)	(1,151,827)	(28.1)%
Exchange variation, net	850,375	974,709	(12.8)%
Losses (Gains) on financial instruments, net	14,979	(39,079)	(138.3)%
Post-employment benefits	235,977	246,958	(4.4)%
Long-term incentive plans	157,979	104,714	50.9%
Income tax	1,809,622	4,379,475	(58.7)%
(Gains) Losses on disposal of property, plant and equipment, net	27,525	(25,579)	(207.6)%
Impairment of financial assets	10,728	81	13,144.4%
Provision (reversal) of tax, civil, labor and environmental liabilities, net	160,245	295,021	(45.7)%
Tax credits recovery	(1,098,218)	—	—
Interest income on short-term investments	(481,624)	(309,782)	55.5%
Interest expense on debt and debentures	840,069	964,607	(12.9)%
Interest expense on leases liabilities	127,787	88,370	44.6%
Interest on loans with related parties	—	199	—
Provision for net realizable value adjustment in inventory	12,036	43,843	(72.5)%

Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	(294,509)	290,579	(201.4)%
Decrease (Increase) in inventories	1,305,424	(2,039,135)	(164.0)%
Increase (Decrease) in trade accounts payable	(355,416)	(995,598)	(64.3)%
Increase in other receivables	(107,171)	(284,826)	(62.4)%
Decrease in other payables	(434,100)	(1,597,602)	(72.8)%
Dividends from associates and joint ventures	461,292	425,493	8.4%
Purchases of short-term investments	(7,223,644)	(3,588,529)	101.3%
Proceeds from maturities and sales of short-term investments	7,908,990	3,434,859	130.3%
Cash provided by operating activities	13,684,935	15,563,202	(12.1)%

Interest paid on loans and financing	(858,301)	(968,851)	(11.4)%
Interest paid on lease liabilities	(127,787)	(88,370)	44.6%
Income and social contribution taxes paid	(1,560,137)	(3,355,643)	(53.5)%
Net cash provided by operating activities	11,138,710	11,150,338	(0.1)%

Cash flows from investing activities
Purchases of property, plant and equipment	(5,209,128)	(4,291,873)	21.4%
Proceeds from sales of property, plant and equipment, investments and other intangibles	40,661	48,322	(15.9)%
Additions in other intangibles	(127,195)	(189,382)	(32.8)%
Shares repurchase from joint venture	47,006	—	—
Capital (increase) decrease in joint venture	(524,185)	(26,751)	1,859.5%
Net cash used in investing activities	(5,772,841)	(4,459,684)	29.4%

Cash flows from financing activities
Acquisition of interest in subsidiary	—	(46,153)	—
Acquisitions of treasury stocks	—	(1,073,124)	—
Dividends and interest on capital paid	(2,683,328)	(5,891,690)	(54.5)%
Proceeds from loans and financing	1,776,684	2,263,311	(21.5)%
Repayment of loans and financing	(2,830,684)	(3,201,126)	(11.6)%
Leasing payment	(388,202)	(310,226)	25.1%
Intercompany loans, net	102	2,721	(96.3)%
Net cash used in financing activities	(4,125,428)	(8,256,287)	(50.0)%

Exchange variation on cash and cash equivalents	(710,659)	(119,158)	496.4%
(Decrease) Increase in cash and cash equivalents	529,782	(1,684,791)	(131.4)%
Cash and cash equivalents at beginning of year	2,475,863	4,160,654	(40.5)%
Cash and cash equivalents at end of year	3,005,645	2,475,863	21.4%

Net cash provided by operating activities

In 2023, net cash from operating activities was R$ 11.1 billion, flat compared to 2022, besides a lower net income for the year, partially compensated by income taxes and tax credit recovery.

Cash conversion cycle

In December 2023, the cash conversion cycle was 87 days compared to 81 days in December 2022. This result was mainly related to a lower amount of inventories, which was a consequence to lower demand of the Company’s products. In addition, accounts receivable and accounts payable already decreased due to the business environment of the year.

Net cash used in investing activities

Net cash used in investing activities increased in 2023 when compared to 2022, mainly due to capital increase in joint ventures.

Net cash used in financing activities

Net cash used in financing activities decreased 50.0% in 2023, when compared to 2022, mainly due to proceeds from loans and financing net of repayment of loans and financing, which are the main effects that resulted in the reduction of net cash used in financing activities.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (of the last three months as of the date presented), multiplied by 90.

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2023 and 2022 (in thousands of Brazilian reais):

	2023	2022
SHORT-TERM:	1,797,622	3,121,148
Total short-term debt	1,783,201	2,492,262
Debentures	14,421	628,886

LONG-TERM:	9,095,686	9,486,242

Total long-term debt	8,296,474	8,687,355
Debentures	799,212	798,887

TOTAL DEBT:	10,893,308	12,607,390
Total cash and cash equivalents and short-term investments	5,343,742	5,434,998
In R$	2,618,434	2,989,249
Companies abroad	2,725,308	2,445,749

NET DEBT(1)	5,549,566	7,172,392
(1)	The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS Accounting Standards and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 10,893 thousand and R$ 12,607 thousand for the years ended December 31, 2023 and 2022, respectively.

At the end of December 2023, the nominal weighted average cost of gross debt was 104.9% CDI for the portion denominated in Brazilian real and 5.7% for the portion denominated in U.S. dollar. On December 31, 2023, the average gross debt term was 7.2 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gerdau S.A.
Long-Term Amortization	(R$ million)
2025	1.157
2026	168
2027	2.001
2028 and After	4.970
Total	8,296

Financial Agreements

Below are the material financial agreements outstanding at year end 2023:

Bonds

The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. In April, 2023, the Company, through its subsidiary Gerdau Trade Inc. (“GTI”), paid the totality of its 2023 Bonds at maturity, with principal amount of US$ 188.3 million (equivalent to R$ 931,1 million). On December 31, 2023, the outstanding balance of these bonds was as follows:

			Interest Payment		Initial Amount	Outstanding
Bond	Issuance Date	Maturity	Months	Coupon	(US$ million)	Balance (USD million)
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650	US$ 427 (R$ 2,067)
2030	November 21st, 2019	January 21st, 2030	January & July	4.250%	500	US$ 498 (R$ 2,410)
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500	US$ 481 (R$ 2,328)
					TOTAL	US$ 1,406
					TOTAL	R$ 6,805

Debenture

The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years. In May 2023, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 600 million. On December 31, 2023, the outstanding balance of these debentures was as follows:

						Outstanding
			Interest Payment		Initial Amount	Principal
Debenture	Issuance Date	Due Date	Months	Coupon	(R$ million)	(R$ million)
2026	April 25th, 2019	May 6th, 2026	May & November	107.25% CDI	800	800
					TOTAL	800

Other Financial Agreements

The Company and its subsidiaries maintain other financing contracts, mainly bilateral bank loans. On December 31, 2023, the outstanding balance of these loans was R$ 3,028 million. See Note 15- Short-Term Debt and Long-Term Debt in its Consolidated Financial Statements included herein for further details.

Credit Lines

In 2022, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,236 million) and final maturity in September 2027. On December 31, 2023, there were no outstanding loans under this facility.

Derivatives

Risk management objectives and strategies: The Company understands that it is subject to different market risks, such as fluctuations in exchange rates, interest rates and commodity prices. In order to carry out its strategy for profitable growth, the Company implements risk management strategies with the objective of mitigating such market risks.

The Company’s objective when entering into derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines. All outstanding derivative financial instruments are monthly reviewed by the Finance Committee, which validates the fair value of such financial instruments. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

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

The derivative financial instruments may include: interest rate swaps, cross currency/commodities swaps, currency options contracts and currency/commodities forward contracts.

Dollar forward contracts: the Company entered into NDF operations (Non Deliverable Forward) in order to mitigate the foreign exchange risk on assets and liabilities denominated in foreign currencies, mainly U.S. dollar. The counterparties of these transactions are financial institutions with low credit risk.

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2023	2022	2023	2022	2023	2022
Currency forward contracts
Maturity in 2024	buyed in US$	US$ 34.2 million	US$ 30.9 million	—	—	17,337	17,950

Commodity contracts
Maturity in 2024	buyed in US$	US$ 12.1 million	US$ 2.4 million	32	3,272	1,349	1,106

Swaps IPCA x DI
Maturity in 2024	99.2% CDI	R$ 450.0 million	—	734	—	356	—

Swaps USD x DI
Maturity in 2024	107.9% CDI	US$ 30.6 million	—	—	—	1,606	—

Total fair value of financial instruments				766	3,272	20,648	19,056

Fair value of derivatives	2023	2022
Current assets	766	3,272
	766	3,272
Fair value of derivatives
Current liabilities	20,648	19,056
	20,648	19,056

Net Income	2023	2022
Gains on financial instruments	39,895	83,465
Losses on financial instruments	(54,874)	(44,386)
	(14,979)	39,079
Other comprehensive income
Gains on financial instruments	783	—
Losses on financial instruments	—	(607)
	783	(607)

Capital Expenditures

2023 – Capital Expenditures

In fiscal year 2023, capital expenditure on fixed assets was approximately R$ 5.7 billion. Of this amount, 62% was allocated in Brazil Segment and the remaining 38% was allocated to another operations of Gerdau.

Brazil Segment — a total of R$ 3,499 million was invested in this operation for capital expenditures.

North America Segment — this business segment spent R$ 1,402 million in capital expenditures on fixed assets distributed throughout the units which compose this business segment.

South America Segment — the South American units spent R$ 217 million in capital expenditures on fixed assets distributed among the countries in which the units from this business segment are located.

Special Steel Segment — the special steel units spent R$ 518 million for capital expenditure on fixed assets, which were distributed throughout the units which compose this business segment.

2022 – Capital Expenditures

In fiscal year 2022, capital expenditure on fixed assets was approximately R$ 4.3 billion. Of this amount, 60% was allocated in Brazil Segment and the remaining 40% was allocated to another operations of Gerdau.

Brazil Segment — a total of R$ 2,592 million was invested in this operation for capital expenditures.

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

According to the World Steel Association (Worldsteel), steel production came to 1.9 billion tonnes in 2023, equal to levels from 2022. In the Americas, where Gerdau’s operations are located, Gerdau produced 11.5 million tonnes of steel in 2023, which registered continuing high levels, even with the 8.8% drop in 2023 compared to last year. Gerdau’s shipments reached 11.3 million tonnes, generating net sales of R$ 68.9 billion, 16.4% higher than in 2022. The Company’s intense focus on operating efficiency translated into a net income of R$ 7.5 billion in 2023.

For 2024, Gerdau’s perspectives remain positive, specifically in the U.S., where we believe the continuity of government policies and programs that encourage demand for steel in the region (Section 232, Inflation Reduction Act – IRA, Infrastructure Bill, Chips Act, among others) and the relocation of companies in the region (reshoring), could benefit the competitiveness of the steel industry and generate incentives for local demand in the long term. For the automotive industry, the prospects are good for the light vehicle market and heavy vehicles. According to ANFAVEA projections for 2024, light and heavy vehicle production volumes are expected to grow 5% and 32%, respectively, which may represent the beginning of a recovery in the Brazilian automotive industry. In the United States, data point toward a gradual recovery in the light vehicle market in 2024 with the expectation that the Fed will begin to cut interest rates.

The Company continues to invest in modernization and technology updates at its units, seeking to constantly improve the profitability and productivity of its assets. Besides that, the Company maintains its projects that can create value, such as Gerdau Next, which has been moving forward with the strategy of diversifying its businesses beyond steel in strategic verticals construtech, mobility, technology, and sustainability, absorbing opportunities in a dynamic market.

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

The recoverable amount of goodwill and long-lived assets

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2023 test were: a) North America: 3% (3% in December 2022); b) Special Steel: 3% (3% in December 2022); c) South America: 3% (3% in December 2022); and d) Brazil: 3% (3% in December 2022).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.25% (9.75% in December 2022); b) Special Steel: 11.00% (10.75% in December 2022); c) South America: 19.00% (18.00% in December 2022); and d) Brazil 11.75%: (11.75% in December 2022). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 12.99% (12.28% in December 2022); b) Special Steel: 14.04% (13.81% in December 2022); c) South America: 28.44% (26.47% in December 2022); and d) Brazil: 15.06% (15.56% in December 2022).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 6,432 million (R$ 10,426 million in 2022); b) Special Steel: R$ 2,832 million (R$ 5,299 million in 2022); c) South America: R$ 749 million (R$ 1,074 million in 2022); and d) Brazil: R$ 1,678 million (R$ 3,632 million in 2022).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows. An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,075 million (R$ 8,749 million in 2022); b) Special Steel: R$ 2,067 million (R$ 4,329 million in 2022); c) South America: R$ 657 million (R$ 953 million in 2022); and d) Brazil: R$ 343 million (R$ 2,306 million in 2022). On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,431 million (R$ 9,161 million in 2022); b) Special Steel: R$ 2,271 million (R$ 4,586 million in 2022); c) South America: R$ 702 million (R$ 1,011 million in 2022); and d) Brazil: R$ 719 million (R$ 2,673 million in 2022). It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value that is less than the book value in the Brazil segment of R$ 501 million (exceeded book value by R$ 1,357 million in 2022) and the recoverable amount exceeding the book value in the other segments, as shown below: North America: R$ 4,213 million (R$ 7,116 million in 2022); b) Special Steel: R$ 1,578 million (R$ 3,442 million in 2022) and c) South America: R$ 614 million (R$ 831 million in 2022).

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2023.

Provisions for tax, civil and labor claims

The significant judgment is related to recognition and measurement of provisions. Information regarding provisions for tax, civil and labor liabilities is presented in Note 19 of the Consolidated Financial Statements contained herein. The Company recognizes provisions for liabilities and probable losses that have been incurred when it has a present obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. The table below informs amounts of tax, labor and civil provisions:

	2023	2022
a) Tax provisions	1,737,984	1,530,040
b) Labor provisions	413,179	463,452
c) Civil provisions	34,662	32,511
	2,185,825	2,026,003

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

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax losses of R$ 282,387 (R$ 239,989 on December 31, 2022), which do not have an expiration date. The subsidiaries abroad had R$ 569,714 (R$ 1,105,130 as of December 31, 2022) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 277,348 (R$ 334,475 as of December 31, 2022), which expire at various dates between 2024 and 2044. Quantitative information regarding Deferred income and social contribution taxes booked as well as tax assets not booked due to the lack of expectation to use are presented in Note 8 of the Consolidated Financial Statements contained herein.

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2023 and 2022, respectively:

	2023
	Brazilian Plan	North America Plan
Average discount rate	9.03%	4,12% - 5,11%
Rate of increase in compensation	Not applicable	1.50%
Mortality table	AT-2000 per sex	RP-2006 and MP-2023
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2023
Rate of rotation	Null	Based on age and/or the service

	2022
	Brazilian Plan	North America Plan
Average discount rate	9.81%	5.05% - 5.11%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2022
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2022
Rate of rotation	Null	Based on age and/or the service

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

Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2021	12,469,334
Granted	2,228,196
Cancelled	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company. As of December 31, 2023, the Company has a total of 7,544,641 preferred shares in treasury and, according to Note 23, these shares may be used for serving this plan.

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

Cláudia Sender Ramirez

Gustavo Werneck da Cunha

Márcio Hamilton Ferreira

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Rubens Fernandes Pereira

Officers:

Aldo Tapia Castillo

Cesar Obino da Rosa Peres

Mauro de Paula

Wendel Gomes da Silva

The following is a brief summary of the business experience of our Board of Directors and Board of Executive Officers members:

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Degree in Law from Unisinos in 1995 and holds an MBA from the Kellogg School of Management, Illinois, USA.

•  Professional Experience: Has 38 years of experience at Gerdau and held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (2014-2017). He was Vice Chairman of the Board of Directors of Gerdau S.A. and Vice Chairman of the Metallurgica Gerdau S.A. Board of Directors, a publicly traded company, holding company of Gerdau S.A. (2018-2020). Currently is (i) Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of the Gerdau Institute, (iv) President of IEDI - Institute for Studies in Industrial Development; (v) Member of National Council for Industrial Development (CNDI) (vi) Board Member of the Superior Economic Council (COSEC) of FIESP (Federation of Industries of the State of São Paulo and (vii) Member of the Board of GAB – Global Advisory Board of Northwestern Kellogg.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

•  Education: Degree in Business Administration from the Pontifíca Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

•  Professional Experience: Has 41 years of experience at Gerdau and held the position of Chief Executive Officer (CEO) (2007-2017). He was President of the Worldsteel Association (2018-2019). Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees, (ii) Vice Chairman of the Board of Directors of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A., (iii) Board member of the Executive Committee of the Worldsteel Association, (iv) Board Member of Directors of Instituto Aço Brasil (Brazilian Steel Institute), (v) Board Member of Alacero (Latin American Steel Association), (vi) Vice Chairman of the Federation of Industries of São Paulo – FIESP, (vii) Vice Chairman of the Federation of Industries of Rio Grande do Sul – FIERGS and (viii) Board Member of Transforma RS.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

•  Professional Experience: Has 41 years of experience at Gerdau and held the position of Chief Operating Officer (COO) (2012-2017). In December 2017, he left his executive position at the Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (2015-2020), and Board Chairman of Metalúrgica Gerdau SA (2016-2020), a listed company, holding company of Gerdau S.A. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors at Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A.

ALBERTO FERNANDES (born in 1962)

•  Education: Degree in Mechanical and Production Engineering from the Polytechnic School of the Universidade de São Paulo - USP (1986).

•  Professional Experience: He started his career in the financial market in 1986. He worked as Commercial Director at Crédit Commercial at France Bank (1989-1997), Commercial Director at Lloyds Bank (1997-1999) and Executive Vice President of Itaú/BBA (1999-2019). Currently (i) Board Member at Gerdau S.A. and (ii) Board Member at Metalurgica Gerdau S.A., a listed company, holding company at Gerdau S.A., (iii) Senior Advisor at Morgan Stanley Brazil, (iv) Member of the Board at Direcional Engenharia (DIRR3) and JHSF (JHSF3), (v) Member of the Board at COPERSUCAR S.A., (vi) Chairman of the Board at Fulwood Logistica, (vii ) Member of the Board at CIVI-CO Social Impact Hub and (viii) Board Member of the Museu de Arte de São Paulo (MASP).

CLÁUDIA SENDER RAMIREZ (born in 1976)

•  Education: Degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

•  Professional Experience: Participated in Latam Airlines Brasil (2011-2019). For the last 5 years, she served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Currently is (i) Board Member of Gerdau S.A., (ii) Board Member of Embraer S.A., (iii) Board Member of Holcim (Switzerland) and (iv) Board Member of Telefonica (Spain). Also serves on the boards of NGOs such as: Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva.

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

•  Professional Experience: He has worked at Gerdau for 19 years. He held the positions of Executive Officer of Gerdau Long and Flat Steel Brazil, Industrial Officer of Gerdau India, Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as board member of the Instituto Aço Brasil (Brazilian Steel Institute) and “Juntos Somos Mais”.

MÁRCIO HAMILTON FERREIRA (born in 1972)

•  Education: Graduated in Administration from the Faculty of Administration of Brasília; Post-Graduation in Training for Senior Executives at Fundação Getúlio Vargas (FGV) and Certified as Board Member by IBGC.

•  Professional experience: He worked for more than 30 years at Banco do Brasil (1986-2019), where he held the position of Director of Capital Markets and Investments (2009), Director of Finance (2009-2012), Director of Credit (2012- 2014), Chief Executive Officer of BB Asset (2015-2017) and, from January 2017 onwards, he held the positions of Vice-President of Internal Controls and Risk Management and Vice-President of Wholesale Business. He was responsible for managing the pension plan at Brasilprev, holding the position of Chief Executive Officer (2020). He served as CEO of BB Seguros (2020-2021) and Executive Vice-President of the company ELO Serviços (2021-2022). He also served as Member of the Board of Directors of the Guarulhos Airport Concessionaire (2016-2017); Member of the Board of Directors of Invepar (2016-2017), Member of the Board of Directors of QUOD - Gestora de Crédito (2017-2019), Chairman of the Board of Directors of Brasilcap Capitalização S.A (2017-2019), President and Member of the Board of Administration of Neoenergia S.A (2015-2016 / 2017-2019 / 2020-2021), Chairman of the Board of Directors of BB DTVM (2017-2020), Member of the Board of Directors of Banco Patagonia (2019-2020), Member of the Board of Administration at Vale (2019), President and Member of the Board of Directors of Brasilprev Seguros Previdência (2020-2021). He was a Member of the Executive Board of Febraban (2017-2020), Anbima (2016-2017) and Fenaprevi (2020). He is currently a (i) Member of the Board of Directors of Livelo, (ii) Board Member at Gerdau S.A. and (iii) Board Member at Metalurgica Gerdau S.A., a listed company, holding company at Gerdau S.A.

RAFAEL DORNELES JAPUR (born in 1982)

•  Education: Bachelor’s degree in Business Administration and Graduate in Economics from UFRGS.

•  Professional Experience: Has started his career at Gerdau in 2005 as an intern in the Planning area. In 2006, he participated in the trainee program in the Planning and Management department. In 2015, he was promoted to Business Development Manager and, a year later, he became the leader of the debt and capital market management process in the Financial department. In 2018, he assumed the position of Planning, IT & Innovation Manager at Gerdau Diaco and Gerdau Metaldom, in Colombia. In 2020, he returned to Brazil as General Manager in the Financial Operations department. He currently holds the position of (i) Executive Vice President of Finance and CFO, responsible for Finance, Accounting and Tax departments. He is also an (ii) Investor Relations Officer at the companies Gerdau SA, Metalúrgica Gerdau SA and Seiva SA – Florestas e Indústrias, and (iii) Vice President Director of Gerdau SA and Metalúrgica Gerdau SA and Director of Seiva SA – Florestas e Indústrias.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

•  Education: Degree in Mechanical Engineering from the Federal University of Paraná (UFPR), with an MBA from the Manchester Business School (UK) and has studied Corporate Finance at ISAE/ FGV.

•  Professional Experience: 28 years of experience, with 20 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel, Corporate Commercial Officer, Commercial Officer of Gerdau Brazil Steel and Executive Vice-President – Brazil, Argentina and Uruguay. Also he was the Chairman of the board of the Instituto Aço Brasil (Brazilian Steel Institute) in 2021/22, where he currently serves as Board member. He was Board member of FIESP/ Concic Conselho Superior da Construção Civil; Board Member of ABRAMAT - Associação Brasileira dos Fabricantes de Materiais de Construção; (iii) Board Member of FIEMG (Federação das Indústrias do Estado Minas Gerais) - Strategic Council; (iv) Board member of ABM – Associação Brasileira de Metalurgia, Materiais e Mineração and (v) Board Member of Alacero (Associação Latino-americana do Aço). Currently holds the position of Executive Vice-President of Strategy and Gerdau Next at Gerdau.

RUBENS FERNANDES PEREIRA (born in 1972)

●  Education: Graduated in Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA), with an MBA in Business Administration from the MIT Sloan School of Management in Cambridge, USA.
●  Professional Experience: He worked as a Consultant at Booz Allen & Hamilton do Brasil (1995-1997) and Summer Intern at Booz Allen & Hamilton International (U.K.) LTD (1998). He was a Consultant and Project Leader at The Boston Consulting Group Brasil and The Boston Consulting Group INC. (1999-2004). In 2004, he joined Cargill Agrícola S.A., as Commercial Manager of the Oils & Fats Business, where he later held the positions of: Manager of Commercial Planning and Supply Chain – Consumer Products (2006-2008); General Manager – Consumer Products (2008-2010); General Manager – Cargill Foods Brazil (Consumer Products and Ingredients) (2011-2012); Business Unit Leader – Cargill Foods Brazil (2012-2016); Executive Director for South America and Global Director of Strategy and Innovation for the Vegetable Oils and Fats Business (2016-2018). He was Corporate Vice-President – Strategy, Management & Innovation at BRF S.A (2018-2020) and Executive Vice-President at Gerdau, responsible for the Special Steel Business Brazil - GSB (2020-2022). He currently holds the position of Vice-President of the Steel Brazil operation.

ALDO TAPIA CASTILLO (born in 1977)

•  Education: Degree in Industrial Engineering from the San Agustín National University (Peru), with an MBA from the CENTRUM Business School (Perú) and has studied an Advanced Management Program at Columbia University (New-York USA), a Senior Management and Innovation Program at Berkeley University of California (California-USA) and a Digital Transformation Program at Massachusetts Institute of Technology MIT (USA).

•  Professional Experience: 23 years of experience, with 16 years in Gerdau. In the last years he has held positions of Executive Director at Gerdau Siderperu – Peru, COO Chief Operating Officer, Logistic Manager and Sales Manager of Gerdau Siderperu; Also he was member of the board of Gerdau Siderperu in 2020-2023 and member of Alacero (Associação Latino-americana do Aço). Currently holds the position of (i) Executive Director at Gerdau Special Steel Brasil and (ii) Member of the board of Gerdau Summit.

CESAR OBINO DA ROSA PERES (born in 1962)

•  Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

•  Professional Experience: Has more than 39 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico (2010-2012). In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia (2013-2014), later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently holds the position of Commercial Officer of Gerdau Steel Brasil (GAB).

MAURO DE PAULA (born in 1962)

•  Education: Graduated in Economics from the Faculdade Don Bosco in Resende-RJ and completed his academic training with Foreign Trade Course at IBET in Rio de Janeiro-RJ and Master’s in Business Administration - MBA in Strategic Marketing at Universidade Federal de Pernambuco in Recife-PE.

•  Professional Experience: Has more than 33 years of experience in Gerdau, holding positions of Comercial Gerdau units Manager, Civil Construction National Sales Manager, Distribution National Sales Manager and Logistics Officer. He has served as Counselor of the company MRS Logística (2015/2016) and Member of the Board of Directors of INDA - National Institute of Steel Distributors (2016/2017). Currently holds the position of Comercial Gerdau Executive Officer.

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
●  Professional Experience: He has 26 years of professional experience, including 12 years of experience at Gerdau, where he held in the Mining area the positions of General Commercial Manager, General Commercial and Logistics Manager, General Industrial Manager and Executive Manager. Currently he is Director of Mining and Raw Materials at the Company, (ii) Board Member of the MRS and (iii) Chairman of the Raw Materials Committee of the World Steel.

Family Relationships

André Bier Gerdau Johannpeter, Claudio Johannpeter, Guilherme Chagas Gerdau Johannpeter and Richard Chagas Gerdau Johannpeter are cousins. Guilherme Chagas Gerdau Johannpeter and Richard Chagas Gerdau Johannpeter are brothers.

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

In 2023, the cost of management compensation, in salaries, variable compensation, benefits and terminations, was R$ 64.3 million. The cost of management’s social charges totaled R$ 17.1 million. The total compensation paid to Managers and Directors was R$ 81.4 million. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 5% of participants are in the Defined Benefit plans and 95% in a Defined Contribution plan.

During 2023, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 2 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

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

On December 18, 2020 new amendments to the Long-Term Incentive Plan were approved at the Extraordinary General Meeting of Gerdau SA, which aim at aligning the long-term compensation incentives of senior leadership through performance goals that may be met. based on the economic-financial indicator EVA (Economic Value Added), and on sustainability indicators, which will consider a combination of indicators that are part of the SCORECARD ESG. There was also the inclusion of complementary programs such as ILP Matching and specific retention actions (ILP Spot).

The Long-Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 24 for a complete summary of the stock option plans):

Grant Price*:	R$	11,12	R$	13,22	R$	14,99	R$	20,06	R$	25,60*	R$	25,95*	R$	28,01*
Grant Date:		01/01/17		01/01/18		01/01/19		01/01/20		01/01/21		01/01/22		01/01/23
Vesting Date:		03/01/24		03/01/21		03/01/22		02/01/23		02/01/24		02/01/25		02/01/26
Expiration Date:		03/31/24		03/31/21		03/31/22		02/28/23		02/28/24		02/28/25		02/01/26
Grant Restricted Share		628,945		778,667		699,402		616,684		507,985		504,155		1,215,448
Grant Restricted Share (Bonus):		—		—		—		—		27,933		111,636		29,290
Exercised Restricted Share		83,105		778,667		698,094		616,684		42,476		38,156		16,628
Cancelled Restricted Share		—		—		1,308		—		63,902		59,892		101,885
Balance Restricted Share		545,840		—		—		—		429,540		517,742		1,126,225
Grant Performance Share		916,567		272,940		280,081		218,255		218,638		187,367		1,330,634
Grant Performance Share - Performance Adjustment		19,216		79,862		86,713		95,983		—		—		—
Exercised Performance Share		117,021		352,802		364,832		314,238		29,422		2,899		16,349
Cancelled Performance Share		—		—		1,962		—		11,878		15,521		152,828
Balance Performance Share		818,761		—		—		—		177,338		168,946		1,161,458

*The price of the share granted was retrospectively adjusted to take into account the effect of the increase in share capital with the issuance of shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 23 of the Financial Statements.”

C.	BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it has taken part in Corporate Governance – “Level 1 Listing Rules of the São Paulo Stock Exchange” managed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) since 2001.

Furthermore, Gerdau S.A. also has 14 corporate policies as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of significant acts and facts. The aim is to maintain a fast and efficient flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates transactions in the Company´s securities, ensuring transparency in transactions in the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors; employees and executives of the Company who have access to any privileged information, among others; (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interest of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and their family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated Companies or companies under shared control; (d) “Human Rights Policy”: which establishes guidelines that foster respect for human rights in all business activities, and support the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights.; (e) “Anti-Corruption Policy”: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulate Gerdau’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforce the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti-corruption and anti-money laundering laws, and meet the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) “Sustainability Policy”: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) “Compliance Policy”: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, compliance management being the individual obligation of each of Gerdau’s employees; (h) “Risk Management Policy”: which establishes corporate guidelines for risk management, scope, definitions and organizational structure and assigns responsibility for identification and treatment, in order to prevent or minimize their impact on risk factors; (i) “Tax Policy”: which lists and discloses the key commitments and guidelines applicable to actions related to the tax positioning of the business environments in places where Gerdau operates. This policy states and reiterates Gerdau’s commitment to complying with the laws and guiding principles on tax issues surrounding our business environments; (j) “Integrated Policy”: which reinforces Gerdau´s commitment with Health and Safety, Environment and Quality; (k) “Diversity and Inclusion Policy”; (l) “Clawback Policy”; (m) Code of Ethics and Conduct: which is a fundamental and mandatory document for all Gerdau employees and Board of Directors, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; (n) Code of Ethics and Conducts for Third Parties: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

The board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers.

Board of Directors: the Board of Directors is responsible for determining the board direction of Gerdau’s business. The Board may have up to 11 members; currently there are 7 members and 3 of them are independent Directors. The Board has the following four Committees: Compensation, Corporate Governance, Finance, and Strategy and Sustainability. According to the Ordinary General Shareholders’ Meeting, held on April 17, 2023, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2023 fiscal year, such meeting currently planned to be held on April 16, 2024, are:

Chairman

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Claudio Johannpeter (2) and (4)

Members

Alberto Fernandes (2) and (3)

Claudia Sender Ramirez (1) and (2)

Gustavo Werneck da Cunha (1), (2), (3) and (4)

Márcio Hamilton Ferreira (2)

Other Committee members:

Marcos Eduardo Faraco Wahrhaftig (3)

Rafael Dorneles Japur (3) and (4)

Raul Fernando Schneider (3)

Richard Chagas Gerdau Johannpeter (3)

(1) Member of the Compensation and Succession Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Finance Committee

(4) Member of the Strategy and Sustainability Committee

The Committees created to support the Board of Directors are:

Compensation and Succession Committee: responsible for evaluating and endorsing CEO’s recommendation regarding compensation and main executives’ performance, proposing them to Board of Directors; evaluating individual compensation of CEO, Directors and the responsible for compliance, proposing them to Board of Directors; evaluating CEO and responsible for compliance performances, establishment of goals and strategic for professional development, proposing them to Board of Directors; evaluate the strategic, policy and budget regarding fixed compensation, short and long-term incentives, severances, retentions, commissions, benefits, retirement pension and other programs regarding the global compensation of the employees, proposing them to Board of Directors; opining about the organizational structures of the Company proposing it to the Board of Directors the significant measures; and approving position promotion of statutory Officers and non-statutory Officers.

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

Board of Executive Officers: statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General Shareholders’ Meeting is held to approve managements’ accounts for the 2023 fiscal year, such meeting currently planned to be held on April 16, 2024, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Rubens Fernandes Pereira

Officers:

Aldo Tapia Castillo

Cesar Obino da Rosa Peres

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

Pursuant to an exemption under Section 10A-3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) does not need to have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a board and if such a board meets certain requirements. Pursuant to this exemption, a Board of Auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full Board of Directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

●	be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);
●	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
●	have the authority to engage independent counsel and other advisors as deemed necessary, to carry out its duties; and
●	receive appropriate funding from the Company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

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

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Tarcisio Beuren	11/15/1953	Effective	2017
Aroldo Salgado de Medeiros Filho	10/01/1970	Effective	2023
Herculano Aníbal Alves	02/27/1953	Alternate	2017
João Odair Brunozi	02/07/1953	Alternate	2021
Marcelo Rodrigues de Farias	10/03/1969	Alternate	2023

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

AROLDO SALGADO DE MEDEIROS FILHO (born in 1970)

● Education: Graduated in Economic Sciences from UERJ, Post-Graduation in Business Administration from IBMEC/RJ, Post-Graduation in Capital Markets from FGV/RJ (1995) and Organizational Leadership Course at University of Oxford – Said Business School.

● Professional Experience: He worked at the Banco do Brasil Conglomerate from 1984 up to 2023, working in the following areas: Asset management (management of investment funds, management of strategic projects and back-office), bank finance and treasury, asset management in pension funds. He held positions of Executive Manager, Financial and Pension Director, and Chief Executive Officer at BB Asset Management from Dec//202 to July/2023.. He was Member of the Fiscal Council at Visanet S.A. (2001-2003), Alternate Member of the Fiscal Council at Eluma S.A. Indústria e Comércio (2005-2007), Board Member at 202 Participações S.A (2002), Board Member at Nitrocarbono S.A (2002-2003), Board Member at Solpart Participações S.A.(2003-2004) , Board Member at Pronor Petroquímica S.A.(2002-2010), Member of the Fiscal Council at UBS BB(2021-2022), Board Member at BB SECURITIES ASIA (2019-2021), Board Member at BB SECURITIES LONDON (2019-2021). He is currently (i) Board Member at LIVELO, (ii) Board Member at UBS BB, (iii) Member of the Fiscal Council at Ativos Securitização S.A. and (iv) Supervisory Board member at Gerdau S.A.

HERCULANO ANÍBAL ALVES (born in 1953)

● Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

● Professional Experience: Worked in the financial market, as Investment Director, Equities Portfolio Manager, Investment Analyst and Credit Analyst at: BRAM – Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998-2001), Board Member of GP’s Private Equity Technology Fund (2001-2005), Member of the Fiscal Council of Gerdau S.A. (2017-2018), Member of the Fiscal Council Grupo Fleury and Ecorodovias (2018-2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013-2019), Partner at Araxá Investimentos (2015-2016) and Partner at Barigui Gestão de Recursos (2015-2023). Currently is (i) Board Member of Tim Brasil, (ii) Board Member of Marfrig Brasil Foods, (iii) Member of the Fiscal Council of Cielo, (iv) Member of the Fiscal Council of Grendene, (v) Member of the Fiscal Council of Metalúrgica Gerdau,(vi) Alternate Fiscal Advisor to the Gerdau S.A and (vii) Chairman of the Fiscal Council of Tivio Asset Management.

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

MARCELO RODRIGUES DE FARIAS (born in 1969)

● Education: Graduated in Data Processing from Universidade Veiga de Almeida, MBA in Corporate Finance from Universidade Cândido Mendes and Master’s in Administration from IBMEC – RJ, Certification of Board Member from IBGC.
● Professional Experience: He has experience in the areas of Finance, Company and Project Valuation, ESG, Credit Analysis and Structured Operations, Strategic Planning, Corporate Governance and Organizational Consulting. He was Credit Analysis Division Manager at BB Asset (2013-2019) and Executive Manager of Governance, Regulation and Compliance at BB Asset (2019-2020). He is currently (i) Executive Manager of Analysis and Domestic Allocation at BB Asset, (ii) Deliberative Advisor at AMEC Brasil - Association of Investors in the Capital Market and (iii) Collaborating professor at IBMEC Online.
D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2023	17,389	9,982	27,371
2022	18,372	9,825	28,197
2021	18,102	9,637	27,739

Extended Work Force*	Brazil	Other Countries	Total
2023	5,290	1,262	6,552
2022	6,200	1,317	7,517
2021	6,420	1,346	7,766

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2023, the Company employed 27,371 at its industrial units, excluding jointly controlled entities, 64% of this total is based in Brazil and the remainder in South America and North America, which have 3,681 and 6,301 employees, respectively.

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

The following table shows the individual holdings of shares in preferred and common stock in Gerdau S.A. for each director and executive officer as of December 31, 2023.

			Preferred Shares
	Common Shares		(with restricted
Shareholder	(with voting rights)%		voting rights)%
Claudio Johannpeter	—	—	506,713	0.00
André Bier Gerdau Johannpeter	—	—	196,405	0.00
Guilherme Chagas Gerdau Johannpeter	—	—	215,705	0.00
Claudia Sender Ramirez	—	—	5,020	0.00
Rubens Fernandes Pereira	—	—	53,712	0.00
Gustavo Werneck da Cunha	—	—	281,532	0.00
Rafael Dorneles Japur	—	—	6,320	0.00
Cesar Obino da Rosa Peres	—	—	—	0.00
Marcos Eduardo Faraco Wahrhaftig	—	—	—	0.00
Alberto Fernandes	—	—	—	0.00
Mauro de Paula	—	—	48,886	0.00
Márcio Hamilton Ferreira	—	—	—	—
Wendel Gomes da Silva	—	—	39,961	0.00
TOTAL			1,354,254	0.00

The Company has different employee stock option plans for each of its subsidiaries. See Note 27 — Long-Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013, 2014, 2015, 2016, 2017, 2018,2019, 2020, 2021, 2022 and 2023 awards (all Gerdau S.A. preferred shares) to each Board member and executive officer, with a current mandate, up to December 31, 2023. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units					Performance Share Units
						Grant with
						performance
Names	Grant	Bonus	Exercised	Cancelled	Balance	adjustment	Exercised	Cancelled	Balance
Alberto Fernandes	5,729	286	—	—	6,015	—	—	—	—
Aldo Tapia Castillo	5,332	667	—	—	5,999	7,999	—	—	7,999
Andre Bier Johannpeter	1,944,832	14,000	1,410,114	18,080	530,639	1,595,647	1,193,533	47,138	354,976
Cesar Obino da Rosa Peres	78,611	1,285	68,334	—	11,562	80,169	64,429	324	15,416
Claudia Sender Ramirez	24,088	825	6,594	984	17,335	—	—	—	—
Claudio Johannpeter	1,781,788	14,000	1,285,751	18,080	491,957	1,312,535	979,435	36,146	296,954
Guilherme Gerdau Johannpeter	1,069,365	14,000	660,076	18,080	405,209	394,593	216,261	11,500	166,832
Gustavo Werneck da Cunha	798,492	51,303	388,070	—	461,725	1,361,198	745,267	299	615,632
Marcio Hamilton Ferreira	—	—	—	—	—	—	—	—	—
Marcos Eduardo Faraco Wahrhatig	407,538	43,135	62,456	—	388,217	610,583	91,435	1,526	517,623
Mauro de Paula	64,409	1,136	54,019	1,308	10,217	68,515	52,575	2,320	13,620
Rafael Dorneles Japur	65,179	6,975	1,066	—	71,088	87,688	2,399	—	85,289
Rubens Fernandes Pereira	213,132	16,889	49,850	—	180,171	199,880	—	—	199,880
Wendel Gomes da Silva	38,638	2,852	15,818	—	25,672	62,354	28,125	—	34,229
Total	6,497,133	167,353	4,002,148	56,532	2,605,806	5,781,161	3,373,459	99,253	2,308,448

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

As of December 31, 2023, Gerdau S.A. had 600,526,442 common shares and 1,148,995,967 non-voting preferred shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s bylaws, however, specific rights are assured to the non-voting preferred stock. See the bylaws of Gerdau S.A. attached to this Annual Report.

The table below presents certain information as of December 31, 2023, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau S.A.’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of the Gerdau S.A. as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	585,793,846	97.5	—	—
JP Morgan Chase Bank	—	—	363,605,689	31.4
Members of the board of directors and executive officers as a group (14 members)	—	—	1,354,254	0.12

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau hold 97.5% of the voting capital stock of Gerdau S.A. and thus has the ability to control the Company’s Board of Directors as well as its management and operations.

On December 31, 2023 there were 363,605,689 ADSs outstanding, representing 31.44% of Gerdau S.A. preferred shares and the number of United States record holders was 54 (based solely on their addresses).

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

The Company’s transactions with related parties are presented below:

Item	INTRA-GROUP AGREEMENTS Purpose of the Agreement	Relationship with issuer	Original Amount		Maturity or Deadline	Termination or extinction conditions	Outstanding Amount
			In thousands of R$	Date			December 31, 2023	Largest amount during the period covered
1	In September 2022, the Company concluded the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,236 million on 12/31/2023). The operation aims to provide liquidity to subsidiaries and companies with shared control in North America and Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide guarantee to this transaction, which matures in September 2027.	Joint-venture / Subsidiary	4,730,775	09/30/2022	Sep-27	Maturity	-	-
2	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650 million.	Subsidiary	2,056,535	10/12/2017	Oct-27	Settlement of the agreement	2,064,877	2,166,857
3	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500 million.	Subsidiary	2,100,600	11/21/2019	Jan-30	Settlement of the agreement	2,410,967	2,530,039
4	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,505	10/18/2012	Oct-37	Settlement of the agreement	246,906	259,100
5	Co-guarantee for GUSAP III LP in the 30-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,117,100	04/16/2014	Apr-44	Settlement of the agreement	2,328,873	2,443,891
6	Guarantee granted to Gerdau Aços Longos S.A. raised a loan from BRB Pró DF II	Subsidiary	12,834	08/05/2009	Jun-38	Settlement of the agreement	12,216	12,216
7	Gerdau S.A. has accounts receivable derived from sales to parent company and subsidiaries.	Subsidiaries	-	-	-	Maturity	409,224	409,224
8	Gerdau S.A. has accounts payment derived from buys to parent company and subsidiaries.	Subsidiaries	-	-	-	Maturity	205,529	205,529
9	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	-	09/17/2010	Undetermined	No maturity	2,140,587	3,423,317
10	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 75 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	73	80

11	Balance receivable of R$ 9,951 thousands, which is fully guaranteed by means of a personal guarantee, consisting of 5 annual installments of R$ 3,534 thousands, adjusted by the positive variation of the IPCA, referring to the sale to controlling shareholders of a property located at Avenida Farrapos, 1811, Porto Alegre/RS	Parent company	21,204	-	Aug-25	No maturity	9,951	14,518
12	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	-	-	Undetermined	No maturity	271,632	321,882
13	Rio Paraná Energy: Guarantee granted for the obligations set forth in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paraná Energia S.A. and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. in the up to limit amount of R$ 35,451 thousand with maturity on March 1, 2024.	Subsidiaries	35,451	01/01/023	Mar-24	Maturity	35,451	35,451
14	Guarantee granted for the obligations provided for in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paranapanema Energia SA and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. up to the limit amount of BRL 59,644 thousand with maturity on March 1, 2024.	Subsidiaries	59,644	01/01/2023	Mar-24	Maturity	63,024	63,024
15	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco BNP Paribas in the amount of R$ 400 million with maturity on November 16, 2025.	Subsidiary	400,000	01/01/2021	Nov-25	Maturity	400,000	400,000
16	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 73,330 thousands, equivalent in MXN.	Joint-venture	384,262	09/09/2021	Sep-26	Settlement of the agreement	419,120	419,120
17	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 43,760 thousand, equivalent in MXN.	Joint-venture	207,326	09/10/2021	Sep-26	Maturity	250,039	244,827
18	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco Santander in the amount of R$ 400 million with Maturity on November 27, 2024.	Subsidiary	400,000	12/08/2022	Nov-24	Maturity	400,000	400,000
19	Guarantee granted to Gerdau Açominas S.A due to the financing contracted with Banco Santander in the amount of R$ 400 million with maturity on November 27, 2024.	Subsidiary	400,000	12/08/2022	Nov-24	Maturity	400,000	400,000
20	Guarantee granted regarding Electricity Sale and Purchase Agreement, signed on May 23, 2023, between the beneficiary Comerc Power Trading and the guarantor Gerdau Aços Longos.	Subsidiary	437	05/23/2023	Jan-24	Maturity	437	437
21	Guarantee granted to Gerdau Açominas S.A. due to the financing contracted with Banco Santander in the amount of R$ 375 million with maturity on May 6, 2025.	Subsidiary	375,000	05/02/2023	May-25	Maturity	375,000	375,000

22	Guarantee granted to Gerdau Aços Longos S.A. due to the financing contracted with Banco Itaú in the amount of R$ 375 million with maturity on May 5, 2025.	Subsidiary	375,000	05/04/2023	May-25	Maturity	375,000	375,000
23	Guarantee granted to Gerdau Aços Longos S.A. due to the financing contracted with Bradesco Bank in the amount of R$ 150 million with maturity on April 15, 2024.	Subsidiary	150,000	09/15/2023	Apr-24	Maturity	150,000	150,000
24	The subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A signed a CGD - Global Derivatives Contract with ABC Bank that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Subsidiaries	-	06/30/2023	Undetermined	No maturity	365	365
25	The subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A signed a CGD - Global Derivatives Contract with Banco Safra that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Subsidiaries	-	08/14/2023	Undetermined	No maturity	-	-
26	The associate Newave Energia S.A signed a CGD - Global Derivatives Contract with Banco BTG that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Associate	-	08/23/2023	Undetermined	No maturity	9,887	9,887
27	The Company and its subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A signed a CGD - Global Derivatives Contract with BOFA Bank that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Subsidiaries	-	08/30/2023	Undetermined	No maturity	1,380	1,380
28	The associate Newave Energia S.A signed a CGD - Global Derivatives Contract with XP Bank that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Associate	-	09/20/2023	Undetermined	No maturity	9,887	9,887

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2023.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2023, 2022, and 2021 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2023	2022	2021	2023	2022	2021
Tax	1,737,984	1,530,040	1,270,473	1,828,611	1,603,136	1,449,699
Labor	413,179	463,452	435,803	56,640	67,911	73,709
Civil	34,662	32,511	34,750	178,819	154,852	135,971

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Tax Provisions

Tax provisions are related to:

●  R$ 112,848 related to ICMS (state VAT), mostly in regarding of the right of offsetting credits.
●  R$ 90,581 related to Social Security Contributions asset on the payroll.
●  R$ 1,137 related to Recomposição Tarifária Extraordinária – RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.
●  R$ 512,263 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.
●  R$ 645,608 related to tax uncertainties related to Corporate Income Tax - IRPJ and Social Contribution on Net Income – CSLL.
●  R$ 8,799 related to other taxes, which were classified as probable loss.

The Company and its subsidiaries are parties to other tax claims, described within this document on Item 3. D – Risk Factors. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 413,179 as of December 31, 2023. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2023, represented R$ 56,640.

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,028,176. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 34,662 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2023, amounted to R$ 180,285.

Other contingent liabilities with remote probabilities of losses, involving uncertainties regarding their occurrence, and, therefore, not recorded as provisions, are presented below:

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

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court. The Appeal to the Supreme Federal Court was dismissed. Upon unanimous decision, the Superior Court of Justice (STJ) dismissed the fine, acknowledging that there was not due legal process, considering that CADE conducted the case without the proper market analysis and related facts (see STJ, REsp 1.979.138 - DF (2021/0405949-3).

The decision of the STJ was appealed by CADE to the Supreme Federal Court (STF) (see STF, RE 1.466.465 – DF). The Chief Justice has already rejected the appeal on the grounds that the case lacks any constitutional matter to be examined. Both CADE and the Attorney-General of the Republic (PGR – Procurador-Geral da República) have now filed appeals against his decision to the Court.

The Company denies having been engaged in any type of anti-competitive conduct.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of approximately R$ 595,649. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

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

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves (“Adjusted Net Income”). In order to convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services (“Custodian”) uses the significant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the Company’s paid-in capital. On December 31, 2023, Gerdau S.A.’s legal reserve amounted to R$ 2,528.7 million or 12.5% of total paid-in capital of R$ 20,215.3 million.

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

Law No. 11,638, of December 28, 2007, and Law No. 11,941, of May 27, 2009, amended a number of provisions of Law No. 6,385/76 and Law No. 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

CVM has issued Resolution N. 80, dated as of March 29, 2022, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Resolution N. 80/22 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the Company’s significant information and to update the information contained therein as soon as any significant changes occur.

In addition to such reporting requirements, the occurrence of certain events also requires disclosure of information to the CVM, the B3, or even the public. These include (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation. On March 31, 2022, the CVM issued Resolution N. 85, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.

The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by a company’s respective intermediaries. The trading of a company’s securities on the B3 may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the B3 or the CVM based on a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law No. 4,131/62 and CMN (Conselho Monetário Nacional) Resolution N. 3,844/10 or as a portfolio investment under CMN Resolution N. 4,373/14 and CVM Instruction N. 560/15, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction No.1,863, as of December 27, 2018. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are currently traded on the New York Stock Exchange:

New York Stock Exchange

On March 10, 1999, Gerdau S.A. obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2023, 1.8 billion ADSs were traded, a figure 52% lower than in 2022, representing a trading volume of US$ 9.10 billion, equivalent to a daily average of US$ 36.4 million. In 2022, 3.5 billion ADSs were traded, being a volume 20.7% higher than 2021 and representing a trading volume of US$ 19.74 billion, equivalent to a daily average of US$ 78.3 million.

Subsequent Event

Latibex — Madrid Stock Exchange

From December 2, 2002 to January 15, 2024, Gerdau S.A.’s preferred shares were traded on the Latibex, the Madrid Stock Exchange devoted to Latin American companies traded in Euros. The shares were traded in Spain under the symbol XGGB in the form of Depositary Receipts (“DRs”), each corresponding to one preferred share.

On December 27, 2023, a formal request was submitted to the Latibex to initiate the necessary procedures for the delisting of XGGB shares. In the end of 2023, a total of 300 thousand Gerdau preferred shares were traded on the Latibex, representing a trading volume of €1.6 million, equivalent to a daily average of €6.1 thousand.

The request to delist the Company’s shares traded on Latibex was granted on February 16, 2024, and the Company is no longer listed on it. The Company’ shares continue to be traded on the Stock Exchange of São Paulo, Brazil (B3 S.A. – Brasil, Bolsa, Balcão) and in the form of ADR in New York, United States (New York Stock Exchange – NYSE).

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s Bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 and its last amendment was made on April 17, 2023.

The consolidated Bylaws set forth herein as Exhibit 1.1.

Objects and purposes

According to the Article 2 of the Company’s Bylaws, Gerdau S.A. has the following purposes:

a)	holding interests in the capital of companies engaged in the industry and trade of steel and/or metallurgical products, with plants integrated or not integrated to ports, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and management of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities referred to in Law No. 8.630, of February 25, 1993; and
b)	industry and trade exploitation in steel products in general, laminates, drawn and iron and steel products, smelting of iron, steel and other metals, including through representation, import and exporting of goods related to its industrial and commercial activities, technical assistance and service provision.

Summary of Special Conditions Relating to Directors and Officers

Although the Bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere to the provisions of Law 6.404/76 (Corporate Law), which regulates corporations in Brazil, and also observe the rules of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (B3).

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

Rights to dividends

All common and preferred shares enjoy the same rights to dividends, which are established by the Company’s Bylaws as a minimum mandatory percentage of 30% of net income, with the following adjustments:

a)	the addition to the following amounts:
●	amounts arising during the fiscal year from the reversal of previous contingency reserves;
●	amounts resulting from the realization, during the fiscal year, of profits that have previously been transferred to the unrealized profit reserve line;
●	amounts arising from the realization during the fiscal year of increases in the value of assets, as a result of new valuations, recorded as revaluation reserve.
b)	the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

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

Subject to the requirements aforementioned, any shareholder whose shares with or without voting rights represent one-half percent or more of the capital shall be entitled to request a list of the addresses of the shareholders.

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

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders shall observe the CVM Resolution No. 44, of August 23, 2021 (“CVM Resolution 44”) enacted by the Brazilian Securities Commission (CVM), which sets forth that:

“Article 12. The direct or indirect controlling shareholders and the shareholders that elected members of the Board of Directors and the Board of Auditors, as well as any person or company or group of people acting together or representing the same interest, who carry out relevant negotiations, shall send to the company the following information:

I - the announcers’ name and qualification, indicating their Brazilian Tax Payer Number;

II - objective of the participation and quantity envisaged, if it is the case, including a declaration of the buyer that purchases will not alter the composition of the control or administrative structures of the company;

III - number of shares and other securities, and derivative financial instruments referenced in such shares, whether for physical or financial settlement, explaining the quantity, class and type of shares referenced;

IV - indication of any agreement or contract regulating the right to vote or purchase and sale securities issued by the company; and

V — if the shareholder has its residence or domicile abroad, the name or social denomination and the Brazilian Tax Payer Number of its attorney or legal representative in the country, in compliance with section 119 of Law 6,404 of 1976.

Paragraph 1. It is considered relevant negotiations the business or the set of business through which direct or indirect people referred to in the caput exceeds, upwards or downwards, the levels of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on, of the type or class of shares representing the share capital of a publicly-held company

Paragraph 2. The obligations provided for in the caput and paragraph 1 are also extended to the acquisition of any rights over shares and further securities stated there and the execution of any derivative financial instruments referenced in shares referred to in the caput, although there is no provision for physical settlement..

Paragraph 3 In the cases provided for in Paragraph 2, the following rules must be observed:

I – the shares directly held and those referenced by derivative financial instruments of physical settlement must be considered together for the purposes of verifying the percentages referred to in Paragraph 1 of this article;

II – the shares referenced by derivative financial instruments with exclusively financial settlement forecast must be computed independently of the shares referred to in section I for the purpose of verifying the percentages referred to in Paragraph 1 of this article;

III – the number of shares referenced in derivative instruments that provide economic exposure to the shares cannot be offset by the number of shares referenced in derivative instruments that produce inverse economic effects; It is

IV – the obligations set out in the caput of this article do not extend to structured operations certificates, securities index funds and other derivative financial instruments in which shares issued by the company have a weight of less than 20% (twenty percent) .

Paragraph 4. The communication referred to in the caput shall be performed immediately after the mentioned participation is accomplished.

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

Paragraph 6. The Investor Relations Officer is responsible for transmitting the information, as soon as they are received by the company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the company trades its shares, as well as update the IAN form in the correspondent field.”

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

Bonds — The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. In April, 2023, the Company, through its subsidiary Gerdau Trade Inc. (“GTI”), paid the totality of its 2023 Bonds at maturity, with principal amount of US$ 188.3 million (equivalent to R$ 931.1 million). On December 31, 2023, the outstanding balance of these bonds was US$ 1,406 million (equivalent to R$ 6,805 million).

Debenture — The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years. In May, 2023, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 600 million. On December 31, 2023, the outstanding balance of these debentures was R$ 800 million.

GGWCF — In September 2022, the Company concluded the structuring of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,236 million) and maturity on September 2027. On December 31, 2023, there were no outstanding loans under this facility.

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

CVM Resolution 13/20 exempted the individual foreign investor from obtaining registration with CVM, requires that his representative send, prior to the start of operations, the information requested in an electronic system made available by CVM or by the organized market administrator that has formalized a partnership or similar instrument with CVM for this purpose. The representative of the foreign investor may be an intermediary institution through which the investor operates in the Brazilian exchange market. This resolution started on May 2, 2022.

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

On December 29, 2021, Law No. 14.286 was sanctioned, creating transactions where payments with international currency will be allowed in Brazil, and allowing banks and financial institutions to invest, allocate or lend resources in Brazil or abroad while facilitating the use of Brazilian currency in international transactions. The law provides the creating of further specific regulation and entered into force on December 30, 2022, following alterations regulated by Law No. 14.596 and No. 14.651 of 2023.

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

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the Brazilian authorities intend to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. These bills have not advanced during the year of 2023, but it is expected that they will advance in 2024.

On December 20, 2023, a broad reform on the rules pertaining to the taxation of consumption was approved, by means of the Constitutional Amendment no. 123/23, which also determined that, within 90 days, the Executive Branch should send the National Congress a Bill for the reform on the rules pertaining to the taxation of income, which may include a repeal of the current exemption of dividend distributions.

In any case, it is not yet possible to anticipate the exact terms of the intended taxation, and such new taxation rules would only become effective as of January 1, 2025, at the earliest, if approved by the Brazilian National Congress in 2024.

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

Such payments of interest on shareholders’ equity made to a Non-Resident Holder are generally subject to withholding income tax at the rate of 15%, such rate being increased to 25% if the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction (please refer to “—Tax Favorable Jurisdictions” for a definition of this concept).

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

Although the Brazilian legislation currently in force allows payments of interest on shareholders’ equity for a number of years the Brazilian Congress has been discussing some measures to restrain and even repeal the deductibility of payments of interest on shareholders’ equity.

On December 29, 2023, by means of Federal Law no. 14,789/23, rules on the limitation of the amount payable and deductible as interest on shareholders’ equity were passed. The Federal Law determined that, when applying the TJLP over the net equity accounts, the following accounts should be disregarded: (i) the paid-in share capital; (ii) the positive variation of accounts that do not represent effective inflow of funds to the company, with an definite increase in net equity; and (iii) reserves formed out of net profits derived from government gifts or grants.

These rules entered into force on January 1, 2024, and may impact the amounts to be paid by the Company in the future as interest on shareholders’ equity.

It is possible that new restrictions on these payments will be passed in the context of the reform on the rules pertaining to the taxation of income, described in the “Dividends” topic, above, with effects as from January 2025.

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

Gains realized on a disposition of common or preferred shares carried out on the Brazilian stock exchange are:

●	exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank – “Qualified Portfolio Investor” (in particular the National Monetary Council Resolution no. 4,373, of September 29, 2014) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or
●	subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

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

Tax Favorable Jurisdictions

The concept of “Tax Favorable Jurisdiction” is defined by Federal Law 9,430, of December 27, 1996, with the wording given by Federal Law no. 14,596, of June 14, 2023, and included the countries or locations (1) that do not impose income tax, (2) where the maximum income tax rate is lower than 17% or (3) whose laws do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents. Normative Ruling no. 1,037, of June 04, 2010, expressly lists the countries or locations that fit into such definition.

The same Federal Law no. 9,430/96 also sets forth the concept of “Privileged Tax Regimes”; said regimes are also expressly listed by Normative Ruling no. 1,037/10. Notwithstanding, the mentioned concept does not seem significant for purposes of determining the tax treatment applicable to investments made by Non-Resident Holders of common shares, Preferred Shares and ADSs, although one cannot completely disregard the risk that tax authorities argue otherwise.

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

Foreign currency sensitivity analysis

As of December 31, 2023, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a loss of R$ 18,772 (gain of R$ 113,778 as of December 31, 2022). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 29,939 as of December 31, 2023 (R$ 32,377 as of December 31, 2022) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2023, totals R$ 689,164 (R$ 824,122 as of December 31, 2022) and the variation in the price of raw materials and other inputs totals R$ 425,232 as of December 31, 2022 (R$ 486,066 as of December 31, 2022). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2023, the depositary reimbursed the Company in the amount of US$ 1,629,174 gross (US$ 1,140,422 net of withholding taxes)

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met. Based on their evaluation as of December 31, 2023, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck, the Chief Financial Officer and Executive Vice President, Rafael Dorneles Japur, the Accounting Director, Clemir Uhlein, the Director of Corporate Communication, Pedro Torres Pinto and the Corporate Legal Manager Rafael Lebensold. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2023, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

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

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended on December 31, 2023 and December 31, 2022:

	2023	2022
Audit fees	10,368	9,612
Audit-related fees	909	166
All other fees	—	—
Total	11,277	9,778

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

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of 3 (three) independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in its case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Board of Auditors composed of 3 (three) to 5 (five) members who are elected by the shareholders at the Ordinary General Meeting of Shareholders. The Board of Auditors operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of the management of the Company, examine the financial statements of each fiscal year and provide a formal report to its shareholders.

The Company has a permanent Board of Auditors that consists of 3 (three) but up to 5 (five) members and 3 (three) but up to 5 (five) alternates and which has ordinary meetings every two months. The members of Gerdau S.A.’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau S.A. believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter and which the Gerdau S.A. believes meets the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, Gerdau S.A. believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as a committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices – Board of Auditors”.

The Board of Auditors members are elected at the Ordinary Shareholders’ Meeting for one-year terms. They are eligible for reelection. In Gerdau S.A. the Board of Auditors consists of 3 (three) members and 3 (three) alternates. As required by Brazilian law, members of the Board of Auditors must be college graduates or have held office for at least 3 (three) years as business administrators or as members of boards of auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

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

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau establishes operating principles for governance, and it observes the requirements of the Brazilian Securities Commission (CVM) and it has adhered to the Level I listing standards of the B3. Furthermore, Gerdau S.A. also has the following corporate policies: (i) Securities Trading Policy; (ii) Related-Party Transactions Policy; (iii) Information Disclosure Policy ; (iv) Risk Management Policy; (v) Compliance Policy; (vi) Sustainability Policy; (vii) Anti-Corruption Policy; (viii) Human Rights Policy; (ix) Tax Policy; (x) Integrated Policy; (xi) Diversity and Inclusion Policy, (xii) Clawback Policy; and (xiii) Code of Ethics and Conduct.

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

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

As a Brazilian publicly traded company, Gerdau S.A. follows Brazilian Law and CVM Resolution No. 44, of August 23, 2021, in addition to having adopted a “Securities Trading Policy” and the Code of Ethics and Conduct. The Securities Trading Policy applies to the purchase, sale and other dispositions by our Board of Directors, Fiscal Counsel, senior management and employees and has been reasonably designed to promote and control compliance with insider trading laws, rules and regulations and the treatment of confidential and non-public information.

The Securities Trading Policy and the Code of Ethics and Conduct are set forth herein as Exhibits 14.02 and 11.01, respectively.

ITEM 16K.          CYBERSECURITY

Cybersecurity Disclosure:

Cybersecurity is a significant concern due to the importance of information technology to the successful conduct of our business operations. For that reason, Gerdau maintains a cybersecurity program to safeguard information assets and operations from both external and internal cyber threats.

Information Security Governance:

Gerdau maintains a dedicated structure for Information Security Governance and we have an executive, known as CISO, dedicated to leading the Information Security and Data Protection effort.

The CISO of Gerdau is an experienced and qualified professional in information security and related areas. With extensive international experience in leading critical projects and global teams, he has over 27 years of executive experience in corporate IT, with more than 22 years specifically focused on information security executive roles.

Before joining Gerdau, he worked at companies such as Hewlett-Packard (HP), Electronic Data Systems (EDS), and Netshoes (retail e-commerce), and has experience in the industrial sector with EMS – Pharmaceuticals industry.

He holds a bachelor’s degree in information technology, a postgraduate degree in Business Administration, an MBA in Cybersecurity, and a specialization in Cyber Risk Management. Additionally, he has numerous international certifications in Information Security and Data Privacy, including EXIN Information Security, EXIN Certified Data Protection Officer, Cyber Risk Management from Fundação Getulio Vargas (FGV), and Modulo Certified Security Officer from Modulo Security Solutions.

We also have an internal team with qualified specialists and analysts to conduct and evaluate the adequacy of the security and data protection controls and the corporate information security program, providing regular reports to executives and the Board of Directors.

This team is responsible for:

●	Threat Detection and Monitoring: Identify and analyze potential cybersecurity threats and vulnerabilities through continuous monitoring.
●	Incident Response: Develop and implement strategies to respond effectively to cybersecurity incidents, minimizing damage and ensuring a swift recovery.
●	User Awareness Training: Educate employees on cybersecurity best practices to reduce the risk of human-related security breaches.

●	Risk Assessment: Conduct regular assessments to identify and prioritize potential risks to the organization’s information systems.
●	Compliance Management: Ensure adherence to cybersecurity regulations, industry standards, and internal policies.
●	Security Policy Development: Establish and enforce security policies to guide the organization’s information security practices.
●	Network and Endpoint Security: Implement measures to secure networks, endpoints, and devices against cyber threats.
●	Cloud Security: Implement and manage security measures specific to cloud environments to ensure the protection of data and resources.
●	Secure Development Practices: Promote and enforce secure coding practices during software development to minimize vulnerabilities.
●	Information Security Architecture: Design and implement a comprehensive architecture that aligns with security best practices, ensuring a resilient and secure information environment.
●	Collaboration with IT Teams: Work closely with IT teams to integrate security measures seamlessly into IT infrastructure and applications.
●	Data Protection: Implement measures to protect sensitive data, including encryption, access controls, and secure data storage.
●	Security Awareness Programs: Promote a culture of cybersecurity awareness among all employees to foster a collective commitment to security.

Additionally, Gerdau has contracts with globally recognized information security service providers to offer advisory and operational support in the areas of information security and data protection.

The CISO presents the Security Roadmap and the cybersecurity matters to the Board of Directors at least annually.

Cyber Risks Management:

Gerdau employs a risk-based information security process that aligns with both the National Institute of Standards and Technology (NIST) and the ISO 31000 framework. This approach is applied to conduct risk assessments for technologies, third-party suppliers, as well as its IT and OT networks.

The relevant results of these assessments are reported and presented to the corporate risk management team and the Board of Directors on a regular basis.

We have identified and mapped the main cyber risks faced by the Company, with the most relevant ones being threats of hacker attacks such as ransomware on corporate systems, cyberattacks targeting infrastructure and industrial systems, and unauthorized access to sensitive data. Our proactive approach involves continuous assessment and monitoring of these risks within the cybersecurity risk management process.

Risk Mitigation Strategies:

We have implemented various strategies to mitigate these risks, emphasizing investments in security technologies such as firewalls, disk encryption, detecting and respond systems (EDR), Data Loss Prevention systems and intrusion detection systems.

We have a security awareness program in place to train our employees against cyberfrauds and social engineering attacks.

There is an OT cybersecurity framework currently in the implementation phase to address vulnerabilities in the industrial control systems and operational technology environments.

We also operate a Global Security Operations Center, which monitors and manages security tools 24/7, 365 days a year, including Security Information and Event Management (SIEM) technology. This enables us to promptly identify and respond to threats and incidents.

Additionally, we maintain an internal team specialized in cybersecurity management and incident response. Continuous employee training and partnerships with security experts for assessment and audits further strengthen our cybersecurity measures.

Despite the cybersecurity measures Gerdau is implementing to mitigate these risks, there is no guarantee that these measures will be sufficient to protect Gerdau’s systems and other assets from significant harm. Furthermore, future cybersecurity incidents may have a material adverse effect on the Company, impacting its results of operations, financial condition, or causing reputational harm and other adverse consequences.

Policies and Procedures:

The Company adheres to rigorous internal policies and procedures related to cybersecurity, such as corporate guidelines covering aspects such as strong password policies, regular password changes, incident response procedures in case of security breaches, and access controls with privilege restrictions.

These corporate guidelines are regularly reviewed, communicated to all operations and employees, including third parties. Similarly, they are made available on Gerdau’s intranet for online reference.

Incident Report:

There were no cybersecurity incidents during the year.

In the same way we have developed and maintain a Comprehensive Cybersecurity Incident Response Plan to identify critical roles and ensure the restored functioning of our operations in the event of a significant cybersecurity incident.

This comprehensive plan is not a static document; rather, it is a dynamic framework that undergoes regular review and updates to stay ahead of emerging threats. We conduct periodic assessments and adjustments to guarantee its relevance and effectiveness in the ever-evolving cybersecurity landscape.

Additionally, we also have an incident response service provider to support our team to prevent and respond to cyber incidents.

Finally, despite maintaining an incident response plan and a robust system backup strategy, the service recovery time may vary depending on the severity and scope of an incident. It is not possible to specify with precision; however, through tests and exercises, we consider that this time frame can range from 12 hours to two weeks, depending on the severity and extent of the incident.

Cyber Insurance:

The company does not have specific insurance for cyber incidents. However, it has coverage under industrial infrastructure insurance against impacts arising from cyber incidents that may physically impact the infrastructure of industrial operations. This strategic measure reinforces our commitment to protecting and ensuring the continuity of operations, demonstrating the comprehensive approach taken to safeguard our company against evolving cyber threats.

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

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements

(b)	List of Exhibits

1.01	Bylaws of Gerdau S.A. ±

2.(a)(1)	Corporate Governance – Level 1 Listing Rules — B3*

2.(a)(2)

Further Amended and Restated Deposit Agreement dated as of March 22, 2019, among the Company, JPMorgan Chase Bank, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder. **

2(b)(1)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

4.03	Long-term incentive plan*****

11.01	Code of Ethics******

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

14.01	Clawback Policy ±

14.02	Securities Trading Policy ±

23.01	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.±

23.02	Consent of KPMG Auditores Independentes Ltda.±

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Incorporated by reference to Exhibit 2(a)(1) to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on April 23, 2012.

**Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-230439), filed with the Securities and Exchange Commission on March 22, 2019.

*** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-171217) filed with the Securities and Exchange Commission on December 16, 2010.

**** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

***** Incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F (File No. 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: March 28, 2024	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2023 and 2022
and for each of the three years in the period

ended December 31, 2023
prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gerdau S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment

As described in Notes 11 and 29.2 to the consolidated financial statements, the Company has a consolidated goodwill balance of R$ 10,825,148 thousand as of December 31, 2023 and the goodwill balance associated with the North America and Special Steel cash generating units (“CGUs”) were R$ 6,885,024 thousand and R$ 3,566,989 thousand, respectively. Management performs impairment tests of goodwill for each of its CGUs at least annually, or whenever changes in events or circumstances indicate that the carrying value of goodwill may be impaired. When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes an impairment charge. The recoverable amount is the higher of fair value less costs of disposal and value in use. The Company’s management determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of goodwill includes significant judgments and assumptions relating to growth rates in perpetuity and discount rates.

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

Recoverability of deferred tax assets

As described in Notes 2.10 and 8 to the consolidated financial statements, the Company has a net amount of R$ 2,015,310 thousand of deferred tax credits (“IRPJ and CSLL”) in its consolidated balance sheet as of December 31, 2023. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income, which is supported by projections prepared by management. These assessments consider the historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. The future taxable income projections used by management to estimate the recoverability of these deferred tax assets includes significant judgments and assumptions relating to growth rates as well as movements in the temporary tax differences.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets is a critical audit matter are (i) a high degree of auditor judgment, subjectivity in applying our procedures relating to the reasonableness of the estimated recoverability of deferred tax assets through the assessment of the Company’s ability to generate sufficient future taxable income; (ii) assessing the significant judgments and assumptions; and (iii) professionals with specialized skills and knowledge were used to assist in performing these procedures and evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy and integrity of the tax data, significant assumptions and the projected future taxable income used to assess the recoverability of deferred tax assets. These procedures also included, among others, (i) evaluating the reasonableness of management’s assessment of future taxable income generation; (ii) testing the completeness and accuracy of tax loss carryforwards and temporary tax differences, (iii) evaluating the appropriateness of the recoverability analysis method and the reasonableness of the projection for the recoverability of deferred tax assets; and (iv) evaluating the completeness, accuracy and sufficiency of disclosures. Professional with specialized skill and knowledge were used to assist in the evaluation of the tax calculation bases.

/s/PricewaterhouseCoopersAuditores Independentes Ltda.

Porto Alegre, Brazil

March 28, 2024

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Gerdau S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of income, comprehensive income, changes in equity and cash flows of Gerdau S.A. and its subsidiaries (the “Company”) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Company’s auditor from 2017 to 2021.

/s/ KPMG Auditores Independentes Ltda.

Porto Alegre, Brazil

March 30, 2022

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2023 and 2022

In thousands of Brazilian reais (R$)

	Note	2023	2022
CURRENT ASSETS
Cash and cash equivalents	4	3,005,645	2,475,863
Short-term investments	4	2,338,097	2,959,135
Trade accounts receivable - net	5	4,875,394	4,999,004
Inventories	6	15,227,778	17,817,585
Tax credits	7	1,009,824	1,392,417
Income and social contribution taxes recoverable		986,068	815,197
Dividends receivable		1,036	5,048
Assets held for sale	3.4	1,210,041	—
Fair value of derivatives	17	766	3,272
Other current assets		543,288	789,901
		29,197,937	31,257,422

NON-CURRENT ASSETS
Tax credits	7	1,916,100	511,547
Deferred income taxes	8	2,219,461	2,164,477
Judicial deposits	19	2,064,070	1,825,899
Other non-current assets		355,390	700,377
Prepaid pension cost	21	11,695	9,179
Investments in associates and joint ventures	9	3,858,449	3,896,518
Goodwill	11	10,825,148	11,634,464
Leasing	13	1,182,654	960,876
Other intangibles	12	373,710	415,159
Property, plant and equipment, net	10	22,880,530	20,422,734
		45,687,207	42,541,230

TOTAL ASSETS		74,885,144	73,798,652

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2023 and 2022

In thousands of Brazilian reais (R$)

	Note	2023	2022
CURRENT LIABILITIES
Trade accounts payable - domestic market	14	4,120,701	4,241,819
Trade accounts payable - debtor risk	14	584,320	653,085
Trade accounts payable - imports	14	1,196,162	1,724,019
Short-term debt	15	1,783,201	2,492,262
Debentures	16	14,421	628,886
Taxes payable	18	512,935	395,212
Income and social contribution taxes payable		502,766	497,243
Payroll and related liabilities		845,848	1,056,325
Leasing payable	13	373,151	275,934
Employee benefits	21	209	516
Environmental liabilities	22	139,395	262,018
Fair value of derivatives	17	19,042	19,056
Other current liabilities		1,192,461	1,216,206
		11,284,612	13,462,581

NON-CURRENT LIABILITIES
Long-term debt	15	8,296,474	8,687,355
Debentures	16	799,212	798,887
Related parties	20	24,992	24,890
Deferred income taxes	8	204,151	96,341
Provision for tax, civil and labor liabilities	19	2,185,825	2,026,003
Environmental liabilities	22	378,274	222,634
Employee benefits	21	706,767	893,378
Fair value of derivatives	17	1,606	—
Leasing payable	13	904,451	754,709
Other non-current liabilities		859,917	533,681
		14,361,669	14,037,878

EQUITY	23
Capital		20,215,343	19,249,181
Capital reserves		11,597	11,597
Treasury stocks		(150,182)	(179,995)
Retained earnings		25,914,830	22,172,561
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		5,972,041	7,767,520
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		49,058,959	46,116,194

NON-CONTROLLING INTERESTS		179,904	181,999

EQUITY		49,238,863	46,298,193

TOTAL LIABILITIES AND EQUITY		74,885,144	73,798,652

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2023, 2022 and 2021

In thousands of Brazilian reais (R$)

	Note	2023	2022	2021

NET SALES	25	68,916,447	82,412,210	78,345,081
Cost of sales	30	(57,583,992)	(63,661,156)	(57,527,721)
GROSS PROFIT		11,332,455	18,751,054	20,817,360
Selling expenses	30	(716,195)	(733,026)	(715,830)
General and administrative expenses	30	(1,491,441)	(1,454,592)	(1,390,121)
Other operating income	30	1,033,506	246,313	979,760
Other operating expenses	30	(522,476)	(210,042)	(460,029)
Eletrobras compulsory loan recovery	19	—	—	1,391,280
Results in operations with subsidiary and joint ventures	3.4	—	—	(162,913)
Impairment of financial assets	30	(10,728)	(81)	357
Equity in earnings of unconsolidated companies	9	827,606	1,151,827	563,158
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		10,452,727	17,751,453	21,023,022
Financial income	31	903,019	606,362	249,024
Financial expenses	31	(1,396,789)	(1,563,158)	(1,433,087)
Bonds repurchase expenses	31	—	—	(264,687)
Exchange variations, net	31	(850,375)	(974,709)	(108,373)
Tax credits monetary update	31	253,002	—	788,741
(Losses) Gains on financial instruments, net	31	(14,979)	39,079	17,928
INCOME BEFORE TAXES		9,346,605	15,859,027	20,272,568

Current	8	(1,810,459)	(3,709,414)	(4,306,223)
Deferred	8	837	(670,061)	(407,407)
Income and social contribution taxes		(1,809,622)	(4,379,475)	(4,713,630)

NET INCOME		7,536,983	11,479,552	15,558,938
ATTRIBUTABLE TO:
Owners of the parent		7,501,565	11,425,512	15,494,111
Non-controlling interests		35,418	54,040	64,827
		7,536,983	11,479,552	15,558,938

Basic earnings per share - preferred - (R$)	24	4.29	6.53	9.09
Basic earnings per share - common - (R$)	24	4.29	6.53	9.09

Diluted earnings per share - preferred - (R$)	24	4.26	6.50	9.04
Diluted earnings per share - common - (R$)	24	4.26	6.50	9.04

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2023, 2022 and 2021

In thousands of Brazilian reais (R$)

	2023	2022	2021
Net income for the year	7,536,983	11,479,552	15,558,938
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	176,214	(205,592)	225,507
Cumulative translation adjustment	(2,405,155)	(1,335,109)	1,275,767
Recycling of cumulative translation adjustment to net income	—	13,239	193,334
Unrealized Gains (Losses) on net investment hedge	247,924	488,146	(695,102)
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	783	(607)	1,907
	(1,980,234)	(1,039,923)	1,001,413
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	96,570	245,853	252,532
	96,570	245,853	252,532

Other comprehensive (loss) income, net of tax	(1,883,664)	(794,070)	1,253,945

Total comprehensive income for the year, net of tax	5,653,319	10,685,482	16,812,883

Total comprehensive income attributable to:
Owners of the parent	5,625,696	10,634,205	16,753,253
Non-controlling interests	27,623	51,277	59,630
	5,653,319	10,685,482	16,812,883

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2023, 2022 and 2021

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
						Investments and		Transactions with	Gains and	Gains and
					Tax	working		non-controlling	losses on net	losses on	Cumulative
		Capital	Treasury	Legal	Incentives	capital	Retained	interests without	investment	financial	translation			Total parent	Non-controlling	Total Shareholder’s
	Capital	Reserve	stocks	reserve	Reserve	reserve	earnings	change of control	hedge	instruments	adjustment	Pension Plan	Stock Option	company’s interest	interests	Equity
Balance as of January 1, 2021	19,249,181	11,597	(229,309)	908,946	887,590	5,495,796	—	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2021 Changes in Equity
Net income	—	—	—	—	—	—	15,494,111	—	—	—	—	—	—	15,494,111	64,827	15,558,938
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(695,102)	1,907	1,699,980	252,357	—	1,259,142	(5,197)	1,253,945
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	15,494,111	—	(695,102)	1,907	1,699,980	252,357	—	16,753,253	59,630	16,812,883
Long term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	(138,193)	(138,193)	(59)	(138,252)
Long term incentive plan exercised during the year	—	—	76,900	—	—	67,029	—	—	—	—	—	—	—	143,929	53	143,982
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,962)	(18,962)
Complementary dividends	—	—	—	—	—	(528)	—	—	—	—	—	—	—	(528)	—	(528)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	756,334	—	—	(756,334)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	367,430	—	(367,430)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	9,014,747	(9,014,747)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	341,150	(341,150)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,014,450)	—	—	—	—	—	—	(5,014,450)	(54,234)	(5,068,684)
Balance as of December 31, 2021 (Note 23)	19,249,181	11,597	(152,409)	1,665,280	1,255,020	14,918,194	—	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	—	—	—	—	—	—	11,425,512	—	—	—	—	—	—	11,425,512	54,040	11,479,552
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	488,146	(607)	(1,524,510)	245,664	—	(791,307)	(2,763)	(794,070)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	11,425,512	—	488,146	(607)	(1,524,510)	245,664	—	10,634,205	51,277	10,685,482
Effects of the share buyback program	—	—	(1,073,124)											(1,073,124)	—	(1,073,124)
Long term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	30,583	30,583	100	30,683
Long term incentive plan exercised during the year	—	—	21,452	—	—	24,102	—	—	—	—	—	—	—	45,554	12	45,566
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(33,845)	—	—	—	—	—	(33,845)	(19,761)	(53,606)
Cancellation of treasury stocks	—	—	1,024,086	—	—	(1,024,086)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum estatutory undistributed in 2021	—	—	—	—	—	(341,555)	—	—	—	—	—	—	—	(341,555)	—	(341,555)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	545,251	—	—	(545,251)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	520,478	—	(520,478)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	4,277,165	(4,277,165)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	332,712	(332,712)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,749,906)	—	—	—	—	—	—	(5,749,906)	(60,996)	(5,810,902)
Balance as of December 31, 2022 (Note 23)	19,249,181	11,597	(179,995)	2,210,531	1,775,498	18,186,532	—	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	—	—	—	—	—	—	7,501,565	—	—	—	—	—	—	7,501,565	35,418	7,536,983
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	247,924	783	(2,221,071)	96,495	—	(1,875,869)	(7,795)	(1,883,664)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	7,501,565	—	247,924	783	(2,221,071)	96,495	—	5,625,696	27,623	5,653,319
Increase in Capital through capitalization of Retained earnings	966,162	—	—	—	—	(966,162)	—	—	—	—	—	—	—	—	—	—
Long term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	80,390	80,390	47	80,437
Long term incentive plan exercised during the year	—	—	29,813	—	—	6,520	—	—	—	—	—	—	—	36,333	17	36,350
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,590)	(9,590)
Dividend in excess of the minimum estatutory undistributed in 2022	—	—	—	—	—	(333,151)	—	—	—	—	—	—	—	(333,151)	—	(333,151)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	318,142	—	—	(318,142)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	1,138,728	—	(1,138,728)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	3,403,240	(3,403,240)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	174,952	(174,952)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(2,466,503)	—	—	—	—	—	—	(2,466,503)	(20,192)	(2,486,695)
Balance as of December 31, 2023 (Note 23)	20,215,343	11,597	(150,182)	2,528,673	2,914,226	20,471,931	—	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2023, 2022 and 2021

In thousands of Brazilian reais (R$)

	Note	2023	2022	2021
Cash flows from operating activities
Net income for the year		7,536,983	11,479,552	15,558,938
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	30	3,047,212	2,866,699	2,658,561
Equity in earnings of unconsolidated companies	9	(827,606)	(1,151,827)	(563,158)
Exchange variation, net	31	850,375	974,709	108,373
Losses (Gains) on derivative financial instruments, net	31	14,979	(39,079)	(17,928)
Post-employment benefits		235,977	246,958	255,477
Long-term incentive plans		157,979	104,714	65,289
Income tax	8	1,809,622	4,379,475	4,713,630
Gain (Loss) on disposal of property, plant and equipment		27,525	(25,579)	(77,417)
Results in operations with subsidiary and joint ventures		—	—	162,913
Impairment (Reversal) of financial assets	5	10,728	81	(357)
Provision (reversal) of tax, civil, labor and environmental liabilities, net		160,245	295,021	125,641
Tax credits recovery	19.V	(1,098,218)	—	(1,182,082)
Interest income on short-term investments		(481,624)	(309,782)	(170,671)
Interest expense on loans	31	840,069	964,607	1,059,841
Interest expense on leases liabilities	13	127,787	88,370	68,789
Interest on loans with related parties	20	—	199	(6,089)
Provision (Reversal) for net realizable value adjustment in inventory, net	6	12,036	43,843	(2,812)
		12,424,069	19,917,961	22,756,938
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable		(294,509)	290,579	(1,614,047)
Decrease (Increase) in inventories		1,305,424	(2,039,135)	(7,704,329)
(Decrease) Increase in trade accounts payable		(355,416)	(995,598)	2,534,329
(Increase) Decrease in other receivables		(107,171)	(284,826)	290,658
Decrease in other payables		(434,100)	(1,597,602)	(386,447)
Dividends from associates and joint ventures		461,292	425,493	117,438
Purchases of short-term investments		(7,223,644)	(3,588,529)	(3,010,084)
Proceeds from maturities and sales of short-term investments		7,908,990	3,434,859	3,595,212
Cash provided by operating activities		13,684,935	15,563,202	16,579,668

Interest paid on loans and financing		(858,301)	(968,851)	(1,100,826)
Interest paid on lease liabilities	13	(127,787)	(88,370)	(68,789)
Income and social contribution taxes paid		(1,560,137)	(3,355,643)	(2,893,120)
Net cash provided by operating activities		11,138,710	11,150,338	12,516,933

Cash flows from investing activities
Purchases of property, plant and equipment	10	(5,209,128)	(4,291,873)	(3,026,023)
Proceeds from sales of property, plant and equipment, investments and other intangibles		40,661	48,322	82,635
Additions in other intangibles	12	(127,195)	(189,382)	(166,310)
Shares repurchase from joint venture	9	47,006	—	—
Capital (increase) decrease in associate and joint venture	9	(524,185)	(26,751)	113,595
Net cash used by investing activities		(5,772,841)	(4,459,684)	(2,996,103)

Cash flows from financing activities
Acquisition of interest in subsidiary		—	(46,153)	—
Purchases of Treasury stocks		—	(1,073,124)	—
Dividends and interest on capital paid		(2,683,328)	(5,891,690)	(5,339,426)
Proceeds from loans and financing		1,776,684	2,263,311	609,703
Payment of loans and financing		(2,830,684)	(3,201,126)	(5,116,621)
Leasing payment		(388,202)	(310,226)	(275,854)
Intercompany loans, net		102	2,721	139,556
Net cash used in financing activities		(4,125,428)	(8,256,287)	(9,982,642)

Exchange variation on cash and cash equivalents		(710,659)	(119,158)	5,262

Increase (Decrease) in cash and cash equivalents		529,782	(1,684,791)	(456,550)
Cash and cash equivalents at beginning of year		2,475,863	4,160,654	4,617,204
Cash and cash equivalents at end of year		3,005,645	2,475,863	4,160,654

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 — GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tonnes of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 28, 2024.

Subsequent Event

On February 15, 2024, the request submitted by Gerdau S.A. to the Latin American Stock Market (“Latibex”), the Madrid Stock Exchange devoted to Latin American companies traded in Euros, for the cancellation of the registration of XGGB shares was granted and, since then, its shares are no longer listed in this trading environment.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 — Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with and are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards requires Management to make accounting estimates. The areas that involve judgment or use of estimates significant to the Consolidated Financial Statements are stated in Note 2.17. The Consolidated Financial Statements have been prepared using historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2023.

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

d) Hyperinflation in Argentina

Since July 2018, Argentina has been considered a hyperinflationary economy due to its accumulated inflation in the previous three years above 100%, thus, the application of the accounting and disclosure standard in a highly inflationary economy (IAS 29) has been required. According to IAS 29, the non - monetary assets and liabilities, shareholders’ equity and income statement of subsidiaries operating in highly inflationary economies are adjusted by the change in the general purchasing power of the currency, applying a consumer price index and their values are shown in the monetary unit of measurement at the end of the year and then translated and recognized in the Cumulative translation adjustment in Equity (see more details in Note c iii above). As a result of the above, the Company has applied the IAS 29 concepts to its subsidiaries in Argentina, which effects are presented in the line of Exchange variations, net in the income statement.

2.3 — Financial Assets

At initial recognition, a financial asset is classified as measured at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income. Financial assets are not reclassified after initial recognition, unless the Company changes the business model for the management of financial assets. The Company performs an evaluation of the business model objective in which a financial asset is held in the portfolio because this better reflects the way in which the business is managed.

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

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that have a defined useful life are amortized over their useful lives using an amortization method that reflects the period of economic benefit use of the intangible asset to record amortization through the period of use of that intangible and is recorded in the cost of sales account. The intangible relationship with customers and suppliers is amortized based on an accelerated method that considers the expected future economic benefit provided over time by these new acquired customers and suppliers. Mining exploration rights are classified as Other intangible assets.

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

b) Derecognition

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled, or expired. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. In the derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the income statement.

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

2.15 — Revenue Recognition

Net sales are presented net of taxes and discounts. The significant judgment made by the Company is presented in Note 2.17 and regarding revenue recognition it considers that such recognition is derived from the sole performance obligation to transfer its products or services in accordance with contracts and commercial agreements. The transfer of control and the fulfillment of the Company’s performance obligation occur at the same time, at which time the revenue of sale of goods and services is recognized by the Company. It is also considered that the buyer obtains the benefits of the acquisitions, the potential cash flows, and the amount of revenue (transaction price) can be reliably measured, and the consideration must be transferred, meaning that the Company is likely to receive the consideration to which it is entitled in exchange for the products or services.

For the Company’s operations, generally the revenue recognition criteria are met when its products are delivered to its customers (CIF term) or to a carrier that will transport the goods to its customers (FOB term) and these are the times when the Company has generally fulfilled its performance obligations.

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

2.16 — Investments in Environmental Protection and Environmental liabilities

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are recorded as expense. Liabilities are recorded when environmental assessments or remedial efforts are probable, and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions significant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology, and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value when the aggregate amount of the obligation and the amount and timing of cash disbursements are established or can be reliably estimated.

2.17 — Use of Judgements and Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities, and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates with respect to estimates referring mainly to revenue recognition (Note 2.15), the recoverable amount of goodwill and long-lived assets (Note 29), with respect to the need and the amount of provisions for tax, civil and labor claims (Note 19), recoverability of deferred tax assets (Note 8), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (Note 21), and long-term incentive plans through the selection of the valuation model and rates (Note 26). Actual results could differ from those estimates.

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

d) Loss of control of a subsidiary

When control of a subsidiary is lost because of a transaction, event or other circumstance, the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent and becomes the initial carrying amount for subsequent accounting for the retained interest.

2.19 — Segment Information

The bodies responsible for making operational decisions, allocating resources, and evaluating performance include the Board of Executive Officers and the Board of Directors, collectively the “senior management”. The information presented to the senior management with the respective performance of each segment is derived from the records kept in accordance with IFRS Accounting Standards, with some reallocations between the segments.

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

2.20 — Earnings per Share

The tables presented in Note 24 reconcile net income to the amounts used to calculate basic and diluted earnings per share. The Company has no instruments considered antidilutive that should be excluded from the calculation of diluted EPS.

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

2.25 — Assets held for sale

The Company presents the balances of investments in the joint ventures in Colombia and the Dominican Republic held for sale in a specific line of the Balance Sheet, called Assets held for sale. The Company measures assets classified as held for sale at the lesser of their carrying amount and fair value less costs to sell.

2.26 — New accounting standards

The issued and/or reviewed IFRS Accounting Standards made by the IASB that are effective for the year started in 2023 had no impact on the Company’s Financial Statements. In addition, the IASB issued/reviewed some IFRS Accounting Standards, which have mandatory adoption for the year 2024 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

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

- Amendment to IAS 12 – Income Taxes. It clarifies aspects related to the recognition and disclosure of deferred tax assets and liabilities related to the Pillar Two Model Rules published by the Organization for Economic Co-operation and Development (OECD).This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024, for Spain and Canada. It is a fact that in all countries in which the Company has relevant industrial and commercial activities, its subsidiaries are taxed at nominal tax rates on income higher than 15%. There is no expectation for the years 2024 and following that there will be legislative changes or extraordinary transactions that result in effective income tax rates of less than 15% in the geographies in which the company carries out relevant industrial and commercial activities. Thus, the Company does not expect significant exposure to Pillar Two effects in any of the jurisdictions in which it operates, and consequently, does not expect significant impacts on its Financial Statements regarding the entry into force of this rule change, with no exceptions to be applied and disclosed.

- Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements. They clarify aspects related to the disclosure of information on supplier finance that allow users of financial statements to assess the effects of these arrangements on the Company’s liabilities and cash flows, as well as exposure to liquidity and risk. These amendments to the standards are effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 21 – Lack of Exchangeability. It clarifies aspects related to accounting treatment and disclosure when a currency lacks exchangeability into another currency. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2025. The Company does not expect material impacts on its Financial Statements.

- On March 6, 2024, the SEC approved new rules that will require climate-related disclosures by public companies, including evaluation and disclosure of certain climate-related financial metrics in their audited financial statements. These rules are effective for fiscal years beginning on/or after January 1, 2025. The Company is currently evaluating the impact of the rule changes.

2.27 - Risks of international conflicts

International conflicts may have a material adverse effect on the overall macroeconomic environment, which may include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential responses to sanctions, may have further destabilizing effects on financial markets and in certain commodity markets. A conflict may escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally and may adversely impact the Company’s results of operations and financial condition.

NOTE 3 — CONSOLIDATED FINANCIAL STATEMENTS

3.1 — Subsidiaries

Listed below are the significant consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2023	2022	2021
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4) (**)	Brazil	75.36	47.34	70.62
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	—	—	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(**) The percentage of participation including interest of the parent company Metalúrgica Gerdau S.A. in the investment fund is 77.92% in 2023, 62.14% in 2022 and 73.54% in 2021.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP and Chaparral Steel Company.
(2) Subsidiaries: Gerdau Açominas Overseas Ltd.
(3) Subsidiary: Gerdau MacSteel Inc.
(4) Fixed-income investment fund managed by Santander Bank.
(5) Subsidiary: Siderco S.A.
(6) Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A. and Cluster Industrial S.A.

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

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital (*)
		2023	2022	2021
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00	75.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Diaco S.A.	Colombia	49.85	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.16	27.50	27.50
Addiante S.A.	Brazil	50.00	50.00	—
Ubiratã Tecnologia S.A.	Brazil	50.00	50.00	—
Brasil ao Cubo S.A. (Note 3.4)	Brazil	44.66	—	—

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

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The summarized financial information of these joint ventures, accounted for under the equity method, is presented below:

	Joint ventures
Joint ventures	2023	2022	2021
Cash and cash equivalents	1,560,816	948,019	1,146,411
Total current assets	6,212,742	5,358,394	6,175,859
Total non-current assets	6,362,085	4,817,960	5,223,576
Short-term debt	389,433	454,518	890,039
Total current liabilities	3,821,055	3,574,475	4,360,043
Long-term debt	633,163	921,164	2,054,530
Total non-current liabilities	1,210,572	1,232,537	2,374,207
Net sales	13,605,661	14,978,713	12,263,023
Cost of sales	(8,907,668)	(12,072,326)	(10,075,640)
Income before financial income (expences) and taxes	1,998,139	2,424,468	1,396,769
Financial income	211,149	339,310	349,333
Financial expenses	(319,079)	(501,573)	(740,096)
Income and social contribution taxes	(249,629)	(518,113)	(104,359)
Net income	1,372,870	1,713,009	968,064
Depreciation and amortization	(329,855)	(299,830)	(742,566)
Total comprehensive income for the year, net of tax	1,380,500	1,710,953	968,239

3.3 — Associate companies

Listed below is the interest in associate company:

		Equity interests
Associate company	Country	Total capital (*)
		2023	2022	2021
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82
Newave Energia S.A (Note 3.4)	Brazil	33.33	—	—

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

The Company presents the associate companies information in aggregate, since the investments in these entities are not individually material. The summarized financial information of the associate company, accounted for under the equity method, is presented below:

	Associate company
Associate company	2023	2022	2021
Cash and cash equivalents	138,389	12	16
Total current assets	165,048	10,148	13,570
Total non-current assets	424,053	165,267	166,855
Total current liabilities	(122,308)	22,374	19,938
Total non-current liabilities	(7,965)	31,266	42,987
Net sales	80,312	66,163	66,796
Cost of sales	(41,022)	(32,368)	(24,676)
Income before financial income (expences) and taxes	(15,033)	32,703	40,193
Financial income	33,528	1,187	489
Financial expenses	(4,793)	(6,359)	(1,153)
Income and social contribution taxes	(2,557)	(3,009)	(2,298)
Net income	9,134	24,522	37,231
Depreciation and amortization	(10,329)	(11,646)	(5,464)
Total comprehensive income for the year, net of tax	9,134	24,522	37,231

3.4 — Acquisition of entities and Assets held for sale

a) Acquisition of joint ventures and associate company

I) On January 10, 2023, the Company converted into equity interest a convertible loan with the Brasil ao Cubo S.A. in the amount of R$141 million. On the same date, the Company also acquired some shareholdings from the original shareholders in the amount of R$37 million and, as a result of these operations, became the holder of 44.66% of the total capital of this company. Brasil ao Cubo S.A. operates in the construction of buildings, the manufacture of metallic structures, the manufacture of metal frames, the manufacture of locksmith articles, with the exception of frames, retail trade of construction materials in general and engineering services.

II) On March 15, 2023, the Company’s subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), signed an agreement for the subscription of an equity interest in the share capital of Newave Energia S.A. (“Newave”) by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively. On December 31, 2023, the amount paid in by the Company is R$388 million.

III) On November 30, 2021, the Company, together with Grupo Córdova (comprised of Corcre, S.A.P.I. de C.V. and Juan Angel Córdova Creel), concluded the stages of the corporate reorganization of operations in Mexico involving its subsidiary Sidertúl, S.A. de C.V. ( Sidertúl) and the joint venture Gerdau Corsa, S.A.P.I. de C.V. (Gerdau Corsa) and its subsidiary Aceros Corsa, S.A. de C.V. (Aceros Corsa). The corporate reorganization was approved by the shareholders of the companies involved, as well as by the Comisión Federal de Competencia Económica – COFECE and took effect as of December 1, 2021. The corporate reorganization of the companies Sidertúl and Aceros Corsa by Gerdau Corsa is part of the process of reorganization and simplification of the corporate structure in Mexico, with the objective of: (i) strengthening the financial structure of Gerdau Corsa, with the reduction of leverage and financial expenses; (ii) centralizing the main business activities, generating greater operational efficiency for the companies involved; and (iii) optimizing internal processes, creating synergy in activities and economies of scale by reducing administrative, operational and tax costs. Additionally, the corporate reorganization reinforces the Company’s commitment to its operations in Mexico. As a result of the corporate reorganization, the Company increased its interest in Gerdau Corsa from 70% to 75%, maintaining joint control of this company with Grupo Córdova.

As a result of this corporate reorganization of operations in Mexico, the Company recognized a gain in 2021 of R$ 193,651, which is calculated as the difference between the carrying amount and the fair value of Sidertúl and R$ 193,334 for the recycling to income of the cumulative translation adjustments, which is required as the Company lost Sidertúl control, as presented in the statement of comprehensive income. The corporate reorganization resulted in the loss of control of Sidertúl and as required by IFRS Accounting Standards, the Company carried out a proportional write-off of goodwill from the North America segment in the amount of R$ 549,898, as described in Note 11, measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. The net result of this corporate reorganization was an expense of R$ 162,913 recognized in the line of Results in operations with subsidiary and joint ventures.

(b) Assets held for sale

On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries), whose acquirer is the INICIA Group, Gerdau’s partner in these companies, which were part of the Company’s South America Segment and were recorded by the equity method as of December 31, 2023. The transaction took place at a base price corresponding to US$325 million (equivalent to R$1,573 million on December 31, 2023). The Company reinforces that this transaction is in line with its capital allocation strategy, focusing on the growth and competitiveness of assets with greater potential for long-term value generation. On December 31, 2023, the Company started to present the balance of these investments in joint ventures in a specific line of the balance sheet of assets held for sale, in the amount of R$1,210,041.

Subsequent event

On February 1, 2024, after compliance with the corresponding conditions precedent, the sale of the 50.00% equity interest in the joint venture Gerdau Metaldom Corp. (and subsidiaries) was concluded. On March 14, 2024, after compliance with the corresponding conditions precedent, the sale of the 49.85% in the joint venture Diaco S.A. (and subsidiaries) was concluded.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	2023	2022
Cash	10,468	11,957
Banks and immediately available investments	2,995,177	2,463,906
Cash and cash equivalents	3,005,645	2,475,863

Immediately available investments include investments with maturity up to 90 days at the time of acquisition, immediate liquidity, and low risk of fair value variation.

Short - term investments

	2023	2022
Short-term investments	2,338,097	2,959,135

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value and held until maturity. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2023	2022
Trade accounts receivable - in Brazil	2,622,865	2,641,881
Trade accounts receivable - exports from Brazil	617,577	262,306
Trade accounts receivable - outside of Brazil	1,724,838	2,187,404
(-) Impairment loss on trade receivables	(89,886)	(92,587)
	4,875,394	4,999,004

Accounts receivable by aging are as follows:

	2023	2022
Current	4,294,446	4,303,352
Past-due:
Up to 30 days	513,384	629,018
From 31 to 60 days	48,538	50,587
From 61 to 90 days	24,027	37,065
From 91 to 180 days	50,502	24,627
From 181 to 360 days	13,251	18,934
Above 360 days	21,132	28,008
(-) Impairment on financial assets	(89,886)	(92,587)
	4,875,394	4,999,004

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2021	(137,146)
Impairment on financial assets during the year	(55,731)
Recoveries in the year	56,088
Write-offs	9,892
Loss of control of subsidiary (note 3.4)	23,203
Exchange variation	(4,078)
Balance as of December 31, 2021	(107,772)
Impairment on financial assets during the year	(29,445)
Recoveries in the year	29,364
Write-offs	11,313
Exchange variation	3,953
Balance as of December 31, 2022	(92,587)
Impairment on financial assets during the year	(37,609)
Recoveries in the year	26,719
Write-offs	9,736
Exchange variation	3,855
Balance as of December 31, 2023	(89,886)

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

NOTE 6 — INVENTORIES

	2023	2022
Finished products	6,971,497	7,942,003
Work in progress	3,336,780	4,480,989
Raw materials	3,241,607	3,257,362
Storeroom supplies	1,266,465	1,349,130
Imports in transit	469,601	835,598
(-) Allowance for adjustments to net realizable value	(58,172)	(47,497)
	15,227,778	17,817,585

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2021	(6,119)
Provision for the year	(6,331)
Reversal of adjustments to net realizable value	9,143
Exchange rate variation	(68)
Balance as of December 31, 2021	(3,375)
Provision for the year	(56,441)
Reversal of adjustments to net realizable value	12,598
Exchange rate variation	(279)
Balance as of December 31, 2022	(47,497)
Provision for the year	(59,783)
Reversal of adjustments to net realizable value	47,747
Exchange rate variation	1,361
Balance as of December 31, 2023	(58,172)

NOTE 7 — TAX CREDITS

	2023	2022
Current
ICMS (state VAT)	165,598	177,692
Social security financing	606,477	931,370
Financing of social integration program	132,507	189,565
IPI (federal VAT)	21,796	29,547
IVA (value-added tax)	27,311	15,886
Others	56,135	48,357
	1,009,824	1,392,417

Non-current
ICMS (state VAT)	146,074	118,475
Social security financing*	1,452,618	321,432
Financing of social integration program* and Others	317,408	71,640
	1,916,100	511,547
	2,925,924	1,903,964

*As detailed in Note 19.V, on February 2, 2023, the subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a tax lawsuit, regarding the right to PIS and COFINS credits in their scrap metal acquisitions.

The estimates of realization of non-current tax credits are as follows:

	2023	2022
2024	—	327,873
2025	530,605	164,897
2026	502,110	16,551
2027	299,152	2,226
2028 on	584,233	—
	1,916,100	511,547

NOTE 8 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IRPJ) and social contribution (CSLL), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2023, 2022 and 2021. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2023	2022	2021
Income (loss) before income taxes	9,346,605	15,859,027	20,272,568
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(3,177,846)	(5,392,069)	(6,892,673)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	281,754	66,851	403,431
- Equity in earnings of unconsolidated companies	281,386	391,621	191,474
- Interest on equity (Note 2.14)	302,602	566,740	406,022
- Interests on tax lawsuits*	134,131	20,442	551,624
- Tax credits and incentives	16,634	36,779	112,521
- Deferred tax assets not recognized / Realization, net	44,000	58,402	482,497
- Other permanent differences, net	307,717	(128,241)	31,474
Income and social contribution taxes	(1,809,622)	(4,379,475)	(4,713,630)
Current	(1,810,459)	(3,709,414)	(4,306,223)
Deferred	837	(670,061)	(407,407)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in each period.

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of	Recognized in		Comprehensive	Balance as of
	January 1, 2021	income	Others	Income	December 31, 2021
Tax loss carryforward	1,220,485	(556,480)	(24,312)	10,156	649,849
Social contribution tax losses	290,276	(187,814)	20,625	—	123,087
Provision for tax, civil and labor liabilities	385,463	37,256	—	33	422,752
Benefits granted to employees	392,257	(35,812)	—	(57,828)	298,617
Other temporary differences	501,114	(144,352)	—	2,312	359,074
Deferred exchange variance	1,057,541	511,763	—	7	1,569,311
Provision for losses	35,520	6,576	—	(5,832)	36,264
Fair value adjustments on businesses acquired	(550,864)	(38,544)	—	(39,213)	(628,621)
	3,331,792	(407,407)	(3,687)	(90,365)	2,830,333

Non-current assets	3,393,354				2,929,308
Non-current liabilities	(61,562)				(98,975)

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2021	income	Others	Income	December 31, 2022
Tax loss carryforward	649,849	17,112	41	(27,956)	639,046
Social contribution tax losses	123,087	50,492	—	—	173,579
Provision for tax, civil and labor liabilities	422,752	108,240	(5,295)	(539)	525,158
Benefits granted to employees	298,617	(88)	—	(98,756)	199,773
Other temporary differences	359,074	(191,137)	—	179,114	347,051
Deferred exchange variance	1,569,311	(735,097)	—	121	834,335
Provision for losses	36,264	7,607	—	(134)	43,737
Fair value adjustments on businesses acquired	(628,621)	72,810	(3,142)	(135,590)	(694,543)
	2,830,333	(670,061)	(8,396)	(83,740)	2,068,136

Non-current assets	2,929,308				2,164,477
Non-current liabilities	(98,975)				(96,341)

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2022	income	Others	Income	December 31, 2023
Tax loss carryforward	639,046	209,405	88,975	(10)	937,416
Social contribution tax losses	173,579	67,505	—	—	241,084
Provision for tax, civil and labor liabilities	525,158	55,830	—	(40)	580,948
Benefits granted to employees	199,773	(276)	—	(106,576)	92,921
Other temporary differences	347,051	56,739	—	(120,863)	282,927
Deferred exchange variance	834,335	(410,931)	—	223	423,627
Provision for losses	43,737	49,696	—	(33)	93,400
Fair value adjustments on businesses acquired	(694,543)	(27,131)	—	84,661	(637,013)
	2,068,136	837	88,975	(142,638)	2,015,310

Non-current assets	2,164,477				2,219,461
Non-current liabilities	(96,341)				(204,151)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets		Liabilities
	2023	2022	2023	2022
2023	—	622,110	—	—
2024	441,109	458,222	(90,751)	(46,976)
2025	406,774	435,473	(29,983)	(29,100)
2026	379,248	221,496	(29,219)	(7,259)
2027	273,083	212,803	(11,698)	(5,637)
2028 on	719,247	214,373	(42,500)	(7,369)
	2,219,461	2,164,477	(204,151)	(96,341)

d) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 282,387 (R$ 239,989 on December 31, 2022), which do not have an expiration date. The subsidiaries abroad had R$ 569,714 (R$ 1,105,130 as of December 31, 2022) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 277,348 (R$ 334,475 as of December 31, 2022), which expire at various dates between 2024 and 2044.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments	Investments	Investments
	in North	in South	in Special
	America	America	Steel	Others	Total
Balance as of Janurary 1, 2021	908,339	976,045	231,152	156,093	2,271,629
Equity in earnings	279,948	268,291	28,831	(13,912)	563,158
Cumulative Translation Adjustment	173,934	52,278	710	(1,415)	225,507
Capital increase	—	—	—	27,500	27,500
Capital decrease	—	(141,095)	—	—	(141,095)
Results in operations with subsidiary and joint ventures (note 3.4)	511,514	—	—	—	511,514
Dividends/Interest on equity	(2,460)	(84,186)	(9,025)	(21,767)	(117,438)
Balance as of December 31, 2021	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	884,437	277,108	9,243	(18,961)	1,151,827
Cumulative Translation Adjustment	(76,795)	(127,099)	(414)	(1,284)	(205,592)
Capital increase	—	—	—	35,001	35,001
Dividends/Interest on equity	(250,680)	(160,572)	(3,684)	(10,557)	(425,493)
Balance as of December 31, 2022	2,428,237	1,060,770	256,813	150,698	3,896,518
Equity in earnings	591,354	230,176	10,582	(4,506)	827,606
Cumulative Translation Adjustment	142,830	17,060	1,127	15,197	176,214
Capital increase*	—	—	—	524,185	524,185
Conversion of intercompany loan into equity interest	—	—	—	141,070	141,070
Negative goodwill in acquisition of equity interest	—	—	—	11,195	11,195
Presentation as Assets held for sale	—	(1,210,041)	—	—	(1,210,041)
Shares repurchase	—	(47,006)	—	—	(47,006)
Dividends/Interest on equity	(396,015)	(50,959)	—	(14,318)	(461,292)
Balance as of December 31, 2023	2,766,406	—	268,522	823,521	3,858,449

* The capital increase in associate and joint venures refers to the companies Ubiratã Tecnologia S.A. in the amount of R$9,375, Addiante S.A. in the amount of R$90,000, Newave Energia S.A. in the amount of R$388,157 and Brasil ao Cubo S.A. in the amount of R$36,653.

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Cost of the property, plant, and equipment	buildings	and installations	equipment	construction	Other	Total
Balances as of January 1, 2021	9,939,856	34,900,469	922,143	2,254,205	1,078,537	49,095,210
Additions	20,661	159,387	21,595	2,649,417	174,963	3,026,023
Capitalized interest	—	—	—	32,876	—	32,876
Transfers	224,789	1,125,706	48,827	(1,405,597)	6,275	—
Disposals	(41,475)	(383,593)	(2,982)	(19,462)	(87,574)	(535,086)
Loss of control of subsidiary (note 3.4)	(168,222)	(414,955)	(2,545)	(7,143)	(5,367)	(598,232)
Foreign exchange effect	245,005	1,476,437	32,978	116,633	18,088	1,889,141
Balances as of December 31, 2021	10,220,614	36,863,451	1,020,016	3,620,929	1,184,922	52,909,932
Additions	40,825	305,997	25,692	3,688,558	230,801	4,291,873
Capitalized interest	—	—	—	28,431	—	28,431
Transfers	589,875	2,821,673	23,189	(3,477,100)	42,363	—
Disposals	(114,159)	(532,931)	(10,787)	(2,685)	(69,825)	(730,387)
Foreign exchange effect	(306,940)	(819,496)	(35,477)	(143,452)	(14,103)	(1,319,468)
Balances as of December 31, 2022	10,430,215	38,638,694	1,022,633	3,714,681	1,374,158	55,180,381
Additions	93,945	211,267	15,337	5,097,397	265,551	5,683,497
Assets retirement obligation	21,310	—	—	—	—	21,310
Capitalized interest	—	—	—	54,374	—	54,374
Transfers	708,827	2,335,980	96,450	(3,238,470)	97,213	—
Disposals	(33,995)	(344,697)	(5,598)	(2,739)	(18,487)	(405,516)
Foreign exchange effect	(346,911)	(1,761,512)	(41,713)	(108,693)	(15,786)	(2,274,615)
Balances as of December 31, 2023	10,873,391	39,079,732	1,087,109	5,516,550	1,702,649	58,259,431

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Accumulated depreciation	buildings	and installations	equipment	construction	Other	Total
Balances as of Januray 1, 2021	(5,144,539)	(25,534,221)	(857,675)	—	(305,860)	(31,842,295)
Depreciation	(383,122)	(1,468,513)	(41,973)	—	(163,803)	(2,057,411)
Transfers	6,693	(1,201)	—	—	(5,492)	—
Disposals	23,046	369,173	2,981	—	86,064	481,264
Loss of control of subsidiary (note 3.4)	84,286	332,312	2,542	—	3,462	422,602
Foreign exchange effect	(126,758)	(1,006,607)	(28,879)	—	(10,062)	(1,172,306)
Balances as of December 31, 2021	(5,540,394)	(27,309,057)	(923,004)	—	(395,691)	(34,168,146)
Depreciation	(440,471)	(1,709,643)	(41,423)	—	(83,150)	(2,274,687)
Transfers	(85)	85	—	—	—	—
Disposals	101,457	509,174	10,720	—	65,228	686,579
Foreign exchange effect	163,071	789,745	34,938	—	10,853	998,607
Balances as of December 31, 2022	(5,716,422)	(27,719,696)	(918,769)	—	(402,760)	(34,757,647)
Depreciation	(542,419)	(1,773,479)	(62,072)	—	(72,227)	(2,450,197)
Transfers	30	(143)	113	—	—	—
Disposals	17,558	307,113	5,597	—	16,736	347,004
Foreign exchange effect	172,016	1,202,584	45,872	—	61,467	1,481,939
Balances as of December 31, 2023	(6,069,237)	(27,983,621)	(929,259)	—	(396,784)	(35,378,901)

Net property, plant and equipment
Balances as of December 31, 2021	4,680,220	9,554,394	97,012	3,620,929	789,231	18,741,786
Balances as of December 31, 2022	4,713,793	10,918,998	103,864	3,714,681	971,398	20,422,734
Balances as of December 31, 2023	4,804,154	11,096,111	157,850	5,516,550	1,305,865	22,880,530

The average rate of capitalized interest in 2023 was 13.1% (3.7% in 2022 and 3.3% in 2021).

The following useful lives are used to calculate depreciation:

Useful lives of
property,
plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment were not offered as collateral for loans and financing in 2023, 2022 and 2021.

c) Impairment of property, plant and equipment — As of December 31, 2023, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 281,560 for land and buildings (R$ 316,348 as of December 31, 2022), R$ 339,236 for machines, equipment and installations (R$ 476,602 as of December 31, 2022), R$ 543,726 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2022). No impairment of property, plant and equipment was recognized in 2023 and 2022.

d) Asset additions in 2023 include a non - cash effect of R$474,369.

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2021	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	1,469,190	(595,284)	873,906
Results in operations with subsidiary and joint ventures (note 3.4)	(549,898)	—	(549,898)
Balance as of December 31, 2021	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(1,595,333)	802,270	(793,063)
Balance as of December 31, 2022	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(1,377,739)	568,423	(809,316)
Balance as of December 31, 2023	20,367,808	(9,542,660)	10,825,148

The amounts of goodwill by segment are as follows:

	2023	2022	2021
Brazil	373,135	373,135	373,135
Special Steel	3,566,989	3,844,314	4,111,619
North America	6,885,024	7,417,015	7,942,773
	10,825,148	11,634,464	12,427,527

NOTE 12 — INTANGIBLE ASSETS

Intangible assets refer, substantially, to the development of software with application in business management:

Balance as of January 1, 2021	622,578
Foreign exchange effect	30,889
Acquisition	166,310
Amortization	(310,017)
Balance as of December 31, 2021	509,760
Foreign exchange effect	(18,839)
Acquisition	189,382
Amortization	(265,144)
Balance as of December 31, 2022	415,159
Foreign exchange effect	(1,153)
Acquisition	127,195
Disposals	(1,336)
Amortization	(166,155)
Balance as of December 31, 2023	373,710

Estimated useful lives	up to 7 years

NOTE 13 — LEASING

a) Summary of changes in the leasing assets:

		Machines, equipment,	Data electronic
Right-of-use Cost	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2021	301,940	738,330	120,476	120,944	1,281,690
Additions	48,504	135,652	291	36,599	221,046
Disposals	(5,621)	(109,947)	(151)	(22,066)	(137,785)
Remeasurements	40,024	55,866	6,456	4,045	106,391
Results in operations with subsidiary and joint ventures (note 3.4)	—	(2,894)	(302)	—	(3,196)
Foreign exchange effect	8,152	13,828	111	8,599	30,690
Balances as of December 31, 2021	392,999	830,835	126,881	148,121	1,498,836
Additions	157,577	80,759	—	87,279	325,615
Disposals	(4,339)	(89,751)	—	(832)	(94,922)
Remeasurements	33,801	112,946	6,716	6,578	160,041
Foreign exchange effect	(17,851)	(25,080)	(113)	(21,851)	(64,895)
Balances as of December 31, 2022	562,187	909,709	133,484	219,295	1,824,675
Additions	45,736	580,722	—	51,738	678,196
Disposals	(7,134)	(241,191)	(589)	(7,962)	(256,876)
Remeasurements	26,615	11,357	—	10,102	48,074
Foreign exchange effect	(28,128)	(54,981)	(98)	(12,947)	(96,154)
Balances as of December 31, 2023	599,276	1,205,616	132,797	260,226	2,197,915

		Machines, equipment,	Data electronic
Accumulated depreciation	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2021	(97,619)	(284,656)	(30,925)	(53,179)	(466,379)
Depreciation	(59,284)	(186,300)	(13,800)	(31,750)	(291,134)
Disposals	3,668	108,532	97	21,334	133,631
Results in operations with subsidiary and joint ventures (note 3.4)	—	1,860	230	—	2,090
Foreign exchange effect	(3,574)	(7,889)	(45)	(3,792)	(15,300)
Balances as of December 31, 2021	(156,809)	(368,453)	(44,443)	(67,387)	(637,092)
Depreciation	(77,668)	(201,777)	(12,849)	(34,574)	(326,868)
Disposals	4,277	86,298	—	568	91,143
Foreign exchange effect	3,785	1,583	28	3,622	9,018
Balances as of December 31, 2022	(226,415)	(482,349)	(57,264)	(97,771)	(863,799)
Depreciation	(77,771)	(300,200)	(12,893)	(39,996)	(430,860)
Disposals	8,475	239,196	519	5,629	253,819
Foreign exchange effect	7,564	15,278	76	2,661	25,579
Balances as of December 31, 2023	(288,147)	(528,075)	(69,562)	(129,477)	(1,015,261)

Right-of-use Assets
Balances as of December 31, 2021	236,190	462,382	82,438	80,734	861,744
Balances as of December 31, 2022	335,772	427,360	76,220	121,524	960,876
Balances as of December 31, 2023	311,129	677,541	63,235	130,749	1,182,654

b) Leasing payable:

Lease payments are presented within financing activities in the consolidated statements of cash flows.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company’s credit spread, where on December 31, 2023 the discount rates were between 3.5% p.a. to 12.3% p.a. (3.5% p.a. to 13.4% p.a. in December 31, 2022), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2023	2022
2023	—	275,934
2024	373,151	195,137
2025	336,033	162,315
2026	207,496	114,801
2027	138,995	282,456
2028 on	221,927	—
	1,277,602	1,030,643

Leasing payable
Current	373,151	275,934
Non-current	904,451	754,709

Financial expense for the years ended on December 31, 2023 and 2022	127,787	88,370

NOTE 14 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	2023	2022
Trade accounts payable - domestic market	4,120,701	4,241,819
Trade accounts payable - debtor risk	584,320	653,085
Trade accounts payable - imports	1,196,162	1,724,019
	5,901,183	6,618,923

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

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On December 31, 2023, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 15 – SHORT-TERM DEBT AND LONG-TERM DEBT

Loans and financing are as follows:

	2023	2022
Ten/Thirty Year Bonds	7,051,637	8,514,787
Other loans	3,028,038	2,664,830
Total Loans and Financing	10,079,675	11,179,617
Current	1,783,201	2,492,262
Non-current	8,296,474	8,687,355

Principal amount of loans and Financing	9,903,534	11,029,354
Interest accrued of loans and Financing	176,141	150,263
Total	10,079,675	11,179,617

As of December 31, 2023, the nominal weighted average cost of debts denominated in US dollars is 5.68% p.a. (5.31% p.a. on December 31, 2022), for debts denominated in Real of 104.9% of the CDI p.a. (102.88% of the CDI p.a. on December 31, 2022) and for other currencies 6.49% p.a. (7.42% p.a. on December 31, 2022).

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2023	2022
Brazilian Real (BRL)	2,667,065	1,273,180
U.S. Dollar (USD)	7,169,183	9,581,266
Other currencies	243,427	325,171
	10,079,675	11,179,617

The amortization schedules of long-term loans and financing are as follows:

	2023	2022
2024	—	809,098
2025	1,156,718	410,840
2026	168,374	10,410
2027	2,001,442	2,236,582
2028 on	4,969,940	5,220,425
	8,296,474	8,687,355

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,236 million as of December 31, 2023) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of December 31, 2023, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

b) Main debt funding and amortization

In May 2023, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longo S.A. got loans with top-tier financial institutions, in the amount of R$ 750 million and maturing in 2 years.

In September 2023, Gerdau S.A. and the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. raised debt from top-tier financial institutions, in the amount of R$ 600.5 million with a maturity period of up to 3 years. This funding was carried out in conjunction with a protective derivative financial instrument, with the objective of represent, in the set of two operations, a cost indexed to the CDI.

Regarding debt amortizations in the year, the subsidiary Gerdau Trade Inc. made the total payment of its Bonds that matured in April/23 in the amount of US$ 188.3 million (equivalent to R$ 931.1 million on the settlement date).

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2023
Issuance	Meeting	Issued	Held in treasury	Maturity	2023	2022
14th	August 26, 2014	20,000	20,000	August 30, 2024	—	—
16th - A	April 25, 2019	—		May 6, 2023	—	612,159
16th - B	April 25, 2019	800,000		May 6, 2026	813,633	815,614
Total Consolidated					813,633	1,427,773

Current					14,421	628,886
Non-current					799,212	798,887

The amortization schedules of long-term are as follows:

	2023	2022
2026	799,212	798,887
	799,212	798,887

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average interest rate was 13.21% for the year ended on December 31, 2023 (12.50% for the year ended on December 31, 2022).

In May 2023, the Company settled the amount of R$ 600 million related to the 16th - A issuance of debentures, according to the maturity schedule of the operation.

NOTE 17 — FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable - net, fair value of derivatives, other current assets, other non - current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, related parties, other current liabilities and other non-current liabilities.

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

b) Fair Value  — the Fair Value of the financial instruments is as follows:

	2023		2022
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,338,097	2,338,097	2,959,135	2,959,135
Trade accounts receivable - net	4,875,394	4,875,394	4,999,004	4,999,004
Fair value of derivatives	766	766	3,272	3,272
Other current assets	543,288	543,288	789,901	789,901
Other non-current assets	355,390	355,390	700,377	700,377
Liabilities
Trade accounts payable - domestic market	4,120,701	4,120,701	4,241,819	4,241,819
Trade accounts payable - debtor risk	584,320	584,320	653,085	653,085
Trade accounts payable - imports	1,196,162	1,196,162	1,724,019	1,724,019
Loans and Financing	10,079,675	10,161,103	11,179,617	11,267,779
Debentures	813,633	812,413	1,427,773	1,421,187
Related parties	24,992	24,992	24,890	24,890
Fair value of derivatives	20,648	20,648	19,056	19,056
Other current liabilities	1,192,461	1,192,461	1,216,206	1,216,206
Other non-current liabilities	859,917	859,917	533,681	533,681

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

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

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

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 23). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor the objectives described above and may not be used as indicators for other purposes, such as impairment test.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 15 and 16, respectively.

	2023
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	4,120,701	4,120,701	—	—	—
Trade accounts payable - debtor risk	584,320	584,320	—	—	—
Trade accounts payable - import	1,196,162	1,196,162	—	—	—
Loans and financing	15,355,211	1,783,201	2,327,202	3,038,617	8,206,191
Debentures	1,055,196	14,421	199,915	840,860	—
Related parties	24,992	24,992	—	—	—
Fair value of derivatives	20,648	19,042	1,606	—	—
Other current liabilities	1,192,461	1,192,461	—	—	—
Other non-current liabilities	859,917	—	59,029	—	800,888
	24,409,608	8,935,300	2,587,752	3,879,477	9,007,079

	2022
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	4,241,819	4,241,819	—	—	—
Trade accounts payable - debtor risk	653,085	653,085	—	—	—
Trade accounts payable - import	1,724,019	1,724,019	—	—	—
Loans and financing	17,262,024	2,492,262	1,987,699	1,369,784	11,412,279
Debentures	1,863,925	628,886	270,236	964,803	—
Related parties	24,890	24,890	—	—	—
Fair value of derivatives	19,056	19,056	—	—	—
Other current liabilities	1,216,206	1,216,206	—	—	—
Other non-current liabilities	533,681	—	45,431	—	488,250
	27,538,705	11,000,223	2,303,366	2,334,587	11,900,529

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2023	2022
Foreign currency sensitivity analysis - Loans and financing	5%	10,197	(40,693)
Foreign currency sensitivity analysis - Imports/Exports	5%	(28,929)	(73,085)
Interest rate sensitivity analysis	10 bps	29,939	32,377
Sensitivity analysis of changes in prices of products sold	1%	689,164	824,122
Sensitivity analysis of changes in raw material and commodity prices	1%	425,232	486,066
Currency forward contracts	5%	(8,311)	9,507
Commodity contracts	5%	(2,850)	2,899
Swaps USD x DI	5%	7,604	—
Swaps IPCA x DI	5%	(152)	—

Foreign currency sensitivity analysis: As of December 31, 2023, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 10,197 (expense of R$ 40,693 as of December 31, 2022). If the Real depreciates against the Dollar, this would represent an expense of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent an expense of R$28,929 (expense of R$73,085 on December 31, 2022), if the Real depreciates against the Dollar, this would represent a gain of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 29,939 as of December 31, 2023 (R$ 32,377 as of December 31, 2022) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2023, totals R$ 689,164 (R$ 824,122 as of December 31, 2022) and the variation in the price of raw materials and other inputs totals R$ 425,232 as of December 31, 2023 (R$ 486,066 as of December 31, 2022). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Argentinian Peso represents an expense of R$ 8,311 as of December 31,2023 (income of R$ 9,507 as of December 31, 2022) and a 5% decrease in the Dollar against the Argentinian Peso represents a gain in the same amount in December 31, 2023 and an expense in the same amount in December 31, 2022. Forward contracts in Dollar/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. On December 31, 2023 and December 31, 2022 there was no open position of forward contracts for currencies in Reais against the Dollar. Dollar forward contracts to which the Company is exposed are presented in note 17.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an expense of R$ 2,850 as of December 31, 2023 (income of R$ 2,899 as of December 31, 2022), and a 5% decrease in the price of the commodity represents an income in 2023 and an expense in 2022 in the same amount. Coal, nickel and natural gas forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 17.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent an income of R$7,604 (R$0 as of December 31, 2022). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 17.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on MTM of a 5% increase in the real yield curve for all vertices of the respective operations. This variation would represent an expense of R$152 (R$0 as of December 31, 2022). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair
2023	Financial asset at	value through profit or
Assets	amortized cost	loss	Total
Short-term investments	—	2,338,097	2,338,097
Trade accounts receivable - net	4,875,394	—	4,875,394
Fair value of derivatives	—	766	766
Other current assets	529,629	13,659	543,288
Other non-current assets	353,370	2,020	355,390
Total	5,758,393	2,354,542	8,112,935
Financial income (expenses)	550,407	584,255	1,134,662

	Financial liability at fair
2023	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	4,120,701	4,120,701
Trade accounts payable - debtor risk	—	584,320	584,320
Trade accounts payable - import	—	1,196,162	1,196,162
Loans and financing	—	10,079,675	10,079,675
Debentures	—	813,633	813,633
Related parties	—	24,992	24,992
Fair value of derivatives	20,648	—	20,648
Other current assets	—	1,192,461	1,192,461
Other non-current assets	—	859,917	859,917
Total	20,648	18,871,861	18,892,509
Financial income (expenses)	(54,874)	(2,185,910)	(2,240,784)

		Financial asset at fair
2022	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	2,959,135	2,959,135
Trade accounts receivable - net	4,999,004	—	4,999,004
Fair value of derivatives	—	3,272	3,272
Other current assets	789,901	—	789,901
Other non-current assets	559,389	140,988	700,377
Total	6,348,294	3,103,395	9,451,689
Financial income (expenses)	318,105	475,910	794,015

	Financial liability at fair
2022	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	4,241,819	4,241,819
Trade accounts payable - drawn risk	—	653,085	653,085
Trade accounts payable - import	—	1,724,019	1,724,019
Loans and financing	—	11,179,617	11,179,617
Debentures	—	1,427,773	1,427,773
Related parties	—	24,890	24,890
Fair value of derivatives	19,056	—	19,056
Other current liabilities	—	1,216,206	1,216,206
Other non-current liabilities	—	533,681	533,681
Total	19,056	21,001,090	21,020,146
Financial income (expenses)	(44,386)	(2,642,055)	(2,686,441)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

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

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed dollar amount and receives/pays a fixed Real/Argentinian peso amount. Counterparties are always top - tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2023	2022	2023	2022	2023	2022

Currency forward contracts
Maturity in 2024	buyed in US$	US$ 34.2 million	US$ 30.9 million	—	—	17,337	17,950

Commodity contracts
Maturity in 2024	buyed in US$	US$ 12.1 million	US$ 2.4 million	32	3,272	1,349	1,106

Swaps IPCA x DI
Maturity in 2024	99.2% of CDI	R$ 450.0 million	—	734	—	356	—

Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$ 30.6 million	—	—	—	1,606	—

Total fair value of financial instruments				766	3,272	20,648	19,056

Fair value of derivatives	2023	2022
Current assets	766	3,272
	766	3,272
Fair value of derivatives
Current liabilities	19,042	19,056
Non-current liabilities	1,606	—
	20,648	19,056

	2023	2022
Net Income
Gains on financial instruments	39,895	83,465
Losses on financial instruments	(54,874)	(44,386)
	(14,979)	39,079
Other comprehensive income
Gains on financial instruments	783	—
Losses on financial instruments	—	(607)
	783	(607)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.4 billion (equivalent to R$2.1 billion on December 31, 2023) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 247,924 for the year ended on December 31, 2023 (gain of R$ 488,146 for the year ended on December 31, 2022).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS Accounting Standards defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

As detailed in Note 17.d, on December 31, 2023 and December 31, 2022, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data.

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	January 1, 2021	from financing activities	loans and financing	parties	and others	December 31, 2021
Related parties	(111,499)	139,556	—	(6,089)	2	21,970
Leasing payable	856,474	(275,944)	(68,699)	68,699	337,835	918,365
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	17,516,322	(4,506,918)	(1,100,826)	1,059,841	1,068,028	14,036,447

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2021	from financing activities	loans and financing	parties	and others	December 31, 2022
Related parties	21,970	2,721	—	199	—	24,890
Leasing payable	918,365	(310,226)	(88,370)	88,370	422,504	1,030,643
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	14,036,447	(937,815)	(968,851)	964,607	(471,214)	12,623,174

		Cash transactions		Non cash transactions
				Interest expense on
				loans and Interest on
	Balances as of	Proceeds/(Repayment)	Interest paid on	loans with related	Exchange variation	Balances as of
	December 31, 2022	from financing activities	loans and financing	parties	and others	December 31, 2023
Related parties	24,890	102	—	—	—	24,992
Leasing payable	1,030,643	(388,202)	(127,787)	127,787	635,161	1,277,602
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	12,623,174	(1,054,000)	(858,301)	840,069	(637,752)	10,913,190

NOTE 18 — TAXES PAYABLE

	2023	2022
Payroll charges	98,125	95,432
ICMS (state VAT)	73,281	77,766
COFINS (tax on revenue)	9,361	8,850
IPI (federal VAT)	17,804	24,438
IVA (value-added tax) and others	314,364	188,726
	512,935	395,212

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	2023	2022
a) Tax provisions	1,737,984	1,530,040
b) Labor provisions	413,179	463,452
c) Civil provisions	34,662	32,511
	2,185,825	2,026,003

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

The changes in the tax, civil and labor provisions are shown below:

	2023	2022	2021
Balance at the beginning of the year	2,026,003	1,741,026	1,172,511
(+) Additions	208,219	385,662	801,412
(+) Interests	157,227	194,170	42,435
(-) Payments and reversal of accrued amounts	(205,202)	(293,536)	(276,251)
(+) Foreign exchange effect on provisions in foreign currency	(422)	(1,319)	919
Balance at the end of the year	2,185,825	2,026,003	1,741,026

II) Contingent liabilities for which provisions were not recorded as of December 31,2023

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 603,926 (R$ 559,076 as of December 31, 2022).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 465,843 (R$434,095 as of December 31,2022);(ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,991,993 (R$ 1,646,717 as of December 31, 2022), (iii) social security contributions in the total of R$ 145,786 (R$ 139,219 as of December 31, 2022) and (iv) other taxes, whose updated total amount is currently R$ 641,405 (R$ 732,283 as of December 31, 2022).

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,533,806 (R$ 1,719,027 as of December 31, 2022), of which: (i) R$ 824,113 (R$ 1,069,274 as of December 31, 2022) correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, four lawsuits are at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 709,693 (R$ 649,753 as of December 31, 2022) correspond to three lawsuits of subsidiary Gerdau S.A., of which two processes are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed, and one lawsuit that is currently at the Administrative Board of Tax Appeals (CARF) for judgment of the Voluntary Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 546,859 (R$ 513,287 as of December 31, 2022), of which: (i) R$ 29,787 (R$ 27,325 as of December 31, 2022) corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 253,779 (R$ 234,846 as of December 31, 2022) correspond to a lawsuit in which the Company had its Voluntary Appeal granted at the Administrative Board of Tax Appeals (CARF),pending analysis of the Special Appeal filed by the National Treasury Attorney’s Office;(iii) R$ 82,913 (R$ 86,237 as of December 31, 2022) correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Board of Tax Appeals (CARF), recently upheld, pending analysis of the Special Appeal filed by the National Treasury Attorney’s Office; and (iv) R$ 180,380 (R$ 164,879 as of December 31, 2022) correspond to a lawsuit whose Opposition presented by the Company was partially accepted by the Federal Revenue Judgment Office (DRJ), with the Voluntary Appeal lodged pending of judgment at the Administrative Board of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,430,407 (R$ 1,346,502 as of December 31, 2022). Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,177,724 (R$ 1,107,520 as of December 31, 2022) corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is pending at the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company, and another is pending at the Federal Regional Court of the 4th Region, where the motion for clarification opposed against the decision that unanimously granted the appeal filed by Gerdau, to extinguish the Tax Execution and dismissed the Federal Government’s appeal, is pending of judgment;and (ii) R$ 252,683 (R$ 238,892 as of December 31, 2022) correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), in which the appeal lodged by the Federal Government against the judgment that upheld the Embargoes of Tax Enforcement opposed by the Company is pending of judgement.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005,regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 7,882,203 (R$ 8,734,573 as of December 31, 2022), of which: (i) R$ 4,637,104 (R$ 5,755,883 as of December 31, 2022) correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A.,in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, being pending of judgment the special and extraordinary appeals filed by the National Treasury; in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury is pending judgment in the Federal Regional Court of the 2nd Region; in the lawsuit of the subsidiary Gerdau Aços Longos S.A., on November 17, 17/2023, in a judgment held at the Federal Regional Court of the 2nd Region, the appeal filed by the National Treasury was dismissed, and the Embargoes for declaration filed by the National Treasury is pending of judgment. Also in this process, on November 30, 2023, the request for review of the registration as overdue debt was granted, causing the reduction of the amount of the debt required due to the exclusion of fines and, consequently, default interest and legal charge, pursuant to the provisions of § 9-A of article 25 of Decree No. 70,235/72 and article 15 of Law No. 14,689/2023; and also, the Embargoes of Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance; (ii) R$ 366,382 (R$ 344,171 as of December 31, 2022) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 342,072 (R$ 319,983 as of December 31, 2022) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$5,958 (R$ 5,597 as of December 31, 2022) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 96,280 (R$89,684 as of December 31, 2022) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and is currently under judicial discussion, in which are pending of judgement the appeals lodged by the parties against the sentence that upheld the Embargoes on Tax Execution; (vi) R$ 190,058 (R$148,032 as of December 31, 2022) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 208,449 (R$ 192,076 as of December 31, 2022) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 129,050 (R$ 119,305 as of December 31, 2022) corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 676,217 (R$ 623,485 as of December 31, 2022) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A.,in which the Voluntary Appeal filed by the Company was partially granted, being pending of judgment the appeal filed by the Company at the CARF; (x) R$ 596,754 (R$ 547,501 as of December 31, 2022) pending before the first instance of the Administrative Board of Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 167,887 (R$ 155,962 as of December 31, 2022) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vii” above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 465,992 (R$ 432,894 as of December 31, 2022) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

The Company’s tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

On January 24, 2024, a proceeding was definitively archived regarding the investigations conducted by the Brazilian federal authorities and the judiciary branch on certain matters related to CARF proceedings and specific political contributions made by the Company. The Company previously disclosed that, in addition to its interactions with Brazilian authorities, it was providing information required by the U.S. Securities and Exchange Commission (“SEC”). The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. Thus, the Company, its board members, executive officers, and former executive officers are not parties to ongoing criminal investigations, proceedings or lawsuits associated with such investigations.

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

According to the decision published on November 10, 2022,in a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp n.º 1.979.138 - DF (2021/0405949-3).

The STJ’s decision is subject to appeal by the Brazilian government and Gerdau will continue to seek all appropriate legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 595,649. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,028,176 (R$ 820,032 as of December 31, 2022).For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2023	2022
Tax	1,828,611	1,603,136
Labor	56,640	67,911
Civil	178,819	154,852
	2,064,070	1,825,899

The balance of tax judicial deposits as of December 31, 2023 includes the amount of R$ 1,670,984 (R$ 1,504,984 as of December 31, 2022) which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

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

The amounts recognized in the Company’s results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line.

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

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company. In December 2022, after judgment of the Declaration Embargoes opposed by the National Treasury, which upheld the favorable decision for the Company,the fine was definitively terminated.

In view of the final and unappealable decision with favorable merits decision confirmed on December 26, 2023, rendered in the main proceedings (0012235- 15.2009.4.02.5101) and the revocation of the suspensive effect previously granted to the National Treasury in case No. 5003743-37.2020.4.02.0000, the subsidiary Gerdau Aços Longos S.A. filed a request for provisional compliance with the judgment (assessed under No. 5100372-91.2023.4.02.5101/RJ), in which the request for withdrawal of the amounts deposited over the years dealing with the Inclusion of ICMS in the PIS and COFINS Calculation Base was granted, in the amount of R$ 1.6 billion, pending the final and unappealable decision for the withdrawal permits to be issued.

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

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021, Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company’s account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature. In this sense, in a final judgment concluded on November 7, 2023, the First Chamber of Private Law of the Court of Justice of the State of Rio de Janeiro, unanimously, dismissed the appeal filed by Eletrobras against the decision that had rejected its challenge to compliance with the judgment.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized a credit of R$ 845 million in the Other operating income line, credit of R$ 253 million in the Tax credits monetary update line and expenses of R$ 270 million in the Income and social contribution taxes line, resulting in a net credit of R$ 828 million (principal plus monetary update minus legal fees and taxes). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, which is expected to be monetized within a period of up to 5 years.

NOTE 20 — RELATED-PARTY TRANSACTIONS

a) Intercompany loans

Liabilities
Joint ventures	Maturity	2023	2022
Bradley Steel Processors Inc.	August 1, 2024	(24,992)	(24,890)
		(24,992)	(24,890)

	2023	2022	2021
Net financial (expense) income	—	(199)	6,089

b) Operations with related parties

During the years ended December 31, 2023,2022 and 2021, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 1,620,459 as of December 31, 2023 (R$ 1,480,619 and R$ 997,298 as of December 31, 2022 and 2021, respectively) and purchases in the amount of R$ 210,931 as of December 31, 2023 (R$ 311,691 and R$ 304,239 as of December 31, 2022 and 2021, respectively). The net amount totals R$ 1,409,528 as of December 31, 2023 (R$ 1,168,928 and R$ 693,058 as of December 31, 2022 and 2021, respectively).

On December 31, 2023, the Company and its subsidiaries have to receive from controlling shareholders, referring to the sale of property, the amount of R$ 16,878 (R$ 23,975 on December 31, 2022). Additionally, the Company recorded income derived from rental agreement in the amount of R$ 877 as of December 31, 2023 (R$ 829 and R$ 670 as of December 31, 2022 and 2021, respectively).

Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2023	2022	2021
Gerdau Aços Longos S.A	Subsidiary	Financing Agreements	437	Jan-24	437	—	—
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	Mar-24	63,024	50,644	—
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	35,451	Mar-24	35,451	33,550	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	apr/24	150,000	—	—
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	Nov-24	400,000	400,000	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Nov-24	400,000	400,000	—
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	may/25	375,000	—	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	may/25	375,000	—	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Nov-25	400,000	400,000	400,000
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	591,588	sep/26	648,322	629,255	2,157,290
Gerdau Trade Inc.	Subsidiary	Financing Agreements	4,730,775	sep27	—	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	2,064,877	2,225,417	2,771,455
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	Jan-30	2,410,967	2,598,415	2,790,250
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	246,906	266,103	284,606
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	Jun-38	12,216	12,216	12,516
GUSAP III LP.	Subsidiary	Financing Agreements	1,117,100	apr/44	2,328,873	2,509,938	2,790,250

c) Price and interest

Loan agreements between related parties are updated by fixed and/or market rates, such as Euro Interbank Offered Rate (Euribor) and SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Key Management compensation

The expense recognized related to key management salaries, variable compensation and benefits was R$ 36,964 for the year ended on December 31, 2023 (R$ 42,164 and R$ 61,747 for the years ended on December 31, 2022,and 2021, respectively).

Contributions to management’s defined contribution pension plans totaled R$ 1,986 for the year ended on December 31, 2023 (R$ 2,040 and R$ 1,932 for the years ended on December 31, 2022,and 2021, respectively).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 25,352 for the year ended on December 31, 2023 (R$ 19,548 and R$ 19,637 for the years ended on December 31, 2022,and 2021, respectively).

The cost of social charges, related to the management of the Company, totaled R$ 17,077 for the year ended on December 31, 2023 (R$ 20,455 and R$ 23,266 for the years ended on December 31, 2022,and 2021, respectively).

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2023	2022	2021
Available at beginning of the year	3,415,166	3,712,436	6,456,248
Granted	2,705,702	840,496	709,990
Exercised	(938,953)	(1,135,503)	(3,453,802)
Cancelled	(404,922)	(2,262)	—
Share Bonus	168,859	—	—
Available at the end of the year	4,945,852	3,415,166	3,712,436

Additional information on the long-term incentive plan are presented in Note 27.

e) Convertible loan into equity interest

As described in Note 3.4, on January 10, 2023, the Company converted into equity interest a convertible loan contributed in the joint venture Brasil ao Cubo S.A. in the amount of R$ 141 million.

f) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 41,763 (R$ 36,860 on December 31, 2022). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in Note 21.

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2023 and 2022 are as follows:

	2023	2022
Plan assets - Defined contribution pension plan	11,695	9,179
Total assets	11,695	9,179

Actuarial liabilities - Defined benefit pension plan	498,732	658,492
Acturial liabilities - Post-employment health care benefit	196,446	224,180
Retirement and termination benefit liabilities	11,798	11,222
Total liabilities	706,976	893,894

Current	209	516
Non-current	706,767	893,378

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

The potential effects of changes to the North American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(17,449)	14,636

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (578,055) as of December 31, 2023 (R$ (674,625) as of December 31, 2022).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2023	2022	2021
Cost of current service	46,176	63,616	74,840
Interest expense	204,604	169,526	170,897
Return on plan assets	(187,247)	(150,700)	(136,933)
Past service cost	—	—	7,093
Settlement	—	—	(847)
Interest cost on unrecoverable surplus	13,645	10,440	4,371
Net pension cost	77,178	92,882	119,421

The reconciliations of assets and liabilities of the plans are as follows:

	2023	2022
Present value of defined benefit obligation	(3,573,044)	(3,841,213)
Fair value of plan assets	3,383,887	3,499,475
Asset ceiling restrictions on recognition of net funded assets	(309,575)	(316,754)
Net	(498,732)	(658,492)
Defined benefit obligation	(498,732)	(658,492)

Changes in plan assets and actuarial liabilities were as follows:

	2023	2022	2021
Variation of the plan obligations
Obligation at the begining of the year	3,841,213	5,409,065	5,921,285
Cost of service	46,176	63,616	74,840
Interest expense	204,604	169,526	170,897
Payments of the benefits	(410,621)	(317,779)	(486,310)
Past service cost	—	—	7,093
Settlement	—	—	(228,881)
Acturial remeasurements	117,644	(1,058,898)	(457,421)
Exchange Variance	(225,972)	(424,317)	407,562
Obligation at the end of the year	3,573,044	3,841,213	5,409,065

	2023	2022	2021
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,499,475	4,647,361	4,652,000
Return of the plan assets	187,247	150,700	136,933
Contributions from sponsors	75,321	173,316	244,123
Settlement	—	—	(228,034)
Payments of benefits	(413,565)	(317,779)	(486,310)
Remeasurement	214,503	(791,672)	25,498
Exchange Variance	(179,094)	(362,451)	303,151
Fair value of plan assets at the end of the year	3,383,887	3,499,475	4,647,361

The fair value of plan assets includes shares of the Company in the amount of R$ 0 as of December 31, 2023 (R$ 10,084 as of December 31, 2022).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2023	2022	2021
Return of the plan assets	(214,503)	791,672	(25,498)
Actuarial Remeasurements	117,644	(1,058,898)	(457,421)
Restriction recognized in Other Comprehensive Income	(22,456)	4,965	178,941
Remeasurements recognized in Other Comprehensive Income	(119,315)	(262,261)	(303,978)

The historical actuarial remeasurements are as follows:

	2023	2022	2021	2020	2019
Present value of defined benefit obligation	(3,573,044)	(3,841,213)	(5,409,065)	(5,921,285)	(4,601,965)
Fair value of the plan assets	3,383,887	3,499,475	4,647,361	4,652,000	3,656,891
Surplus (Deficit)	(189,157)	(341,738)	(761,704)	(1,269,285)	(945,074)
Experience adjustments on plan liabilities (Gain)	117,644	(1,058,898)	(457,421)	467,106	546,911
Experience adjustments on plan assets (Gain)	(214,503)	791,672	(25,498)	(334,675)	(386,767)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2023
	Brazilian Plans	American Plans
Fixed income	99.7%	83.6%
Variable income	—	11.6%
Others	0.3%	4.8%
Total	100.0%	100.0%

	2022
	Brazilian Plans	American Plans
Fixed income	99.5%	48.1%
Variable income	—	41.2%
Others	0.5%	10.7%
Total	100.0%	100.0%

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

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 10% in shares, 85% in debt securities and 5% in alternative securities, and for Brazilian Plan it is close to 100% in fixed income.

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2023 and 2022, respectively:

	2023
	Brazilian Plan	North America Plan
Average discount rate	9.03%	4,12% -5,11%
Rate of increase in compensation	Not applicable	1.50%
Mortality table	AT-2000 per sex	RP-2006 and MP-2023
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2023
Rate of rotation	Null	Based on age and/or the service

	2022
	Brazilian Plan	North America Plan
Average discount rate	9.81%	5.05% - 5.11%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2022
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2022
Rate of rotation	Null	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 196,027 in 2023 (R$ 184,984 in 2022 and R$ 162,133 in 2021).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2023	2022	2021
Current service cost	2,069	3,005	3,458
Interest expense	10,127	8,102	8,239
Past service cost	—	—	(32,434)
Net cost pension benefit	12,196	11,107	(20,737)

The funded status of the post-employment health benefits plans is as follows:

	2023	2022
Present value of obligations	(196,446)	(224,180)
Total net liabilities	(196,446)	(224,180)

Changes in plan assets and actuarial liabilities were as follows:

	2023	2022	2021
Change in benefit obligation
Benefit obligation at beginning of the year	224,180	318,181	362,944
Cost of service	2,069	3,005	3,458
Interest expense	10,127	8,102	8,239
Past service cost	—	—	(32,434)
Contributions from participants	1,096	1,472	2,032
Payment of benefits	(20,265)	(17,488)	(17,431)
Remeasurements	(7,232)	(61,524)	(36,938)
Exchange variations	(13,530)	(27,568)	28,311
Benefit obligation at the end of the year	196,445	224,180	318,181

	2023	2022	2021
Change in plan assets
Contributions from sponsors	19,168	16,016	24,713
Contributions from participants	1,096	1,472	2,032
Payments of benefits	(20,264)	(17,488)	(26,745)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2023	2022	2021	2020	2019
Present value of defined benefit obligation	(196,445)	(224,180)	(318,181)	(362,944)	(298,989)
Deficit	(196,445)	(224,180)	(318,181)	(362,944)	(298,989)
Experience adjustments on plan liabilities	(7,232)	(61,524)	(36,938)	(23,533)	11,202

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2023	2022	2021
Losses / Gains on actuarial obligation	(7,232)	(61,524)	(36,938)
Actuarial losses recognized in Equity	(7,232)	(61,524)	(36,938)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2023	2022
Average discount rate	4,63% - 4,92%	5.05% - 5.11%
Health treatment - rate assumed next year	4,84% - 7,60%	5.01% - 6.70%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2032 to 2041	3,26% - 4,50%	3.30% - 3.75%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	(425)	240
Effect over benefit plan obligations	(16,877)	20,149

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 11,798 as of December 31, 2023 (R$ 11,222 as of December 31, 2022).

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

	2023	2022
Provision for environmental liabilities	517,669	484,652
Current	139,395	262,018
Non-current	378,274	222,634

NOTE 23 — EQUITY

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

Reconciliations of common and preferred outstanding shares are presented below:

	2023		2022		2021
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,091,630,395	571,929,945	1,133,816,901	571,929,945	1,129,231,487
Acquisition of Treasury shares	—	—	—	(44,564,000)	—	—
Share Bonus	28,596,497	54,691,436	—	—	—	—
Exercise of long-term incentive plan	—	2,674,136	—	2,377,494	—	4,585,414
Balance at the end of the year	600,526,442	1,148,995,967	571,929,945	1,091,630,395	571,929,945	1,133,816,901

As of December 31, 2023, 600,526,442 common shares and 1,156,540,608 preferred shares are subscribed and paid up, with a total capital of R$ 20,215,343 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	2023*
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.**	585,793,846	97.5	—	0.0	585,793,846	33.3
Brazilian institutional investors	2,442,108	0.4	117,790,196	10.2	120,232,304	6.8
Foreign institutional investors	1,425,937	0.2	546,220,396	47.2	547,646,333	31.2
Other shareholders	10,864,551	1.9	484,985,375	41.9	495,849,926	28.3
Treasury stock	—	0.0	7,544,641	0.7	7,544,641	0.4
	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0

*As of December 31, 2023, the shareholders composition includes the share bonus

	Shareholders
	2022
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.**	557,898,901	97.5	—	0.0	557,898,901	33.3
Brazilian institutional investors	4,292,172	0.8	157,020,405	14.3	161,312,577	9.6
Foreign institutional investors	1,529,109	0.3	520,985,608	47.3	522,514,717	31.2
Other shareholders	8,209,763	1.4	413,624,382	37.6	421,834,145	25.2
Treasury stock	—	0.0	9,836,850	0.8	9,836,850	0.7
	571,929,945	100.0	1,101,467,245	100.0	1,673,397,190	100.0

	Shareholders
	2021
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.**	557,898,901	97.3	—	0.0	557,898,901	32.4
Brazilian institutional investors	4,363,438	0.8	232,421,779	20.3	236,785,217	13.8
Foreign institutional investors	1,895,038	0.3	490,810,572	42.8	492,705,610	28.7
Other shareholders	7,772,568	1.4	410,584,550	35.8	418,357,118	24.3
Treasury stock	1,697,538	0.2	12,214,344	1.1	13,911,882	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

**Metalurgica Gerdau S.A. is the controlling shareholder and Indac – Ind. e Com. S.A. (holding of Gerdau’s family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

On February 28, 2023, the Company’s Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company’s Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 21, 2023; increasing the Company’s capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are preferred shares, all book-entry and without par value.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2023
	Common shares	R$	Preferred shares	R$
Opening balance	—	—	9,836,850	179,995
Exercise of long-term incentive plan	—	—	(2,674,136)	(29,813)
Capital increase with share bonus	—	—	381,927	—
Closing balance	—	—	7,544,641	150,182

	2022
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	12,214,344	151,852
Share buyback program	—	—	44,564,000	1,073,124
Exercise of long-term incentive plan	—	—	(2,377,494)	(21,452)
Cancellation of treasury stocks	(1,697,538)	(557)	(44,564,000)	(1,023,529)
Closing balance	—	—	9,836,850	179,995

	2021
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	16,799,758	228,752
Exercise of long-term incentive plan	—	—	(4,585,414)	(76,900)
Closing balance	1,697,538	557	12,214,344	151,852

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 19.91 during 2022 (R$ 18.30 and R$ 12.43 during the years ended on December 31, 2022 and 2021, respectively).

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADSs backed by preferred shares (GGB). The acquisition started on May 6, 2022 and lasted 18 months. On November 3,2023, the Company informed the market that the Share Buyback Program of its own issuance was completed. During its validity period, 44,564,000 preferred shares (GGBR4) were acquired at an average price of R$ 24.08 per share, corresponding to 81.0% of the Share Buyback Program and representing the amount of R$ 1,073,124.

On November 8, 2022, the Company’s Board of Directors approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, with no par value, issued by the Company, without reducing the value of the Capital. Due to the deliberate cancellation of shares, the Company’s capital is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, with no par value. Accordingly, Article 4 of the Company’s Bylaws, which deals with the Capital have been adjusted.

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

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation. The tax incentives reserve recognized in Gerdau S.A. refers to incentives of state and federal nature, constituted in the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2023
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(9,590)	(9,590)
Effects of interest changes in subsidiaries	—	(9,590)	(9,590)

	December 31, 2022
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	(33,845)	(19,761)	(53,606)
Effects of interest changes in subsidiaries	(33,845)	(19,761)	(53,606)

	December 31, 2021
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(18,962)	(18,962)
Effects of interest changes in subsidiaries	—	(18,962)	(18,962)

(i) Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded regarding the long term incentive plans.

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

	2023	2022	2021
Net income	7,501,565	11,425,512	15,494,111
Constitution of legal reserve	(318,142)	(545,251)	(756,334)
Constitution of the tax incentives reserve	(1,138,728)	(520,478)	(367,430)
Net income before dividends and interest on capital	6,044,695	10,359,783	14,370,347
Dividends and interest on equity based on income of the year	(2,466,503)	(5,749,906)	(5,014,450)
Dividend - adjustment in excess of the minimum estatutory undistributed	(174,952)	(332,712)	(341,150)
Total dividends	(2,641,455)	(6,082,618)	(5,355,600)
Net income before constitution of investments and working capital reserve	3,403,240	4,277,165	9,014,747
Constitution of investments and working capital reserve	(3,403,240)	(4,277,165)	(9,014,747)

The excess of retained earnings in relation to the capital will be the subject of a proposal by the Company’s management for capitalization to be submitted for deliberation by the Shareholders’ Meeting.

Subsequent event

On March 14, 2024, the Company informed that the Board of Directors sent a proposal to the Extraordinary Shareholders’ Meeting, to be held on April 16, 2024, for a capital increase of R$ 4,057,882 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance of 351,413,410 new shares, of which 120,105,288 will be common shares and 231,308,122 will be preferred shares, all book-entry, with no par value, and that will be distributed to the shareholders as a bonus, in the proportion of one new share for every five shares of the same type held on April 17, 2024. It is important to note that this proposal, if approved, will take place on April 16, 2024, and there are no impacts until this date.

The dividends for the years 2023, 2022 and 2021 are presented below:

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2023
1st quarter	Interest	0.51	1,749,090	05/15/2023	05/29/2023	892,056
2nd quarter	Dividends	0.43	1,749,522	08/18/2023	08/29/2023	752,172
3rd quarter	Dividends	0.47	1,749,522	11/17/2023	12/13/2023	822,275
4th quarter	Dividends	0.10	1,749,522	03/01/2024	03/12/2024	174,952
Proposed Interest and Dividends						2,641,455
Credit per share (R$)		1.51

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2022
1st quarter	Interest	0.57	1,707,829	05/16/2022	05/25/2022	973,542
2nd quarter	Dividends	0.71	1,693,994	08/15/2022	8/25/2022	1,199,713
3rd quarter	Dividends	1.73	1,663,560	11/21/2022	12/14/2022	2,877,957
3rd quarter	Interest	0.42	1,663,560	11/21/2022	12/14/2022	698,694
4th quarter	Dividends	0.20	1,663,560	03/14/2023	3/23/2023	332,712
Proposed Interest and Dividends						6,082,618
Credit per share (R$)		3.63

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2021
1st quarter	Dividends	0.40	1,705,338	5/14/2021	5/26/2021	682,199
2nd quarter	Dividends	0.54	1,705,576	8/16/2021	8/26/2021	921,011
3rd quarter	Interest	0.38	1,705,582	9/27/2021	11/16/2021	648,122
3rd quarter	Interest	0.20	1,705,630	11/5/2021	11/16/2021	341,126
3rd quarter	Dividends	1.42	1,705,628	11/5/2021	11/16/2021	2,421,992
4th quarter	Dividends	0.20	1,705,747	3/7/2022	3/16/2022	341,150
Proposed Interest and Dividends						5,355,600
Credit per share (R$)		3.14

NOTE 24 — EARNINGS PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2023
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	2,576,016	4,925,549	7,501,565
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 24 for number of shares)	600,526,442	1,148,255,014

Earnings per share (in R$) — Basic	4.29	4.29

	2022
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	3,922,039	7,503,473	11,425,512
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	600,526,442	1,148,900,801

Earnings per share (in R$) — Basic	6.53	6.53

	2021
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	5,198,011	10,296,100	15,494,111
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	571,929,945	1,132,865,567

Earnings per share (in R$) — Basic	9.09	9.09

Diluted

	2023	2022	2021
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	4,925,549	7,503,473	10,296,100
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	16,037	20,898	26,192
	4,941,586	7,524,371	10,322,292

Net income allocated to common shareholders	2,576,016	3,922,039	5,198,011
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(16,489)	(20,898)	(26,192)
	2,559,527	3,901,141	5,171,819

Diluted denominator
Outstanding shares
Common Shares	600,526,442	600,526,442	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,148,255,014	1,148,900,801	1,132,865,567
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	11,159,835	9,371,523	8,633,716
Total	1,159,414,849	1,158,272,324	1,141,499,283

Earnings per share — Diluted (Common and Preferred Shares)	4.26	6.50	9.04

NOTE 25 — NET SALES

The net sales revenues for the year are composed of:

	2023	2022	2021
Gross sales	76,845,604	93,234,968	89,398,218
Taxes on sales	(5,884,335)	(8,372,931)	(8,987,882)
Discounts	(2,044,822)	(2,449,827)	(2,065,255)
Net sales	68,916,447	82,412,210	78,345,081

NOTE 26 — LONG-TERM INCENTIVE PLANS

a)	Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2021	12,469,334
Granted	2,228,196
Cancelled	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company, being the amount of R$ 25.16 for the 2023 grant (R$ 27.25 for the 2022 grant). The grace period for the year is 3 years for grants made as from 2017. The costs with long-term incentive plans recognized in the income statement on December 31, 2023 were R$ 157,979 (R$ 104,714 and R$ 65,289 on December 31, 2022 and 2021, respectively).

As of December 31, 2023, the Company has a total of 7,544,641 preferred shares in treasury and, according to Note 23, these shares may be used for serving this plan.

NOTE 27 — SEGMENT REPORTING

	Business Segments
	2023
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	26,830,683	26,857,690	5,118,150	11,385,130	(1,275,206)	68,916,447
Cost of sales	(24,172,216)	(21,062,243)	(4,014,010)	(9,687,587)	1,352,064	(57,583,992)
Gross profit	2,658,467	5,795,447	1,104,140	1,697,543	76,858	11,332,455
Selling, general and administrative expenses	(868,530)	(629,852)	(137,203)	(281,302)	(290,749)	(2,207,636)
Other operating income (expenses)	(50,664)	(12,863)	34,604	(26,398)	566,351	511,030
Impairment of financial assets	(10,044)	(641)	(1,007)	(990)	1,954	(10,728)
Equity in earnings of unconsolidated companies	—	591,354	230,176	10,582	(4,506)	827,606
Operational income before financial income (expenses) and taxes	1,729,229	5,743,445	1,230,710	1,399,435	349,908	10,452,727
Financial result, net	(531,412)	173,862	(722,790)	(294,454)	268,672	(1,106,122)
Income (Loss) before taxes	1,197,817	5,917,307	507,920	1,104,981	618,580	9,346,605
Income and social contribution taxes	(293,344)	(1,243,406)	(170,516)	(262,627)	160,271	(1,809,622)
Net income (Loss)	904,473	4,673,901	337,404	842,354	778,851	7,536,983

Supplemental information:
Net sales between segments	940,632	152,186	45	134,453	47,890	1,275,206
Depreciation/amortization	1,695,487	620,934	195,030	482,144	53,617	3,047,212

Investments in associates and joint ventures	—	2,766,406	—	268,522	823,521	3,858,449
Total assets	23,788,261	22,589,796	4,428,996	11,885,419	12,192,672	74,885,144
Total liabilities	8,849,071	3,064,061	1,373,802	2,881,499	9,477,848	25,646,281

	Business Segments
	2022
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	32,971,136	31,098,937	7,179,691	13,626,418	(2,463,972)	82,412,210
Cost of sales	(27,083,063)	(22,694,132)	(5,532,144)	(11,185,898)	2,834,081	(63,661,156)
Gross profit	5,888,073	8,404,805	1,647,547	2,440,520	370,109	18,751,054
Selling, general and administrative expenses	(819,806)	(628,881)	(154,782)	(266,148)	(318,001)	(2,187,618)
Other operating income (expenses)	31,212	(14,902)	8,291	12,854	(1,184)	36,271
Impairment of financial assets	946	(3,219)	(81)	2,953	(680)	(81)
Equity in earnings of unconsolidated companies	—	884,437	277,108	9,243	(18,961)	1,151,827
Operational income before financial income (expenses) and taxes	5,100,425	8,642,240	1,778,083	2,199,422	31,283	17,751,453
Financial result, net	(669,951)	72,145	(819,625)	(270,552)	(204,443)	(1,892,426)
Income (Loss) before taxes	4,430,474	8,714,385	958,458	1,928,870	(173,160)	15,859,027
Income and social contribution taxes	(1,105,203)	(1,848,548)	(295,603)	(483,480)	(646,641)	(4,379,475)
Net income (Loss)	3,325,271	6,865,837	662,855	1,445,390	(819,801)	11,479,552

Supplemental information:
Net sales between segments	1,023,664	92,927	8,797	136,719	1,201,865	2,463,972
Depreciation/amortization	1,459,472	612,784	232,010	554,707	7,726	2,866,699

Investments in associates and joint ventures	—	2,428,237	1,060,770	256,813	150,698	3,896,518
Total assets	25,664,151	21,767,488	7,488,279	13,193,959	5,684,775	73,798,652
Total liabilities	8,801,615	3,843,178	2,668,313	2,601,359	9,585,994	27,500,459

	Business Segments
	2021
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	34,757,720	27,838,000	6,856,766	10,980,191	(2,087,596)	78,345,081
Cost of sales	(22,496,140)	(22,416,578)	(5,332,853)	(9,427,221)	2,145,071	(57,527,721)
Gross profit	12,261,580	5,421,422	1,523,913	1,552,970	57,475	20,817,360
Selling, general and administrative expenses	(781,942)	(639,370)	(157,912)	(233,348)	(293,379)	(2,105,951)
Other operating income (expenses)	137,649	42,141	27,514	71,287	241,140	519,731
Eletrobras compulsory loan recovery	—	—	—	—	1,391,280	1,391,280
Results in operations with subsidiary and joint ventures (note 3.4)	—	—	—	—	(162,913)	(162,913)
Impairment of financial assets	7,823	(7,668)	(1,073)	1,275	—	357
Equity in earnings of unconsolidated companies	—	279,948	268,291	28,831	(13,912)	563,158
Operational income before financial income (expenses) and taxes	11,625,110	5,096,473	1,660,733	1,421,015	1,219,691	21,023,022
Financial result, net	(538,341)	(156,437)	(314,473)	(238,249)	497,046	(750,454)
Income (Loss) before taxes	11,086,769	4,940,036	1,346,260	1,182,766	1,716,737	20,272,568
Income and social contribution taxes	(2,769,495)	(1,092,146)	(377,286)	(287,292)	(187,411)	(4,713,630)
Net income (Loss)	8,317,274	3,847,890	968,974	895,474	1,529,326	15,558,938

Supplemental information:
Net sales between segments	1,186,719	70,904	16,297	74,714	738,962	2,087,596
Depreciation/amortization	1,323,598	627,483	213,001	487,114	7,365	2,658,561

Investments in associates and joint ventures	—	1,871,274	1,071,333	251,668	146,500	3,340,775
Total assets	24,835,717	22,096,314	7,113,706	13,658,147	6,110,729	73,814,613
Total liabilities	8,105,443	4,603,424	2,376,176	2,801,071	13,112,850	30,998,964

The main products sold in each segment are:

Brazil Operations: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operations: rebar, bars, wire rod, light and heavy structural shapes.

South America Operations: rebar, bars and drawn products.

Special Steel Operations: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Results in operations with subsidiary and joint ventures, Eletrobras compulsory loan recovery, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2023	2023	2023	2023
Net sales	27,734,290	8,003,111	33,179,046	68,916,447
Total assets	32,811,578	7,386,237	34,687,329	74,885,144

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2022	2022	2022	2022
Net sales	36,416,581	8,294,142	37,701,487	82,412,210
Total assets	31,628,514	9,895,251	32,274,887	73,798,652

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2021	2021	2021	2021
Net sales	37,733,918	8,567,310	32,043,853	78,345,081
Total assets	31,740,469	8,959,237	33,114,907	73,814,613
(1)	Does not include operations of Brazil
(2)	Does not include operations of Mexico

IFRS Accounting Standards requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 28 — INSURANCE

Subsidiaries maintain insurance contracts with coverage determined by experts, taking into account the nature and degree of risk. The main insurance coverage contracted are:

Type	Scope	2023	2022
Assets	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	108,885,132	102,494,125
Business Interruption	Net income plus fixed expenses	25,316,332	21,255,334
Civil Liability	Industrial operations	687,465	751,349

NOTE 29 — IMPAIRMENT OF ASSETS

The Company performs tests for impairment of assets, notably goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. The impairment test of these assets is assessed based on the analysis of facts or circumstances that may indicate the need to perform the impairment test and are performed at least annually, for groups of cash generating units containing goodwill, in December, or whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

29.1 Other assets Impairment test

In 2023, 2022 and 2021, no impairment losses were recognized for other long-lived assets, notably property, plant and equipment.

The post-tax discount rates used for this test are the same as presented in Note 29.2 of the goodwill impairment test.

29.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. Goodwill balances by business segment are presented in Note 11. In 2023, 2022 and 2021, no impairment losses were recognized for goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2023 test were: a) North America: 3% (3% in December 2022); b) Special Steel: 3% (3% in December 2022); c) South America: 3% (3% in December 2022); and d) Brazil: 3% (3% in December 2022).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America:10.25% (9.75% in December 2022); b) Special Steel: 11.00% (10.75% in December 2022); c) South America: 19.00% (18.00% in December 2022); and d) Brazil 11.75%: (11.75% in December 2022). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 12.99% (12.28% in December 2022); b) Special Steel: 14.04% (13.81% in December 2022); c) South America: 28.44% (26.47% in December 2022); and d) Brazil: 15.06% (15.56% in December 2022).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 6,432 million (R$ 10,426 million in 2022); b) Special Steel: R$ 2,832 million (R$ 5,299 million in 2022); c) South America: R$ 749 million (R$ 1,074 million in 2022); and d) Brazil: R$ 1,678 million (R$ 3,632 million in 2022).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,075 million (R$ 8,749 million in 2022); b) Special Steel: R$ 2,067 million (R$ 4,329 million in 2022); c) South America: R$ 657 million (R$ 953 million in 2022); and d) Brazil: R$ 343 million (R$ 2,306 million in 2022).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,431 million (R$ 9,161 million in 2022); b) Special Steel: R$ 2,271 million (R$ 4,586 million in 2022); c) South America: R$ 702 million (R$ 1,011 million in 2022); and d) Brazil: R$ 719 million (R$ 2,673 million in 2022).

It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value in the Brazil segment of R$ 501 million due to the recoverable amount lower than the book value (recoverable amount exceeded book value by R$ 1,357 million in 2022) and the recoverable amount exceeding the book value in the other segments, as shown below: North America: R$ 4,213 million (R$ 7,116 million in 2022); b) Special Steel: R$ 1,578 million (R$ 3,442 million in 2022) and c) South America: R$ 614 million (R$ 831 million in 2022).

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

NOTE 30 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2023	2022	2021
Depreciation and amortization	(3,047,212)	(2,866,699)	(2,658,561)
Labor expenses	(7,653,352)	(7,367,601)	(7,249,811)
Raw material and consumption material	(42,523,164)	(48,606,561)	(43,720,989)
Freight	(4,360,264)	(4,820,294)	(3,898,360)
Other expenses/income, net	(1,707,334)	(2,151,429)	(1,585,863)
Eletrobras compulsory loan recovery	—	—	1,391,280
Results in operations with subsidiary and joint ventures	—	—	(162,913)
	(59,291,326)	(65,812,584)	(57,885,217)
Classified as:
Cost of sales	(57,583,992)	(63,661,156)	(57,527,721)
Selling expenses	(716,195)	(733,026)	(715,830)
General and administrative expenses	(1,491,441)	(1,454,592)	(1,390,121)
Other operating income	1,033,506	246,313	979,760
Other operating expenses	(522,476)	(210,042)	(460,029)
Eletrobras compulsory loan recovery	—	—	1,391,280
Results in operations with subsidiary and joint ventures	—	—	(162,913)
Impairment of financial assets	(10,728)	(81)	357
	(59,291,326)	(65,812,584)	(57,885,217)

NOTE 31 — FINANCIAL INCOME

	2023	2022	2021

Income from short-term investments	543,507	392,445	182,639
Interest income and other financial income	359,512	213,917	66,385
Financial Income	903,019	606,362	249,024

Interest on debt	(840,069)	(964,607)	(1,059,841)
Monetary variation and other financial expenses	(556,720)	(598,551)	(373,246)
Financial Expenses	(1,396,789)	(1,563,158)	(1,433,087)

Exchange Variation, net	(850,375)	(974,709)	(108,373)
Bonds repurchase expenses	—	—	(264,687)
Tax credits monetary update	253,002	—	788,741
Gains and losses on derivative financial instruments, net	(14,979)	39,079	17,928
Financial result, net	(1,106,122)	(1,892,426)	(750,454)