Form 20-F
period 2024-12-31
GERDAU S.A.
filed 2025-03-14
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2024 was:

719,956,830 Common Shares, no par value per share
1,358,848,730 Preferred Shares, no par value per share

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

☐ Yes ☒ No

i

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)	“CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interbancário), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “GDP” means Gross Domestic Product, “SOFR” means the Secured Overnight Financing Rate;
(ii)	“Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
(iii)	“Preferred Shares” and “Ordinary Shares” refer to the Company’s authorized and outstanding preferred stock and ordinary stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value;
(iv)	All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes, which is equal to 1,000 kilograms or 2,204.62 pounds;
(v)	“proven” or “probable mineral reserves” have the meanings defined by SEC in Regulation S-K, ⸹229.1300.
(vi)	“Shipments” means the volumes shipped and “Consolidated shipments” means the consolidated volumes shipped from all our operations in Brazil, South America and North America, excluding our joint ventures and associate companies and intercompany transactions; and
(vii)	the “Company”, “Gerdau”, “we” or “us” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries;

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The following investments are accounted following the equity method: Bradley Steel Processor and MRM Guide Rail, all in North America, of which Gerdau Ameristeel US Inc. holds a 50% stake, the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 53.94% stake, the investment in Newave Energia S.A., in Brazil, in which the Company holds a 40% stake, the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which the Company holds a 58.73% stake, the investments in Addiante S.A., in Brazil, in which the Company holds a 50% stake, the investment in Brasil ao Cubo S.A., in Brazil, in which the Company holds a 44.66% stake, the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.47% stake and the investment in MRS Logística S.A., in Brazil, in which the Company holds a 1.32% stake.

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

On July 5, 2024, the Company signed a share purchase agreement increasing to 53.94% its equity interests in the joint venture Dona Francisca Energética S.A., in Brazil.

On August 8, 2024, the Company sold its shares of Ubiratã Tecnologia S.A., without recognizing any material losses in relation to the equity value recorded in the financial statements.

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of Gerdau Summit’s capital. Gerdau Summit, until then a joint venture, with this transaction became a subsidiary of the Company.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2024.

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

The steel industry is highly cyclical. Consequently, the Company is exposed to substantial swings in the demand for steel products, which in turn causes volatility in the prices of most of its products and eventually could cause write-downs of its inventories. In addition, the demand for steel products, and hence the financial condition and results of operations of companies in the steel industry, including the Company itself, are generally affected by macroeconomic changes in the world economy and in the domestic economies of steel-producing countries, including general trends in the steel, construction and automotive industries. A material decrease in demand for steel or increase in exports by countries not able to consume their production could have a significant adverse effect on the Company’s financial condition and results of operations.

Global crises and subsequent economic slowdowns may adversely affect global steel demand. As a result, the Company’s financial condition and results of operations may be adversely affected.

Historically, the steel industry has been highly cyclical and deeply impacted by global economic conditions, including fluctuations in global production capacity, steel imports and exports, and corresponding trade policies. After a steady period of growth between 2004 and 2008, the sharp decline in demand resulting from the 2008-2009 global financial crisis once again underscored the industry’s vulnerability to macroeconomic volatility. That crisis originated from the collapse of the United States subprime mortgage market, leading to severe disruptions in financial institutions and global credit markets. Developed economies, such as North America and Europe, experienced deep recessions due to the real estate market crash and the resulting liquidity shortage. As a result, steel demand suffered a decline in 2009, reflecting contractions in industrial production and infrastructure investments. A recovery phase began in 2010, primarily driven by emerging economies, particularly China, where large-scale stimulus programs supported infrastructure and manufacturing growth. However, the subsequent decade brought new challenges to the industry, including overcapacity, especially in China, placed downward pressure on steel prices and disrupted global trade flows. By the late 2010s, trade disputes – most notably between the U.S. and China – led to the imposition of tariffs and other protectionist measures, further distorting supply and demand dynamics. Additionally, geopolitical tensions and fluctuations in raw material prices contributed to prolonged market instability, making the recovery uneven and intensifying competition in the industry.

The COVID-19 pandemic in 2020 is another example of the strong correlation between steel demand and broader economic conditions. Initially, uncertainty and economic slowdown surrounding the pandemic negatively impacted the steel market. In the subsequent years, the injection of cash into the economy from multiple Central Banks performing counter-cyclical economic policies resulted in stronger economic activity and consequently higher steel demand.

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

Our results of operations and financial condition are subject to significant volatility due to global and local market dynamics beyond our control. The steel industry is inherently cyclical, and fluctuations in steel demand, pricing, and production costs can materially impact our profitability.

External factors such as economic downturns, changes in infrastructure spending, supply chain disruptions, and shifts in global trade policies, including protectionist measures and tariffs, may adversely affect our operations. Additionally, rising energy costs, raw material availability, and foreign exchange rate fluctuations can increase our operational expenses and reduce margins.

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

Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed) could have further destabilizing effects on financial markets and certain commodity markets. Any substantial escalation could cause a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact regionally and globally and could adversely impact the Company’s results of operations and financial condition.

Similarly, the Israel-Hamas conflict in Gaza and any other global conflicts could have a material adverse effect on the overall macroeconomic environment, impacting financial markets and certain commodity markets, with a materially adverse impact on our results of operations and financial condition.

Gerdau faces significant competition in relation to its steel products, including prices of other domestic and foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price, quality of products and customer service, as well as to technological advances that allow the reduction of production costs. Brazilian exports of steel products are influenced by several factors, including protectionist policies of other countries, foreign exchange policy and the growth rate of the world economy. Moreover, continuous advances in material sciences and the resulting technologies facilitate the improvement of products such as plastic, aluminum, ceramics, glass and timber, permitting them to serve as substitutes for steel.

Due to the high initial investment costs, the operation of a steel plant on a continuous basis may encourage mill operators to maintain high production levels, even in periods of low demand, which increases the pressure on industry profit margins. That said, competitive pressures that force the fall of steel prices can also affect the profitability of Gerdau.

The steel industry has historically suffered from excess of production capacity, which has worsened due to a substantial increase in production capacity in emerging countries, particularly China and India and other emerging markets. China is currently the largest global steel producer.

Unfavorable conditions in China and steel-exporting countries can significantly impact steel prices in other markets. China, as the world’s largest steel producer and consumer, influences global steel demand and supply dynamics. Factors like a lack of real estate investment, lower consumer confidence and rationalization of government stimulus can diminish steel demand within China, affecting global prices. Additionally, steel-exporting countries, benefiting from lower production costs, efficient supply chains, and economies of scale, can exert competitive pressures on international steel prices, particularly when coupled with government subsidies or trade agreements. These combined factors create a complex interplay of supply and demand forces that can swiftly impact steel prices worldwide.

In 2023 and 2024, steel companies in Brazil faced strong competition from imported products, mainly due to the global excess in steel production, culminating in an unhealthy market capture near the record highs, increasing the competitive imbalance, mainly driven by predatory steel imports from China. According to the Brazil Steel Institute, steel imports in Brazil reached almost 6 million tonnes in 2024, up 18% over 2023, harming fair competition in the main markets where Gerdau operates and impacting the Company’s results. Although Gerdau is a modern and highly efficient producer, the Company cannot compete with heavily subsidized imports, which may adversely affect the competitiveness of the industry, its financial condition, and results of operations in the future.

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

China is currently the world’s largest steel producer and has favorable conditions such as excess steel capacity, devalued currency and a job maintenance policy. In addition, the Chinese government subsidizes surplus steel production, exporting these volumes at prices below production costs in several countries in the transoceanic region that have not yet taken sufficient trade defense measures against trade practices that enable predatory steel imports, such as Brazil, and consequently pushing down international steel prices. Trade defense measures against predatory practices are legal and supported by the World Trade Organization. Some countries such as the United States, Mexico, Colombia, Turkey and the 27 countries of the European Union have adopted relevant measures to combat the entry of subsidized Chinese steel, strengthening their economies, their industries, and their jobs.

In 2024, steel imports in Brazil increased by 18% compared to 2023 and reached for the second straight year a record volume in the annual historical series, according to the Brazil Steel Institute. Over 2023 and 2024, Gerdau faced a shocking increase in the penetration of imported steel in Brazil, particularly from China. For these reasons, players in the sector have been defending the need for a review of import tariffs in Brazil to ensure fairer and more competitive conditions for the national steel market. The Brazilian government partially addressed the steel sector last year with a temporary hike of tariffs for some flat and long steel products utilizing a quota system, which proved insufficient so far. If the Brazilian government does not enhance measures against subsidized steel imports and the high level of imports continues without adequate measures that guarantee fair competition with the local market, Gerdau’s financial condition and results of operations may be negatively affected in the future. In addition to direct steel imports, the Brazilian industry also faces competition from imported finished products, which negatively affects the entire steel supply and production chain.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini mills is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S., due to the United States being the main scrap exporter in the world, scrap prices in the Brazilian market are set by domestic suppliers and demand. The price of steel scrap in Brazil varies from region to region and reflects demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

Increases in iron ore and coal prices, or reductions in market supply, and price increases in other inputs, could adversely affect the Company’s operations.

When the prices of raw materials, particularly iron ore and coking coal, increase, and the Company needs to produce steel in its integrated facilities, the production costs in its integrated facilities also increase. The Company uses iron ore to produce hot pig iron at its Ouro Branco and Divinópolis mills located in the state of Minas Gerais.

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input to produce steel is iron ore. This unit represented 58.1% of the total crude steel output (in volume) of the Brazil Business Segment in 2024. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines.

All the Company’s coking coal requirements for its Brazilian unit at Ouro Branco are sourced domestically or imported. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility and blast furnaces. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Colombia, the United States, Australia and Russia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill. To minimize the risks of shortages the Company has secured volumes under long-term contracts with negotiable indexed or fixed prices. In addition, an increase in prices could reduce profit margins. Another related risk is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported.

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

The Company invested to further increase productivity of its operations. These projects are subject to several risks that may adversely affect the Company’s growth prospects and profitability, including the following:

●	the Company may encounter delays, availability problems or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;
●	the Company’s efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including availability of overburden and waste disposal areas as well as reliable power and water supplies;
●	the Company may fail to obtain, may lose, or experience delays or higher than expected costs in obtaining or renewing the required permits, authorizations, licenses, concessions and/or regulatory approvals to build or continue a project; and
●	changes in market conditions, laws or regulations may make a project less profitable than expected or economically or otherwise unfeasible.

Any one or a combination of the factors described above may materially and adversely affect the Company’s financial condition and results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Unexpected interruptions in the production capabilities at Gerdau’s principal sites and installations would increase production costs, reducing shipments and earnings for the affected period. These interruptions result from: (i) unpredictable/periodic equipment failures, which are essential to the development of the production processes of Gerdau, such as steelmaking equipment, its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers; and/or (ii) unanticipated events such as fires, explosions or severe weather conditions. As a result, Gerdau has experienced, and may in the future experience, material plant shutdowns or periods of reduced production. Unexpected interruptions in production capabilities would adversely affect Gerdau’s productivity and results of operations. Moreover, any interruption in production capability may require Gerdau to make additions to fixed assets to remedy the problem, which would reduce the amount of cash available for operations. Gerdau’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could adversely affect the business, results of operations, cash flows and financial condition.

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

On December 11, 2024, the carbon market in Brazil was regulated by law, establishing the Brazilian Emissions Trading System (SBCE). Penalties can be applied for non-compliance. The implementation will occur in five phases, starting with the regulation, and the last one being the full implementation, which is expected to take at least four years. Penalties can be applied for non-compliance once it is in force. At state levels, there are demands for accounting for the inventory of greenhouse gases and reporting to regulatory bodies as well as discussions about decarbonization strategies.

In the U.S., future federal and/or state carbon regulation potentially involves impacts on our operations. To date, the U.S. Congress has not legislated carbon constraints. Currently, a domestic federal carbon tax is unlikely to be imposed in the near-term. Congress is, however, evaluating proposals to impose a tax on imports of some GHG-intensive materials. In the absence of comprehensive federal carbon legislation, numerous state, regional and federal regulatory initiatives are under development or are becoming effective, thereby creating a disjointed approach to GHG control and potential carbon pricing impacts. Also, additional state regulations, such as those adopted in California may impact Gerdau from 2026, imposing additional reporting obligations when the Company transacts business in these states.

The Inflation Reduction Act (“IRA”), passed by the U.S. Congress in August 2022, contains significant energy security and climate related measures, such as investments in renewable energy production and tax credits aimed at reducing carbon emissions. Agencies are finalizing guidance on labor standards and domestic content requirements. The expansion and extension of solar tax credits is expected to have a meaningful impact on the solar energy sector, a significant and growing market for our North America Segment. These measures have contributed to significant investments in the domestic renewable energy supply chain, and an increase in the rollout of renewable energy projects. The renewable energy sector represents a significant and growing market for Gerdau’s products. There is speculation that Congress could look to eliminate some IRA provisions in order to fund other tax priorities, though that is yet to be determined.

Mexico has advanced in consolidating its carbon market, through an Emissions Trading System (ETS) and it could affect our operations in the future.

On March 6, 2024, the SEC approved new rules that, if implemented, will require significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). There is still an uncertainty regarding the implementation of this regulation. In 2023, the Brazilian Securities and Exchange Commission (CVM) published Resolution 193 referring to the adoption of IFRS S1 and S2 standards, which are part of the International Financial Reporting Standards (IFRS) issued by the International Sustainability Standards Board (ISSB). The standards are focused on the disclosure of information related to, respectively, sustainability and climate risks and opportunities, when it is financially material. The voluntary adoption of these standards began in January 2024, and mandatory adoption is scheduled for January 2026.

As a result of these rules, our legal, accounting, and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although the Company is in the process of evaluating the new rules, some of these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

The Company’s operations are energy-intensive, and energy shortages or higher energy prices could have an adverse effect on the Company’s financial condition and results of operations.

Crude steel production is an energy-intensive process, especially in melt shops with electric arc furnaces. Electricity represents an important production component at these units, as does natural gas, although to a lesser extent. Electricity cannot be replaced at Gerdau’s mills and power rationing, or shortages, could adversely affect production at those units. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

In the course of 2024, certain Gerdau units in Brazil experienced workforce labor contract suspensions lasting up to five months. Besides this, three industrial plants were shut down and approximately 600 employees were laid off from the Company. This occurrence was attributable to the substantial increase in predatory steel imports to the Brazilian market, resulting in a negative impact on production levels.

If the Brazilian government does not implement measures against subsidized steel and the high level of imports persist without measures that guarantee fair competition with the local market, Gerdau may consider restructuring its operations in Brazil. This could involve shutdown of some other production capacities and, consequently, a recalibration of the workforce size, materially adversely affecting the financial condition and results of operations of the Company.

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

The Company monitors the outbreaks of disease and health epidemics and the impacts these may have on the routines of employees, contractors, suppliers, customers and other business partners who may be prevented from conducting certain business activities for an indefinite period. These effects include shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities. For example, the COVID-19 pandemic impacted the Company production and delivery of steel, resulting in interruption of production in some steel mills as of the second half of March 2020.

Demand for our steel products is directly linked to overall economic activity within those international markets in which we sell our products. A decline in the level of activity in either the domestic or the international markets within which we operate as a result of future outbreaks of disease and health epidemics and related measures to contain them could adversely affect and impact both the demand and the price of our products and have a material adverse effect on us. Furthermore, the nature of our business is complex and, to keep operating, most of our work cannot be performed remotely. Our focus is on protecting the health of our employees and, therefore, we encourage them to take care of their health, since operational continuity is key to people’s jobs, to local communities and to the economies of the countries and regions where we operate.

Risks Relating to our Mining Operations

Estimates of Gerdau’s mineral resources are based on interpretations and assumptions, involving a level of uncertainty, and may differ substantially from the quantities that can be extracted.

Gerdau’s mineral resources refer to estimated quantities of iron ore and minerals. In 2023, Gerdau received the certification report for the iron ore reserves at the mine located in Miguel Burnier District, municipality of Ouro Preto (MG - Brazil). The report was prepared by the independent certifier SRK Consulting, and according to the report, the Company had certified reserves of 476 million dry metric tons of iron ore, comprised of 138 million tonnes of proven reserves and 338 million tonnes of probable reserves. These mining operations are an integral part of the Brazil Business Segment, with the focus on supplying iron ore for it.

Notwithstanding the report, there are several uncertainties that are inherent to such estimates of resources, including many factors that are beyond our control, such as geological and technological factors. All estimates of Gerdau’s mineral resources and reserves are based on interpretations and assumptions that involve a level of uncertainty. If the amount of mineral resources that actually can be extracted differs materially from our estimates, our business, results of operations and financial condition could be materially adversely impacted.

The Company has one mining dam for the disposal of tailings, and any accident or defect that affects the structural integrity could affect its image, operating results, cash flows and financial condition.

Gerdau has one mining dam, downstream, for the disposal of tailings in the state of Minas Gerais, the Alemães Dam, which has been in operation since 2011 and is regularly monitored. In 2023, this structure had its construction methodology changed to downstream heightening from originally upstream heightening, and therefore fully complying with the Brazilian regulations. Furthermore, following Gerdau’s decision. the tailings disposal at the Dam was ceased by February 2023, and therefore the Company will dispose of its tailings 100% through dry stacking.

The Alemães Dam is classified as Class B (low risk) in accordance with the National Mining Dam Registry available on the website of the National Mining Agency (ANM). Gerdau adopts rigorous standards for engineering control and environmental supervision and conducts a half-yearly Geotechnical Stability Audit to ensure the stability of the dam. Gerdau maintains Mining Dam Emergency Action Plans that are filed at the regulatory agencies, as required by applicable regulations.

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

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2024, despite a lower local sovereign credit rating, the Company maintained its investment grade with S&P and Fitch, respectively, with stable outlook and was upgraded to Baa2 from Baa3 rating with Moody’s with stable outlook, reflecting the Company’s history of conservative capital allocation, combined with the expectation of robust operating performance throughout the year.

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

The Company’s degree of leverage, together with a resulting change in rating by the credit rating agencies, could have important consequences, including the following:

●	It may limit the ability to obtain additional financing for working capital, additions to fixed assets, product development, debt service requirements, acquisitions and general corporate or other purposes;
●	It may limit the ability to declare dividends on its shares;
●	A portion of the cash flows from operations might be dedicated to the payment of interest on existing indebtedness and would not be available for other purposes, including operations, additions to fixed assets and future business opportunities;
●	It may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;
●	The Company may be vulnerable in a downturn in general economic conditions; and
●	The Company may be required to adjust the level of funds available for additions to fixed assets.

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

The Brazilian real appreciated against the U.S. dollar by 5.3% in 2022 and by 8.0% in 2023. In 2024, the Brazilian real depreciated against the U.S. dollar by 21.8%. To date in 2025, the Brazilian real has appreciated against the U.S. dollar by 5.5% by the end of February 2025.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 9.4 billion on December 31, 2024, representing 69% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected. See Note 15 - Short-Term Debt and long-term Debt in its Consolidated Financial Statements included herein for further details.

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

In the ordinary course of our business dealings, we are, and may become, party to numerous tax, environmental, civil and labor disputes involving, among other remedies, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, including penalties and interest, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. For certain of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsels’ judgment as to the likelihood of an outcome unfavorable to us. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. Although we are contesting existing proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect us. For further information concerning the principal pending matters, see Item 5.E - “Provisions for tax, civil and labor claims”, Item 8.A - “Legal Proceedings” and Note 19 – “Tax, Civil and Labor Claims and Contingent Assets” to the Consolidated Financial Statements appearing elsewhere in this Annual Report.

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

Regulatory Risks

Restrictive measures on trade in steel products may affect the Company’s business by increasing the price of its products or reducing its ability to export. This could adversely affect its business operations, financial condition and results of operations.

Gerdau is a steel producer that supplies both the domestic market where it operates and several other international markets. The Company’s exports face competition from other steel producers, as well as restrictions imposed by importing countries in the form of quotas, ad valorem taxes, tariffs or increases in import duties, any of which could increase the costs of products and make them less competitive or prevent Gerdau from selling in these markets. There are no assurances that importing countries will not impose quotas, ad valorem taxes, tariffs or increase import duties, which could adversely affect the Company’s financial condition and results of operations. Conversely, restrictive measures on trade might positively impact the domestic steel demand in markets where Gerdau operates.

An example of that scenario is the recent steel import tariffs reinstated by the new Trump administration. It has been announced that effective March 12, 2025, all steel imports from several countries, including Canada, Mexico, the European Union, Japan, South Korea, the United Kingdom, Argentina, Australia, and Brazil will be subject to a 25% tariff. This new measure represents a significant shift in U.S. trade policy, moving away from negotiated agreements towards universal tariffs on steel imports. The decision aims to curb surging imports, address circumvention concerns, and strengthen domestic steel production.

Gerdau believes that the new trade defense measures aimed at strengthening the U.S. industry may influence greater capacity utilization and improve the competitiveness of the Company’s operations in the U.S. The 25% import tariffs will address the exceptions resulting from Section 232, where a quota system covered only 18% of steel shipments imported to the United States. The current shift in U.S. trade policy is still developing, and therefore there are no assurances that the reimposed 25% tariffs expected to favor the domestic steel production will not be lifted, altered, or significantly weakened – whether by legal challenges, new legislation, additional executive actions, or other means – it is likely that foreign steel imports will rise, leading to a decrease in U.S. steel prices. This change could have a significant negative impact on our revenues, financial performance, and cash flow. On the other hand, with the new tax on steel exports, Brazil could face a challenging period, especially as it is a major exporter of semi-finished products to the United States. Besides that, Brazil could be impacted by a new increase in imports due to higher tariffs in other markets and the ineffectiveness of the current quota-tariff system.

We continue to monitor how these new measures will impact the dynamics of the global market.

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

Non-compliance with environmental and regulatory laws and regulations could result in administrative, civil or criminal sanctions and closure orders, in addition to the obligation of repairing damage caused to third parties and the environment, such as clean-up of contamination. If current and future laws become stricter, spending on fixed assets and costs to comply with legislation could increase and negatively affect the Company’s financial condition. Moreover, future acquisitions could subject the Company to additional spending and costs to comply with environmental and regulatory legislation. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The European Union (EU) Carbon Border Adjustment Mechanism (CBAM) aims to avoid “carbon leakage”, ensuring that its climate policies are not undermined by production relocating to countries with less ambitious green standards or by the replacement of EU products by more carbon-intensive imports. EU has the EU Emissions Trading System (ETS) in place. EU importers of some goods, including steel will have to report on the volume of their imports and GHG emissions embedded during their production, but without paying any financial adjustment at this stage. The transitional phase, which started in October 2023, will last until 2026, when the definitive period starts. As of that date, importers will need to buy and surrender the number of “CBAM certificates” corresponding to the GHG emissions embedded in imported CBAM goods. This new mechanism will not only impact our operations, which may lead to increased costs for our customers who are importers, but it can also shift the flow of steel products. Any products that do not meet the criteria set forth by the CBAM or any other future mechanism will be less competitive in these markets. However, they may still be accepted in countries or regions without a carbon border adjustment mechanism in place, resulting in an increase in the volume of steel with less ambitious green standards in the market. This will lead to competition with steel that is differentiated based on GHG emissions.

In 2024, new legislation related to air quality and atmospheric emissions advanced in Brazil, to become effective in 2025 with an impact on management, monitoring and reporting practices. Non-compliance with these regulations may result in penalties.

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

Violations of these laws and regulations could result in fines, criminal penalties and/or other sanctions against the Company, our officers or our employees, requirements to impose more stringent compliance programs, and prohibitions on the conduct of the Company’s business and our ability to participate in public biddings. The Company may incur expenses and must recognize provisions and other charges in respect of such matters. In addition, the increased attention focused upon liability issues because of investigations, lawsuits and regulatory and environmental proceedings could harm our brand or otherwise impact the growth of our business. The retention and renewal of many of our contracts depend on creating a sense of trust with our customers and any violation of these laws and regulations may irreparably undermine that trust and may lead to termination of such relationships, as well as have a material adverse effect on our financial condition and results of operations. If any of these risks materialize, our reputation, strategy, international expansion efforts and our ability to attract and retain employees could be negatively impacted, and, consequently our business, financial condition and results of operations could be adversely affected.

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

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic and industry trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

On July 26, 2023, Fitch Ratings upgraded Brazil’s country ceiling rating to “BB+” from “BB” following better-than-expected macroeconomic and fiscal performance, supported by proactive policies and reforms and reaffirmed this rating in 2024.

On December 19, 2023, S&P Global Ratings upgraded Brazil’s sovereign credit rating to “BB” from “BB-” following tax reform approval and reflecting the expectation the country will make progress addressing fiscal imbalances balanced by a strong external position and monetary policy but still weak economic prospects.

On October 1, 2024, Moody’s Ratings upgraded Brazil’s long-term issuer and senior unsecured bond ratings to “Ba1” from “Ba2” following material credit improvements, including a more robust growth performance than previously assessed by growing track record of economic and fiscal reforms.

Therefore, Brazil is still rated below investment grade by the three main credit rating agencies. Over the next years, a potential fiscal deterioration and a higher-than-expected debt level could lead to ratings downgrades. Benefits from structural and microeconomic reforms, in addition to some progress at addressing fiscal imbalances and stabilizing debt levels could lead to an upgrade.

Brazil continues to experience political instability, which may adversely affect the Company.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

In addition, the Brazilian economy remains subject to government policies, which may affect our operations and financial performance. Governmental policies and actions, if unsuccessful or poorly implemented, may affect our operations and financial performance. Uncertainty regarding the implementation by the administration of promised transformational changes in monetary and fiscal policy, as well as the enactment of the corresponding legislation, could contribute to economic instability.

Inflation and government actions to combat inflation may contribute significantly to economic uncertainty in Brazil and could adversely affect the Company’s business.

If Brazil experiences high levels of inflation once again, the Brazilian Central Bank will need to implement higher interest rate and the country’s rate of economic growth could slow, which would lead to lower demand for the Company’s products in Brazil. Inflation is also likely to increase some costs and expenses which the Company may not be able to pass on to its customers and, as a result, may reduce its profit margins and net income. In addition, higher domestic interest rates, could lead the cost of servicing the Company’s debt denominated in Brazilian reais to increase. Inflation may also hinder its access to capital markets, which could adversely affect its ability to refinance debt. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation that could adversely affect our business. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The loss of members of the senior management and executives of the Company can have an adverse impact on the business.

Gerdau has various programs to attract, incentivize and retain its senior management and executives, backed up by an inclusive and diverse culture. The Company also carries out evaluations of performance, potential and readiness for advancement to senior management and executives. Gerdau’s ability to remain competitive depends to a large degree on the continuity of efforts and services rendered by its senior management and executives. The loss of members of the senior management and executives can impact the Company’s business, since it can negatively affect our capacity to develop and implement our strategy, adversely impacting our operations and our financial and operating condition, possibly impacting investors’ investment decisions. Some senior management and executives have left Gerdau in the past and others may do so in the future, such that we cannot predict the impact of the departure of senior management or executives or the consequences on the achievement of our business objectives.

As a foreign issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules that will permit us to follow Brazilian legal requirements rather than certain requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, even though the Company must file reports on Form 6-K disclosing the information that it has made or is required to make public pursuant to Brazilian law, or is required to distribute to shareholders generally, and that is material to the Company, the investors may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

As a foreign issuer, we are permitted to, and we do, rely on exemptions from certain NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. This may afford less protection to our shareholders.

The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign issuer and a subsidiary, we are permitted to, and we do, follow home country practice in lieu of the above requirements. Brazilian law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating a corporate governance committee, and our board includes fewer independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign issuer exemptions to the NYSE rules, a majority of our board of directors is not required to consist of independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we are not required to have a nominating and corporate governance committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and, as a result, the management team’s oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Preferred Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under the Preferred Shares or the ADSs.

If an ADS holder surrenders its ADSs and withdraws Preferred Shares, it risks losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

An ADS holder benefits from the electronic certificate of foreign capital registration obtained by the custodian for our Preferred Shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the Preferred Shares into non-Brazilian currency and remit the proceeds abroad. If an ADS holder surrenders its ADSs and withdraws Preferred Shares, it will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to, the Preferred Shares unless it obtains its own electronic certificate of foreign capital registration or qualifies under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, such former holder of ADSs would not be able to remit abroad non-Brazilian currency. In addition, if an ADS holder does not qualify under the foreign investment regulations, it will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our Preferred Shares.

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961, under the laws of Brazil. Its main registered office is located at Av. Dra. Ruth Cardoso, 8501 – 8th floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300. Gerdau’s shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

Recent History

The current Company is the product of several corporate acquisitions, mergers and other transactions dating back to 1901. The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder. In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family and the parent company of Gerdau S.A.

A detailed chronology of the development of the Company from its founding is set forth in our Annual Report on Form 20-F for the year ended December 31, 2020 (File Nº 001-14878), “Item 4A. History and Development of the Company”, which is not incorporated by reference into this Annual Report.

Gerdau is the largest Brazilian producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore for its own consumption.

Gerdau is the largest recycling company in Latin America and uses scrap as a key input, with around 70% of its steel production derived from this material. Every year, Gerdau transforms about 10 million tonnes of scrap into a variety of steel products.

B.	BUSINESS OVERVIEW

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills”. Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2023 (the most recent year for which information is available), 28.4% of the total crude steel production in the world was through electric furnaces (non-integrated process), 71.2% was through basic oxygen furnaces (integrated process) and the remaining 0.5% in other processes.

Crude Steel Production by Process in 2023*

	Crude Steel
	Production
	(in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,904	28.4	71.2
China	1,029	9.9	90.1
India	141	56.4	43.6
Japan	87	26.2	73.8
U.S.A.	81	68.3	31.7
Russia	76	38.5	65.1
S. Korea	67	29.5	70.5
Turkey	34	71.6	28.4
Germany	35	27.7	72.3
Brazil	32	22.8	75.9

Source: World Steel / Steel Statistical Yearbook 2024

*Most recent year for which information is available.

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,654 million tonnes in 2013 to 1,904 million tonnes in 2023, an increase of 15.1%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes more than half as much as the rest of the world.

Crude Steel Production (in million tonnes)*

Source: World Steel / Steel Statistical Yearbook 2024

*Most recent year for which information is available

China is rebalancing its economy to move more towards a consumer-driven economy. GDP growth was aligned with the government expectation and despite the injection of credit into the construction and infrastructure sectors, the country showed a reduction in steel consumption for the third year in a row. In 2023, China’s share of world steel production was 54% of world total crude steel.

Crude Steel Production by Country in 2023 (million tonnes) *

Source: World Steel / Steel Statistical Yearbook 2024

*Most recent year for which information is available

The Brazilian Steel Industry

According to World Steel Association, in 2023 Brazil was the world’s 9th largest producer of crude steel, with a production of 32.0 million tonnes, a 1.7% share of the world market. In South America, Brazil represented approximately 76.9% of the total steel production in 2023.

According to Instituto Aço Brasil, in 2024 the total of Brazilian steel products sales was 30.7 million tonnes. The breakdown of total sales was 67.1% or 20.6 million tonnes of flat steel products, formed by domestic sales of 12.4 million tonnes and exports of 8.2 million tonnes. The remaining 32.9% or 10.1 million tonnes represented sales of long steel products, which consisted of domestic sales of 8.7 million tonnes and exports of 1.4 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2024, the Brazilian GDP increased by 3.4%, while steel consumption grew by 8.8%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged the total supply (total production plus imports).

In 2024, Brazilian steel exports totaled 9.6 million tonnes, representing 31% of total sales (domestic sales plus exports). Brazil has performed an important role in the world export market, principally as an exporter of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 7.3 million tonnes in 2024, 8.9 million tonnes in 2023 and 8.0 million tonnes in 2022, representing 75.6, 76.4% and 67.3% of Brazil’s total exports of steel products, respectively. Brazil was the second largest exporter of steel to the United States in 2024. With the trade measures reinstated by the Trump administration in early 2025 regarding steel imports, Brazil’s semi-finished products could be affected, mainly due to the reduction in exports of these products to the U.S.

Brazilian Production and Apparent Demand for Steel Products (million tonnes)

Source: Instituto Aço Brasil

Raw materials — One of Brazil’s major competitive advantages is the low cost of its raw materials. Brazil has an abundance of high-quality iron ore. Various integrated producers are in the state of Minas Gerais, where some of the world’s biggest iron ore mines are located. The cost of iron ore from small miners in Brazil is very competitive if compared to the cost of iron ore in China, for example.

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

North American Steel Industry

The World Steel Association’s 2023 crude steel production statistics list the U.S. as the 4th largest global steel producer, with 81.4 million metric tons. Mexico holds the 15th position, contributing 16 million metric tons. Canada has the 16th spot, manufacturing 12 million metric tons.

Crude Steel Production by North American Countries (million tonnes)*

Source: World Steel / Steel Statistical Yearbook 2024

*Most recent year for which information is available

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

In response to these import practices, the U.S. government took action to support the domestic steel industry. Section 232 tariffs on steel imports were implemented in March 2018 under the Trade Expansion Act of 1962. Section 232 grants the President authority to impose tariffs or quotas for national security reasons. Focusing on supporting the U.S. steel industry, the enacted tariffs amounted to 25% on steel imports. Section 232 has since been amended several times through bilateral agreements, allowing most steel imports to enter the U.S. market duty-free. Australia was exempted, while South Korea, Brazil, and Argentina negotiated hard-cap quotas that limited import volume to historical levels. In May 2019, Section 232 tariffs and retaliatory tariffs were removed between the U.S., Canada, and Mexico. The countries agreed to trade monitoring and to limit volumes to historical levels. In 2018, the Trump Administration used its authority under Section 301 of the Trade Act of 1974 to impose tariffs on most imported goods from China, including steel products. These tariffs have largely been maintained by the Biden Administration, however in 2022, agreements were reached with the European Union, United Kingdom and Japan to replace the tariffs with quotas.

On February 18, 2025, a proclamation was issued announcing the termination of existing 232 exception agreements with several countries, including Canada, Mexico, the European Union, Japan, South Korea, the United Kingdom, Argentina, Australia, and Brazil. The document underscores national security concerns regarding the surge in steel imports, even from countries with such alternative agreements, which have adversely affected U.S. domestic production. Within the United States, the domestic steel industry’s capacity utilization remains below the critical 80% level, necessary for sustaining production capabilities for national security. Additionally, evidence indicates transshipment and further processing of steel from restricted countries, such as China, through Mexico and other exempted nations. Effective March 12, 2025, all steel imports from these countries will be subject to the original 25% tariff. Imports from Ukraine, previously exempted, will also now be subject to tariffs, as the exemption was found to primarily benefit EU producers rather than Ukraine. Furthermore, certain derivative steel products not originally covered by the 2018 tariffs will now be subject to the 25% duty. The previous system allowing U.S. importers to request exemptions for specific steel products has been immediately terminated, with no further exclusions permitted to prevent loopholes that could undermine the tariffs’ intended objectives.

Finally, the current shift in U.S. trade policy is still developing, and therefore there are no assurances that the reimposed 25% tariffs expected to favor the domestic steel production will not be lifted, altered, or significantly weakened – whether by legal challenges, new legislation, additional executive actions, or other means – it is likely that foreign steel imports will rise, leading to a decrease in U.S. steel prices. This change could have a significant negative impact on our revenues, financial performance, and cash flow.

Company Profile

Gerdau S.A. is mainly dedicated to the production and commercialization of steel products in general, through its mills located in Brazil, Canada, the United States, Argentina, Peru, Uruguay and Mexico (joint venture).

Gerdau is the leading manufacturer of long steel in North and South America. Gerdau believes it is one of the major global suppliers of special steel for the automotive industry. In Brazil, Gerdau also produces flat steel and iron ore for internal consumption, activities that are expanding Gerdau’s product mix and the competitiveness of its operations. In addition, Gerdau believes it is one of Latin America’s biggest recyclers and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. Gerdau’s shares are listed on the New York and São Paulo stock exchanges.

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 33rd largest steel producer based on its consolidated crude steel production in 2023, the most recent year for which information is available.

Gerdau operates steel mills that produce steel in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 29 steel producing facilities globally.

As of December 31, 2024, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associate companies, was approximately 15.6 million tonnes of crude steel and 15.0 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 86.8 billion, shareholders’ equity (including non-controlling interests) of R$ 58.2 billion, consolidated net sales of R$ 67.0 billion and total consolidated net income (including non-controlling interests) of R$ 4.6 billion for the year ended December 31, 2024.

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

The Company currently operates 10 steel production units (including special steels units) in the United States and 3 steel production units in Canada and believes it is one of the leading companies in North America in the production of certain long steel products, such as rebar, merchant bars and beams.

The Company’s operating strategy is based on the acquisition and construction of steel mills located near its clients and the sources of the raw materials needed to make steel, such as scrap steel, pig iron and iron ore. Therefore, historically, most of production has been directed to supply the local markets of the regions where the Company operates. However, the Company also exports an excess portion of its production to other countries.

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

The Company manages its Business Segments as follows:

●	Brazil Business Segment - includes the operations in Brazil (excluding Special Steel) and the iron ore operation;
●	North America Business Segment - includes all operations in North America (Canada and United States), except special steel, as well as the joint venture in Mexico;
●	South America Business Segment - includes the operations in Argentina, Peru, and Uruguay*; and
●	Special Steel Business Segment - includes the special steel operations in Brazil and the United States, as well as the joint venture Gerdau Summit Aços Fundidos e Forjados S.A. located in Brazil**.

*In January 2024, Gerdau announced the sale of its stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp. and their subsidiaries, which were part of the South America Business Segment.

**On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of Gerdau Summit’s capital. Gerdau Summit, until then a joint venture, with this transaction became a subsidiary of the Company.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A.
Shipments by Business
Segments (1)
(1,000 tonnes)	2024	2023	2022
TOTAL	10,984	11,323	11,902
Brazil	5,059	5,150	5,394
North America	3,834	3,907	4,090
South America	1,010	1,125	1,212
Special Steel	1,427	1,419	1,657
Eliminations and Adjustments	(345)	(278)	(452)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A.
Net Sales by Business Segments (1)
(R$million)	2024	2023	2022
TOTAL	67,027	68,916	82,412
Brazil	25,962	26,831	32,971
North America	25,875	26,858	31,099
South America	5,759	5,118	7,180
Special Steel	10,990	11,385	13,626
Eliminations and Adjustments	(1,559)	(1,275)	(2,464)

(1) The information does not include data from associate and joint ventures.

Production

Annual production (1) (million tonnes)	2024	2023	2022
Crude Steel Production	11,702	11,557	12,666
Rolled Steel Production	10,226	10,469	11,426
Iron Ore Production	4,484	5,435	6,424

(1) The information does not include data from associate and joint ventures.

Brazil Business Segment

The Brazil Business Segment has annual production capacity of approximately 6.8 million tonnes of crude steel and 6.6 million tonnes of finished steel products. This Business Segment minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecasted monthly. The Brazil Business Segment uses a proprietary information system to stay up to date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In 2024, crude steel production increased 3.7% compared to 2023, reflecting improved occupancy of Gerdau’s units, higher utilization rates, and the enhanced productivity, despite the hibernation of the Barão de Cocais (MG), Sete Lagoas (MG), and Cearense (CE) units announced in the second half of 2024, with focus on optimizing costs and increasing competitiveness.

The Company directed 80.8% of its shipments in the Brazil Business Segment to the domestic market in 2024, which remained stable compared to 2023. However, its domestic market volumes remained impacted by the excessive importation of steel into the country in 2024, creating a predatory competition dynamic with the local industry. On the positive side, Brazil Business Segment exports benefited from the depreciation of the Real and contributed to the dilution of fixed costs and operational leverage for the period, representing 19.2% of Gerdau’s shipments. Despite the resilience of the construction sector, in both the retail segment and direct sales to contractors, industries like manufacturing showed mixed results with declines in important sectors as agricultural and industrial machinery.

Gerdau’s mineral assets were incorporated to its business through the acquisition of lands and mining rights of Grupo Votorantim, in 2004, encompassing the Miguel Burnier, Várzea do Lopes, and Gongo Soco compounds, located in the iron producing region in the state of Minas Gerais, Brazil. From 2004 to 2019, several geological surveys (drilling and superficial geological mapping) were conducted to obtain further information on the acquired resources. As part of that undertaking, in 2023 Gerdau received a report prepared by SRK Consulting, certifying the reserves of Miguel Burnier mine. According to the conclusions of the report, the Company now holds certified reserves of 476 million metric tonnes (Dry metric tonnes) of iron ore.

North America Business Segment

The North America Business Segment has annual production capacity of approximately 5.7 million tonnes of crude steel and 4.8 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. The North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, energy, cellular and electrical transmission, metal construction fabrication, and equipment fabrication. Most of the raw material feed stock for the mini mill operations is recycled steel scrap.

The mills of this business operation manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, piling, and special sections. Some of these products are used by the downstream units to make products with a higher value-added, which consists of railroad spikes, super light beam processing, elevator guide rails and grinding balls.

Sales of finished products to U.S. and Canadian customers are centrally managed by the sales office in Tampa, Florida. There is also a sales office in Selkirk, Manitoba for managing sales of special sections and one in Midlothian, Texas for managing sales of structural and merchant bar products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the super light beam products are managed by sales representatives located at their respective facilities. Elevator guide rails are generally sold through a bidding process in which employees at Gerdau’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.

In 2024, crude steel production reached 4.2 million tonnes, remaining stable compared to 2023. On the other hand, the shipments were 1.9% lower in 2024, impacted by economic volatility due to the US presidential elections and increased imports. Even with demand volatility, volumes remained at healthy levels, mainly due to the Company’s ability to adjust its assets depending on market dynamics (higher share of rebar in the sales mix). Additionally, demand from industrial investments related to reshoring and the IIJA (Infrastructure Investment and Jobs Act) remained resilient.

South America Business Segment

The South America Business Segment comprises 3 steel facilities, retail facilities, fab shops and scrap processing facilities. The entire operation is focused on the respective domestic markets of each country, operating mini mills facilities with annual manufacturing capacity of approximately 900 thousand tonnes of crude steel and 800 thousand tonnes of finished steel products. The countries in the South America Business Segment are Argentina, Peru, and Uruguay.

Steel production and shipments in 2024 decreased by 18.5% and 10.2%, respectively, compared to 2023. This decline was mainly driven by a downturn in Argentina throughout the year, as the challenging economic scenario negatively impacted steel demand in the region. Conversely, the strong performance of shipments in Peru, fueled by investments in public works, partially offset the decline in Argentina.

Special Steel Business Segment

The Special Steel Business Segment consists of the operations in Brazil and the United States. The segment produces special steels for engineering steel, tool steel and forged bars. To meet the needs of more demanding markets, this segment is constantly developing new products, such as high-resistance steels, clean steel, high temper steel, good machinability steel, among others. The special products and services are used in a wide range of applications and 100% of the Special Steel Segment’s shipments are make to order, consolidating Gerdau as a leader in SBQ (special bar quality).

In Brazil, Gerdau special steel units are in the states of Rio Grande do Sul (Charqueadas) and São Paulo (Pindamonhangaba and Mogi das Cruzes). The special steel units in Brazil have aggregate annual production capacity of 960 thousand tonnes of crude steel and 1.6 million tonnes of rolled steel and has over 300 clients that are located primarily in Brazil. However, it also exports products, primarily to South America, North America and Europe.

In North America, the Special Steel Segment is present in the United States, with 3 steel facilities, 2 of them located in Michigan (Monroe and Jackson), and 1 in Arkansas (Fort Smith). The segment has annual production capacity of 1.2 million tonnes of crude steel and 1.2 million tonnes of rolled steel products, with a portfolio of clients located mainly in the United States, Canada and Mexico. The plants of this business segment have commercial and operational synergies.

The Special Steel Business Segment mainly serves the automotive sector, which represented around 80% of SBQ shipments. In 2024, crude steel production increased 7.6% compared to 2023, favored by the recovery of the automotive sector in Brazil, which more than compensated for the lower demand in the USA. In Brazil, Gerdau special steel shipments grew by approximately 14.0% in 2024, driven by sales of heavy and light vehicles in the Brazilian market. In the United States, shipments decreased by approximately 15.3%, impacted by lower demand in the automotive sector and other sectors, such as oil and gas, which declined by about 9.0% in 2024 compared to the previous year.

Exports

According to China’s National Bureau of Statistics (NBS), the country’s total crude steel output was 1.005 billion tonnes in 2024, representing a 1.4% contraction compared to 2023’s 1.019 billion. The primary driver of steel demand, floor space for new construction starts, decreased 23% year-on-year and by 62.9% since 2021, when China’s property sector peaked. To balance this, infrastructure investment increased by 4.4% year-on-year. Overall steel demand in China ended 2024 at approximately 897 million tonnes, a 3.9% decrease year-on-year, according to Mysteel.

Similar to 2023, one of the greatest challenges faced by the international market was the rise of Chinese steel exports. With stable production and weaker demand from the real estate sector, total exports rose 22.7% to 110.7 million tonnes, the second-highest level in history. However, mill margins remained negative throughout the year, even with lower raw materials costs. Elsewhere, steel production declined 4.2% in the United States (105.9Mt) and Commonwealth of Independent States (84.8Mt), while Europe saw a year-on-year recovery in both the EU bloc (2.6%) and other countries on the continent (3.4%). Despite Brazil’s 5.3% increase, South America remained stable at 0.6%. Overall, global steel production was stable at 1,882.6 million tonnes, a slight decrease of 0.8%.

As expected, Gerdau’s Brazilian exports in 2024 remained focused on South and Central America, representing 42.0% and 37.0%, respectively. The following table presents Gerdau’s Brazilian exports by destination for select periods:

Exports of Gerdau
by Destination (%)	2024	2023	2022	2021	2020	2019
Total including shipments to subsidiaries (1,000 tonnes)	966	1,004	928	714	825	165
Africa	—%	—%	4%	—%	2%	2%
Central America	37%	43%	28%	12%	21%	34%
North America	17%	8%	4%	9%	3%	7%
South America	42%	44%	56%	61%	54%	50%
Asia	—%	—%	5%	17%	17%	4%
Europe	4%	5%	23%	1%	3%	3%
Middle East	—%	—%	—%	—%	—%	—%

Gerdau remains focused on serving strategic markets that contribute to the general results of its operation, analyzing the impacts and opportunities arising from the continued volatile international political-economic scenario and consolidating the presence of its entire product portfolio in these markets in 2025.

Products

The Company supplies its customers with a wide range of products, including steel products:

Semi-finished products (Billets, Blooms and Slabs)

The semi-finished products (billets, blooms and slabs) have relatively low added value compared to other steel products. Billets are bars from square sections of long steel that serve as inputs to produce wire rod, rebars and merchant bars. They represent an important part of the products from the Ouro Branco mill. Blooms are used to manufacture products such as springs, forged parts, heavy structural shapes and seamless tubes. Slabs are used in the steel industry for the rolling of a broad range of flat rolled products and mainly used to produce hot and cold rolled coils, heavy slabs, profiles and heavy plates.

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

Flat Products

The Ouro Branco unit produces cast slabs, which are rolled into flat products, such as hot-rolled coils, which are sold in the domestic market, and heavy plates, which are sold in the domestic and export markets. The Company, through its distribution channel and direct sales, distributes these hot-rolled coils and heavy plates and resells flat steel products manufactured by other Brazilian steel products, which adds more value through additional processing at flat steel service centers.

Iron Ore

Gerdau has two mines producing iron ore, all located in the Brazilian state of Minas Gerais (Várzea do Lopes and Miguel Burnier). The mines produce the following: sinter feed (featuring low content of contaminants and good metallurgical properties, enabling its use as a base material); pellet feed/concentrated (superior quality enabling its use as a chemical balancer in the synthetizing process, while also adequate for pelletizing, blast furnace quality - low loss by calcination — PPC); hematite fines (small scale production, used as input in Gerdau’s furnaces); and granulated (high quality, used chiefly for own consumption at the Ouro Branco Mill).

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil			North America			South America			Special Steel			Eliminations and Adjustments
	Rebars, merchant bars, beams, drawn
	products, billets, blooms, slabs, wire
	rod, structural shapes, hot rolled coil,			Rebars, merchant bars, wire rod, light			Rebar, merchant bars and			Stainless steel, special profiles
Products	heavy plate and iron ore.			and heavy structural shapes.			drawn products.			and wire rod.
Year	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Net Sales	25,962.2	26,830.7	32,971.1	25,874.8	26,857.7	31,098.9	5,758.7	5,118.2	7,179.7	10,989.7	11,385.1	13,626.4	(1,558.7)	(1,275.2)	(2,464.0)
% of Consolidated Net Sales	38.7%	38.9%	42.1%	38.6%	39.0%	39.7%	8.6%	7.4%	9.2%	16.4%	16.5%	17.4%	(2.3)%	(1.9)%	(3.1)%
Net (Loss) Income (R$million)	736.5	904.5	3,325.3	2,913.9	4,673.9	6,865.8	(138.2)	337.4	662.9	841.4	842.4	1,445.4	245.4	778.9	(819.8)
% of Consolidated Net (Loss) Income	16.0%	12.0%	21.4%	63.4%	62.0%	44.1%	(3.0)%	4.5%	4.3%	18.3%	11.2%	9.3%	5.3%	10.3%	(5.3)%

Production Process

In Brazil, the Company has a decentralized production process, using both mini mills and integrated facilities. In general, the Company has used the mini mill model to produce steel products outside of Brazil.

Semi-integrated Process (Mini mills)

The Company operates 27 mini mills worldwide. Mini mills recycle steel scrap and are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel products at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap), electric power is applied in accordance with a computer-controlled melting profile. The Company’s mini mill production process generally consists of the following steps: obtaining raw material (steel scrap), melting, casting, rolling, and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

●	Be a recycling process
●	Lower greenhouse gas emissions,
●	Lower capital costs,
●	Lower operational risks due to the low concentration of capital and installed capacity in a single production plant,
●	Proximity of production facilities to raw-material sources,
●	Proximity to local markets and easier adjustment of production levels, and
●	More effective managerial structure due to the relative simplicity of the production process.

Integrated Process

Integrated mills produce steel from iron ore and are equipped primarily with blast furnaces that can transform iron ore into metallic iron.

Gerdau operates three integrated mills located in Brazil. The Ouro Branco Mill is the largest integrated facility operated by the Company. It produces steel from pig iron from the blast furnace and has some of the advantages of a mini mill, since it is located near Gerdau’s iron ore source and linked by railways to Gerdau’s ports from which Gerdau exports part of its production. The Divinópolis Mill is the other integrated facility operated by the Company and produces steel using charcoal instead of mineral coal to transform iron ore into metallic iron. This route is considered low greenhouse emission since charcoal is sustainably produced at Gerdau’s farms. The third mill, Barão de Cocais, suspended production in 2024 due to the tougher domestic market in Brazil.

Gerdau’s steel manufacturing process at integrated units consists of four basic stages: preparation of raw materials, production of pig iron, production of steel, and production of semi-finished steel products (billets, blooms, and slabs). In the first stage, sinter (a mixture of iron ore and limestone), coke, and other raw materials are consumed in the Ouro Branco unit blast furnace to produce pig iron, while charcoal and other raw materials are consumed at the Divinópolis unit. Coke and charcoal act as both fuel and a reducing agent, transforming the oxide called iron ore into metallic iron.

Gerdau’s blast furnaces have an aggregate installed capacity of approximately 4.1 million tonnes of molten pig iron per year. The pig iron produced is transported by rail to the desulphurization unit to reduce the steel’s sulfur content. After the desulphurization process, the low-sulfur pig iron is transformed into steel using LD-type oxygen converters. The LD steelmaking process utilizes molten pig iron and scrap to produce steel by blowing oxygen over the metallic charge inside the converters. The process does not require any external source of energy, which is fully supplied by the chemical reactions occurring between oxygen and the impurities in the molten pig iron. The LD steelmaking process is currently the most widely used in the world. There is also secondary refining after the LD converters’ output with ladle furnaces and degassing processes. Liquid steel is then sent to the continuous casting equipment, where it is solidified into billets, blooms, or slabs.

These products may be sold to clients directly, transferred to other Gerdau units for transformation, or used in the production of finished rolled steel products at the integrated units. Gerdau’s integrated units in Brazil have rolling mills for rebars, bars and profiles, wire rod, structural shapes, hot-rolled coils, and heavy plates.

Logistics

Gerdau sells its products through a combination of independent distributors, direct sales from the mills and its retail network.

Logistics costs are an important component in the steel businesses and are a significant factor in maintaining competitive prices in both domestic and export markets. Gerdau’s mills are strategically located in different geographic regions, allowing the Company to gain a competitive advantage. The proximity of these mills to raw material sources and important consumer markets helps reduce costs in obtaining raw material and enhances customer service. This logical efficiency is a significant advantage for both inbound and outbound operations.

To monitor and reduce logistic costs, Gerdau employs tailored solutions for various transportation modes, including road, rail, sea and cabotage, as well for terminals, technology and equipment. The Company is committed to continuously improving its performance in receiving raw materials, and delivering products to its customers of designated ports. As part of this effort, Gerdau develops and maintains long-term relationships with logistic suppliers specializing in delivering raw materials and steel products.

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

The Company operates in the long steel market, which is the most important market for Gerdau, by supplying to the following customer segments: (i) construction, to which it supplies rebars, merchant bars, sections, beams, nails and meshes; (ii) manufacturing, to which it supplies products for machinery, agricultural equipment, tools and other industrial products; and (iii) other markets, to which it supplies wires and posts for agricultural installations and reforestation projects. In North America, the Company also supplies customers with special sections, including elevator guide rails and super light beams. The Company also provides its customers with higher value - added products at rebar and wire rod fabrication facilities.

The Company operates in the flat steel market only in Brazil through the Ouro Branco mill that produces slabs, which are used to roll flat products such as hot-rolled coils and heavy plates. The Company distributes these hot-rolled coils and resells flat steel products manufactured by other Brazilian steel producers to which it adds further value through additional processing at its flat steel service centers.

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil and United States.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2023 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

World common long rolled steel demand is met principally by steel mini mills and, to a much lesser extent, by integrated steel producers. In the Brazilian market, no single company competes against the Company across its entire product range.

The Company believes that the diversification of its products, the solution developed by its fab shops units and the decentralization of its business provide a competitive edge over its major local competitors. The main Gerdau competitors in long steel segment are ArcelorMittal, Simec, Sinobrás, Aço Verde do Brasil (AVB) and Companhia Siderúrgica Nacional (CSN). Regarding the flat steel market, Gerdau’s competitors are ArcelorMittal, Usiminas and CSN.

Besides the local competitors, the Company has been facing substantial competition from long and flat steel products imports, mainly coming from China. According to the Brazil Steel Institute, the steel import penetration rate in Brazil reached 18% in 2024, 50% above the average of the last ten years, while the import volume in 2024 was 18% higher than in 2023, increasing the local competitive imbalance, chiefly due to steel imports under predatory competition conditions. Although the Company is a modern and highly efficient producer, it cannot compete with heavily subsidized imports, which directly affect the competitiveness of its industry.

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

The Company’s principal competitors include Commercial Metals Company (CMC), Nucor Corporation, and Steel Dynamics Inc.

In South America, each country has a specific competitive position that depends on conditions in their respective markets. Most compete domestically and face significant competition from imports. More than 90% of shipments from Gerdau’s South American Operation originate from Argentina and Peru. In this market, the main barriers faced by Gerdau sales are freight and transportation costs and the availability of imports. The main products sold in the South American market are for the construction, agriculture and mining markets.

Despite the large-scale characteristic of rebars, bars and profiles, Gerdau believes that it stands out from many of its competitors for its wide range of products, quality, consistent delivery performance and the ability to fulfill large orders. Gerdau believes that it produces one of the most complete lines of bars and profiles. The variety of products offered by Gerdau is an important competitive advantage in a market where many customers seek to meet their needs with few key suppliers.

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

Unfavorable conditions in China and steel-exporting countries can significantly impact steel prices in other markets. China, as the world’s largest steel producer and consumer, influences global steel demand and supply dynamics. Factors like a lack of real estate investment, lower consumer confidence and rationalization of government stimulus can diminish steel demand within China, affecting global prices. Additionally, steel-exporting countries, benefiting from lower production costs, efficient supply chains, and economies of scale, can exert competitive pressures on international steel prices, particularly when coupled with government subsidies or trade agreements. These combined factors create a complex interplay of supply and demand forces that can swiftly impact steel prices worldwide. In Gerdau’s Brazilian and South American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the seasonality, and reduction of sector’s activity such as construction. In Gerdau’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower shipments.

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

In addition to the government regulations that apply to its industry in general, the Company is not subject to any specific regulations that materially or adversely affect its business.

In the case of a power outage, there are no alternative supply options available at most Gerdau mills due to the high volume and tension required for the operation of these plants. Some of Gerdau’s small plants may choose, as an alternative, to use generators to compensate for the energy shortage. Moreover, at the Ouro Branco Mill, about 90% of the thermal demand in stationary equipment such as furnaces, regenerators and boilers is met by gases resulting from the steelmaking process.

In case of a lack of natural gas, the equipment could be adjusted to use diesel and LPG.

Gerdau’s operations are spread across various geographic regions, which provides a risk diversification of any electricity or natural gas supply problems in Brazil.

The distribution of electric power and natural gas is a natural monopoly in most countries, which leads the distributor to be the only supplier in each geographic region. In some countries, regulations allow for a choice of electrical power or natural gas commodity supplier, allowing Gerdau to diversify its supply agreement portfolio.

Production Inputs

Price volatility

Gerdau’s production processes are based mainly on the mini mill concept, with mills equipped with electric arc furnaces that can melt ferrous scrap and produce steel products at the required specifications. The main raw material used at these mills is ferrous scrap, which at some plants is blended with pig iron. The component proportions of this mixture may change in accordance with prices and availability to optimize raw material costs. Iron, iron ore (used in blast furnaces) and ferroalloys are also important.

Although international ferrous scrap prices suffer high influence by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by demand and transportation costs.

Brazil and Special Steel Business Segments — The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau has contracts with scrap generators, especially scrap from industrial sources, for its mini mills in Brazil, acquiring scrap as necessary for the mills’ needs. Scrap for the Brazilian Operation is priced in Brazilian reais; thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, the United States, Russia and Australia as well as petroleum coke purchased from Petrobras and charcoal chaff also acquired from other domestic suppliers; (ii) ferroalloys, of which around 90% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

North America Business Segment — The main input used by the Company’s mills in North America is ferrous scrap, and it has consistently obtained adequate supplies of raw materials, not depending on a small number of suppliers. Due to the fact that the United States are one of the largest scrap exporters in the world, the prices of this raw material, in this country, may fluctuate according to supply and demand in the world’s scrap market. In September 2024 Gerdau acquired the assets of Dales Recycling Partnership, a company engaged in the operation, processing, and recycling of ferrous and non-ferrous scrap with an annual capacity to process approximately 160,000 tons of ferrous and non-ferrous scrap. This acquisition aims to increase Gerdau’s captive ferrous scrap in North America through proprietary channels, supplying raw materials at a competitive cost.

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

Because ferrous scrap is one of its main raw materials in steel production, Gerdau is dedicated to improving its supply chain in various countries, aiming to develop and integrate micro and small suppliers into the Company’s business. In Brazil, the main part of the scrap consumed by the Company comes from small scrap collectors who sell all their material to Gerdau, which provides a direct supply at more competitive costs for the Company. In North America, although the scrap supply is more consolidated, the number of vendors is still significant, ensuring the competitiveness of the business in the region.

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

In North America, all production units are semi-integrated mills or mini mills, in which results of operations are closely related to the cost of ferrous scrap and its substitutes, which are the main input of mini mills. Ferrous scrap prices are relatively higher during the winter months in the north hemisphere due to the impact of climate on collection and supply. More than half of North America’s steel industry output is currently produced in electric arc furnaces with the use of ferrous scrap. Prices of ferrous scrap are subject to market forces beyond the Company’s control, including demand from the United States and international steel producers, freight costs and speculation.

South America Business Segment — The price of scrap in South America varies widely from country to country in accordance with supply, demand and transportation cost.

Pig Iron and Sponge Iron

Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by small producers. Pig iron is a drop-in substitute for scrap and in Brazil it is an important component of the metal mix used to make steel in the mills. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

In North America, the availability of scrap plays an important role for our operations. Sponge iron and pig iron are used in limited quantities to produce steels with particular characteristics.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.2 million tonnes in 2024, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

Other Inputs

In addition to scrap and iron ore, Gerdau’s operations use other inputs to produce steel such as ferroalloys, electrodes, furnace refracting materials, oxygen, nitrogen, and other industrial gases and limestone, albeit in smaller amounts. Additional inputs associated with the production of pig iron are thermal reducers, such as coal coke, charcoal, or natural gas, which are used in blast furnace mills.

The Ouro Branco mill’s significant raw materials and inputs also include solid fuels, comprising metallurgical coal, used in the production of coke and for pulverized injection into the blast furnace. This process increases productivity and consequently reduces the final cost of pig iron. Besides metallurgical coal, the Company also uses anthracite, a solid fuel used in the production of sinter. The gases resulting from the production of coke and pig iron are reused to generate thermal energy, which is converted into electric energy for the mill, improving energy efficiency.

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

In Brazil, electricity is currently supplied to the Company’s industrial units under two types of contracts:

●	Contracts in the Regulated Contractual Environment, in which the Company is a “Captive Consumer”, are used at the following units: Usiba and Açonorte. In these contracts, prices are defined by the National Electric Power Agency (ANEEL). These contracts end in 2025.
●	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer”, are used by the following units: Açonorte, Araçariguama, Araucária, Caucaia, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes, Várzea do Lopes, Miguel Burnier, São Caetano do Sul, Sete Lagoas and Usiba. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL.

In the Ouro Branco mill approximately 25% of the electricity consumed is generated internally. As a result, this makes the plant has significantly lower exposure to the energy market than mini mills.

The Company holds the following power generation concession in Brazil:

●	Dona Francisca Energética S.A. (DFESA) operates a hydroelectric power plant with nominal capacity of 125 MW located between Nova Palma and Agudo, Rio Grande do Sul State (Brazil). Its corporate purpose is to operate, maintain and maximize use of the energy potential of the Dona Francisca Hydroelectric Plant. DFESA participates in a consortium (Consórcio Dona Francisca) with the power utility Companhia Estadual de Energia Elétrica (CEEE). The shareholders of DFESA are Gerdau S.A. (53.94%), COPEL Participações S.A (23.03%) and Celesc (23.03%).

The terms of the Dona Francisca generation concession agreements are for 39 years as of the signature of the agreement. As such: DFESA expires in 2037.

●	Gerdau holds a 40% stake in Newave Energia. As a result, the Company consumes 40% of the energy generated from the Solar Arinos (approximately 45 average megawatts) and will acquire approximately 23 MWm from four Barro Alto SPEs of Newave Energia, when they start operations.
●	Gerdau has entered into agreements to fully acquire 100% of three other SPEs of the Barro Alto Solar Park (Barro Alto V, Barro Alto VI and Barro Alto VII), thereby obtaining the right to all the energy to be generated by them, estimated at approximately 43 average megawatts (MWm)
●	Barro Alto Solar Park is scheduled to start operations in 2026.
●	On January, 21, 2025, Gerdau has entered into contracts for the acquisition of Small Hydroelectric Plants (SHPs) named Garganta da Jararaca and Paranatinga II. The SHPs Garganta da Jararaca and Paranatinga II are located in the state of Mato Grosso, and each has an installed capacity of 29MW, with an average of 21MW and 17MW of assured energy, respectively.

In Brazil, natural gas is currently supplied to the Company’s industrial units under two types of contracts:

●	Contracts in the Regulated Contractual Environment, in which the Company is a “Captive Consumer”, are used at the following units: Açonorte, Araçariguama, Araucária, Caucaia, Cearense, Pindamonhangaba, Mogi das Cruzes, Usiba, and São José dos Campos.
●	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Ouro Branco, Cosigua, Charqueadas and Rio Grandense.

The Várzea do Lopes, Miguel Burnier, São Caetano do Sul, Sete Lagoas, Cumbica, Cotia, Barão de Cocais and Divinópolis units do not have access to natural gas supplies. In the United States, there are essentially two types of electricity markets: regulated and deregulated. In the regulated market, contracts are approved by Public Utility commissions and are subject to an approved rate of return. These regulated tariffs are specific to local distributors and generally reflect the utilities transmission, generation capital and operational costs including fuel. In deregulated markets, the price of electricity has three main components: generation capital costs, transmission costs and variable costs. The variable cost is set by the marginal resource and fluctuates with demand and fuel cost. Natural gas in the United States is mostly deregulated. While in general, the U.S. energy market is benefiting from the increased exploration of shale gas, the environmental goals of decarbonization have resulted in natural gas scarcity during periods of high electricity and heating demand causing shortages and price volatility of natural gas and electricity.

In Uruguay, electricity is purchased under agreements that are renewed automatically on an annual basis from the state-owned utility UTE. Natural gas is purchased from Montevideo Gas with prices set by the Argentinean export tariff agreement (fuel oil as substitute).

In Peru, the Company holds an electricity supply contract valid from January 2023 to December 2034. Additionally, it has a natural gas supply contract spanning from January 2025 to December 2034. The natural gas is supplied as LNG (Liquefied Natural Gas), transported by trucks, decompressed, and gasified for distribution through the internal network to support production processes.

In Argentina, natural gas agreements are renewed annually with private companies. In 2008, Gerdau Sipar signed a long-term agreement with a private company to supply the electrical needs of the plant.

In Mexico, electricity is purchased under agreements regulated by the state-owned utility Companía Federal de Electricidad (CFE). The natural gas agreements are annually renewed with private companies. Electricity and natural gas prices are indexed and adjusted monthly based on the NYMEX prices indexes.

Technology and Quality Management

All Gerdau mills have a Quality Management System supported by a wide range of quality control tools. Product development projects are headed by specialists who use quality tools such as, but not limited to, “Six Sigma” (a set of statistical methods for improving the assessment of process variables), DOE (Design of Experiment) and Process Analysis. In general, production, market developers, and quality teams are responsible for developing new products to meet customer and market needs.

Given this level of quality management, mills are ISO 9001 certified, and certain mills have additional certifications such as but not limited to IATF 16949 (Automotive Industry), ABS (American Bureau of Shipping), German Ü-Sign conformity mark (Ü-Zeichen) and AASHTO Product Evaluation for US highway and bridge construction.

The Gerdau Quality Management System requires robust tests on products and processes to ensure that the specifications and requirements are met. A specially trained team and modern technologies guarantee high quality standards for the products manufactured. Gerdau’s market developers do planned visits, some are randomly selected, and some are scheduled visits, to its customers to identify new product development opportunities and check on the quality of the delivered products to guarantee the final user satisfaction for products purchased.

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

Sales Terms and Credit Policy

The Company’s Brazilian sales are usually made on a 21/28-day settlement CIF (Cost, Insurance and Freight) basis. Comercial Gerdau, the retail arm of Gerdau in Brazil, sells on 28-day settlement basis, mainly CIF. Brazilian customers are subject to a credit approval process. The concession of credit limits is controlled by a corporate-level system (ECC) that can be accessed by all sales channels. The credit and collection department are responsible for evaluating, determining and monitoring credit in accordance with the credit limit policy. This policy includes the active participation of staff from the various sales channels. At Comercial Gerdau, the criteria for retail sales also include practices such as the use of credit card services. Gerdau exports are guaranteed via letters of credit and/or pre-payment before the product is shipped. Exports to Gerdau’s subsidiaries may be sold on credit at market interest rates.

Gerdau North American credit terms to customers are generally based on customary market conditions and practices. The Company´s North American business is seasonal, with orders in the second and third quarters tending to be stronger than those in the first and fourth quarters, primarily due to weather-related slowdowns in the construction industry.

The Company´s Special Steel operations in the United States and Brazil have their own credit departments for customer credit analysis.

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2024, provision for expected credit losses was 2.2% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 1.8% on December 31, 2023, and 1.8% on December 31, 2022. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process using risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 7.8 billion (R$ 48.5 billion as of December 31, 2024), including material damage to installations of US$ 7.3 billion (R$ 45.1 billion as of December 31, 2024) and losses of gross revenues of US$ 547.4 million (R$ 3.4 billion as of December 31, 2024), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until April 30, 2025. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

Trade Investigations and Government Protectionism

Over the past several years, exports of steel products from several companies and countries, including Brazil, have been subject to antidumping, countervailing duties and other trade-related investigations in importing countries. Most of these investigations resulted in duties and/or volume quotas limiting the investigated companies’ ability to access such import markets. Among all the commercial defense measures, in March of 2018, the United States has also imposed Section 232 (tariffs on steel imports) measures on steel imports, resulting in a combination of tariffs, quotas, and tariff-rate quotas on different jurisdictions. The Brazilian industry was exempted from the tariffs, but subject to quotas.

However, in January of 2025, the Section 232 has been modified, now imposing a 25% tariff on all imports of articles derived from steel and aluminum into the United States and cancelling exemptions and duty-free quotas for major suppliers, including Brazil. These measures are set to not only increase tariffs on steel imports, but limit import volume as well, which could significantly affect the export volumes of some companies and redirect the export flow to other regions.

Material effects of government regulation on the Company’s activities

The Company’s steel production activities are not subject to special authorizations other than the licenses and permits typical to the industry. The Company maintains a good relationship with the government agencies responsible for issuing common authorizations and does not have any history of problems in obtaining them.

Gerdau’s mining operations in Brazil are subject to the rules of the Brazilian Mining Code and its regulation (Decree-Law 227, of February 28, 1967, and Decree 9,406, of June 12, 2018) and to the applicable mining legislation, with mining exploration governed by Mining Property Rights and Concessions.

Gerdau acquired the surface of the properties located in the polygon of the respective mining rights, as well as all other Mining Property Rights and Concessions, under an Agreement for the Sale of Assets and Assignment of Rights entered into by and between Gerdau Açominas S.A. and Companhia Paraibuna de Metais, Siderúrgica Barra Mansa S.A., Votorantim Metais Ltda., and Votorantim International Holding N.V., on May 19, 2004.

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

Companies authorized to economically explore mineral resources are required to pay royalties to the Federal Government, which distributes most of them to States and Municipalities. On July 26, 2017, Provisional Presidential Decree 789/17 was published, which was later converted into Federal Law 13,540/17, amending Federal Laws 7,990/89 and 8,001/90, which provide for the Financial Compensation for Exploration of Mineral Resources (CFEM). The structure for the charging of royalties was changed to the following:

1) TRIGGERING EVENT: the exploration of mineral resources will trigger the payment of CFEM upon:

●	the first sale of mineral asset (already mined mineral substance after its processing, if applicable);
●	the sale at auction, in the case of mineral assets acquired via judicial sale;
●	the first acquisition of mineral assets extracted under the system of mining permission (lavra garimpeira);
●	the consumption of mineral asset (use of mineral assets in a process that entails obtaining a new type of ore or its transformation into another product type).

2) CALCULATION BASE

●	in the case of sales, calculated based on gross sales revenue, less any taxes levied, with deductions for freight and insurance expenses prohibited;

●	in the case of consumption, calculated based on the current price of the mineral asset in the market or the price reference, as defined by the regulatory agency of the mining sector. Since iron ore does not appear in the absolute list of the National Mining Agency (ANM) Ordinance 239/2018, it is subject to the “current price” calculation base when transformed into another type of product, such as pig iron.
●	in the case of exports, even for transactions in the free market (sales to third parties/unrelated third parties) and exports to companies not located in tax havens, the calculation base is the greater of the price reference defined by the Federal Revenue Department (PECEX method) and the export value;
●	in the case of mineral assets acquired via judicial sale, calculated based on the value of the sale at auction;
●	in the case of extraction under the system of mining permission (lavra garimpeira), calculated based on the value of the first acquisition of the mineral asset;

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

For iron ore, the rate is fixed at 3.5%. In this case, upon a justified need, the regulatory entity of the mining sector could exceptionally reduce the iron compensation rate from 3.5% to as low as 2% to not adversely affect the economic feasibility of deposits with low performance and profitability due to the iron content, production scale, payment of taxes and number of employees.

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

Gerdau holds environmental licenses for commercial operation of the mines located in the cities of Miguel Burnier/Ouro Preto and Várzea do Lopes/Itabirito in the Brazilian state of Minas Gerais.

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the ANM processes referring to the mining rights held by Gerdau:

ANM Process	City	Location / Mine / Project	State

1,978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
4,575/1935	OURO PRETO	MIGUEL BURNIER	MG
3,613/1948	OURO PRETO	MIGUEL BURNIER	MG
5,303/1948	OURO PRETO	MIGUEL BURNIER	MG
5,514/1956	OURO PRETO	MIGUEL BURNIER	MG
5,975/1956	OURO PRETO	MIGUEL BURNIER	MG
6,549/1950	OURO PRETO	MIGUEL BURNIER	MG
930,600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
3,583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
3,584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
3,585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
8,141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
6,255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
5,945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932,705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833,209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832,044/2006	OURO BRANCO	DOM BOSCO	MG
830,158/2007	OURO PRETO	DOM BOSCO	MG
830,159/2007	OURO PRETO	DOM BOSCO	MG
830,160/2007	OURO PRETO	DOM BOSCO	MG
831,640/2003	OURO PRETO	DOM BOSCO	MG
830,475/2007	OURO PRETO	DOM BOSCO	MG
832,620/2006	OURO PRETO	MIGUEL BURNIER	MG
830,798/2013	OURO PRETO	MIGUEL BURNIER	MG
832,377/2014	OURO PRETO	MIGUEL BURNIER	MG
832,375/2014	OURO PRETO	MIGUEL BURNIER	MG
833,018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832,625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.	ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2024, is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2024, 2023 and 2022:

		Equity Interests
Consolidated Company	Country	Total capital(*)
		2024	2023	2022

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (3)	Brazil	84.49	75.36	47.34
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (4)	Argentina	99.98	99.98	99.98
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (5)	Brazil	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP, GNA Financing Inc., Gerdau Macsteel Inc. and Chaparral Steel Company.

(2) Subsidiaries: Gerdau Açominas Overseas Ltd. and SPEs Barro Alto Solar Park (SPE Barro Alto V, SPE Barro Alto VI and SPE Barro Alto VII).

(3) Fixed-income investment fund managed by Santander Bank. The participation shown refers to the balances applied by the Company in relation to the total fund each year.

(4) Subsidiary: Siderco S.A.

(5) Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A. and Cluster Industrial S.A.

The Company’s investments in Bradley Steel Processor and MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% of the total capital; the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau holds a 75% stake; the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 53.94%; the investment on Newave Energia S.A., in Brazil, in which Gerdau holds a 40% stake; the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau had a 58.73% stake; the investment in Addiante S.A., in Brazil, in which the Company holds a 50% stake; the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau holds a 27.47% stake; the investment in Brasil ao Cubo S.A., in Brazil, in which Gerdau holds a 44.66% stake; the investiment in MRS Logística S.A., in Brazil, in which Gerdau holds a 1.32% stake, are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements), the investments in Gerdau Metaldom Corp. in the Dominican Republic in which the Company owned a 50% stake, and the investment in Diaco S.A. in Colombia, which Gerdau had a stake of 49.85%. On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries). On February 1, 2024, after compliance with the corresponding conditions precedent, the sale of the 50.00% equity interest in the joint venture Gerdau Metaldom Corp. (and subsidiaries) was concluded. On March 14, 2024, after compliance with the corresponding conditions precedent, the sale of the 49.85% in the joint venture Diaco S.A. (and subsidiaries) was concluded.

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of Gerdau Summit’s capital. Gerdau Summit, until then a joint venture, with this transaction became a subsidiary of the Company.

The main operating companies that are accounted according to the equity accounting method in the financial statements of Gerdau are described below:

Gerdau Metaldom Corp. — On January 17, 2024, Gerdau S.A. celebrated the Share Purchase Agreement selling its stake in Gerdau Metaldom Corp. to INICIA Group, which sale was concluded on February 1, 2024.

Gerdau Corsa S.A.P.I de C.V. — The subsidiary of this company is a long steel producer located in the metropolitan area of Mexico City with annual installed capacity of 1,500,000 tonnes of crude steel and 1,350,000 tonnes of rolled products.

Gerdau Summit Aços Fundidos e Forjados S.A. — On January 5, 2017, the Company subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by a specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. is accounted for as a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest. On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of the Gerdau Summit’s capital Gerdau Summit, until then a joint venture, with this transaction became a subsidiary of the Company.

Diaco S.A.— On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management. Due to this transaction, Diaco started to be accounted for as a joint venture in the Consolidated Financial Statements with a 49.85% interest. On January 17, 2024, Gerdau S.A. celebrated the Share Purchase Agreement to sell its stake in Diaco S.A. to INICIA Group, which sale was concluded on March 14, 2024.

The main operating companies that are fully consolidated in the financial statements of Gerdau are described below:

Gerdau Aços Longos S.A. — This company produces common long steel and has ten mills distributed throughout Brazil and an annual installed capacity of 3.2 million tonnes of crude steel. This company also sells general steel products and has steel distribution centers located throughout Brazil.

Gerdau Açominas S.A. — Gerdau Açominas S.A. owns the mill located in the state of Minas Gerais, Brazil. The Ouro Branco mill is Gerdau’s largest unit, with an annual installed capacity of 3.6 million tonnes of crude steel, accounting for 52.9% of Gerdau’s crude steel output in the Brazil Business Segment.

Gerdau Ameristeel Corporation — Gerdau Ameristeel has an annual capacity of 5.7 million tonnes of crude steel and 4.8 million tonnes of rolled products. The company is one of the largest producers of long steel in North America.

Gerdau MacSteel Inc. — This company is the largest special steel producer in the U.S., has three units and a combined annual production capacity of 1.2 million tonnes of crude steel and 1.2 million tonnes of rolled products.

Gerdau Laisa S.A. — Gerdau Laisa is the one of largest long steel producers in Uruguay and has annual installed capacity of 85,000 tonnes of crude steel and 80,000 tonnes of rolled products.

Sipar Gerdau Inversiones S.A. — Sipar Gerdau Inversiones, through its operational subsidiary Sipar Aceros S.A. has annual installed capacity of 450,000 tonnes of crude steel and 240,000 tonnes of rolled products.

Empresa Siderúrgica del Perú S.A.A. — This company is a long steel producer with annual installed capacity of 377,000 tonnes of crude steel and 500,000 tonnes of rolled steel.

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured on December 31, 2024:

			INSTALLED CAPACITY
	LOCATION		(1,000 tonnes)
			PIG
			IRON/
			SPONGE		CRUDE		ROLLED
PLANTS	COUNTRY	STATE	IRON		STEEL		PRODUCTS		EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,130		6,801		6,614
Ouro Branco	Brazil	MG	3,700		3,600		3,034		Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
Araçariguama	Brazil	SP	—		950		550		EAF mini mill, rolling mill	Billets, rebars and coil rebar
Cosigua	Brazil	RJ	—		936		1,398		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430		600		460		Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Riograndense	Brazil	RS	—		450		475		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Açonorte	Brazil	PE	—		265		272		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Caucaia	Brazil	CE	—		—		425		EAF mini mill, rolling mill	Billets, rebars and coil rebar
Usiba	Brazil	BA	—		495	*	397	*	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Guaíra	Brazil	PR	—		420	*	—		EAF mini mill	Billet
Barão de Cocais	Brazil	MG	330	*	330	*	193	*	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—		160	*	135	*	EAF mini mill, rolling mill	Rebar and merchant bars
Sete Lagoas	Brazil	MG	132	*	—		—		Blast furnace	Pig iron

NORTH AMERICA OPERATION			—		5,654		4,816
Midlothian	USA	TX	—		1,407		1,393		EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—		821		519		EAF mini mill, rolling mill	Merchant bars and beams
Whitby	Canada	ON	—		882		671		EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Cartersville	USA	GA	—		875		670		EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Jackson	USA	TN	—		629		472		EAF mini mill, rolling mill	Rebar, merchant bars
Charlotte	USA	NC	—		410		279		EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—		360		296		EAF mini mill, rolling mill	Special sections, merchant bars, rebar
Wilton	USA	IA	—		270		237		EAF mini mill, rolling mill	Rebar and merchant bars
St. Paul	USA	MN	—		370	*	360	*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Cambridge	Canada	ON	—		299	*	279		EAF mini mill, rolling mill	Rebar, merchant bars

SOUTH AMERICA OPERATION					912		820
Peru	Peru	—	—		377		500		EAF mini mill, rolling mill	Rebar and merchant bars
Argentina	Argentina	—	—		450		240		EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Uruguay	Uruguay	—	—		85		80		EAF mini mill, rolling mill	Rebar, merchant bars and mesh

SPECIAL STEEL OPERATION					2,190		2,755
Pindamonhangaba	Brazil	SP	—		530		866		EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Charqueadas	Brazil	RS	—		430		699		EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Fort Smith	USA	AR	—		500		500		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—		730		690		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Mogi das Cruzes	Brazil	SP	—		280	*	264	*	EAF mini mill, rolling mill and finishing	Bars, special profiles
Jackson	USA	MI	—		280	*	250	*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar

GERDAU TOTAL**			4,130		15,557		15,005

* Temporarily idle units.

** The capacity of the idle units is not included in the total company.

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

Location of Gerdau’s mining operations

Belo Horizonte
Gongo Soco
Várzea do Lopes
Miguel
Burnier
Dom Bosco
State Capital
DNPM Charters
Iron Quadrangle
Elevation (m)
1.590-2.050
1.390-1.580
1.260-1.380
1.110-1.250
1.060-1.100
978-1.050
906-977
801-905
761-800
481-760

The current and future iron ore production units encompass mainly open-pit mines, processing plants, waste and tailing piles, and logistics and operational support infrastructure.

The current iron ore production units are the following:

●	Miguel Burnier/Dom Bosco Complex: includes the mines located in Miguel Burnier and in Dom Bosco;
●	Várzea do Lopes Complex;
●	Gongo Soco.

Location and Access

Miguel Burnier/Dom Bosco Complex

Miguel Burnier and Dom Bosco are located in the city of Ouro Preto, in the southwestern region of the Iron Quadrilateral region of Minas Gerais, in Brazil, around 80 km from Belo Horizonte and 5 km from Vila do Pires, on Highway BR-040. The Dom Bosco Mine is located approximately 11 km from the Miguel Burnier Mine. Vila do Pires is situated on both sides of Highway BR-040, in the northern region of the city of Congonhas. Access to the mines is via a five-kilometer road starting in the Vila do Pires next BR-040 Highway.

Várzea do Lopes Complex

Várzea do Lopes is located in the city of Itabirito, in the Iron Quadrilateral region of Minas Gerais, in Brazil, approximately 46 km from downtown Belo Horizonte. Access to the mine is from Belo Horizonte via Highway BR-040, heading towards Rio de Janeiro. Várzea do Lopes is located approximately 20 km from Miguel Burnier, in a straight line.

Gongo Soco

The mining rights, as well as the mine, were leased by the company SPE MSA Trindade Mineração Ltda. In 2024, MSA Trindade obtained the environmental license to operate the Gongo Soco mine. With this, it is expected that the production will start during the first half of 2025.

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

The certification is a significant milestone in Gerdau’s R$ 3.2 billion investments in the sustainable mining platform, aimed at providing high-quality and competitively priced ore for the Ouro Branco Unit, while also playing an important role in its decarbonization process. The investment will be spread between the years 2023 and 2026, with the amount allocated to 2024 already included in the investment Plan announced on February 20, 2024.

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

Investment Programs

On February 20, 2024, Gerdau approved its investment plan in the amount of R$ 6.0 billion for 2024. This investment plan was divided into two fronts: (i) Maintenance and (ii) Competitiveness, and it was concluded on December 31, 2024.

On February 19, 2025, Gerdau approved its investment plan in the amount of R$ 6.0 billion for 2025. This investment plan is divided into two fronts: (i) Maintenance and (ii) Competitiveness.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants, while Competitiveness projects are related to the growth, technological updating and modernization of the business segments, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

Of the total planned for 2025, approximately R$ 1.6 billion are investments that present environmental returns (expansion of forest assets, updating and improvement of environmental controls, reduction of greenhouse gas emissions and technological improvements) and projects aimed at the safety of Gerdau’s employees.

The Company’s expenditures in its investment plan will be directly related to market conditions and the economic scenario of the countries and the sectors in which it operates.

Environmental Issues

Gerdau is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2024, Gerdau invested R$ 1.02 billion in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

Environmental Regulations

In all of the countries in which the Company operates, it is subject to federal, state and municipal environmental laws and regulations governing, but not limited to, the air emissions, wastewater discharges and solid and hazardous waste handling and disposal. Its manufacturing facilities have been operating under the applicable environmental rules. The respective permits and licenses require compliance with conditions and various performance standards, which are monitored by regulatory authorities. The Company employs a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. The Company works to ensure that its operations maintain compliance in all material respects with the applicable environmental laws, regulations, permits and licenses currently in effect. When Gerdau acquires new plants, it conducts an assessment of potential environmental issues and prepares a work plan in compliance with the local authorities.

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

The steel industry uses and generates substances that can cause environmental damage. The Company’s Management conducts surveys periodically to identify areas potentially impacted and recorded as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 659,082 on December 31, 2024 (R$ 245,429 recognized as current liabilities and R$ 413,653 as non-current liabilities), R$ 517,669 on December 31, 2023 (R$ 139,395 recognized as current liabilities and R$ 378,274 as non-current liabilities) and R$ 484,652 on December 31, 2022 (R$ 262,018 recognized as current liabilities and R$ 222,634 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. In the Gerdau Corporate Environmental Guideline, there are environmental management practices the adoption of which is aimed at optimizing natural resources and minimizing environmental impacts. Among these practices, there is the management of contaminated areas, which aims to ensure controls and preventive or corrective measures to avoid soil and water body contamination. The management process includes communication, assessment, identification, and remediation. Provisioning costs must cover remediation and monitoring activities, being sufficient to meet the Company’s plans. Units or operations in the process of closing activities at Gerdau must also undergo evaluation. Closure plans are updated periodically, and information is monitored according to the governance established in the Policy, with evaluation by technical and financial areas. See Note 22 – Environmental Liabilities.

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

Brazilian environmental legislation provides for the imposition of criminal, civil and administrative liabilities on individuals and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Although the Company has never suffered any environmental penalties that could have a significant impact on its business, potential environmental crimes or infractions could subject the Company to penalties that include:

●	fines that at the administrative level could reach as high as R$ 1 billion, and that could be influenced by the wrongdoer’s economic capacity and past record, as well as the severity of the facts and prior history, that could be potentially doubled or tripled in case of repeat offenders; and
●	suspension of or interference in the activities of the respective enterprise; and
●	loss of benefits, such as the suspension of government financing and the inability to qualify for public bidding processes and tax breaks.

The application of environmental liability in the criminal sphere depends on evidence of intent (intention) or fault (negligence and/or recklessness) and, is considered subjective. Therefore, individuals only would be prosecuted or convicted to the extent of their action, intention or fault. In the case of the administrative sphere, recent judicial precedents provide for subjective environmental liability as well, although most environmental agencies apply administrative environmental liability regardless of proof of intent or fault.

In the civil sphere, environmental damage results in joint and several liability as well as strict liability. This means that the obligation to repair the environmental damage may affect all those directly or indirectly involved, regardless of intent or fault. In this case, acknowledging the causal link between the action and the damage is enough to imputation of civil responsibility. As a result, hiring of outsourced companies to intervene in its operations to perform services such as final disposal of solid waste does not exempt the Company from liability for any environmental damage that may occur.

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

Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the significant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and number of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above.

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

In most cases that involve significant environmental impact, the licensing process includes the issuance of three licenses: Pre-License (LP), Installation License (LI) and Operational License (LO). These licenses are issued in accordance with each phase of project implementation, and maintaining their validity requires compliance with the requirements established by the environmental licensing agency. The failure to obtain an environmental license, regardless of whether or not the activity is actually harming the environment, is considered an environmental crime and an administrative infraction, and may subject the wrongdoer to administrative fines, at the federal level (subject to being doubled or tripled in the case of repeat violations), an Environmental legislation also provides for piercing the corporate veil, affecting shareholder assets, whenever the lack of solvency of an entity represents an impediment to recovery of environmental damages and the suspension of operations. The Operational License (LO) must be renewed periodically.

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

Decarbonization Strategy

In 2019, the Company engaged in a review of materiality through which it determined the most significant material issues - all of them linked to the SDGs (Sustainability Development Goals) to guide our strategy and management initiatives and guide the way in which we communicate with our stakeholders and society in general. One of the issues identified as most significant was “Mitigation and adaptation to climate change”. GHG emissions are a key issue in the debate on climate change and a sensitive point for the steel industry, given the level of emissions from its production facilities in relation to the industrial sector. In 2022, Gerdau had its material issues revised, and this topic is still considered material for the Company.

The Company defines its risk management guidelines and procedures based on business analysis, including issues related to climate change and the ESG Scorecard indicators. Industry trends that can impact business in the short-, medium- and long-term, as well as environmental, social and governance factors, image and legislation are assessed.

The identified risk factors concerning climate change are related to unexpected interruptions in the production capacity of the Company’s main units and facilities that would increase production costs, reducing sales and earnings in the affected period. The Company could be affected by risks, such as:

●	Reduced availability of electricity arising from a period of water crisis: the production of crude steel is an electricity-consuming process, especially in steel mills that use electric arc furnaces. Electricity is an important component for the production, as is natural gas, although to a lesser extent. Electricity cannot be replaced by another energy source in the Company’s mills and rationing or interruptions in supply can affect the production of these units.
●	Fires or severe weather conditions: Unforeseen periods of drought can impair the performance of our forest areas, reducing the availability of the bio-reducer for our operating units that use this input; Floods can result in unforeseen periods of production stoppage, among others.
●	Water shortage resulting from a period of water crisis: Reduction of water withdrawal for the production process, leading to a reduction in production.

Such risks would increase production costs, reducing sales and earnings in the affected period as a result of unexpected events. Consequently, the Company is susceptible to periods of stoppage or reduction of production in the steel mills, which may also occur in the future. Interruptions in production capacity may adversely affect Gerdau’s productivity and operating results. In addition, any interruption in production capacity may require additional troubleshooting expenses which would impact the Company’s cash flow. As a result, long business interruptions can also damage the Company’s reputation and lead to the loss of customers, which can have a negative impact on business, results of operations and cash flows. The Company could also be affected by transition risks related to policy, legal, technology, market and reputation risks.

In 2021, the Company prepared the GHG inventory of all of its global industrial units (base year, 2020). Since then, the data has been audited by a third party, following ISO 14064 and ISAE 3410 (GHG emissions inventory), and reporting its GHG emissions management on CDP Climate Change since 2021 (2020 base year), CDP is a reference entity in the evaluation of sustainable actions. In 2024 (2023 base year), Gerdau achieved the A- score, reaching the climate leadership level, according to CDP, reinforcing the Company’s commitment to the sustainability of its operations. Also, in 2024 (base year 2023), Gerdau reported CDP Water Security and received a B score, reinforcing the Company’s commitment to transparency.

With the support of specialized consultants, we study the scenarios of productive and technological changes with the lowest effective carbon cost to define goals and guide our strategy. Consistent with this, the Company adopted the MACC “Marginal Cost Curve Abatement” and structured and published on February 1, 2022 the goal of reducing GHG emissions related to Scopes 1 and 2 by 2031, from 0.93 t of CO₂e per tonne of steel produced to 0.82 t of CO₂e per tonne of steel produced, a level that will leave us with a volume of emissions less than half the world average for the steel sector, which today is 1.92 t of CO₂ according to the World Steel Association (2023). Failure to achieve the target is a risk associated with the organization’s reputation, and it is mitigated through emissions projections monitoring in accordance with operation and investment plans, incorporating additional actions, if necessary. This target is factored in our long-term Incentive Plan (LTIP).

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of greenhouse gas emissions. Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

●	Around 70% of the steel we produce comes from recycling of ferrous scrap: Gerdau is the largest recycler in Latin America, transforming about 10 million tonnes of scrap into steel. This enables us to promote a circular economy, saving natural resources and reduce energy consumption and greenhouse gas emissions.
●	World’s largest charcoal producer: The Company has around 230,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of greenhouse gases.
●	Currently, we are leaders in managing GHG emissions and being well thought of as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Our goal of reduction from 0.93t CO2e / t steel (base year 2020) to 0.82t CO2e / t steel, by 2031, in scopes 1 and 2 prioritizes:

●	Greater energy and operational efficiency;
●	Higher use of scrap;
●	Expansion of our forestry base and renewable energy sources; and
●	Investment on new technologies and open innovation.

With this reduction, we hope to reach a new level, at which the global steel industry would have to cut about 50% of its current GHG emissions to reach it. In 2031, if we achieve this target, the Company expects to be in a further strategic position among the world’s most efficient steel producers in terms of GHG emissions.

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

In Canada, the three Gerdau mills are required to report facility-level GHG emissions and production data with verification by a third-party. Manitoba Mill is regulated by the Canadian Federal Greenhouse Gas Pollution Pricing Act, which has been in effect since 2019, setting a carbon price at CAD 80/tCO2e for 2024 and includes the Output-Based Pricing System (OBPS) Regulations. Facilities operating above the standard pay an excess emissions charge (CAD 80/tCO2e for 2024, rising $15/t per year out to 2030), while facilities operating below (better than) the standard can receive credits. Under the Canada GHG program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. Emission units are not transferable outside of the Federal OBPS. Since January 1, 2022, the Whitby and Cambridge Mills have been regulated by the Provincial (Ontario) Emissions Performance Standards (EPS) Regulation. The Federal Greenhouse Gas Pollution Pricing Act applies a regulatory charge on fuel, but a facility is exempt from the carbon tax when registered under the Ontario EPS. The EPS includes performance standards, called Baseline Emission Intensities (BEIs) for the industry. Facilities operating above the standard pay an excess emissions charge (currently CAD 80/tCO2e for 2024 and rising $15/t per year in accordance with the Federal pricing), while facilities operating below (better than) the standard can receive credits. Under the EPS program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. As Gerdau operates two facilities under the Ontario EPS program, we can move allowances within the Company to assist with any carbon compensation obligations.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2024 and 2023 and for each year in the three year period ended December 31, 2024, included in this Annual Report that have been prepared in accordance with IFRS Accounting Standards, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau”.

For a discussion of the Company’s financial condition and results of operations as of December 31, 2022, see “Item 5. Operating and Financial Review and Prospects” contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (File Nº 001-14878), filed with the SEC on March 28, 2024. Such information is not incorporated by reference into this Annual Report.

The following discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections and that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those described in the sections “Forward-Looking Statements” and “Risk Factors”.

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

In 2024, Brazilian GDP increased 3.4% (equivalent to US$ 2.2 trillion Nominal GDP) driven by services and industrial sectors. Inflation, as measured by the IPCA index, was 4.8%. The average CDI rate in the year was 10.9%. The Brazilian real depreciated by 27.9% against the U.S. dollar, ending the year at R$ 6.19 to US$ 1.00.

In 2023, Brazilian GDP increased 2.9% (equivalent to US$ 1.9 trillion Nominal GDP) driven by services, industrial and agribusiness sectors. Inflation, as measured by the IPCA index, was 4.6%. The average CDI rate in the year was 13.0%. The Brazilian real appreciated by 7.1% against the U.S. dollar, ending the year at R$ 4.84 to US$ 1.00.

In 2022, Brazilian GDP increased 2.9% (equivalent to US$ 1.6 trillion Nominal GDP) driven by services, industrial and agribusiness sectors. Inflation, as measured by the IPCA index, was 5.7%. The average CDI rate in the year was 12.4%. The Brazilian real appreciated by 7.5% against the U.S. dollar, ending the year at R$ 5.22 to US$ 1.00.

Moreover, a significant portion of the Company’s debt denominated in Brazilian reais is subject to interest at the CDI and TJLP rates, which are affected by many factors including inflation in Brazil. The interest rates that the Company usually pays depend on a variety of factors such as movements on the interest rates, which can be driven by inflation; ratings given by the credit rating agencies that assess the Company; as well as the Company’s debt securities that are traded in the secondary market, as bonds. The Company’s debt obligations with floating interest rates expose the Company to market risks from changes in the CDI rate. To reduce its exposure to interest rate risk, the Company seeks from time to time to enter into hedging arrangements to mitigate fluctuations in these rates.

The table below presents GDP growth, inflation, interest rates and the foreign exchange rate between the U.S. dollar and the Brazilian real for the periods shown.

	2024		2023		2022
Actual GDP growth		3.4%		2.9%		2.9%
Inflation (IGP-M) (1)		6.5%		(3.2)%		5.4%
Inflation (IPCA) (2)		4.8%		4.6%		5.7%
CDI rate (3)		10.9%		13.0%		12.4%
6-month LIBOR (4)		5.5%		5.6%		5.1%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		27.9%		(7.1)%		(7.5)%
Foreign exchange rate at end of year — US$ 1.00	R$	6.1923	R$	4.8413	R$	5.2177
Average foreign exchange rate — US$ 1.00 (5)	R$	5.3895	R$	4.9841	R$	5.1386

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

(4) LIBOR means London Interbank Offered Rate.

(5) Average of the foreign exchange rates, according to the Brazilian Central Bank, on the last day of each month in the period indicated.

U.S. Economic Conditions

In view of the size of the Company’s operations in the United States, U.S. economic conditions have a significant effect on the Company’s results, particularly with regards to U.S. economic growth and the related effects on steel demand, financing costs and the availability of credit.

In 2024, according to the IMF (International Monetary Fund) October 2024 report, the U.S. Real GDP increased 2.8%. Inflation, as measured by the CPI, was 3.0%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 5.3%.

In 2023, according to the IMF (International Monetary Fund) October 2023 report, the U.S. Real GDP increased 2.1%. Inflation, as measured by the CPI, was 4.1%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 5.5%.

In 2022, according to the IMF (International Monetary Fund) the U.S. Real GDP increased to 2.7%. Inflation, as measured by the CPI, was 6.5%. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) was 4.25%.

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2024	2023	2022
Actual Real GDP growth (1)	2.8%	2.1%	2.7%
Inflation (CPI) (2)	3.0%	4.1%	6.5%
Fed Funds (3)	5.3%	5.5%	4.25%

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

The foreign exchange effect on translation of foreign subsidiaries is recorded directly in shareholders’ equity. Foreign exchange gains and losses on transactions, including the exchange gains and losses on some non-real denominated debt of the subsidiaries in Brazil are recognized in the income statement. However, gains and losses from debts contracted for acquisition of overseas investments are designated as a hedge of net investment in foreign subsidiaries and are also recorded directly in shareholders’ equity. The operations of Gerdau in Brazil have both liabilities and assets denominated in foreign currency, with the amount of assets exceeding the amount of liabilities. The effect of the valuation of the Brazilian real versus other currencies (mainly the U.S. dollar) has a net positive effect in our shareholders’ equity.

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

Over the past years, global steel prices have experienced notable volatility due to various macroeconomic factors, supply chain disruptions, and geopolitical events. In 2021, steel prices surged to record highs driven by strong post-pandemic recovery, supply constraints, and increased infrastructure spending in major economies such as the United States and China. Most of long rolled steel products saw sharp price increases due to heightened construction activity and supply shortages.

However, in 2022, steel prices declined as demand weakened due to rising inflation, tighter monetary policies, and slowing economic growth, particularly in China, the world’s largest steel consumer. Additionally, the war in Ukraine disrupted global steel and raw material supply chains, leading to further market volatility. For instance, Turkish rebar export prices, a key reference point for the global rebar market, spiked in early 2022 due to supply concerns, but later softened as construction activity slowed. Other products, such as merchants bars and beams, widely used in industrial and manufacturing applications, also faced price corrections as steel mills increased production in response to high prices from the previous year.

In 2023 and 2024, steel markets remained uncertain and saw a downward trend in international steel prices, mainly due to oversupply and a slow recovery in China’s real estate sector. Additionally, government interventions, such as export restrictions and import tariffs, further influenced pricing dynamics, affecting the competitiveness of steel producers worldwide.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2024, exports were 2.7% lower than 2023, going from 995 to 969 million tonnes, which represented 19.2% of total shipments from Brazil operations. Export revenue totaled R$ 3,288 million in 2024 (R$ 3,394 million in 2023).

Production costs— raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which include scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 46.5% of production costs in 2024, while Energy and Reducing Agents, which represent the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 14.1%. Personnel totaled 12.3% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 10.2% of total production costs. The table below presents the production costs breakdown by business segment:

Production Costs Breakdown in 2024, 2023 and 2022 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment			Special Steel Business Segment
% of costs	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Personnel and Others	18.1	18.4	15.4	15.3	18.4	15.7	18.6	17.2	15.1	14.1	13.2	9.5	24.5	22.8	18.7
Maintenance	7.2	7.6	6.2	4.5	6.1	5.8	10.6	10.6	7.9	5.5	4.9	3.3	6.1	5.9	5.1
Depreciation	4.0	3.9	3.2	4.9	5.4	4.4	3.1	2.6	2.1	1.7	1.3	1.0	4.8	4.4	4.0
Metallic Inputs	46.5	44.3	50.2	40.7	30.3	34.6	50.2	52.8	58.8	64.9	65.6	74.3	44.5	46.5	52.3
Energy and Reducing Agents	14.1	15.2	15.5	25.6	29.1	30.4	5.9	5.7	6.5	8.5	9.5	7.4	8.2	8.6	9.1
Specific Materials	10.2	10.7	9.2	9.0	10.7	9.2	11.6	11.1	9.6	5.3	5.5	4.4	11.9	11.8	10.7

Significant events affecting financial performance during 2024

In Brazil, the national industry continued to be affected by the high volume of steel imports, accentuating the imbalance in competition, especially due to the entry of steel under conditions of predatory competition. In 2024, steel imports reached nearly 6 million tonnes, a record high and 18% higher compared to the previous year (according to data from the Instituto Aço Brasil), adversely impacting the Company’s results with prices based on predatory trade practices. On the positive side, Gerdau’s exports benefited from the devaluation of the Real, contributing to the dilution of fixed costs and operational leverage during the period. Additionally, we highlighted the consolidation and delivery of cost and expense reduction initiatives, as well as the readjustment of our assets, which allowed efficiency gains in 2024.

Regarding the sectors in which Gerdau operates in Brazil, the construction sector performed better in 2024, with residential building launches growing by 35% compared to 2023, while sales increased by 18% in 2024. Higher family income, a lower unemployment rate, and improved public housing programs were the highlights. The industry and manufacturing sectors had a stable year, with some steel-intensive segments presenting mixed results. While the automotive and household appliances achieved robust numbers, yellow and green machinery, along with wind energy, showed retractions of more than 10% in 2024 compared to 2023.

In North America, demand levels have been uneven across different sectors of the economy, while the industrial sector was slower than previous years, non-residential construction remained at suitable levels. According to US Census Bureau, total investments in construction (CPIP- Construction Put-in-Place) grew by approximately 2.4% through November 2024. The leading indicator for non-residential construction (ABI) remained under the expansion threshold for most of the year, closing 2024 at 44.1. The industrial sector demand was also pressured by the activity level, as shown by the Institute for Supply Management (ISM - PMI) index, which reached 49.3 points in December 2024, staying below 50 for most of the year.

In the North America Segment, demand remained challenging due to political uncertainty in the US. This scenario further pressured steel prices for the main product lines throughout 2024, impacting the profitability of the operation. However, we maintain a positive outlook for demand from non-residential construction, infrastructure, and government policies and programs that encourage steel demand in the region, as well as the relocation of companies (reshoring). These events could enhance the competitiveness of the steel industry and generate incentives for local demand in the long-term. Despite the complex external scenario, the efficient management of our assets provided resilience to our results.

In the Special Steel Segment in Brazil, steel shipment volume surged 8.0% in 2024, driven by sales of heavy and light vehicles in the Brazilian market. According to ANFAVEA (National Association of Vehicle Manufacturers), heavy vehicle shipments recorded their highest level over the past 13 years, while light vehicles recorded their best level of the past 5 years. This recovery of the automotive sector in the country, combined with profitability gains from initiatives to enhance industrial performance and reduce costs in Brazilian industrial units, contributed to the improvement in operating results in 2024. In the United States, special steel shipment volume dropped 5.0% in 2024, impacted by lower demand in the automotive sector and other sectors, such as oil and gas, which fell by nearly 9.0% in 2024 compared to 2023.

In the South America Segment, the Company’s results in 2024 were primarily impacted by Argentina’s economic adjustment, which led to a decrease in steel demand for the year. In turn, the positive performance of steel shipments in Peru, which continue to be driven by investments in public works, partially offset the lower demand for steel in Argentina.

A.	Results of Operations

The following presentation of the Company’s operating results for the years ended on December 31, 2024 and 2023 is based on the Company’s Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except when otherwise indicated.

The Company’s operating results for the years ended on December 31, 2023 and 2022 is presented in the Company’s Annual Report on Form 20-F (File Nº 001-14878), filed with the Securities and Exchange Commission on March 28, 2024.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2024, compared with year ended December 31, 2023.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

					Horizontal
		Vertical		Vertical	Analysis 2024
	2024	Analysis 2024	2023	Analysis 2023	x 2023

NET SALES	67,026,656	100.00%	68,916,447	100.0%	(2.7)%

Cost of sales	(57,823,416)	(86.3)%	(57,583,992)	(83.6)%	0.4%

GROSS PROFIT	9,203,240	13.7%	11,332,455	16.4%	(18.8)%

Selling expenses	(762,560)	(1.1)%	(716,195)	(1.0)%	6.5%
General and administrative expenses	(1,404,059)	(2.1)%	(1,491,441)	(2.2)%	(5.9)%
Other operating income	306,426	0.5%	1,033,506	1.5%	70.4%
Other operating expenses	(999,002)	(1.5)%	(522,476)	(0.8)%	91.2%
Recovery of Eletrobras Compulsory Loan	100,860	0.2%	—	—%	—%
Results in operations with joint ventures	808,367	1.2%	—	—%	—%
Impairment of financial assets	(30,910)	(0.0)%	(10,728)	—%	(188.1)%
Impairment of assets	(199,627)	(0.3)%	—	—%	—%
Equity in earnings of unconsolidated companies	464,467	0.7%	827,606	1.2%	(43.9)%

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	7,487,202	11.2%	10,452,727	15.2%	(28.4)%

Financial income	726,154	1.1%	903,019	1.3%	(19.6)%
Financial expenses	(1,508,339)	(2.3)%	(1,396,789)	(2.0)%	8.0%
Exchange variations, net	(1,064,401)	(1.6)%	(850,375)	(1.2)%	25.2%
Tax credits monetary update	—	—%	253,002	0.4%	—%
(Losses) Gains on financial instruments, net	(176,901)	(0.3)%	(14,979)	—%	—%

INCOME BEFORE TAXES	5,463,715	8.2%	9,346,605	13.6%	(41.5)%

Current	(1,159,640)	(1.7)%	(1,810,459)	(2.6)%	(35.9)%
Deferred	294,987	0.4%	837	(0.0)%	—%
Income and social contribution taxes	(864,653)	(1.3)%	(1,809,622)	(2.6)%	(52.2)%

NET INCOME	4,599,062	6.9%	7,536,983	10.9%	(39.0)%

	Year ended	Year ended
Net sales by Segment	December 31,	December 31,
(R$ million)	2024	2023	2024 x 2023
Brazil	25,962	26,831	(3.2)%
North America	25,875	26,858	(3.7)%
South America	5,759	5,118	12.5%
Special Steel	10,990	11,385	(3.5)%
Elimination and adjustments	(1,559)	(1,275)	22.3%
Total	67,027	68,916	(2.7)%

In 2024, the global steel industry continued to face a series of challenges, marked by weaker demand and increasing pressure due to excess production capacity in various regions. In the United States, the situation was influenced by the rise in imports, which exacerbated the oversupply in the market and consequently pressured the prices of major steel products. Domestic demand also remained below expectations due to uncertainties about the US scenario considering the new administration. In Brazil, according to data released by the Brazil Steel Institute (IABR), steel imports were 18.2% higher in 2024 compared to 2023. Despite the commercial defense measures implemented by the Brazilian government, imports of products under the quota-tariff system increased by 2.3% year-on-year, proving that the quota-tariff system was not effective in controlling imported volumes. The oversupply of steel due to imports, especially from China, continues to be the main detractor for the national industry.

In 2024, Gerdau’s net sales were R$ 67.0 billion, down 2.7% from 2023, reflecting the cooling of sales prices of the main product lines at North America Segment from the second half of 2024. This movement was partially offset by the depreciation of the real against the dollar (+7.9%) and the price increase in some product lines at Brazil Segment. The shipments in 2024 decreased 3.0% compared to 2023, reflecting the effects explained above.

Brazil Segment reached net sales of R$ 26.0 billion, a reduction of 3.2% to the net sales reached in 2023, which were R$ 26.8 billion. The decrease in volume of sales, which were 5.0 million tonnes in 2024 compared to 5.1 million tonnes in 2023 was a consequence of excessive steel imports in Brazil. The net sales per tonne decreased in 2024 when compared to 2023 due to effects of lower prices in the Brazilian domestic market.

In the North America Segment, net sales were R$ 25.9 billion, resulting in a decrease of 3.7% compared to 2023, which were R$ 26.8 billion. The volume of sales in 2024 was 3.8 million tonnes, 1.9% lower than 2023, which was 3.9 million tonnes. The net sales per tonne decreased in 2024 when compared to 2023 due to volatility in the North America market, as previously explained.

In the South America Segment, net sales were R$ 5.8 billion, compared to R$ 5.1 billion in 2023, an increase of 12.5% in the year. The volume of sales in 2024 was 1.0 million tonnes, 10.2% lower than 2023, which was 1.1 million tonnes. The net sales per tonne increased in 2024 when compared to 2023 due to effects of exchange rate in the results of this Segment.

In the Special Steel Segment, net sales were R$ 11.0 billion in 2024 while in 2023 they were R$ 11.4 billion, a decrease of 3.5% in 2024 when compared to 2023. The volume of sales in 2024 was 1.4 million tonnes, stable compared to 1.4 million tonnes in 2023. The net sales per tonne decreased in 2024 when compared to 2023 due to effects of lower special quality steel prices in the market.

				Year ended
				December 31,
				2024 compared
		Year ended		with year ended
Net sales, Cost of sales and Gross Profit(*)		2024	2023	2024 x 2023
Brazil	Net sales (R$million)	25,962	26,831	(3.2)%
	Cost of sales (R$million)	(23,222)	(24,172)	(3.9)%
	Gross profit (R$million)	2,740	2,659	3.1%
	Gross margin (%)	10.6%	9.9%
North America	Net sales (R$million)	25,875	26,858	(3.7)%
	Cost of sales (R$million)	(21,827)	(21,062)	3.6%
	Gross profit (R$million)	4,048	5,796	(30.1)%
	Gross margin (%)	15.6%	21.6%
South America	Net sales (R$million)	5,759	5,118	12.5%
	Cost of sales (R$million)	(4,931)	(4,014)	22.8%
	Gross profit (R$million)	828	1,104	(25.0)%
	Gross margin (%)	14.4%	21.6%
Special Steel	Net sales (R$million)	10,990	11,385	(3.5)%
	Cost of sales (R$million)	(9,383)	(9,688)	(3.1)%
	Gross profit (R$million)	1,607	1,697	(5.3)%
	Gross margin (%)	14.6%	14.9%
Elimination and adjustments	Net sales (R$million)	(1,559)	(1,275)	22.4%
	Cost of sales (R$million)	1,539	1,352	13.8%
	Gross profit (R$million)	(20)	77	(1,260)%
Total	Net sales (R$million)	67,027	68,916	(2.7)%
	Cost of sales (R$million)	(57,823)	(57,584)	0.4%
	Gross profit (R$million)	9,203	11,332	(18.8)%
	Gross margin (%)	13.7%	16.4%

(*)The information does not include data from joint ventures and associate companies.

In 2024, the cost of sales reached R$ 57.8 billion, stable comparing with 2023, to R$ 57.6 billion, impacted by the depreciation of the real against the dollar in the conversion of costs from foreign Segments, being offset by initiatives to reduce fixed costs and expenses, as well as asset optimization to boost the Company’s operational performance, mainly in Brazil, throughout 2024.

In the Brazil Segment, the cost of sales decreased 3.9% compared to 2023, reflecting initiatives to reduce fixed costs and the continue increase in efficiency at the units in Brazil. However, this movement was offset by the increase in the price of some raw materials such as iron ore and pig iron.

In the North America Segment, the cost of sales increased 3.6% compared to 2023, due to the effect of exchange rate variation in the period, which offset the drop in the price of scrap.

In the South America Segment, the cost of sales increased 22.8% compared to 2023, reflecting the effects of exchange rate and lower fixed costs dilution.

In the Special Steel Segment, the cost of sales decreased 3.1% compared to 2023, driven by initiatives to increase the competitiveness and profitability of the operation.

Selling, General and Administrative Expenses

Operating Expenses(*)
(R$million)	2024	2023	2024 x 2023
Selling expenses	763	716	6.6%
General and administrative expenses	1,404	1,491	(5.5)%
Total	2,167	2,207	(1.8)%
Net sales	67,027	68,916	(2.7)%
% net sales	3.2%	3.2%

(*)	The information does not include data from joint ventures and associate companies.

Income before Financial Income (Expenses) and Taxes

Income before financial income (expenses) and taxes was R$ 7,487 million in 2024, compared to income of R$ 10,453 million in 2023. The reduction in 2024, when compared to 2023, was mainly related to the decrease in gross profit, which was related to lower demand and sales in 2024.

Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net
(R$ million)	2024	2023	2024 x 2023
Financial income	726	903	(19.6)%
Financial expenses	(1,508)	(1,397)	7.9%
Tax Credit Monetary update	—	253	(100.0)%
Exchange rate variation, net	(1,064)	(850)	25.2%
(Losses) Gains on financial instruments, net	(177)	(15)	(1,080.0)%
Total	(2,023)	(1,106)	82.9%

In 2024, the financial result was negative by R$ 2,0 billion, 82.9% higher than 2023, mainly due to the depreciation of the real against the dollar and other currencies in the countries where Gerdau operates, as well as inflation adjustments on non-monetary items of subsidiaries in Argentina. Additionally, the reduction in financial income is explained by the lower cash position of the portion denominated in reais in 2024, reducing returns on financial investments.

Income and Social Contribution Taxes

Income tax and social contribution was an expense of R$ 865 million in 2024 compared to an expense of R$ 1,810 million in 2023. This decrease in the expense is mainly related to the reduction in income before taxes, which resulted in a reduction of 52.2% in the current income and social contribution taxes expenses for the year of 2024, when compared to 2023.

Net Income

Net income of R$ 4.6 billion in 2024 was 39.0% lower than 2023, mainly related to the lower operational results, as well as the variation in the financial result.

B.	Liquidity and Capital Resources

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the year ended on		Horizontal analysis
	December 31, 2024	December 31, 2023	2024x2023
Cash flows from operating activities
Net income for the year	4,599,062	7,536,983	(39.0)%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	3,126,247	3,047,212	2.6%
Impairment of assets	199,627	—	—%
Equity in earnings of unconsolidated companies	(464,467)	(827,606)	(43.9)%
Exchange variation, net	1,064,401	850,375	25.2%
Losses on financial instruments, net	176,901	14,979	1,081.0%
Post-employment benefits	257,359	235,977	9.1%
Long-term incentive plans	152,414	157,979	(3.5)%
Income tax	864,653	1,809,622	(52.2)%
Losses (Gains) on disposal of property, plant and equipment	45,859	27,525	66.6%
Results in operations with joint ventures	(808,367)	—	—%
Impairment of financial assets	30,910	10,728	188.1%
Provision of tax, civil, labor and environmental liabilities, net	210,305	160,245	31.2%
Tax credits recovery	(100,860)	(1,098,218)	(90.8)%
Interest income on short-term investments	(274,291)	(481,624)	(43.0)%
Interest expense on debt and debentures	796,933	840,069	(5.1)%
Interest expense on leases liabilities	129,137	127,787	1.1%
(Reversal) Provision for net realizable value adjustment in inventory, net	(33,137)	12,036	(375.3)%

Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	549,548	(294,509)	(286.6)%
Decrease in inventories	542,496	1,305,424	(58.4)%
Decrease in trade accounts payable	(1,192,990)	(355,416)	235.7%
Decrease (Increase) in other receivables	1,881,763	(107,171)	(1,855.9)%
Decrease in other payables	(407,073)	(434,100)	(6.2)%
Dividends from associates and joint ventures	414,653	461,292	(10.1)%
Purchases of short-term investments	(924,686)	(7,223,644)	(87.2)%
Proceeds from maturities and sales of short-term investments	3,020,432	7,908,990	(61.8)%
Cash provided by operating activities	13,856,829	13,684,935	1.3%

Interest paid on loans and financing	(946,936)	(858,301)	10.3%
Interest paid on lease liabilities	(129,137)	(127,787)	1.1%
Income and social contribution taxes paid	(1,399,513)	(1,560,137)	(10.3)%
Net cash provided by operating activities	11,381,243	11,138,710	2.2%

Cash flows from investing activities
Purchases of property, plant and equipment	(5,778,381)	(5,209,128)	10.9%
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,559,697	40,661	3,735.9%
Additions in other intangibles	(168,036)	(127,195)	32.1%
Shares repurchase from joint venture	—	47,006	—
Payment for acquisition of company control	(455,683)	—	—
Capital increase in associate and joint venture	(191,947)	(524,185)	(63.4)%
Net cash used in investing activities	(5,034,350)	(5,772,841)	(12.8)%

Cash flows from financing activities
Purchases of treasury stocks	(1,194,726)	—	—%
Dividends and interest on capital paid	(1,656,414)	(2,683,328)	(38.3)%
Proceeds from loans and financing	3,918,019	1,776,684	120.5%
Payment of loans and financing	(3,269,587)	(2,830,684)	15.5%
Leasing payment	(459,504)	(388,202)	18.4%
Intercompany loans, net	(24,992)	102	(24,602.0)%
Net cash used in financing activities	(2,687,204)	(4,125,428)	(34.9)%

Exchange variation on cash and cash equivalents	1,102,479	(710,659)	(255.1)%
Increase (Decrease) in cash and cash equivalents	4,762,168	529,782	798.9%
Cash and cash equivalents at beginning of year	3,005,645	2,475,863	21.4%
Cash and cash equivalents at end of year	7,767,813	3,005,645	158.4%

Net cash provided by operating activities

In 2024, net cash from operating activities was R$ 11.4 billion, 2.2% higher compared to 2023. Despite a lower net income for the year, the net cash from operating was partially compensated by income taxes and tax credit recovery.

Cash conversion cycle

In December 2024, the cash conversion cycle was 85 days compared to 87 days in December 2023, reflecting higher net sales in 2024.

Net cash used in investing activities

Net cash used in investing activities decreased in 2024 when compared to 2023, mainly due to proceeds from sales of property, plant and equipment, investments, and other.

Net cash used in financing activities

Net cash used in financing activities decreased in 2024 compared to 2023, mainly due to proceeds from loans and financing related to the issuance of debentures aimed at reprofiling short-term debts with higher rates, as well as to lengthen the Company’s debt profile. This effect partially offset the net cash used for treasury share purchases, in line with the Buyback Program announced by the Company on July 31, 2024.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

(1)  Working capital: trade accounts receivable, plus inventories, less suppliers (based on the balance of each account at the end of the year).

(2)  Cash conversion cycle: working capital, divided by net sales (of the last three months as of the date presented), multiplied by 90.

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2024 and 2023 (in thousands of Brazilian reais):

	2024	2023
CURRENT:	735,037	1,797,622
Short-term debt	697,049	1,783,201
Debentures	37,988	14,421

NON-CURRENT:	12,901,447	9,095,686

Long-term debt	9,110,972	8,296,474
Debentures	3,790,475	799,212

TOTAL DEBT:	13,636,484	10,893,308
Total cash and cash equivalents and short-term investments	8,276,843	5,343,742
Brazil	2,234,748	2,618,434
Companies abroad	6,042,095	2,725,308

NET DEBT(1)	5,359,641	5,549,566
(1)	The calculation of net debt is made by subtracting cash and cash equivalents and short-term investments from total debt. Net debt is not a GAAP measure recognized under IFRS Accounting Standards and should not be considered in isolation from other financial measures. Other companies may calculate net debt differently and therefore this presentation of net debt may not be comparable to other similarly titled measures used by other companies. The Company uses “net debt” as indicator of indebtedness in its financial management.

Total debt was R$ 13,636 thousand and R$ 10,893 thousand for the years ended December 31, 2024 and 2023, respectively.

At the end of December 2024, the nominal weighted average cost of gross debt was 105.3% CDI for the portion denominated in Brazilian real and 5.52% for the portion denominated in U.S. dollar. On December 31, 2024, the average gross debt term was 7.3 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gerdau S.A.
Non-Current Amortization	(R$ thousand)
2026	966,692
2027	2,531,696
2028	1,506,522
2029 and After	7,896,537
Total	12,901,447

Financial Agreements

Below are the material financial agreements outstanding at year end 2024:

Bonds

The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. In April, 2023, the Company, through its subsidiary Gerdau Trade Inc. (“GTI”), paid the totality of its 2023 Bonds at maturity, with principal amount of US$ 188.3 million (equivalent to R$ 931.1 million). On December 31, 2024, the outstanding balance of these bonds was as follows:

			Interest Payment		Initial Amount	Outstanding
Bond	Issuance Date	Maturity	Months	Coupon	(US$ million)	Balance (USD million)
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650	US$ 417 (R$ 2,584)
2030	November 21st, 2019	January 21st, 2030	January & July	4.250%	500	US$ 498 (R$ 3,084)
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500	US$ 481 (R$ 2,979)
					TOTAL	US$ 1,396
					TOTAL	R$ 8,647

Debentures

The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years and the Company concluded in 2024 the issuance of debentures with maturity of 4 and 5 years. In May 2023, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 600 million. On December 31, 2024, the outstanding balance of these debentures was as follows:

						Outstanding
			Interest Payment		Initial Amount	Principal
Debenture	Issuance Date	Due Date	Months	Coupon	(R$ million)	(R$ million)
2026	April 25th, 2019	May 6th, 2026	May & November	107.25% CDI	800	800
2028	December 10th, 2024	December 10th, 2028	June & December	CDI + 0,50%	1,500	1,500
2029	May 29th, 2024	May 29th, 2029	May & November	CDI + 0,60%	1,500	1,500
					TOTAL	3,800

Other Financial Agreements

The Company and its subsidiaries maintain other financing contracts, mainly bilateral bank loans. On December 31, 2024, the outstanding balance of these loans was R$ 814 million. See Note 15 - Short-Term Debt and long-term Debt in its Consolidated Financial Statements included herein for further details.

Credit Lines

In 2022, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 5,418 million) and final maturity in September 2027. On December 31, 2024, there were no outstanding loans under this facility.

Exchange Rate

The Company has designated a portion of its debt denominated in foreign currency and contracted by companies in Brazil as a hedge for a portion of the net investments in foreign subsidiaries. As a result, the effects from exchange variation gains or losses on the portion of debt designated for hedge accounting are also recognized in shareholders’ equity, in accordance with IFRS Accounting Standards. The subsidiaries that issued the debt are not subject to income taxes and as such there is no income tax effect on the exchange gains and losses on the debt. However, the subsidiaries have loaned the proceeds to other entities in Brazil with terms identical to those of the Ten - Year Bonds. The payable by the subsidiaries in Brazil to the foreign subsidiaries denominated in US dollars generates exchange gains (losses) that are taxable and results in income tax recognized in the income statement, while these exchange variances are eliminated in consolidation with the offsetting exchange gains (losses) recognized by the foreign subsidiaries.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the effect of exchange rate changes on these debts in the amount of US$0.4 billion (equivalent to R$2.1 billion on December 31, 2024) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

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

The effects of financial instruments are classified as follow:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2024	2023	2024	2023	2024	2023
Currency forward contracts
Maturity in 2024	buyed in US$		US$ 34.2 million	—	—	—	17,337

Commodity derivatives
Maturity in 2024	buyed in US$	—	US$ 12.1 million	—	32	—	1,349
Maturity in 2025	buyed in US$	US$ 4.3 million	—	—	—	1,747	—

Commodity contracts
Maturity in 2026	—	—	—	16,921	—	—	—

Swaps IPCA x DI
Maturity in 2024	—	—	R$ 450.0 million	—	734	—	356

Swaps USD x DI
Maturity in 2026	107.9% CDI	US$ 30.6 million	US$ 30.6 million	35,947	—	—	1,606

Total fair value of financial instruments				52,868	766	1,747	20,648

Fair value of derivatives	2024	2023
Current assets	16,921	766
Non-current assets	35,947
	52,868	766
Fair value of derivatives
Current liabilities	1,747	19,042
Non-current liabilities	—	1,606
	1,747	20,648

Net Income	2024	2023
Gains on financial instruments	86,743	39,895
Losses on financial instruments	(263,644)	(54,874)
	(176,901)	(14,979)
Other comprehensive income
Gains on financial instruments	—	783
Losses on financial instruments	(783)	—
	(783)	783

Capital Expenditures

2024 – Capital Expenditures

In fiscal year 2024, capital expenditure on fixed assets was R$ 6.2 billion. Of this amount, 67% was allocated in Brazil Segment and the remaining 33% was allocated to other operations of Gerdau.

Brazil Segment — a total of R$ 4,155 million was invested in this operation for capital expenditures.

North America Segment — a total of R$ 1,262 million was invested in this operation for capital expenditures.

South America Segment — a total of R$ 225 million was invested in this operation for capital expenditures.

Special Steel Segment — a total of R$ 531 million was invested in this operation for capital expenditures.

2023 – Capital Expenditures

In fiscal year 2023, capital expenditure on fixed assets was R$ 5.7 billion. Of this amount, 62% was allocated in Brazil Segment and the remaining 38% was allocated to other operations of Gerdau.

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

Given this level of quality management, mills are ISO 9001 or ISO TS 16949 certified. In general, production, technical services and quality teams are responsible for developing new products to meet customer and market needs.

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

In 2024, Gerdau produced 11.7 million tonnes of steel, an increase of 1.3% more compared to 2023. Gerdau’s shipments reached 11.0 million tonnes, generating net sales of R$ 67.0 billion, 2.7% lower than in 2023. All Gerdau operations take place in the Americas.

For 2025, Gerdau’s perspectives remain positive, mainly in the U.S., where we believe the continuity of government policies and programs that encourage demand for steel in the region (Section 232, Inflation Reduction Act – IRA, Infrastructure Bill, Chips Act, among others) and the relocation of companies in the region (reshoring) are expected to continue driving demand and enhancing the strength of the steel industry in the long-term. Additionally, the new trade defense measures announced by the Trump administration aimed at bolstering the U.S. industry could benefit the Company’s utilization rates and competitiveness of the operations in the country. The Company will closely monitor the impact of these new measures on the global and regional market dynamics.

In Brazil, demand in the construction and automotive sectors remains resilient amid the current economic scenario. Nevertheless, the Company remains vigilant regarding the potential impacts that higher interest rates may have on these sectors.

The Company continues to invest in modernization and technology updates at its units, aiming to constantly improve the profitability and productivity of its assets. Additionally, Gerdau remains focused on identifying opportunities for cost reduction across all units.

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

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2024 test were: a) North America: 3% (3% in December 2023); b) Special Steel: 3% (3% in December 2023); c) South America: 3% (3% in December 2023); and d) Brazil: 3% (3% in December 2023).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.50% (10.25% in December 2023); b) Special Steel: 11.00% (11.00% in December 2023); c) South America: 14.75% (19.00% in December 2023); and d) Brazil 11.75%: (11.75% in December 2023). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 13.28% (12.99% in December 2023); b) Special Steel: 13.83% (14.04% in December 2023); c) South America: 22.14% (28.44% in December 2023); and d) Brazil: 15.16% (15.06% in December 2023).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 5,757 million (R$ 6,432 million in 2023); b) Special Steel: R$ 4,493 million (R$ 2,832 million in 2023); c) South America: R$ 1,435 million (R$ 749 million in 2023); and d) Brazil: R$ 2,761 million (R$ 1,678 million in 2023).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows. An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,106 million (R$ 5,075 million in 2023); b) Special Steel: R$ 3,495 million (R$ 2,067 million in 2023); c) South America: R$ 1,247 million (R$ 657 million in 2023); and d) Brazil: R$ 1,251 million (R$ 343 million in 2023).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,541 million (R$ 5,431 million in 2023); b) Special Steel: R$ 3,767 million (R$ 2,271 million in 2023); c) South America: R$ 1,326 million (R$ 702 million in 2023); and d) Brazil: R$ 1,692 million (R$ 719 million in 2023).

It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value exceeding the book value as shown below: North America: R$ 3,055 million (R$ 4,213 million in 2023); b) Special Steel: R$ 2,863 million (R$ 1,578 million in 2023); c) South America: R$ 1,149 million (R$ 614 million in 2023); and d) Brazil: R$ 311 million (lower than the book value by R$ 501 million in 2023).

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of fair value for the Company’s operating segments, based on projected cash flows, may be negatively impacted if the economic global recovery happens slower than what management expected during the preparation of financial statements in December 2024.

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

	2024	2023
a) Tax provisions	1,925,237	1,737,984
b) Labor provisions	369,041	413,179
c) Civil provisions	34,571	34,662
	2,328,849	2,185,825

a) Tax Provisions

Tax provisions refer mainly to disputes related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

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

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax losses of R$ 300,763 (R$ 282,387 on December 31, 2023), which do not have an expiration date. The subsidiaries abroad had R$ 849,200 (R$ 569,714 as of December 31, 2023) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 326,966 (R$ 277,348 as of December 31, 2023), which expire at various dates between 2025 and 2038. Quantitative information regarding Deferred income and social contribution taxes booked as well as tax assets not recognized due to the lack of expectation to use are presented in Note 8 of the Consolidated Financial Statements contained herein.

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

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

●	The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit of credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.
●	Pension plan assets are stated at fair value.
●	Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs, and they are based on actuarial evaluation done by independent actuaries.

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2024 and 2023, respectively:

	2024
	Brazilian Plan	North America Plan
Average discount rate	11.07%	4.58% - 5.62%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2024
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2024
Rate of rotation	Null	Based on age and/or the service

	2023
	Brazilian Plan	North America Plan
Average discount rate	9.03%	4.12% - 5.11%
Rate of increase in compensation	Not applicable	1.50%
Mortality table	AT-2000 per sex	RP-2006 and MP-2023
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2023
Rate of rotation	Null	Based on age and/or the service

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

Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2022	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,739,213
Share Bonus	2,910,064
Cancelled	(2,581,216)
Exercised	(4,093,375)
Balance on December 31, 2024	16,283,225

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company. As of December 31, 2024, the Company has a total of 36,419,068 Preferred Shares in treasury and, according to Note 23, these shares may be used for serving this plan.

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

Claudio Antônio Gonçalves

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Maurício Metz

Officers:

Aldo Tapia Castillo

Cesar Obino da Rosa Peres

Carlos Eduardo Vieira da Silva

Flávia Dias da Silva de Souza

Wendel Gomes da Silva

The following is a brief summary of the business experience of our Board of Directors and Board of Executive Officers members:

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Degree in Law from Unisinos in 1995 and holds an MBA from the Kellogg School of Management, Illinois, USA.

•  Professional Experience: Has 39 years of experience at Gerdau and held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (2014-2017). He was Vice Chairman of the Board of Directors of Gerdau S.A. and Vice Chairman of the Metalurgica Gerdau S.A. Board of Directors (2018-2020). Currently is (i) Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of the Gerdau Institute, (iv) President of IEDI - Institute for Studies in Industrial Development; (v) Member of National Council for Industrial Development (CNDI) (vi) Board Member of the Superior Economic Council (COSEC) of FIESP (Federation of Industries o the State of São Paulo and (vii) Member of the Board of GAB – Global Advisory Board of Northwestern Kellogg.

ANDRÉ BIER GERDAU JOHANNPETER (born in 1963)

•  Education: Degree in Business Administration from the Pontifíca Universidade Católica do Rio Grande do Sul (PUC — RS). Studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States).

•  Professional Experience: Has 42 years of experience at Gerdau and held the position of Chief Executive Officer (CEO) (2007-2017). He was President of the World Steel Association (2018-2019). Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees, (ii) Vice Chairman of the Board of Directors of Metalúrgica Gerdau SA, (iii) Board member of the Executive Committee of the World Steel Association, (iv) Board Member of Directors of Instituto Aço Brasil (Brazilian Steel Institute), (v) Board Member of Alacero (Latin American Steel Association), (vi) Vice Chairman of the Federation of Industries of São Paulo – FIESP, (vii) Vice Chairman of the Federation of Industries of Rio Grande do Sul – FIERGS and (viii) Board Member of Transforma RS.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Management at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

•  Professional Experience: Has 42 years of experience at Gerdau and held the position of Chief Operating Officer (COO) (2012-2017). In December 2017, he left his executive position at the Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (2015-2020), and Board Chairman of Metalúrgica Gerdau SA (2016-2020), a listed company, holding company of Gerdau S.A. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors at Metalúrgica Gerdau S.A, a listed company, holding company of Gerdau S.A.

ALBERTO FERNANDES (born in 1962)

•  Education: Degree in Mechanical and Production Engineering from the Polytechnic School of the Universidade de São Paulo - USP (1986).

•  Professional Experience: He started his career in the financial market in 1986. He worked as Commercial Director at Crédit Commercial de France Bank (1989-1997), Commercial Director at Lloyds Bank (1997-1999) and Executive Vice President of Itaú/BBA (1999-2019). Currently (i) Board Member at Gerdau S.A. and (ii) Board Member at Metalurgica Gerdau S.A., (iii) Senior Advisor at Morgan Stanley Brazil, (iv) Member of the Board at Direcional Engenharia (DIRR3) and JHSF (JHSF3), (v) Member of the Board at COPERSUCAR S.A., (vi) Chairman of the Board at Fulwood Logistica, (vii ) Member of the Board at CIVI-CO Social Impact Hub, (viii) Board Member of the Museu de Arte de São Paulo (MASP) and Board Member of Serena Energia.

CLÁUDIA SENDER RAMIREZ (born in 1974)

•  Education: Degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

•  Professional Experience: Participated in Latam Airlines Brasil (2011-2019) where the last 5 years she served as CEO of Latam Airlines Brasil and Vice President of Clients of the Latam Airlines Group. Currently is (i) Board Member of Gerdau S.A., (ii) Board Member of Embraer S.A., (iii) Board Member of Holcim (Switzerland) and (iv) Board Member of Telefonica (Spain). Also serves on the boards of NGOs such as: Amigos do Bem, Hospital Israelita Albert Einstein and Ensina Brasil.

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

•  Professional Experience: He has worked at Gerdau for 20 years. He held the positions of Executive Officer of Gerdau Long and Flat Steel Brazil, Industrial Officer of Gerdau India, Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as Board Member of the Instituto Aço Brasil (Brazilian Steel Institute) and “Juntos Somos Mais”.

CLÁUDIO ANTÔNIO GONÇALVES (born in 1975)

•  Education: Degree in Law from UniEvangélica; Post - Graduate in Public Law from the University of Rio Verde (FESURV / Axioma Jurídico) and holds an MBA in Financial Business from the Federal University of Rio de Janeiro (UFRJ).

•  Professional experience: Has experience in asset and investment management, with solid expertise in the investment area for private banking markets (onshore and offshore), retail banking and closed supplementary pension plans. Has been working at Banco do Brasil since 2003, holding positions such as High - Income Relationship Manager (2005 - 2007), Market Analyst (2007 - 2010), Business Manager at the Private Office unit in São Paulo/SP (2010 - 2013), General Manager of the Private Office unit in Brasília/DF (2013 - 2017), Executive Manager (2017 - 2020), and General Manager in Miami/USA (2020 - 2023). Currently, he is (i) Investment Director of the Pension Fund for Employees of Banco do Brasil - PREVI, (ii) Board Member at Vibra Energia S.A and (iii) Board Member of Gerdau S.A.

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

•  Professional Experience: 30 years of experience, with 22 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel, Corporate Commercial Officer, Commercial Officer of Gerdau Aços Brasil and Executive Vice - President - Brazil, Argentina and Uruguay. Also he was the Chairman of the Board of the Instituto Aço Brasil (Brazilian Steel Institute) in 2021/22. He was Board member of FIESP/ Concic Conselho Superior da Construção Civil; Board Member of ABRAMAT - Associação Brasileira dos Fabricantes de Materiais de Construção; (iii) Board Member of FIEMG (Federação das Indústrias do Estado Minas Gerais) - Strategic Council; (iv) Board member of ABM - Associação Brasileira de Metalurgia, Materiais e Mineração and (v) Board Member of Alacero (Associação Latino - americana do Aço). Currently holds the position of Executive Vice - President of Strategy.

MAURÍCIO METZ (born in 1979)

●  Education: Degree in Mechanical Engineering from the Federal University of Rio Grande do Sul (UFRGS), Master’s in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS), and MBA in Administration from the Institute of Education and Research (INSPER).
●  Professional Experience: Has 21 years of experience at Gerdau, leading various production areas throughout his career. He served as Executive Industrial Manager, later as Industrial Director, responsible for all Gerdau Mini Mills units in Brazil (2017 - 2022), and Corporate Director of Industrial, Engineering, and EHS (2022 - 2024). Currently, he is Vice President of Steel Operations Brazil.

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

•  Professional Experience: 24 years of experience, with 17 years in Gerdau. In the last years he has held positions of Executive Director at Gerdau Siderperu - Peru, COO Chief Operating Officer, Logistic Manager and Sales Manager of Gerdau Siderperu; Also he was member of the Board of Gerdau Siderperu in 2020 - 2023 and member of Alacero (Associação Latino - americana do Aço). Currently holds the position of (i) Executive Director at Gerdau Special Steel Brasil and (ii) Member of the Board of Gerdau Summit.

CESAR OBINO DA ROSA PERES (born in 1962)

•  Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

•  Professional Experience: Has more than 40 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico (2010 - 2012). In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia (2013 - 2014), later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently holds Corporate Commercial Director of Gerdau and Advisor to the “Instituto Aço Brasil”.

CARLOS EDUARDO VIEIRA DA SILVA (born in 1974)

•  Education: Degree in Mechanical Engineering from the Federal University of Minas Gerais (UFMG), MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), and MBA in Business Administration and Management from the Institute of Education and Research (INSPER).

•  Professional Experience: Has 25 years of experience at Gerdau, holding positions in recent years such as Regional Manager of Raw Materials (2010 - 2015), Executive Manager at Gerdau Florestal (2015 - 2018), Executive Manager of Metals and Forestry (2018 - 2020), and Director of Metals and Forestry (2020 - 2024). Was a Member of the Deliberative Council of the Minas Gerais Association of the Forestry Industry - AMIF (2015 - 2018) and Member of Deliberative Council of the Brazilian Tree Industry - IBÁ (2015 - 2024). Currently, he is (i) the Commercial Director at Gerdau.

FLAVIA DIAS DA SILVA DE SOUZA (born in 1976)

●  Education: Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro with an MBA in Business Management from Fundação Getúlio Vargas and an MBA in Finance from IBMEC.
●  Professional Experience: Worked at Shell as Procurement Manager Operations South America (2004 - 2007), Corporate Procurement Manager for Latin America Region (2007 - 2011). She also worked at Vale as Global Procurement Manager (2011 - 2018), Global Procurement General Manager (2018 - 2021), Strategy, New Businesses and Management of Renewable Energy Assets (2021), Member of the Board of Directors at Aliança Geração e de Consórcios de Energia (2021 - 2022). Currently (i) Global Supply Officer at Gerdau S.A., (ii) Board Member and Chairman of DFESA (Dona Francisca Hydroelectric Plant), and (iii) Board Member of Newave Energia.

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
●  Professional Experience: He has 27 years of professional experience, including 17 years of experience at Gerdau, where he held in the Mining area the positions of General Commercial Manager, General Commercial and Logistics Manager, General Industrial Manager and Executive Manager. Currently he is Director of Mining and Raw Materials at the Company, (ii) Board Member of the MRS and (iii) Chairman of the Raw Materials Committee of the World Steel Association.

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

In 2024, the cost of management compensation, in salaries, variable compensation, benefits and terminations, was R$ 74.4 million. The cost of management’s social charges totaled R$ 16.4 million. The total compensation paid to Managers and Statutory Directors was R$ 90.8 million. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 5% of participants are in the Defined Benefit plans and 95% in a Defined Contribution plan.

During 2024, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.7 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

The Long - Term Incentive Program was approved by Gerdau S.A. on April 30, 2003, offering stock options to strategic executives. Over the years, the program has been adjusted, including increases in the number of stock grants, aligning with market practices. In 2010, Gerdau linked part of the compensation to Return on Capital Employed (ROCE), and in 2013, the plan was modified to include new forms of grants, such as Restricted Shares, Performance Shares and Differed Shares. In 2020, further changes were approved, incorporating economic - financial performance indicators (EVA) and sustainability (ESG) metrics, as well as complementary programs such as ILP Matching and specific retention actions (ILP Spot), reinforcing the program’s goal of attracting and retaining executives by aligning their interests with the company’s and market’s growth.

The long-term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 26 for a complete summary of the stock option plans):

Grant Price*:	R$	11,12	R$	13,22	R$	14,99	R$	20,06	R$	21,33*	R$	21,63*	R$	23,34*	R$	19,50*
Grant Date:		01/01/17		01/01/18		01/01/19		01/01/20		01/01/21		01/01/22		01/01/23		01/01/24
Vesting Date:		03/01/24		03/01/21		03/01/22		02/01/23		02/01/24		02/01/25		02/01/26		02/01/27
Expiration Date:		03/31/24		03/31/21		03/31/22		02/28/23		02/28/24		02/28/25		02/01/26		02/01/27
Grant Restricted Share		628,945		778,667		699,402		616,684		507,985		504,155		1,215,448		621,150
Grant Restricted Share (Bonus):		27,296		—		—		—		19,900		246,796		140,096		124,229
Exercised Restricted Share		656,241		778,667		698,094		616,684		463,983		47,206		104,357		4,924
Cancelled Restricted Share		—		—		1,308		—		63,902		65,051		213,987		8,821
Balance Restricted Share		—		—		—		—		—		638,694		1,037,200		731,634
Grant Performance Share		916,567		272,940		280,081		218,255		218,638		187,367		1,330,634		236,291
Bonus Performance Share		40,939		—		—		—		8,866		254,402		88,366		45,580
Grant Performance Share - Performance Adjustment		1,406,573		79,862		86,713		95,983		316,730		445,375		1,422,267		281,871
Exercised Performance Share		1,406,573		352,802		364,832		314,238		302,647		16,701		103,626		1,375
Cancelled Performance Share		—		—		1,962		—		14,083		25,303		315,856		20,248
Balance Performance Share		—		—		—		—		—		403,371		1,002,785		260,248

* The price of the share granted was retrospectively adjusted to take into account the effect of the increase in share capital with the issuance of bonus shares, in the proportion of one new share for every twenty shares of the same type (2023) and in the proportion of one new share for every five shares of the same type (2024), as detailed in Note 23 of the Financial Statements.”

C.	BOARD PRACTICES

Gerdau has a historical commitment to good corporate governance practices and to strengthening the stock markets, which is why it has taken part in Corporate Governance – “Level 1 Listing Rules of the São Paulo Stock Exchange” managed by B3 since 2001.

As a part of governance practices, the Company also has 17 corporate policies, as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of significant acts and facts. The aim is to maintain a fast and efficient data flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors and any organizations or persons with technical or consultative functions which, as a result of their responsibilities, function or position, have access to information concerning the Gerdau Companies; (b) “Securities Trading Policy” which regulates operations with transactions in the Company´s securities, ensuring transparency in transactions within the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors of the Company; employees and executives of the Company who have access to any privileged information, among others; (c) “Related - Party Transactions Policy” that aims to establish the procedures to be followed in “related - party transactions” to ensure that they are carried out in the best interests of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and as well their close family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated companies or companies under shared control; (d) “Human Rights Policy”: which establishes guidelines that foster respect for human rights in all business activities, and supports the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights; (e) “Anti - Corruption Policy”: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulates the Company’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforces the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti - corruption and anti - money laundering laws, and meets the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) “Sustainability Policy”: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) “Compliance Policy”: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, in accordance with Gerdau’s Do What Is Right principle compliance management being the individual obligation of each of Gerdau’s employees; (h) “Risk Management Policy”: which establishes corporate guidelines for risk management, its scope, definitions and organizational structure, and assigns responsibilities for identification and treatment mechanisms, in order to prevent or minimize their impact on risk factors; (i) “Tax Policy”: which lists and discloses the key commitments and guidelines applicable to actions related to the tax positioning of the business environments in places where Gerdau operates. This policy states and reiterates Gerdau’s commitment to complying with the laws and guiding principles on tax issues surrounding our business environments; (j) “Integrated Policy”: which reinforces Gerdau´s commitment with Health and Safety, Environment and Quality; (k) “Diversity and Inclusion Policy”: which establishes guidelines for actions led by respect, inclusion, equality and appreciation for human diversity in the development of all business - related activities; (l) “Clawback Policy”: describes the circumstances under which the Company’s covered persons (executive officers) will be required to repay or return erroneously awarded compensation to the Company; (m) “Contracting of Independent Auditors Policy”: establishes guidelines and procedures to be observed when contracting Independent Auditors by the Company, to guarantee full compliance with the provisions contained in the rules and applicable legislation in force, the independence of the services provided and, consequently, preserve transparency before the Company’s management and other interested parties; (n) “Nomination Policy”: establishes guidelines for the nomination of management and members of committees, such as the Board of Directors, the Advisory Committees to the Board of Directors and the Statutory Executive Board, subject to the provisions of the Company’s Bylaws and the laws and standards in force and in line with corporate governance best practices; (o) “Income Allocation Policy”: establishes practices and procedures for allocating the income earned by the Company, in accordance with Brazilian Corporate Law, the regulations of the Brazilian Securities and Exchange Commission and B3, as well as the Bylaws of the Company; (p) “Code of Ethics and Conduct”: which is a fundamental and mandatory document for all Gerdau employees and Board of Directors, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; (q) “Code of Ethics and Conducts for Third Parties”: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

In addition, the Company’s Board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers, as follows below.

Board of Directors: the Board of Directors is responsible for determining the board direction of Gerdau’s business. The Board may have up to 11 members; currently there are 7 members and 3 of them are independent Directors. The Board has the following four Committees: Compensation and Succession, Corporate Governance, Finance, and Strategy and Sustainability.

According to the Ordinary General meeting, held on April 16, 2024, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General meeting is held to approve managements’ accounts for the 2024 fiscal year, such meeting currently planned to be held on April 10, 2025, are:

Chairman

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

Vice-Chairmen

André Bier Gerdau Johannpeter (1), (2) and (4)

Claudio Johannpeter (2) and (4)

Members

Alberto Fernandes (2) and (3)

Claudia Sender Ramirez (1) and (2)

Gustavo Werneck da Cunha (1), (2), (3) and (4)

Claudio Antônio Gonçalves (2)

Other Committee members:

Flávia Bizinella Nardon (1)

Marcos Eduardo Faraco Wahrhaftig (3) and (4)

Rafael Dorneles Japur (3) and (4)

Raul Fernando Schneider (3)

(1) Member of the Compensation and Succession Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Finance Committee

(4) Member of the Strategy and Sustainability Committee

The Committees created to support the Board of Directors are:

Compensation and Succession Committee: responsible for evaluating and endorsing the CEO’s recommendation regarding CFO’s compensation; evaluating CEO’s compensation, its goals and strategy for professional development, proposing them to Board of Directors; evaluating the strategy, policy and budget regarding fixed compensation, short and long - term incentives, severances, retentions, commissions, benefits, retirement pension and other programs regarding the global compensation of the employees, proposing them to Board of Directors; opining about the organizational structures of the Company, proposing to the Board of Directors the significant measures; and approving position promotion of Statutory Officers.

Corporate Governance Committee: responsible for evaluating the trends and benchmarks of Corporate Governance; evaluating the recommendations of the agents of capital markets and financial and specialized agencies; reviewing and commenting on the information relating to Corporate Governance contained in the official documents of the Company for dissemination to the market and evaluating the performance of the Board as a whole.

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

Strategy and Sustainability Committee: responsible for supporting the Board in the formulation of general policy guidelines of the Company; providing recommendations to the Board regarding policies and guidelines for business by product line and market recommendations; providing opinions on the investment program; opining on proposed mergers and acquisitions; evaluating trends in the steel industry and evaluating the development impacts of the Company’s business, as well as the environmental, social and governance factors (“ESG”), including, but not limited to, climate change.

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General meeting is held to approve management’s accounts for the 2024 fiscal year, such meeting currently planned to be held on April 10, 2025, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial Officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Maurício Metz

Officers:

Aldo Tapia Castillo

Carlos Eduardo Vieira da Silva

Cesar Obino da Rosa Peres

Flavia Dias da Silva de Souza

Wendel Gomes da Silva

Other Committees have been created to support the Board of Executive Officers, in order to assist and be responsible for advising on specific matters, such as the Risk Committee and the Disclosure Committee.

Corporate structure: Gerdau’s corporate structure has evolved to help the business, adding value in governance and brand, image and values, and optimizing the efficiency of Gerdau’s activities through economies of scale. The corporate areas are Finance, Investor Relations, Shared Services and Accounting; Communication and Brand, Legal and Institutional Relations, Compliance, Internal Audit, Industrial, Engineering, Health, Safety and Environment, Information Technology and Procurement.

All members of the Board of Directors and the Board of Executive Officers are elected for one - year terms, with re - election or re - appointment permitted. Members of the Board of Directors are appointed at the Ordinary General meeting while members of the Board of Officers are elected at meetings of the Board of Directors.

Board of Auditors

Under Brazilian Corporate Law, the Board of Auditors (“Conselho Fiscal”) is a shareholder - nominated Audit Board and an independent corporate body from the Board of Directors, the Board of Executive Officers and the Company’s external auditors. The Board of Auditors has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders.

Pursuant to an exemption under Section 10A - 3 of the SEC rules concerning the audit committees of listed companies, a foreign private issuer (such as the Company) does not need to have a separate audit committee composed of independent members if it has a Board of Auditors established and selected pursuant to its home country’s legal or listing provisions expressly requiring or permitting such a Board and if such a Board meets certain requirements. The Board of Auditors can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the Board of Auditors must meet the following standards: it must be separate from the full Board of Directors, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In order to qualify for exemption, the Board of Auditors must, to the extent permitted by Brazilian law:

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

As a foreign private issuer, the Company decided to modify its Board of Auditors to comply with the exemption requirements. Accordingly, the Ordinary General meeting held on April 28, 2005 amended the Company’s Bylaws to modify the duties of the Board of Auditors and the Board of Directors, and, on the same date, approved the delegation of certain additional responsibilities to the Board of Auditors. The Board of Auditors operates pursuant to a charter, called Regimento Interno, in Portuguese, that contemplates the activities described above to the extent permitted by Brazilian Law and is compliant with the requirements of the Sarbanes-Oxley Act, the pertinent regulations, and the requirements of the New York Stock Exchange.

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

Under the Brazilian Corporate Law, members of the Board of Auditors of a company are not allowed to be members of the Board of Directors, hold executive office, be employed in any other position within that of a company or its subsidiaries, and be spouse or relative of any member of a company’s management. The Brazilian Corporate Law requires that members of the Board of Auditors receive a remuneration at least 10% of the average amount paid to each executive officer; and, also, that a Board of Auditors be composed of a minimum of three and a maximum of five members and their respective alternates.

As part of the adaptation of its Board of Auditors to the regulations, the Company has installed a permanent (standing) Board of Auditors currently composed of three members and their corresponding alternates who are elected at the Ordinary General meeting with term of office to run until the next Ordinary General meeting following their election, reelection being permitted. Under Brazilian Corporate Law, holders of Preferred Shares have the right to elect through a separate vote, one member of the Board of Auditors to represent their interests. Likewise, minority groups of shareholders with voting shares also have the right to elect one member of the Board of Auditors through a separate vote. However, irrespective of circumstances, the common shareholders have the right to elect the majority of the members of the Board of Auditors. Set forth below are the names, ages and positions of the members of the Company’s Board of Auditors and their respective alternates, elected at the Company’s last Ordinary General Meeting of Shareholders:

Name	Birthday	Member Position	Year First Elected
Bolívar Charneski	08/22/1950	Effective	2011
Elvira Baracuhy Cavalcanti Presta	06/18/1968	Effective	2024
Denisio Augusto Liberato Delfino	02/02/1979	Effective	2024
Herculano Aníbal Alves	02/27/1953	Alternate	2017
João Odair Brunozi	02/07/1953	Alternate	2021
Marcelo Rodrigues de Farias	10/03/1969	Alternate	2023

The General Meeting, held on April, 16, 2024, determined Bolívar Charneski as an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

The following is a brief summary of the business experience of our Board of Auditors members:

BOLÍVAR CHARNESKI (born in 1950)

● Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA – USA.

● Professional Experience: Founder and partner of Charneski, Consultoria S/S LTDA (1988 - 2009, Charneski - Auditores & Consultores), a company settled in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC - Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971 - 1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors member of Grendene S.A. (2011 - 2013), of Forjas Taurus S.A. (1998 - 2007), of Metalúrgica Gerdau (2017 - 2020). Currently he is Board of Auditors member (designated as Financial Expert for SOX purposes since 2011) at Gerdau.

ELVIRA BARACUHY CAVALCANTI PRESTA (born in 1968)

● Education: Bachelor and Master’s Degree in Business Administration. Advanced Boardroom Program for Women and Advanced Program for CEOs and Board members, at Saint Paul Escola de Negócios.

● Professional Experience: Worked at Eletrobras as an Independent Board Member (2018), CFO and Investor Relations Officer (2019 - 2023), and Interim President (2021). She was the Chair of the Board of Directors of three subsidiaries: Chesf, CGT Eletrosul, and Santo Antônio Energia. She was also the Executive Director of Planning and Control at Neoenergia, Fiscal Council Member at Norte Energia (UHE Belo Monte), CFO at MRS Logística, Controller at Light, among other companies. Currently is (i) a Member of the Brazilian Institute of Corporate Governance (IBGC), (ii) a Member of the NYSE Board Advisory Network, (iii) a Member of Women Corporate Directors (WCD), (iv) a Member of the Board of Directors of IBEF - SP, (v) a Fiscal Council Member at Embraer and (vi) a Member of the Board of Auditors at Gerdau.

DENISIO AUGUSTO LIBERATO DELFINO (born in 1979)

● Education: Degree in Economics from the Federal University of Viçosa, Master’s and Ph.D. in Economics from the Getúlio Vargas Foundation (FGV).

● Professional Experience: Has been working at Banco do Brasil since 2000, where he held positions such as Economist and Strategist at the Private Bank (2008 - 2012), Executive Manager of the Corporate Governance Directorate (2015 - 2017), Executive Manager in the Capital Markets Directorate (2017 - 2020), Director of Investments at Previ (2020 - 2022), and Director of Investments at Previ (2022 - 2023). He also worked at the Secretariat of Economic Policy of the Ministry of Finance (2015 - 2017) and was a Member of the Board of Directors of GRU Airport (2023 - 2024). Currently, he is (i) a Full Member of the Board of Directors and the Sustainability Committee of Neoenergia, (ii) the Latin America Representative on the Principles for Responsible Investment Council, (iii) Vice President of Anbima, (iv) CEO of BB Asset Management and (v) Member of the Board of Auditors at Gerdau.

HERCULANO ANÍBAL ALVES (born in 1953)

● Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master’s degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

● Professional Experience: Worked in the financial market, as Investment Director, Equities Portfolio Manager, Investment Analyst and Credit Analyst at: BRAM - Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998 - 2001), Board Member of GP’s Private Equity Technology Fund (2001 - 2005), Member of the Fiscal Council of Gerdau S.A. (2017 - 2018), Member of the Fiscal Council of Grupo Fleury and Ecorodovias (2018 - 2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013 - 2019), Partner at Araxá Investimentos (2015 - 2016) and Partner at Barigui Gestão de Recursos (2015 - 2023). Currently is (i) Board Member of TIM Brasil, (ii) Board Member of Marfrig Brasil Foods, (iii) Member of the Fiscal Council of Cielo, (iv) Member of the Fiscal Council of Grendene, (v) Member of the Fiscal Council of Metalúrgica Gerdau, (vi) Alternate Member of the Board of Auditors of Gerdau and (vii) Chairman of the Fiscal Council of Tivio Asset Management.

JOÃO ODAIR BRUNOZI (born in 1953)

● Education: Degree in Accounting, specializing in Tax Law, Graduate in Financial Management and an MBA in Finance from IBMEC-SP.

● Professional Experience: He started his career at Price Waterhouse Auditores Independentes as a trainee, acting as an auditor for seven years. He has solid experience in the areas of Controllership and Finance, acting as Controller and CFO for over thirty years in large manufacturing industries. At São Paulo Alpargatas was Financial Planning and Financial Analysis Manager for two years. He joined Grupo Villares in 1985, where he worked for twenty years, as Tax Planning Manager and Controller for several companies in the group and the holding company, and accumulated Investor Relations management for five years. He was Director of several subsidiaries and Officer (Treasurer) of subsidiary in the United States. In the Gerdau Group, where he joined in early 2006 with the purchase by it of Aços Villares, he worked in the positions of CFO of Aços Villares and Controller (CFO) of Gerdau Diaco (Colombia). He was CFO of Cecil SA Laminação de Metais (2017 - 2019). Currently he is (i) Chairman of the Fiscal Council of Concessionária Aeroporto do Rio de Janeiro SA (Tom Jobim Airport), (ii) Supervisory Board substitute member at JHSF Participações S.A. and (iii) Alternate Member of the Board of Auditors of Gerdau.

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
D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2024	16,750	8,807	25,557
2023	17,389	9,982	27,371
2022	18,372	9,825	28,197

Extended Work Force*	Brazil	Other Countries	Total
2024	5,116	950	6,066
2023	5,290	1,262	6,552
2022	6,200	1,317	7,517

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2024, the Company employed 25,557 at its industrial units, excluding joint ventures entities, 66% of this total is based in Brazil and the remainder in South America and North America, which have 2,330 and 6,477 employees, respectively.

As labor unions in Brazil and other Countries in Latin America are organized on a regional basis, the Company has no nationwide agreements with its employees. 32% of Gerdau North America employees are unionized.

Gerdau maintains good working conditions at its mills and consequently has what it believes to be a comparatively low employee turnover rate.

Gerdau maintains good relations with employees. To maintain such good working environment, the Company provides development and training opportunities, team - building programs and transparent management system. Compensation programs are designed to meet employee’s financial interests with those of Gerdau shareholders.

E.	STOCK OWNERSHIP

The following table shows the individual holdings of shares in preferred and common stock in Gerdau for each director and executive officer as of December 31, 2024.

		Preferred Shares
	Common Shares	(with restricted
Shareholder	(with voting rights)	Voting rights)
Claudio Johannpeter	—	737,305
André Bier Gerdau Johannpeter	—	770,889
Guilherme Chagas Gerdau Johannpeter	—	671,632
Gustavo Werneck da Cunha	—	—
Claudia Sender Ramirez	—	—
Claudio Antonio Gonçalves	—	—
Alberto Fernandes	—	—
Rafael Dorneles Japur	—	46,291
Flavia Dias da Silva de Souza	—	—
Carlos Eduardo Vieira da Silva	—	43,677
Aldo Tapia Castillo	—	—
Cesar Obino da Rosa Peres	—	—
Marcos Eduardo Faraco Wahrhaftig	—	—
Mauricio Metz	—	—
Wendel Gomes da Silva	—	99,070
TOTAL		2,368,864

The Company has different employee stock option plans for each of its subsidiaries. See Note 26 - Long - Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013 to 2024 awards (all Gerdau Preferred Shares) to each Board member and executive officer, with a current mandate, up to December 31, 2024. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units					Performance Share Units
						Grant with
						performance
Names	Grant	Bonus	Exercised	Cancelled	Balance	adjustment	Bonus	Exercised	Cancelled	Balance
Alberto Fernandes	13,289	3,001	—	—	16,290	—	—	—	—	—
Aldo Tapia Castillo	12,146	2,750	—	—	14,896	18,220	4,124	—	—	22,344
Andre Bier Gerdau Johannpeter	2,067,269	90,133	1,753,520	18,080	385,802	1,799,759	—	1,752,621	47,138	—
Carlos Eduardo Vieira da Silva	3,676	735	—		4,411	5,513	1,103	—	—	6,616
Cesar Obino da Rosa Peres	83,278	2,861	72,054	—	14,085	89,374	4,402	72,325	324	21,127
Claudia Sender Ramirez	31,649	4,771	11,761	984	23,675	—	—	—	—	—
Claudio Johannpeter	1,904,224	88,199	1,588,541	18,080	385,802	1,483,284	—	1,447,138	36,146	—
Claudio Antonio Gonçalves	—	—	—	—	—	—	—	—	—	—
Flávia Dias da Silva de Souza	4,103	821	—	—	4,924	6,154	1,231	—	—	7,385
Guilherme Chagas Gerdau Johannpeter	1,191,801	83,862	871,781	18,080	385,802	490,522	—	479,022	11,500	—
Gustavo Werneck da Cunha	897,865	108,987	476,061	—	530,790	1,562,412	166,088	932,016	299	796,185
Marcos Eduardo Faraco Wahrhaftig	414,889	90,098	67,923	—	437,064	624,850	135,309	103,038	1,526	655,595
Maurício Metz	31,567	6,313	—	—	37,880	7,000	1,400	—	—	8,400
Rafael Dorneles Japur	114,298	24,563	9,624	—	129,237	103,739	24,949	4,780	—	123,908
Wendel Gomes da Silva	59,236	7,286	29,652	—	36,870	76,067	6,262	57,485	—	24,844
Total	6,829,290	514,380	4,880,918	55,224	2,407,529	6,266,894	344,867	4,848,424	96,933	1,666,404

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

As of December 31, 2024, Gerdau had 718,863,819 common shares and 1,322,429,662 non - voting Preferred Shares outstanding (excluding treasury stock). Of the two classes of stock traded in the market, only the common stock carries voting rights. Under the terms of the Company’s Bylaws, however, specific rights are assured to the non - voting preferred stock. See the Bylaws of Gerdau attached to this Annual Report.

The table below presents certain information as of December 31, 2024, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of Gerdau as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	702,952,615	97.6	—	—
JP Morgan Chase Bank	—	—	436,224,107	32.1
Members of the board of directors and executive officers as a group (15 members)	—	—	2,368,864	0.2

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau hold 97.6% of the voting capital stock of Gerdau and thus has the ability to control the Company’s Board of Directors as well as its management and operations.

On December 31, 2024 there were 436,224,107 ADSs outstanding, representing 32.1% of Gerdau Preferred Shares and the number of United States record holders was 55 (based solely on their addresses).

B.	RELATED-PARTY TRANSACTIONS

The Company’s transactions with related parties consist of (i) loans, (ii) commercial operations, (iii) marketable securities in investment funds managed by a bank, and (iv) sale and rental of property. See Note 20 to the Consolidated Financial Statements (Related Party Transactions) for further information.

(i) Gerdau maintains loans with some of its subsidiaries and other affiliates through loan contracts, which are repaid under conditions similar to those prevailing in the open market. Loan agreements between Brazilian companies are adjusted by the monthly variation in the CDI (interbank deposit rate). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable.

(ii) Commercial operations between Gerdau and its subsidiaries or related parties basically consist of transactions involving the purchase and sale of inputs and products. These transactions are carried out under the terms and conditions established in the contract between the parties and under prevailing market conditions.

(iii) The Company holds marketable securities in investment funds managed by a bank. These marketable securities comprise time deposits and debentures issued by major Brazilian banks and treasury bills issued by the Brazilian government.

(iv) The Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property. Additionally, the Company recorded income derived from rental agreements.

The Company’s transactions with related parties are presented below:

			Original Amount				Outstanding Amount
						Termination		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	or extinction	December 31,	during the
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2024	period covered
1	In September 2022, the Company concluded the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 5,418 million on 12/31/2024). The operation aims to provide liquidity to subsidiaries and companies with shared control in North America and Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas S.A. and Gerdau Aços Longos SA provide guarantee to this transaction, which matures in September 2027.	Joint venture / Subsidiary	4,730,775	09/30/2022	Sep-27	Maturity	—	—
2	Co-guarantee for Gerdau Trade Inc. in the 10-year Bond issued in October/2017 in an amount of up to US$ 650 million.	Subsidiary	2,056,535	10/12/2017	Oct-27	Settlement of the agreement	2,641,096	2,641,096
3	Co-guarantee for GUSAP III LP. in the 10-year Bond issued in November/2019 in an amount of up to US$ 500 million.	Subsidiary	2,100,600	11/21/2019	Jan-30	Settlement of the agreement	3,083,765	3,083,765
4	Co-guarantee for Gerdau Ameristeel US Inc. in the 25-year Bond issued in October/2012 in an amount of US$ 51 million.	Subsidiary	103,505	10/18/2012	Oct-37	Settlement of the agreement	315,807	315,807
5	Co-guarantee for GUSAP III LP in the 30-years Bond issued in April/2014 in an amount of US$ 500 million. No remuneration.	Subsidiary	1,117,100	04/16/2014	Apr-44	Settlement of the agreement	2,978,763	2,978,763
6	Guarantee granted to Gerdau Aços Longos S.A. raised a loan from BRB Pró DF II	Subsidiary	12,834	08/05/2009	Jun-38	Settlement of the agreement	12,216	12,216
7	Gerdau S.A. has accounts receivable derived from sales to parent company and subsidiaries.	Subsidiaries	—	—	—	Maturity	311,715	311,715
8	Gerdau S.A. has accounts payment derived from buys to parent company and subsidiaries.	Subsidiaries	—	—	—	Maturity	219,526	219,526
9	Current account (liability balance) with Gerdau Trade Inc. Pays the contracted charges plus exchange variance.	Subsidiary	—	09/17/2010	May-28	No maturity	1,494,857	1,494,857
10	Renting agreement of commercial room of area of 840 m2 of building placed on Av. Farrapos, 1811 - Porto Alegre/RS, Lessor: Gerdau Aços Longos S.A. Lessee: Grupo Gerdau Empreendimentos Ltda: Amount per month R$ 75 thousand.	Parent company	50	01/01/2013	Undetermined	Maturity	75	75
11	Balance receivable of R$ 9,951 thousands, which is fully guaranteed by means of a personal guarantee, consisting of 5 annual installments of R$ 3,534 thousands, adjusted by the positive variation of the IPCA, referring to the sale to controlling shareholders of a property located at Avenida Farrapos, 1811, Porto Alegre/RS	Parent company	21,204	—	Aug-25	No maturity	4,459	10,207
12	Financial investment in subsidiary Paraopeba - Fundo de Investimento Renda Fixa.	Subsidiary	—	—	Undetermined	No maturity	509,030	757,578
13	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., leasing company together with BBVA bank.	Joint venture	10,000	12/16/2020	Jun-28	Maturity	24,936	33,507
14	Rio Paraná Energy: Guarantee granted for the obligations set forth in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paraná Energia S.A. and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. in the up to limit amount of R$ 35,451 thousand with maturity on March 1, 2025.	Subsidiaries	35,451	01/01/2024	Mar-25	Maturity	25,042	25,042
15	Guarantee granted for the obligations provided for in the Electricity Sale and Purchase Agreement, entered into on 08/30/2018, among Rio Paranapanema Energia SA and Gerdau Aços Longos S.A. and Gerdau Açominas S.A. up to the limit amount of BRL 59,644 thousand with maturity on March 1, 2024.	Subsidiaries	59,644	01/01/2024	Mar-25	Maturity	44,519	44,519
16	Guarantee granted to Gerdau Aços Longos due to the financing contracted with Banco BNP Paribas in the amount of R$ 400 million with maturity on November 16, 2025.	Subsidiary	400,000	01/01/2021	Nov-25	Maturity	400,000	400,000
17	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$ 73,330 thousands, equivalent in MXN.	Joint venture	384,262	09/09/2021	Sep-26	Settlement of the agreement	380,832	380,832
18	Guarantee granted to Gerdau Corsa S.A.P.I. de C.V., borrower of a simple credit line, in the amount of US$43,760 thousand, equivalent in MXN.	Joint venture	207,326	09/10/2021	Sep-26	Maturity	204,477	217,810
19	The subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A. signed a CGD - Global Derivatives Contract with ABC Bank that will govern the contracting of derivative instruments in accordance with the Company’s hedging strategies.	Subsidiaries	—	06/30/2023	Undetermined	No maturity	—	15,768,597
20	The subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A. signed a CGD - Global Derivatives Contract with Banco Safra that will govern the contracting of derivative instruments in accordance with the Company’s hedging strategies.	Subsidiaries	—	08/14/2023	Undetermined	No maturity	—	—
21	The Company and its subsidiaries Gerdau Aços Longos S.A and Gerdau Açominas S.A signed a CGD - Global Derivatives Contract with BOFA Bank that will govern the contracting of derivative instruments in accordance with the Company’s hedging strategies.	Subsidiaries	—	08/30/2023	Undetermined	No maturity	—	24,960,389
22	The associate Newave Energia S.A. signed a CGD - Global Derivatives Contract with Banco BTG that will govern the contracting of derivative instruments in accordance with the Company's hedging strategies.	Associate	—	08/23/2023	Undetermined	No maturity	—	—

23	The associate Newave Energia S.A signed a CGD - Global Derivatives Contract with XP Bank that will govern the contracting of derivative instruments in accordance with the Company’s hedging strategies.	Associate	—	09/20/2023	Undetermined	No maturity	—	24,960,384
24	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Energisa Comercializadora de Energia LTDA and the guarantees Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	4,873	01/01/2024	Jan-25	Maturity	4,762	4,762
25	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Energia Copel Comercialização S.A. and secured by Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	10,949	01/01/2024	Jan-25	Maturity	10,701	10,701
26	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Eletrobras CTG Eletrosul and the guarantees of Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	1,868	01/01/2024	Jan-25	Maturity	1,825	1,825
27	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Eletrobras CTG Eletrosul and the guarantees of Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	3,096	01/01/2024	Jan-25	Maturity	3,025	3,025
28	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Eletrobras CTG Eletrosul and the guarantees of Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	4,043	01/01/2024	Jan-25	Maturity	3,951	3,951
29	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, starting on 01/01/2024, between the beneficiary Norsk Hydro Energia LTDA and the guarantees Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	624	01/01/2024	Jan-25	Maturity	610	610
30	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Statkraft Energia do Brasil LTDA and the guarantees of Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	3,229	01/01/2024	Jan-25	Maturity	3,156	3,156
31	Aval concedido pelas obrigações previstas no Contrato de Venda e Compra de Energia Elétrica, com início em 01/01/2024, entre a beneficiária Shell Energy do Brasil LTDA e afiançadas Gerdau Aços Longos e Gerdau Açominas.	Subsidiaries	11,951	01/01/2024	Jan-27	Maturity	11,680	11,680
32	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, beginning on 01/01/2024, between the beneficiary Companhia Hidro Elétrica do São Francisco and the guarantees of Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	2,467	01/01/2024	Fev-25	Maturity	2,396	2,396
33	Guarantee granted regarding Electricity Sale and Purchase Agreement, signed on May 23, 2023, between the beneficiary Comerc Power Trading and the guarantor Gerdau Aços Longos.	Subsidiary	836	01/04/2024	Jan-25	Maturity	760	760
34	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, commencing on 07/19/2024 and expiring on 05/28/2024, between the beneficiary PRIME ENERGY COMERCIALIZADORA DE ENERGIA LTDA and guarantor Gerdau Aços Longos.	Subsidiary	14,483	07/19/2024	Fev-25	Maturity	2,608	2,608
35	Guarantee granted for the obligations provided for in the Contract for the Sale and Purchase of Electrical Energy, commencing on 10/01/2024 and expiring on 01/31/2025, between the beneficiary Usina Solar Arinos and the bonded Gerdau Aços Longos and Gerdau Açominas.	Subsidiaries	4,992	09/01/2024	Jan-25	Maturity	9,576	9,576
36	Current account (passive loan) with the company GNA Financing, Inc. Remunerated by contracted charges plus exchange rate variation.	Subsidiaries	—	12/10/2024	Undetermined	No maturity	310,473	310,473

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2024.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2024, 2023, and 2022 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2024	2023	2022	2024	2023	2022
Tax provisions	1,925,237	1,737,984	1,530,040	151,532	1,828,611	1,603,136
Labor provisions	369,041	413,179	463,452	45,040	56,640	67,911
Civil provisions	34,571	34,662	32,511	135,988	178,819	154,852

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Tax Provisions

Tax provisions are related to:

●  R$ 178,078 related to ICMS (state VAT), mostly regarding the right of offsetting credits.
●  R$ 96,517 related to Social Security Contributions on the payroll.
●  R$ 1,228 related to “Recomposição Tarifária Extraordinária” - RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.
●  R$ 907,397 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.
●  R$ 692,479 related to tax uncertainties related to Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL.
●  R$ 9,913 related to other taxes, which were classified as probable loss.

The Company and its subsidiaries are parties to other tax claims. For these claims, no accounting provision was made, since these are considered as possible losses, based on the opinion of its legal counsel and management’s assessment. See Note 18 to the Financial Statements included herein.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 369,041 as of December 31, 2024. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2024, represented R$ 45,040.

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,400,460. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 34,571 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2024, amounted to R$ 135,988.

Other contingent liabilities with remote probabilities of losses, involving uncertainties regarding their occurrence, and, therefore, not recorded as provisions, are presented below:

Antitrust Proceedings

A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Competition Defense System (SDE - Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, in an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

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

Against both decisions, appeals were lodged with the Superior Court of Justice and the Supreme Federal Court. The Appeal to the Supreme Federal Court was dismissed. Upon unanimous decision, the Superior Court of Justice (STJ) dismissed the fine, acknowledging that there was not due legal process, considering that CADE conducted the case without the proper market analysis and related facts (see STJ, REsp 1.979.138 - DF (2021/0405949 - 3).

The decision of the STJ was appealed by CADE and the Attoney - General of The Republic (PGR - Procurador - Geral da República) to the Supreme Federal Court (STF).

On December 30, 2024, the Company and its subsidiary Gerdau Aços Longos S.A entered into an Agreement with Administrative Council for Economic Defense (CADE), subject to judicial approval, related to the Administrative Process. The Agreement did not delve into the merits of the alleged conduct under investigation in the mentioned administrative process and it should not be interpreted as an admission by Gerdau of any irregularity or illegality. As a result of this Agreement, the parties settled to terminate the lawsuits aforementioned and their related appeals. Gerdau committed to paying the amount of R$256.099 to the Fundo de Defesa de Direitos Difusos, under the terms of Law Nº 14.973, of October 17, 2004. The payment was made in cash using available resources. The Company filled the request to withdraw the two ongoing lawsuits, whose petition was received, processed and granted with the approval occurring on January 7, 2025.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of R$ 635,034. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

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

Dividend Distribution

Brazilian Corporate Law requires the Bylaws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. On this note, it is not uncommon for corporations to provide for a minimum payout of 25% of adjusted net income. According to the Company’s Bylaws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after - tax income for the same period, after the allocation of income to the legal reserve and to other reserves. To convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services uses the significant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the Company’s paid - in capital. On December 31, 2024, Gerdau’s legal reserve amounted to R$ 2,757.0 million or 11.4% of total paid - in capital of R$ 24,273.2 million. According to Brazilian Corporate Law, holders of Preferred Shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on ordinary shares. Gerdau’s Executive Directors presented a proposal at the 2002 general meeting to grant to both ordinary and Preferred Shares 100% tag - along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

Under the amendments to the Brazilian Corporate Law, by extending the tag along rights to minority shareholders, the Company no longer needs to comply with the requirement to pay an additional 10% premium on dividends paid to preferred shareholders. Following the approval and implementation of the amendments to the Company’s Bylaws to provide for the tag - along rights as described above, the Company now pays the stated minimum dividend of 30% of adjusted net profit (section 19 of the Company’s Bylaws) to all shareholders, from January 1, 2002 dividends paid to preferred shareholders no longer being subject to a minimum 10% premium over those paid to holders of ordinary shares.

As a general requirement, shareholders who are non - residents of Brazil must have their Brazilian company investments registered with the Central Bank in order to be eligible for conversion into foreign currency of dividends, sales proceeds or other amounts related to their shares for remittance outside Brazil. Preferred shares underlying the ADSs will be held in Brazil by the custodian as agent for the Depositary Bank (the “Depositary”). The holder of Preferred Shares will be the registered holder recorded in the Preferred Shares register.

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

Interest on Capital Stock

Law nº 9,249 of December 1995 provides that a company may, at its sole discretion, pay interest on capital stock in addition to, or instead of, dividends. A Brazilian corporation is entitled to pay its shareholders interest on capital stock up to the limit of an amount computed based on TJLP (Long - Term Interest Rate) on capital stock. Such interest, which may not exceed the higher of 50% of the annual profits or 50% of the accumulated earnings and profits, is deductible for both IRPJ and CSLL purposes and is subject to 15% WHT, in general, at the source. See Item 10. Additional Information - Taxation.

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.	OFFER AND LISTING DETAILS

Not required.

B.	DISTRIBUTION PLAN

Not required.

C.	MARKETS

São Paulo Stock Exchange - Brazil

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

The Company is listed on the Level 1 segment of the B3. To become a Level 1 company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards, including cash flow statements; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers; (v) disclose the terms of the transactions with related parties; (vi) make a schedule of corporate events available to shareholders; (vii) at least once a year, hold public meetings with analysts and investors; (viii) include in the Company’s Bylaws the mandatory minimum clauses set out by B3; (ix) prepare and publish its Trading Securities Policy and Code of Conduct; and (x) not accumulate the position of Chairman of the Board of Directors and Chief Executive Officer or lead executive by the same person.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by the Brazilian Securities Law (as mentioned in Introduction, Law Nº 6,385 of December 7, 1976, as amended) and the Brazilian Corporate Law (as mentioned in Introduction, Law Nº 6,404 of December 15, 1976, as amended).

In addition, Law Nº 11,638, of December 28, 2007, and Law Nº 11,941, of May 27, 2009, are also applicable, which amended a number of provisions of Brazilian Securities Law and Brazilian Corporate Law, related to accounting rules and financial statements of Brazilian corporations. The changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

Under the Brazilian Corporate Law, a company is either publicly held, such as Gerdau or closely held. All publicly held companies must apply for registration with the CVM and are subject to ongoing reporting requirements. A publicly held company may have its securities traded either on the B3 or on the Brazilian over - the - counter markets (Brazilian OTC). The shares of a publicly held company, including Gerdau, may also be traded privately subject to certain limitations established in CVM regulations.

CVM has issued Resolution Nº 80, dated March 29, 2022, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Resolution Nº 80 significantly modified the reporting requirements applicable to publicly held companies and set forth the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the Company’s significant information and to update the information contained therein as soon as any significant changes occur.

In addition to such reporting requirements, the occurrence of certain events also requires disclosure of information to the CVM, the B3, or even the public. These include, as determined in CVM Resolution Nº 44, dated March 29, 2022, (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation. Also, on March 31, 2022, the CVM issued Resolution Nº 85, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.The Brazilian OTC market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded on the Brazilian OTC. The CVM must be notified of all trades carried out on the Brazilian OTC by a company’s respective intermediaries. The trading of a company’s securities on the B3 may be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the B3 or the CVM based on a belief that a company has provided inadequate information regarding a material event, has not provided an adequate response to the inquiries by the CVM or the stock exchange, or for other reasons.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law Nº 4,131/62 and BCB (Central Bank of Brazil) Resolution Nº 278/22 or as a portfolio investment under BCB Resolution Nº 13/24 and CVM Resolution Nº 13/20, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction Nº 2,119, as of December 8, 2022. This registration process is undertaken by the investor’s legal representative in Brazil.

The laws and Resolutions above provide that, after a foreign direct investment is made, an application for its registration with the Central Bank of Brazil must be submitted by the investee and the non - resident investor, through its independent representatives in Brazil, within 30 days. The registration of the foreign direct investment with the Central Bank of Brazil allows the foreign investor to remit abroad resources classifiable as capital return, resulting either from: (i) the transfer of corporate interests to Brazilian residents, (ii) capital reduction, or (iii) the liquidation of a company, as well as funds classified as dividends, profits or interest on shareholders’ equity. Foreign investors with foreign direct investments may also divest those investments through private transactions or transactions conducted through the stock exchange or the over - the - counter market. See “Taxation - Brazilian Tax Considerations” for information regarding the taxation of such transactions.

There are no restrictions on ownership of the Company’s shares by individuals or legal entities domiciled outside Brazil. With certain limited exceptions, under BCB Resolution Nº 13/24 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized over - the counter markets. Investments and remittances outside of Brazil of gains, dividends, profits or other payments for ordinary and Preferred Shares are made through the exchange market. See “Exchange Controls” for further information regarding non - Brazilian holders who qualify under BCB Resolution Nº 13/24.

Securities and other financial assets held by non - Brazilian investors pursuant to BCB Resolution Nº 13/24 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over - the - counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are currently traded on the New York Stock Exchange:

New York Stock Exchange

On March 10, 1999, Gerdau obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2024, 2.2 billion ADSs were traded, a figure 3% higher than in 2023, representing a trading volume of US$6.3 billion, equivalent to a daily average of US$29.8 million. In 2023, 2.1 billion ADSs were traded, a figure 52% lower than in 2022, representing a trading volume of US$ 8.54 billion, equivalent to a daily average of US$ 36.6 million. In 2022, 4.4 billion ADSs were traded, being a volume 20% higher than 2021 and representing a trading volume of US$ 19.49 billion, equivalent to a daily average of US$ 73 million.

Latibex — Madrid Stock Exchange

From December 2, 2002 to January 15, 2024, Gerdau’s Preferred Shares were traded on the Latibex, the Madrid Stock Exchange devoted to Latin American companies traded in Euros. The shares were traded in Spain under the symbol XGGB in the form of Depositary Receipts (“DRs”), each corresponding to one preferred share.

On December 27, 2023, a formal request was submitted to the Latibex to initiate the necessary procedures for the delisting of XGGB shares. In the end of 2023, a total of 300 thousand Gerdau Preferred Shares were traded on the Latibex, representing a trading volume of €1.6 million, equivalent to a daily average of €6.1 thousand.

On February 16, 2024, the request to delist the Company’s shares traded on Latibex was granted, and the Company is no longer listed on it. The Company’s shares continue to be traded on the B3 and in the form of ADRs on the in NYSE.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Gerdau’s Bylaws have been registered with the Public Registry of the State of São Paulo (Junta Comercial de São Paulo) under company number (NIRE) 35.3.0052069-6 and its last amendment was made on April 16, 2024.

The consolidated Bylaws set forth herein as Exhibit 1.1.

Objects and purposes

According to the Article 2 of the Company’s Bylaws, Gerdau has the following purposes:

●	holding interests in the capital of companies engaged in the industry and trade of steel and/or metallurgical products, with plants integrated or not integrated to ports, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and management of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities referred to in Law Nº 8.630, of February 25, 1993;
●	industry and trade exploitation in steel products in general, laminates, drawn and iron and steel products, smelting of iron, steel and other metals, including through representation, import and exporting of goods related to its industrial and commercial activities, technical assistance and service provision; and
●	commercialization and import of natural gas and other related activities.

Summary of Special Conditions Relating to Directors and Officers

Although the Bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere to the provisions of Brazilian Corporate Law, which regulates corporations in Brazil, and also observe the rules of the Brazilian Securities Commission (CVM) and the São Paulo Brazilian Stock Exchange (B3).

In general terms, Section 153 of the Brazilian Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence which a person normally employs in the administration of his/her own affairs.

In addition, Section 154, paragraph 2 of the Brazilian Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general meeting or the Board of directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s Bylaws or a general meeting.

Section 156 of the Brazilian Corporate Law states that an administrator (members of the Board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter.

Regarding the decision on Director’s compensation, the Bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (members of the Board of Directors and Executive Officers) and the Board of Directors is in charge of fixing the individual remuneration of its Directors and Officers (section 6, paragraph 5, letters “m” and “n” of the Company’s Bylaws).

Finally, the Board of Directors and the Board of Officers may decide to create specific committees linked to themselves, which shall include one or more of its members, Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations (see section 6, paragraph 7, and Article section 9, paragraph 3, respectively, of the Company’s Bylaws of the Company).

Rights, preferences and restrictions attaching to each class of the shares

Gerdau’s capital stock is divided into common and Preferred Shares.

Rights to dividends

All common and Preferred Shares enjoy the same rights to dividends, which are established by the Company’s Bylaws as a minimum mandatory percentage of 30% of net income, with the following adjustments:

●	the addition to the following amounts:
●	amounts arising during the fiscal year from the reversal of previous contingency reserves;
●	amounts resulting from the realization, during the fiscal year, of profits that have previously been transferred to the unrealized profit reserve line;
●	amounts arising from the realization during the fiscal year of increases in the value of assets, as a result of new valuations, recorded as revaluation reserve.
●	the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

Voting rights

According to Gerdau´s Bylaws, the common shares have voting rights and the Preferred Shares have no voting rights although the holders of Preferred Shares are entitled to attend general meetings and to participate in the discussions.

Note, however, that the Company’s Bylaws state, in section 19, paragraph 11, that the Preferred Shares shall acquire the right to vote if the Company, for three consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, a right that the shares will hold until the first subsequent payment of dividends that the Company makes.

Shareholders representing the majority of a) holders of Preferred Shares without voting rights (or with restricted voting rights) representing 10% of the total capital stock; and b) holders of at least 15% of the voting capital stock, shall have the right to elect and remove a member and his substitute from the Board of directors, in a separate election at the general meeting, the majority shareholder being excluded from such election.

If neither the holders of shares with voting rights nor the holders of Preferred Shares without voting rights or with restricted voting rights are sufficient to achieve the quorum above, they shall be allowed to aggregate their shares in order to jointly elect a member and his substitute for the Board of Directors, in this case considering the quorum of 10% of the capital stock.

Shareholders representing at least 5% of the voting capital may also request that the election of directors be subject to cumulative voting, said request to be submitted to the Company no later than 48 hours prior to the general meeting.

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

Liability to further capital calls and Shareholders owning a substantial number of shares

There are no specific provisions in the Company’s Bylaws of liability to further capital calls by the Company or provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Changes to the rights

The Brazilian Corporate Law states, in its Section 109, that neither the Bylaws nor a general meeting may deprive a shareholder of the right:

●	to participate in the corporate profits;
●	to participate in the assets of the corporation in the case of liquidation;
●	to supervise the management of the corporate business as provided for in the Brazilian Corporate Law;
●	of first refusal in the subscription of shares, founders’ shares convertible into shares, debentures convertible into shares and subscription bonuses, and
●	to withdraw from the corporation in the cases provided for in the Brazilian Corporate Law.

Furthermore, Section 16, sole paragraph of the Brazilian Corporate Law sets forth that, unless expressly provided for, an amendment to that section of the Bylaws which regulates the different classes of shares shall require the approval of the shareholders of all shares thereby affected. On the same hand, Section 136, paragraph 1 of the Brazilian Corporate Law states that any changes in the preferences or rights of the Preferred Shares, or the creation of a class of shares having priority in relation to the existing Preferred Shares, unless the change is authorized by the Bylaws, would require the approval of the preferred shareholders in a special general meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

Annual general meetings and extraordinary general meetings of shareholders

The call for the annual Ordinary General meeting and Extraordinary General meetings of Gerdau shall be made by a notice published on at least three occasions in the Valor Econômico, São Paulo edition. The notice shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the Bylaws, an indication of the subject-matter.

The first call of the general meeting shall occur twenty-one (21) days in advance, and the second call eight (8) days in advance.

Apart from the exceptions provided by law, the opening of a general meeting shall occur on first call with the presence of shareholders representing at least one-quarter of the voting capital; and on the second call, with any number.

A shareholder may participate of the general meeting by itself or may be represented at a general meeting by a proxy, appointed less than one year before, who shall be a shareholder, a corporation officer, a lawyer or a financial institution, and the administrator of the investment fund is responsible for representing the condominiums. A condominium shall be represented by its investment fund officer.

A request for the appointment of a proxy shall satisfy the following requirements:

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

Limitations on the rights of non-residents and foreign shareholders to own securities

There are no limitations on the rights to own securities by non-residents or foreign shareholder set forth in the Bylaws of Gerdau. The Brazilian Corporate Law also does not establish any limitation. Note that some procedures shall be observed by the foreign companies for the remittance of funds (see Item 10.D, below).

According to Section 119 of Brazilian Corporate Law, a shareholder resident or domiciled abroad must maintain a representative in Brazil empowered to accept service of process in proceedings brought against him under the Brazilian Corporate Law.

Change in control of the Company

Brazilian Corporate Law states that the direct or indirect transfer of control of a publicly held corporation can only be effective under the condition that the purchaser agrees to conduct a public offer to acquire the voting shares owned by the remaining shareholders, guaranteeing a price at least equal to 80% of the amount paid for each voting share that is part of the controlling block.

Gerdau´s Bylaws attribute to all shares the right to be included in any public offering involving the transfer of control, guaranteeing the same price paid per share with voting rights that are part of the controlling block.

Disclosure of shareholders ownership

With regard to the disclosure of ownership, shareholders shall observe the CVM Resolution Nº 44, of August 23, 2021, which sets forth that:

“Article 12. The direct or indirect controlling shareholders and the shareholders that elected members of the Board of Directors and the Board of Auditors, as well as any person or company or group of people acting together or representing the same interest, who carry out relevant negotiations, shall send to the company the following information:

I - their name and qualification, indicating their Brazilian Tax Payer Number;

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

Paragraph 2. Except as provided in Paragraph 3, the obligations set forth in the main clause and in Paragraph 1 also extend to:

I – the acquisition of any rights over the shares and other securities mentioned therein;

II – the execution of any derivative financial instruments referenced in shres mentioned in the main clause, even if there is no provision for physical settlement.

Paragraph 3. In the cases provided for in Paragraph 2, the following rules must be observed:

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

III – the number of shares referenced in derivative instruments that provide economic exposure to the shares cannot be offset by the number of shares referenced in derivative instruments that produce inverse economic effects; and

IV – the obligations set out in the caput of this article do not extend to structured operations certificates, securities index funds and other derivative financial instruments in which shares issued by the company have a weight of less than 20% (twenty percent).

Paragraph 4. The communication referred to in the caput shall be performed immediately after the mentioned participation reffered in Paragraph 1 is accomplished.

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

Paragraph 6. The Investor Relations Officer is responsible for transmitting the information, as soon as they are received by the company, to CVM and, if applicable, to the stock exchange or organized over-the-counter market entities in which the company trades its shares.”

Conditions more stringent governing changes in the capital than is required by law

There are no conditions imposed by the Bylaws more stringent than is required by law governing changes in the capital.

C.	MATERIAL CONTRACTS

For information concerning material contracts regarding the acquisition of assets, see Item 4 — Company Information, Item 5 — Operating and Financial Review and Prospects and Item 8 — Financial Information. Gerdau has entered into financial agreements in order to finance its expansion projects and improve its debt profile. Although some of these contracts entail significant amounts, none exceed 10% of the Company’s consolidated total assets. The most significant financial agreements are described below, with the Company agreeing to provide a copy of the debt instruments described herein to the Securities and Exchange Commission upon request.

Bonds — The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2030 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. In April 2023, the Company, through its subsidiary Gerdau Trade Inc. (“GTI”), paid the totality of its 2023 Bonds at maturity, with principal amount of US$ 188.3 million (equivalent to R$ 931.1 million). On December 31, 2024, the outstanding balance of these bonds was US$ 1,396 million (equivalent to R$ 8,647 million).

Debentures — The Company concluded in 2019 the issuance of debentures with maturity of 4 and 7 years and the Company concluded in 2024 the issuance of debentures with maturity of 4 and 5 years. In May, 2023, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 600 million. On December 31, 2024, the outstanding balance of these debentures was R$ 3,800 million.

GGWCF — In September 2022, the Company concluded the structuring of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 5,418 million) and maturity in September 2027. On December 31, 2024, there were no outstanding loans under this facility.

D.	EXCHANGE CONTROLS

There are no restrictions on ownership or voting of the Company’s paid-in capital by individuals or legal entities domiciled outside Brazil. The right to convert dividend payments and proceeds from the sale of the Company’s paid-in capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally required, among other things, the prior registration of the significant investment with the Central Bank of Brazil.

In Brazil, a mechanism is available to foreign investors interested in trading directly on the B3 which is regulated by Central Bank of Brazil and CVM through Joint Resolution Nº 13 of December 3, 2024 (which repealed CMN Resolution Nº 4,373/14) and CVM Resolution Nº 13/20. Those regulations established rules for foreign investments in Brazilian equities and allow foreign investors to invest in almost all types of financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, including through Depositary Receipts, provided that certain requirements are fulfilled. The offshore transfer or assignment of title to the securities is not allowed.

Pursuant to BACEN/CVM Joint Resolution Nº 13, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; and (ii) obtain registration as a foreign investor with the CVM. The securities and other financial assets held by the foreign investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, securities trading is restricted to transactions carried out on exchanges or organized over-the-counter markets licensed by the CVM. The Resolution provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Since ADSs have been approved under the applicable law by the Central Bank and the CVM, the proceeds from the sale of the ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be subject to a specific tax treatment. Furthermore, ADRs are subject to concurrent exchange operations or international transfers in Brazilian Reais, without effective delivery of resources and without prior authorization of the Central Bank of Brazil, and the investment of a non-resident investor through the mechanism of Depositary Receipts may be transferred to other foreign investment mechanisms, with due regard to the conditions set forth by the Central Bank and by the CVM.

CVM Resolution 13/20 (modified by CVM Resolution 64/21) exempted the individual foreign investor from obtaining registration with CVM, requires that his representative send, prior to the start of operations, the information requested in an electronic system made available by CVM or by the organized market administrator that has formalized a partnership or similar instrument with CVM for this purpose. The representative of the foreign investor may be an intermediary institution through which the investor operates in the Brazilian exchange market.

Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the ADSs (“Depositary”) and Itaú Unibanco S.A. the custodian on behalf of the Depositary. Pursuant to the registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds abroad.

To transfer securities or other financial assets, the non-resident investor must observe the regulations of the Central Bank of Brazil and CVM. If the investor changes their status from resident or non-resident, investments in the financial and securities markets can continue under the originally agreed conditions.

Exchange Rates

Before March 2005, there were two legal foreign exchange markets in Brazil, the Commercial Market and the Floating Market. The difference between these two markets was the type of transaction that could be performed through each market.

On March 4, 2005, through CMN Resolution Nº 3,265 (revoked and replaced sequentially by CMN Resolution Nº 3,568, of May 29, 2008 and BCB Resolution Nº 277, of December 31, 2022), CMN introduced a single foreign exchange market and abolished the legal differences between the referred Commercial and Floating Markets. Among the modifications to foreign exchange market rules is a greater freedom to remit funds abroad through the foreign exchange market. On the other hand, the so-called “CC5-Accounts”, which are bank accounts in reais held in Brazil by foreign entities, may no longer be used to transfer funds on behalf of third parties.

On March 24, 2010, the CMN approved Resolution Nº 3,844 (revoked and replaced by BACEN Resolution Nº 278, of December 31, 2022), adopting a series of measures to consolidate and simplify the Brazilian foreign exchange regulations, being expected to reduce the effective cost of foreign exchange transactions and the related administrative expenses for both the public and private sectors as well as to provide more legal certainty to the parties to such transaction.

On December 29, 2021, Law Nº 14.286 was sanctioned, creating transactions where payments with international currency will be allowed in Brazil, and allowing banks and financial institutions to invest, allocate or lend resources in Brazil or abroad while facilitating the use of Brazilian currency in international transactions. The law provides the creating of further specific regulation and entered into force on December 30, 2022, following alterations regulated by Law Nº 14,596 and Nº 14,651 of 2023.

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

Income tax

Dividends

Dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our Company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, Preferred Shares or ADSs, are currently exempt from income tax in Brazil, as provided by article 10 of Federal Law no. 9,249, of December 26, 1995.

Despite the fact that this exemption is currently in force, news released by the press in past years claim that the Brazilian authorities intend to revoke the mentioned tax exemption and thus levy income tax on dividends paid by Brazilian companies, a measure that allegedly would be followed by a reduction of the overall income tax burden borne by said companies. Currently, several bills on the subject are being discussed and await voting in the Brazilian National Congress. These bills have not advanced during the year of 2024, but it is expected that they will advance in 2025.

On December 20, 2023, a broad reform on the rules pertaining to the taxation of consumption was approved, by means of the Constitutional Amendment Nº 123/23, which also determined that the Executive Branch should send the National Congress a Bill for the reform on the rules pertaining to the taxation of income, which may include a repeal of the current exemption of dividend distributions.

More recently, on November 27, 2024, the Federal Government announced its intention to propose, throughout 2025, bills to promote changes in the taxation of personal income tax, including the creation of a minimum tax charge at a rate of 10%, which could make amounts received as exempt dividends taxable, when received above a certain threshold. In any case, it is not yet possible to anticipate the exact terms of these legislative projects, and such new taxation rules would only become effective as of January 1, 2026, at the earliest, if approved by the Brazilian National Congress in 2025.

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

Although the Brazilian legislation currently in force allows payments of interest on shareholders’ equity, for a number of years the Brazilian Congress has been discussing measures to restrain and even repeal the deductibility of payments of interest on shareholders’ equity.

On December 29, 2023, by means of Federal Law Nº 14,789/23, rules on the limitation of the amount payable and deductible as interest on shareholders’ equity were passed. The Federal Law determined that, when applying the TJLP over the net equity accounts, the following accounts should be disregarded: (i) the paid-in share capital; (ii) the positive variation of accounts that do not represent effective inflow of funds to the company, with an definite increase in net equity; and (iii) reserves formed out of net profits derived from government gifts or grants.

These rules entered into force on January 1, 2024, and may impact the amounts to be paid by the Company as interest on shareholders’ equity.

It is possible that new restrictions on these payments will be passed in the context of the reform on the rules pertaining to the taxation of income, described in “Dividends”, above, with effects as from January 2026.

Capital Gains

According to Federal Law Nº 10,833, of December 29, 2003, gains deriving from the transfer of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to withholding income tax in Brazil.

With respect to a disposition of common or Preferred Shares, as these are assets considered to be located in Brazil, the Non-Resident Holder will be subject to withholding income tax on the realized gains, according to the rules described below.

As far as ADSs are concerned, arguably the gains realized by a Non-Resident Holder on the disposition of ADSs are not taxed in Brazil, based on the argument that ADSs are not “assets located in Brazil” for purposes of Article 26 of Federal Law Nº 10,833/03. Although we cannot rule out the risk of Brazilian tax authorities taking the view that ADSs would be ‘’assets located in Brazil’’, we are not aware of any tax ruling in this regard. In any case, in the event that ADSs are deemed to be “assets located in Brazil” for purposes of Article 26 of Federal Law Nº 10,833/03, gains realized on a disposition of ADSs by a Non-Resident Holder would be subject to withholding income tax in Brazil, according to the rules described below.

In general, gains realized on the disposition of common or Preferred Shares (or ADSs, in case they are deemed to be “assets located in Brazil”) correspond to the positive difference between the amount ascertained on the disposition, and the acquisition cost of the shares disposed of, assessed in Brazilian reais (without any correction for inflation), in line with the views expressed by the Brazilian tax authorities on the matter (see, e.g., Normative Ruling Nº 1,455, issued on March 6, 2014). There are grounds, however, for maintaining that the gains realized should be calculated taking into consideration the cost of the significant investments in foreign currency, as so registered before the Brazilian Central Bank. Notwithstanding, no assurance can be provided as to whether such arguments will prevail in the Brazilian administrative and/or judicial courts.

The rules related to whether or not withholding income tax must be levied on such gains will vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment that must be made by the Non-Resident Holder before the Brazilian Central Bank, and how the disposition is carried out.

Gains realized on a disposition of common or Preferred Shares carried out on the Brazilian stock exchange are:

●	exempt from income tax when assessed by a Non-Resident Holder that (1) has invested in Brazil under the rules set forth by the Brazilian Central Bank – “Qualified Portfolio Investor” (in particular the Brazilian Central Bank and CVM Joint Resolution Nº 13, of December 3rd, 2024, which recently lightened the rules previously set forth by the National Monetary Council Resolution Nº 4,373, of September 29, 2014) and (2) is not domiciled or resident in a Tax Favorable Jurisdiction. Please refer to “—Tax Favorable Jurisdictions” for a definition of this concept; or
●	subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a Qualified Portfolio Investor, and of a Non-Resident Holder that is domiciled or resident in a Tax Favorable Jurisdiction. In these cases, a withholding income tax of 0.005% on the sale value will be applicable and can be later offset against income tax due on any capital gain realized on the transaction.

Gains realized by a Non-Resident Holder on a disposition of common shares or Preferred Shares (or ADSs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. As from January 1, 2017, in accordance with Article 21 of Federal Law Nº 8,981, of January 20, 1995, as amended by Federal Law Nº. 13,259, of March 16, 2016, capital gains realized by resident individuals are taxable at progressive rates in brackets that vary from 15% to 22.5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17.5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22.5% on gains exceeding R$ 30 million. With specific regard to the Qualified Portfolio Investor, it could also be argued that the tax would be limited to the maximum rate of 15%, based on some recent tax rulings issued by the Brazilian tax authorities (i.e., Rulings – “Soluções de Consulta Cosit” nº 202 and nº 228, of 2024). In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains he/she realizes upon disposition of said assets will be taxable at the fixed rate of 25% (please see “—Tax Favorable Jurisdictions” below for a definition of this concept).

Gains related to transactions carried out outside the Brazilian stock exchanges, but on a Brazilian over-the-counter market with intermediation, are also subject to the withholding income tax of 0.005%, which can be offset against income tax due on any capital gain realized on the transaction.

In the event of a redemption of common shares or Preferred Shares (or ADSs, in case they are deemed to be “assets located in Brazil”) or of a capital reduction by a Brazilian corporation, such as our Company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the respective common shares or Preferred Shares (or ADSs, in case they are deemed to be “assets located in Brazil”) will be treated as a capital gain derived from a disposition that is not carried out on a Brazilian stock exchange market, and therefore may be subject to income tax at a rates described in the previous paragraphs.

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

The deposit of common or Preferred Shares by a Non-Resident Holder in exchange for ADSs, according to a recent understanding expressed by the Brazilian tax authorities (i.e., Ruling – “Solução de Consulta Cosit” Nº 292, of 2024), will be subject to income tax on the gain presumed to have been realized, therefrom, at a rate of 15%. There are grounds to maintain, however, that such transaction should not trigger Brazilian income tax.

There can be no assurance that the current favorable tax treatment granted to Qualified Portfolio Investors will continue in the future.

Tax Favorable Jurisdictions

The concept of “Tax Favorable Jurisdiction” is defined by Federal Law 9,430, of December 27, 1996, with the wording recently amended by Federal Law Nº 14,596, of June 14, 2023, and Nº 15,079, of December 27, 2024 (as further regulated by Decree Nº 12,226, of October 18, 2024, and Ministry of Finance’s Ordinance Nº 2,029, of December 20, 2024) and included the countries or locations (1) that do not impose income tax, (2) where the maximum income tax rate is lower than 17% (with the possibility of excluding from such characterization the countries that significantly promote Brazilian development through substantial investments in Brazil) or (3) whose laws do not allow access to information regarding the shareholding composition of legal entities, their ownership, or the identity of the beneficial owners of earnings attributable to non-residents. Normative Ruling Nº 1,037, of June 4, 2010, expressly lists the countries or locations that fit into such definition.

The same Federal Law Nº 9,430/96 (as amended by Federal Laws Nº 14,596/23 and Nº 15,079/24) also sets forth the concept of “Privileged Tax Regimes”; said regimes are also expressly listed by Normative Ruling Nº 1,037/10. Notwithstanding, the mentioned concept does not seem significant for purposes of determining the tax treatment applicable to investments made by Non-Resident Holders of common shares, Preferred Shares and ADSs, although one cannot completely disregard the risk that tax authorities argue otherwise.

Tax on Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/FX”) due on the liquidation of foreign exchange agreements related to the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais.

Currently, as a general rule, IOF/FX is levied at the rate of 0.38%. There are, however, a number of exceptions to such general rule (as provided by Articles 15-B and 15-C of Decree Nº 6,306, of December 14, 2007, as amended).

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

United States Tax Considerations

Material U.S. Federal Income Tax Considerations

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

Nature of ADSs for U.S. Federal Income Tax Purposes

The following summary assumes that the representations contained in the deposit agreement among us, JP Morgan Chase Bank, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for ADSs, and ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

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

Information Reporting and Backup Withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain U.S. holders that hold certain specified foreign financial assets in excess of $50,000 are subject to U.S. return disclosure obligations (and related penalties for failure to comply with such reporting requirements). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

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

The Company makes its filings in electronic form under the EDGAR filing system of the U.S. Securities and Exchange Commission and XBRL - eXtensible Business Reporting Language. Its filings are available through the EDGAR system and XBRL at www.sec.gov. The Company’s filings are also available to the public through the Internet at Gerdau’s website at https://ri.gerdau.com/en/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address:Av. Doutora Ruth Cardoso, 8501 – 8th floor – São Paulo-SP – 05425-070 – Brazil or calling +55113094 6300 or by e-mail at inform@gerdau.com. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

Foreign currency sensitivity analysis

As of December 31, 2024, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, for foreign currency variations, if the Real appreciates in relation to the Dollar, this would represent a gain of R$ 124,447 (gain of R$ 86,547 on December 31, 2023), if the Real depreciates in relation to the Dollar this would represent an expense of the same value. As for foreign currency variations in imports and exports, if the Real appreciates in relation to the Dollar, this would represent a loss of R$ 44,777 (gain of R$ 28,929 on December 31, 2023), if the Real depreciates in relation to the Dollar, this would represent revenue and expenses of the same value between the years presented, respectively. The net values of other assets and other liabilities in foreign currencies do not present relevant risks of impacts due to fluctuations in the exchange rate.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Sensitivity analysis of currency forward contracts:The Company has exposure to Dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of an increase or reduction of 5% in the Dollar against the Real, and its effects on the mark-to-market of these derivatives. An increase of 5% in the Dollar against the Argentine Peso/Real represents an expense of R$0 on 12/31/2024 (R$8,311 on 12/31/2023), and a 5% reduction in the Dollar against the Argentine Peso/Real represents an income on 12/31/2024 and 12/31/2023 of the same amount.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 44,299 as of December 31, 2024 (R$ 29,939 as of December 31, 2023) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

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

The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2024, totals R$ 670,267 (R$ 689,164 as of December 31, 2023) and the variation in the price of raw materials and other inputs totals R$ 419,850 as of December 31, 2024 (R$ 425,232 as of December 31, 2023). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific products or raw materials.

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

Capital management risk

This risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (Notes 4, 15 and 16). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 23). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment.

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

On March 10, 1999, Gerdau obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs are equivalent to one preferred share of Gerdau S.A (GGBR4).

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2024, no reimbursement was made by the depositary.

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met. Based on their evaluation as of December 31, 2024, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck da Cunha, the Chief Financial Officer and Executive Vice President, Rafael Dorneles Japur, the Accounting Director, Clemir Uhlein, the Director of Corporate Communication, Pedro Moraes Torres Pinto and the Corporate Legal Manager Rafael Lebensold. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2024, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

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

The Gerdau Code of Ethics and Conduct is the foundation that defines the Company’s behavior and shows the commitment to conducting business ethically. It permeates the actions and relationships of its employees, vendors, customers, shareholders and community.

The Gerdau Code of Ethics and Conduct must be followed by all employees, Executive Officers, Chairman and Board of Directors, and meets all legal, ethics and compliance requirements applicable to publicly traded companies.

The current Code is aligned with Company’s culture and the principle DO WHAT IS RIGHT. It is divided in chapters that cover: safety above all; respect; obligations with third parties; conflict of interest; corruption prevention; laws and regulations; competition practices; accurate information; donations and sponsorships; protection of Company property; data protection; disciplinary procedures; ethics helpline.

The “Ethics Channel” chapter instructs all to report suspected breaches or violations, with no fear of demotion, reprisal or retaliation. The Ethics Helpline implemented by the Company allows employees and third parties to report violations of the Code and laws, assuring confidentiality, anonymity, investigation of all cases, two-way communication for any needed follow-up and reports to the Risk Committee, the Board of Auditors and Board of Directors.

The purpose and the contents of the current Code of Ethics and Conduct have been made public to all employees and Board of Directors, with their understanding and formal agreement, and have been the object of periodically in-Company training. For suppliers, service providers and customers there is a Code of Ethics and Conduct For Third Parties with similar content, which establishes guidelines for the Company’s relationship with its third parties.

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

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended on December 31, 2024 and December 31, 2023:

	2024	2023
Audit fees	10,864	10,368
Audit-related fees	113	909
All other fees	—	—
Total	10,977	11,277

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

On April 28, 2005, the Company elected its Board of Auditors duly adapted to ensure compliance with the Sarbanes-Oxley Act requirements and exemptions from the listing standards. The Board of Auditors (“Conselho Fiscal”) has been operating in accordance with Brazilian Corporate Law, since April 2000. The customary role of this Board is to monitor and verify the actions of the Company´s directors and executive officers and compliance with their legal duties, providing opinions and official statements on the annual management report and the proposals of members of the Board of Directors, denouncing errors or fraud, calling meetings whenever necessary and analyzing financial statements. In establishing a permanent Board of Auditors, the Company has availed itself of paragraph (c)(3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements for a foreign private issuer (such as the Company) with a Board of Auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of 3 (three) independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in its case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Board of Auditors composed of 3 (three) to 5 (five) members who are elected by the shareholders at the Ordinary General meeting. The Board of Auditors operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of the management of the Company, examine the financial statements of each fiscal year and provide a formal report to its shareholders.

The Company has a permanent Board of Auditors that consists of 3 (three) but up to 5 (five) members and 3 (three) but up to 5 (five) alternates and which has ordinary meetings every two months. The members of Gerdau’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter which the Company believes satisfies the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as an assistance committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices – Board of Auditors”.

The Board of Auditors members are elected at the Ordinary General meeting for one-year terms. They are eligible for reelection and they consist of 3 (three) members and 3 (three) alternates. As required by Brazilian law, members of the Board of Auditors must be college graduates or have held office for at least 3 (three) years as business administrators or as members of Boards of Auditors. The Board of Auditors, at the request of any of its members, may ask the external auditors to provide explanations or information and to investigate specific facts.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect, the Company is required to disclose any significant ways in which its corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standard. These significant differences are summarized below.

The Company is permitted to follow the practices in Brazil in lieu of the provisions of the Corporate Governance Rules, except that it is required to avail itself of an appropriate exemption to the requirement to have a qualifying audit committee under Section 303A.06 of the Rules, its Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of its executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules and it is required to comply with Section 3.03A.14 (adoption of a policy for recovery of incentive-based compensation erroneously awarded).

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

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter. While the Company is not required to have such a committee under Brazilian law, it has a Corporate Governance Committee, but it is not composed by a majority of independent directors. The purpose of this Committee is to provide its views to the Board of Directors in respect of the best practices in Corporate Governance; evaluating the recommendations of the agents of capital markets and financial and specialized agencies, to recommend to the Board of Directors principles and guidelines of Corporate Governance; reviewing and commenting on the information relating to Corporate Governance contained in the official documents of the Company for dissemination to the market and evaluating the performance of the Board of Directors as a whole.

Compensation Committee: Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. The Company is not required to have such a committee under Brazilian practice. It has established a Compensation Committee to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but, although such committee has a separate charter, it is not composed by a majority of independent directors.

Audit Committee: Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.07(b), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. The Company has a Board of Auditors (“Conselho Fiscal”) that currently performs certain of the functions prescribed for the audit committee, although the scope of its duties is not entirely compatible with the requirements of U.S. law and the NYSE rules. The Company has adapted its corporate governance practices and the functions of the Board of Auditors (with certain limitations due to Brazilian corporate law that qualify for an exemption as authorized by the SEC) to assure compliance with the requirements of the NYSE Rule and Rule 10A-3. See Item 6C. – “Board Practices-Board of Auditors” and Item 16D. – “Exemption from the Listing Standards for Audit Committees.” We do have an internal audit function to provide ongoing assessment of our internal risk processes and system of internal control.

Equity Compensation Plans: Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Any material changes or a new or different long-term Incentive Plan will require the favorable vote of shareholders holding the Company’s common shares. Holders of Preferred Shares, including holders of the Company’s ADSs, however, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau establishes operating principles for governance, and it observes the requirements of the Brazilian Securities Commission (CVM) and it has adhered to the Level I listing standards of the B3. Furthermore, the Company also has the following corporate policies: (a) Information Disclosure Policy; (b) Securities Trading Policy; (c) Related-Party Transactions Policy; (d) Human Rights Policy; (e) Anti-Corruption Policy; (f) Sustainability Policy; (g) Compliance Policy; (h) Risk Management Policy; (i) Tax Policy; (j) Integrated Policy; (k) Diversity and Inclusion Policy; (l) Clawback Policy; (m) Contracting of Independent Auditors Policy; (n) Nomination Policy; (o) Income Allocation Policy; (p) Code of Ethics and Conduct; and (q) Code of Ethics and Conducts for Third Parties.

Code of Business Conduct and Ethics: Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has a similar requirement under Brazilian law, and it has adopted a code of ethics that applies to its directors, officers and employees. For more information regarding the Code of Ethics please see Item 16B. Code of Ethics.

Further information concerning the Company’s Corporate Governance practices and applicable Brazilian law is available on the Company’s website and in its submissions to the U.S. Securities and Exchange Commission.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable as none of our mines are in the United States and, therefore, not subject to the Federal Mine Safety and Health Act of 1977 or the Mine Safety and Health Administration.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

As a Brazilian publicly traded company, Gerdau follows Brazilian Law and CVM Resolution Nº 44, of August 23, 2021, in addition to having adopted a “Securities Trading Policy” and the Code of Ethics and Conduct. The Securities Trading Policy applies to the purchase, sale and other dispositions by our Board of Directors, Fiscal Counsel, senior management, employees and the Company itself and has been reasonably designed to promote and control compliance with insider trading laws, rules and regulations and the treatment of confidential and non-public information.

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

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

4.03	Long-term incentive plan*****

11.01	Code of Ethics******

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

14.01	Clawback Policy *******

14.02	Securities Trading Policy ±

23.01	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.±

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Incorporated by reference to Exhibit 2(a)(1) to the Company’s Annual Report on Form 20-F (File Nº 001-14878), filed with the Securities and Exchange Commission on April 23, 2012.

**Incorporated by reference to the Company’s Registration Statement on Form F-6 (File Nº 333-230439), filed with the Securities and Exchange Commission on March 22, 2019.

*** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File Nº 333-171217) filed with the Securities and Exchange Commission on December 16, 2010.

**** Incorporated by reference to the Company’s Registration Statement on Form S-8 (File Nº 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

***** Incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F (File Nº 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

****** Incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F (File Nº 001-14878), filed with the Securities and Exchange Commission on March 31, 2022.

*******Incorporated by reference to Exhibit 14.01 to the Company’s Annual Report on Form 20-F (File Nº 001-14878) filed with the Securities and Exchange Commission on March 28, 2024.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: March 14, 2025	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2024 and 2023
and for each of the three years in the period

ended December 31, 2024

prepared in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board

and Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Gerdau S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment

As described in Notes 11 and 29.2 to the consolidated financial statements, the Company has a consolidated goodwill balance of R$ 13,853,114 thousand as of December 31, 2024 and the goodwill balance associated with the North America and Special Steel cash generating units ("CGUs") were R$ 8,917,596 thousand and R$ 4,562,383 thousand, respectively. Management performs impairment tests of goodwill for each of its CGUs at least annually, or whenever changes in events or circumstances indicate that the carrying value of goodwill may be impaired. When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes an impairment charge. The recoverable amount is the higher of fair value less costs of disposal and value in use. The Company's management determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of goodwill includes significant judgments and assumptions relating to growth rates in perpetuity and discount rates.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgments by management when developing the recoverable amounts of the Company's CGUs. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions, including growth and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment. These procedures also included, among others, testing management's process for developing a reliable estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management related to discount and growth rates by considering (i) the current and past performance of the cash generating units, (ii) the consistency with available external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professional with specialized skill and knowledge were used to assist in the evaluation of the Company's use of the discounted cash flow model and the discount rate assumption.

Recoverability of deferred tax assets

As described in Notes 2.17 and 8(b) to the consolidated financial statements, the Company has a net amount of R$ 2,264,510 thousand of deferred tax credits ("IRPJ and CSLL") in its consolidated balance sheet as of December 31, 2024. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income, which is supported by projections prepared by management. These assessments consider the historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. The future taxable income projections used by management to estimate the recoverability of these deferred tax assets includes significant judgments and assumptions relating to growth rates as well as movements in the temporary tax differences.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy and integrity of the tax data, significant assumptions and the projected future taxable income used to assess the recoverability of deferred tax assets. These procedures also included, among others, (i) evaluating the reasonableness of management's assessment of future taxable income generation; (ii) testing the completeness and accuracy of tax loss carryforwards and temporary tax differences, (iii) evaluating the appropriateness of the recoverability analysis method and the reasonableness of the projection for the recoverability of deferred tax assets; and (iv) evaluating the completeness, accuracy and sufficiency of disclosures. Professional with specialized skill and knowledge were used to assist in the evaluation of the tax calculation bases.

Porto Alegre, March 14, 2025

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2024 and 2023

In thousands of Brazilian reais (R$)

	Note	2024	2023
CURRENT ASSETS
Cash and cash equivalents	4	7,767,813	3,005,645
Short-term investments	4	509,030	2,338,097
Trade accounts receivable - net	5	5,176,958	4,875,394
Inventories	6	16,504,911	15,227,778
Tax credits	7	1,153,122	1,009,824
Income and social contribution taxes recoverable		914,395	986,068
Dividends receivable		125	1,036
Assets held for sale	3.4	—	1,210,041
Fair value of derivatives	17	16,921	766
Other current assets		626,148	543,288
		32,669,423	29,197,937

NON-CURRENT ASSETS
Tax credits	7	1,744,387	1,916,100
Deferred income taxes	8	2,427,648	2,219,461
Judicial deposits	19	332,560	2,064,070
Other non-current assets		358,806	355,390
Prepaid pension cost	21	9,716	11,695
Fair value of derivatives	17	35,947	—
Investments in associates and joint ventures	9	4,222,317	3,858,449
Goodwill	11	13,853,114	10,825,148
Leasing	13	1,168,694	1,182,654
Other intangibles	12	400,567	373,710
Property, plant and equipment, net	10	29,591,314	22,880,530
		54,145,070	45,687,207

TOTAL ASSETS		86,814,493	74,885,144

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2024 and 2023

In thousands of Brazilian reais (R$)

	Note	2024	2023
CURRENT LIABILITIES
Trade accounts payable - domestic market	14	3,892,296	4,120,701
Trade accounts payable - debtor risk	14	459,899	584,320
Trade accounts payable - imports	14	1,365,909	1,196,162
Short-term debt	15	697,049	1,783,201
Debentures	16	37,988	14,421
Taxes payable	18	411,420	512,935
Income and social contribution taxes payable		346,208	502,766
Payroll and related liabilities		918,612	845,848
Leasing payable	13	430,727	373,151
Employee benefits	21	186	209
Environmental liabilities	22	245,429	139,395
Fair value of derivatives	17	1,747	19,042
Other current liabilities		2,043,921	1,192,461
		10,851,391	11,284,612

NON-CURRENT LIABILITIES
Long-term debt	15	9,110,972	8,296,474
Debentures	16	3,790,475	799,212
Related parties	20	—	24,992
Deferred income taxes	8	163,138	204,151
Provision for tax, civil and labor liabilities	19	2,328,849	2,185,825
Environmental liabilities	22	413,653	378,274
Employee benefits	21	545,206	706,767
Fair value of derivatives	17	—	1,606
Leasing payable	13	849,942	904,451
Other non-current liabilities		587,081	859,917
		17,789,316	14,361,669

EQUITY	23
Capital		24,273,225	20,215,343
Capital reserves		11,597	11,597
Treasury stocks		(734,278)	(150,182)
Retained earnings		24,238,217	25,914,830
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		13,064,668	5,972,041
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		57,948,759	49,058,959

NON-CONTROLLING INTERESTS		225,027	179,904

EQUITY		58,173,786	49,238,863

TOTAL LIABILITIES AND EQUITY		86,814,493	74,885,144

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2024, 2023 and 2022

In thousands of Brazilian reais (R$)

	Note	2024	2023	2022

NET SALES	25	67,026,656	68,916,447	82,412,210
Cost of sales	30	(57,823,416)	(57,583,992)	(63,661,156)
GROSS PROFIT		9,203,240	11,332,455	18,751,054
Selling expenses	30	(762,560)	(716,195)	(733,026)
General and administrative expenses	30	(1,404,059)	(1,491,441)	(1,454,592)
Other operating income	30	306,426	1,033,506	246,313
Other operating expenses	30	(999,002)	(522,476)	(210,042)
Recovery of Eletrobras Compulsory Loan	19 IV	100,860	—	—
Results in operations with joint ventures	3.4	808,367	—	—
Impairment of financial assets	30	(30,910)	(10,728)	(81)
Impairment of assets	29	(199,627)	—	—
Equity in earnings of unconsolidated companies	9	464,467	827,606	1,151,827
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		7,487,202	10,452,727	17,751,453
Financial income	31	726,154	903,019	606,362
Financial expenses	31	(1,508,339)	(1,396,789)	(1,563,158)
Exchange variations, net	31	(1,064,401)	(850,375)	(974,709)
Tax credits monetary update	31	—	253,002	—
(Losses) Gains on financial instruments, net	31	(176,901)	(14,979)	39,079
INCOME BEFORE TAXES		5,463,715	9,346,605	15,859,027

Current	8	(1,159,640)	(1,810,459)	(3,709,414)
Deferred	8	294,987	837	(670,061)
Income and social contribution taxes		(864,653)	(1,809,622)	(4,379,475)

NET INCOME		4,599,062	7,536,983	11,479,552
ATTRIBUTABLE TO:
Owners of the parent		4,566,317	7,501,565	11,425,512
Non-controlling interests		32,745	35,418	54,040
		4,599,062	7,536,983	11,479,552

Basic earnings per share - preferred - (R$)	24	2.18	3.57	5.36
Basic earnings per share - common - (R$)	24	2.18	3.57	5.36

Diluted earnings per share - preferred - (R$)	24	2.18	3.56	5.34
Diluted earnings per share - common - (R$)	24	2.18	3.56	5.34

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2024, 2023 and 2022

In thousands of Brazilian reais (R$)

	2024	2023	2022
Net income for the year	4,599,062	7,536,983	11,479,552
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	130,946	176,214	(205,592)
Cumulative translation adjustment	7,871,003	(2,405,155)	(1,335,109)
Recycling of cumulative translation adjustment to net income	(407,560)	—	13,239
Unrealized Gains (Losses) on net investment hedge	(558,529)	247,924	488,146
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	(783)	783	(607)
	7,035,077	(1,980,234)	(1,039,923)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	38,755	96,570	245,853
	38,755	96,570	245,853

Other comprehensive (loss) income, net of tax	7,073,832	(1,883,664)	(794,070)

Total comprehensive income for the year, net of tax	11,672,894	5,653,319	10,685,482

Total comprehensive income attributable to:
Owners of the parent	11,596,391	5,625,696	10,634,205
Non-controlling interests	76,503	27,623	51,277
	11,672,894	5,653,319	10,685,482

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2024, 2023 and 2022

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
						Investments and		Transactions with	Gains and	Gains and
					Tax	working		non-controlling	losses on net	losses on	Cumulative
		Capital	Treasury	Legal	Incentives	capital	Retained	interests without	investment	financial	translation		Long-term	Total parent	Non-controlling	Total Shareholder’s
	Capital	Reserve	stocks	reserve	Reserve	reserve	earnings	change of control	hedge	instruments	adjustment	Pension Plan	incentive plans	company’s interest	interests	Equity
Balance as of January 1, 2022	19,249,181	11,597	(152,409)	1,665,280	1,255,020	14,918,194	—	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	—	—	—	—	—	—	11,425,512	—	—	—	—	—	—	11,425,512	54,040	11,479,552
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	488,146	(607)	(1,524,510)	245,664	—	(791,307)	(2,763)	(794,070)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	11,425,512	—	488,146	(607)	(1,524,510)	245,664	—	10,634,205	51,277	10,685,482
Effects of the share buyback program	—		(1,073,124)											(1,073,124)	—	(1,073,124)
Long-term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	30,583	30,583	100	30,683
Long-term incentive plan exercised during the year	—	—	21,452	—	—	24,102	—	—	—	—	—	—	—	45,554	12	45,566
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	(33,845)	—	—	—	—	—	(33,845)	(19,761)	(53,606)
Cancellation of treasury stocks	—	—	1,024,086	—	—	(1,024,086)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum estatutory undistributed in 2021	—	—	—	—	—	(341,555)	—	—	—	—	—	—	—	(341,555)	—	(341,555)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	545,251	—	—	(545,251)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	520,478	—	(520,478)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	4,277,165	(4,277,165)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	332,712	(332,712)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(5,749,906)	—	—	—	—	—	—	(5,749,906)	(60,996)	(5,810,902)
Balance as of December 31, 2022 (Note 23)	19,249,181	11,597	(179,995)	2,210,531	1,775,498	18,186,532	—	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	—	—	—	—	—	—	7,501,565	—	—	—	—	—	—	7,501,565	35,418	7,536,983
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	247,924	783	(2,221,071)	96,495	—	(1,875,869)	(7,795)	(1,883,664)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	7,501,565	—	247,924	783	(2,221,071)	96,495	—	5,625,696	27,623	5,653,319
Increase in Capital through capitalization of Retained earnings	966,162	—	—	—	—	(966,162)	—	—	—	—	—	—	—	—	—	—
Long-term incentive plan cost recognized in the year	—		—										80,390	80,390	47	80,437
Long-term incentive plan exercised during the year	—	—	29,813	—	—	6,520	—	—	—	—	—	—	—	36,333	17	36,350
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,590)	(9,590)
Dividend in excess of the minimum estatutory undistributed in 2022	—	—	—	—	—	(333,151)	—	—	—	—	—	—	—	(333,151)	—	(333,151)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	318,142	—	—	(318,142)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	1,138,728	—	(1,138,728)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	3,403,240	(3,403,240)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	174,952	(174,952)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(2,466,503)	—	—	—	—	—	—	(2,466,503)	(20,192)	(2,486,695)
Balance as of December 31, 2023 (Note 23)	20,215,343	11,597	(150,182)	2,528,673	2,914,226	20,471,931	—	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
2024 Changes in Equity
Net income	—	—	—	—	—	—	4,566,317	—	—	—	—	—	—	4,566,317	32,745	4,599,062
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(558,529)	(783)	7,550,628	38,758	—	7,030,074	43,758	7,073,832
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	4,566,317	—	(558,529)	(783)	7,550,628	38,758	—	11,596,391	76,503	11,672,894
Increase in Capital through capitalization of Retained earnings	4,057,882	—	—	—	—	(4,057,882)	—	—	—	—	—	—	—	—	—	—
Effects of the share buyback program	—	—	(1,194,726)	—	—	—	—	—	—	—	—	—	—	(1,194,726)	—	(1,194,726)
Long-term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	62,553	62,553	69	62,622
Long-term incentive plan exercised during the year	—	—	62,005	—	—	(555)	—	—	—	—	—	—	—	61,450	(105)	61,345
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,306)	(4,306)
Cancellation of treasury stocks	—	—	548,625	—	—	(548,625)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum estatutory undistributed in 2023	—	—	—	—	—	(175,233)	—	—	—	—	—	—	—	(175,233)	—	(175,233)
Destination of net income proposed to the shareholders																—
Legal reserve	—	—	—	228,316	—	—	(228,316)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	2,673,921	(2,673,921)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum estatutory undistributed	—	—	—	—	—	203,445	(203,445)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(1,460,635)	—	—	—	—	—	—	(1,460,635)	(27,038)	(1,487,673)
Balance as of December 31, 2024 (Note 23)	24,273,225	11,597	(734,278)	2,756,989	2,914,226	18,567,002	—	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2024, 2023 and 2022

In thousands of Brazilian reais (R$)

	Note	2024	2023	2022
Cash flows from operating activities
Net income for the year		4,599,062	7,536,983	11,479,552
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	30	3,126,247	3,047,212	2,866,699
Impairment of assets	30	199,627	—	—
Equity in earnings of unconsolidated companies	9	(464,467)	(827,606)	(1,151,827)
Exchange variation, net	31	1,064,401	850,375	974,709
Losses (Gains) on derivative financial instruments, net	31	176,901	14,979	(39,079)
Post-employment benefits		257,359	235,977	246,958
Long-term incentive plans		152,414	157,979	104,714
Income tax	8	864,653	1,809,622	4,379,475
Losses (Gains) on disposal of property, plant and equipment		45,859	27,525	(25,579)
Results in operations with joint ventures		(808,367)	—	—
Impairment of financial assets	5	30,910	10,728	81
Provision of tax, civil, labor and environmental liabilities, net		210,305	160,245	295,021
Tax credits recovery		(100,860)	(1,098,218)	—
Interest income on short-term investments		(274,291)	(481,624)	(309,782)
Interest expense on debt and debentures	31	796,933	840,069	964,607
Interest expense on leases liabilities		129,137	127,787	88,370
Interest on loans with related parties	20	—	—	199
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(33,137)	12,036	43,843
		9,972,686	12,424,069	19,917,961
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		549,548	(294,509)	290,579
Decrease (Increase) in inventories		542,496	1,305,424	(2,039,135)
Decrease in trade accounts payable		(1,192,990)	(355,416)	(995,598)
Decrease (Increase) in other receivables		1,881,763	(107,171)	(284,826)
Decrease in other payables		(407,073)	(434,100)	(1,597,602)
Dividends from associates and joint ventures		414,653	461,292	425,493
Purchases of short-term investments		(924,686)	(7,223,644)	(3,588,529)
Proceeds from maturities and sales of short-term investments		3,020,432	7,908,990	3,434,859
Cash provided by operating activities		13,856,829	13,684,935	15,563,202

Interest paid on loans and financing		(946,936)	(858,301)	(968,851)
Interest paid on lease liabilities	13	(129,137)	(127,787)	(88,370)
Income and social contribution taxes paid		(1,399,513)	(1,560,137)	(3,355,643)
Net cash provided by operating activities		11,381,243	11,138,710	11,150,338

Cash flows from investing activities
Purchases of property, plant and equipment	10	(5,778,381)	(5,209,128)	(4,291,873)
Proceeds from sales of property, plant and equipment, investments and other intangibles		1,559,697	40,661	48,322
Additions in other intangibles	12	(168,036)	(127,195)	(189,382)
Shares repurchase from joint venture		—	47,006	—
Payment for acquisition of company control		(455,683)	—	—
Capital increase in associate and joint venture	9	(191,947)	(524,185)	(26,751)
Net cash used by investing activities		(5,034,350)	(5,772,841)	(4,459,684)

Cash flows from financing activities
Acquisition of interest in subsidiary		—	—	(46,153)
Purchases of Treasury stocks		(1,194,726)	—	(1,073,124)
Dividends and interest on capital paid		(1,656,414)	(2,683,328)	(5,891,690)
Proceeds from loans and financing		3,918,019	1,776,684	2,263,311
Payment of loans and financing		(3,269,587)	(2,830,684)	(3,201,126)
Leasing payment		(459,504)	(388,202)	(310,226)
Intercompany loans, net		(24,992)	102	2,721
Net cash used in financing activities		(2,687,204)	(4,125,428)	(8,256,287)

Exchange variation on cash and cash equivalents		1,102,479	(710,659)	(119,158)

Increase (Decrease) in cash and cash equivalents		4,762,168	529,782	(1,684,791)
Cash and cash equivalents at beginning of year		3,005,645	2,475,863	4,160,654
Cash and cash equivalents at end of year		7,767,813	3,005,645	2,475,863

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 14, 2025.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2024.

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

d) Hyperinflation in Argentina

Since July 2018, Argentina has been considered a hyperinflationary economy due to its accumulated inflation in the previous three years above 100%, thus, the application of the accounting and disclosure standard in a highly inflationary economy (IAS 29) has been required. According to IAS 29, the non-monetary assets and liabilities, shareholders’ equity and income statement of subsidiaries operating in highly inflationary economies are adjusted by the change in the general purchasing power of the currency, applying a consumer price index and their values are shown in the monetary unit of measurement at the end of the year. As a result of the above, the Company has applied the IAS 29 concepts to its subsidiaries in Argentina, which effects are presented in the line of Exchange variations, net in the income statement.

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

2.14 — Dividends and Interest on equity

The bylaws of Gerdau S.A. require dividends of not less than 30% of the annual net income adjusted by 5% representing the constitution of legal reserve, and the constitution of tax incentives reserve; therefore, Gerdau S.A. records a liability at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above. Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital, subject to specific limitations, which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (long-term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

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

For the Company’s operations, generally the revenue recognition criteria are met when its products are delivered to its customers (CIF term) or to a carrier that will transport the goods to its customers (FOB term) and these are the times when the Company has generally fulfilled its performance obligations. Revenue is measured by the transaction price of the consideration received or receivable, an amount to which the Company expects to be entitled.

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

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted for under the acquisition method. The cost of the acquisition is measured at the fair values (at the date of the transaction) of the assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at its proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

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

The Company’s segments are as follows: Brazil Segment (includes operations of steel and iron ore in Brazil, except Special Steel), North America Segment (includes all operations in North America, including the joint venture in Mexico, with the exception of Special Steel), South America Segment (includes all operations in South America, except) and Special Steel Segment (including special steel operations in Brazil and in the United States and the joint venture in Brazil).

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

Contingent liabilities disclosures related to income taxes (IRPJ and CSLL) also fall into the scope of IAS 37, while tax provisions related to income taxes fall into the scope of IAS 12. Management considers the guidance in IFRIC 23, with the assistance of its legal advisors, to record tax provisions in accordance with applicable laws and appropriately considers uncertainties over income taxes for purposes of recognition and measurement. The assessment provided by the Company in these cases considers whether it is probable that a taxation authority will accept an uncertain tax treatment, and a provision is recognized when the uncertain income tax treatment is no longer probable that it will be accepted by the taxation authority. During every fiscal year, the Company reassess its judgment and estimates to check if the facts and circumstances on which the judgment or estimate was based changed as a result of new information that affects the judgment or estimate.

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

The Company offers its suppliers the option of receiving payment through a debt risk transaction with financial institutions. The debt risk transaction is a supplier financing agreement in which the financial institution settles the amounts that the Company owes to its suppliers and the Company agrees to pay the financial institution in accordance with the terms and conditions of the agreement. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term nor does it imply the payment of interest by the Company, since the financial cost of such transfer is the supplier’s responsibility.

In import operations of coal and other raw materials abroad, the supplier may request the issuance of a letter of credit or similar risk mitigation instrument to ship the products, being the costs associated with issuing the letter of credit recognized as a financial expense.

The breakdown of trade accounts payable balances is presented in Note 14.

2.25 — Assets held for sale

The Company presents balances of investments in companies offered for sale in a specific line item in the Balance Sheet, called Assets held for sale, until the conclusion of the sale transaction, when their book value is recoverable, mainly through a sale and when such sale is highly probable. The Company measures assets classified as held for sale at the lesser of their carrying amount and fair value less costs to sell.

The Company presents the balances of investments in the joint ventures in Colombia and the Dominican Republic held for sale in a specific line of the Balance Sheet, called Assets held for sale, until the conclusion of the sale transaction, which is expected to be completed within the first half of 2024, when the usual conditions precedent in transactions of this nature are met.

2.26 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2024 had no impact on the Company’s Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2025 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 21 – Lack of Exchangeability. It clarifies aspects related to accounting treatment and disclosure when a currency lacks exchangeability into another currency. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2025. The Company does not expect material impacts on its Financial Statements.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. It will replace IAS 1 – Presentation of Financial Statements, introducing new requirements that will help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in financial statements, its impacts on presentation and disclosure are expected to be widespread, in particular those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

- Issuance of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. Establishes simplified disclosures requirements for consolidated or individual financial statements of entities eligible for the application of this standard. These rules are effective for fiscal years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 9 and IFRS 7 – Amendments to the classification and measurement of financial instruments. It clarifies aspects related to the classification and measurement of financial instruments. This amendment to the standards is effective for years beginning on/or after January 1, 2026. The Company is evaluating the impacts on its Financial Statements of adopting these standards.

- Amendment to IFRS 9 and IFRS 7 – Contracts that refer to electricity dependent on nature. Clarifies aspects related to the application and disclosure of purchase and sale contracts exposed to variations in electricity generation dependent on uncontrollable natural conditions and related financial instruments. This amendment to the standards is effective for fiscal years beginning on or after January 1, 2026. The Company does not expect significant impacts on its Financial Statements.

- Annual improvements to IFRS Accounting Standards. It applies amendments to IFRS 1, addressing first-adoption aspects related to hedge accounting; IFRS 7, covering aspects of gain and loss on the reversal of a financial instrument, credit risk disclosures, and the difference between fair value and transaction price; IFRS 9, addressing aspects related to the reversal of leasing liabilities and transaction price; IFRS 10, addressing the determination of the “de facto agent” and IAS 7, addressing aspects related to the cost method. These amendments are effective for years beginning on/or after January 1, 2026. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 12 – Income Tax. Clarifies aspects related to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two rules published by the Organization for Economic Cooperation and Development (OECD). This amendment to the standard is effective for fiscal years beginning on or after January 1, 2024 for Spain, Hungary and Canada. Brazil began adopting Pillar Two rules by creating a CSLL Additional to be calculated based on the universe of Brazilian companies (QDMTT) through the publication of Law 15,079/23 applicable as of calendar year 2025. It is a fact that in all countries in which the Company has relevant industrial and commercial activities, subsidiaries are taxed at nominal income tax rates above 15%, including in Brazil. Furthermore, there is no expectation for the following years that there will be legislative changes or extraordinary transactions that result in effective tax rates on profits below 15% in the geographies in which the company carries out relevant industrial and commercial activities. Therefore, the Company does not expect significant exposure to the effects of Pillar Two in any of the jurisdictions in which it operates, and consequently, does not expect significant impacts on its Financial Statements regarding the entry into force of this change in the standard.”

- On March 6, 2024, the SEC approved new rules that will require climate-related disclosures by public companies, including evaluation and disclosure of certain climate-related financial metrics in their audited financial statements. These rules are effective for fiscal years beginning on/or after January 1, 2025. On April 4, 2024, the SEC suspended these rules on climate-related disclosures to comply with the court order related to ongoing legal challenges on the matter. The Company continues to monitor updates from the SEC on the matter to assess potential impacts on the Financial Statements.

2.27 — Brazilian Tax Reform

On January 16, 2025, Complementary Law Project (“PLP”) 68/2024 was sanctioned, converted into Complementary Law 214/25, which regulates the Consumption Tax Reform provided for by Constitutional Amendment (“EC”) Nº 132/2023. The new model is based on a VAT divided (“dual VAT”) into two jurisdictions, one federal (Contribution on Goods and Services - CBS), which will replace PIS and COFINS, and one sub-national (Tax on Goods and Services - IBS), which will replace ICMS and ISS taxes. A Selective Tax (“IS”) was also created – under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health or the environment, under the terms of a complementary law. Although the regulation and establishment of the IBS Management Committee was initially addressed in PLP Nº 108/2024, the second draft regulation of the Reform, which is yet to be considered by the Federal Senate, part of the treatment has already been incorporated into PLP Nº 68/2024, approved as mentioned above, which, among other provisions, determined the establishment, by December 31, 2025, of the aforementioned Committee, responsible for the administration of the aforementioned tax. There will be a transition period from 2026 to 2032, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known upon completion of the process of regulating the pending issues by complementary law. Consequently, there is no effect of the Reform on the Company’s Financial Statements as of December 31, 2024.

2.28 — Risks of international conflicts

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

2.29 — Climate Risks

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

NOTE 3 — CONSOLIDATED FINANCIAL STATEMENTS

3.1 — Subsidiaries

Listed below are the significant consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2024	2023	2022
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A.	Brazil	99.86	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (2)	Brazil	99.83	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (3)	Brazil	84.49	75.36	47.34
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (4)	Argentina	99.98	99.98	99.98
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (5)	Brazil	100.00	100.00	100.00

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1)  Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP, GNA Financing Inc., Gerdau Macsteel Inc. and Chaparral Steel Company.
(2)  Subsidiaries: Gerdau Açominas Overseas Ltd. and SPEs Barro Alto Solar Park (SPE Barro Alto V, SPE Barro Alto VI and SPE Barro Alto VII).
(3)  Fixed-income investment fund managed by Santander Bank. The participation shown refers to the balances applied by the Company in relation to the total fund each year.
(4)  Subsidiary: Siderco S.A.
(5)Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda., Gerdau Ventures Participações Ltda, Circulabi S.A., Sul Renováveis Participações S.A. and Cluster Industrial S.A.

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

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital (*)
		2024	2023	2022
Bradley Steel Processors	Canada	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00	75.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73	58.73
Juntos Somos Mais Fidelização S.A.	Brazil	27.47	27.16	27.50
Addiante S.A.	Brazil	50.00	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66	—
MRS Logística S.A.	Brazil	1.32	1.32	1.32
Ubiratã Tecnologia S.A.	Brazil	—	50.00	50.00
Gerdau Metaldom Corp. (Note 3.4)	Dominican Rep.	—	50.00	50.00
Diaco S.A. (Note 3.4)	Colombia	—	49.85	49.87

(*)  The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company has a 1.32% interest in MRS Logística S.A. and, due to the existence of a shareholders’ agreement, it is characterized as a joint venture entity with significant influence outlined in the accounting standard for applying the equity method.

In August 2024, the Company sold its shares of Ubiratã Tecnologia S.A., without determining any material losses in relation to the equity value recorded in the financial statements.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The summarized financial information of these joint ventures, accounted for under the equity method, is presented below:

	Joint ventures
Joint ventures	2024	2023	2022
Cash and cash equivalents	4,885,784	4,946,614	1,814,875
Total current assets	8,646,770	10,830,003	7,372,417
Total non-current assets	19,743,779	19,799,735	17,335,390
Short-term debt	947,126	1,387,985	1,185,768
Total current liabilities	5,063,501	7,153,365	6,234,168
Long-term debt	8,952,910	6,509,894	4,525,956
Total non-current liabilities	11,436,979	9,547,371	7,590,663
Net sales	13,996,168	20,054,786	20,570,831
Cost of sales	(9,659,890)	(12,364,560)	(15,547,621)
Income before financial income (expences) and taxes	3,404,073	4,516,140	4,214,706
Financial income	1,526,541	736,790	844,954
Financial expenses	(2,039,335)	(1,585,142)	(1,568,494)
Income and social contribution taxes	(870,477)	(827,060)	(872,898)
Net income	1,945,071	2,573,019	2,587,185
Depreciation and amortization	1,314,812	1,241,155	1,354,500
Total comprehensive income for the year, net of tax	1,945,071	2,580,649	2,584,737

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		2024	2023	2022
Dona Francisca Energética S.A.	Brazil	53.94	51.82	51.82
Newave Energia S.A.	Brazil	40.00	33.33	—

(*)  The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

In July 2024, the Company acquired an additional 2.12% of capital shares in Dona Francisca Energética S.A. for R$7 million.

The Company does not consolidate the Financial Statements of Dona Francisca Energética S.A. despite holding more than 50% of the total capital of this affiliate, due to protection rights granted to other shareholders that prevent the Company from fully implementing decisions regarding the conduct of the affiliate’s business.

The Company presents the associate companies information in aggregate, since the investments in these entities are not individually material. The summarized financial information of the associate company, accounted for under the equity method, is presented below:

	Associate companies
Associate companies	2024	2023	2022
Cash and cash equivalents	89,078	138,389	12
Total current assets	173,927	165,048	10,148
Total non-current assets	1,064,426	424,053	165,267
Total current liabilities	54,664	122,308	22,374
Total non-current liabilities	53,305	7,965	31,266
Net sales	231,495	80,312	66,163
Cost of sales	(136,254)	(41,022)	(32,368)
Income before financial income (expences) and taxes	50,805	(15,033)	32,703
Financial income	2,685	33,528	1,187
Financial expenses	(2,619)	(4,793)	(6,359)
Income and social contribution taxes	(16,617)	(2,557)	(3,009)
Net income	34,254	9,134	24,522
Depreciation and amortization	16,165	10,329	11,646
Total comprehensive income for the year, net of tax	34,254	9,134	24,522

3.4 — Results in operations with joint ventures

On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries), whose acquirer is the INICIA Group, Gerdau’s partner in these companies, which were part of the Company’s South America Segment and were recorded by the equity method. The transaction took place at a base price corresponding to US$ 325 million (equivalent to R$ 1.5 billion on the date of the transaction) and it is in line with its capital allocation strategy, focusing on the growth and competitiveness of assets with greater potential for long-term value generation. Throughout the first quarter of 2024, after compliance with the corresponding conditions precedent, the transactions were concluded and, as a result of the sale of these interests, the Company recognized a gain of R$ 808.4 million in the line of Results in operations with joint ventures in the Statement of Income, which includes the amount of R$ 407.6 million reclassified from Cumulative translation adjustment, as presented in the Statement of Comprehensive Income, to the income.

3.5 — Acquisition of joint venture, associate company and subsidiaries

a) On January 10, 2023, the Company converted into equity interest a convertible loan with the Brasil ao Cubo S.A. in the amount of R$ 141 million. On the same date, the Company also acquired some shareholdings from the original shareholders in the amount of R$ 37 million and, as a result of these operations, became the holder of 44.66% of the total capital of this company. Brasil ao Cubo S.A. operates in the construction of buildings, the manufacture of metallic structures, the manufacture of metal frames, the manufacture of locksmith articles, with the exception of frames, retail trade of construction materials in general and engineering services.

b) On March 15, 2023, the Company’s subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), signed an agreement for the subscription of an equity interest in the share capital of Newave Energia S.A. (“Newave”) by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively. On December 31, 2023, the amount paid in by the Company is R$ 388 million.

c) On September 17, 2024, Gerdau Ameristeel US Inc., subsidiary of Gerdau in North America, signed an agreement to acquire the entire ferrous and non-ferrous scrap processing and recycling business of Dales Recycling Partnership. The acquisition price of approximately US$57.4 million (equivalent to R$331.9 million), paid in cash with own resources. The acquisition generated a goodwill of R$116,396, aims to increase Gerdau’s captive ferrous scrap supply through proprietary channels, supplying raw material to its operations at a competitive cost. The Company also clarifies that this acquisition is aligned with its strategy of growth and competitiveness of operations through assets with greater potential for long-term value generation and expansion of its presence in more profitable markets for its business. The closing of the transaction occurred on November 1, 2024, the date from which Gerdau Ameristeel US Inc. will have control over the Dales Recycling business.

The Company has completed the assessment of the fair value of the assets and liabilities of Dales Recycling and the following table summarizes the fair value of the assets and liabilities at the date of acquisition of control of the company:

			Fair value
		Acquisition	of the
	Book Value	Adjustments	acquisition
Inventories	2,524	—	2,524
Property, plant and equipment	200,268	12,677	212,945
Assets	202,792	12,677	215,469
Goodwill	—	116,396	116,396
Total assets	202,792	129,073	331,865

The amounts recognized as revenue and net income in the year, attributable to Dales Recycling, included in the Company’s Consolidated Financial Statements since the date of acquisition are not material. Additionally, the revenue and net income that would have been generated by Dales Recycling for the year ended December 31, 2024, if control had been obtained at the beginning of the year, would also not be significant.

d) On December 6, 2024, the Company and its subsidiary Gerdau Aços Longos S.A. entered into instruments with Newave Energia S.A. for the full acquisition of three Special Purpose Entities (SPEs) in the Barro Alto Solar Park, which is under construction in Barro Alto, in the state of Goiás, and through this acquisition, the Company now holds the right to all of the solar energy to be generated by them.

The acquisition of the three SPEs by the Company represents an investment of approximately R$600 million, of which R$300 million comes from its own capital (to be disbursed according to the project execution schedule) and R$300 million comes from financing from the Superintendência de Desenvolvimento do Centro-Oeste (Sudeco), operated by Banco do Brasil. As of December 31, 2024, the Company has already invested R$123,818 in these SPEs.

NOTE 4 — CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	2024	2023
Cash	16,245	10,468
Banks and immediately available investments	7,751,568	2,995,177
Cash and cash equivalents	7,767,813	3,005,645

Immediately available investments include investments with maturity of up to 90 days or readily redeemable, that means, those that have immediate liquidity and low risk of fair value variation.

Short-term investments

	2024	2023
Short-term investments	509,030	2,338,097

Short-term investments include securities held for immediate trading or available for future sale and substantially include amounts in investment funds, whose portfolio is composed of Bank Deposit Certificates, government bonds, financial bills and debentures, among others, which are used to manage the cash from the Company’s operating activities and recorded at fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2024	2023
Trade accounts receivable - in Brazil	2,261,456	2,622,865
Trade accounts receivable - exports from Brazil	792,385	617,577
Trade accounts receivable - outside of Brazil	2,237,636	1,724,838
(-) Impairment loss on trade receivables	(114,519)	(89,886)
	5,176,958	4,875,394

Accounts receivable by aging are as follows:

	2024	2023
Current	4,662,821	4,294,446
Past-due:
Up to 30 days	444,927	513,384
From 31 to 60 days	52,058	48,538
From 61 to 90 days	24,820	24,027
From 91 to 180 days	45,108	50,502
From 181 to 360 days	14,660	13,251
Above 360 days	47,083	21,132
(-) Impairment on financial assets	(114,519)	(89,886)
	5,176,958	4,875,394

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2022	(107,772)
Impairment on financial assets during the year	(29,445)
Recoveries in the year	29,364
Write-offs	11,313
Exchange variation	3,953
Balance as of December 31, 2022	(92,587)
Impairment on financial assets during the year	(37,609)
Recoveries in the year	26,719
Write-offs	9,736
Exchange variation	3,855
Balance as of December 31, 2023	(89,886)
Impairment on financial assets during the year	(67,838)
Recoveries in the year	36,928
Write-offs	18,403
Exchange variation	(12,126)
Balance as of December 31, 2024	(114,519)

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

NOTE 6 — INVENTORIES

	2024	2023
Finished products	7,413,773	6,971,497
Work in progress	3,795,605	3,336,780
Raw materials	3,277,924	3,241,607
Storeroom supplies	1,350,468	1,266,465
Imports in transit	696,699	469,601
(-) Allowance for adjustments to net realizable value	(29,558)	(58,172)
	16,504,911	15,227,778

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2022	(3,375)
Provision for the year	(56,441)
Reversal of adjustments to net realizable value	12,598
Exchange rate variation	(279)
Balance as of December 31, 2022	(47,497)
Provision for the year	(59,783)
Reversal of adjustments to net realizable value	47,747
Exchange rate variation	1,361
Balance as of December 31, 2023	(58,172)
Provision for the year	(34,356)
Reversal of adjustments to net realizable value	67,493
Exchange rate variation	(4,523)
Balance as of December 31, 2024	(29,558)

NOTE 7 — TAX CREDITS

	2024	2023
Current
ICMS (state VAT)	269,544	165,598
Social security financing	604,704	606,477
Financing of social integration program	178,989	132,507
IPI (federal VAT)	33,154	21,796
IVA (value-added tax)	4,555	27,311
Others	62,176	56,135
	1,153,122	1,009,824

Non-current
ICMS (state VAT)	195,537	146,074
Social security financing	1,269,568	1,452,618
Financing of social integration program and Others	279,282	317,408
	1,744,387	1,916,100
	2,897,509	2,925,924

The estimates of realization of non-current tax credits are as follows:

	2024	2023
2025	—	530,605
2026	575,517	502,110
2027	384,850	299,152
2028	456,327	584,233
2029 on	327,693	—
	1,744,387	1,916,100

NOTE 8 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IRPJ) and social contribution (CSLL), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2024, 2023 and 2022. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2024	2023	2022
Income (loss) before income taxes	5,463,715	9,346,605	15,859,027
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(1,857,663)	(3,177,846)	(5,392,069)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	805,361	281,754	66,851
- Equity in earnings of unconsolidated companies	157,919	281,386	391,621
- Interest on equity (Note 2.14)	(1,662)	302,602	566,740
- Interests on tax lawsuits	38,249	134,131	20,442
- Tax credits and incentives	10,382	16,634	36,779
- Deferred tax assets not recognized / Realization, net	38,481	44,000	58,402
- Other permanent differences, net	(55,720)	307,717	(128,241)
Income and social contribution taxes	(864,653)	(1,809,622)	(4,379,475)
Current	(1,159,640)	(1,810,459)	(3,709,414)
Deferred	294,987	837	(670,061)

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of	Recognized in		Comprehensive	Balance as of
	January 01, 2022	income	Others	Income	December 31, 2022
Tax loss carryforward	649,849	17,112	41	(27,956)	639,046
Social contribution tax losses	123,087	50,492	—	—	173,579
Provision for tax, civil and labor liabilities	422,752	108,240	(5,295)	(539)	525,158
Benefits granted to employees	298,617	(88)	—	(98,756)	199,773
Other temporary differences	359,074	(191,137)	—	179,114	347,051
Deferred exchange variance	1,569,311	(735,097)	—	121	834,335
Provision for losses	36,264	7,607	—	(134)	43,737
Fair value adjustments on businesses acquired	(628,621)	72,810	(3,142)	(135,590)	(694,543)
	2,830,333	(670,061)	(8,396)	(83,740)	2,068,136

Non-current assets	2,929,308				2,164,477
Non-current liabilities	(98,975)				(96,341)

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2022	income	Others	Income	December 31, 2023
Tax loss carryforward	639,046	209,405	88,975	(10)	937,416
Social contribution tax losses	173,579	67,505	—	—	241,084
Provision for tax, civil and labor liabilities	525,158	55,830	—	(40)	580,948
Benefits granted to employees	199,773	(276)	—	(106,576)	92,921
Other temporary differences	347,051	56,739	—	(120,863)	282,927
Deferred exchange variance	834,335	(410,931)	—	223	423,627
Provision for losses	43,737	49,696	—	(33)	93,400
Fair value adjustments on businesses acquired	(694,543)	(27,131)	—	84,661	(637,013)
	2,068,136	837	88,975	(142,638)	2,015,310

Non-current assets	2,164,477				2,219,461
Non-current liabilities	(96,341)				(204,151)

	Balance as of	Recognized in		Comprehensive	Balance as of
	December 31, 2023	income	Others	Income	December 31, 2024
Tax loss carryforward	937,416	173,232	(30,008)	(193)	1,080,447
Social contribution tax losses	241,084	52,565	—	—	293,649
Provision for tax, civil and labor liabilities	580,948	55,693	—	2	636,643
Benefits granted to employees	92,921	43	—	17,745	110,709
Other temporary differences	282,927	106,170	—	90,073	479,170
Deferred exchange variance	423,627	(153,604)	—	(1,598)	268,425
Provision for losses	93,400	38,310	—	174	131,884
Fair value adjustments on businesses acquired	(637,013)	22,578	—	(121,982)	(736,417)
	2,015,310	294,987	(30,008)	(15,779)	2,264,510

Non-current assets	2,219,461				2,427,648
Non-current liabilities	(204,151)				(163,138)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets		Liabilities
	2024	2023	2024	2023
2024	—	441,109	—	(90,751)
2025	642,510	406,774	(3,438)	(29,983)
2026	346,261	379,248	(18,963)	(29,219)
2027	353,558	273,083	(2,908)	(11,698)
2028	222,299	221,383	(23,361)	(15,922)
2029 on	863,020	497,864	(114,468)	(26,578)
	2,427,648	2,219,461	(163,138)	(204,151)

d) Tax Assets not recognized:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 300,763 (R$ 282,387 on December 31, 2023), which do not have an expiration date. The subsidiaries abroad had R$ 849,200 (R$ 569,714 as of December 31, 2023) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 326,966 (R$ 277,348 as of December 31, 2023), which expire at various dates between 2025 and 2038.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Investments	Investments	Investments
	in North	in South	in Special
	America	America	Steel	Others	Total
Balance as of January 1, 2022	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	884,437	277,108	9,243	(18,961)	1,151,827
Cumulative Translation Adjustment	(76,795)	(127,099)	(414)	(1,284)	(205,592)
Capital increase	—	—	—	35,001	35,001
Dividends/Interest on equity	(250,680)	(160,572)	(3,684)	(10,557)	(425,493)
Balance as of December 31, 2022	2,428,237	1,060,770	256,813	150,698	3,896,518
Equity in earnings	591,354	230,176	10,582	(4,506)	827,606
Cumulative Translation Adjustment	142,830	17,060	1,127	15,197	176,214
Capital increase	—	—	—	524,185	524,185
Conversion of intercompany loan into equity interest	—	—	—	141,070	141,070
Negative goodwill in acquisition of equity interest	—	—	—	11,195	11,195
Presentation as Assets held for sale	—	(1,210,041)	—	—	(1,210,041)
Shares repurchase	—	(47,006)	—	—	(47,006)
Dividends/Interest on equity	(396,015)	(50,959)	—	(14,318)	(461,292)
Balance as of December 31, 2023	2,766,406	—	268,522	823,521	3,858,449
Equity in earnings	332,262	—	32,995	99,210	464,467
Cumulative Translation Adjustment	130,116	—	(264)	1,094	130,946
Capital increase	—	—	—	184,947	184,947
Additional share purchase	—	—	—	7,000	7,000
Dividends/Interest on equity	(380,130)	—	(23,731)	(10,792)	(414,653)
Other transactions	—	—	—	(8,839)	(8,839)
Balance as of December 31, 2024	2,848,654	—	277,522	1,096,141	4,222,317

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Cost of the property, plant, and equipment	buildings	and installations	equipment	construction	Others	Total
Balances as of January 1, 2022	10,220,614	36,863,451	1,020,016	3,620,929	1,184,922	52,909,932
Additions	40,825	305,997	25,692	3,688,558	230,801	4,291,873
Capitalized interest	—	—	—	28,431	—	28,431
Transfers	589,875	2,821,673	23,189	(3,477,100)	42,363	—
Disposals	(114,159)	(532,931)	(10,787)	(2,685)	(69,825)	(730,387)
Foreign exchange effect	(306,940)	(819,496)	(35,477)	(143,452)	(14,103)	(1,319,468)
Balances as of December 31, 2022	10,430,215	38,638,694	1,022,633	3,714,681	1,374,158	55,180,381
Additions	93,945	211,267	15,337	5,097,397	265,551	5,683,497
Assets retirement obligation	21,310	—	—	—	—	21,310
Capitalized interest	—	—	—	54,374	—	54,374
Transfers	708,827	2,335,980	96,450	(3,238,470)	97,213	—
Disposals	(33,995)	(344,697)	(5,598)	(2,739)	(18,487)	(405,516)
Foreign exchange effect	(346,911)	(1,761,512)	(41,713)	(108,693)	(15,786)	(2,274,615)
Balances as of December 31, 2023	10,873,391	39,079,732	1,087,109	5,516,550	1,702,649	58,259,431
Additions	29,238	163,145	5,045	5,720,273	265,387	6,183,088
Capitalized interest	—	—	—	125,729	—	125,729
Transfers	724,304	2,541,877	58,097	(3,352,066)	27,788	—
Disposals	(21,812)	(223,378)	(360,827)	(899)	(31,729)	(638,645)
Acquisition of company	65,290	114,819	—	123,818	32,836	336,763
Impairment of assets	(28,032)	(143,669)	(711)	—	(27,215)	(199,627)
Foreign exchange effect	1,101,743	5,829,519	101,414	466,718	77,391	7,576,785
Balances as of December 31, 2024	12,744,122	47,362,045	890,127	8,600,123	2,047,107	71,643,524

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Accumulated depreciation	buildings	and installations	equipment	construction	Others	Total
Balances as of January 1, 2022	(5,540,394)	(27,309,057)	(923,004)	—	(395,691)	(34,168,146)
Depreciation	(440,471)	(1,709,643)	(41,423)	—	(83,150)	(2,274,687)
Transfers	(85)	85	—	—	—	—
Disposals	101,457	509,174	10,720	—	65,228	686,579
Foreign exchange effect	163,071	789,745	34,938	—	10,853	998,607
Balances as of December 31, 2022	(5,716,422)	(27,719,696)	(918,769)	—	(402,760)	(34,757,647)
Depreciation	(542,419)	(1,773,479)	(62,072)	—	(72,227)	(2,450,197)
Transfers	30	(143)	113	—	—	—
Disposals	17,558	307,113	5,597	—	16,736	347,004
Foreign exchange effect	172,016	1,202,584	45,872	—	61,467	1,481,939
Balances as of December 31, 2023	(6,069,237)	(27,983,621)	(929,259)	—	(396,784)	(35,378,901)
Depreciation	(427,553)	(1,922,750)	(76,514)	—	(57,626)	(2,484,443)
Transfers	924	(814)	(135)	—	25	—
Disposals	10,421	219,650	360,770	—	31,365	622,206
Foreign exchange effect	(567,594)	(4,129,783)	(62,691)	—	(51,004)	(4,811,072)
Balances as of December 31, 2024	(7,053,039)	(33,817,318)	(707,829)	—	(474,024)	(42,052,210)

Net property, plant and equipment
Balances as of December 31, 2022	4,713,793	10,918,998	103,864	3,714,681	971,398	20,422,734
Balances as of December 31, 2023	4,804,154	11,096,111	157,850	5,516,550	1,305,865	22,880,530
Balances as of December 31, 2024	5,691,083	13,544,727	182,298	8,600,123	1,573,083	29,591,314

The average rate of capitalized interest in 2024 was 11.4% (13.1% in 2023 and 3.7% in 2022).

The following useful lives are used to calculate depreciation:

Useful lives of
property,
plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment were not offered as collateral for loans and financing in 2024, 2023 and 2022.

c) Impairment of property, plant and equipment — As of December 31, 2024, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 346,147 for land and buildings (R$ 281,560 as of December 31, 2023), R$ 488,533 for machines, equipment and installations (R$ 339,236 as of December 31, 2023), R$ 711 for data electronic equipment (R$ 0 as of December 31, 2023 ), and R$ 562,009 for Property, plant and equipment under construction (R$ 543,726 as of December 31, 2023).

In the second quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, tests carried out on other long-lived assets identified losses due to non-recoverability in the amount of R$ 199,627 in the Brazil segment. These losses were determined based on the difference between the carrying amount of the assets and its recoverable amount. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income, as detailed in Note 29.

d) Asset additions in 2024 include a non-cash effect of R$ 404,707( R$ 474,369 as of December 31, 2023).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2022	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(1,595,333)	802,270	(793,063)
Balance as of December 31, 2022	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(1,377,739)	568,423	(809,316)
Balance as of December 31, 2023	20,367,808	(9,542,660)	10,825,148
(+) Acquisition of company (Note 3.5)	116,396	—	116,396
(+/-) Foreign exchange effect	5,348,256	(2,436,686)	2,911,570
Balance as of December 31, 2024	25,832,460	(11,979,346)	13,853,114

The amounts of goodwill by segment are as follows:

	2024	2023	2022
Brazil	373,135	373,135	373,135
Special Steel	4,562,383	3,566,989	3,844,314
North America	8,917,596	6,885,024	7,417,015
	13,853,114	10,825,148	11,634,464

NOTE 12 — INTANGIBLE ASSETS

Intangible assets refer, substantially, to the development of software with application in business management:

Balance as of January 1, 2022	509,760
Acquisition	189,382
Amortization	(265,144)
Foreign exchange effect	(18,839)
Balance as of December 31, 2022	415,159
Acquisition	127,195
Disposals	(1,336)
Amortization	(166,155)
Foreign exchange effect	(1,153)
Balance as of December 31, 2023	373,710
Acquisition	168,036
Disposals	(12,499)
Amortization	(170,254)
Foreign exchange effect	41,574
Balance as of December 31, 2024	400,567

Estimated useful lives	up to 7 years

NOTE 13 — LEASING

a) Summary of changes in the leasing assets:

		Machines, equipment,	Data electronic
Right-of-use Cost	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2022	392,999	830,835	126,881	148,121	1,498,836
Additions	157,577	80,759	—	87,279	325,615
Disposals	(4,339)	(89,751)	—	(832)	(94,922)
Remeasurements	33,801	112,946	6,716	6,578	160,041
Foreign exchange effect	(17,851)	(25,080)	(113)	(21,851)	(64,895)
Balances as of December 31, 2022	562,187	909,709	133,484	219,295	1,824,675
Additions	45,736	580,722	—	51,738	678,196
Disposals	(7,134)	(241,191)	(589)	(7,962)	(256,876)
Remeasurements	26,615	11,357	—	10,102	48,074
Foreign exchange effect	(28,128)	(54,981)	(98)	(12,947)	(96,154)
Balances as of December 31, 2023	599,276	1,205,616	132,797	260,226	2,197,915
Additions	34,807	246,986	269	8,863	290,925
Disposals	(30,793)	(153,648)	(701)	(63,885)	(249,027)
Remeasurements	60,167	57,847	189	45,595	163,798
Foreign exchange effect	75,442	31,976	8,493	2,080	117,991
Balances as of December 31, 2024	738,899	1,388,777	141,047	252,879	2,521,602

		Machines, equipment,	Data electronic
Accumulated depreciation	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2022	(156,809)	(368,453)	(44,443)	(67,387)	(637,092)
Depreciation	(77,668)	(201,777)	(12,849)	(34,574)	(326,868)
Disposals	4,277	86,298	—	568	91,143
Foreign exchange effect	3,785	1,583	28	3,622	9,018
Balances as of December 31, 2022	(226,415)	(482,349)	(57,264)	(97,771)	(863,799)
Depreciation	(77,771)	(300,200)	(12,893)	(39,996)	(430,860)
Disposals	8,475	239,196	519	5,629	253,819
Foreign exchange effect	7,564	15,278	76	2,661	25,579
Balances as of December 31, 2023	(288,147)	(528,075)	(69,562)	(129,477)	(1,015,261)
Depreciation	(81,055)	(336,490)	(13,830)	(40,175)	(471,550)
Disposals	22,205	138,361	701	66,717	227,984
Foreign exchange effect	(32,698)	(40,306)	(126)	(20,951)	(94,081)
Balances as of December 31, 2024	(379,695)	(766,510)	(82,817)	(123,886)	(1,352,908)

Right-of-use Assets
Balances as of December 31, 2022	335,772	427,360	76,220	121,524	960,876
Balances as of December 31, 2023	311,129	677,541	63,235	130,749	1,182,654
Balances as of December 31, 2024	359,204	622,267	58,230	128,993	1,168,694

b) Leasing payable:

Lease payments are presented within financing activities in the consolidated statements of cash flows.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company’s credit spread, where on December 31, 2024 the discount rates were between 3.5% p.a. to 13.1% p.a. (3.5% p.a. to 12.3% p.a. in December 31, 2023), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2024	2023
2024	—	373,151
2025	430,727	336,033
2026	285,711	207,496
2027	184,682	138,995
2028	130,349	221,927
2029 on	249,200	—
	1,280,669	1,277,602
Leasing payable
Current	430,727	373,151
Non-current	849,942	904,451

Financial expense for the years ended on December 31, 2024 and 2023	129,137	127,787

NOTE 14 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	2024	2023
Trade accounts payable - domestic market	3,892,296	4,120,701
Trade accounts payable - debtor risk	459,899	584,320
Trade accounts payable - imports	1,365,909	1,196,162
	5,718,104	5,901,183

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier. Therefore, the payment term for suppliers at risk drawn varies between 7 and 132 days, with the same payment term for suppliers who do not choose to advance their receivables through the operation called “Trade Accounts Payable – Debtor Risk”.

	2024	2023	2022
Trade accounts payable - debtor risk	459,899	584,320	653,085

Amounts received by suppliers from financial institutions that are part of the financing agreement - debt risk, in relation to the outstanding balance mentioned above	451,420	571,784	638,286

The amounts of liabilities under the supplier financing arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On December 31, 2024, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 15 – SHORT-TERM DEBT AND LONG-TERM DEBT

Loans and financing are as follows:

	2024	2023
Ten/Thirty Year Bonds	8,994,067	7,051,637
Other loans	813,954	3,028,038
Total Loans and Financing	9,808,021	10,079,675
Current	697,049	1,783,201
Non-current	9,110,972	8,296,474

Principal amount of loans and Financing	9,661,769	9,903,534
Interest accrued of loans and Financing	146,252	176,141
Total	9,808,021	10,079,675

As of December 31, 2024, the nominal weighted average cost of debts denominated in US dollars is 5.52% p.a. (5.68% p.a. on December 31, 2023), for debts denominated in Real of 105.3% of the CDI p.a. (104.9% of the CDI p.a. on December 31, 2023) and for other currencies 3.88% p.a. (6.49% p.a. on December 31, 2022).

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2024	2023
Brazilian Real (BRL)	456,448	2,667,065
U.S. Dollar (USD)	9,169,319	7,169,183
Other currencies	182,254	243,427
	9,808,021	10,079,675

The amortization schedules of long-term loans and financing are as follows:

	2024	2023
2025	—	1,156,718
2026	167,154	168,374
2027	2,531,696	2,001,442
2028	11,075	14,742
2029 on	6,401,047	4,955,198
	9,110,972	8,296,474

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 5,418 million as of December 31, 2024) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of December 31, 2024, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2024
Issuance	Meeting	Issued	Held in treasury	Maturity	2024	2023
14th	August 26, 2014	20,000	20,000	August 30, 2034	—	—
16th	April 25, 2019	800,000	—	May 6, 2026	812,957	813,633
17th	May 29, 2024	1,500,000	—	May 29, 2029	1,510,163	—
18th	December 10, 2024	1,500,000	—	December 10, 2028	1,505,343	—
Total Consolidated					3,828,463	813,633

Current					37,988	14,421
Non-current					3,790,475	799,212

The amortization schedules of long-term are as follows:

	2024	2023
2026	799,538	799,212
2028	1,495,447	—
2029 on	1,495,490	—
	3,790,475	799,212

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate. The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial indexes.

The average interest rate was 11.56% for the year ended on December 31, 2024 (13.21% for the year ended on December 31, 2023).

In May 2024, the Company announced the 17th issuance of debentures where it issued 1,500,000 (one million and five hundred thousand) debentures, in registered and written form, without issuing warrants or certificates, with a nominal unit value of R$ 1, totaling R$ 1.5 billion.

In December 2024, the Company announced the 18th issuance of debentures where it issued 1,500,000 (one million and five hundred thousand) debentures, in registered and written form, without issuing warrants or certificates, with a nominal unit value of R$ 1, totaling R$ 1.5 billion.

NOTE 17 — FINANCIAL INSTRUMENTS

a) General considerations — Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable - net, fair value of derivatives, other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, related parties, other current liabilities and other non-current liabilities.

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

b) Fair Value — the Fair Value of the financial instruments is as follows:

	2024		2023
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	509,030	509,030	2,338,097	2,338,097
Trade accounts receivable - net	5,176,958	5,176,958	4,875,394	4,875,394
Fair value of derivatives	52,868	52,868	766	766
Other current assets	626,148	626,148	543,288	543,288
Other non-current assets	358,806	358,806	355,390	355,390
Liabilities
Trade accounts payable - domestic market	3,892,296	3,892,296	4,120,701	4,120,701
Trade accounts payable - debtor risk	459,899	459,899	584,320	584,320
Trade accounts payable - imports	1,365,909	1,365,909	1,196,162	1,196,162
Loans and Financing	9,808,021	9,842,254	10,079,675	10,161,103
Debentures	3,828,463	3,829,910	813,633	812,413
Related parties	—	—	24,992	24,992
Fair value of derivatives	1,747	1,747	20,648	20,648
Other current liabilities	2,043,921	2,043,921	1,192,461	1,192,461
Other non-current liabilities	587,081	587,081	859,917	859,917

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

	2024
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	3,892,296	3,892,296	—	—	—
Trade accounts payable - debtor risk	459,899	459,899	—	—	—
Trade accounts payable - import	1,365,909	1,365,909	—	—	—
Loans and financing	15,543,368	569,411	1,287,591	3,520,542	10,165,824
Debentures	6,027,093	485,247	1,709,221	2,257,447	1,575,178
Fair value of derivatives	1,747	1,747	—	—	—
Other current liabilities	2,043,921	2,043,921	—	—	—
Other non-current liabilities	587,081	—	51,841	—	535,240
	29,921,314	8,818,430	3,048,653	5,777,989	12,276,242

	2023
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	4,120,701	4,120,701	—	—	—
Trade accounts payable - debtor risk	584,320	584,320	—	—	—
Trade accounts payable - import	1,196,162	1,196,162	—	—	—
Loans and financing	15,355,211	1,783,201	2,327,202	3,038,617	8,206,191
Debentures	1,055,196	14,421	199,915	840,860	—
Related parties	24,992	24,992	—	—	—
Fair value of derivatives	20,648	19,042	1,606	—	—
Other current liabilities	1,192,461	1,192,461	—	—	—
Other non-current liabilities	859,917	—	59,029	—	800,888
	24,409,608	8,935,300	2,587,752	3,879,477	9,007,079

As presented in Note 14, the Company has supplier financing agreements with certain financial institutions with the aim of providing greater liquidity to its suppliers. As of December 31, 2024, there is no liquidity risk or exposure since the Company maintains the payment date and the amount of the original obligation with suppliers. Therefore, the terms remain unchanged.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2024	2023
Foreign currency sensitivity analysis - Loans and financing	5%	124,447	86,547
Foreign currency sensitivity analysis - Imports/Exports	5%	44,777	28,929
Interest rate sensitivity analysis	10 bps	44,299	29,939
Sensitivity analysis of changes in prices of products sold	1%	670,267	689,164
Sensitivity analysis of changes in raw material and commodity prices	1%	419,850	425,232
Currency forward contracts	5%	—	8,311
Commodity contracts	5%	3,113	2,850
Swaps USD x DI	5%	9,556	7,604
Swaps IPCA x DI	5%	—	152

Foreign currency sensitivity analysis: As of December 31, 2024, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 124,447 (gain of R$ 86,547 as of December 31, 2023). If the Real depreciates against the Dollar, this would represent a loss of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent a loss of R$44,777 (gain of R$28,929 on December 31, 2023), if the Real depreciates against the Dollar, this would represent a gain of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 44,299 as of December 31, 2024 (R$ 29,939 as of December 31, 2023) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2024, totals R$ 670,267 (R$ 689,164 as of December 31, 2023) and the variation in the price of raw materials and other inputs totals R$ 419,850 as of December 31, 2024 (R$ 425,232 as of December 31, 2023). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Argentinian Peso represents a loss of R$ 0 as of December 31, 2024 (gain of R$ 8,311 as of December 31, 2023) and a 5% decrease in the Dollar against the Argentinian Peso represents a gain in the same amount on December 31, 2024 and December 31, 2023. Forward contracts in Dollar/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 17.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents a gain of R$ 3,113 as of December 31, 2024 (loss of R$ 2,850 as of December 31, 2023), and a 5% decrease in the price of the commodity represents a loss on December 31, 2024 in the same amount. The mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 17.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent a gain of R$ 9,556 (gain of R$ 7,604 as of December 31, 2023). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 17.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on MTM of a 50 bps increase in the real yield curve for all vertices of the respective operations. On December 31, 2024, the Company does not have IPCA x DI swaps (loss of R$ 152 as of December 31, 2023). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair
2024	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	509,030	509,030
Trade accounts receivable - net	5,176,958	—	5,176,958
Fair value of derivatives	—	52,868	52,868
Other current assets	608,182	17,966	626,148
Other non-current assets	356,414	2,392	358,806
Total	6,141,554	582,256	6,723,810
Financial income (expenses) on December 31, 2024	823,590	440,223	1,263,813

	Financial liability at fair
2024	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	3,892,296	3,892,296
Trade accounts payable - debtor risk	—	459,899	459,899
Trade accounts payable - import	—	1,365,909	1,365,909
Loans and financing	—	9,808,021	9,808,021
Debentures	—	3,828,463	3,828,463
Fair value of derivatives	1,747	—	1,747
Other current assets	—	2,043,921	2,043,921
Other non-current assets	—	587,081	587,081
Total	1,747	21,985,590	21,987,337
Financial income (expenses) on December 31, 2024	(263,644)	(3,023,656)	(3,287,300)

		Financial asset at fair
2023	Financial asset at	value through proft or
Assets	amortized cost	loss	Total
Short-term investments	—	2,338,097	2,338,097
Trade accounts receivable - net	4,875,394	—	4,875,394
Fair value of derivatives	—	766	766
Other current assets	529,629	13,659	543,288
Other non-current assets	353,370	2,020	355,390
Total	5,758,393	2,354,542	8,112,935
Financial income (expenses) on December 31, 2023	550,407	584,255	1,134,662

	Financial liability at fair
2023	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	4,120,701	4,120,701
Trade accounts payable - debtor risk	—	584,320	584,320
Trade accounts payable - import	—	1,196,162	1,196,162
Loans and financing	—	10,079,675	10,079,675
Debentures	—	813,633	813,633
Related parties	—	24,992	24,992
Fair value of derivatives	20,648	—	20,648
Other current assets	—	1,192,461	1,192,461
Other non-current assets	—	859,917	859,917
Total	20,648	18,871,861	18,892,509
Financial income (expenses) on December 31, 2023	(54,874)	(2,185,910)	(2,240,784)

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

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed dollar amount and receives/pays a fixed Real/Argentinian peso amount. Counterparties are always top-tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2024	2023	2024	2023	2024	2023
Currency forward contracts
Maturity in 2024	buyed in US$	—	US$ 34.2 million	—	—	—	17,337

Commodity derivatives
Maturity in 2024	buyed in US$	—	US$ 12.1 million	—	32	—	1,349
Maturity in 2025	buyed in US$	US$ 4.3 million	—	—	—	1,747	—

Commodity contracts
Maturity in 2026	—	—	—	16,921	—	—	—

Swaps IPCA x DI
Maturity in 2024	—	—	R$ 450.0 million	—	734	—	356

Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$ 30.6 million	US$ 30.6 million	35,947	—	—	1,606

Total fair value of financial instruments				52,868	766	1,747	20,648

Fair value of derivatives	2024	2023
Current assets	16,921	766
Non-current assets	35,947	—
	52,868	766
Fair value of derivatives
Current liabilities	1,747	19,042
Non-current liabilities	—	1,606
	1,747	20,648

	2024	2023
Net Income
Gains on financial instruments	86,743	39,895
Losses on financial instruments	(263,644)	(54,874)
	(176,901)	(14,979)
Other comprehensive income
Gains on financial instruments	—	783
Losses on financial instruments	(783)	—
	(783)	783

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 0.4 billion (equivalent to R$ 2.5 billion on December 31, 2024) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 558,529 for the year ended on December 31, 2024 (gain of R$ 247,924 for the year ended on December 31, 2023).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

As detailed in Note 17.d, on December 31, 2024 and December 31, 2023, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data.

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	January 1, 2022	activities	financing	related parties	and others	December 31, 2022
Related parties	21,970	2,721	—	199	—	24,890
Leasing payable	918,365	(310,226)	(88,370)	88,370	422,504	1,030,643
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	14,036,447	(937,815)	(968,851)	964,607	(471,214)	12,623,174

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	December 31, 2022	activities	financing	related parties	and others	December 31, 2023
Related parties	24,890	102	—	—	—	24,992
Leasing payable	1,030,643	(388,202)	(127,787)	127,787	635,161	1,277,602
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	12,623,174	(1,054,000)	(858,301)	840,069	(637,752)	10,913,190

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	December 31, 2023	activities	financing	related parties	and others	December 31, 2024
Related parties	24,992	(24,992)	—	—	—	—
Leasing payable	1,277,602	(459,504)	(129,137)	129,137	462,571	1,280,669
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	10,913,190	648,432	(946,936)	796,933	2,173,744	13,585,363

NOTE 18 — TAXES PAYABLE

	2024	2023
Payroll charges	115,717	98,125
ICMS (state VAT)	66,916	73,281
COFINS (tax on revenue)	22,905	9,361
IPI (federal VAT)	15,826	17,804
IVA (value-added tax) and others	190,056	314,364
	411,420	512,935

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	2024	2023
a) Tax provisions	1,925,237	1,737,984
b) Labor provisions	369,041	413,179
c) Civil provisions	34,571	34,662
	2,328,849	2,185,825

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

The changes in the tax, civil and labor provisions are shown below:

	2024	2023	2022
Balance at the beginning of the year	2,185,825	2,026,003	1,741,026
(+) Additions	223,883	208,219	385,662
(+) Interests	153,413	157,227	194,170
(-) Payments and reversal of accrued amounts	(234,698)	(205,202)	(293,536)
(+) Foreign exchange effect on provisions in foreign currency	426	(422)	(1,319)
Balance at the end of the year	2,328,849	2,185,825	2,026,003

II) Contingent liabilities for which provisions were not recorded as of December 31, 2024

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 625,877 (R$ 603,926 as of December 31, 2023).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 501,588 (R$ 465,843 as of December 31, 2023);(ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 2,037,037 (R$ 1,991,993 as of December 31, 2023), (iii) social security contributions in the total of R$ 159,220 (R$ 145,786 as of December 31, 2023) and (iv) other taxes, whose updated total amount is currently R$ 693,799 (R$ 641,405 as of December 31, 2023).

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Advance Export Receipt “(RAE), in the updated amount of R$ 1,708,269 (R$ 1,533,806 as of December 31, 2023), of which: (i) R$ 880,730 (R$ 824,113 as of December 31, 2023) correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, three awaiting judgment of the motions for clarification filed against the judgments that, by casting vote, denied the Voluntary Appeals filed by the Company, and one lawsuit is in the Superior Chamber for Tax Appeals (CSRF) of the CARF, for judgment of a Special Appeal filed by the Company; and (ii) R$ 827,539 (R$ 709,693 as of December 31, 2023) correspond to three lawsuits of subsidiary Gerdau S.A., of which two lawsuits had their discussion concluded in the administrative sphere, with the Company filing an action to annul debts to discuss the assessments before the Judiciary, and one case whose Voluntary Appeal filed by the Company was granted in the Administrative Council of Tax Appeals (CARF) to declare the partial nullity of the appealed decision and order the holding of a new trial within the scope of the analysis of the subsidiary request not considered in the court of origin.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 582,795 (R$ 546,859 as of December 31, 2023), of which: (i) R$ 31,818 (R$ 29,787 as of December 31, 2023) corresponds to a in which the judgment that had resolved the merits in favor of the Public Treasury by the casting vote prevailed, with a new decision being issued recognizing the extinction of the tax credit issued (composed exclusively of isolated fines) in view of the provisions of Law Nº 14,689/2023, with the judgment of the relevant ex officio appeal pending; (ii) R$ 269,586 (R$ 253,779 as of December 31, 2023) correspond to a process in which a new trial is awaited for the assessment of the ex officio appeal and other issues not assessed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals (CARF) when partially granting, by a casting vote, the Special Appeal filed by the National Treasury Attorney’s Office; (iii) R$ 88,229 (R$ 82,913 as of December 31, 2023) correspond to a lawsuit in which a new trial is awaited for the assessment of the ex officio appeal and other issues not assessed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals (CARF) when partially granting, by a casting vote, the Special Appeal filed by the National Treasury Attorney’s Office; and (iv) R$ 193,162 (R$ 180,380 as of December 31, 2023) corresponds to a process in which the Special Appeal filed by the subsidiary Gerdau S.A. against the judgment of which, by the casting vote, denied the Voluntary Appeal, is pending judgment.

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,486,615 (R$ 1,430,407 as of December 31, 2023). Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,222,634 (R$ 1,177,724 as of December 31, 2023) corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is being processed in the first instance, awaiting a ruling on the Objections to the Tax Enforcement filed by the Company, and another case in which, recently, in a judgment of retraction, the Regional Federal Court of the 4th Region partially granted the objections to the declaration filed by Gerdau Internacional Empreendimentos Ltda., in a discussion related to the attorney’s fee, with the special appeal filed by the Union pending analysis against the judgment that, unanimously, granted the objections to the declaration filed by the Company, to correct a material error and fill in omissions that appeared in the previous judgments, which had unanimously granted the appeal filed by Gerdau to extinguish the Tax Enforcement, and denied the appeal filed by the Union; and (ii) R$ 263,981 (R$ 252,683 as of December 31, 2023) correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), in which the appeal lodged by the Federal Government against the judgment that upheld the Embargoes of Tax Enforcement opposed by the Company is pending of judgement.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005, regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,154,991 (R$ 7,882,203 as of December 31, 2023), of which: (i) R$ 4,721,327 (R$ 4,637,104 as of December 31, 2023) correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on August 23, 2024, a single-judge decision was issued by the rapporteur, in the STJ, not acknowledging the special appeal filed by the National Treasury against a judgment of the Regional Federal Court of the 4th Region that had upheld a judgment handed down in favor of the company, with the internal appeal in the special appeal and the extraordinary appeal filed by the National Treasury pending judgment; in the Embargoes on Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), after the trial began in the Regional Federal Court of the 2nd Region with two votes to deny the appeal filed by the National Treasury, the trial was interrupted by a request for review; in the case involving the subsidiary Gerdau Aços Longos S.A., after the new trial had begun at the 2nd Region Federal Regional Court, two votes were cast to deny the appeal filed by the National Treasury, with the trial being interrupted by a request for review. Also in this process, on November 30, 2023, the request for review of the registration as overdue debt was granted, causing the reduction of the amount of the debt required due to the exclusion of fines and, consequently, default interest and legal charge, pursuant to the provisions of § 9-A of article 25 of Decree Nº 70,235/72 and article 15 of Law Nº 14,689/2023; and also, the Embargoes of Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance; (ii) R$ 384,696 (R$ 366,382 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 360,286 (R$ 342,072 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$6,257 (R$ 5,958 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 101,719 (R$96,280 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and is currently under judicial discussion, in which, recently, a decision was issued accepting the request for termination of the Tax Enforcement in view of the granting of the request for review of the registration in active debt, made by the Company, and which resulted in the total extinction of the debts due to the exclusion of the fines and, consequently, of the interest at present and the legal charge, by force of the provisions of § 9º-A of art. 25 of Decree Nº 70.235/72 combined with art. 15 of Law Nº 14.689/2023, with the Company having filed an appeal against the part of the decision that failed to order the Union to reimburse the expenses incurred with the contracting of the guarantee insurance; (vi) R$ 122,116 (R$190,058 as of December 31, 2023) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), which administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 266,020 (R$ 208,449 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which administrative discussion has ended, and which is already being discussed in the context of Embargoes to Tax Execution filed by the Company; (viii) R$ 164,503 (R$ 129,050 as of December 31, 2023) correspond to a lawsuit of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which administrative discussion has ended, and which will be discussed in the context of Embargos to the Tax Execution to be opposed in due time by the Company; (ix) R$ 719,697 (R$ 676,217 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the Voluntary Appeal filed by the Company was partially granted and the Special Appeal and Appeal filed by the National Treasury were dismissed; (x) R$ 637,367 (R$ 596,754 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in progress before the first instance of the Administrative Council for Tax Appeals (CARF), which, by a casting vote, denied the Voluntary Appeal filed by the Company on the merits, and the special appeal filed by the National Treasury was admitted in relation to the matter in which the voluntary appeal was granted, with the Special Appeal filed by the subsidiary pending analysis as to its admissibility; (xi) R$ 177,719 (R$ 167,887 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vii” above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 493,284 (R$ 465,992 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, having been interrupted by a request for review of the judgment of the appeal filed by the National Treasury, after the judgment had begun with two votes in favor of denying the appeal and maintaining the judgment that had ruled in favor of the Embargoes on Execution and recognized the non-existence of the credits subject to the tax execution.

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

According to the decision published on November 10, 2022, in a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp Nº 1.979.138 - DF (2021/0405949-3). The STJ’s decision is subject to appeal by the Brazilian government and Gerdau will continue to seek all appropriate legal remedies to defend its rights.

On December 30, 2024, the Company and its subsidiary Gerdau Aços Longos S.A. entered into a Settlement Agreement with the Administrative Council for Economic Defense (“CADE”), subject to judicial approval, relating to the Administrative Proceeding. Said Settlement Agreement does not address the merits of the alleged conduct that is the subject of the aforementioned administrative proceeding, nor should it be construed as an admission by Gerdau of any irregularity or illegality. As a result of this agreement entered into with CADE, the parties reached a settlement to terminate the lawsuits and related appeals. Gerdau committed to paying the amount of R$ 256,099 to the Diffuse Rights Defense Fund, pursuant to Law Nº 14,973 of October 17, 2024. The payment was made in cash and with its own available resources. The Company filed a request to waive the two ongoing lawsuits, the petition for accession of which was received, processed and granted, with approval taking place on January 07, 2025.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 635,034 (R$595,649 as of December 31, 2023). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,400,460 (R$ 1,028,176 as of December 31, 2023). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2024	2023
Tax	151,532	1,828,611
Labor	45,040	56,640
Civil	135,988	178,819
	332,560	2,064,070

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

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney’s Office had opposed, alleging that the Supreme Court’s decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE Nº 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated.

In view of the final and unappealable decision with favorable merits decision confirmed on December 26, 2023, rendered in the main proceedings (0012235- 15.2009.4.02.5101) and the revocation of the suspensive effect previously granted to the National Treasury in case Nº 5003743-37.2020.4.02.0000, the subsidiary Gerdau Aços Longos S.A. filed a request for provisional compliance with the judgment (assessed under Nº 5100372-91.2023.4.02.5101/RJ), in which the request for withdrawal of the amounts by it was granted deposited over the years dealing with the Inclusion of ICMS in the PIS and COFINS Calculation Base, pending the final and unappealable decision for the withdrawal permits to be issued. In a judgment held on June 5, 2024, the 4th Specialized Panel of the Regional Federal Court of the 2nd Region unanimously decided to deny the appeal Nº 5003345-51.2024.4.02.0000/RJ, filed by the National Treasury against the decision that granted the request for withdrawal of judicial deposits, with said decision becoming final and binding. On August 28, 2024, the withdrawal of the balance of judicial deposits made by the Company throughout the process was completed, totaling R$ 1,770,198.

IV)  Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

On June 26, 2024, Gerdau S.A. and its subsidiary Seiva S.A. - Florestas e Indústrias signed an agreement with Eletrobras in order to finalize the lawsuits for credits arising from differences in monetary correction of principal, interest, default and other additional amounts owed by Eletrobras due to compulsory loans, in which it was agreed that the amounts previously raised by the companies became final, as well as the payment in favor of the creditors of the amount of R$ 133.7 million (R$100.8 million, net of attorney’s fees and related expenses), raised by means of judicial warrants, after certification of the final judgment of the decision approving the agreement, with the release of the guarantee insurance that had been presented in the process having been completed in December 2024, with no further pending issues.

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized in 2023 a credit of R$ 828 million (principal plus monetary update minus legal fees and taxes). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, with a counterpart in Other operating income and Tax credits monetary update, which is expected to be monetized within a period of up to 5 years.

NOTE 20 — RELATED-PARTY TRANSACTIONS

a) Intercompany loans

Liabilities
Joint ventures	Maturity	2024	2023
Bradley Steel Processors Inc.		—	(24,992)
		—	(24,992)

	2024	2023	2022
Net financial (expense) income	—	—	(199)

b) Operations with related parties

During the years ended December 31, 2024, 2023 and 2022, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 400,204 as of December 31, 2024 (R$ 1,620,459 and R$ 1,480,619 as of December 31, 2023 and 2022, respectively) and purchases in the amount of R$ 263,328 as of December 31, 2024 (R$ 210,931 and R$ 311,691 as of December 31, 2023 and 2022, respectively). The net amount totals R$ 136,876 as of December 31, 2024 (R$ 1,409,528 and R$ 1,168,928 as of December 31, 2023 and 2022, respectively).

On December 31, 2024, the Company and its subsidiaries have to receive from controlling shareholders, referring to the sale of property, the amount of R$ 7,571 (R$ 16,878 on December 31, 2023). Additionally, the Company recorded income derived from rental agreement in the amount of R$ 870 as of December 31, 2024 (R$ 877 and R$ 829 as of December 31, 2023 and 2022, respectively).

Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2024	2023	2022
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	apr/24	—	150,000	—
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	nov/24	—	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	836	jan/25	760	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	10,949	jan/25	10,701	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	1,868	jan/25	1,825	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	3,096	jan/25	3,025	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	4,043	jan/25	3,951	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	624	jan/25	610	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	3,229	jan/25	3,156	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	4,873	jan/25	4,762	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	4,992	jan/25	9,576	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	14,483	fev/25	2,608	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	2,467	fev/25	2,396	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	59,644	mar/25	44,519	63,024	50,644
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	35,451	mar/25	25,042	35,451	33,550
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	may/25	—	375,000	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	may/25	—	375,000	—
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/25	400,000	400,000	400,000
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Commercial Contract	11,951	jan/27	11,680	—	—
Gerdau S.A., Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiary	Financing Agreements	4,730,775	sep/27	—	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	2,641,096	2,064,877	2,225,417
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	sep/26	610,245	648,322	629,255
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	jan/30	3,083,765	2,410,967	2,598,415
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	315,807	246,906	266,103
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	12,216	12,216	12,216
GUSAP III LP.	Subsidiary	Financing Agreements	1,117,100	apr/44	2,978,763	2,328,873	2,509,938

c) Price and interest

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Key Management compensation

	2024	2023	2022
Cost of Salaries, variable compensation and benefits	40,396	36,964	42,164
Cost of contributions to management’s defined contribution pension plans	1,952	1,986	2,040
Cost of long-term incentive plans	32,098	25,352	19,548
	74,446	64,302	63,752

Cost of social charges	16,361	17,077	20,455

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2024	2023	2022
Available at beginning of the year	4,945,852	3,415,166	3,712,436
Granted	1,410,887	2,705,702	840,496
Exercised	(2,751,812)	(938,953)	(1,135,503)
Cancelled	(321,345)	(404,922)	(2,262)
Share Bonus	790,349	168,859	—
Available at the end of the year	4,073,931	4,945,852	3,415,166

Additional information on the long-term incentive plan are presented in Note 26.

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 206,344 (R$ 157,318 on December 31, 2023). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in Note 21.

On December 31, 2024, Gerdau S.A. has financial investments in debentures issued by its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the amount of R$ 2,288 million (R$0 as of December 31, 2023), which generated financial income of R$ 105,859 as of December 31, 2024 (R$ 4,482 as of December 31, 2023).

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2024 and 2023 are as follows:

	2024	2023
Plan assets - Defined contribution pension plan	9,716	11,695
Total assets	9,716	11,695

Actuarial liabilities - Defined benefit pension plan	303,925	498,732
Actuarial liabilities - Post-employment health care benefit	224,677	196,446
Retirement and termination benefit liabilities	16,790	11,798
Total liabilities	545,392	706,976

Current	186	209
Non-current	545,206	706,767

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

The potential effects of changes to the North American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(18,225)	15,157

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (539,300) as of December 31, 2024 (R$ (578,055) as of December 31, 2023).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2024	2023	2022
Cost of current service	49,339	46,176	63,616
Interest expense	213,267	204,604	169,526
Return on plan assets	(205,604)	(187,247)	(150,700)
Past service cost	7,164	—	—
Settlement	(24,625)	—	—
Interest cost on unrecoverable surplus	14,129	13,645	10,440
Net pension cost	53,670	77,178	92,882

The reconciliations of assets and liabilities of the plans are as follows:

	2024	2023
Present value of defined benefit obligation	(2,752,097)	(3,573,044)
Fair value of plan assets	2,871,304	3,383,887
Asset ceiling restrictions on recognition of net funded assets	(423,132)	(309,575)
Net	(303,925)	(498,732)
Defined benefit obligation	(303,925)	(498,732)

Changes in plan assets and actuarial liabilities were as follows:

	2024	2023	2022
Variation of the plan obligations
Obligation at the begining of the year	3,573,044	3,841,213	5,409,065
Cost of service	49,339	46,176	63,616
Interest expense	213,267	204,604	169,526
Payments of the benefits	(343,378)	(410,621)	(317,779)
Past service cost	7,164	—	—
Settlement	(1,346,899)	—	—
Acturial remeasurements	(119,823)	117,644	(1,058,898)
Exchange Variance	719,383	(225,972)	(424,317)
Obligation at the end of the year	2,752,097	3,573,044	3,841,213

	2024	2023	2022
Variation of the plan assets
Fair value of the plan assets at the begining of the year	3,383,887	3,499,475	4,647,361
Return of the plan assets	205,604	187,247	150,700
Contributions from sponsors	331,212	75,321	173,316
Settlement	(1,322,274)	—	—
Payments of benefits	(347,088)	(413,565)	(317,779)
Remeasurement	(6,340)	214,503	(791,672)
Exchange Variance	626,303	(179,094)	(362,451)
Fair value of plan assets at the end of the year	2,871,304	3,383,887	3,499,475

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2024	2023	2022
Return of the plan assets	6,340	(214,503)	791,672
Actuarial Remeasurements	(119,823)	117,644	(1,058,898)
Restriction recognized in Other Comprehensive Income (Asset Ceiling)	70,212	(22,456)	4,965
Remeasurements recognized in Other Comprehensive Income	(43,271)	(119,315)	(262,261)

The historical actuarial remeasurements are as follows:

	2024	2023	2022	2021	2020
Present value of defined benefit obligation	(2,752,097)	(3,573,044)	(3,841,213)	(5,409,065)	(5,921,285)
Fair value of the plan assets	2,871,304	3,383,887	3,499,475	4,647,361	4,652,000
Surplus (Deficit)	119,207	(189,157)	(341,738)	(761,704)	(1,269,285)
Experience adjustments on plan liabilities (Gain)	(119,823)	117,644	(1,058,898)	(457,421)	467,106
Experience adjustments on plan assets (Gain)	6,340	(214,503)	791,672	(25,498)	(334,675)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2024
		North
	Brazilian Plans	American Plans
Fixed income	99.7%	58.3%
Variable income	—	36.8%
Others	0.3%	4.9%
Total	100.0%	100.0%

	2023
		North
	Brazilian Plans	American Plans
Fixed income	99.7%	83.6%
Variable income	—	11.6%
Others	0.3%	4.8%
Total	100.0%	100.0%

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2024 and 2023, respectively:

	2024
	Brazilian Plan	North American Plans
Average discount rate	11.07%	4.58% to 5.62%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2024
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2024
Rate of rotation	Null	Based on age and/or the service

	2023
	Brazilian Plan	North American Plans
Average discount rate	9.03%	4.12% to 5.11%
Rate of increase in compensation	Not applicable	1.50%
Mortality table	AT-2000 per sex	RP-2006 and MP-2023
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2023
Rate of rotation	Null	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 215,085 in 2024 (R$ 196,027 in 2023 and R$ 184,984 in 2022).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2024	2023	2022
Current service cost	1,933	2,069	3,005
Interest expense	11,059	10,127	8,102
Net cost pension benefit	12,992	12,196	11,107

The funded status of the post-employment health benefits plans is as follows:

	2024	2023
Present value of obligations	(224,677)	(196,446)
Total net liabilities	(224,677)	(196,446)

Changes in plan assets and actuarial liabilities were as follows:

	2024	2023	2022
Change in benefit obligation
Benefit obligation at beginning of the year	196,445	224,180	318,181
Cost of service	1,933	2,069	3,005
Interest expense	11,059	10,127	8,102
Contributions from participants	1,125	1,096	1,472
Payment of benefits	(18,729)	(20,265)	(17,488)
Remeasurements	(9,457)	(7,232)	(61,524)
Exchange variations	42,301	(13,530)	(27,568)
Benefit obligation at the end of the year	224,677	196,445	224,180

	2024	2023	2022
Change in plan assets
Contributions from sponsors	17,604	19,168	16,016
Contributions from participants	1,125	1,096	1,472
Payments of benefits	(18,729)	(20,264)	(17,488)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2024	2023	2022	2021	2020
Present value of defined benefit obligation	(224,677)	(196,445)	(224,180)	(318,181)	(362,944)
Deficit	(224,677)	(196,445)	(224,180)	(318,181)	(362,944)
Experience adjustments on plan liabilities	(9,457)	(7,232)	(61,524)	(36,938)	(23,533)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2024	2023	2022
Losses / Gains on actuarial obligation	(9,457)	(7,232)	(61,524)
Actuarial losses recognized in Equity	(9,457)	(7,232)	(61,524)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2024	2023
Average discount rate	4.58% - 5.62%	4.63% - 4.92%
Health treatment - rate assumed next year	4.76% - 8.40%	4.84% - 7.60%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2032 to 2041	3.26% - 4.40%	3.26% - 4.50%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	(383)	178
Effect over benefit plan obligations	(18,930)	22,534

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 16,790 as of December 31, 2024 (R$ 11,798 as of December 31, 2023).

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

	2024	2023
Provision for environmental liabilities	659,082	517,669
Current	245,429	139,395
Non-current	413,653	378,274

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

Reconciliations of common and preferred outstanding shares are presented below:

	2024		2023		2022
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	600,526,442	1,148,995,967	571,929,945	1,091,630,395	571,929,945	1,133,816,901
Acquisition of Treasury shares	(1,767,911)	(61,156,300)	—	—	—	(44,564,000)
Share Bonus	120,105,288	229,643,034	28,596,497	54,691,436	—	—
Exercise of long-term incentive plan	—	4,946,961	—	2,674,136	—	2,377,494
Balance at the end of the year	718,863,819	1,322,429,662	600,526,442	1,148,995,967	571,929,945	1,091,630,395

Ownership of the shares is presented below:

	Shareholders
	2024
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.6	—	0.0	702,952,615	33.8
Brazilian institutional investors	229,736	0.0	147,082,325	10.8	147,312,061	7.1
Foreign institutional investors	1,279,113	0.2	1,054,367,471	77.6	1,055,646,584	50.8
Other shareholders	14,402,355	2.0	120,979,866	8.9	135,382,221	6.5
Treasury stock	1,093,011	0.2	36,419,068	2.7	37,512,079	1.8
	719,956,830	100.0	1,358,848,730	100.0	2,078,805,560	100.0

	Shareholders
	2023
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	585,793,846	97.5	—	0.0	585,793,846	33.3
Brazilian institutional investors	2,442,108	0.4	117,790,196	10.2	120,232,304	6.8
Foreign institutional investors	1,425,937	0.2	546,220,396	47.2	547,646,333	31.2
Other shareholders	10,864,551	1.9	484,985,375	41.9	495,849,926	28.3
Treasury stock	—	0.0	7,544,641	0.7	7,544,641	0.4
	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0

	Shareholders
	2022
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.5	—	0.0	557,898,901	33.3
Brazilian institutional investors	4,292,172	0.8	157,020,405	14.3	161,312,577	9.6
Foreign institutional investors	1,529,109	0.3	520,985,608	47.3	522,514,717	31.2
Other shareholders	8,209,763	1.4	413,624,382	37.6	421,834,145	25.2
Treasury stock	—	0.0	9,836,850	0.8	9,836,850	0.7
	571,929,945	100.0	1,101,467,245	100.0	1,673,397,190	100.0

*  Metalurgica Gerdau S.A. is the controlling shareholder and Indac – Ind. e Com. S.A. (holding of Gerdau’s family) is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

On February 28, 2023, the Company’s Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company’s Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are Preferred Shares, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 21, 2023; increasing the Company’s capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are Preferred Shares, without par value.

On April 16, 2024, the Extraordinary General Meeting approved an increase in the Company’s capital by R$ 4,057,882 through the capitalization of part of the balance of the Retained Earnings - Investments and Working Capital Reserve account, with the issue of 351,413,410 new shares, of which 120,105,288 are common shares and 231,308,122 are Preferred Shares, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every five shares of the same type, held on April 17, 2024; the Company’s capital now amounts to R$ 24,273,225, divided into 2,108,480,460 shares, of which 720,631,730 are common shares and 1,387,848,730 are Preferred Shares, with no par value.

b) Treasury stocks

Changes in treasury stocks are as follows:

	2024
	Common shares	R$	Preferred shares	R$
Opening balance	—	—	7,544,641	150,182
Share buyback program	1,767,911	31,441	61,156,300	1,163,285
Exercise of long-term incentive plan	—	—	(4,946,961)	(62,005)
Cancellation of treasury stocks	(674,900)	(11,227)	(29,000,000)	(537,398)
Capital increase with share bonus	—	—	1,665,088	—
Closing balance	1,093,011	20,214	36,419,068	714,064

	2023
	Common shares	R$	Preferred shares	R$
Opening balance	—	—	9,836,850	179,995
Exercise of long-term incentive plan	—	—	(2,674,136)	(29,813)
Capital increase with share bonus	—	—	381,927	—
Closing balance	—	—	7,544,641	150,182

	2022
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	12,214,344	151,852
Share buyback program	—	—	44,564,000	1,073,124
Exercise of long-term incentive plan	—	—	(2,377,494)	(21,452)
Cancellation of treasury stocks	(1,697,538)	(557)	(44,564,000)	(1,023,529)
Closing balance	—	—	9,836,850	179,995

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 19.61 during 2024.

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADSs backed by preferred shares (GGB). The acquisition started on May 6, 2022 and lasted 18 months. On November 3, 2023, the Company informed the market that the Share Buyback Program of its own issuance was completed. During its validity period, 44,564,000 preferred shares (GGBR4) were acquired at an average price of R$ 24.08 per share, corresponding to 81.0% of the Share Buyback Program and representing the amount of R$ 1,073,124.

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

On November 5, 2024, the Company’s Board of Directors approved the cancellation of 674,900 common shares and 29,000,000 preferred shares, with no par value, issued by the Company. Due to the cancellation of shares, the Company’s capital was divided into 719,956,830 common shares and 1,358,848,730 preferred shares, with no par value. The cancellation of shares was recorded against Investments and working capital reserve.

On January 20, 2025, the Company ended the share buyback program issued by the Company, disclosed in a material fact on July 31, 2024. During the period, 1,767,911 common shares (GGBR3) were acquired until December 31, 2024, at an average price of R$ 17.78 per share, and 68,000,000 Preferred Shares (GGBR4), of which 61,156,300 shares were acquired until December 31, 2024 and 6,843,700 shares were acquired between January 01, 2025 and January 20, 2025, at an average price of R$18.89 per share, corresponding to 100% of the Buyback Program. On the same date, the Company’s Board of Directors approved the cancellation of 1,093,011 common shares (GGBR3) and 25,000,000 Preferred Shares (GGBR4) issued by the Company, with no par value and not reduction in the amount of Capital. As a result of this cancellation of shares, the Company’s capital was divided into 718,863,819 common shares and 1,333,848,730 Preferred Shares, with no par value. The respective amendment to art. 4 of the Bylaws, to reflect the new number of shares, must be resolved at a General Meeting to be called in due course.

On January 20, 2025, the Board of Directors approved a new share buyback program with the objective of: (i) maximizing long-term value generation for shareholders through efficient management of the capital structure and meeting the long-term incentive programs of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale on the market. The number of shares to be acquired will be up to 63,000,000 Preferred Shares, representing approximately 5% of the outstanding Preferred Shares (GGBR4) and/or preferred-backed ADRs (GGB) and up to 1,500,000 common shares, representing approximately 10% of the outstanding common shares (GGBR3). The acquisition period begins on January 22, 2025, with a maximum term of 12 months, that is, until January 22, 2026, inclusive.

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

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2024
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes		(4,306)	(4,306)
Effects of interest changes in subsidiaries	—	(4,306)	(4,306)

	December 31, 2023
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(9,590)	(9,590)
Effects of interest changes in subsidiaries	—	(9,590)	(9,590)

	December 31, 2022
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	(33,845)	(19,761)	(53,606)
Effects of interest changes in subsidiaries	(33,845)	(19,761)	(53,606)

(i)  Other changes in subsidiaries without losing control, which may include among others, capital increases, other acquisitions of interests and dilutions of any nature.

f) Other reserves - Include: gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded regarding the long-term incentive plans.

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

	2024	2023	2022
Net income	4,566,317	7,501,565	11,425,512
Constitution of legal reserve	(228,316)	(318,142)	(545,251)
Constitution of the tax incentives reserve	—	(1,138,728)	(520,478)
Net income before dividends and interest on capital	4,338,001	6,044,695	10,359,783
Dividends and interest on equity based on income of the year	(1,460,635)	(2,466,503)	(5,749,906)
Dividend - adjustment in excess of the minimum estatutory undistributed	(203,445)	(174,952)	(332,712)
Total dividends	(1,664,080)	(2,641,455)	(6,082,618)
Net income before constitution of investments and working capital reserve	2,673,921	3,403,240	4,277,165
Constitution of investments and working capital reserve	(2,673,921)	(3,403,240)	(4,277,165)

The excess of retained earnings in relation to the capital will be the subject of a proposal by the Company’s management for capitalization to be submitted for deliberation by the Shareholders’ Meeting.

The dividends for the years 2024, 2023 and 2022 are presented below:

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2024
1st quarter	Dividends	0.28	2,103,618	5/15/2024	5/27/2024	589,013
2nd quarter	Dividends	0.12	2,104,147	8/9/2024	8/20/2024	252,498
3rd quarter	Dividends	0.30	2,063,748	11/18/2024	12/16/2024	619,124
4th quarter	Dividends	0.10	2,041,293	3/5/2023	3/14/2025	203,445
Proposed Dividends						1,664,080
Credit per share (R$)		0.80

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2023
1st quarter	Interest	0.51	1,749,090	05/15/2023	05/29/2023	892,056
2nd quarter	Dividends	0.43	1,749,522	08/18/2023	08/29/2023	752,172
3rd quarter	Dividends	0.47	1,749,522	11/17/2023	12/13/2023	822,275
4th quarter	Dividends	0.10	1,749,522	03/01/2024	03/12/2024	174,952
Proposed Interest and Dividends						2,641,455
Credit per share (R$)		1.51

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2022
1st quarter	Interest	0.57	1,707,829	05/16/2022	05/25/2022	973,542
2nd quarter	Dividends	0.71	1,693,994	08/15/2022	8/25/2022	1,199,713
3rd quarter	Dividends	1.73	1,663,560	11/21/2022	12/14/2022	2,877,957
3rd quarter	Interest	0.42	1,663,560	11/21/2022	12/14/2022	698,694
4th quarter	Dividends	0.20	1,663,560	03/14/2023	3/23/2023	332,712
Proposed Interest and Dividends						6,082,618
Credit per share (R$)		3.63

NOTE 24 — EARNINGS PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2024*
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,574,058	2,992,259	4,566,317
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 23 for number of shares)	720,527,899	1,369,712,176

Earnings per share (in R$) — Basic	2.18	2.18

	2023**
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	2,576,016	4,925,549	7,501,565
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 23 for number of shares)	720,631,731	1,377,906,016

Earnings per share (in R$) — Basic	3.57	3.57

	2022**
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	3,866,044	7,559,468	11,425,512
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	720,631,731	1,409,087,063

Earnings per share (in R$) — Basic	5.36	5.36

*   Adjusted retrospectively to take into account the effect of the increase in share capital with the issuance of Common Shares and Preferred Shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 23.

**  Adjusted retrospectively to take into account the effects of the increase in share capital with the issuance of Common Shares and Preferred Shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 23.

Diluted

	2024*	2023**	2022**
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,992,259	4,925,549	7,559,468
Add:
Adjustment to net income allocated to Preferred Shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	6,853	13,627	16,937
	2,999,112	4,939,176	7,576,405

Net income allocated to common shareholders	1,574,058	2,576,016	3,866,044
Less:
Adjustment to net income allocated to Preferred Shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(6,853)	(13,627)	(16,937)
	1,567,205	2,562,389	3,849,107

Diluted denominator
Outstanding shares
Common Shares	720,527,899	720,527,899	720,631,731
Preferred Shares
Weighted-average number of Preferred Shares outstanding	1,369,712,176	1,377,906,016	1,409,087,063
Potential increase in number of Preferred Shares outstanding in respect of long-term incentive plan of Gerdau	9,139,396	11,159,835	9,371,523
Total	1,378,851,572	1,389,065,851	1,418,458,586

Earnings per share — Diluted (Common and Preferred Shares)	2.18	3.56	5.34

*   Adjusted retrospectively to take into account the effect of the increase in share capital with the issuance of Common Shares and Preferred Shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 23.

**  Adjusted retrospectively to take into account the effects of the increase in share capital with the issuance of Common Shares and Preferred Shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 23.

The Company does not have instruments that have not been included in the calculation of earnings per share because they are antidilutive.

NOTE 25 — NET SALES

The net sales revenues for the year are composed of:

	2024	2023	2022
Gross sales	74,816,043	76,845,604	93,234,968
Taxes on sales	(5,634,075)	(5,884,335)	(8,372,931)
Discounts	(2,155,312)	(2,044,822)	(2,449,827)
Net sales	67,026,656	68,916,447	82,412,210

NOTE 26 — LONG-TERM INCENTIVE PLANS

●	Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2022	8,534,567
Granted	5,922,879
Cancelled	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,739,213
Share Bonus	2,910,064
Cancelled	(2,581,216)
Exercised	(4,093,375)
Balance on December 31, 2024	16,283,225

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company, being the amount of R$ 23.40 for the 2024 grant (R$ 25.16 for the 2023 grant). The grace period for the year is 3 years for grants made as from 2017. The costs with long-term incentive plans recognized in the income statement on December 31, 2024 were R$ 152,414 (R$ 157,979 and R$ 104,714 on December 31, 2023 and 2022, respectively).

As of December 31, 2024, the Company has a total of 36,419,068 Preferred Shares in treasury and, according to Note 23, these shares may be used for serving this plan.

NOTE 27 — SEGMENT REPORTING

	Business Segments
	2024
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	25,962,228	25,874,798	5,758,695	10,989,652	(1,558,717)	67,026,656
Cost of sales	(23,221,951)	(21,827,054)	(4,930,715)	(9,382,713)	1,539,017	(57,823,416)
Gross profit	2,740,277	4,047,744	827,980	1,606,939	(19,700)	9,203,240
Selling, general and administrative expenses	(833,110)	(641,914)	(177,189)	(273,109)	(241,297)	(2,166,619)
Other operating income (expenses)	(171,910)	13,357	12,453	49,348	(595,824)	(692,576)
Eletrobras compulsory loan recovery	—	—	—	—	100,860	100,860
Results in operations with joint ventures (note 3.4)	—	—	—	—	808,367	808,367
Reversal (Impairment) of financial assets	(26,757)	2,150	449	(6,708)	(44)	(30,910)
Impairment of assets	(199,627)	—	—	—	—	(199,627)
Equity in earnings of unconsolidated companies	—	332,262	—	32,740	99,465	464,467
Operational income before financial income (expenses) and taxes	1,508,873	3,753,599	663,693	1,409,210	151,827	7,487,202
Financial result, net	(539,752)	(35,903)	(893,215)	(300,785)	(253,832)	(2,023,487)
Income (Loss) before taxes	969,121	3,717,696	(229,522)	1,108,425	(102,005)	5,463,715
Income and social contribution taxes	(232,572)	(803,814)	91,339	(267,022)	347,416	(864,653)
Net income (Loss)	736,549	2,913,882	(138,183)	841,403	245,411	4,599,062

Supplemental information:
Net sales between segments	308,609	113,877	42,322	130,046	963,863	1,558,717
Depreciation/amortization	1,534,383	753,866	304,996	519,516	13,486	3,126,247

Investments in associates and joint ventures	—	2,848,654	—	277,522	1,096,141	4,222,317
Total assets	26,862,440	30,494,627	5,921,448	15,123,377	8,412,601	86,814,493
Total liabilities	7,540,923	2,886,421	1,361,551	3,081,543	13,770,269	28,640,707

	Business Segments
	2023
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	26,830,683	26,857,690	5,118,150	11,385,130	(1,275,206)	68,916,447
Cost of sales	(24,172,216)	(21,062,243)	(4,014,010)	(9,687,587)	1,352,064	(57,583,992)
Gross profit	2,658,467	5,795,447	1,104,140	1,697,543	76,858	11,332,455
Selling, general and administrative expenses	(868,530)	(629,852)	(137,203)	(281,302)	(290,749)	(2,207,636)
Other operating income (expenses)	(50,664)	(12,863)	34,604	(26,398)	566,351	511,030
Reversal (Impairment) of financial assets	(10,044)	(641)	(1,007)	(990)	1,954	(10,728)
Equity in earnings of unconsolidated companies	—	591,354	230,176	10,582	(4,506)	827,606
Operational income before financial income (expenses) and taxes	1,729,229	5,743,445	1,230,710	1,399,435	349,908	10,452,727
Financial result, net	(531,412)	173,862	(722,790)	(294,454)	268,672	(1,106,122)
Income (Loss) before taxes	1,197,817	5,917,307	507,920	1,104,981	618,580	9,346,605
Income and social contribution taxes	(293,344)	(1,243,406)	(170,516)	(262,627)	160,271	(1,809,622)
Net income (Loss)	904,473	4,673,901	337,404	842,354	778,851	7,536,983

Supplemental information:
Net sales between segments	59,300	152,186	45	134,453	929,222	1,275,206
Depreciation/amortization	1,695,487	620,934	195,030	482,144	53,617	3,047,212

Investments in associates and joint ventures	—	2,766,406	—	268,522	823,521	3,858,449
Total assets	23,788,261	22,589,796	4,428,996	11,885,419	12,192,672	74,885,144
Total liabilities	8,849,071	3,064,061	1,373,802	2,881,499	9,477,848	25,646,281

	Business Segments
	2022
		North America	South America	Special Steel	Eliminations and
	Brazil Operation	Operation	Operation	Operation	Adjustments	Consolidated
Net sales	32,971,136	31,098,937	7,179,691	13,626,418	(2,463,972)	82,412,210
Cost of sales	(27,083,063)	(22,694,132)	(5,532,144)	(11,185,898)	2,834,081	(63,661,156)
Gross profit	5,888,073	8,404,805	1,647,547	2,440,520	370,109	18,751,054
Selling, general and administrative expenses	(819,806)	(628,881)	(154,782)	(266,148)	(318,001)	(2,187,618)
Other operating income (expenses)	31,212	(14,902)	8,291	12,854	(1,184)	36,271
Reversal (Impairment) of financial assets	946	(3,219)	(81)	2,953	(680)	(81)
Equity in earnings of unconsolidated companies	—	884,437	277,108	9,243	(18,961)	1,151,827
Operational income before financial income (expenses) and taxes	5,100,425	8,642,240	1,778,083	2,199,422	31,283	17,751,453
Financial result, net	(669,951)	72,145	(819,625)	(270,552)	(204,443)	(1,892,426)
Income (Loss) before taxes	4,430,474	8,714,385	958,458	1,928,870	(173,160)	15,859,027
Income and social contribution taxes	(1,105,203)	(1,848,548)	(295,603)	(483,480)	(646,641)	(4,379,475)
Net income (Loss)	3,325,271	6,865,837	662,855	1,445,390	(819,801)	11,479,552

Supplemental information:
Net sales between segments	1,023,664	92,927	8,797	136,719	1,201,865	2,463,972
Depreciation/amortization	1,459,472	612,784	232,010	554,707	7,726	2,866,699

Investments in associates and joint ventures	—	2,428,237	1,060,770	256,813	150,698	3,896,518
Total assets	25,664,151	21,767,488	7,488,279	13,193,959	5,684,775	73,798,652
Total liabilities	8,801,615	3,843,178	2,668,313	2,601,359	9,585,994	27,500,459

As detailed in Note 3.4, in 2023, the South America segment also included joint ventures companies in the Dominican Republic and Colombia.

The main products sold in each segment are:

Brazil Segment: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Segment: rebar, bars, wire rod, light and heavy structural shapes.

South America Segment: rebar, bars and drawn products.

Special Steel Segment: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2024	2024	2024	2024
Net sales	29,267,373	5,827,807	31,931,476	67,026,656
Total assets	32,954,808	9,161,644	44,698,041	86,814,493

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2023	2023	2023	2023
Net sales	27,734,290	8,003,111	33,179,046	68,916,447
Total assets	32,811,578	7,386,237	34,687,329	74,885,144

				Geographic Area
	Brazil	Latin America (1)	North America (2)	Consolidated
	2022	2022	2022	2022
Net sales	36,416,581	8,294,142	37,701,487	82,412,210
Total assets	31,628,514	9,895,251	32,274,887	73,798,652
(1)	Does not include operations of Brazil
(2)	Does not include operations of Mexico

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

NOTE 28 — INSURANCE

Subsidiaries maintain insurance contracts with coverage determined by experts, taking into account the nature and degree of risk. The main insurance coverage contracted are:

Type	Scope	2024	2023
Assets	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	135,983,517	108,885,132
Business Interruption	Net income plus fixed expenses	23,241,981	25,316,332
Civil Liability	Industrial operations	879,307	687,465

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

29.1 Other assets Impairment test

As presented in Note 10, in the second quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, the tests performed on other long-lived assets identified losses due to non-recoverability in property, plant and equipment in the amount of R$ 199,627 in the Brazil segment, due to a recoverable value below the carrying amount. These losses were determined based on the difference between the carrying amount of assets and its recoverable amount, which represents their value in use (the greater of the fair value less disposal expenses or their value in use). These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income

In 2024, 2023 and 2022, no losses due to non-recoverability of other long-lived assets were identified, except for the loss described above.

The post-tax discount rates used for this test are the same as presented in Note 29.2 of the goodwill impairment test.

29.2 Goodwill impairment test

The Company has four operating segments, which represents the lowest level in which goodwill is monitored by the Company. Goodwill balances by business segment are presented in Note 11. In 2024, 2023 and 2022, no impairment losses were recognized for goodwill.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the 2024 test were: a) North America: 3% (3% in December 2023); b) Special Steel: 3% (3% in December 2023); c) South America: 3% (3% in December 2023); and d) Brazil: 3% (3% in December 2023).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.50% (10.25% in December 2023); b) Special Steel: 11.00% (11.00% in December 2023); c) South America: 14.75% (19.00% in December 2023); and d) Brazil 11.75%: (11.75% in December 2023). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 13.28% (12.99% in December 2023); b) Special Steel: 13.83% (14.04% in December 2023); c) South America: 22.14% (28.44% in December 2023); and d) Brazil: 15.16% (15.06% in December 2023).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 5,757 million (R$ 6,432 million in 2023); b) Special Steel: R$ 4,493 million (R$ 2,832 million in 2023); c) South America: R$ 1,435 million (R$ 749 million in 2022); and d) Brazil: R$ 2,761 million (R$ 1,678 million in 2022).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows. An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,106 million (R$ 5,075 million in 2023); b) Special Steel: R$ 3,495 million (R$ 2,067 million in 2023); c) South America: R$ 1,247 million (R$ 657 million in 2023); and d) Brazil: R$ 1,251 million (R$ 343 million in 2023).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,541 million (R$ 5,431 million in 2023); b) Special Steel: R$ 3,767 million (R$ 2,271 million in 2023); c) South America: R$ 1,326 million (R$ 702 million in 2023); and d) Brazil: R$ 1,692 million (R$ 719 million in 2023).

It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value exceeding the book value as shown below: North America: R$ 3,055 million (R$ 4,213 million in 2023); b) Special Steel: R$ 2,863 million (R$ 1,578 million in 2023); c) South America: R$ 1,149 million (R$ 614 million in 2023); and d) Brazil: R$ 311 million (lower than the book value by R$ 501 million in 2023).

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

NOTE 30 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2024	2023	2022
Depreciation and amortization	(3,126,247)	(3,047,212)	(2,866,699)
Labor expenses	(8,371,519)	(7,653,352)	(7,367,601)
Raw material and consumption material	(41,984,956)	(42,523,164)	(48,606,561)
Freight	(4,340,694)	(4,360,264)	(4,820,294)
Other expenses/income, net	(2,180,505)	(1,707,334)	(2,151,429)
	(60,003,921)	(59,291,326)	(65,812,584)
Classified as:
Cost of sales	(57,823,416)	(57,583,992)	(63,661,156)
Selling expenses	(762,560)	(716,195)	(733,026)
General and administrative expenses	(1,404,059)	(1,491,441)	(1,454,592)
Other operating income	306,426	1,033,506	246,313
Other operating expenses	(999,002)	(522,476)	(210,042)
Eletrobras compulsory loan recovery	100,860	—	—
Results in operations with joint ventures	808,367	—	—
Impairment of financial assets	(30,910)	(10,728)	(81)
Impairment of assets	(199,627)	—	—
	(60,003,921)	(59,291,326)	(65,812,584)

NOTE 31 — FINANCIAL INCOME

	2024	2023	2022

Income from short-term investments	353,481	543,507	392,445
Interest income and other financial income	372,673	359,512	213,917
Financial Income	726,154	903,019	606,362

Interest on debt	(796,933)	(840,069)	(964,607)
Monetary variation and other financial expenses	(711,406)	(556,720)	(598,551)
Financial Expenses	(1,508,339)	(1,396,789)	(1,563,158)

Adjustments due to hyperinflation in Argentina	(825,818)	(692,587)	(596,836)
Other exchange variations	(238,583)	(157,788)	(377,873)
Exchange Variation, net	(1,064,401)	(850,375)	(974,709)
Tax credits monetary update	—	253,002	—
Gains and losses on derivative financial instruments, net	(176,901)	(14,979)	39,079
Financial result, net	(2,023,487)	(1,106,122)	(1,892,426)

NOTE 32 – SUBSEQUENT EVENTS

I) On January 21, 2025, the Company, through its subsidiaries Gerdau Aços Longos S.A. and Sul Renováveis Participações S.A., entered into agreements with Atiaia Energia S.A. to acquire all of the shares of the companies Rio do Sangue S.A. and Paranatinga Energia S.A., holders, respectively, of the Small Hydroelectric Power Plants (SHPs) called Garganta da Jararaca and Paranatinga II, for approximately R$ 440 million. This amount is subject to adjustments based on cash and debt levels to be determined on the closing date, in accordance with the usual terms and conditions for transactions of this nature and established in the agreements. The acquisition price will be paid in cash, on the closing date, with available own resources. The closing is subject to the verification of usual conditions precedent for this type of transaction, including approval by the Brazilian competition authority. The Garganta da Jararaca and Paranatinga II SHPs are located in the state of Mato Grosso. The SHPs will supply renewable energy to Gerdau’s steel production units in Brazil, on a self-production basis. The acquisition of these assets is in line with Gerdau’s strategy of generating greater cost competitiveness in its business, increasing the self-production of clean energy, and in line with the decarbonization process already announced by the Company.

II) On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of the Gerdau Summit’s capital. The acquisition price, paid in cash with own resources, was approximately US$ 32.6 million (equivalent to R$ 188.6 million on the date of completion of the transaction), substantially equivalent to the equity value. Gerdau Summit is located in Pindamonhangaba, in the state of São Paulo, and produces cast and forged steel, especially for the production of cylinders and axles in the steel, aluminum, sugar and ethanol and energy sectors. The transaction is in line with the Company’s strategy of generating greater synergy between its businesses and offering higher value- added products and services to its customers. Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

III) On February 19, 2025, the Company informed its shareholders and the market in general that, starting with the release of the results for the first quarter of 2025, it will start to disclose the information and results of its business segments as follows:

●	Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil.
●	North America Segment: includes the long and special steel operations located in Canada and the United States and the joint venture located in Mexico;
●	South America Segment: includes the operations in Argentina, Peru and Uruguay.

With these changes, the information and results of the former Specialty Steel business segment, which included the specialty steel operations located in Brazil and the United States, will now be disclosed together with the other segments, according to their geographic location, as the Brazil business segment and the North America business segment, respectively.

This new format for disclosing information and results is in line with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics and local currencies of these operations, improving the presentation of Gerdau’s results in Brazil and North America, the main regions in which it operates.

**************************************