Form 20-F
period 2025-12-31
GERDAU S.A.
filed 2026-03-13
CIK 1073404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14878

GERDAU S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Dra. Ruth Cardoso, 8,501 – 8th floor São Paulo, São Paulo - Brazil CEP 05425-070
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

The total number of issued shares of each class of stock of GERDAU S.A. as of December 31, 2025 was:

717,782,619 Common Shares, no par value per share
1,283,097,330 Preferred Shares, no par value per share

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

☐ Yes   ☒ No

i

INTRODUCTION

Unless otherwise indicated, all references herein to:

(i)	“CPI” means consumer price index, “CDI” means Interbanking Deposit Rates (Certificados de Depósito Interbancário), “IGP-M” means Consumer Prices Index (Índice Geral de Preços do Mercado), measured by FGV (Fundação Getulio Vargas), “GDP” means Gross Domestic Product, “SOFR” means the Secured Overnight Financing Rate;
(ii)	“Installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;
(iii)	“Preferred Shares” and “Ordinary Shares” refer to the Company’s authorized and outstanding preferred stock and ordinary stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value;
(iv)	All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S. dollars”, “dollars”, “U.S.$” or “$” are to the official currency of the United States, (ii) “Euro” or “€” are to the official currency of members of the European Union, (iii) “billions” are to thousands of millions, (iv) “km” are to kilometers, and (vi) “tonnes” are to metric tonnes, which is equal to 1,000 kilograms or 2,204.62 pounds;
(v)	“proven” or “probable mineral reserves” have the meanings defined by SEC in Regulation S-K, ⸹229.1300;
(vi)	“Shipments” means the volumes shipped and “Consolidated shipments” means the consolidated volumes shipped from all our operations in Brazil, South America and North America, excluding our joint ventures and associate companies and intercompany transactions; and
(vii)	the “Company”, “Gerdau”, “we” or “us” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries.

The Company has prepared the Consolidated Financial Statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The following investments are accounted following the equity method: MRM Guide Rail, located in North America, is 50% owned by which Gerdau Ameristeel US Inc., the investment in Gerdau Corsa S.A.P.I. de C.V., in Mexico, in which the Company holds a 75% stake, the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 53.94% stake, the investment in Newave Energia S.A., in Brazil, in which the Company holds a 40% stake, the investments in Addiante S.A., in Brazil, in which the Company holds a 50% stake, the investment in Brasil ao Cubo S.A., in Brazil, in which the Company holds a 44.66% stake, the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which the Company holds a 27.48% stake; and the investment in MRS Logística S.A., in Brazil, in which the Company holds a 1.32% stake.

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company owns 100% of Gerdau Summit’s capital. Gerdau Summit, until then a joint venture, with this transaction became a subsidiary of the Company. On May 30, 2025, at the Extraordinary General Meeting, it was decided to incorporate Gerdau Summit into Gerdau S.A., without a capital increase and without the issuance of new shares by the Company, with effect from May 31, 2025.

On March 21, 2025, Sul Renovaveis Participações S.A acquired 100% of the shares of Rio do Sangue Energia S.A., previously held by Atiaia Energia S.A.

On April 11, 2025, Gerdau Aços Longos S.A. acquired 100% of the shares of Kloeckner Metals Brasil Ltda. (currently Comercial Gerdau Aços Planos Ltda.) previously held by Kloeckner &Co.SE.

On April 28, 2025, Gerdau Aços Longos S.A. acquired 100% of the shares of Paranatinga Energia S.A., previously held by Atiaia Energia S.A

On December 1, 2025, the Company completed the transaction with John Buller Inc. to acquire 50% of the total outstanding shares of Bradley. Upon closing the transaction, the Company came to own 100% of the share capital of Bradley.

Unless otherwise indicated, all information in this Annual Report is stated as of December 31, 2025.

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

It is possible that our future performance may differ materially from our current assessments due to several factors, including the following:

●	general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;
●	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;
●	our ability to obtain financing on satisfactory terms;
●	prices and availability of raw materials;
●	changes in international trade;
●	changes in laws and regulations, including economic policies of the Brazilian and U.S. governments;
●	electric energy shortages and government responses to them;
●	the performance of the Brazilian and the global steel industries and markets;
●	global, national and regional competition in the steel market;
●	protectionist measures imposed by steel-importing countries; and
●	other factors identified or discussed under “Risk Factors.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable, as the Company is filing this Form 20-F as an annual report.

ITEM 3.KEY INFORMATION

A.[RESERVED]

B.CAPITALIZATION AND INDEBTEDNESS

Not required, as the Company is filing this Form 20-F as an annual report.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required, as the Company is filing this Form 20-F as an annual report.

D.RISK FACTORS

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

Risks Relating to our Business and the Steel Industry

Cyclical and Global Economic Volatility in Steel Demand

The steel industry is highly cyclical and strongly influenced by global economic conditions. Fluctuations in demand, international prices, trade policies, and production overcapacity (particularly in major producing countries) create significant volatility in steel markets. Past events highlight this vulnerability: the (i) 2008–2009 global financial crisis led to a sharp decline in steel demand; (ii) the COVID-19 pandemic in 2020 caused severe disruptions before stimulus-driven recovery; and (iii) the U.S. tariff measures in 2025 further distorted trade flows and pressured international prices. These examples underscore how external shocks can quickly affect steel consumption, pricing, and global trade flows.

Global crises, economic slowdowns, geopolitical tensions, and downturns in key consuming sectors such as construction and automotive can depress demand and prices, increase imports, and disrupt trade. In such environments, the Company may face reduced shipments, lower revenues, and margin compression. If the Company is unable to remain competitive under these shifting market conditions, its profitability and overall financial condition may be adversely affected.

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

A significant portion of our operations are concentrated in North America. As a result, our exposure to economic, political, and regulatory conditions in these markets has increased year over year. Changes in economic activity, interest rates, trade policies, currency fluctuations, or other market conditions in North America could adversely affect our business, financial condition, and results of operations. The range of economic factors influencing their markets is broad and often unpredictable, thereby increasing the potential impact on our operations.

Additionally, rising energy costs, constrains on raw material availability, and foreign exchange rate fluctuations can increase our operational expenses and reduce margins. External factors such as economic downturns, changes in infrastructure spending, supply chain disruptions, and shifts in global trade policies, including protectionist measures and tariffs, may also adversely affect our operations.

Global economic weakness may prompt banks to limit or deny lending to us or to our customers, which could cause our customers to slow down or reduce their purchase of our products. This, in turn, could have a material adverse effect on our liquidity, operations, and our ability to carry out our announced capital investment programs.

We may experience longer sales cycles, difficulty in collecting sales proceeds and lower prices for our products. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, the prices of our securities, our ability to obtain financing and our results of operations and financial condition.

Global conflicts and sanctions may adversely affect our operations and financial condition.

Armed conflicts and geopolitical events may negatively impact demand for steel and iron ore, commodity prices, and energy costs. Sanctions imposed in connection with such conflicts, or any escalation thereof, could disrupt financial and commodity markets, restrict trade, and have long-lasting effects beyond the duration of the conflicts. These factors may materially and adversely affect our business, results of operations, and financial condition.

The continuing Russian invasion of Ukraine, conflict on the border between Israel and the Gaza strip, the U.S. attack in Iran, the ongoing economic, political and humanitarian crisis in Venezuela, and the sanctions imposed (and further sanctions that may be imposed) could have further destabilizing effects on financial markets and certain commodity markets. Any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact regionally and globally and could adversely impact the Company’s results of operations and financial condition.

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

In 2023, 2024 and 2025, steel companies in Brazil faced strong competition from imported products, mainly due to the global excess in steel production, culminating in an unhealthy market capture near the record highs, increasing the competitive imbalance, mainly driven by predatory steel imports from China. According to the Brazil Steel Institute, steel imports in Brazil reached 6.4 million tonnes in 2025, up 7.4% over 2024, which has harmed fair competition in the Brazilian markets where Gerdau operates in the country and impacted the Company’s results. Although Gerdau is a modern and highly efficient producer, the Company cannot compete with heavily subsidized imports, which may adversely affect the competitiveness of the industry, its financial condition, and results of operations in the future.

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

China is currently the world’s largest steel producer and has favorable conditions such as excess steel capacity, devalued currency and a job maintenance policy. In addition, the Chinese government subsidizes surplus steel production, exporting these volumes at prices below production costs in several countries in the transoceanic region that have not yet taken sufficient trade defense measures against trade practices that enable predatory steel imports, such as Brazil, and consequently pushing down international steel prices. Trade defense measures against predatory practices are legal and supported by the World Trade Organization. Some countries such as the United States, Mexico, Colombia, Turkey, Vietnam and the 27 countries of the European Union have adopted relevant measures to combat the entry of subsidized Chinese steel, strengthening their economies, their industries, and their jobs.

In 2025, steel imports in Brazil increased by 7.4% compared to 2024 and reached for the third straight year a record volume in the annual historical series, according to the Brazil Steel Institute. Over 2023,2024 and 2025, Gerdau faced again an increase in the penetration of imported steel in Brazil, particularly from China. For these reasons, players in the sector have been defending the need for a review of import tariffs in Brazil to ensure fairer and more competitive conditions for the national steel market. The Brazilian government partially addressed the steel sector since 2024 with a temporary hike of tariffs for some flat and long steel products utilizing a quota system, which proved insufficient so far. If the Brazilian government does not enhance measures against subsidized steel imports and the high level of imports continues without adequate measures that guarantee fair competition with the local market, Gerdau’s financial condition and results of operations may be negatively affected in the future. In addition to direct steel imports, the Brazilian industry also faces competition from imported finished products, which negatively affects the entire steel supply and production chain.

Higher steel scrap prices or a reduction in supply could adversely affect production costs and operating margins.

The main metal input for the Company’s mini mills is steel scrap. Although international steel scrap prices are determined essentially by scrap prices in the U.S., due to the United States being the main scrap exporter in the world, scrap prices in the Brazilian market are set by domestic suppliers and demand and by scrap exports to India, the main destination to Brazilian scrap exports. The price of steel scrap in Brazil varies from region to region and reflects supply, demand and transportation costs. Should scrap prices increase significantly without a corresponding increase in finished steel selling prices, the Company’s profits and margins could be adversely affected. An increase in steel scrap prices or a shortage in the supply of scrap to its units would affect production costs and potentially reduce operating margins and revenues. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

The Ouro Branco mill is the Company’s largest mill in Brazil, and its main metal input to produce steel is iron ore. This unit represented 55.2% of the total crude steel output (in volume) of the Brazil Business Segment in 2025. A shortage of iron ore in the domestic market may adversely affect the steel producing capacity of the Brazilian units, and an increase in iron ore prices could reduce profit margins.

The Company has iron ore mines in the Brazilian state of Minas Gerais. To mitigate its exposure to the volatility in iron ore prices, the Company invested in expanding the production capacity of these mines.

All the Company’s coking coal requirements for its Brazilian unit at Ouro Branco are sourced domestically or imported. Coking coal is the main energy input at the Ouro Branco mill and is used at the coking facility and blast furnaces. Although this mill is not dependent on coke supplies, a contraction in the supply of coking coal could adversely affect the integrated operations at this site. The coking coal used in this mill is imported from Colombia, the United States and Russia. A shortage of coking coal in the international market would adversely affect the steel producing capacity of the Ouro Branco mill. To minimize the risks of shortages the Company has secured volumes under long-term contracts with negotiable indexed or fixed prices. In addition, an increase in prices could reduce profit margins. Another related risk is the currency depreciation to which the Ouro Branco Mill is exposed, since all coking coal consumed by the operation is imported.

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

The Company has made investments to further enhance the productivity of its operations. These projects are subject to several risks that may adversely affect the Company’s growth prospects and profitability, including the following:

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

Throughout 2025, the Company implemented workforce reductions. These measures were primarily driven by the significant increase in predatory steel imports into the Brazilian market, which adversely affected domestic production levels.

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

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Advanced technological systems and machinery are nonetheless subject to defects, interruptions and breakdowns. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results. Although we have procedures in place to prevent and minimize the impact of a potential failure, including a data back-up system for our management systems, 24/7 monitoring of our servers, and a cybersecurity program that maintains a Corporate Information Security Policy and a Data Privacy Policy in place, there is no assurance that these will work properly or that there will not be an impact on our results of operations or financial condition.

In addition, our information technology systems and automated machinery may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses, cyber-attacks and other security breaches, including breaches of our production processing systems that could result in damage to our automated machinery, production interruptions or access to our confidential financial, operational or customer data. Any such damage or interruption could have a material adverse effect on our business results, including as a result of our facing significant fines, customer notice obligations or costly litigation, harming our reputation with our customers or requiring us to spend significant time and expense developing, repairing or upgrading our information technology systems and automated machinery.

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

We rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation, updating and independent third-party verification, that also includes specific policies, procedures, and specialized software tools for cybersecurity and data protection, our information technology systems, and those of our third-party providers, could become subject to employee error or malfeasance, natural disasters or be susceptible to cyberattacks. Network, system, application, and data breaches could result in operational disruptions or information misappropriation. Access to internal applications required to plan our operations, source materials, manufacture and goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions and/or misappropriation of information could result in lost sales, business delays, negative publicity and could have a material effect on our business. We also could be required to spend significant financial and other resources to remedy the damage caused by a security breach, including repairing or replacing networks and information technology systems, liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

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

Gerdau’s mineral resources refer to estimated quantities of iron ore and minerals. In 2023, Gerdau received the certification report for the iron ore reserves at the mine located in Miguel Burnier District, municipality of Ouro Preto (MG - Brazil). The report was prepared by the independent certifier SRK Consulting, and according to the report, the Company had certified reserves of 476 million dry metric tons of iron ore, comprised of 138 million tonnes of proven reserves and 338 million tonnes of probable reserves. These mining operations are part of Brazil Business Segment, with the focus on supplying iron ore for it.

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

Gerdau has one mining dam, downstream, for the disposal of tailings in the state of Minas Gerais, the Alemães Dam, which has been in operation since 2011 and is regularly monitored. In 2023, this structure had its construction methodology changed to downstream heightening from originally upstream heightening, and therefore fully complying with the Brazilian regulations. Furthermore, following Gerdau’s decision, the tailings disposal at the Dam was ceased by February 2023, and therefore the Company is disposing 100% of its tailings through dry stacking.

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

An accident involving any of these dams could have serious adverse consequences, including:

●	Temporary/permanent shutdown of mining activities and consequently the need to buy iron ore to supply mills;
●	High expenditures on contingencies and on recovering the regions and people affected;
●	High investments to resume operations;
●	Payment of fines and damages; and
●	Potential environmental impacts.

Any of these consequences could have a material adverse impact on the Company’s operating results, cash flow and financial condition.

Financial Risks

Any downgrade in the Company’s credit ratings could adversely affect the availability of new financing and increase its cost of capital.

In 2007, the international rating agencies, Fitch Ratings and Standard & Poor’s, classified the Company’s credit risk as “investment grade”, enabling the Company to access more attractive borrowing rates. During reviews in 2025, despite a lower local sovereign credit rating, the Company maintained its investment grade rating with S&P (BBB), Fitch (BBB) and Moody’s (Baa2) with Moody’s with stable outlook, reflecting the Company’s history of conservative capital allocation, combined with the expectation of robust operating performance throughout the year.

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

The Brazilian real appreciated against the US dollar by 5.3% in 2022 and by 8.0% in 2023. In 2024, the Brazilian real depreciated against the US dollar by 21.8%. In 2025, the Brazilian real appreciated against the US dollar by 11.1%. To date in 2026, the Brazilian real has appreciated against the US dollar by 6.4% by the beginning of March 2026.

The Company held debt denominated in foreign currency, mainly U.S. dollars, in an aggregate amount of R$ 8.0 billion on December 31, 2025, representing 56% of its consolidated gross debt (loans, financings, and debentures). Significant further depreciation in the Brazilian real in relation to the U.S. dollar or other currencies could reduce the Company’s ability to service its obligations denominated in foreign currencies, particularly since a significant part of its net sales revenue is denominated in Brazilian reais. As a result, the Company’s financial condition and results of operations may be adversely affected. See Note 15 - Short-Term Debt and Long-Term Debt in its Consolidated Financial Statements included herein for further details.

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

An example of that scenario is the steel import tariffs reinstated by the Trump administration in early 2025. Effective March 12, 2025, the administration mandated that steel imports from several countries—including Canada, Mexico, the European Union, Japan, South Korea, the United Kingdom, Argentina, Australia, and Brazil—be subject to a 25% tariff. Following the initial reinstatement, trade policy tightened further when these tariffs were increased to 50% in June 2025 (with the exception of the UK, which remained at 25% pending trade negotiations). This series of measures represented a significant shift in U.S. trade policy, moving away from negotiated agreements and exemptions toward a more universal tariff structure. These decisions aimed to curb surging imports, address circumvention concerns, and strengthen domestic steel production.

Gerdau believes that the trade defense measures aimed at strengthening the U.S. industry will influence greater capacity utilization and further improve the competitiveness of the Company’s operations in the U.S. The revised 50% import tariffs have addressed the exceptions resulting from Section 232, where previously only approximately 20% of the steel shipments imported to the United States were subject to tariffs. The current shift in U.S. trade policy is still developing, and therefore there are no assurances that the 50% tariffs favoring domestic steel production will not be lifted, altered, or significantly weakened—whether by legal challenges, new legislation, additional executive actions, or other means. However, a recent U.S. Supreme Court decision invalidating certain tariffs imposed under emergency economic powers is not expected to affect the steel tariffs implemented under Section 232. Nevertheless, if these tariffs were to be lifted or significantly weakened, it is likely that foreign steel imports would rise, leading to a decrease in U.S. steel prices. This change could have a significant negative impact on our revenues, financial performance, and cash flow. On the other hand, with the new tax on steel exports, Brazil could face a challenging period, especially as it is a major exporter of semi-finished products to the United States. In addition, Brazil could face increased imports due to higher tariffs in other markets and the ineffectiveness of the current quota-tariff system.

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

The Company expects operations overseas to be affected by future federal, state and municipal laws related to climate change, seeking to deal with the question of GHG and other atmospheric emissions. Thus, one of the possible effects of this increase in legal requirements could be an increase in energy costs. As a result, the Company’s financial condition and results of operations may be adversely affected.

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

One of the possible effects of the expansion of GHG emissions reduction requirements is an increase in costs, mainly resulting from the demand for renewable energy and the implementation of new technologies in the productive chain. On the other hand, demand is expected to grow constantly for recyclable materials such as steel, which, being a product that could be recycled numerous times without losing its properties, results in lower emissions during the lifecycle of the product.

On December 11, 2024, the carbon market in Brazil was regulated by law, establishing the Brazilian Emissions Trading System (SBCE). Penalties can be applied for non-compliance. The implementation will occur in five phases, starting with the regulation, and the last one being the full implementation, which is expected to take at least four years from the regulation date. Penalties can be applied for non-compliance once they are in force. At state levels, there are demands for accounting for the inventory of GHG emissions and reporting to regulatory bodies as well as discussions about decarbonization strategies.

In the U.S., future federal and/or state carbon regulation potentially presents impacts to our operations. To date, the U.S. Congress has not legislated carbon constraints, and near-term passage of any federal domestic carbon tax appears unlikely. In terms of a carbon tax on imported goods, the U.S. has not yet enacted a federal carbon border adjustment, but the issue is being considered in Congress. There are bipartisan bills and proposals in play that would impose fees on imports based on their carbon intensity, especially as other major economies (like the EU) have already adopted similar mechanisms. Passage is possible but unlikely in the near-term and likely to depend on negotiation with trade allies and industry stakeholders. Also, additional state regulations, such as those adopted in California, may impact Gerdau from 2026, imposing additional reporting obligations when the Company transacts business in these states.

The Inflation Reduction Act (“IRA”), passed by the U.S. Congress in August 2022. The 2025 Budget Reconciliation Bill significantly curtailed IRA clean energy tax credits, accelerating phase-outs for wind and solar, and imposing other restrictions that have contributed to renewable energy industry uncertainty and investment challenges. The renewable energy sector represents a significant and growing market for Gerdau’s products.

Mexico has advanced in consolidating its carbon market, through an Emissions Trading System (ETS) and it could affect our operations in the future.

The Brazilian Securities and Exchange Commission (CVM) has published resolutions referring to the adoption of IFRS S1 and S2 standards, which are part of the International Financial Reporting Standards (IFRS) issued by the International Sustainability Standards Board (ISSB). The standards are focused on the disclosure of information related to, respectively, sustainability and climate risks and opportunities, when it is financially material. The voluntary adoption of these standards began in January 2024, and mandatory adoption is scheduled for January 2026.

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

Legislation related to air quality and atmospheric emissions in Brazil influence management, monitoring, and reporting practices. Operations subject to these requirements must maintain full compliance, as noncompliance may lead to penalties and other regulatory consequences.

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

We have operations in Brazil and other countries in South America and North America. We face several risks and challenges inherent in conducting business internationally, where we are subject to a wide range of laws and regulations such as the Brazilian Anti-Corruption Law (Law 12,846/2013), Antitrust Law (Law 12,529/2011), the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery, anti-corruption and antitrust laws in other jurisdictions. In recent years, there has been an increased focus on corruption in Brazil and the investigation and enforcement activities of the United States under the FCPA and by other governments under similar laws and regulations. These laws generally prohibit corrupt payments to governmental officials and certain payments, gifts or remunerations to or from clients and suppliers.

Violations of these laws and regulations could result in fines, criminal penalties and/or other sanctions against the Company, our officers or our employees, requirements to impose more stringent compliance programs, and prohibitions on the conduct of the Company’s business and our ability to participate in public biddings. The Company may incur expenses and must recognize provisions and other charges in respect of such matters. In addition, the increased attention focused upon liability issues because of investigations, lawsuits and regulatory and environmental proceedings could harm our brand or otherwise impact the growth of our business. The retention and renewal of many of our contracts depend on creating a sense of trust with our customers and any violation of these laws and regulations may irreparably undermine that trust and may lead to termination of such relationships, as well as having a material adverse effect on our financial condition and results of operations. If any of these risks materialize, our reputation, strategy, international expansion efforts and our ability to attract and retain employees could be negatively impacted, and, consequently our business, financial condition and results of operations could be adversely affected.

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

On July 26, 2023, Fitch Ratings upgraded Brazil’s sovereign rating to “BB” from “BB-” and subsequently affirmed the rating at “BB” with a stable outlook in June 2025, citing the country’s resilient and diversified economy, strong external finances and deep local markets, balanced against fiscal challenges and rising government debt.

On December 19, 2023, S&P Global Ratings upgraded Brazil’s sovereign credit rating to “BB” from “BB-”, reflecting structural reforms and a strong external position. In June 2025, S&P affirmed Brazil’s “BB” rating with a stable outlook, supported by robust external accounts and domestic capital markets, although constrained by persistent fiscal deficits and a high debt burden.

On October 1, 2024, Moody’s Ratings upgraded Brazil’s long-term issuer and senior unsecured bond ratings to “Ba1” from “Ba2.” In May 2025, Moody’s affirmed the Ba1 rating but revised the outlook from positive to stable due to slower progress in addressing fiscal rigidities and concerns regarding debt affordability.

Therefore, Brazil remains rated below investment grade by the three main credit rating agencies. Over the next few years, potential fiscal deterioration, increasing debt levels or weaker policy credibility could result in rating downgrades or negative outlook revisions. Conversely, continued structural and microeconomic reforms, sustained economic growth, and progress in stabilizing fiscal accounts and debt dynamics could support future rating upgrades.

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

Recent developments underscore the persistence of political instability in Brazil. The lead-up to the 2026 presidential elections has been marked by heightened polarization, frequent disputes between different branches of government, and uncertainty regarding the direction of future economic and industrial policies. These dynamics may affect regulatory frameworks, trade relations, and infrastructure investments that are critical to the steel industry. In particular, changes in government priorities or delays in policy implementation could impact demand for steel in construction and manufacturing, as well as alter the competitive landscape through adjustments in taxation, environmental regulation, or labor policies. Such instability may reduce investor confidence, increase market volatility, and adversely affect the Company’s operations and financial performance.

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

By having such power, the controlling shareholder can make decisions that may conflict with the interest of the Company and other shareholders, which could adversely affect the financial condition and the results of operations of the Company. Nonetheless, it should be noted that the controlling shareholder has responsibilities under the Brazilian Corporations Law (Law No. 6,404/76, which impose a duty to prevent the adoption of decisions that may lead in this direction, and such conflict-of-interest matters are also addressed in the Company’s Related Parties Policy.

The loss of members of the senior management and executives of the Company can have an adverse impact on the business.

Gerdau has various programs to attract, incentive and retain its senior management and executives, backed up by an inclusive and diverse culture. The Company also carries out evaluations of performance, potential and readiness for advancement to senior management and executives. Gerdau’s ability to remain competitive depends to a large degree on the continuity of efforts and services rendered by its senior management and executives. The loss of members of the senior management and executives can impact the Company’s business, since it can negatively affect our capacity to develop and implement our strategy, adversely impacting our operations and our financial and operating condition, possibly impacting investors’ investment decisions. Some senior management and executives have left Gerdau in the past and others may do so in the future, such that we cannot predict the impact of the departure of senior management or executives or the consequences on the achievement of our business objectives.

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

A.HISTORY AND DEVELOPMENT OF THE COMPANY

Gerdau S.A. is a Brazilian corporation (Sociedade Anônima) that was incorporated on November 20, 1961, under the laws of Brazil. Its main registered office is located at Av. Dra. Ruth Cardoso, 8501 – 8th floor, São Paulo, SP, Brazil, and the telephone number is +55 (11) 3094 6300. Gerdau’s shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

Recent History

The Company is the product of several corporate acquisitions, mergers and other transactions dating back to 1901. The Company began operating in 1901 as the Pontas de Paris nail factory controlled by the Gerdau family based in Porto Alegre, who is still the Company’s indirect controlling shareholder. In 1969, Pontas de Paris was renamed Metalúrgica Gerdau S.A., which today is the holding company controlled by the Gerdau family and the parent company of Gerdau S.A.

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

Steel Industry

The world steel industry is composed of hundreds of steel producing facilities and is divided into two major categories based on the production method utilized: integrated steel mills and non-integrated steel mills, sometimes referred to as “mini mills.” Integrated steel mills normally produce steel from iron oxide, which is extracted from iron ore melted in blast furnaces, and refine the iron into steel, mainly using basic oxygen furnaces or, more rarely, electric arc furnaces. Non-integrated steel mills produce steel by melting in electric arc furnaces scrap steel, which occasionally is complemented by other metals such as direct-reduced iron or hot-compressed iron. According to World Steel, in 2024 (the most recent year for which information is available), 29.3% of the total crude steel production in the world was through electric furnaces (non-integrated process), 70.5% was through basic oxygen furnaces (integrated process) and the remaining 0.3% in other processes.

Crude Steel Production by Process in 2024*

	Crude Steel
	Production
	(in million	Production by Process (%)
Blast Furnace	tonnes)	Mini mill	Integrated
World	1,887	29.3	70.5
China	1,005	10.2	89.8
India	149	58.8	41.2
Japan	84	26.2	73.8
U.S.A.	79	71.6	28.4
Russia	71	32.6	65.2
S. Korea	64	27.8	72.2
Turkey	37	70.0	30.0
Germany	37	29.0	71.0
Brazil	34	23.5	75.2

Source: World Steel / Steel Statistical Yearbook 2025

*Most recent year for which information is available.

Over the past 10 years, according to World Steel, total annual crude steel production has grown from 1,676 million tonnes in 2014 to 1,887 million tonnes in 2024, an increase of 12.6%.

The main factor responsible for the increase in the demand for steel products has been China. Since 1993, China has become the world’s largest steel market and currently consumes more than half as much as the rest of the world.

Crude Steel Production (in million tonnes) *

Source: World Steel / Steel Statistical Yearbook 2025

*Most recent year for which information is available

China continues to rebalance its economy toward a more consumption-driven growth model. GDP growth was broadly aligned with government expectations, and despite continued credit injections into the construction and infrastructure sectors, steel consumption declined for the fourth consecutive year. In 2024, China’s share of world steel production was 53% of world total crude steel.

Crude Steel Production by Country in 2024 (million tonnes) *

Source: World Steel / Steel Statistical Yearbook 2025

*Most recent year for which information is available

The Brazilian Steel Industry

According to World Steel Association, in 2025 Brazil was the world’s 9th largest producer of crude steel, with a production of 33.3 million tonnes, a 1.8% share of the world market. In South America, Brazil represented approximately 80.2% of the total steel production in 2025.

According to Instituto Aço Brasil, in 2025 the total of Brazilian steel products sales was 31.9 million tonnes. The breakdown of total sales was 67.1% or 21.4 million tonnes of flat steel products, formed by domestic sales of 12.4 million tonnes and exports of 8.9 million tonnes. The remaining 32.9% or 10.5 million tonnes represented sales of long steel products, which consisted of domestic sales of 8.8 million tonnes and exports of 1.7 million tonnes.

Breakdown of Total Sales of Brazilian Steel Products (million tonnes)

Source: Instituto Aço Brasil

Domestic demand — Historically, the Brazilian steel industry has been affected by significant variations in domestic steel demand. Although domestic consumption varies in accordance with Gross Domestic Product (GDP), variations in steel consumption tend to be more accentuated than changes in the level of economic growth. In 2025, the Brazilian GDP increase was 2.3%, while steel consumption grew by 2.6%.

Exports and imports — Over the past 20 years, the Brazilian steel industry has been characterized by a structural need for exports. The Brazilian steel market has undergone periods of excess capacity, cyclical demand and intense competition in recent years. Demand for finished steel products has lagged the total supply (total production plus imports).

In 2025, Brazilian steel exports totaled 10.7 million tonnes, representing 33.5% of total sales (domestic sales plus exports). Brazil has performed an important role in the steel export market, mainly as a supplier of semi-finished products (slabs, blooms and billets) for industrial use or for re-rolling into finished products. Brazilian exports of semi-finished products totaled 8.5 million tonnes in 2025, 8.9 million tonnes in 2024 and 9.3 million tonnes in 2023, representing 80.0%, 81.9% and 80.1% of Brazil’s total exports of steel products, respectively. Brazil was the second largest exporter of steel to the United States in 2025. In 2025, when the quota for Brazilian products under Section 232 ended, exports to the U.S. were no longer subject to quantitative restrictions, and importers began paying the 25% tariff, consistent with other exporting countries. As a result, exports to the U.S. in 2025 were 7.7% higher over 2024. However, prices declined by 16% compared to 2024 for Brazilian slabs, reflecting direct competition with lower-priced products of Asian origin.

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

North American Steel Industry

According to World Steel Association, in 2025 U.S. was the 3rd largest global steel producer (4th in 2024), with 81.9 million metric tons. Mexico holds the 15th position, contributing 13.5 million metric tons. Canada has the 17th spot, manufacturing 11.5 million metric tons.

Crude Steel Production by North American Countries (million tonnes)*

Source: World Steel / Steel Statistical Yearbook 2025

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

In response to these import practices, the U.S. supported the domestic industry through Section 232 tariffs—initially set at 25% in March 2018 for national security reasons. Over time, these were largely replaced by bilateral agreements: Australia was exempted, while South Korea, Brazil, and Argentina negotiated hard-cap quotas. By 2019, tariffs were removed for Canada and Mexico in favor of volume monitoring. Additionally, Section 301 tariffs targeting Chinese steel were established in 2018 and maintained through the Biden administration. In 2022, the 25% tariffs for the EU, UK, and Japan were transitioned into tariff-rate quotas, which defined the trade landscape until the recent universal reinstatements.

On February 18, 2025, a proclamation was issued announcing the termination of existing 232 exception agreements with several countries, including Canada, Mexico, the European Union, Japan, South Korea, the United Kingdom, Argentina, Australia, and Brazil. The document underscored national security concerns regarding the surge in steel imports, which adversely affected U.S. domestic production driving the steel industry’s capacity utilization below the critical 80% level, necessary for sustaining production capabilities for national security. Additionally, the measure aimed at addressing transshipment and further processing of steel from restricted countries, such as China, through Mexico and other exempted nations. Imports from Ukraine, previously exempted, are also now subject to tariffs, as the exemption was found to primarily benefit EU producers rather than Ukraine. Furthermore, certain derivative steel products not originally covered by the 2018 tariffs are now subject to the 25% duty. The previous system allowing U.S. importers to request exemptions for specific steel products was also terminated, with no further exclusions permitted to prevent loopholes that could undermine the tariffs’ intended objectives. In June 2025, President Trump announced that Section 232 steel tariffs were being increased to 50% (with the exception of the UK, which remained at 25%).

Finally, the shift in U.S. trade policy is still developing, and therefore there are no assurances that the reimposed 50% tariffs expected to favor the domestic steel production will not be lifted, altered, or significantly weakened – whether by legal challenges, new legislation, additional executive actions, or other means – it is likely that foreign steel imports will rise, leading to a decrease in U.S. steel prices. This change could have a significant negative impact on our revenues, financial performance, and cash flow.

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

Gerdau holds significant market share in the steel industries of almost all countries where it operates and was classified by World Steel Association as the world’s 33rd largest steel producer based on its consolidated crude steel production in 2024, the most recent year for which information is available.

Gerdau operates steel mills that produce steel in blast furnaces and in electric arc furnaces (EAF). In Brazil it operates three integrated steel mills, including its largest mill, Ouro Branco, located in the state of Minas Gerais. Gerdau currently has a total of 29 steel producing facilities globally.

As of December 31, 2025, Gerdau’s total consolidated installed annual capacity, excluding investments in joint ventures and associate companies, was approximately 15.7 million tonnes of crude steel and 15.0 million tonnes of rolled steel products. The Company had total consolidated assets of R$ 81.7 billion, shareholders’ equity (including non-controlling interests) of R$ 53.8 billion, consolidated net sales of R$ 69.9 billion and total consolidated net income (including non-controlling interests) of R$ 1.4 billion for the year ended December 31, 2025.

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

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

●	Brazil Segment*: includes the long, flat and special steel operations and the iron ore operation located in Brazil and joint ventures and associated companies located in Brazil;
●	North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint ventures located in Canada and Mexico;
●	South America Segment**: includes the operations in Argentina, Peru and Uruguay.

With these changes, the information and results of the former Special Steel Segment, which included the special steel operations located in Brazil and the United States, are now disclosed jointly with the other segments, according to their geographic location, as the Brazil Segment and the North America Segment, respectively.

This new format for disclosing information and results is in line with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics and local currencies of these operations, improving the presentation of Gerdau’s results in Brazil and North America, the main regions in which it operates. The comparative information of the segments presented in these Financial Statements has been adjusted to reflect this new composition.

*On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of the Gerdau Summit’s capital Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

**In January 2024, Gerdau announced the sale of its stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp. and their subsidiaries, which were part of the South America Business Segment.

The following tables present the Company’s consolidated shipments in tonnage, net sales, and production by Business Segment for the periods indicated:

Shipments

Gerdau S.A.
Shipments by Business Segments (1)
(1,000 tonnes)	2025	2024	2023
TOTAL	11,360	10,984	11,323
Brazil	5,833	5,667	5,740
North America	4,999	4,569	4,735
South America	1,111	1,010	1,125
Eliminations and Adjustments	(313)	(261)	(278)

(1) The information does not include data from associate and joint ventures.

Net Sales

Gerdau S.A.
Net Sales by Business Segments (1)
(R$ million)	2025	2024	2023
TOTAL	69,859	67,027	68,916
Brazil	29,688	30,218	31,196
North America	35,787	31,931	33,179
South America	5,561	5,759	5,118
Eliminations and Adjustments	(1,178)	(881)	(576)

(1) The information does not include data from associate and joint ventures.

Production

Annual production (1)
(million tonnes)	2025	2024	2023
Crude Steel Production	12,127	11,702	11,557
Rolled Steel Production	10,707	10,226	10,469
Iron Ore Production	3,717	4,484	5,435

(1) The information does not include data from associate and joint ventures.

Brazil Business Segment

The Brazil Business Segment has annual production capacity of approximately 7.9 million tonnes of crude steel and 8.2 million tonnes of finished steel products. This Business Segment minimizes delays by delivering its products directly to customers through outsourced companies under Gerdau’s supervision. Sales trends in both the domestic and export markets are forecasted monthly. The Brazil Business Segment uses a proprietary information system to stay up to date on market developments so that it can respond swiftly to fluctuations in demand. Gerdau considers its flexibility in shifting between markets (Brazilian and export markets) and its ability to monitor and optimize inventory levels for most of its products in accordance with changing demand as key factors to its success.

In 2025, crude steel production decreased 2.9% compared to 2024, reflecting the fierce competitive local environment, notably due to the growing share of imported steel and new capacity entrants in Brazil.

The Company directed 78.1% of its shipments in the Brazil Business Segment to the domestic market in 2025, which represents -3.2 p.p versus 2024. However, its domestic market volumes remained impacted by the excessive importation of steel into the country in 2025, creating a predatory competition dynamic with the local industry. On the other side, even with steel tariff escalation abroad, Brazil Business Segment exports grew 21% in volume versus 2024 and contributed to the dilution of fixed costs and operational leverage for the period, representing 21.9% of Gerdau’s shipments. Despite the resilience of the construction sector, in both the retail segment and direct sales to contractors, industries like manufacturing showed mixed results with gains in light vehicles and declines in sectors like heavy trucks, road transport equipment and white goods.

Gerdau’s mineral assets were incorporated to its business through the acquisition of lands and mining rights of Grupo Votorantim, in 2004, encompassing the Miguel Burnier, Várzea do Lopes, and Gongo Soco compounds, located in the iron producing region in the state of Minas Gerais, Brazil. From 2004 to 2019, several geological surveys (drilling and superficial geological mapping) were conducted to obtain further information on the acquired resources. As part of that undertaking, in 2023 Gerdau received a report prepared by SRK Consulting, certifying the reserves of Miguel Burnier mine. According to the conclusions of the report, the Company now holds certified reserves of 476 million metric tonnes (Dry metric tonnes) of iron ore. For more information, see Item 3.D –“Risk Factors ⸺ Risks Relating to our Mining Operations ⸺ Estimates of Gerdau’s mineral resources are based on interpretations and assumptions, involving a level of uncertainty, and may differ substantially from the quantities that can be extracted.”

North America Business Segment

The North America Business Segment has annual production capacity of approximately 6.9 million tonnes of crude steel and 6.0 million tonnes of finished steel products. It has a vertically integrated network of 10 steel units, scrap recycling facilities and downstream operations. The North America Business Segment’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, energy, cellular and electrical transmission, metal construction fabrication, and equipment fabrication. Most of the raw material feed stock for the mini mill operations is recycled steel scrap.

The mills of this business operation manufacture and commercialize a wide range of steel products, including steel reinforcement bars (rebar), merchant bars, structural shapes, beams, piling, and special sections. Some of these products are used by the downstream units to make products with higher value-added, which consists of railroad spikes, super light beam processing, elevator guide rails, grinding balls and solar piles.

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

In 2025, crude steel production and steel shipments in North America were 11.5% and 9.4% higher than in 2024, respectively, evidencing not only the improved momentum of the local industry, driven by declining imports following the reinforcement of tariffs, but also the enhancement of position in key markets and the growing share of higher value-added products and solutions. Steel shipments in 2025 were positively impacted by a strong customer preference for domestic steel, and by increasing demand from end-market sectors such as Data Centers and Renewable Energy.

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

Steel production and shipments in 2025 increased by 5.0% and 10.0%, respectively, compared to 2024 fueled by increased volumes in the three countries where we operate. However, the key sectors served still showed weaker demand throughout the year. In Argentina, civil construction activity levels hit all-time lows, while in Uruguay, infrastructure works remained halted. On the other hand, in Peru, the order backlog remained resilient, driven by demand from the civil construction distribution sector

Exports

In 2025, the steel industry worldwide faced an increase in trade defense measures against predatory suppliers, as China’s finished steel exports hit an all-time record of 119M mt. More than ever, countries and blocs are trying to protect their local production and industries by promoting a trade war, like the import tariff increase from 25% to 50% made by the current United States government under Section 232.

With this scenario, world crude steel production contracted 2% year over year in 2025, according to recently published data from the World Steel Association. Increases in India (10.4%), Vietnam (12.2%), US, Turkey and Italy (~3%) were not enough to offset the decline in China (4.4% YoY,) as well as decreases in the other five of the top 10 steel-producing countries. Also, according to World Steel, demand for steel was set to remain stable at 1,749Mt in 2025, with China accounting for 50.8% of apparent consumption.

Gerdau’s focus remains primarily on the Americas, with increased sales to Europe concentrated mainly on higher value-added products. With the end of steel import quotas in the United States, North America’s share grew significantly in the first half of the year compared to the previous period. The table below presents Gerdau’s Brazilian exports by destination for selected periods:

Exports of Gerdau
by Destination (%)	2025	2024	2023	2022	2021	2020
Total including shipments to subsidiaries (1,000 tonnes)	1,185	966	1,004	928	714	825
Africa	1%	—%	—%	4%	—%	2%
Central America	22%	37%	43%	28%	12%	21%
North America	24%	17%	8%	4%	9%	3%
South America	41%	42%	44%	56%	61%	54%
Asia	2%	—%	—%	5%	17%	17%
Europe	10%	4%	5%	23%	1%	3%
Middle East	—%	—%	—%	—%	—%	—%

The company remains focused on serving strategic markets that contribute to the overall performance of its operations, continuously assessing the impacts and opportunities arising from the persistent volatility of the international political and economic environment.

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

Flat Products

The Ouro Branco unit produces cast slabs, which are rolled into flat products, such as hot-rolled coils, which are sold in the domestic market, and heavy plates, which are sold in the domestic and export markets. The Company, through its distribution channel and direct sales, distributes these hot-rolled coils and heavy plates, which adds more value through additional processing at flat steel service centers.

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

The following table presents the main products and the contributions to net revenue and net income by Business Segment for the periods shown (consolidated):

	Brazil			North America			South America			Eliminations and Adjustments
	Rebars, merchant bars, beams, drawn
	products, billets, blooms, slabs, wire
	rod, structural shapes, hot rolled coil,			Rebars, merchant bars, wire rod, light			Rebar, merchant bars and
Products	heavy plate and iron ore.			and heavy structural shapes.			drawn products.
Year	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net Sales (R$ thousand)	29,687,978	30,217,819	31,195,557	35,787,268	31,931,433	33,179,048	5,561,450	5,758,695	5,118,150	(1,178,164)	(881,291)	(576,309)
% of Consolidated Net Sales	42.5%	45.1%	45.3%	51.2%	47.6%	48.1%	8.0%	8.6%	7.4%	(1.7)%	(1.3)%	(0.8)%

Production Process

In Brazil, the Company has a decentralized production process, using both mini mills and integrated facilities. In general, the Company has used the mini mill model to produce steel products outside of Brazil.

Semi-integrated Process (Mini-mills)

The Company operates 27 mini-mills worldwide, 11 located in Brazil, 13 in North America and 3 in South America. Mini-mills recycle steel scrap and are equipped primarily with electric arc furnaces that can melt steel scrap and produce steel products at the required specifications requested by customers. After loading the furnace with a preset mixture of raw material (i.e., steel scrap), electric power is applied in accordance with a computer-controlled melting profile. The Company’s mini mill production process generally consists of the following steps: obtaining raw material (steel scrap), melting, casting, rolling, and drawing. The basic difference between this process and the integrated mill production process described below is in the first processing phase, i.e., the steelmaking process. Mini mills are smaller plants than integrated facilities and the Company believes they provide certain advantages over integrated mills, including:

●	Be a recycling process;
●	Lower greenhouse gas emissions;
●	Lower capital costs;
●	Lower operational risks due to the low concentration of capital and installed capacity in a single production plant;
●	Proximity of production facilities to raw-material sources;
●	Proximity to local markets and easier adjustment of production levels; and
●	More effective managerial structure due to the relative simplicity of the production process.

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

To monitor and reduce logistic costs, Gerdau employs tailored solutions for various transportation modes, including road, rail, sea and cabotage, as well for terminals, technology and equipment. Gerdau stands out as one of the Brazilian industries with the greatest participation in multimodal transportation, aligned with our effort to reducing our carbon footprint. The Company is committed to continuously improving its performance by receiving raw materials and delivering products to its customers of designated ports. As part of this effort, Gerdau develops and maintains long-term relationships with logistic suppliers specializing in delivering raw materials and steel products.

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

The Company operates in the flat steel market only in Brazil through the Ouro Branco mill that produces slabs, which are used to roll flat products such as hot-rolled coils and heavy plates. The Company distributes these hot-rolled coils to which it adds further value through additional processing at its flat steel service centers.

The Company produces special and stainless steel used in tools and machinery, chains, fasteners, railroad spikes, special coil steel, grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products that are made on demand for the Company’s customers at its special steel units in Brazil and United States.

Competitive Position — Brazil

The Brazilian steel market is very competitive. In the year ended December 31, 2024 (most recent information), ArcelorMittal Brasil and the Company were the two largest Brazilian crude steel producers, according to the Brazilian Steel Institute (IABr - Instituto Aço Brasil).

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

Besides the local competitors, the Company has been facing substantial competition from long and flat steel products imports, mainly coming from China. According to the Brazil Steel Institute, the steel import penetration rate in Brazil reached 21% in 2025, 60% above the average of the last ten years, while the import volume in 2025 was 7.4% higher than in 2024, increasing the local competitive imbalance, chiefly due to steel imports under predatory competition conditions. Although the Company is a modern and highly efficient producer, it cannot compete with heavily subsidized imports, which directly affect the competitiveness of its industry.

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

Although international ferrous scrap prices suffer high influence by the U.S. domestic market (since the United States is the largest scrap exporter), the price of ferrous scrap in Brazil varies from region to region and is influenced by supply, demand and transportation costs.

Brazil Segment — The Company’s Brazilian mills use scrap and pig iron purchased from local suppliers. Due to the nature of the raw materials used in its processes, Gerdau acquires scrap from the domestic market in accordance with the operational requirements of its mills. Scrap for the Brazilian operation is priced in Brazilian reais; thus input prices are not directly affected by currency fluctuations.

Due to its size, the Ouro Branco mill has developed over the last few years a strategy to diversify its raw materials, which are supplied through various types of contracts and from multiple sources, which include: (i) coking coals imported from Colombia, the United States and Russia as well as petroleum coke purchased from Petrobras; (ii) ferroalloys, of which around 90% are purchased in the domestic market; and (iii) iron ore, which is mainly produced from its own mines and partially supplied by mining companies, most of them strategically located close to the plant.

North America Business Segment — The main input used by the Company’s mills in North America is ferrous scrap, and it has consistently obtained adequate supplies of raw materials, not depending on a small number of suppliers. Since the United States are one of the largest scrap exporters in the world, the prices of this raw material, in the country, may fluctuate according to domestic supply vs. global demand. In September 2024 Gerdau acquired the assets of Dales Recycling Partnership, a company engaged in the operation, processing, and recycling of ferrous and non-ferrous scrap with an annual capacity to process approximately 160,000 tons of ferrous and non-ferrous scrap. This acquisition aims to increase Gerdau’s captive ferrous scrap in North America through proprietary channels, supplying raw materials at a competitive cost.

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

Brazil Business Segment — The price of steel scrap in Brazil varies by region and reflects local supply, demand and transportation costs. The Southeast is the country’s most industrialized region and generates the highest volume of scrap. Due to the high concentration of players in this region, competition is more intense.

In Brazil, Gerdau has five scrap shredders, including mega-shredder at the Cosigua mill in Rio de Janeiro and at the Araçariguama mill in Sao Paulo, with capacity to process scrap in volumes superior to 200 vehicles per hour. The Company will start a new mega shredder at the Pindamonhangaba mill by 2026.

North America Business Segment — Ferrous scrap is the main raw material. The availability of this input varies according to the level of economic activity, seasonality, export levels, climatic conditions and price fluctuations. Of the thirteen units in the North America Business Segment, five of them have shredders on-site. Considering that not all the scrap consumed comes from their yards, the rest of the demand is guaranteed through direct acquisitions or via resellers who originate and prepare the scrap.

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

Pig Iron and Sponge Iron

Brazil is an exporter of pig iron. Most of Brazil’s pig iron is produced in the state of Minas Gerais by small producers. Pig iron is an important component of the metallic charge in steelmaking complementing scrap in the mix. The price of pig iron follows domestic and international demand, and its cost production is basically composed by reducers and minerals.

In North America, the availability of scrap plays an important role for our operations. Sponge iron and pig iron are used in limited quantities to produce steels with specific characteristics.

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

Iron ore consumption in Gerdau mills in Brazil amounted to 6.3 million tonnes in 2025, partially supplied by mining companies adjacent to the steel plants and partially supplied by Gerdau’s mines.

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

In Brazil, electricity is currently supplied to the Company’s industrial units under one type of contracts:

●	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer”, are used by the following units: Açonorte, Araçariguama, Araucária, Caucaia, Charqueadas, Cosigua, Cearense, Ouro Branco, Divinópolis, Barão de Cocais, Riograndense, São José dos Campos, Cumbica, Cotia, Pindamonhangaba, Mogi das Cruzes, Várzea do Lopes, Miguel Burnier, São Caetano do Sul, Sete Lagoas and Usiba. The load of these units is served by a portfolio of contracts and by self-generation. The power supply contracts are entered into directly with generation and/or distributing companies at prices that are pre-defined and adjusted in accordance with conditions pre-established by the parties. The transmission and distribution rates are regulated and revised annually by ANEEL (Regulatory agency for the electricity sector in Brazil).

In the Ouro Branco mill approximately 25% of the electricity consumed is generated internally. As a result, this makes the plant have significantly lower exposure to the energy market than mini mills.

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

●	Gerdau holds a 40% stake in Newave Energia. As a result, the Company consumes 40% of the energy generated from the Solar Arinos (approximately 45 average megawatts) and will acquire approximately 23 MWm from four Barro Alto SPEs of Newave Energia, when they start operations.
●	Gerdau has entered into agreements to fully acquire 100% of three other SPEs of the Barro Alto Solar Park (Barro Alto V, Barro Alto VI and Barro Alto VII), thereby obtaining the right to all the energy to be generated by them, estimated at approximately 43 average megawatts (MWm)
●	Barro Alto Solar Park is scheduled to start operations in 2026.
●	On January, 21, 2025, Gerdau has entered into contracts for the acquisition of Small Hydroelectric Plants (SHPs) named Garganta da Jararaca and Paranatinga II. The SHPs Garganta da Jararaca and Paranatinga II are located in the state of Mato Grosso, and each has an installed capacity of 29MW, with an average of 21MW and 17MW of assured energy, respectively.

In Brazil, natural gas is currently supplied to the Company’s industrial units under two types of contracts:

●	Contracts in the Regulated Contractual Environment, in which the Company is a “Captive Consumer”, are used at the following units: Açonorte, Araucária, Caucaia, Cearense, Mogi das Cruzes and São José dos Campos.
●	Contracts executed in the Free Market Environment, in which Gerdau is a “Free Consumer,” are used by the following units: Ouro Branco, Cosigua, Charqueadas, Rio Grandense, Araçariguama, Pindamonhangaba and Cilindros.

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

Given this level of quality management, mills are ISO 9001certified, and certain mills have additional certifications such as but not limited to IATF 16949 (Automotive Industry), ABS (American Bureau of Shipping), German Ü-Sign conformity mark (Ü-Zeichen) and AASHTO Product Evaluation for US highway and bridge construction.

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

The Company’s impairment loss on financial assets has been at low levels. On December 31, 2025, provision for expected credit losses was 1.9% based on gross account receivables per Note 5 to the Consolidated Financial Statements, compared to 2.2% on December 31, 2024, and 1.8% on December 31, 2023. Gerdau has improved its credit approval controls and enhanced the reliability of its sales process using risk indicators and internal controls.

Insurance

The Company maintains insurance coverage in amounts that it believes suitable to cover the main risks of its operating activities. The Company has purchased insurance for its integrated mill Ouro Branco to insure against operating losses, which covers assets of approximately US$ 7.9 billion (R$ 43.2 billion as of December 31, 2025), including material damage to installations of US$ 7.6 billion (R$ 41.7 billion as of December 31, 2025) and losses of gross revenues of US$ 275.7 million (R$ 1.5 billion as of December 31, 2025), such as halts in production due to business interruptions caused by accidents for a period up to twelve months. The Company’s current insurance policy relating to the Ouro Branco mill remains effective until May 31, 2026. The Company’s mini mills are also covered under insurance policies which insure against certain operational losses resulting from business interruptions.

Trade Investigations and Government Protectionism

Over the past several years, exports of steel products from several companies and countries, including Brazil, have been subject to antidumping, countervailing duties and other trade-related investigations in importing countries. Most of these investigations resulted in duties and/or volume quotas limiting the investigated companies’ ability to access such import markets. Prior to 2025, the U.S. managed steel trade through Section 232 tariffs, initially implemented at 25% in 2018 for national security reasons. Over time, this framework evolved into a network of bilateral agreements: Australia received a full exemption, while countries like South Korea, Brazil, and Argentina moved to “hard-cap” quotas. Additionally, tariffs were removed for Canada and Mexico in 2019 in favor of volume monitoring, and by 2022, the Biden administration had transitioned tariffs for the EU, UK, and Japan into tariff-rate quotas.

This regulatory environment shifted on February 18, 2025, with a proclamation terminating these exceptions to restore domestic capacity utilization to the critical 80% threshold. The new measures addressed transshipment concerns—specifically Chinese steel entering via Mexico—and expanded the 25% duty to previously exempt regions like Ukraine and to various derivative steel products. This overhaul also ended the product-specific exclusion process for importers to ensure the tariffs’ objectives were not undermined. By June 2025, the administration intensified these protections by raising the standard Section 232 rate to 50%, with the UK remaining at 25% pending the finalization of the U.S.-UK Economic Prosperity Deal (EPD).

These measures are set to not only increase tariffs on steel imports, but limit import volume as well, which could significantly affect the export volumes of some companies and redirect the export flow to other regions.

Finally, given the evolving nature of the current U.S. trade environment, there is no guarantee that the 50% steel tariffs will remain in place. These protections, currently benefiting domestic production, could be modified, rescinded, or diluted through legislative changes, executive orders, or legal rulings. Should these tariffs be lifted or weakened, a subsequent rise in foreign steel imports would likely exert downward pressure on U.S. steel prices. Such a shift in the market would potentially result in a significant adverse effect on our North American revenues, cash flow, and overall financial results.

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

The mining rights held by Gerdau cover 8,837.19 hectares, and the concessions are valid until the mining deposits are exhausted, provided the legal requirements are fulfilled annually. The table below lists the ANM processes referring to the mining rights held by Gerdau:

ANM Process	City	Location / Mine / Project	State

001.978/1935	BARÃO DE COCAIS	GONGO SOCO	MG
000.724/1942	OURO PRETO / OURO BRANCO	MORRO GABRIEL	MG
004.575/1935	OURO PRETO	MIGUEL BURNIER	MG
003.613/1948	OURO PRETO	MIGUEL BURNIER	MG
005.303/1948	OURO PRETO	MIGUEL BURNIER	MG
005.514/1956	OURO PRETO	MIGUEL BURNIER	MG
005.975/1956	OURO PRETO	MIGUEL BURNIER	MG
006.549/1950	OURO PRETO	MIGUEL BURNIER	MG
930.600/2009	OURO PRETO	GM MIGUEL BURNIER	MG
003.583/1957	ITABIRITO / MOEDA	VÁRZEA DO LOPES	MG
003.584/1957	ITABIRITO	VÁRZEA DO LOPES	MG
003.585/1957	ITABIRITO	VÁRZEA DO LOPES	MG
008.141/1958	ITABIRITO	VÁRZEA DO LOPES	MG
006.255/1960	ITABIRITO	VÁRZEA DO LOPES	MG
000.317/1961	ITABIRITO	VÁRZEA DO LOPES	MG
005.945/1961	ITABIRITO	VÁRZEA DO LOPES	MG
932.705/2011	ITABIRITO	GM VÁRZEA DO LOPES	MG
833.209/2006	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.090/2005	OURO PRETO / OURO BRANCO	DOM BOSCO	MG
832.044/2006	OURO BRANCO	DOM BOSCO	MG
830.158/2007	OURO PRETO	DOM BOSCO	MG
830.159/2007	OURO PRETO	DOM BOSCO	MG
830.160/2007	OURO PRETO	DOM BOSCO	MG
831.640/2003	OURO PRETO	DOM BOSCO	MG
830.475/2007	OURO PRETO	DOM BOSCO	MG
832.620/2006	OURO PRETO	MIGUEL BURNIER	MG
830.798/2013	OURO PRETO	MIGUEL BURNIER	MG
832.377/2014	OURO PRETO	MIGUEL BURNIER	MG
832.375/2014	OURO PRETO	MIGUEL BURNIER	MG
833.018/2015	ITABIRITO	VÁRZEA DO LOPES	MG
832.625/2016	ITABIRITO	VÁRZEA DO LOPES	MG

C.	ORGANIZATIONAL STRUCTURE

The Company’s operational structure (including its main operating subsidiaries engaged in steel production) on December 31, 2025, is below:

The table below lists the significant consolidated subsidiaries of Gerdau on December 31, 2025, 2024 and 2023:

		Equity Interests
Consolidated Company	Country	Total capital (*)
		2025	2024	2023

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary (2)	Brazil	99.89	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (3)	Brazil	99.84	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	77.83	84.49	75.36
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	100.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP, GNA Financing Inc., Gerdau Macsteel Inc. and Chaparral Steel Company and Gerdau Steel North America Two Corporation.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiaries: SPEs Barro Alto Solar Park (SPE Barro Alto V, SPE Barro Alto VI and SPE Barro Alto VII), Paranatinga Energia S.A., Comercial Gerdau Aços Planos Ltda., Sul Renováveis Participações S.A. and Rio do Sangue Energia S.A.

(4) Fixed-income investment fund managed by Santander Bank. The participation shown refers to the balances applied by the Company in relation to the total fund each year.

(5) Subsidiary: Siderco S.A.

(6) Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda. and Circulabi S.A..

The Company’s investment in MRM Guide Rail in North America, in which Gerdau Ameristeel holds a 50% of the total capital; the investment in Gerdau Corsa S.A.P.I. de CV in Mexico, in which Gerdau holds a 75% stake; the investment in Dona Francisca Energética S.A, in Brazil, in which the Company holds a 53.94% stake; the investment on Newave Energia S.A., in Brazil, in which Gerdau holds a 40% stake; the investment in Gerdau Summit Aços Fundidos e Forjados S.A., in Brazil, in which Gerdau had a 58.73% stake and on February 10, 2025 came to own 100%; the investment in Addiante S.A., in Brazil, in which the Company holds a 50% stake; the investment in Juntos Somos Mais Fidelização S.A., in Brazil, in which Gerdau holds a 27.48% stake; the investment in Brasil ao Cubo S.A., in Brazil, in which Gerdau holds a 44.66% stake; the investiment in MRS Logística S.A., in Brazil, in which Gerdau holds a 1.32% stake; and the investments in Bradley Steel Processor in which Gerdau Ameristeel had a stake of 50% and on December 01, 2025 came to own 100%, are accounted in the Company’s financial statements using the equity method (for further information, see Note 3 — Consolidated Financial Statements).

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company owns 100% of the Gerdau Summit’s capital Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

On March 21, 2025, Sul Renovaveis Participações S.A acquired 100% of the shares of Rio do Sangue Energia S.A., previously held by Atiaia Energia S.A.

On April 11, 2025, Gerdau Aços Longos S.A. acquired 100% of the shares of Kloeckner Metals Brasil Ltda. (currently Comercial Gerdau Aços Planos Ltda.) previously held by Kloeckner &Co.SE.

On April 28, 2025, Gerdau Aços Longos S.A. acquired 100% of the shares of Paranatinga Energia S.A., previously held by Atiaia Energia S.A

On December 1, 2025, Gerdau Ameristeel Corporation completed the transaction with John Buller Inc. to acquire 50% of the total outstanding shares of Bradley. Upon closing the transaction, the company came to own 100% of the share capital of Bradley.

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

Gerdau Summit Aços Fundidos e Forjados S.A. — On January 5, 2017, the Company subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assets and liabilities, which were valued by a specialized independent evaluation firm. Gerdau Summit Aços Fundidos e Forjados S.A. is accounted for as a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest. On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company will own 100% of the Gerdau Summit’s capital Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

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

D.            PROPERTY, PLANT AND EQUIPMENT

Facilities

Gerdau’s principal properties are for the production of steel, rolled products and drawn products. The following is a list of the locations, capacities and types of facilities, as well as the types of products manufactured on December 31, 2025:

			INSTALLED CAPACITY
	LOCATION		(1,000 tonnes)
			PIG
			IRON/
			SPONGE		CRUDE		ROLLED
PLANTS	COUNTRY	STATE	IRON		STEEL		PRODUCTS		EQUIPMENT	PRODUCTS
BRAZIL OPERATION			4,130		7,921		8,179
Ouro Branco	Brazil	MG	3,700		3,600		3,034		Integrated with blast furnace, LD converter and rolling mills	Billets, blooms, slabs, wire rod, heavy structural shapes and HRC
Araçariguama	Brazil	SP	—		950		550		EAF mini mill, rolling mill	Billets, rebars and coil rebar
Cosigua	Brazil	RJ	—		936		1,398		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Divinópolis	Brazil	MG	430		600		460		Integrated/blast furnace, EOF converter and rolling mill	Rebar and merchant bars
Riograndense	Brazil	RS	—		450		475		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Açonorte	Brazil	PE	—		265		272		EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Caucaia	Brazil	CE	—		—		425		EAF mini mill, rolling mill	Billets, rebars and coil rebar
Usiba	Brazil	BA	—		495	*	397	*	EAF mini mill, rolling mill, drawing mill, nail and clamp factory	Rebar, merchant bars, wire rod, drawn products and nails
Guaíra	Brazil	PR	—		420	*	—		EAF mini mill	Billet
Barão de Cocais	Brazil	MG	330	*	330	*	193	*	Integrated/blast furnace, LD converter and rolling mill	Merchant bars
Cearense	Brazil	CE	—		160		135	*	EAF mini mill, rolling mill	Rebar and merchant bars
Sete Lagoas	Brazil	MG	132	*	—		—		Blast furnace	Pig iron
Pindamonhangaba	Brazil	SP	—		530		866		EAF mini mill, rolling mill, finishing and foundry	Bars, wires, wire rod, finished and rolled bar, rolling mill rolls.
Charqueadas	Brazil	RS	—		430		699		EAF mini mill, rolling mill and finishing	Bars, special profiles, wires, wire rod, cold finished bar
Mogi das Cruzes	Brazil	SP	—		280	*	264	*	EAF mini mill, rolling mill and finishing	Bars, special profiles

NORTH AMERICA OPERATION			—		6,884		6,006
Midlothian	USA	TX	—		1,407		1,393		EAF mini mill, rolling mill	Rebar, merchant bars and beams
Petersburg	USA	VA	—		821		519		EAF mini mill, rolling mill	Merchant bars and beams
Whitby	Canada	ON	—		882		671		EAF mini mill, rolling mill	Structural shapes, rebar, merchant bars
Cartersville	USA	GA	—		875		670		EAF mini mill, rolling mill	Merchant bars, structural shapes, beams
Jackson	USA	TN	—		629		472		EAF mini mill, rolling mill	Rebar, merchant bars
Charlotte	USA	NC	—		410		279		EAF mini mill, rolling mill	Rebar, merchant bars
Manitoba - MRM	Canada	MB	—		360		296		EAF mini mill, rolling mill	Special sections, merchant bars, rebar
Wilton	USA	IA	—		270		237		EAF mini mill, rolling mill	Rebar and merchant bars
St. Paul	USA	MN			370	*	360	*	EAF mini mill, rolling mill	Rebar, merchant bars, special bars (SBQ) and round bars
Cambridge	Canada	ON	—		299	*	279		EAF mini mill, rolling mill	Rebar, merchant bars
Fort Smith	USA	AR	—		500		500		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Monroe	USA	MI	—		730		690		EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar
Jackson	USA	MI	—		280	*	250	*	EAF mini mill, rolling mill and finishing	Special bars and shapes and cold finished bar

SOUTH AMERICA OPERATION					912		820
Peru	Peru	—	—		377		500		EAF mini mill, rolling mill	Rebar and merchant bars
Argentina	Argentina	—	—		450		240		EAF mini mill, rolling mill, drawing mill	Rebar, merchant bars and mesh
Uruguay	Uruguay	—	—		85		80		EAF mini mill, rolling mill	Rebar, merchant bars and mesh

GERDAU TOTAL**			4,130		15,717		15,005

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

Gongo Soco

The mining rights, as well as the mine, were leased by the company SPE MSA Trindade Mineração Ltda. In 2024, MSA Trindade obtained the environmental license to operate the Gongo Soco mine. With this, it is expected that production will start during the first half of 2025.

The image below represents what the Company believes to be the location of the current and eventual iron ore production units and their main access routes:

Certification of Reserves and Future Investments

On August 9, 2023, Gerdau received the report prepared by SRK Consulting, certifying the reserves of Miguel Burnier mine, located in the district of Ouro Preto (MG - Brazil) and an integral part of the Brazil Segment.

The certification is a significant milestone in Gerdau’s R$ 3.6 billion investments in the sustainable mining platform, aimed at providing high-quality and competitively priced ore for the Ouro Branco Unit, while also playing an important role in its decarbonization process. The investment will be spread between the years 2023 and 2026, with the amount allocated to 2025 already included in the investment Plan announced on February 19, 2025.

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

Investment Programs

On February 19, 2025, Gerdau approved its investment plan in the amount of R$ 6.0 billion for 2025. This investment plan is divided into two fronts: (i) Maintenance and (ii) Competitiveness and it was concluded on December 31, 2025. In addition, the Company maintained the level of nearly R$1.1 billion in projects focused on environmental returns and safety initiatives, in line with building an increasingly sustainable future and our commitment to people’s safety.

On October 1st, 2025, Gerdau approved its investment plan in the amount of R$ 4.7 billion for 2026. This investment plan is divided into two fronts: (i) Maintenance and (ii) Competitiveness.

Regarding Maintenance projects, the Company estimates an average investment of nearly R$3.0 billion/year over the next five years, considering assets’ current status, the current exchange rate and inflation levels.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants, while Competitiveness projects are related to the growth, technological updating and modernization of the business segments, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

The Company’s expenditure in its investment plan will be directly related to market conditions and the economic scenario of the countries and the sectors in which it operates.

Environmental Issues

Gerdau is currently in compliance with environmental regulations. The Company also believes that there are no environmental issues that could affect the use of its fixed assets.

In 2025, Gerdau invested R$ 640.95 million in the improvement of its eco-efficiency practices and in technologies for the protection of the air, water and soil.

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

The steel industry uses and generates substances that can cause environmental damage. The Company’s management conducts surveys periodically to identify areas potentially impacted and recorded as its best estimate of the costs for inspecting, treating and cleaning potentially impacted areas the amounts of R$ 620,665 on December 31, 2025 (R$ 382,800 recognized as current liabilities and R$ 237,865 as non-current liabilities), R$ 659,082 on December 31, 2024 (R$ 245,429 recognized as current liabilities and R$ 413,653 as non-current liabilities) and R$ 517,669 on December 31, 2023 (R$ 139,395 recognized as current liabilities and R$ 378,274 as non-current liabilities). The Company adopted assumptions and estimates to determine the amounts involved that could vary in the future due to the conclusion of the inspection and the assessment of the actual environmental impact at the time of the ultimate settlement. In the Gerdau Corporate Environmental Guideline, there are environmental management practices the adoption of which is aimed at optimizing natural resources and minimizing environmental impacts. Among these practices, there is the management of contaminated areas, which aims to ensure controls and preventive or corrective measures to avoid soil and water body contamination. The management process includes communication, assessment, identification, and remediation. Provisioning costs must cover remediation and monitoring activities, being sufficient to meet the Company’s plans. Units or operations in the process of closing activities at Gerdau must also undergo evaluation. Closure plans are updated periodically, and information is monitored according to the governance established in the Policy, with evaluation by technical and financial areas. See Note 22 – Environmental Liabilities.

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

Brazilian environmental legislation provides for the imposition of criminal, civil and administrative liabilities on individuals and legal entities that commit environmental crimes or infractions, as well as for the obligation to repair the environmental damage caused. Any potential environmental crimes or infractions could subject the Company to penalties that include:

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

North American Environmental Legislation

The Company is required to comply with a complex and evolving body of Environmental, Health and Safety Laws (EHS Laws) concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety. These laws vary by location and can fall within federal, provincial, state or municipal jurisdictions.

Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the significant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and number of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above.

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

Decarbonization Strategy

Gerdau determines the most significant material issues linked to the SDGs (Sustainability Development Goals) through a tool celled materiality matrix. The materiality matrix enables us to guide our strategy and management initiatives and guide the way in which we communicate with our stakeholders and society in general. One of the issues identified as most significant was “Climate change management.” GHG emissions are a key issue in the debate on climate change and a sensitive point for the steel industry, given the level of emissions from its production facilities in relation to the industrial sector.

The Company defines its risk management guidelines and procedures based on business analysis, including issues related to climate change and the Sustainability Scorecard indicators. Industry trends that can impact business in the short-, medium- and long-term, as well as environmental, social and governance factors, image and legislation are assessed.

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

In 2021, the Company prepared the GHG inventory of all of its global industrial units (base year, 2020). Since then, the data has been audited by a third party, following ISO 14064 and ISAE 3410 (GHG emissions inventory), and reporting its GHG emissions management on CDP Climate Change since 2021 (2020 base year), CDP is a reference entity in the evaluation of sustainable actions. In 2025 (2024 base year), Gerdau achieved the A- score, reaching the climate leadership level, according to CDP, reinforcing the Company’s commitment to the sustainability of its operations. Also, in 2025 (base year 2024), Gerdau reported CDP Water Security and received a B score, reinforcing the Company’s commitment to transparency.

With the support of specialized consultants, we study the scenarios of productive and technological changes with the lowest effective carbon cost to define goals and guide our strategy. Consistent with this, the Company adopted the MACC “Marginal Cost Curve Abatement” and structured and published on February 1, 2022 the goal of reducing GHG emissions related to Scopes 1 and 2 by 2031, from 0.93 t of CO₂e per tonne of steel produced to 0.82 t of CO₂e per tonne of steel produced. Failure to achieve the target is a risk associated with the organization’s reputation, and it is mitigated through emissions projections monitoring in accordance with operation and investment plans, incorporating additional actions, if necessary. This target is factored in our Long-Term Incentive Plan.

Gerdau’s production model and efforts for over a century have placed the Company at the vanguard on the issue of GHG emissions. Currently, we have one of the lowest emission averages in the steel industry, which is equivalent to approximately half of the global industry average.

●	Around 70% of the steel we produce comes from recycling of ferrous scrap: transforming about 10 million tonnes of scrap into steel. This enables us to promote a circular economy, saving natural resources and reduce energy consumption and GHG emissions.
●	The Company has more than 200,000 hectares of forests. Our planted forests are sources of renewable raw material in the production of charcoal, a bioreducer used to produce pig iron, resulting in decreased emissions of GHG.
●	Currently, we are leaders in managing GHG emissions and being well thought of as a benchmark for industry entities. Our constant efforts include the use of renewable sources, recycling, reduction of raw material consumption and energy efficiency.

Our goal of reduction from 0.93t CO2e / t steel (base year 2020) to 0.82t CO2e / t steel, by 2031, in scopes 1 and 2 prioritizes:

●	Greater energy and operational efficiency;
●	Expansion of scrap use;
●	Investment in renewable energy;
●	Exploration of viable new technologies; and
●	Maximization of the potential of the forestry base.

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

Public policies and measures to reduce GHG emissions from industrial processes will also be necessary. Our efforts are also dedicated to clean and renewable energy solutions. The Company has already announced the construction of a solar complex in Brazil. Moreover, we will continue to streamline our production processes and invest in new energy matrices and new technologies.

In Canada, the three Gerdau mills are required to report facility-level GHG emissions and production data with verification by a third-party. Manitoba Mill is regulated by the Canadian Federal Greenhouse Gas Pollution Pricing Act, which has been in effect since 2019, setting a carbon price at CAD 95/tCO2e for 2025 and includes the Output-Based Pricing System (OBPS) Regulations. Facilities operating above the standard pay an excess emissions charge (CAD 95/tCO2e for 2025, rising $15/t per year out to 2030), while facilities operating below (better than) the standard can receive credits. Under the Canada GHG program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. Emission units are not transferable outside of the Federal OBPS. Since January 1, 2022, the Whitby and Cambridge Mills have been regulated by the Provincial (Ontario) Emissions Performance Standards (EPS) Regulation. The Federal Greenhouse Gas Pollution Pricing Act applies a regulatory charge on fuel, but a facility is exempt from the carbon tax when registered under the Ontario EPS. The EPS includes performance standards, called Baseline Emission Intensities (BEIs) for the industrial facilities. Facilities operating above the standard pay an excess emissions charge (currently CAD 95/tCO2e for 2025 and rising $15/t per year in accordance with the Federal pricing), while facilities operating below (better than) the standard can receive credits. Under the EPS program, facilities are granted allowances based on our production x output-based standard(s) for each activity (in our case, both EAF steel and hot-rolled steel). The resulting balance is the difference between the allocations provided and the actual emissions. As Gerdau operates two facilities under the Ontario EPS program, we can move allowances within the Company to assist with any carbon compensation obligations.

In Mexico, our operations in Tultitlán and La Presa are currently regulated by the states where they are located, which levy carbon-emission taxes. These taxes do not generate a significant financial impact.

Areas of permanent forest preservation and legal reserves

Some activities of the Company, mainly those involving reforestation to produce thermal-reducer used in its industrial units, are subject to the Brazilian Forest Code.

The Code determines that some areas, due to their importance for the preservation of the environment and water resources, are considered permanent preservation areas (APP), such as, for example, areas adjacent to rivers or natural or artificial reservoirs. At Gerdau’s forestry units, permanent preservation areas are an integral part of the business, being protected and in compliance with the legislation.

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

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited Consolidated Financial Statements of financial position as of December 31, 2025 and 2024 and for each year in the three year period ended December 31, 2025, included in this Annual Report that have been prepared in accordance with IFRS Accounting Standards, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Gerdau.”

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

●	Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and joint ventures and associated companies located in Brazil;
●	North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint ventures located in Canada and Mexico; and
●	South America Segment: includes the operations in Argentina, Peru and Uruguay.

With these changes, the information and results of the former Special Steel Segment, which included the special steel operations located in Brazil and the United States, are now disclosed jointly with the other segments, according to their geographic location, as the Brazil Segment and the North America Segment, respectively.

This new format for disclosing information and results is in line with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics and local currencies of these operations, improving the presentation of Gerdau’s results in Brazil and North America, the main regions in which it operates. The comparative information of the segments presented in Financial Statements for the years ended on December 31, 2024 and December 31, 2023 has been adjusted to reflect this new composition.

The following discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections and that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those described in the sections “Forward-Looking Statements” and “Risk Factors.”

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

In 2025, Brazilian GDP increased 2.3% (equivalent to US$ 2.5 trillion Nominal GDP) driven by the agriculture and services sectors. Inflation, as measured by the IPCA index, was 4.3%. The average CDI rate in the year was 14.3%. The Brazilian real appreciated by 11.1% against the U.S. dollar, ending the year at R$ 5.50 to US$ 1.00.

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

The interest rates the Company pays depend on multiple drivers, such as movements in benchmark interest rates (often influenced by inflation), the ratings assigned by credit rating agencies that assess the Company, and the pricing of the Company’s debt securities traded in the secondary market. To reduce this exposure, the Company from time to time enters into hedging arrangements to mitigate rate fluctuations.

The table below presents GDP growth, inflation, interest rates and the foreign exchange rate between the U.S. dollar and the Brazilian real for the periods shown.

	2025		2024		2023
Actual GDP growth		2.3%		3.4%		2.9%
Inflation (IGP-M) (1)		(1.1)%		6.5%		(3.2)%
Inflation (IPCA) (2)		4.3%		4.8%		4.6%
CDI rate (3)		14.3%		10.9%		13.0%
Depreciation (appreciation) in the Brazilian real against the U.S. dollar		(11.1)%		27.9%		(7.1)%
Foreign exchange rate at end of year — US$ 1.00	R$	5.5024	R$	6.1923	R$	4.8413
Average foreign exchange rate — US$ 1.00 (4)	R$	5.5855	R$	5.3895	R$	4.9841

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

In 2025, according to the IMF (International Monetary Fund) October 2025 report, the U.S. Real GDP increased by 2.0%. Inflation, as measured by the CPI, ended the year at 2.7% (December-to-December), with an average annual rate slightly higher due to mid-year volatility. The average Fed Funds rate (the interest rate established by the U.S. Federal Reserve) for 2025 was approximately 4.1%, reflecting a gradual decrease from the prior year as the Fed implemented three quarter-point rate cuts during the second half of the year.

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

The table below presents actual U.S. Real GDP growth, inflation and interest rates for the periods indicated.

	2025	2024	2023
Actual Real GDP growth (1)	2.0%	2.8%	2.1%
Inflation (CPI) (2)	2.7%	3.0%	4.1%
Fed Funds (3)	4.1%	5.3%	5.5%

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

The cyclical nature of supply and demand for steel products including the prices of steel products

The prices of steel products are generally sensitive to changes in world and local demand, which in turn are affected by economic conditions in the world and in the specific country. The prices of steel products are also linked to available installed capacity. Most of the Company’s long rolled steel products, including rebars, merchant bars and common wire rods, are classified as commodities. However, a significant portion of the Company’s long-rolled products, such as special steel, wire products and drawn products, are not considered commodities due to differences in shape, chemical composition, quality and specifications, with all of these factors affecting prices. Accordingly, there is no uniform pricing for these products.

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

In 2025, the global steel market remained pressured, with prices generally stable to slightly lower compared to 2024. Persistent oversupply (particularly from China) continued to weigh on international markets, as exports stayed elevated amid a still-fragile recovery in the Chinese real estate sector.

In the United States, domestic prices showed relative resilience supported by infrastructure spending and trade measures, although levels remained well below the 2021 peaks. Long steel products, such as rebar and merchant bars, experienced moderate volatility, largely reflecting regional construction trends and increased import penetration.

Export levels — during periods of lower domestic demand for the Company’s products, the Company actively pursues export opportunities for its excess production to maintain capacity utilization rates and shipments. During periods of higher domestic demand for its products, export sales volumes may decline as the Company focuses on satisfying domestic demand. Gerdau exports products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2025, exports were 18.2% higher than 2024, going from 1.1 to 1.3 million tonnes, which represented 21.4% of total shipments from Brazil operations. Export revenue totaled R$ 4,792 million in 2025 (R$ 3,822 million in 2024).

Production costs — raw materials account for the highest percentage of the Company’s production costs. Metallic inputs, which include scrap, pig iron, iron ore, coke and metallic alloys, represented approximately 47.4% of production costs in 2025, while Energy and Reducing Agents, which represent the cost of coal, electricity, oxygen, natural gas and fuel oil, accounted for 13.1%. Personnel totaled 12.6% of production costs and Specific Materials, which includes refractories, electrodes, rolling cylinders, rollers, guides, carburants and lime, were 10.2% of total production costs. The table below presents the production costs breakdown by business segment:

Production Costs Breakdown in 2025, 2024 and 2023 (%)

	Consolidated			Brazil Business Segment			North America Business Segment			South America Business Segment
% of costs	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Personnel and Others	17.8	18.1	18.4	16.8	15.3	18.4	19.4	18.6	17.2	13.1	14.1	13.2
Maintenance	7.1	7.2	7.6	4.9	4.5	6.1	9.0	10.6	10.6	4.0	5.5	4.9
Depreciation	4.0	4.0	3.9	6.0	4.9	5.4	4.0	3.1	2.6	2.0	1.7	1.3
Metallic Inputs	47.4	46.5	44.3	41.0	40.7	30.3	50.0	50.2	52.8	67.0	64.9	65.6
Energy and Reducing Agents	13.1	14.1	15.2	22.0	25.6	29.1	7.0	5.9	5.7	8.0	8.5	9.5
Specific Materials	10.2	10.2	10.7	10.0	9.0	10.7	11.0	11.6	11.1	5.0	5.3	5.5

Significant events affecting financial performance during 2025

In Brazil, the year was again marked by record steel import levels, totaling 6.4 million tonnes (including semi-finished products), a 7.4% year-over-year increase, according to Brazil Steel Institute data. The flat steel segment was the most affected, recording 29.6% higher imports throughout the year. This movement increased the steel oversupply in the domestic market, putting pressure on the local industry’s profitability and hindering shipment growth, despite a scenario of apparent consumption 3% higher than in 2024; Gerdau’s exports benefited from the devaluation of the Real, but the greater share of exports in the mix also contributed to the decline in Net sales in the period. The cost of goods sold was higher in 2025 versus 2024, driven by increased shipment volume and, mainly, by scheduled shutdowns and structural and operational adjustments necessary throughout the year to implement improvements and prepare for new investments at the Ouro Branco industrial unit. These factors temporarily raised fixed costs, raw materials, and maintenance. However, during the second half of the year, the industrial unit then recorded greater operational stability. In addition, the higher occupancy rate of mini mills contributed to cost dilution and efficiency gains, partially mitigating the effects seen earlier in the year. It is worth noting that, in 2024, costs of goods sold benefited from optimization initiatives and hibernations, which reduced the basis for comparison.

Regarding the sectors in which Gerdau operates in Brazil, the construction sector had a firm performance in 2025, with estimated residential building launches growing by 29% compared to 2024, while sales increased by 5% in 2025. Higher family income, a lower unemployment rate, and improved public housing programs remained the highlights. The industry and manufacturing sectors had a stable year, with some steel-intensive segments presenting mixed results. While the light vehicle sector and green machinery achieved robust numbers, wind energy, heavy trucks, road transport equipment and white goods showed retractions in 2025 compared to 2024.

In North America, throughout 2025, the non-residential construction (especially data centers) and renewable energy sectors played a pivotal role in the North America shipment volumes, benefiting demand for downstream products, while we reduced volumes of rebar and semi-finished products, in line with our focus on a more profitable product mix. On the other hand, sectors demanding special steel faced more challenging dynamics. The automotive sector, for instance, remained impacted by uncertainties surrounding Section 232 tariffs developments and high interest rates, hindering the growth of light and heavy vehicle inventories in the region, while the oil and gas sector still shows signs of slowing down;

Demand levels improved in 2025 driven by a strong customer preference for domestic materials, and by sectors with strong economic growth. The overall market remains uneven across different sectors of the economy, while the industrial sector was slower than previous years, non-residential construction, that also declined year-over-year, consumed a higher amount of steel, driven by AI infrastructure and renewable energy investments. According to US Census Bureau, total investments in construction (CPIP- Construction Put-in-Place) declined by approximately 2.0% through October 2025. The leading indicator for non-residential construction (ABI) remained under the expansion threshold for most of the year, closing 2025 at 48.5. The industrial sector demand was also pressured by the activity level, as shown by the Institute for Supply Management (ISM - PMI) index, which reached 44.9 points in December 2025, staying below 50 for the entire year.

Finally, the overall increase in demand, growing preference for domestic materials and the strong activity in certain sectors of the economy have resulted in a favorable price environment for long steel in the U.S.

In South America, steel production and shipments grew in 2025, fueled by increased volumes in the three countries where we operate; however, the key sectors served still showed weaker demand throughout the year. In Argentina, civil construction activity levels hit all-time lows, while in Uruguay, infrastructure works remained halted. On the other hand, in Peru, the order backlog remained resilient, driven by demand from the civil construction distribution sector.

In the fourth quarter of 2025, due to the revision of the Capex investment plan for its industrial plants, representing a significant reduction compared to recent years, the level of asset utilization at certain industrial plants in the Brazil segment, and the expectation of a deterioration in economic conditions to a greater extent than that contemplated in previous period scenarios, tests performed on other long-lived assets identified impairment losses in fixed assets of the Brazil segment amounting to R$ 1,591,369, as compared to R$ 199,627 on December 31, 2024, resulting from recoverable value below the carrying amount. Also, in December 2025, the Company assessed the recoverability of goodwill in its business segments. The analyses carried out identified impairment losses in the Brazil segment in the amount of R$ 1,964,504. Therefore, the Company wrote off the entire goodwill of this segment in the amount of R$ 373,135, while the remaining portion of R$ 1,591,369 was recognized in fixed assets, as described in Note 29.2. No impairment losses were identified in 2024 and 2023.

A.	Results of Operations

The following presentation of the Company’s operating results for the years ended on December 31, 2025, 2024 and 2023 is based on the Company’s Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards included in this Annual Report. References to increases or decreases in any year or period are made in relation to the corresponding prior year or period, except when otherwise indicated.

The table below presents information for various income statement items and are expressed in both reais and as a percentage of net sales for each of the respective years:

Year ended December 31, 2025, compared with years ended December 31, 2024 and 2023.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

							Horizontal	Horizontal
		Vertical		Vertical		Vertical	Analysis	Analysis
	2025	Analysis 2025	2024	Analysis 2024	2023	Analysis 2023	2025 x 2024	2024 x 2023

NET SALES	69,858,532	100.0%	67,026,656	100.0%	68,916,447	100.0%	4.2%	(2.7)%

Cost of sales	(61,891,039)	(88.6)%	(57,823,416)	(86.3)%	(57,583,992)	(83.6)%	7.0%	0.4%

GROSS PROFIT	7,967,493	11.4%	9,203,240	13.7%	11,332,455	16.4%	(13.4)%	(18.8)%

Selling expenses	(782,351)	(1.1)%	(762,560)	(1.1)%	(716,195)	(1.0)%	2.6%	6.5%
General and administrative expenses	(1,338,443)	(1.9)%	(1,404,059)	(2.1)%	(1,491,441)	(2.2)%	(4.7)%	(5.9)%
Other operating income	164,476	0.2%	306,426	0.5%	1,033,506	1.5%	(46.3)%	(70.4)%
Other operating expenses	(392,976)	(0.6)%	(999,002)	(1.5)%	(522,476)	(0.8)%	(60.7)%	91.2%
Recovery of Eletrobras Compulsory Loan	—	—%	100,860	0.2%	—	—%	(100.0)%	—%
Results in operations with subsidiary and joint ventures	—	—%	808,367	1.2%	—	—%	(100.0)%	—%
Impairment of financial assets	(10,249)	—%	(30,910)	—%	(10,728)	—%	(66.8)%	188.1%
Impairment of assets	(1,964,504)	(2.8)%	(199,627)	(0.3)%	—	—%	884.1%	—%
Equity in earnings of unconsolidated companies	95,622	0.1%	464,467	0.7%	827,606	1.2%	(79.4)%	(43.9)%

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	3,739,068	5.4%	7,487,202	11.2%	10,452,727	15.2%	(50.1)%	(28.4)%

Financial income	693,610	1.0%	726,154	1.1%	903,019	1.3%	(4.5)%	(19.6)%
Financial expenses	(2,073,372)	(3.0)%	(1,508,339)	(2.3)%	(1,396,789)	(2.0)%	37.5%	8.0%
Exchange variations, net	210,767	0.3%	(1,064,401)	(1.6)%	(850,375)	(1.2)%	(119.8)%	25.2%
Tax credits monetary update	—	—%	—	—%	253,002	0.4%	—%	(100.0)%
(Losses) Gains on financial instruments, net	(45,626)	(0.1)%	(176,901)	(0.3)%	(14,979)	—%	(74.2)%	1081.0%

INCOME BEFORE TAXES	2,524,447	3.6%	5,463,715	8.2%	9,346,605	13.6%	(53.8)%	(41.5)%

Current	(1,119,427)	(1.6)%	(1,159,640)	(1.7)%	(1,810,459)	(2.6)%	(3.5)%	(35.9)%
Deferred	13,418	—%	294,987	0.4%	837	—%	(95.5)%	35143.4%
Income and social contribution taxes	(1,106,009)	(1.6)%	(864,653)	(1.3)%	(1,809,622)	(2.6)%	27.9%	(52.2)%

NET INCOME	1,418,438	2.0%	4,599,062	6.9%	7,536,983	10.9%	(69.2)%	(39.0)%

	Year ended	Vertical	Year ended	Vertical	Year ended	Vertical	Horizontal	Horizontal
Net Sales by Segment	December 31,	Analysis	December 31,	Analysis	December 31,	Analysis	Analysis	Analysis
(R$ Thousand)	2025	2025	2024	2024	2023	2023	2025 x 2024	2024 x 2023
Brazil	29,687,978	42.5%	30,217,819	45.1%	31,195,557	45.3%	(1.8)%	(3.1)%
North America	35,787,268	51.2%	31,931,433	47.6%	33,179,048	48.1%	12.1%	(3.8)%
South America	5,561,450	8.0%	5,758,695	8.6%	5,118,150	7.4%	(3.4)%	12.5%
Eliminations and Adjustments	(1,178,164)	(1.7)%	(881,291)	(1.3)%	(576,309)	(0.8)%	33.7%	52.9%
Consolidated	69,858,532	100.0%	67,026,656	100.0%	68,916,446	100.0%	4.2%	(2.7)%

The year 2025 was marked by a challenging and volatile global steel environment. Key factors included an imbalance between supply and demand, as well as developments in trade policies adopted by major economies. In this context, the sector continues to face challenges due to production overcapacity, particularly from China, whose volumes are still directed to other markets, heightening international competition.

Gerdau operations reflected distinct dynamics between regions where the Company operates. In North America, the rebalancing of supply and demand evolved more favorably, creating conditions for price recovery and stronger results throughout the year. Conversely in Brazil, domestic dynamics remained significantly impacted by steel oversupply, particularly imported steel, coupled with sector-specific dynamics, putting pressure on operations’ volumes and margins. Throughout 2025, the Company advanced initiatives that will enhance assets’ competitiveness and continue to work to reinforce fair competitive conditions in Brazil, with an emphasis on the pivotal role of trade defense measures in bolstering local industry.

In 2025, Gerdau’s net sales totaled R$ 69.9 billion, 4.2% higher than in 2024, fueled by increased shipment volume and more favorable pricing environment in North America, which accounted for more than 50% of consolidated sales for the year. These factors offset the more challenging pricing scenario in the Brazilian market throughout 2025.

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

In Brazil Segment in 2025, net sales went down 1.8% from 2024, due to a fierce competitive environment in the domestic market, marked by rising steel imports and the entry of new capacity players, which pressured prices in the common long and flat steel segments throughout the year. Despite shipment volume growth, the greater share of exports in the mix also contributed to the decline in Net sales in the period. The net sales per tonne decreased 4.5% in 2025 when compared to 2024 due to effects of lower prices in the Brazilian domestic market in light of a scenario of steel oversupply.

In Brazil Segment in 2024, net sales went down 3.1% from 2023. The decrease of 1.3% in volume of sales was a consequence of excessive steel imports in Brazil. The net sales per tonne decreased 1.9% in 2024 when compared to 2023 due to effects of lower prices in the Brazilian domestic market.

In 2025, due to the steel improvement in the North America Segment, as explained above, net sales were 12.1% higher in 2025 compared to 2024, fueled by shipment volume growth of higher value-added products and the gradual price recovery across key product lines throughout 2025. The net sales per tonne increased 2.4% in 2025 when compared to 2024 supported by higher value-added products and the gradual price recovery across key product lines throughout 2025.

In the North America Segment in 2024, net sales were R$31.9 billion, resulting in a decrease of 3.8% compared to 2023, which were R$33.2 billion. The volume of sales in 2024 was 4.6 million tonnes, 3.5% lower than 2023, which was 4.7 million tonnes. The net sales per tonne decreased in 2024 when compared to 2023 due to volatility in the North America market.

In South America Segment, net sales in 2025 came 3.4% lower than in 2024, reflecting strong pressure on prices in the regions where the Company operates and the impact of inflation adjustments in Argentina, factors that ultimately offset the positive effect of increased shipments for the year. The net sales per tonne decreased 12.2% in 2025 when compared to 2024 due to lower prices in the Segment.

In the South America Segment, net sales in 2024 were R$ 5.8 billion, compared to R$ 5.1 billion in 2023, an increase of 12.5% in the year. The volume of sales in 2024 was 1.0 million tonnes, 10.2% lower than 2023, which was 1.1 million tonnes. The net sales per tonne increased in 2024 when compared to 2023 due to effects of exchange rate in the results of this Segment.

		Year ended
Net sales, cost of sales and Gross Profit(*)
(in R$ thousand)		2025	2024	2023	2025 x 2024	2024 x 2023
Brazil	Net sales	29,687,978	30,217,819	31,195,557	(1.8)%	(3.1)%
	Cost of sales	(27,807,111)	(26,319,344)	(27,593,565)	5.7%	(4.6)%
	Gross profit	1,880,867	3,898,475	3,601,992	(51.8)%	8.2%
	Gross margin	6.3%	12.9%	11.5%

North America	Net sales	35,787,268	31,931,433	33,179,048	12.1%	(3.8)%
	Cost of sales	(30,299,734)	(27,434,949)	(26,629,584)	10.4%	3.0%
	Gross profit	5,487,534	4,496,484	6,549,465	22.0%	(31.3)%
	Gross margin	15.3%	14.1%	19.7%

South America	Net sales	5,561,450	5,758,695	5,118,150	(3.4)%	12.5%
	Cost of sales	(4,964,009)	(4,930,715)	(4,014,010)	0.7%	22.8%
	Gross profit	597,441	827,980	1,104,140	(27.8)%	(25.0)%
	Gross margin	10.7%	14.4%	21.6%

Elimination and adjustments	Net sales	(1,178,164)	(881,291)	(576,309)	33.7%	52.9%
	Cost of sales	1,179,815	861,592	653,167	36.9%	31.9%
	Gross profit	1,651	(19,699)	76,858	(108.4)%	(125.6)%
	Gross margin	(0.1)%	2.2%	(13.3)%

Total	Net sales	69,858,532	67,026,656	68,916,447	4.2%	(2.7)%
	Cost of sales	(61,891,039)	(57,823,416)	(57,583,992)	7.0%	0.4%
	Gross profit	7,967,493	9,203,240	11,332,455	(13.4)%	(18.8)%
	Gross margin	11.4%	13.7%	16.4%

(*) The information does not include data from joint ventures and associate companies.

In 2025, Gerdau's cost of goods sold totaled R$61.9 billion, 7.0% higher than in 2024. Cost of goods sold per tonne increased 1.1%, driven by the U.S. dollar appreciation against the Brazilian real (+3.6%) and costs recorded throughout the year in Brazil’s operations, as explained above. These effects were partially mitigated by productivity gains and operational efficiency recorded in operations.

In 2024, Gerdau’s cost of sales reached R$ 57.8 billion, stable comparing with 2023, to R$ 57.6 billion, impacted by the depreciation of the real against the dollar in the conversion of costs from foreign Segments, being offset by initiatives to reduce fixed costs and expenses, as well as asset optimization to boost the Company’s operational performance, mainly in Brazil, throughout 2024.

In Brazil Segment in 2025, the cost of goods sold came 5.7% higher in 2025 versus 2024, driven by increased shipment volume and, mainly, by scheduled shutdowns and structural and operational adjustments necessary throughout the year to implement improvements and prepare for new investments at the Ouro Branco industrial unit.

In Brazil Segment in 2024, the cost of sales decreased 4.6% compared to 2023, reflecting initiatives to reduce fixed costs and the continue increase in efficiency at the units in Brazil. However, this movement was offset by the increase in the price of some raw materials such as iron ore and pig iron.

In North America Segment in 2025, cost of goods sold in 2025 was 10.4% higher than in 2024 reflecting increased volumes. The cost per tonne in U.S. dollars was 2.8% lower, driven by higher capacity utilization, ongoing efforts to control fixed costs and productivity gains, and stable prices for raw materials such as scrap.

In the North America Segment in 2024, the cost of sales increased 3.0% compared to 2023, due to the effect of exchange rate variation in the period, which offset the drop in the price of scrap.

In South America Segment, the cost of goods sold remained stable, decreasing 0.7% in 2025 compared to 2024, despite increased shipment volumes, mainly driven by inflation adjustments and improved operational performance due to higher asset utilization rate, especially in Argentina.

In the South America Segment in 2024, the cost of sales increased 22.8% compared to 2023, reflecting the effects of exchange rate and lower fixed costs dilution.

Selling, General and Administrative Expenses

Operating Expenses (*)
(R$ thousand)	2025	2024	2023	2025 x 2024	2024 x 2023
Selling expenses	782,351	762,560	716,195	2.6%	6.5%
General and administrative expenses	1,338,443	1,404,059	1,491,441	(4.7)%	(5.9)%
Total	2,120,794	2,166,619	2,207,636	(2.1)%	(1.9)%
Net sales	69,858,532	67,026,656	68,916,447	4.2%	(2.7)%
% net sales	3.0%	3.2%	3.2%

(*)	The information does not include data from joint ventures and associate companies.

Impairment of assets

In the fourth quarter of 2025, due to the revision of the Capex investment plan for its industrial plants, representing a significant reduction compared to recent years, the level of asset utilization at certain industrial plants in the Brazil segment, and the expectation of a deterioration in economic conditions to a greater extent than that contemplated in previous period scenarios, tests performed on other long-lived assets identified impairment losses in fixed assets of the Brazil segment amounting to R$ 1,591,369 as compared to R$ 199,627 on December 31, 2024, resulting from recoverable value below the carrying amount. Also, in December 2025, the Company assessed the recoverability of goodwill in its business segments. The analyses carried out identified impairment losses in the Brazil segment in the amount of R$ 1,964,504. Therefore, the Company wrote off the entire goodwill of this segment in the amount of R$ 373,135. No impairment losses were identified in 2024 and 2023.

Income before Financial Income (Expenses) and Taxes

Income before financial income (expenses) and taxes was R$ 3,739 million in 2025, compared to income of R$ 7,487 million in 2024. The reduction in 2025, when compared to 2024, was mainly related to the decrease in gross profit, which was related to higher cost of sales in 2025.

Income before financial income (expenses) and taxes was R$ 7,487 million in 2024, compared to income of R$ 10,453 million in 2023. The reduction in 2024, when compared to 2023, was mainly related to the decrease in gross profit, which was related to lower demand and sales in 2024.

Financial Income, Financial Expenses, Exchange Variation, net and Gains and Losses on Derivatives, net
(R$ thousand)	2025	2024	2023	2025 x 2024	2024 x 2023
Financial income	693,610	726,154	903,019	(4.5)%	(19.6)%
Financial expenses	(2,073,372)	(1,508,339)	(1,396,789)	37.5%	8.0%
Exchange rate variation, net	210,767	(1,064,401)	(850,375)	(119.8)%	25.2%
Tax credits monetary update	—	—	253,002	—%	(100.0)%
(Losses) Gains on financial instruments, net	(45,626)	(176,901)	(14,979)	(74.2)%	1081.0%
Total	(1,214,621)	(2,023,487)	(1,106,122)	(40.0)%	82.9%

The Financial result for 2025 totaled R$ 1.2 billion, 40.0% lower than in 2024, reflecting variation of the U.S. dollar against the Brazilian real and other currencies in the countries where we operate, as well as inflation adjustments to non-monetary items in Argentina.

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

Income and Social Contribution Taxes

Income tax and social contribution was an expense of R$ 1,106 million in 2025 compared to an expense of R$ 865 million in 2024. This increase in the expense is mainly related to the reduction in deferred income and social contribution taxes, which more than compensated the reduction of 3.5% in the current income and social contribution taxes expenses for the year of 2025, when compared to 2024.

Income tax and social contribution was an expense of R$ 865 million in 2024 compared to an expense of R$ 1,810 million in 2023. This decrease in the expense is mainly related to the reduction in income before taxes, which resulted in a reduction of 52.2% in the current income and social contribution taxes expenses for the year of 2024, when compared to 2023.

Net Income

Net income of R$ 1.4 billion in 2025 was 69.2% lower than 2024, mainly related to the lower operational results, as well as the variation in the financial result.

Net income of R$ 4.6 billion in 2024 was 39.0% lower than 2023, mainly related to the lower operational results, as well as the variation in the financial result.

B.	Liquidity and Capital Resources

The table below presents information for the cash flow of the respective years:

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025, 2024 and 2023

In thousands of Brazilian reais (R$)

	For the years ended on			Horizontal Analysis
	December 31, 2025	December 31, 2024	December 31, 2023	2025 x 2024	2024 x 2023
Cash flows from operating activities
Net income for the year	1,418,438	4,599,062	7,536,983	(69.2)%	(39.0)%
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	3,683,585	3,126,247	3,047,212	17.8%	2.6%
Impairment of assets	1,964,504	199,627	—	884.1%	—%
Equity in earnings of unconsolidated companies	(95,622)	(464,467)	(827,606)	(79.4)%	(43.9)%
Exchange variation, net	(210,767)	1,064,401	850,375	(119.8)%	25.2%
Losses on derivative financial instruments, net	45,626	176,901	14,979	(74.2)%	1081.0%
Post-employment benefits	271,217	257,359	235,977	5.4%	9.1%
Long-term incentive plans	149,210	152,414	157,979	(2.1)%	(3.5)%
Income tax	1,106,009	864,653	1,809,622	27.9%	(52.2)%
Losses on disposal of property, plant and equipment	75,397	45,859	27,525	64.4%	66.6%
Gain from a bargain purchase	(41,306)	—	—	—%	—%
Results in operations with subsidiary and joint ventures	—	(808,367)	—	(100.0)%	—%
Impairment of financial assets	10,249	30,910	10,728	(66.8)%	188.1%
Provision of tax, civil, labor and environmental liabilities, net	(40,432)	210,305	160,245	(119.2)%	31.2%
Tax credits recovery	—	(100,860)	(1,098,218)	(100.0)%	(90.8)%
Interest income on short-term investments	(166,307)	(274,291)	(481,624)	(39.4)%	(43.0)%
Interest expense on debt and debentures	1,274,472	796,933	840,069	59.9%	(5.1)%
Interest expense on leases liabilities	122,321	129,137	127,787	(5.3)%	1.1%
(Reversal) Provision for net realizable value adjustment in inventory, net	23,472	(33,137)	12,036	(170.8)%	(375.3)%
	9,590,066	9,972,686	12,424,069	(3.8)%	(19.7)%
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	149,592	549,548	(294,509)	(72.8)%	(286.6)%
Decrease in inventories	956,924	542,496	1,305,424	76.4%	(58.4)%
Decrease in trade accounts payable	(486,382)	(1,192,990)	(355,416)	(59.2)%	235.7%
Decrease (Increase) in other receivables	197,222	1,881,763	(107,171)	(89.5)%	(1855.9)%
Decrease in other payables	(203,599)	(407,073)	(434,100)	(50.0)%	(6.2)%
Dividends from associates and joint ventures	235,327	414,653	461,292	(43.2)%	(10.1)%
Purchases of short-term investments	(362,906)	(924,686)	(7,223,644)	(60.8)%	(87.2)%
Proceeds from maturities and sales of short-term investments	616,006	3,020,432	7,908,990	(79.6)%	(61.8)%
Cash provided by operating activities	10,692,250	13,856,829	13,684,935	(22.8)%	1.3%

Interest paid on loans and financing	(1,461,147)	(946,936)	(858,301)	54.3%	10.3%
Interest paid on lease liabilities	(122,321)	(129,137)	(127,787)	(5.3)%	1.1%
Income and social contribution taxes paid	(1,121,328)	(1,399,513)	(1,560,137)	(19.9)%	(10.3)%
Net cash provided by operating activities	7,987,454	11,381,243	11,138,710	(29.8)%	2.2%

Cash flows from investing activities
Purchases of property, plant and equipment	(6,681,620)	(5,778,381)	(5,209,128)	15.6%	10.9%
Proceeds from sales of property, plant and equipment, investments and other intangibles	69,729	1,559,697	40,661	(95.5)%	3735.9%
Additions in other intangibles	(171,221)	(168,036)	(127,195)	1.9%	32.1%
Shares repurchase from joint venture	—	—	47,006	—%	(100.0)%
Payment for acquisition of company control	(699,118)	(455,683)	—	53.4%	—%
Capital increase in associate and joint venture	(91,436)	(191,947)	(524,185)	(52.4)%	(63.4)%
Net cash used by investing activities	(7,573,666)	(5,034,350)	(5,772,841)	50.4%	(12.8)%

Cash flows from financing activities
Purchases of Treasury stocks	(1,169,314)	(1,194,726)	—	(2.1)%	—%
Dividends and interest on capital paid	(1,285,673)	(1,656,414)	(2,683,328)	(22.4)%	(38.3)%
Proceeds from loans and financing	9,221,436	3,918,019	1,776,684	135.4%	120.5%
Payment of loans and financing	(7,994,826)	(3,269,587)	(2,830,684)	144.5%	15.5%
Leasing payment	(487,784)	(459,504)	(388,202)	6.2%	18.4%
Intercompany loans, net	—	(24,992)	102	(100.0)%	(24602.0)%
Net cash used in financing activities	(1,716,161)	(2,687,204)	(4,125,428)	(36.1)%	(34.9)%

Exchange variation on cash and cash equivalents	(536,270)	1,102,479	(710,659)	(148.6)%	(255.1)%

(Decrease) Increase in cash and cash equivalents	(1,838,643)	4,762,168	529,782	(138.6)%	798.9%
Cash and cash equivalents at beginning of year	7,767,813	3,005,645	2,475,863	158.4%	21.4%
Cash and cash equivalents at end of year	5,929,170	7,767,813	3,005,645	(23.7)%	158.4%

Net cash provided by operating activities

In 2025, net cash from operating activities was R$ 8.0 billion, 29.8% lower compared to 2024, mainly reflecting lower operational results and the high basis for comparison, as in 2024 the Company received nearly R$1.8 billion related to the judicial deposit from the case regarding the exclusion of ICMS tax from the PIS and COFINS calculation basis.

In 2024, net cash from operating activities was R$ 11.4 billion, 2.2% higher compared to 2023. Despite a lower net income for the year, the net cash from operating was partially compensated by income taxes and tax credit recovery.

Cash conversion cycle

In December 2025, the cash conversion cycle (working capital divided by net revenue for the quarter) decreased to 77 days, compared to 85 days in December 2024, representing a reduction of 8 days compared to 2024. This was influenced by the Company’s efforts to optimize inventories, mainly raw materials, as well as the devaluation of the dollar against the real during the period.

In December 2024, the cash conversion cycle was 85 days compared to 87 days in December 2023, reflecting higher net sales in 2024.

Net cash used in investing activities

Net cash used in investing activities increased in 2025 when compared to 2024, mainly due to higher capex expenditure in 2025 and the higher proceeds from sales of property, plant and equipment, investments, and other in 2024.

Net cash used in investing activities decreased in 2024 when compared to 2023, mainly due to proceeds from sales of property, plant and equipment, investments, and other.

Net cash used in financing activities

Net cash used in financing activities decreased in 2025 compared to 2024, reflecting funds raised throughout the year (debentures, bonds, and bilateral loans with first-tier institutions) aimed at reinforcing cash and extending debt average maturity. These effects were partially offset by loan repayments during the period.

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

The following table profiles the Company’s debt and debentures as of the years ended December 31, 2025, 2024 and 2023 (in thousands of Brazilian reais):

	2025	2024	2023
CURRENT:	941,904	735,737	1,797,622
Short-term debt	897,295	697,049	1,783,201
Debentures	44,609	37,988	14,421

NON-CURRENT:	13,240,247	12,901,447	9,095,686

Long-term debt	8,877,457	9,110,972	8,296,474
Debentures	4,362,790	3,790,475	799,212

TOTAL DEBT:	14,182,151	13,636,484	10,893,308
Total cash and cash equivalents and short-term investments	6,374,797	8,276,843	5,343,742
Brazil	1,019,968	2,234,748	2,618,434
Companies abroad	5,354,829	6,042,095	2,725,308

NET DEBT (1)	7,807,354	5,359,641	5,549,566

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

Total debt was R$ 14,182 million, R$ 13,636 million and R$10,893 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At the end of December 2025, the nominal weighted average cost of gross debt was CDI – 0.21% for the portion denominated in Brazilian real and 6.12% for the portion denominated in U.S. dollar. On December 31, 2025, the average gross debt term was 8.5 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Gerdau S.A.
Non-Current Amortization	(R$ thousand)
2027	1,778,633
2028	1,551,833
2029	1,547,660
2030 and after	8,362,121
Total	13,240,247

Financial Agreements

Below are the material financial agreements outstanding at year end 2025:

Bonds

The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2035 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A.. In June 2025, the Company’s subsidiary Gerdau Trade Inc. completed the issuance of a bond maturing in June 2035 in the aggregate principal amount of US$ 650 million (equivalent to R$ 3,624 million at the issuance date). A portion of the proceeds, totaling US$238 million (equivalent to R$ 1,316 million at the repurchase date), was used to repurchase a portion of the Company’s outstanding bonds originally maturing in October 2027.

Additionally, in December 2025, the Company, through its subsidiary GUSAP III, executed the early redemption (“Make-Whole”) of all outstanding bonds maturing in 2030, totaling US$ 500 million in principal amount.

On December 31, 2025, the outstanding balance of these bonds was as follows:

			Interest Payment		Initial Amount	Outstanding
Bond	Issuance Date	Maturity	Months	Coupon	(US$ million)	Balance (USD million)
2027	October 24th, 2017	October 24th, 2027	April & October	4.875%	650	US$ 180 (R$ 988)
2035	June 09th, 2025	June 09th, 2035	June & December	5.750%	650	US$ 650 (R$ 3,577)
2044	April 16th, 2014	April 16th, 2044	April & October	7.250%	500	US$ 481 (R$ 2,647)
					TOTAL	US$ 1,311
					TOTAL	R$ 7,212

Debentures

The Company concluded in 2025 the issuance of debentures with maturity of 7 years. In June 2025, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 800 million. On December 31, 2025, the outstanding balance of these debentures was as follows:

						Outstanding
			Interest Payment		Initial Amount	Principal
Debenture	Issuance Date	Due Date	Months	Coupon	(R$ million)	(R$ million)
2028	December 10th, 2024	December 10th, 2028	June & December	CDI + 0.50%	1,500	1,500
2029	May 29th, 2024	May 29th, 2029	May & November	CDI + 0.60%	1,500	1,500
2032	June 04th, 2025	June 04th, 2032	June & December	CDI + 0.65%	1,375	1,375
					TOTAL	4,375

Other Financial Agreements

The Company and its subsidiaries maintain other financing contracts, mainly bilateral bank loans. On December 31, 2025, the outstanding balance of these loans was R$ 2,261 million. See Note 15 - Short-Term Debt and Long-Term Debt in its Consolidated Financial Statements included herein for further details.

Credit Lines

In 2022, the Company concluded the roll-over of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,815 million) and final maturity in September 2027. On December 31, 2025, there were no outstanding loans under this facility.

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

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company designated part of its debt in foreign currency as a hedge for a portion of the investments in subsidiaries located outside Brazil. As a result, the effect of exchange rate changes on these debts in the amount of US$ 0.8 billion (equivalent to R$ 4.6 billion on December 31, 2025) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

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

The effects of financial instruments are classified as follow:

		Notional value			Amount receivable			Amount payable
Contracts	Position	2025	2024	2023	2025	2024	2023	2025	2024	2023
Currency forward contracts
Maturity in 2024	buyed in US$	—	—	US$ 34,2 million	—	—	—	—	—	17,337

Commodity derivatives
Maturity in 2024	buyed in US$	—	—	US$ 12,1 million	—	—	32	—	—	1,349
Maturity in 2025	buyed in US$	US$ 1,1 million	US$ 4,3 million	—	—	—	—	—	1,747	—

Commodity contracts
Maturity in 2026	—	—	—	—	20,113	16,921	—	—	—	—

Swaps IPCA x DI
Maturity in 2024	—	—	—	R$ 450.0 million	—	—	734	—	—	356
Maturity in 2026	CDI –1.10%	R$ 300 million	—	—	—	—	—	2,192	—	—
Maturity in 2026	CDI –0.90%	R$ 150 million	—	—	—	—	—	1,114	—	—
Swaps USD x DI
Maturity in 2026	107.9% CDI	US$ 30.6 million	US$ 30.6 million	US$ 30.6 million	16,510	35,947	—	—	—	1,606

Total fair value of financial instruments					36,623	52,868	766	3,306	1,747	20,648

Fair value of derivatives	2025	2024	2023
Current assets	36,623	16,921	766
Non-current assets	—	35,947	—
	36,623	52,868	766
Fair value of derivatives
Current liabilities	3,306	1,747	19,042
Non-current liabilities	—	—	1,606
	3,306	1,747	20,648

Net Income	2025	2024	2023
Gains on financial instruments	22,107	86,743	39,895
Losses on financial instruments	(67,733)	(263,644)	(54,874)
	(45,626)	(176,901)	(14,979)
Other comprehensive income
Gains on financial instruments	—	—	783
Losses on financial instruments	—	(783)	—
	—	(783)	783

Capital Expenditures

2025 – Capital Expenditures

In fiscal year 2025, capital expenditure on fixed assets was R$ 6.1 billion. Of this amount, 77% was allocated in Brazil Segment and the remaining 23% was allocated to other operations of Gerdau.

Brazil Segment — a total of R$ 4,734 million was invested in this operation for capital expenditures.

North America Segment — a total of R$ 1,227 million was invested in this operation for capital expenditures.

South America Segment — a total of R$ 184 million was invested in this operation for capital expenditures.

2024 – Capital Expenditures

In fiscal year 2024, capital expenditure on fixed assets was R$ 6.2 billion. Of this amount, 73% was allocated in Brazil Segment and the remaining 27% was allocated to other operations of Gerdau.

Brazil Segment — a total of R$ 4,501 million was invested in this operation for capital expenditures.

North America Segment — a total of R$ 1,454 million was invested in this operation for capital expenditures.

South America Segment — a total of R$ 225 million was invested in this operation for capital expenditures.

2023 – Capital Expenditures

In fiscal year 2023, capital expenditure on fixed assets was R$ 5.7 billion. Of this amount, 66% was allocated in Brazil Segment and the remaining 34% was allocated to other operations of Gerdau.

Brazil Segment — a total of R$ 3,770 million was invested in this operation for capital expenditures.

North America Segment — a total of R$ 1,696 million was invested in this operation for capital expenditures.

South America Segment — a total of R$ 217 million was invested in this operation for capital expenditures.

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

In 2025, Gerdau produced 12.1 million tonnes of steel, an increase of 3.6% more compared to 2024. Gerdau’s shipments reached 11.6 million tonnes, generating net sales of R$ 69.9 billion, 4.2% lower than in 2024. All Gerdau operations take place in the Americas.

For 2026, Gerdau’s perspectives remain positive, mainly in the U.S., where demand has a positive trend in the solar energy, data centers, and infrastructure sectors, with customers reporting healthy backlog levels. However, the automotive sector continues to face more challenging dynamics, impacting the special steel segment. Additionally, the Company will closely monitor new developments in Section 232 tariffs and USMCA negotiations.

In Brazil, moderate growth in demand is expected, in line with the IABR, with emphasis on infrastructure and civil construction. Nevertheless, the Company remains vigilant on the automotive sector, which may be impacted by a prolonged high-interest rate environment and the inflow of imported vehicles.

The Company continues to invest in modernization and technology updates at its units, aiming to constantly improve the profitability and productivity of its assets. The use of technological enablers such as analytics, AI, and digital twins is also being considered by management, due to its potential for greater operational efficiency. Additionally, Gerdau remains focused on identifying opportunities for cost reduction across all units.

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

In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, the Company presents below the subjects that demand critical accounting estimates:

●	revenue recognition;
●	the recoverable amount of goodwill and long-lived assets;
●	provisions for tax, civil and labor claims;
●	recoverability of deferred tax assets;
●	estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases; and
●	long-term incentive plans through the selection of the valuation model and rates.

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

Goodwill impairment test

The Company has three operating segments, which represents the lowest level in which goodwill is monitored by the Company. Goodwill balances by business segment are presented in Note 11 of the Consolidated Financial Statements contained herein.

In December 2025, the Company assessed the recoverability of goodwill in its business segments. The analyses carried out identified impairment losses in the Brazil segment in the amount of R$ 1,964,504. Therefore, the Company wrote off the entire goodwill of this segment in the amount of R$ 373,135, while the remaining portion of R$ 1,591,369 was recognized in fixed assets. No impairment losses were identified in 2024 and 2023.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the fourth quarter of 2024 test were: a) North America: 3% (3% in December 2024); b) South America: 3% (3% in December 2024); and c) Brazil: 3% (3% in December 2024).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.75% (10.50% in December 2024); b) South America: 13.25% (14.75% in December 2024); and c) Brazil 11.75% (11.75% in December 2024). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 13.46% (13.28% in December 2024); b) South America: 19.04% (22.14% in December 2024); and c) Brazil: 14.68% (15.16% in December 2024).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 9,584 million (R$ 5,824 million in 2024); and b) South America: R$ 913 million (R$ 1,435 million in 2024). In the Brazil segment, the recoverable amount was below the carrying amount by R$ 1,965 million (exceeded the carrying amount by R$ 5,293 million in 2024).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 7,465 million (R$ 3,642 million in 2024) and b) South America: R$ 724 million (R$ 1,247 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 3,456 million (it would exceed the book value by R$ 3,424 million in 2024).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,046 million (R$ 4,220 million in 2024) and b) South America: R$ 790 million (R$ 1,326 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 3,008 million (it would exceed the book value by R$ 3,962 million in 2024).

It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value exceeding the book value as shown below: a) North America: R$ 6,130 million (R$ 2,255 million in 2024) and b) South America: R$ 614 million (R$ 1,149 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 4,374 million (it would exceed the book value by R$ 2,253 million in 2024).

Other assets impairment test

In the fourth quarter of 2025, due to the revision of the Capex investment plan for its industrial plants, representing a significant reduction compared to recent years, the level of asset utilization at certain industrial plants in the Brazil segment, and the expectation of a deterioration in economic conditions to a greater extent than that contemplated in previous period scenarios, tests performed on other long-lived assets identified impairment losses in fixed assets of the Brazil segment amounting to R$ 1,591,369 (R$ 199,627 in 2024), resulting from recoverable value below the carrying amount.

These losses were determined based on the difference between the carrying amount of assets and its recoverable amount, which represents their value in use (the greater of the fair value less disposal expenses or their value in use). These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income. The post-tax discount rates used for this test are the same as presented in Note 29.1 of the goodwill impairment test on the Consolidated Financial Statements contained herein.

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

	2025	2024
a) Tax provisions	1,928,918	1,925,237
b) Labor provisions	326,315	369,041
c) Civil provisions	37,179	34,571
	2,292,412	2,328,849

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

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 907,295 (R$ 300,763 on December 31, 2024), which do not have an expiration date. The subsidiaries abroad had R$ 701,413 (R$ 849,200 as of December 31, 2024) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 291,979 (R$ 326,966 as of December 31, 2024), which expire at various dates between 2025 and 2038.

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

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2025 and 2024, respectively:

2025
	Brazilian Plan	North American Plan
Average discount rate	11.15%	4.75% to 5.42%
Rate of increase in compensation	Not applicable	Not applicable
Mortality table	AT-2000 per sex	RP-2012 and MP-2017&2021
Mortality table of disabled	AT-2000 per sex	Not applicable
Rate of rotation	Null	Based on age and/or the service

	2024
	Brazilian Plan	North American Plan
Average discount rate	11.07%	4.58% to 5.62%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2024
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2024
Rate of rotation	Null	Based on age and/or the service

Quantitative information regarding pension and post-retirement benefits amounts recognized are presented in Note 21 of the Consolidated Financial Statements contained herein.

Long-term incentive plans through the selection of the valuation model and rates

The Company settles its Long-term incentive plans by delivering its own shares, which are held in treasury until the exercise of the options by the employees. Additionally, the Company granted the following long-term incentive plans: Restricted Shares and Performance Shares, as presented in Note 26 of the Consolidated Financial Statements contained herein.

Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2023	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,739,213
Share Bonus	2,910,064
Cancelled	(2,581,216)
Exercised	(4,093,375)
Balance on December 31, 2024	16,283,225
Granted	8,028,770
Cancelled	(1,320,055)
Exercised	(6,018,081)
Balance on December 31, 2025	16,973,859

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company. As of December 31, 2025, the Company has a total of 25,317,258 Preferred Shares in treasury and, according to Note 23 of the Consolidated Financial Statements contained herein, these shares may be used for serving this plan.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors and Senior Management of the Company as of the date hereof are as follows:

The summary of the structures of the Board of Directors and of Board of Executive Officers are:

BOARD OF DIRECTORS

Chairman

André Bier Gerdau Johannpeter

Vice-Chairmen

Claudio Johannpeter

Guilherme Chagas Gerdau Johannpeter

Members

Alberto Fernandes

Cláudia Sender Ramirez

Gustavo Werneck da Cunha

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents:

Marcos Eduardo Faraco Wahrhaftig

Maurício Metz

Rafael Gamboa Lopes (1)

Officers:

Cesar Obino da Rosa Peres

Carlos Eduardo Vieira da Silva

Flávia Dias da Silva de Souza

Wendel Gomes da Silva

(1) As per the Board of Directors meeting held on February 23, 2026, Rafael Gamboa Lopes was elected Executive Vice-Presidente.

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

•  Professional Experience: Has 43 years of experience at Gerdau and held the position of Chief Executive Officer (CEO) (2007-2017). He was President of the World Steel Association (2018-2019). Currently is (i) Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees, (ii) Chairman of the Board of Directors of Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A., (iii) Board member of the Executive Committee of the World Steel association, (iv) President of Instituto Aço Brasil (Brazilian Steel Institute), (v) Board Member of Alacero (Latin American Steel Association), (vi) Vice Chairman of the Federation of Industries of São Paulo – FIESP, (vii) Vice Chairman of the Federation of Industries of Rio Grande do Sul – FIERGS, (viii) Board Member of Transforma RS and (ix) Board Member of Instituto Caldeira.

CLAUDIO JOHANNPETER (born in 1963)

•  Education: Degree in Metallurgical Engineering from the Universidade Federal do Rio Grande do Sul (UFRGS). He completed courses in Operations Managemet at University of London (Canada), Executive Development at Penn State (United States) and Advanced Management Program at Harvard (United States).

•  Professional Experience: Has 43 years of experience at Gerdau and held the position of Chief Operating Officer (COO) (2017-2012). In December 2017, he left his executive position at Executive Committee representing the Brazil Long Steel Business Operation and the Global Processes: Engineering and Industrial, Health and Safety. Was the Board Chairman of Gerdau S.A. (2015-2020), and Board Chairman of Metalúrgica Gerdau SA (2016-2020), a listed company, holding company of Gerdau S.A. Currently is (i) Vice Chairman of the Board of Directors of Gerdau SA, and member of its advisory committees and (ii) Vice Chairman of the Board of Directors at Metalúrgica Gerdau SA, a listed company, holding company of Gerdau S.A.

GUILHERME CHAGAS GERDAU JOHANNPETER (born in 1971)

•  Education: Degree in Law from Unisinos in 1995 and holds an MBA from the Kellogg School of Management, Illinois, USA.

•  Professional Experience: Has 40 years of experience at Gerdau and held the position of Executive Vice President in the Executive Committee Gerdau (CEG in Portuguese), coordinating the Special Steels Business Operation, Latin America Business Operation and the Actions arising from the Gerdau Project 2022 – Strategy (2014-2017). Currently is (i) Vice Chairman of the Board of Directors of Gerdau S.A. and member of its advisory committees and (ii) Vice Chairman of the Board of Directors of Metalúrgica Gerdau S.A. publicly traded company, holding company of Gerdau S.A., (iii) Board Member of the Gerdau Institute, (iv) President of IEDI - Institute for Studies in Industrial Development; (v) Member of National Council for Industrial Development (CNDI) (vi) Board Member of the Superior Economic Council (COSEC) of FIESP (Federation of Industries o the State of São Paulo and (vii) Member of the Board of GAB – Global Advisory Board of Northwestern Kellogg.

ALBERTO FERNANDES (born in 1962)

•  Education: Degree in Mechanical and Production Engineering from the Polytechnic School of the Universidade de São Paulo - USP (1986).

•  Professional Experience: He started his career in the financial market in 1986. He worked as Commercial Director at Crédit Commercial at France Bank (1989-1997), Commercial Director at Lloyds Bank (1997-1999) and Executive Vice President of Itaú/BBA (1999-2019). Currently (i) Board Member at Gerdau S.A. and (ii) Board Member at Metalúrgica Gerdau S.A., a listed company, holding company at Gerdau S.A., (iii) Senior Advisor at Morgan Stanley Brazil, (iv) Member of the Board at Direcional Engenharia (DIRR3) and JHSF (JHSF3), (v) Chairman of the Board at Fulwood Logistica, (vi ) Member of the Board at CIVI-CO Social Impact Hub and (vii) Board Member of the Museu de Arte de São Paulo (MASP).

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

•  Professional Experience: He has worked at Gerdau for 21 years. He held the positions of Executive Officer of Gerdau Long and Flat Steel Brazil, Industrial Officer of Gerdau India, Gerdau Corporate Officer of Information Technology (CIO). Currently, he is (i) Chief Executive Officer (CEO) of Gerdau S.A. since January 2018, (ii) Chief Executive Officer (CEO) of Metalúrgica Gerdau S.A., a listed company, holding company of Gerdau S.A. since January 2018, (iii) Board Member of Gerdau S.A., (iv) Board Member of Metalúrgica Gerdau S.A., and (v) Board Chairman of Seiva S.A. – Florestas e Industrias, a company that is part of Gerdau’s economic group. He also serves as Board Member of the Instituto Aço Brasil (Brazilian Steel Institute) and “Juntos Somos Mais.”

RAFAEL DORNELES JAPUR (born in 1982)

•  Education: Bachelor’s degree in Business Administration and Graduate in Economics from UFRGS.

•  Professional Experience: Has started his career at Gerdau in 2005 as an intern in the Planning area. In 2006, he participated in the trainee program in the Planning and Management department. In 2015, he was promoted to Business Development Manager and, a year later, he became the leader of the debt and capital market management process in the Financial department. In 2018, he assumed the position of Planning, IT & Innovation Manager at Gerdau Diaco and Gerdau Metaldom, in Colombia. In 2020, he returned to Brazil as General Manager in the Financial Operations department. He currently holds the position of (i) Executive Vice President of Finance and CFO, responsible for Finance, Accounting and Tax departments. He is also an (ii) Investor Relations Officer at the companies Gerdau SA, Metalúrgica Gerdau SA and Seiva SA – Florestas e Indústrias, (iii) Vice President Director of Gerdau SA and Metalúrgica Gerdau SA and Director of Seiva SA – Florestas e Indústrias.

MARCOS EDUARDO FARACO WAHRHAFTIG (born in 1972)

•  Education: Degree in Mechanical Engineering from the Federal University of Paraná (UFPR), with a MBA from the Manchester Business School (UK) and has studied Corporate Finance at ISAE/ FGV.

•  Professional Experience: 31 years of experience, with 23 years in Gerdau. In the last years he has held positions as Commercial Officer of Special Steel, Corporate Commercial Officer, Commercial Officer of Gerdau Aços Brasil and Executive Vice - President - Brazil, Argentina and Uruguay. Also he was the Chairman of the Board of the Instituto Aço Brasil (Brazilian Steel Institute) in 2021/22. He was Board member of FIESP/ Concic Conselho Superior da Construção Civil; Board Member of ABRAMAT - Associação Brasileira dos Fabricantes de Materiais de Construção; (iii) Board Member of FIEMG (Federação das Indústrias do Estado Minas Gerais) - Strategic Council; (iv) Board member of ABM - Associação Brasileira de Metalurgia, Materiais e Mineração and (v) Board Member of Alacero (Associação Latino - americana do Aço). Currently holds the position of Executive Vice - President of Strategy.

MAURÍCIO METZ (born in 1979)

•  Education: Degree in Mechanical Engineering from the Federal University of Rio Grande do Sul (UFRGS), Master’s in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS), and MBA in Administration from the Institute of Education and Research (INSPER).

•  Professional Experience: Has 23 years of experience at Gerdau, leading various production areas throughout his career. He served as Executive Industrial Manager, later as Industrial Director, responsible for all Gerdau Mini Mills units in Brazil (2017 - 2022), and Corporate Director of Industrial, Engineering, and EHS (2022 - 2024). Currently, he is Vice President of Steel Operations Brazil.

RAFAEL GAMBOA LOPES (born in 1980)

•  Education: Degree in Mechanical Engineering from the Federal University of São João Del Rei (UFSJ, 2003) and Executive MBA form Fundação Dom Cabral (FDC, 2014).

•  Professional Experience: Has 22 years of experience in leading industrial operations and implementing capital projects in steelmaking and mining. Served as Industrial Director responsible for operations at the Ouro Branco Mill (2020-2023), Director of Ouro Branco and Engineering Brazil (2023-2024) and Corporate Director of Industrial, Engineering and HSE (2024-2025). Currently, ha is Executive Vise President of Special Steel Brazil business unit.

CESAR OBINO DA ROSA PERES (born in 1962)

•  Education: Graduated in Business Administration from the Faculdade de Ciências Econômicas, Contábeis e Administração Prof. de Plácido e Silva in Curitiba-PR, he has completed his academic training with a specialization course in Business Administration at Universidade Presbiteriana MACKENZIE in São Paulo-SP.

•  Professional Experience: Has more than 41 years of experience at Gerdau. He held the position of Sales and Marketing Manager at the Gerdau operation in Mexico (2010-2012). In addition, held the position of Sales and Marketing General Manager at the Gerdau operation in Colombia (2013-2014), later was promoted to Executive Director of Gerdau Colombia Operation where he remained until the end of 2016. Currently holds Corporate Commercial Director of Gerdau S A and Board Member of “Instituto Aço Brasil.”

CARLOS EDUARDO VIEIRA DA SILVA (born in 1974)

•  Education: Degree in Mechanical Engineering from the Federal University of Minas Gerais (UFMG), MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), and MBA in Business Administration and Management from the Institute of Education and Research (INSPER).

•  Professional Experience: Has 26 years of experience at Gerdau, holding positions in recent years such as Regional Manager of Raw Materials (2010 - 2015), Executive Manager at Gerdau Florestal (2015 - 2018), Executive Manager of Metals and Forestry (2018 - 2020), and Director of Metals and Forestry (2020 - 2024). Was a Member of the Deliberative Council of the Minas Gerais Association of the Forestry Industry - AMIF (2015 - 2018) and Member of Deliberative Council of the Brazilian Tree Industry - IBÁ (2015 - 2024). Currently, he is (i) the Commercial Director at Gerdau.

FLAVIA DIAS DA SILVA DE SOUZA (born in 1976)

•  Education: Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro with an MBA in Business Management from Fundação Getúlio Vargas and an MBA in Finance from IBMEC.

•  Professional Experience: Worked at Shell as Procurement Manager Operations South America (2004-2007), Corporate Procurement Manager for Latin America Region (2007-2011). She also worked at Vale as Global Procurement Manager (2011-2018), Global Procurement General Manager (2018-2021), Strategy, New Businesses and Management of Renewable Energy Assets (2021), Member of the Board of Directors at Aliança Geração e de Consórcios de Energia (2021-2022). Currently (i) Head of Global Procurement and Energy at Gerdau S.A.

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

•  Professional Experience: He has 28 years of professional experience, including 14 years of experience at Gerdau, where he held in the Mining area the positions of General Commercial Manager, General Commercial and Logistics Manager, General Industrial Manager and Executive Manager. Currently he is Director of Mining and Raw Materials at the Company, (ii) Board Member of the MRS and (iii) Chairman of the Raw Materials Committee of the World Steel Association.

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

In 2025, the cost of management compensation, in salaries, variable compensation, benefits and terminations, was R$ 69.5 million. The cost of management’s social charges totaled R$ 15.3 million. The total compensation paid to Managers and Statutory Directors was R$ 84.8 million. The variable remuneration of directors is determined based on Gerdau’s financial results and individual performance evaluation. Fiscal Council members are not eligible for variable remuneration.

Gerdau Group sponsors Pension Plans for its subsidiaries in Brazil and abroad. About 5% of participants are in the Defined Benefit plans and 95% in a Defined Contribution plan.

During 2025, Gerdau’s contribution to the Gerdau Plan with respect to the executive officers amounted to R$ 1.7 million to the Defined Contribution Plan. This sum includes only that portion of contributions for executives who do not currently receive retirement benefits. These benefits are in no way different from those offered to the other employees of the Company.

The Long - Term Incentive (LTI) Program was approved by Gerdau S.A. on April 30, 2003, offering stock options to strategic executives. Over the years, the program has been adjusted, including increases in the number of stock grants, aligning with market practices. In 2010, Gerdau linked part of the compensation to Return on Capital Employed (ROCE), and in 2013, the plan was modified to include new forms of grants, such as Restricted Shares, Performance Shares and Differed Shares. In 2020, further changes were approved, incorporating economic - financial performance indicators (EVA) and sustainability (ESG) metrics, as well as complementary programs such as LTI Matching and specific retention actions (LTI Spot), reinforcing the program’s goal of attracting and retaining executives by aligning their interests with the company’s and market’s growth. In 2025, new rules were approved for incentive payments in cases of termination without cause, along with updates to the wording to expressly include, among other related events, the stock awards granted during the vesting period and incremental improvements to the plan’s text.

The Long-Term Incentive grants distributed to the Board of Directors and Executive Committee are as follows (see Consolidated Financial Statements — Note 26 for a complete summary of the stock option plans):

Grant Price*:	R$	21,33	*	R$	21,63	*	R$	23,34	*	R$	19,50	*	R$	18,32
Grant Date:		01/01/21			01/01/22			01/01/23			01/01/24			01/01/25
Vesting Date:		02/01/24			02/01/25			02/01/26			02/01/27			02/01/28
Expiration date:		02/01/24			02/01/25			02/01/26			02/01/27			02/01/28
Grant Restricted Share		507,985			504,155			1,215,448			629,215			708,651
Grant Restricted Share (Bonus):		19,900			246,796			140,096			124,229			—
Exercised Restricted Share		463,983			550,243			104,357			12,988			10,140
Cancelled Restricted Share + Adjustments		63,902			65,051			220,706			16,998			10,857
Balance Restricted Share		—			135,657			1,030,481			723,458			687,654
Grant Performance Share		218,638			187,367			1,330,634			236,291			292,721
Bonus Performance Share		8,866			254,402			88,366			45,580			—
Grant Performance Share - Performance Adjustment		316,730			527,731			1,422,267			281,871			292,721
Exercised Performance Share		302,647			298,940			103,626			1,375			—
Cancelled Performance Share+ Adjustments		14,083			25,303			325,935			32,513			16,286
Balance Performance Share		—			203,488			992,706			247,983			276,435

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

As a part of governance practices, the Company also has 16 corporate policies, as follows: (a) “Information Disclosure Policy” that defines the criteria guiding investor relations, including the announcement of significant acts and facts. The aim is to maintain a fast and efficient data flow of data while respecting the rules of secrecy and confidentiality. This policy covers controlling shareholders (direct or indirect); officers and managers; members of the Board of Directors and members of the supervisory board of the Company, Subsidiaries and Affiliated Companies; members of Technical or Advisory Bodies; Subsidiaries, Affiliated Companies or the Parent Company; Relevant Third Parties; and (g) the person who traded securities having relevant information not yet disclosed made use of such information in said negotiation; (b) “Securities Trading Policy” which regulates operations with transactions in the Company´s securities, ensuring transparency in transactions within the securities to avoid the use of privileged information for the benefit of Bound Persons (insider trading) or of third parties benefited by Bound Persons (tipping) in trading in the securities. This policy covers as “Bound Persons” the Company itself; direct and indirect controlling shareholders; officers and managers; members of the Board of Directors and Board of Auditors of the Company; members of Technical or Advisory Bodies of the Company; employees and executives of the Company who have access to any privileged information, among others; (c) “Related-Party Transactions Policy” that aims to establish the procedures to be followed in “related-party transactions” to ensure that they are carried out in the best interests of the Company and its affiliates. This policy covers the affiliates; managers and controlling shareholders, and as well their close family members; and any entities over which the managers or controlling shareholders of the Company exercise control, whether subsidiaries, associated companies or companies under shared control; (d) “Human Rights Diversity, Equity & Inclusion, and Social Responsibility Policy”: which establishes guidelines that foster respect for human rights in all business activities, and endorse and supports the principles established in the Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization, and the United Nations Guiding Principles on Business and Human Rights Organization, and the United Nations Guiding Principles on Business and Human Rights. In addition, it aims to establish guidelines for actions based on respect, inclusion, equity, and appreciation of human diversity in the development of all business activities, as well as guidelines for social actions within communities; (e) “Anti-Corruption Policy”: which defines guidelines and obligations in order to combat corruption and ensure compliance with the law and with Gerdau’s Code of Ethics and Conduct, regulates the Company’s conduct before public agents and its relationship with suppliers, customers, employees, investors and the community, reinforces the importance of complying with all applicable laws where Gerdau operates with an emphasis on anti-corruption and anti-money laundering laws, and meets the best governance practices and the principles and objectives of the UN Global Compact to which Gerdau is a signatory: “work against corruption in any form, including bribery and extortion, towards Peace, Justice and Effective Institutions”; (f) “Environmental Policy”: which establishes guidelines for the sustainable conduction of Gerdau’s activities, considering the economic, social, environmental and governance elements, as well as an assessment of the associated risks and opportunities, and reinforces Gerdau’s commitment to creating value for the Company and for society; (g) “Compliance Policy”: which reinforce the commitment to conduct business ethically and with integrity, that is already established by Gerdau’s Code of Ethics and Conduct, policies, guidelines and state legislation and/or regulation, in accordance with Gerdau’s Do What Is Right principle compliance management being the individual obligation of each of Gerdau’s employees; (h) “Risk Management Policy”: which establishes corporate guidelines for risk management, its scope, definitions and organizational structure, and assigns responsibilities for identification and treatment mechanisms, in order to prevent or minimize their impact on risk factors; (i) “Tax Policy”: which lists and discloses the key commitments and guidelines applicable to actions related to the tax positioning of the business environments in places where Gerdau operates. This policy states and reiterates Gerdau’s commitment to complying with the laws and guiding principles on tax issues surrounding our business environments; (j) “Integrated Policy”: which reinforces Gerdau´s commitment with Health and Safety, Environment and Quality; (k) “Clawback Policy”: describes the circumstances under which the Company’s covered persons (executive officers) will be required to repay or return erroneously awarded compensation to the Company; (l) “Contracting of Independent Auditors Policy”: establishes guidelines and procedures to be observed when contracting Independent Auditors by the Company, to guarantee full compliance with the provisions contained in the rules and applicable legislation in force, the independence of the services provided and, consequently, preserve transparency before the Company's management and other interested parties; (m) “Nomination Policy”: establishes guidelines for the nomination of management and members of committees, such as the Board of Directors, the Advisory Committees to the Board of Directors and the Statutory Executive Board, subject to the provisions of the Company’s Bylaws and the laws and standards in force and in line with corporate governance best practices; (n) “Income Allocation Policy”: establishes practices and procedures for allocating the income earned by the Company, in accordance with Brazilian Corporate Law, the regulations of the Brazilian Securities and Exchange Commission and B3, as well as the Bylaws of the Company; (o) “Code of Ethics and Conduct”: which is a fundamental and mandatory document for all Gerdau employees and Board of Directors, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards; (p) “Code of Ethics and Conducts for Third Parties”: which establishes guidelines for Gerdau’s relationship with third parties, defined in this code as its suppliers, service providers and customers; establishes Gerdau’s main commitments to issues related to ethics and compliance with laws; defines how third parties are accountable to ensure compliance with these commitments; and highlights unacceptable behaviors, which are subject to contractual review, including employment termination.

In addition, the Company’s Board structure is composed of two levels and has maintained the existing governing bodies: the Board of Directors and the Board of Officers, as follows below.

Board of Directors: the Board of Directors is responsible for determining the board direction of Gerdau’s business. The Board may have up to 11 members; currently there are 6 members and 2 of them are independent Directors. The Board has the following four Committees: Compensation and Succession, Corporate Governance, Finance, and Strategy and Sustainability.

According to the Ordinary General meeting, held on April 10, 2025, the members of the Board of Directors, whose terms of office expire on the date that the Ordinary General meeting is held to approve managements’ accounts for the 2025 fiscal year, such meeting currently planned to be held on April 15, 2026, are:

Chairman

André Bier Gerdau Johannpeter (1), (2) and (4)

Vice-Chairmen

Claudio Johannpeter (2) and (4)

Guilherme Chagas Gerdau Johannpeter (1), (2), (3) and (4)

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

Board of Executive Officers: Statutory Board whose members are responsible for the representation of the Company and performance of the acts needed for the management of the Company. The members of the Board of Executive Officers, whose terms of office expire on the date that the Ordinary General meeting is held to approve management’s accounts for the 2025 fiscal year, such meeting currently planned to be held on April 15, 2026, are:

Chief Executive Officer (CEO):

Gustavo Werneck da Cunha

Executive Vice-President, Chief Financial Officer (CFO) and Investor Relations Officer:

Rafael Dorneles Japur

Executive Vice-Presidents

Marcos Eduardo Faraco Wahrhaftig

Maurício Metz

Rafael Gamboa Lopes

Officers:

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

Name	Birthday	Member Position	Year First Elected
Elvira Baracuhy Cavalcanti Presta	06/18/1968	Effective	2024
Gilberto Carlos Monticelli	05/22/1964	Effective	2025
Denisio Augusto Liberato Delfino	02/02/1979	Effective	2024
Herculano Aníbal Alves	02/27/1953	Alternate	2020
Bolívar Charneski	08/22/1950	Alternate	2011
Mario Roberto Perrone Lopes	07/09/1981	Alternate	2025

The General Meeting, held on April 10, 2025, determined Elvira Baracuhy Cavalcanti Presta as an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning the disclosure of financial experts. Each member of the Board of Auditors has acquired significant financial experience and exposure to accounting and financial issues.

The following is a brief summary of the business experience of our Board of Auditors members:

ELVIRA BARACUHY CAVALCANTI PRESTA (born in 1968)

• Education: Bachelor and Master Degree in Business Administration. Advanced Boardroom Program for Women and Advanced Program for CEOs and Board members, at Saint Paul Escola de Negócios.

• Professional Experience: Worked at Eletrobras (currently Axia) as an Independent Board Member (2018), CFO and Investor Relations Officer (2019-2023), and Interim President (2021). She was the Chair of the Board of Directors of three subsidiaries: Chesf, CGT Eletrosul, and Santo Antônio Energia. She was also the Executive Director of Planning and Control at Neoenergia, Fiscal Council Member at Norte Energia (UHE Belo Monte), CFO at MRS Logística, Controller at Light, among other companies. Currently is (i) Independent Governance Board Member of Neoenergia, (ii) a Member of the Board of Directors of IBEF-SP, (iii) a Fiscal Council Member at Embraer, (iv) a Fiscal Council Member at Gerdau S.A., (v) Alternate Fiscal Counselor of Metalurgica Gerdau S.A., (vi) Member of the Audit Committee of Copa Energia, (vii) a Member of the Brazilian Institute of Corporate Governance (IBGC), (viii) a Member of the NYSE Board Advisory Network and (ix) a Member of Women Corporate Directors (WCD). She is currently the CFO at New Wave Brasil.

GILBERTO CARLOS MONTICELLI (born in 1964)

• Education: Degree in Accounting from the Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and postgraduate degree in Business Management from Fundação Getúlio Vargas.

• Professional Experience: He was Accounting Assistant at Mundial S.A. (1979-1991); Technical Advisor for Management of Accounting Information at Gerdau (1991-2006), Technical Advisor for Planning and Strategy Management at Gerdau (2007-2008), and teacher of the Accounting Sciences Course at Faculdade São Judas Tadeu in Porto Alegre (2008-2014 ); Technical Consultant for Investor Relations at Gerdau (2008-2018); Financial Consultant for ABRASCA – Brazilian Association of Listed Companies, in projects to reduce the cost of compliance for public companies (2018-2019), Financial Consultant, partner of Kienbaum Porto Alegre (2020-2021); Teacher of the Accounting Sciences and graduate courses at Faculdade Dom Bosco in Porto Alegre (2014-2023). He is currently (i) Supervisory Board member at Gerdau S.A., (ii) Alternate Fiscal Council member at Metalurgica Gerdau S.A., (iii) Supervisory Board substitute member at Randon S.A. Implementos e Participações, (iv) Supervisory Board member at Lojas Renner Institute, (v) Board Advisor at Casa de Saúde Menino Jesus de Praga-third sector, (vi) Supervisory Board substitute member at the ONG Parceiros Voluntários, (vii) Financial education program facilitator at Cambridge Family Enterprise Group, (viii) Founding partner of GMont – accounting and financial education for heirs and successors of business families, and (ix) Supervisory Board member at RegeneraRS.

DENISIO AUGUSTO LIBERATO DELFINO (born in 1979)

• Education: Degree in Economics from the Federal University of Viçosa, Master’s and Ph.D. in Economics from the Getúlio Vargas Foundation (FGV).

• Professional Experience: He worked at Banco do Brasil between 2000 and 2025, where he held positions such as Economist and Strategist at the Private Bank (2008-2012), Executive Manager of the Corporate Governance Directorate (2015-2017), Executive Manager in the Capital Markets Directorate (2017-2020), Director of Stewardship at Previ (2020-2022), Chief Investments Officer (CIO) at Previ (2022-2023) and Chief Executive Officer (CEO) of BB Asset Management (2023-2025). He also worked at the Secretariat of Economic Policy of the Ministry of Finance (2015-2017), was a Member of the Board of Directors of GRU Airport (2023-2024), the Latin America Representative on the Principles for Responsible Investment Council (2023-2025) and Vice President of Anbima. Currently, he is (i) a Full Member of the Board of Directors and the Sustainability Committee of Neoenergia S.A. (ii) a Full Member of the Board of Directors and the Control and Risks Committee of TIM, and (iii) Fiscal Council Member at Gerdau S.A.

HERCULANO ANÍBAL ALVES (born in 1953)

• Education: Degree in Economics by PUC/SP with a post-graduation in Financial Management and a Master degree in Finance and Investments at EAESP-FGV. Also holds a Governance, Risk and Compliance Certificate by Risk University – KPMG, participated in the Audit Committee course by IBGC, Portfolio Manager Certification by CVM and ANBIMA (CGA).

•  Professional Experience: Worked in the financial market, as Investment Director, Equities Portfolio Manager, Investment Analyst and Credit Analyst at: BRAM – Bradesco Asset Management, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen, and in the administrative and financial area of the bus company Vila Carrão. He was Board Member of Value and Liquidity Fund of Bradesco Templeton (1998-2001), Board Member of GP’s Private Equity Technology Fund (2001-2005), Member of the Fiscal Council of Gerdau S.A. (2017-2018), Member of the Fiscal Council Grupo Fleury and Ecorodovias (2018-2019), Alternate Fiscal Advisor to the Private Equity Fund of 2Bcapital (2013-2019), Partner at Araxá Investimentos (2015-2016), Partner at Barigui Gestão de Recursos (2015-2023) and Board Member of Tim Brasil (2015-2025). Currently is (i) Board Member of MBRF Brasil Foods, Chairman of the Financial Committee, Member of the Human Resources Committee (ii) Member of the Fiscal Council of Cielo, (iii) Member of the Fiscal Council of Grendene, (iv) Member of the Fiscal Council of Metalúrgica Gerdau and Alternate Fiscal Advisor to the Gerdau S.A and (v) Chairman of the Fiscal Council of Tivio Capital.

BOLÍVAR CHARNESKI (born in 1950)

● Education: Degree in Accounting in 1974 and participant in a professional exchange program in PricewaterhouseCoopers, in Atlanta, GA – USA.

● Professional Experience: Founder and partner of Charneski, Consultoria S/S LTDA (1988-2009, Charneski-Auditores & Consultores), a company settled in Porto Alegre (RS), where he was technically responsible for independent auditing and consulting services. Since 2009 dedicates to advising companies and organizations in the fields of Governance, Boards, Management, Accounting and Tax. Board member certified by Instituto IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), where he acted as a member of the Coordination Committee of the South Chapter. He was acting Partner (1st elected in Brazil) of Price Waterhouse (1971-1988), where he was also one of the founders of the Accounting and Audit Commission. Former director in various management terms of the IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors), having presided over the 6th Regional Section and serving twice as Director of IBRACON in the national level. Board of Auditors member of Grendene SA (2011-2013), of Forjas Taurus SA (1998-2007), of Metalúrgica Gerdau (2017-2020), Board of Auditors member (assigned as Financial Expert for SOX) at Gerdau S.A. (2011-2025). He is currently a Fiscal Counselor of Metalúrgica Gerdau and an Alternate Fiscal Counselor of Gerdau S.A.

MÁRIO ROBERTO PERRONE LOPES (born in 1981)

● Education: Graduated in Accounting from the Pontificia Universidade Católica de São Paulo (PUC-SP); MBA in Banking from the Instituto Brasileiro de Engenharia de Custos SP (IPEC-SP); MBA in Communication Strategy (Dialogues) and Executive MBA in Private Banking from the Fundação Getúlio Vargas (FGV-SP).

● Professional Experience: He served as Superintendent of Private Banking, Executive Manager of Global Markets (Distribution) at DIMEF, Executive Manager of Investment Strategy, and Executive Manager of Clients, Communication, and Marketing at UPB. He was also General Manager of the Private Office SP, Solutions Manager at UPB, Super Private Bank Market Manager, and Business Manager of the Private Network. An employee of Banco do Brasil since 2000. He is currently the (i) Executive Director of the Commercial and Product Division at BB Asset and (ii) Alternate member of the Fiscal Council of Gerdau S.A.

D.	EMPLOYEES

Work Force	Brazil	Other Countries	Total
2025	17,021	8,796	25,817
2024	16,750	8,807	25,557
2023	17,389	9,982	27,371

Extended Work Force*	Brazil	Other Countries	Total
2025	5,366	1,052	6,418
2024	5,116	950	6,066
2023	5,290	1,262	6,552

* Outsourced corresponds to employees of third-party service providers of Gerdau which provide, as employees of those providers, services directly to Gerdau in areas that are not the core business of Gerdau.

As of December 31, 2025, the Company employed 25,817 at its industrial units, excluding joint ventures entities, 66% of this total is based in Brazil and the remainder in South America and North America, which have 2,182 and 6,614 employees, respectively.

As labor unions in Brazil and other Countries in Latin America are organized on a regional basis, the Company has no nationwide agreements with its employees. 31% of Gerdau North America employees are unionized.

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

The following table shows the individual holdings of shares in preferred and common stock in Gerdau for each director and executive officer as of December 31, 2025.

		Preferred Shares
	Common Shares	(with restricted
Shareholder	(with voting rights)	Voting rights)
André Bier Gerdau Johannpeter	—	354,273
Claudio Johannpeter	—	—
Guilherme Chagas Gerdau Johannpeter	—	—
Gustavo Werneck da Cunha	—	51
Claudia Sender Ramirez	—	15,874
Alberto Fernandes	—	—
Rafael Dorneles Japur	—	31,199
Marcos Eduardo Faraco Wahrhaftig	—	—
Mauricio Metz	—	25,566
Carlos Eduardo Vieira da Silva	—	93,236
Cesar Obino da Rosa Peres	—	5,057
Flavia Dias da Silva de Souza	—	27,493
Wendel Gomes da Silva	—	119,361
TOTAL		672,110

The Company has different employee stock option plans for each of its subsidiaries. See Note 26 - Long - Term Incentive Plans in its Consolidated Financial Statements included herein for further details.

The following table shows the 2013 to 2025 awards (all Gerdau Preferred Shares) to each Board member and executive officer, with a current mandate, up to December 31, 2025. Since 2013, the Company has not been granting Stock Options and all remaining Stock Options were either vested or cancelled.

	Restricted Share Units					Performance Share Units
						Grant with
						performance
Names	Grant	Bonus	Exercise	Cancelled	Balance	adjustment	Bonus	Exercised	Cancelled	Balance
Alberto Fernandes	23,429	3,001	—	—	26,430	—	—	—	—	—
Andre Bier Gerdau Johannpeter	2,228,296	90,133	(1,874,319)	(18,080)	426,030	1,799,759	—	(1,752,621)	(47,138)	—
Carlos Eduardo Vieira da Silva	10,554	735	—	—	11,289	15,830	1,103	—	—	16,933
Cesar Obino da Rosa Peres	90,156	2,861	(76,458)	—	16,559	101,851	4,964	(81,653)	(324)	24,838
Claudia Sender Ramirez	41,789	4,771	(19,146)	(984)	26,430	—	—	—	—	—
Claudio Johannpeter	2,065,251	88,199	(1,709,340)	(18,080)	426,030	1,483,284	—	(1,447,138)	(36,146)	—
Flávia Dias da Silva de Souza	9,781	821	—	—	10,602	14,670	1,231	—	—	15,901
Guilherme Chagas Gerdau Johannpeter	1,352,828	83,862	(992,580)	(18,080)	426,030	490,522	—	(479,022)	(11,500)	—
Gustavo Werneck da Cunha	1,024,795	108,987	(580,219)	—	553,563	1,803,892	179,370	(1,152,618)	(299)	830,345
Marcos Eduardo Faraco Wahrhaftig	425,632	90,098	(74,395)	—	441,335	644,138	136,133	(116,743)	(1,526)	662,002
Maurício Metz	40,301	6,313	—	—	46,614	20,101	1,400	—	—	21,501
Rafael Dorneles Japur	127,402	24,563	(18,872)	—	133,093	127,929	26,129	(24,370)	—	129,687
Wendel Gomes da Silva	64,588	7,286	(38,629)	—	33,245	88,494	7,407	(76,497)	—	19,405
Total	7,504,802	511,630	(5,383,958)	(55,224)	2,577,250	6,590,470	357,737	(5,130,662)	(96,933)	1,720,612

Information concerning exercise price, grant date, vesting date and expiration date are available in the stock option table in Item 6.B — Compensation.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

As of December 31, 2025, Gerdau had 717,363,819 common shares and 1,257,780,072 non - voting Preferred Shares outstanding (excluding treasury stock). Of the two classes of traded stocks in the market, only the common stock carries voting rights. Under the terms of the Company’s Bylaws, however, specific rights are assured to the non - voting preferred stock. See the Bylaws of Gerdau attached to this Annual Report.

The table below presents certain information as of December 31, 2025, regarding (i) any person known to the Company as the owner of more than 5% of Gerdau’s outstanding common stock, (ii) any person known to the Company as the owner of more than 5% of Gerdau’s outstanding preferred stock, and (iii) the total amount of the common and preferred stock owned by the members of the board of directors and executive officers of Gerdau as a group.

Shareholder	Common Shares	%	Preferred Shares	%
Metalúrgica Gerdau S.A	702,952,615	97.9	—	—
JP Morgan Chase Bank	—	—	434,146,847	33.8
Members of the board of directors and executive officers as a group (13 members)	—	—	672,110	0.0

Metalúrgica Gerdau S.A. is a holding company that directly and indirectly controls all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau hold 97.9% of the voting capital stock of Gerdau and thus has the ability to control the Company’s Board of Directors as well as its management and operations.

On December 31, 2025 there were 434,146,847 ADSs outstanding, representing 33.8% of Gerdau Preferred Shares and the number of United States record holders was 54 (based solely on their addresses).

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

See Consolidated Financial Statements — Note 20 — Related-Party Transactions for a complete summary of the transactions with related parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s financial statements are included in Item 18.

Legal Proceedings

General

In common with other Brazilian companies, Gerdau and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil and tax matters. Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries on December 31, 2025.

The following table summarizes the contingencies and related judicial deposits: as of December 31, 2025, 2024, and 2023 (in thousands of Reais):

Subjects

	Contingencies			Deposits
	2025	2024	2023	2025	2024	2023
Tax provisions	1,928,918	1,925,237	1,737,984	89,046	272,783	1,828,611
Labor provisions	326,315	369,041	413,179	36,149	45,040	56,640
Civil provisions	37,179	34,571	34,662	25,698	14,737	178,819

The material administrative and judicial claims and the related provisions are described more fully in Note 19 to the Financial Statements.

Tax Provisions

Tax provisions are related to:

●R$ 168,702 related to ICMS (state VAT), mostly regarding the right of offsetting credits.
●R$ 39,444 related to Social Security Contributions on the payroll.
●R$ 1,350 related to “Recomposição Tarifária Extraordinária” - RTE, which represent tariffs charged for supplying energy to the Company’s industrial units. Management believes that these tariffs represent taxes and are thus incompatible with the National Tax System. The claims are currently under review in Regional and Superior Federal Courts. The Company has made escrow deposits equivalent to the total amount of these claims.
●R$ 899,510 related to disallowance of PIS and Cofins credits and claims related to their impact on other revenues.
●R$ 752,224 related to tax uncertainties related to Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL.
●R$ 7,056 related to other taxes, which were classified as probable loss.
●R$ 60,631 related to IPI, whinch were classified as probable loss.

The Company and its subsidiaries are parties to other tax claims. For these claims, no accounting provision was made, since these are considered as possible losses, based on the opinion of its legal counsel and management’s assessment. See Note 18 to the Financial Statements included herein.

Labor Provisions

The Company is also a party to labor lawsuits, for which there is a provision of R$ 326,315 as of December 31, 2025. None of these lawsuits involve significant amounts individually and the lawsuits involve various labor amounts and the provision arises from unfavorable decisions and/ or probability of probable loss in the normal course of claims with the expectation of outflow of financial resources by the Company. The balance of judicial deposits related to labor contingencies, on December 31, 2025, represented R$ 36,149.

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,443,044. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of management with input from legal counsel.

Other Provisions

The Company is also involved in lawsuits arising from the ordinary course of its operations and has reserved R$ 37,179 for these actions. Deposits in guaranteed accounts related to these contingencies on December 31, 2025, amounted to R$ 25,698.

Other contingent liabilities with remote probabilities of losses, involving uncertainties regarding their occurrence, and, therefore, not recorded as provisions, are presented below:

Antitrust Proceedings

The current number of ongoing proceedings (six) is low, which demonstrates a controlled environment aligned with competitive compliance practices. It is important to note that, in judicial or administrative proceedings, the continuation, closure or dismissal of a case does not necessarily depend on the Company’s internal performance, but also on external factors, such as the processing time within the courts and administrative bodies, due to the high volume of cases handled by these institutions. Therefore, although no proceedings were formally closed this year, two of them had extrajudicial settlements reached without any admission of misconduct or irregularity by Gerdau, and their final closure is pending only procedural formalities. The Company maintains a diligent and strategic approach, ensuring continuous monitoring and consistent management of all proceedings. Gerdau states that it has not engaged in any misconduct in any of the ongoing proceedings.

A lawsuit was filed based on a request by two civil construction unions in the state of São Paulo alleging that Gerdau and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Competition Defense System (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel existed. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, in an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

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

Against both decisions, appeals were lodged with the Superior Court of Justice and the Supreme Federal Court. The appeal to the Supreme Federal Court was dismissed. Upon unanimous decision, the Superior Court of Justice (STJ) dismissed the fine, acknowledging that there was no due process of law, considering that CADE conducted the case without the proper market analysis and related facts (see STJ, REsp 1.979.138 - DF (2021/0405949-3).

The decision of the STJ was appealed by CADE and the Attorney-General of The Republic (PGR – Procurador-Geral da República) to the Supreme Federal Court (STF).

On December 30, 2024, the Company and its subsidiary Gerdau Aços Longos S.A entered into an Agreement with the Administrative Council for Economic Defense (CADE), subject to judicial approval, related to the Administrative Process. The Agreement did not delve into the merits of the alleged conduct under investigation in the mentioned administrative process and it should not be interpreted as an admission by Gerdau of any irregularity or illegality. As a result of this Agreement, the parties settled to terminate the lawsuits aforementioned and their related appeals. Gerdau committed to paying the amount of R$ 256.099 to the Fundo de Defesa de Direitos Difusos, under the terms of Law Nº 14.973, of October 17, 2004. The payment was made in cash using available resources. The Company filled the request to withdraw the two ongoing lawsuits, whose petition was received, processed and granted with the approval occurring on January 7, 2025.

Other Civil Litigation

The Company and its subsidiaries are parties to other civil claims that together have an amount of R$ 1,006,450. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel and management’s assessment.

No Material Effect

The Company is involved in several tax, environmental, civil and labor disputes involving significant monetary claims. Unfavorable results in judicial, administrative and regulatory litigation could negatively affect our operating results, cash flows and financial condition. For more information on our several tax, environmental, civil and labor disputes, see Item 3.D – “Risk Factors – Financial Risks – We are involved in several tax, environmental, civil and labor disputes involving significant monetary claims. Unfavorable outcomes in judicial, administrative and regulatory litigation may negatively affect our results of operations, cash flows and financial condition.”

Dividend Distribution

Brazilian Corporate Law requires the Bylaws of each Brazilian corporation to specify a minimum percentage of the profits for each fiscal year that must be distributed to shareholders as dividends. On this note, it is common for corporations to provide for a minimum payout of 25% of adjusted net income. According to the Company’s Bylaws, this percentage has been fixed at no less than 30% of the adjusted net income for distribution each fiscal year.

Dividends for a given fiscal year are payable from (i) retained earnings from prior periods and (ii) after-tax income for the same period, after the allocation of income to the legal reserve and to other reserves. To convert the dividends paid by the Company from reais into U.S. dollars, the financial institution providing the Company with custodial services uses the significant commercial market exchange rate on the date that these dividends are made available to shareholders in Brazil. Under Brazilian Corporate Law, a Brazilian company is required to maintain a legal reserve, to which it must allocate 5% of net income determined in accordance with the law for each fiscal year until such reserve reaches an amount equal to 20% of the Company’s paid-in capital. On December 31, 2025, Gerdau’s legal reserve amounted to R$ 2,826.3 million or 11.6% of total paid-in capital of R$ 24,273.2 million. According to Brazilian Corporate Law, holders of Preferred Shares in a Brazilian corporation are entitled to dividends at least 10% greater than the dividends paid on ordinary shares. Gerdau’s Executive Directors presented a proposal at the 2002 general meeting to grant to both ordinary and Preferred Shares 100% tag-along rights. Shareholders approved this measure and the right was extended to all shareholders, even though the new Brazilian Corporate Law only requires that such rights be granted to the common minority shareholders (and only for 80% of the consideration paid to the controlling shareholders).

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

The Company is listed on the Level 1 segment of the B3. To become a Level 1 company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing at least 20% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards, including cash flow statements; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers; (v) disclose the terms of the transactions with related parties; (vi) make a schedule of corporate events available to shareholders; (vii) at least once a year, hold public meetings with analysts and investors; (viii) include in the Company’s Bylaws the mandatory minimum clauses set out by B3; (ix) prepare and publish its Trading Securities Policy and Code of Conduct; and (x) not accumulate the position of Chairman of the Board of Directors and Chief Executive Officer or lead executive by the same person.

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

In addition, Law Nº 11,638, of December 28, 2007 and Law Nº 11,941, of May 27, 2009, is also applicable, which amended a number of provisions of Brazilian Securities Law and Brazilian Corporate Law, related to accounting rules and financial statements of Brazilian corporations. The changes aim to bring Brazilian accounting rules/financial statements closer to international standards.

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

CVM has issued Resolution Nº 80, dated March 29, 2022, as amended, that provides for the requirements for the registration of publicly held companies and companies that intend to trade securities in regulated securities markets. CVM Resolution Nº 80 significantly modified the reporting requirements applicable to publicly held companies and reiterating and strengthening the obligation to such companies to file annually with CVM a Reference Form (“Formulário de Referência”) containing all of the Company’s significant information and to update the information contained therein as soon as any significant changes occur.

In addition to such reporting requirements, the occurrence of certain events also requires disclosure of information to the CVM, the B3, or even the public. These include, as determined in CVM Resolution Nº 44, dated August 23, 2021, (i) the direct or indirect acquisition by an investor of at least 5% (five percent) of any class or type of shares representing the share capital of a publicly held company, (ii) the sale of shares representing the transfer of control of a publicly held company and (iii) the occurrence of a material event to the corporation. Also, on October 29, 2024, the CVM issued Resolution Nº 215, as amended, which reiterated the obligation to conduct tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a public held company.

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

Regulation of Foreign Investment in Brazil

Foreign investors may either register their investments in the Company’s shares as a foreign direct investment under Law Nº 4,131/62, as amended, and BCB (Central Bank of Brazil) Resolution Nº 278/22, which regulates Law No. 14,286, of December 29, 2021, or as a portfolio investment under BCB Resolution Nº 13/24 and CVM Resolution Nº 13/20, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the RFB (Receita Federal do Brasil, the Brazilian internal revenue service) pursuant to its Regulatory Instruction Nº 2,119, as of December 8, 2022. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Trading on Exchanges outside Brazil

In addition to the B3, Gerdau shares are currently traded on the New York Stock Exchange:

New York Stock Exchange

On March 10, 1999, Gerdau obtained registration for the issuance of Level II ADSs, which began trading on the New York Stock Exchange the same day. Under the GGB symbol, these Level II ADSs have been traded in virtually every session since the first trading day. In 2025, 3.3 billion ADSs were traded, a figure 50% higher than in 2024, representing a trading volume of US$ 12.1 billion, equivalent to a daily average of US$ 48.3 million. In 2024, 2.2 billion ADSs were traded, a figure 3% higher than in 2023, representing a trading volume of US$ 6.3 billion, equivalent to a daily average of US$ 29.8 million. In 2023, 2.1 billion ADSs were traded, a figure 52% lower than in 2022, representing a trading volume of US$ 8.54 billion, equivalent to a daily average of US$ 36.6 million.

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

The consolidated Bylaws set forth herein as Exhibit 1.1.

Objects and purposes

According to the Article 2 of the Company’s Bylaws, Gerdau has the following purposes:

●	holding interests in the capital of companies engaged in the industry and trade of steel and/or metallurgical products, with plants integrated or not integrated to ports, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and management of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities in accordance with the applicable law;
●	industry and trade exploitation in steel products in general, laminates, drawn and iron and steel products, smelting of iron, steel and other metals, including through representation, import and exporting of goods related to its industrial and commercial activities, technical assistance and service provision; and
●	commercialization and import of natural gas and other related activities.

Summary of Special Conditions Relating to Directors and Officers

Although the Bylaws do not specifically address this matter, the Company, its directors and officers are obliged to adhere to the provisions of Brazilian Corporate Law, which regulates corporations in Brazil, and also observe the rules of the Brazilian Securities Commission (CVM) and the São Paulo Brazilian Stock Exchange (B3).

In general terms, Article 153 of the Brazilian Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence which a person normally employs in the administration of his/her own affairs.

In addition, Article 154, paragraph 2 of the Brazilian Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company’s property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest, without the prior approval of a general meeting or the Board of directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s Bylaws or a general meeting.

Article 156 of the Brazilian Corporate Law states that an administrator (members of the Board of directors and executive officers) shall not take part in any corporate transaction in which he/she has an interest which conflicts with an interest of the corporation, nor in the decisions made by the other officers on the matter.

Regarding the decision on Director’s compensation, the Bylaws of the Company state that the shareholders are in charge of defining the global remuneration of the administrators (members of the Board of Directors and Executive Officers) and the Board of Directors is in charge of fixing the individual remuneration of its Directors and Officers (Article 6, paragraph 5, letters “m” and “n” of the Company’s Bylaws).

Finally, the Board of Directors and the Board of Officers may decide to create specific committees linked to themselves, which shall include one or more of its members, Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations (see Article 6, paragraph 7, and Article 9, paragraph 3, respectively, of the Company’s Bylaws).

Rights, preferences and restrictions attaching to each class of the shares

Gerdau’s capital stock is divided into common and Preferred Shares.

Rights to dividends

All common and Preferred Shares enjoy the same rights to dividends, which are established by the Company’s Bylaws as a minimum mandatory percentage of 30% of net income, with the following adjustments:

(a)  the addition to the following amounts:

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

(b)  the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

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

In accordance with the Brazilian Corporate Law, shareholders representing the majority of a) holders of Preferred Shares without voting rights (or with restricted voting rights) representing 10% of the total capital stock; and b) holders of at least 15% of the voting capital stock, shall have the right to elect and remove a member and his substitute from the Board of directors, in a separate election at the general meeting, the majority shareholder being excluded from such election.

If neither the holders of shares with voting rights nor the holders of Preferred Shares without voting rights or with restricted voting rights are sufficient to achieve the quorum above, they shall be allowed to aggregate their shares in order to jointly elect a member and his substitute for the Board of Directors, in this case considering the quorum of 10% of the capital stock.

Also, shareholders representing at least 5% of the voting capital may also request that the election of directors be subject to cumulative voting, said request to be submitted to the Company no later than 48 hours prior to the general meeting.

Notwithstanding the provisions aforementioned, the controlling shareholders shall always have the right to elect the majority of the members of the Board of Directors of a Brazilian company.

Based upon Article 161, paragraph 4 of the Brazilian Corporate Law, the holders of Preferred Shares without voting rights or with restricted voting rights shall be entitled to elect one member of the Board of Auditors and his alternate in a separate election. The minority shareholders shall have the same right, provided that they jointly represent 10% or more of the voting shares.

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

Changes to the rights

The Brazilian Corporate Law states, in its Article 109, that neither the Bylaws nor a general meeting may deprive a shareholder of the right:

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

Furthermore, Article 16, sole paragraph of the Brazilian Corporate Law sets forth that, unless expressly provided for, an amendment to that section of the Bylaws which regulates the different classes of shares shall require the approval of the shareholders of all shares thereby affected. On the same hand, Article 136, paragraph 1 of the Brazilian Corporate Law states that any changes in the preferences or rights of the Preferred Shares, or the creation of a class of shares having priority in relation to the existing Preferred Shares, unless the change is authorized by the Bylaws, would require the approval of the preferred shareholders in a special general meeting, in addition to approval by the majority of the holders of the outstanding voting shares.

Annual general meetings and extraordinary general meetings of shareholders

The call for a shareholder meeting, which could be annual Ordinary General meeting and Extraordinary General meetings of Gerdau shall be made by a notice published on at least three occasions in the Valor Econômico, São Paulo edition. The notice shall contain, in addition to the place, date and time of the general meeting, the agenda and, in the case of an amendment to the Bylaws, an indication of the subject-matter.

In accordance with the Brazilian Corporate Law, the first call of the general meeting shall occur twenty-one (21) days in advance, and the second call eight (8) days in advance.

Apart from the exceptions provided by law, the opening of a general meeting shall occur on first call with the presence of shareholders representing at least one-quarter of the voting capital; and on the second call, with any number.

In order to attend a shareholders’s meeting, a shareholder may participate by itself or may be represented at a general meeting by a proxy, appointed less than one year before, who shall be a shareholder, a corporation officer, a lawyer or a financial institution. Also, shareholders that are legal entities may be represented at shareholders’ meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code. Investment funds must be represented by their administrator or a proxy.

A request for the appointment of a proxy shall satisfy the following requirements:

a)	contain all information necessary to exercise the requested vote;
b)	entitle the shareholder to vote against a resolution by appointing another proxy to exercise the said vote; and
c)	be addressed to all shareholders whose addresses are kept by the corporation.

Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Resolution No. 80, as amended, and aims to facilitate the participation of shareholders in general meetings.

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

According to Article 119 of Brazilian Corporate Law, a shareholder resident or domiciled abroad must maintain a representative in Brazil empowered to accept service of process in proceedings brought against him under the Brazilian Corporate Law.

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

II – the execution of any derivative financial instruments referenced in shares mentioned in the main clause, even if there is no provision for physical settlement.

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

Paragraph 4. The communication referred to in the caput shall be performed immediately after the mentioned participation referred in Paragraph 1 is accomplished.

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

Bonds — The Company, through its subsidiaries, Gerdau Trade Inc. and GUSAP III LP, has issued bonds due in 2027, 2035 and 2044. The following companies guaranteed these transactions: Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. In December 2025, the Company, through its subsidiary GUSAP III, paid an early redemption of the totality of its 2030 Bonds, with principal amount of US$ 500 million. On December 31, 2025, the outstanding balance of these bonds was US$ 1,311 million (equivalent to R$ 7,212 million).

Debentures — The Company concluded in 2025 the issuance of debentures with maturity of 7 years. In June, 2025, the Company paid the debentures issued in 2019 at maturity, with total amount of R$ 800 million. On December 31, 2025, the outstanding balance of these debentures was R$ 4,375 million.

GGWCF — In September 2022, the Company concluded the structuring of its senior unsecured working capital revolving facility with a total committed amount of US$ 875 million (equivalent to R$ 4,815 million) and maturity in September 2027. On December 31, 2025, there were no outstanding loans under this facility.

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

Since July 1, 2013, JPMorgan Chase Bank is the Depositary for the ADSs (“Depositary”); and, since June 2, 2025, BTG Pactual Serviços Financeiros S/A DTVM. is the custodian on behalf of the Depositary. Pursuant to the registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds abroad.

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

Income tax

Dividends

Until 2025, dividends derived from profits generated on or after January 1, 1996, paid by a Brazilian corporation such as our Company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, Preferred Shares or ADSs, were exempt from income tax in Brazil, as provided by article 10 of Federal Law no. 9,249, of December 26, 1995.

Law No. 15,270, enacted on November 26, 2025, introduced a number of changes to the Brazilian income tax rules, including the levy of income tax on dividend payments made by Brazilian companies to non-resident shareholders, as well as on payments made to individual shareholders resident in Brazil in excess of the monthly amount of BRL 50,000.00 (fifty thousand reais). Such tax shall be withheld at source by the company distributing the dividends at a rate of 10%, with respect to profits generated as from the year 2026. Profit distributions relating to results accrued up to December 31, 2025, and duly approved by that date, shall remain exempt from income tax, provided that the corresponding dividends are paid by 2028 (we are aware of judicial precedents, such as Direct Actions of Unconstitutionality nºs. 7.912 and 7.914, filed before the Federal Supreme Court, and bills of Law currently under discussion in the National Congress, such as n. 5,473/2025, that aim to further extend such exemption to distributions approved throughout the year 2026, in respect of profits accrued prior to 2026).

Notwithstanding such withholding tax levy, and considering that such levy was introduced in the context of the establishment of a minimum income taxation in Brazil, Law No. 15,270/25 also provided that taxpayers may, within a period of up to 360 days, claim a tax credit corresponding to a portion or the entirety of the tax withheld, to be refunded in accordance with regulations yet to be issued by the Executive Branch. Such credit, however, may only be claimed under the specific circumstances set forth in the legislation, which are essentially conditioned to the demonstration that the profits distributed as dividends have already been subject, at the level of the distributing company, to Brazilian corporate income tax (IRPJ) and the social contribution on net profits (CSLL) at effective rates equal or close to the reference rates applicable to such taxes, disregarding any tax benefits or deductions utilized by the company.

The new taxation rules described above shall be observed by the company in future dividend payments to Non-Resident Holders of common shares, preferred shares, or ADRs.

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

Until 2025, such payments of interest on shareholders’ equity made to a Non-Resident Holder were generally subject to withholding income tax at the rate of 15%, such rate being increased to 25% if the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction (please refer to “—Tax Favorable Jurisdictions” for a definition of this concept). However, with the enactment of Complementary Law No. 224, dated December 26, 2025, interest on net equity payments have, as from January 1st, 2026, become subject to withholding income tax at a rate of 17.5%, with the 25% rate remaining in effect if the holder is resident or domiciled in Tax Favorable Jurisdictions.

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

New restrictions on these payments may still be discussed and approved by the National Congress in the coming years.

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

As far as ADSs are concerned, arguably the gains realized by a Non-Resident Holder on the disposition of ADSs are not taxed in Brazil, based on the argument that ADSs are not “assets located in Brazil” for purposes of Article 26 of Federal Law Nº 10,833/03. Although we cannot rule out the risk of Brazilian tax authorities taking the view that ADSs would be “assets located in Brazil”, we are not aware of any tax ruling in this regard. In any case, in the event that ADSs are deemed to be “assets located in Brazil” for purposes of Article 26 of Federal Law Nº 10,833/03, gains realized on a disposition of ADSs by a Non-Resident Holder would be subject to withholding income tax in Brazil, according to the rules described below.

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

The rules related to whether or not withholding income tax must be levied on such gains will vary depending on the domicile of the Non-Resident Holder, the type of the investment that must be made by the Non-Resident Holder, and how the disposition is carried out.

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

Gains realized by a Non-Resident Holder on a disposition of common shares or Preferred Shares (or ADSs, in case they are deemed “assets located in Brazil”) that is not carried out on a Brazilian stock exchange are subject to income tax at the same rate applicable to resident individuals. As from January 1, 2017, in accordance with Article 21 of Federal Law Nº 8,981, of January 20, 1995, as amended by Federal Law Nº. 13,259, of March 16, 2016, capital gains realized by resident individuals are taxable at progressive rates in brackets that vary from 15% to 22.5%, depending upon the amount of gain realized on the transaction, being: (i) 15% on gains realized up to R$ 5 million; (ii) 17.5% on gains exceeding R$ 5 million but not R$ 10 million; (iii) 20% on gains exceeding R$ 10 million but not R$ 30 million; and (iv) 22.5% on gains exceeding R$ 30 million. With specific regard to the Qualified Portfolio Investor, it could also be argued that the tax would be limited to the maximum rate of 15%, based on some tax rulings issued by the Brazilian tax authorities (i.e., Rulings – “Soluções de Consulta Cosit” nº 202 and nº 228, of 2024). In case, however, the Non-Resident Holder is resident or domiciled in a Tax Favorable Jurisdiction, the gains he/she realizes upon disposition of said assets will be taxable at the fixed rate of 25% (please see “—Tax Favorable Jurisdictions” below for a definition of this concept).

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

A Non-Resident Holder of ADSs may cancel such ADSs and exchange them for common or Preferred Shares. Income tax may not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment before the Brazilian Central Bank, and as long as ADSs are not deemed “assets located in Brazil.”

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

Currently, as a general rule, IOF/FX is levied at the rate of 0.38% in foreign exchange transactions relating to the inflow of fund into Brazil from abroad, and at a rate of 3.5% in transactions involving the transfer of funds from Brazil to abroad. There are, however, a number of exceptions to such general rule (as provided by Articles 15-B and 15-C of Decree Nº 6,306, of December 14, 2007, as amended).

Among the exceptions, there is a provision determining that foreign exchange transactions for the inflow of funds into Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are subject to IOF/FX at a zero percent rate.

Similarly, foreign exchange transactions for the outflow of funds in connection with the return of investments made in the Brazilian financial and capital markets are also subject to IOF/FX at a zero percent rate. The same rate applies on the outflow of funds in connection with payments of dividends and interest on shareholders’ equity made by Brazilian companies.

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

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is PFIC for U.S. federal income tax purposes. Based on the Company’s audited financial statements and significant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its taxable year, nor does it anticipate being classified as a PFIC in its current taxable year or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurance can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year).

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

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Net Investment Income tax to your income and gains in respect of your investment in our Preferred Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain U.S. holders that hold certain specified foreign financial assets in excess of $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year are subject to U.S. return disclosure obligations (and related penalties for failure to comply with such reporting requirements). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

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

Foreign currency sensitivity analysis

As of December 31, 2025, the Company was primarily exposed to fluctuations between the Real and the Dollar. The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar on its unhedged debt (loans and financing), accounts receivable from exports from Brazil, and import suppliers (imports/exports). Fluctuations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, for foreign currency variations, if the Real appreciates against the Dollar, this would represent gain of R$ 217,347 (gain of R$ 124,447 as of December 31, 2024), if the Real depreciates against the Dollar, this would represent an expense of the same value. As for foreign currency variations in imports and exports, if the Real appreciates against the Dollar, this would represent gain of R$ 13,370 (loss of R$ 44,777 as of December 31, 2024), if the Real depreciates against the Dollar, this would represent an expense of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Sensitivity analysis of currency forward contracts

As of December 31, 2025 and December 31, 2024, the Company has no exposure to forward contracts in US Dollars or Argentine Pesos against the US Dollar for any of its assets and liabilities. The US Dollar/Real forward contracts are intended to hedge asset and liability positions in US Dollars, and the mark-to-market effects of these contracts were recorded in the Consolidated Income Statement.

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

Interest rate sensitivity analysis

The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 43,547 as of December 31, 2025 (R$ 44,299 as of December 31, 2024) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

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

As of December 31, 2025, the Company has exposure to commodity (energy) derivatives. The sensitivity analysis performed by the Company considers the effects of a 5% increase or decrease in the price of commodities, and their effects on the mark-to-market valuation of these derivatives. A 5% increase in the price of commodities represents revenue of R$ 4,130 (R$ 3,113 as of December 31, 2024), and a 5% decrease in the price of commodities represents an expense as of December 31, 2025 and December 31, 2024. The effects of the mark-to-market valuation of these derivatives were recorded in the Consolidated Income Statement.

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

J.P. Morgan Chase Bank, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2025, the depositary reimbursed the Company in the amount of US$ 2,763,612 gross (US$ 1,934,528 net of withholding taxes) recognized in the income statement.

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

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met. Based on their evaluation as of December 31, 2025, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective at a reasonable assurance level.

The Disclosure Committee is composed of the Chief Executive Officer, Gustavo Werneck da Cunha, the Chief Financial Officer and Executive Vice President, Rafael Dorneles Japur, the Accounting Director, Clemir Uhlein, the Director of Corporate Communication, Pedro Moraes Torres Pinto and the Corporate Legal Director Leandro Miana Telles. This Committee oversees and reviews all materials for which there is a legal disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

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

Management has documented and evaluated the effectiveness of the internal control over Financial Reporting of the Company as of December 31, 2025, in accordance with the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

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

The General Meeting, held on April 10, 2025, determined that Elvira Baracuhy Cavalcanti Presta, a member of its Board of Auditors, is a “financial expert” and independent within the meaning of the SEC rules applicable to disclosure of such expertise.

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

The current Code of Ethics and Conduct is aligned with the Company’s culture and the principle DO WHAT IS RIGHT. It is divided in chapters that cover: safety above all; respect; obligations with third parties; conflict of interest; corruption prevention; laws and regulations; competition practices; accurate information; donations and sponsorships; protection of Company property; data protection; disciplinary procedures; ethics helpline.

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

The purpose and the contents of the current Code of Ethics and Conduct have been made public to all employees and Board of Directors, with their understanding and formal agreement, and have been the object of periodically in-Company training. For suppliers, service providers, and customers there is a Code of Ethics and Conduct For Third Parties with similar content, which establishes guidelines for the Company’s relationship with its third parties.

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

The following table provides information on fees billed to Gerdau for professional services rendered by the external auditors responsible for auditing the financial statements included in this Annual Report (in thousands of Brazilian Reais) which were PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended on December 31, 2025 and December 31, 2024:

	2025	2024
Audit fees	11,800	10,864
Audit-related fees	2,212	113
All other fees	—	—
Total	14,012	10,977

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

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of 3 (three) independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, the Company needs only to comply with the requirement that the audit committee, or Board of Auditors in its case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a Board of Auditors composed of 3 (three) to 5 (five) members who are elected by the shareholders at the Ordinary General meeting, and the Bylaws shall set forth its rules of operation. Under the applicable law the Board of Auditor may operate on a permanent basis or only in the fiscal year in which it is installed at the request of the shareholders. The Board of Auditors operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of the management of the Company, examine the financial statements of each fiscal year and provide a formal report to its shareholders.

The Company has a permanent Board of Auditors that consists of 3 (three) but up to 5 (five) members and 3 (three) but up to 5 (five) alternates and which has ordinary meetings every two months. The members of Gerdau’s Board of Auditors are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. Gerdau believes that its Board of Auditors, as modified, meets the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Board of Auditors operates under a written charter which the Company believes satisfies the NYSE’s requirements for audit committee charters. The Board of Auditors is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the duties that have been provided to the Board of Auditors to the extent permitted by Brazilian law, the Company believes that its current corporate governance system, taken as a whole, including the ability of the Board of Auditors to consult internal and external experts, is fully equivalent to a system having an audit committee functioning as an assistance committee of its Board of Directors. For a further discussion of its Board of Auditors, see “Item 6C. Board Practices – Board of Auditors.”

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

Majority of Independent Directors:  Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors.  The Company does not have a similar requirement under Brazilian practice and currently does not have a majority of independent directors serving on its Board of Directors (2 independent members out of 6 total members).

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

Equity Compensation Plans: Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Any material changes or a new or different Long-Term Incentive Plan will require the favorable vote of holders of the common shares of the Company. Holders of Preferred Shares, including holders of the Company’s ADSs, however, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Gerdau establishes operating principles for governance, and it observes the requirements of the Brazilian Securities Commission (CVM) and it has adhered to the Level I listing standards of the B3. Furthermore, the Company also has the following corporate policies: (a) Information Disclosure Policy; (b) Securities Trading Policy; (c) Related-Party Transactions Policy; (d) Human Rights, Diversity, Equity & Inclusion, and Social Responsibility Policy; (e) Anti-Corruption Policy; (f) Environmental Policy; (g) Compliance Policy; (h) Risk Management Policy; (i) Tax Policy; (j) Integrated Policy; (k);) Clawback Policy; (l) Contracting of Independent Auditors Policy; (m) Nomination Policy; (n) Income Allocation Policy; (o) Code of Ethics and Conduct; and (p) Code of Ethics and Conducts for Third Parties.

Code of Business Conduct and Ethics: Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has a similar requirement under Brazilian law, and it has adopted a code of ethics that applies to its directors, officers and employees. For more information regarding the Code of Ethics please see Item 16B. Code of Ethics and Conduct.

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

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

As a Brazilian publicly traded company, Gerdau follows Brazilian Law and CVM Resolution Nº 44, of August 23, 2021, in addition to having adopted a “Securities Trading Policy” and the Code of Ethics and Conduct. The Securities Trading Policy applies to the purchase, sale and other dispositions by our Board of Directors, Fiscal Counsel, senior management, employees and the Company itself, and has been reasonably designed to promote and control compliance with insider trading laws, rules and regulations and the treatment of confidential and non-public information.

The Securities Trading Policy and the Code of Ethics and Conduct are set forth herein as Exhibits 14.02 and 11.01, respectively.

ITEM 16K.CYBERSECURITY

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

In the same way we have developed and maintained a Comprehensive Cybersecurity Incident Response Plan to identify critical roles and ensure the restored functioning of our operations in the event of a significant cybersecurity incident.

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

Cyber Insurance:

The Company maintains a cyber insurance policy covering losses arising from cyber incidents, including claims related to Cyber Civil Liability, subject to the terms, conditions, exclusions, and limits set forth in the applicable insurance policy. This policy is intended to provide financial protection against certain risks associated with cybersecurity events and complements the Company’s broader risk management framework.

In addition, the Company continues to hold industrial infrastructure insurance that may provide coverage for cyber incidents resulting in physical damage to industrial assets or disruption of operations, where applicable. While these insurance arrangements are an important component of the Company’s risk mitigation strategy, they may not cover all potential losses, costs, or liabilities arising from cyber incidents.

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

4.01	Gerdau S.A. Equity Incentive Plan, Equity Ownership Plan and Long-Term Incentive Plan (for Gerdau Ameristeel)***

4.02	Gerdau Special Steel North America Equity Incentive Plan****

4.03	Long-term incentive plan*****

11.01	Code of Ethics******

12.01	Certification of the Chief Executive Officer under Item 15±

12.02	Certification of the Chief Financial Officer under Item 15±

13.01	Certification pursuant to 18 U.S.C. Section 1350 †±

13.02	Certification pursuant to 18 U.S.C. Section 1350 †±

14.01	Clawback Policy *******

14.02	Securities Trading Policy ±********

23.01	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.±

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

********Incorporated by reference to Exhibit 14.02 to the Company’s Annual Report on Form 20-F (File Nº 001-14878) filed with the Securities and Exchange Commission on March 14, 2025.

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

GERDAU S.A.

	By:	/s/ Gustavo Werneck da Cunha
	Name:	Gustavo Werneck da Cunha
	Title:	Chief Executive Officer

Dated: March 13, 2026	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Chief Financial Officer

GERDAU S.A.

Consolidated financial statements
as of December 31, 2025 and 2024
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

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Gerdau S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment – North America

As described in Notes 11 and 29.1 to the consolidated financial statements, the Company has a goodwill balance of R$ 11,995,727 thousand as of December 31, 2025, associated with the North America cash generating unit (“CGU”). Management performs impairment tests of goodwill for each CGU at least annually, or whenever changes in events or circumstances indicate that the carrying value of goodwill may be impaired. When the carrying amount of the CGU exceeds its recoverable amount, the Company recognizes an impairment charge. The recoverable amount of the asset is the higher of its fair value less costs of disposal and its value in use. The Company's management determined the recoverable amount of goodwill in the CGU based on its value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of goodwill includes significant judgments and assumptions relating to growth rates in perpetuity and discount rates.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgments applied by management when developing the recoverable amounts of the Company's CGU. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions, including growth and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

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

Recoverability of deferred tax assets

As described in Notes 2.10 and 8(b) to the consolidated financial statements, the Company has an outstanding amount of R$ 2,208,152 thousand of deferred tax assets (composed of taxes on income: “IRPJ and CSLL”) as of December 31, 2025. The recoverability of these deferred tax assets is dependent on the generation of future taxable income, which is supported by projections prepared by management. This assessment considers the historical profitability of the Company and its subsidiaries, expectations of continuous profitability and estimates of the recovery of deferred tax assets over future years. The future taxable income projections used by management to estimate the recoverability of these deferred tax assets include significant judgments and assumptions relating to growth rates as well as movements in the temporary tax differences.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Porto Alegre, Brazil

March 13, 2026

We have served as the Company’s auditor since 2022.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2025 and 2024

In thousands of Brazilian reais (R$)

	Note	2025	2024
CURRENT ASSETS
Cash and cash equivalents	4	5,929,170	7,767,813
Short-term investments	4	445,627	509,030
Trade accounts receivable - net	5	4,810,640	5,176,958
Inventories	6	14,731,081	16,504,911
Tax credits	7	1,282,249	1,153,122
Income and social contribution taxes recoverable		685,811	914,395
Dividends receivable		4,981	125
Fair value of derivatives	17	36,623	16,921
Other current assets		678,899	626,148
		28,605,081	32,669,423

NON-CURRENT ASSETS
Tax credits	7	1,429,324	1,744,387
Deferred income taxes	8	2,561,980	2,427,648
Judicial deposits	19	150,893	332,560
Other non-current assets		387,708	358,806
Prepaid pension cost	21	9,328	9,716
Fair value of derivatives	17	—	35,947
Investments in associates and joint ventures	9	3,944,474	4,222,317
Goodwill	11	11,995,727	13,853,114
Leasing	13	1,271,462	1,168,694
Other intangibles	12	691,365	400,567
Property, plant and equipment, net	10	30,640,833	29,591,314
		53,083,094	54,145,070

TOTAL ASSETS		81,688,175	86,814,493

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2025 and 2024

In thousands of Brazilian reais (R$)

	Note	2025	2024
CURRENT LIABILITIES
Trade accounts payable - domestic market	14	3,641,918	3,892,296
Trade accounts payable - debtor risk	14	381,415	459,899
Trade accounts payable - imports	14	986,338	1,365,909
Short-term debt	15	897,295	697,049
Debentures	16	44,609	37,988
Taxes payable	18	400,293	411,420
Income and social contribution taxes payable		289,862	346,208
Payroll and related liabilities		915,508	918,612
Leasing payable	13	386,472	430,727
Employee benefits	21	594	186
Environmental liabilities	22	382,800	245,429
Fair value of derivatives	17	3,306	1,747
Other current liabilities		1,557,010	2,043,921
		9,887,420	10,851,391

NON-CURRENT LIABILITIES
Long-term debt	15	8,877,457	9,110,972
Debentures	16	4,362,790	3,790,475
Deferred income taxes	8	353,828	163,138
Provision for tax, civil and labor liabilities	19	2,292,412	2,328,849
Environmental liabilities	22	237,865	413,653
Employee benefits	21	404,085	545,206
Leasing payable	13	1,002,689	849,942
Other non-current liabilities		471,140	587,081
		18,002,266	17,789,316

EQUITY	23
Capital		24,273,225	24,273,225
Capital reserves		11,597	11,597
Treasury stocks		(520,067)	(734,278)
Retained earnings		23,054,501	24,238,217
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		9,670,807	13,064,668
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		53,585,393	57,948,759

NON-CONTROLLING INTERESTS		213,096	225,027

EQUITY		53,798,489	58,173,786

TOTAL LIABILITIES AND EQUITY		81,688,175	86,814,493

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2025, 2024 and 2023

In thousands of Brazilian reais (R$)

	Note	2025	2024	2023

NET SALES	25	69,858,532	67,026,656	68,916,447
Cost of sales	30	(61,891,039)	(57,823,416)	(57,583,992)
GROSS PROFIT		7,967,493	9,203,240	11,332,455
Selling expenses	30	(782,351)	(762,560)	(716,195)
General and administrative expenses	30	(1,338,443)	(1,404,059)	(1,491,441)
Other operating income	30	164,476	306,426	1,033,506
Other operating expenses	30	(392,976)	(999,002)	(522,476)
Recovery of Eletrobras Compulsory Loan	19 IV	—	100,860	—
Results in operations with subsidiary and joint ventures	3.4	—	808,367	—
Impairment of financial assets	30	(10,249)	(30,910)	(10,728)
Impairment of assets	29	(1,964,504)	(199,627)	—
Equity in earnings of unconsolidated companies	9	95,622	464,467	827,606
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		3,739,068	7,487,202	10,452,727
Financial income	31	693,610	726,154	903,019
Financial expenses	31	(2,073,372)	(1,508,339)	(1,396,789)
Exchange variations, net	31	210,767	(1,064,401)	(850,375)
Tax credits monetary update	31	—	—	253,002
(Losses) Gains on financial instruments, net	31	(45,626)	(176,901)	(14,979)
INCOME BEFORE TAXES		2,524,447	5,463,715	9,346,605

Current	8	(1,119,427)	(1,159,640)	(1,810,459)
Deferred	8	13,418	294,987	837
Income and social contribution taxes		(1,106,009)	(864,653)	(1,809,622)

NET INCOME		1,418,438	4,599,062	7,536,983
ATTRIBUTABLE TO:
Owners of the parent		1,387,020	4,566,317	7,501,565
Non-controlling interests		31,418	32,745	35,418
		1,418,438	4,599,062	7,536,983

Basic earnings per share - preferred - (R$)	24	0.69	2.18	3.57
Basic earnings per share - common - (R$)	24	0.69	2.18	3.57

Diluted earnings per share - preferred - (R$)	24	0.69	2.18	3.56
Diluted earnings per share - common - (R$)	24	0.69	2.18	3.56

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2025, 2024 and 2023

In thousands of Brazilian reais (R$)

	2025	2024	2023
Net income for the year	1,418,438	4,599,062	7,536,983
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	22,101	130,946	176,214
Cumulative translation adjustment	(3,779,601)	7,871,003	(2,405,155)
Recycling of cumulative translation adjustment to net income	—	(407,560)	—
Unrealized Gains (Losses) on net investment hedge	246,696	(558,529)	247,924
Cash flow hedges
Unrealized Gains (Losses) on Financial Instruments, net of tax	—	(783)	783
	(3,510,804)	7,035,077	(1,980,234)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit pension plan, net of tax	51,879	38,755	96,570
	51,879	38,755	96,570

Other comprehensive (loss) income, net of tax	(3,458,925)	7,073,832	(1,883,664)

Total comprehensive (loss) income for the year, net of tax	(2,040,487)	11,672,894	5,653,319

Total comprehensive (loss) income attributable to:
Owners of the parent	(2,067,047)	11,596,391	5,625,696
Non-controlling interests	26,560	76,503	27,623
	(2,040,487)	11,672,894	5,653,319

The items in the statement of comprehensive income/(loss) are presented net of taxes, where applicable. The tax effects of these items are presented in note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2025, 2024 and 2023

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
				Retained earnings					Other reserves
						Investments and		Transactions with	Gains and	Gains and
					Tax	working		non-controlling	losses on net	losses on	Cumulative
		Capital	Treasury	Legal	Incentives	capital	Net	interests without	investment	financial	translation		Long-term	Total parent	Non-controlling	Total Shareholder’s
	Capital	Reserve	stocks	reserve	Reserve	reserve	income	change of control	hedge	instruments	adjustment	Pension Plan	incentive plans	company’s interest	interests	Equity
Balance as of January 1, 2023	19,249,181	11,597	(179,995)	2,210,531	1,775,498	18,186,532	—	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income for the year	—	—	—	—	—	—	7,501,565	—	—	—	—	—	—	7,501,565	35,418	7,536,983
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	247,924	783	(2,221,071)	96,495	—	(1,875,869)	(7,795)	(1,883,664)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	7,501,565	—	247,924	783	(2,221,071)	96,495	—	5,625,696	27,623	5,653,319
Increase in Capital through capitalization of Retained earnings	966,162	—	—	—	—	(966,162)	—	—	—	—	—	—	—	—	—	—
Long-term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	80,390	80,390	47	80,437
Long-term incentive plan exercised during the year	—	—	29,813	—	—	6,520	—	—	—	—	—	—	—	36,333	17	36,350
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,590)	(9,590)
Dividend in excess of the minimum statutory undistributed in 2022	—	—	—	—	—	(333,151)	—	—	—	—	—	—	—	(333,151)	—	(333,151)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	318,142	—	—	(318,142)	—	—	—	—	—	—	—	—	—
Tax incentives reserve	—	—	—	—	1,138,728	—	(1,138,728)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	3,403,240	(3,403,240)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum statutory undistributed	—	—	—	—	—	174,952	(174,952)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(2,466,503)	—	—	—	—	—	—	(2,466,503)	(20,192)	(2,486,695)
Balance as of December 31, 2023 (Note 23)	20,215,343	11,597	(150,182)	2,528,673	2,914,226	20,471,931	—	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
Balance as of January 1, 2024	20,215,343	11,597	(150,182)	2,528,673	2,914,226	20,471,931	—	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
2024 Changes in Equity
Net income for the year	—	—	—	—	—	—	4,566,317	—	—	—	—	—	—	4,566,317	32,745	4,599,062
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	(558,529)	(783)	7,550,628	38,758	—	7,030,074	43,758	7,073,832
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	4,566,317	—	(558,529)	(783)	7,550,628	38,758	—	11,596,391	76,503	11,672,894
Increase in Capital through capitalization of Retained earnings	4,057,882	—	—	—	—	(4,057,882)	—	—	—	—	—	—	—	—	—	—
Effects of the share buyback program	—	—	(1,194,726)	—	—	—	—	—	—	—	—	—	—	(1,194,726)	—	(1,194,726)
Long-term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	62,553	62,553	69	62,622
Long-term incentive plan exercised during the year	—	—	62,005	—	—	(555)	—	—	—	—	—	—	—	61,450	(105)	61,345
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,306)	(4,306)
Cancellation of treasury stocks	—	—	548,625	—	—	(548,625)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum statutory undistributed in 2023	—	—	—	—	—	(175,233)	—	—	—	—	—	—	—	(175,233)	—	(175,233)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	228,316	—	—	(228,316)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	2,673,921	(2,673,921)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum statutory undistributed	—	—	—	—	—	203,445	(203,445)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(1,460,635)	—	—	—	—	—	—	(1,460,635)	(27,038)	(1,487,673)
Balance as of December 31, 2024 (Note 23)	24,273,225	11,597	(734,278)	2,756,989	2,914,226	18,567,002	—	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786
Balance as of January 1, 2025	24,273,225	11,597	(734,278)	2,756,989	2,914,226	18,567,002	—	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786
2025 Changes in Equity
Net income for the year	—	—	—	—	—	—	1,387,020	—	—	—	—	—	—	1,387,020	31,418	1,418,438
Other comprehensive income (loss) recognized in the year	—	—	—	—	—	—	—	—	246,696	—	(3,752,603)	51,840	—	(3,454,067)	(4,858)	(3,458,925)
Total comprehensive income (loss) recognized in the year	—	—	—	—	—	—	1,387,020	—	246,696	—	(3,752,603)	51,840	—	(2,067,047)	26,560	(2,040,487)
Effects of the share buyback program	—	—	(1,169,314)	—	—	—	—	—	—	—	—	—	—	(1,169,314)	—	(1,169,314)
Long-term incentive plan cost recognized in the year	—	—	—	—	—	—	—	—	—	—	—	—	60,206	60,206	(7)	60,199
Long-term incentive plan exercised during the year	—	—	53,278	—	—	(2,259)	—	—	—	—	—	—	—	51,019	10	51,029
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,772)	(2,772)
Cancellation of treasury stocks	—	—	1,330,247	—	—	(1,330,247)	—	—	—	—	—	—	—	—	—	—
Dividend in excess of the minimum statutory undistributed in 2024	—	—	—	—	—	(203,272)	—	—	—	—	—	—	—	(203,272)	—	(203,272)
Destination of net income proposed to the shareholders
Legal reserve	—	—	—	69,351	—	—	(69,351)	—	—	—	—	—	—	—	—	—
Investments and working capital reserve	—	—	—	—	—	85,197	(85,197)	—	—	—	—	—	—	—	—	—
Dividend - adjustment in excess of the minimum statutory undistributed	—	—	—	—	—	197,514	(197,514)	—	—	—	—	—	—	—	—	—
Dividends/interest on capital	—	—	—	—	—	—	(1,034,958)	—	—	—	—	—	—	(1,034,958)	(35,722)	(1,070,680)
Balance as of December 31, 2025 (Note 23)	24,273,225	11,597	(520,067)	2,826,340	2,914,226	17,313,935	—	(2,904,670)	(9,142,979)	(12,734)	18,302,496	267,210	256,814	53,585,393	213,096	53,798,489

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025, 2024 and 2023

In thousands of Brazilian reais (R$)

	Note	2025	2024	2023
Cash flows from operating activities
Net income for the year		1,418,438	4,599,062	7,536,983
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	30	3,683,585	3,126,247	3,047,212
Impairment of assets	29	1,964,504	199,627	—
Equity in earnings of unconsolidated companies	9	(95,622)	(464,467)	(827,606)
Exchange variation, net	31	(210,767)	1,064,401	850,375
Losses on derivative financial instruments, net	31	45,626	176,901	14,979
Post-employment benefits		271,217	257,359	235,977
Long-term incentive plans		149,210	152,414	157,979
Income tax	8	1,106,009	864,653	1,809,622
Losses on disposal of property, plant and equipment		75,397	45,859	27,525
Gain from a bargain purchase	3.4	(41,306)	—	—
Results in operations with subsidiary and joint ventures		—	(808,367)	—
Impairment of financial assets	5	10,249	30,910	10,728
Provision of tax, civil, labor and environmental liabilities, net		(40,432)	210,305	160,245
Tax credits recovery		—	(100,860)	(1,098,218)
Interest income on short-term investments		(166,307)	(274,291)	(481,624)
Interest expense on debt and debentures	31	1,274,472	796,933	840,069
Interest expense on leases liabilities		122,321	129,137	127,787
(Reversal) Provision for net realizable value adjustment in inventory, net	6	23,472	(33,137)	12,036
		9,590,066	9,972,686	12,424,069
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		149,592	549,548	(294,509)
Decrease in inventories		956,924	542,496	1,305,424
Decrease in trade accounts payable		(486,382)	(1,192,990)	(355,416)
Decrease (Increase) in other receivables		197,222	1,881,763	(107,171)
Decrease in other payables		(203,599)	(407,073)	(434,100)
Dividends from associates and joint ventures		235,327	414,653	461,292
Purchases of short-term investments		(362,906)	(924,686)	(7,223,644)
Proceeds from maturities and sales of short-term investments		616,006	3,020,432	7,908,990
Cash provided by operating activities		10,692,250	13,856,829	13,684,935

Interest paid on loans and financing		(1,461,147)	(946,936)	(858,301)
Interest paid on lease liabilities	13	(122,321)	(129,137)	(127,787)
Income and social contribution taxes paid		(1,121,328)	(1,399,513)	(1,560,137)
Net cash provided by operating activities		7,987,454	11,381,243	11,138,710

Cash flows from investing activities
Purchases of property, plant and equipment	10	(6,681,620)	(5,778,381)	(5,209,128)
Proceeds from sales of property, plant and equipment, investments and other intangibles		69,729	1,559,697	40,661
Additions in other intangibles	12	(171,221)	(168,036)	(127,195)
Shares repurchase from joint venture		—	—	47,006
Payment for acquisition of company control	3.4	(699,118)	(455,683)	—
Capital increase in associate and joint venture	9	(91,436)	(191,947)	(524,185)
Net cash used by investing activities		(7,573,666)	(5,034,350)	(5,772,841)

Cash flows from financing activities
Purchases of Treasury stocks	23	(1,169,314)	(1,194,726)	—
Dividends and interest on capital paid		(1,285,673)	(1,656,414)	(2,683,328)
Proceeds from loans and financing		9,221,436	3,918,019	1,776,684
Payment of loans and financing		(7,994,826)	(3,269,587)	(2,830,684)
Leasing payment		(487,784)	(459,504)	(388,202)
Intercompany loans, net		—	(24,992)	102
Net cash used in financing activities		(1,716,161)	(2,687,204)	(4,125,428)

Exchange variation on cash and cash equivalents		(536,270)	1,102,479	(710,659)

(Decrease) Increase in cash and cash equivalents		(1,838,643)	4,762,168	529,782
Cash and cash equivalents at beginning of year		7,767,813	3,005,645	2,475,863
Cash and cash equivalents at end of year		5,929,170	7,767,813	3,005,645

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

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 13, 2026.

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

The Company adopted all applicable standards and revisions of standards and interpretations issued by the IASB or the IFRS Interpretations Committee that are effective as of December 31, 2025.

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

Third parties’ interests in equity and net income of subsidiaries are reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Non-controlling interests.”

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

c) Equity in Earnings of Unconsolidated Companies

According to this method, investments are recognized in the consolidated balance sheet at acquisition cost and are adjusted subsequently based on the Company’s share in the earnings and/or comprehensive income in other changes in the net assets of the Associates and Joint Ventures. The balances of the investments can also be reduced due to impairment losses. Furthermore, dividends received from these companies are recorded as reductions in the value of the investments.

2.2 — Foreign Currency Translation

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

Goodwill is recorded as an asset and recorded under “Goodwill” account. Goodwill is not amortized and is subject to impairment tests annually or whenever there are indications of potential impairment. Any impairment loss is recorded as an expense in the income statement and cannot be reversed. Goodwill is allocated to the operating segments, which represents the lowest level at which goodwill is monitored by management and is tested annually for its recoverable amount.

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

Current tax is the estimated tax payable or receivable on the taxable income or loss for the year, at the tax rates effective at the balance sheet date. Deferred income tax and social contribution are recognized in its total on the differences generated between assets and liabilities recognized for tax purposes and corresponding to amounts recognized in the Financial Statements. However, deferred income and social contribution taxes are not recognized arising from the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect the tax basis. Income and social contribution taxes are determined based on tax rates (and laws) effective at the financial statement date and applicable when the respective income and social contribution taxes is paid.

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

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

●	Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.
●	North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint ventures (note 3.2) located in Canada and Mexico;
●	South America Segment: includes the operations in Argentina, Peru and Uruguay.

With these changes, the information and results of the former Special Steel Segment, which included the special steel operations located in Brazil and the United States, are now disclosed jointly with the other segments, according to their geographic location, as the Brazil Segment and the North America Segment, respectively.

This new format for disclosing information and results is in line with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics and local currencies of these operations, improving the presentation of Gerdau’s results in Brazil and North America, the main regions in which it operates. The comparative information of the segments presented in these Financial Statements has been adjusted to reflect this new composition.

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

2.25 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2025 had no impact on the Company’s Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2026 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

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

- Amendment to IFRS 19 - Subsidiaries without Public Accountability: Disclosures. Amends disclosure requirements originally provided for this standard. This amendment to the standards is effective for years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 21 – Translation to a Hyperinflationary Presentation Currency. Changes treatment and disclosure requirements originally set forth in this standard. This amendment is effective for fiscal years beginning on or after January 1, 2027. The Company does not expect significant impacts on its Financial Statements.

- Amendment to the Illustrative Examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 – Disclosures about Uncertainties in the Financial Statements. These amendments provide guidance examples that illustrate how an entity applies the requirements in the Standards to report the effects of uncertainties in its financial statements. These amendments do not have an effective date. The Company does not expect significant impacts on its Financial Statements.

2.26 — Brazilian Tax Reform

On January 16, 2025, Complementary Law Project (“PLP”) 68/2024 was sanctioned, becoming Complementary Law 214/25, which regulates the Consumption Tax Reform foreseen by Constitutional Amendment (“EC”) No. 132/2023. The new model is based on a split VAT (“dual VAT”) with two jurisdictions: a federal one (Contribution on Goods and Services - CBS), which will replace PIS and COFINS, and a sub-national one (Tax on Goods and Services - IBS), which will replace ICMS and ISS. A Selective Tax (“IS”) was also created – under federal jurisdiction – which will apply to the production, extraction, marketing, or importation of goods and services harmful to health or the environment, according to complementary law. There will be a transition period from 2026 to 2032, during which the two tax systems – old and new – will coexist. On January 13, 2026, Complementary Law No. 227 was published, establishing the IBS Management Committee, in addition to defining guidelines regarding the administrative tax process and distribution of IBS revenue among the federative entities, without altering the previously defined model, including maintaining the transition period between 2026 and 2032 (with 2026 being a testing and adaptation period – without IBS and CBS collection). Even with the publication of the aforementioned complementary law, there are still numerous aspects of the reform that require regulation. Consequently, there is no effect of the Reform on the Company’s Financial Statements as of December 31, 2025.

2.27 — Risks of international conflicts

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

2.28 — Climate Risks

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

2.29 — Increase in tariffs on exports to the United States

Following the announcement by the United States government of increased tariffs on exports of Brazilian products, the Company has been cautiously monitoring the potential impacts that US tariffs on Brazil may have on the local industry, which could have a cascading effect on steel consumption in Brazil.

2.30 — Pillar Two

Brazil began adopting Pillar Two rules through the creation of an Additional Social Contribution (CSLL) to be calculated based on the universe of Brazilian companies (QDMTT) through the publication of Law 15,079/23, applicable from the 2025 calendar year. Having performed the respective calculations, the Company benefits from the Safe Harbor provision, not having to pay additional tax in the fiscal year. In countries where the Company has significant industrial and commercial activities, its controlled entities are taxed at nominal profit tax rates exceeding 15%, including in Brazil. Therefore, there is no expectation for subsequent years of legislative changes or extraordinary transactions that would result in effective income tax rates below 15% in the geographies where the Company conducts significant industrial and commercial activities. Thus, the Company does not expect significant exposure to Pillar Two effects in any of the jurisdictions in which it operates, and consequently, does not expect significant impacts on its Financial Statements related to the entry into force of this standard. The implementation of the Pillar Two standard is effective for fiscal years beginning on or after January 1, 2024, for Canada, Spain, and Hungary, and for Uruguay, for fiscal years beginning after December 16, 2025.

NOTE 3 — CONSOLIDATED FINANCIAL STATEMENTS

3.1 — Subsidiaries

Listed below are the significant consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)
		2025	2024	2023
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	100.00
Gerdau Açominas S.A. and subsidiary(2)	Brazil	99.89	99.86	99.86
Gerdau Aços Longos S.A. and subsidiaries (3)	Brazil	99.84	99.83	99.83
Gerdau Steel Inc.	Canada	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	77.83	84.49	75.36
Gerdau Hungria Holdings Limited Liability Company	Hungary	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	90.03	90.03	90.03
Gerdau GTL México, S.A. de C.V.	Mexico	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.73	97.73
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	99.99	99.99
Sipar Aceros S.A. and subsidiary (5)	Argentina	99.98	99.98	99.98
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	100.00
Gerdau Next S.A. and subsidiaries (6)	Brazil	100.00	100.00	100.00

(*)The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly in the subsidiary.

(1)Subsidiaries: Gerdau Ameristeel US Inc., GUSAP III LLP, GNA Financing Inc., Gerdau Macsteel Inc. and Chaparral Steel Company and Gerdau Steel North America Two Corporation.
(2)Subsidiary: Gerdau Açominas Overseas Ltd.
(3)Subsidiaries: SPEs Barro Alto Solar Park (SPE Barro Alto V, SPE Barro Alto VI and SPE Barro Alto VII), Paranatinga Energia S.A., Comercial Gerdau Aços Planos Ltda., Sul Renováveis Participações S.A. and Rio do Sangue Energia S.A..
(4)Fixed-income investment fund managed by Santander Bank. The participation shown refers to the balances applied by the Company in relation to the total fund each year.
(5)Subsidiary: Siderco S.A.
(6)Subsidiaries: G2L Logística S.A., G2base Fundações e Contenções Ltda, G2 Adições Minerais e Químicas Ltda. and Circulabi S.A.

3.2 — Joint ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital (*)
		2025	2024	2023
Bradley Steel Processors (Note 3.4)	Canada	—	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00	75.00
Gerdau Summit Aços Fundidos e Forjados S.A. (Note 3.4)	Brazil	—	58.73	58.73
Juntos Somos Mais Fidelização S.A.	Brazil	27.48	27.47	27.16
Addiante S.A.	Brazil	50.00	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66	44.66
MRS Logística S.A.	Brazil	1.32	1.32	1.32
Ubiratã Tecnologia S.A.	Brazil	—	—	50.00
Gerdau Metaldom Corp. (Note 3.4)	Dominican Rep.	—	—	50.00
Diaco S.A. (Note 3.4)	Colombia	—	—	49.85

(*)  The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company has a 1.32% interest in MRS Logística S.A. and, due to the existence of a shareholders’ agreement, it is characterized as a joint venture entity with significant influence outlined in the accounting standard for applying the equity method.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The summarized financial information of these joint ventures, accounted for under the equity method, is presented below:

	Joint ventures
Joint ventures	2025	2024	2023
Cash and cash equivalents	5,268,140	4,885,784	4,946,614
Total current assets	8,204,754	8,646,770	10,830,003
Total non-current assets	24,726,193	19,743,779	19,799,735
Short-term debt	1,363,974	947,126	1,387,985
Total current liabilities	4,760,141	5,063,501	7,153,365
Long-term debt	9,796,171	8,952,910	6,509,894
Total non-current liabilities	14,146,451	11,436,979	9,547,371
Net sales	13,125,426	13,996,168	20,054,786
Cost of sales	(8,715,528)	(9,659,890)	(12,364,560)
Income before financial income (expences) and taxes	3,283,628	3,404,073	4,516,140
Financial income	1,450,250	1,526,541	736,790
Financial expenses	(2,300,243)	(2,039,335)	(1,585,142)
Income and social contribution taxes	(774,075)	(870,477)	(827,060)
Net income	1,658,916	1,945,071	2,573,019
Depreciation and amortization	(1,693,717)	(1,314,812)	(1,241,155)
Total comprehensive income for the year, net of tax	1,658,916	1,945,071	2,580,649

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
Associate companies	Country	Total capital (*)
		2025	2024	2023
Dona Francisca Energética S.A.	Brazil	53.94	53.94	51.82
Newave Energia S.A.	Brazil	40.00	40.00	33.33

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

The summarized financial information of the associate company, accounted for under the equity method, is presented below:

	Associate companies
Associate companies	2025	2024	2023
Cash and cash equivalents	19,489	89,078	138,389
Total current assets	159,054	173,927	165,048
Total non-current assets	1,330,910	1,064,426	424,053
Total current liabilities	156,974	54,664	122,308
Total non-current liabilities	131,565	53,305	7,965
Net sales	743,021	231,495	80,312
Cost of sales	(724,339)	(136,254)	(41,022)
Income before financial income (expences) and taxes	(14,439)	50,805	(15,033)
Financial income	14,097	2,685	33,528
Financial expenses	(98,037)	(2,619)	(4,793)
Income and social contribution taxes	21,868	(16,617)	(2,557)
Net income	(76,512)	34,254	9,134
Depreciation and amortization	(54,803)	(16,165)	(10,329)
Total comprehensive income for the year, net of tax	(76,512)	34,254	9,134

3.4 — Acquisition of joint venture, associate company and subsidiaries

a) Brasil ao Cubo S.A.

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

b) Newave Energia S.A.

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

c) Dales Recycling Partnership

On September 17, 2024, Gerdau Ameristeel US Inc., subsidiary of Gerdau in North America, signed an agreement to acquire the entire ferrous and non-ferrous scrap processing and recycling business of Dales Recycling Partnership. The acquisition price of approximately US$57.4 million (equivalent to R$331.9 million), paid in cash with own available resources. The acquisition generated a goodwill of R$116,396, aims to increase Gerdau’s captive ferrous scrap supply through proprietary channels, supplying raw material to its operations at a competitive cost. The Company also clarifies that this acquisition is aligned with its strategy of growth and competitiveness of operations through assets with greater potential for long-term value generation and expansion of its presence in more profitable markets for its business. The closing of the transaction occurred on November 1, 2024, the date from which Gerdau Ameristeel US Inc. will have control over the Dales Recycling business.

The Company has completed the assessment of the fair value of the assets and liabilities of Dales Recycling and the following table summarizes the fair value of the assets and liabilities at the date of acquisition of control of the company:

		Acquisition’s
	Book Value	adjustments	Fair Value
Inventories	2,524	—	2,524
Property, plant and equipament, net	200,268	12,677	212,945
Assets	202,792	12,677	215,469
Goodwill	—	116,396	116,396
Total assets	202,792	129,073	331,865

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

d) Barro Alto Solar Park

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

e) Gerdau Summit Aços Fundidos e Forjados S.A. (Gerdau Summit)

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company owns 100% of the Gerdau Summit’s capital. The acquisition price, paid in cash with own available resources, was approximately US$ 32.6 million (equivalent to R$ 188.6 million on the date of completion of the transaction), and as a result of the acquisition, the Company obtained a gain from a bargain purchase of R$ 37.7 million, due to the acquisition price being lower than the fair value of Gerdau Summit, with the gain being recognized in the income statement of the period. Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

On May 30, 2025, at the Extraordinary General Meeting, it was decided to incorporate Gerdau Summit into Gerdau S.A., without a capital increase and without the issuance of new shares by the Company, with effect from May 31, 2025.

The Company assessed the fair value of Gerdau Summit’s assets and liabilities and the following table summarizes the fair value of assets and liabilities on the date of acquisition of control of the company:

		Acquisition’s
	Book Value	adjustments	Fair Value
Cash and cash equivalents	49,311	—	49,311
Short-term investiments	2,079	—	2,079
Trade accounts receivable - net	108,989	—	108,989
Inventories	195,266	—	195,266
Other current assets	34,317	—	34,317
Property, plant and equipament, net	323,038	30,743	353,781
Other non-current assets	72,910	—	72,910
Current liabilities	(275,028)	—	(275,028)
Non-current liabilities	(36,943)	—	(36,943)
Assets (Liabilities)	473,939	30,743	504,682
Negative Goodwill (Bargain Purchase)	—	(37,706)	(37,706)
Deferred income taxes	—	12,820	12,820
Assets (Liabilities), net	473,939	5,857	479,796

f) Rio do Sangue Energia S.A.

On March 21, 2025, the Company completed the acquisition, from Atiaia Energia S.A., of all the shares of Rio do Sangue Energia S.A., owner of the Small Hydroelectric Power Plant (“SHP”) called Garganta da Jararaca, for R$ 244.5 million. The acquisition price was paid in cash on the closing date with its own available resources. The SHP is located in the state of Mato Grosso and will supply renewable energy to Gerdau’s steel production units in Brazil, on a self-generation basis. The acquisition of these assets is in line with the Company’s strategy of increasing the cost competitiveness of its business by increasing the self-production of clean energy.

The Company assessed the fair value of the assets and liabilities of Rio do Sangue Energia S.A. and the following table summarizes the fair value of the assets and liabilities on the date of acquisition of control of the company:

		Acquisition’s
	Book Value	adjustments	Fair Value
Current assets	1,205	—	1,205
Property, plant and equipament, net	32,112	—	32,112
Other intangibles	1,949	210,209	212,158
Other non-current assets	400	—	400
Current liabilities	(1,244)	—	(1,244)
Non-current liabilities	(83)	—	(83)
Assets (Liabilities), net	34,339	210,209	244,548

Purchase price			244,548

The amount of R$ 210,209 allocated as other intangible assets in the table above refers to the fair value adjustments from the authorization to operate. The amounts recognized as revenue and net income in the period, attributable to Rio do Sangue Energia S.A., included in the Company’s Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenue and net income that would have been generated by Rio do Sangue Energia S.A. for the year ended December 31, 2025, if control had been obtained at the beginning of the year, would also not be significant.

g) Comercial Gerdau Aços Planos Ltda.

On April 11, 2025, the Company acquired 100% of the capital of Kloeckner Metals Brasil Ltda. from Klöeckner & Co.SE, for approximately R$ 42.9 million. As a result of the acquisition, the Company realized a gain on a bargain purchase of R$ 3.6 million, since the acquisition price was lower than the fair value of the acquired company, and the gain was recognized in the income statement for the period. The acquisition price was paid in cash with its own available resources. Following the acquisition, the Company changed the name of its new subsidiary to Comercial Gerdau Aços Planos Ltda.. The acquired company’s business purpose is the sale of steel products and metal cutting and bending, among other activities. The amounts recognized as revenue and net income for the year, attributable to Comercial Gerdau Aços Planos Ltda., included in the Company’s Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenues and net profit that would have been generated by Comercial Gerdau Aços Planos Ltda. for the year ended December 31, 2025, if control had been obtained at the beginning of the year, would also not have been significant.

h) Paranatinga Energia S.A.

On April 28, 2025, the Company, together with Atiaia Energia S.A., completed the acquisition of all the shares of Paranatinga Energia S.A., owner of the Small Hydroelectric Power Plant (SHP) called Paranatinga II, for approximately R$197.2 million, net of consolidated cash of R$ 32.8 million. The acquisition price was paid in cash with its own available resources. This SHP is located in the state of Mato Grosso and will supply renewable energy to Gerdau’s steel production units in Brazil, on a self-production basis. The acquisition of this asset is in line with Gerdau’s strategy of increasing the cost competitiveness of its business by increasing the self-production of clean energy.

The Company assessed the fair value of the assets and liabilities of Paranatinga Energia S.A. and the following table summarizes the fair value of the assets and liabilities on the date of acquisition of control of the company:

		Acquisition’s
	Book Value	adjustments	Fair Value
Cash and cash equivalents	32,805	—	32,805
Other current assets	3,318	—	3,318
Property, plant and equipament, net	59,818	—	59,818
Other intangibles	7,322	129,069	136,391
Other non-current assets	159	—	159
Current liabilities	(2,318)	—	(2,318)
Non-current liabilities	(203)	—	(203)
Assets (Liabilities), net	100,901	129,069	229,970

Purchase price			229,970

The amount of R$ 129,069 allocated as other intangible assets in the table above refers to the fair value adjustments from the authorization to operate. The amounts recognized as revenue and net income in the period, attributable to Paranatinga Energia S.A., included in the Company’s Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenue and net income that would have been generated by Paranatinga Energia S.A. for the year ended December 31, 2025, if control had been obtained at the beginning of the year, would also not be significant.

i) Bradley Steel Processors Inc. (Bradley)

On December 1, 2025, the Company completed the transaction with John Buller Inc. to acquire 50% of the total outstanding shares of Bradley. Upon closing the transaction, the Company came to own 100% of the share capital of Bradley. The acquisition price, paid in cash with equity, was approximately CAD 6.8 million (equivalent to R$ 27.1 million), and as a result of the acquisition, the Company recognized goodwill of CAD 2.7 million (equivalent to R$ 11.0 million). Bradley, previously a jointly controlled company, becomes a subsidiary of the Company as a result of this transaction. This company is located in Canada and its main business activity is the manufacture of components used in trailers for the transportation industry. The amounts recognized as revenue and net income for the year attributable to Bradley, included in the Company’s Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenues and net income that Bradley would have generated for the fiscal year ended December 31, 2025, had control been acquired at the beginning of the fiscal year, would also not have been significant.

The Company has assessed the fair value of Bradley’s assets and liabilities, and the following table summarizes the fair value of the assets and liabilities at the date of acquisition of control of the company:

		Acquisition’s
	Book Value	adjustments	Fair Value
Current assets	10,944	—	10,944
Property, plant and equipament, net	2,316	10,498	12,814
Goodwill	—	11,024	11,024
Current liabilities	(3,284)	—	(3,284)
Non-current liabilities	(88)	—	(88)
Assets (Liabilities), net	9,888	21,522	31,410

Fair value of the existing shares			4,311

Purchase price			27,099

NOTE 4 — CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	2025	2024
Cash	14,710	16,245
Banks and immediately available investments	5,914,460	7,751,568
Cash and cash equivalents	5,929,170	7,767,813

Immediately available investments include investments with maturity of up to 90 days or readily redeemable, that means, those that have immediate liquidity and low risk of fair value variation.

Short-term investments

	2025	2024
Short-term investments	445,627	509,030

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

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2025	2024
Trade accounts receivable - in Brazil	1,912,129	2,261,456
Trade accounts receivable - exports from Brazil	718,930	792,385
Trade accounts receivable - outside of Brazil	2,271,451	2,237,636
(-) Impairment loss on trade receivables	(91,870)	(114,519)
	4,810,640	5,176,958

Accounts receivable by aging are as follows:

	2025	2024
Current	4,326,579	4,662,821
Past-due:
Up to 30 days	369,766	444,927
From 31 to 60 days	100,422	52,058
From 61 to 90 days	14,946	24,820
From 91 to 180 days	50,845	45,108
From 181 to 360 days	14,326	14,660
Above 360 days	25,626	47,083
(-) Impairment on financial assets	(91,870)	(114,519)
	4,810,640	5,176,958

The changes in the impairment on financial assets are as follows:

Balance as of January 1, 2023	(92,587)
Impairment on financial assets during the year	(37,609)
Recoveries in the year	26,719
Write-offs	9,736
Exchange variation	3,855
Balance as of December 31, 2023	(89,886)
Impairment on financial assets during the year	(67,838)
Recoveries in the year	36,928
Write-offs	18,403
Exchange variation	(12,126)
Balance as of December 31, 2024	(114,519)
Impairment on financial assets during the year	(36,705)
Recoveries in the year	26,456
Write-offs	26,581
Acquisition of company control (Note 3.4)	(180)
Exchange variation	6,497
Balance as of December 31, 2025	(91,870)

The Company’s maximum exposure to credit risk, net of impairment on financial assets, is the amount of accounts receivable. The credit quality of accounts receivable to maturity is considered adequate, and the value of the effective risk of possible losses on accounts receivable from customers is presented as impairment on financial assets.

NOTE 6 — INVENTORIES

	2025	2024
Finished products	6,903,389	7,413,773
Work in progress	3,255,250	3,795,605
Raw materials	3,085,485	3,277,924
Storeroom supplies	1,054,641	1,350,468
Imports in transit	484,408	696,699
(-) Allowance for adjustments to net realizable value	(52,092)	(29,558)
	14,731,081	16,504,911

The allowance for adjustment to net realizable value of inventories, on which the provision and write-offs are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2023	(47,497)
Provision for the year	(59,783)
Reversal of adjustments to net realizable value	47,747
Exchange rate variation	1,361
Balance as of December 31, 2023	(58,172)
Provision for the year	(34,356)
Reversal of adjustments to net realizable value	67,493
Exchange rate variation	(4,523)
Balance as of December 31, 2024	(29,558)
Provision for the year	(59,291)
Reversal of adjustments to net realizable value	35,819
Acquisition of company control (Note 3.4)	(746)
Exchange rate variation	1,684
Balance as of December 31, 2025	(52,092)

NOTE 7 — TAX CREDITS

	2025	2024
Current
ICMS (state VAT)	329,345	269,544
Social security financing	704,210	604,704
Financing of social integration program	160,689	178,989
IPI (federal VAT)	31,481	33,154
IVA (value-added tax)	4,626	4,555
Others	51,898	62,176
	1,282,249	1,153,122

Non-current
ICMS (state VAT)	204,012	195,537
Social security financing	1,079,922	1,269,568
Financing of social integration program and Others	145,390	279,282
	1,429,324	1,744,387
	2,711,573	2,897,509

The estimates of realization of non-current tax credits are as follows:

	2025	2024
2026	—	575,517
2027	663,699	384,850
2028	255,025	456,327
2029	198,434	327,693
2030 on	312,166	—
	1,429,324	1,744,387

NOTE 8 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IRPJ) and social contribution (CSLL), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the years ended December 31, 2025, 2024 and 2023. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%, without considering there are subsidiaries abroad with zero tax rate, which have mainly financial activities. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below. The uncertain tax positions related to federal income tax (IRPJ) and Social Contribution (CSLL) are disclosed in Note 19.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	2025	2024	2023
Income (loss) before income taxes	2,524,447	5,463,715	9,346,605
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(858,312)	(1,857,663)	(3,177,846)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	402,939	805,361	281,754
- Equity in earnings of unconsolidated companies	32,511	157,919	281,386
- Interest on equity (Note 2.14)	65	(1,662)	302,602
- Interests on tax lawsuits	42,417	38,249	134,131
- Tax credits and incentives	9,311	10,382	16,634
- Deferred tax assets not recognized / Realization, net	(565,697)	38,481	44,000
- Other permanent differences, net	(169,243)	(55,720)	307,717
Income and social contribution taxes	(1,106,009)	(864,653)	(1,809,622)
Current	(1,119,427)	(1,159,640)	(1,810,459)
Deferred	13,418	294,987	837

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

	Balance as of	Recognized in	Comprehensive		Balance as of
	January 01, 2023	income	Income	Others	December 31, 2023
Tax loss carryforward	639,046	209,405	(10)	88,975	937,416
Social contribution tax losses	173,579	67,505	—	—	241,084
Provision for tax, civil and labor liabilities	525,158	55,830	(40)	—	580,948
Benefits granted to employees	199,773	(276)	(106,576)	—	92,921
Other temporary differences	347,051	56,739	(120,863)	—	282,927
Deferred exchange variance	834,335	(410,931)	223	—	423,627
Provision for losses	43,737	49,696	(33)	—	93,400
Fair value adjustments on businesses acquired	(694,543)	(27,131)	84,661	—	(637,013)
	2,068,136	837	(142,638)	88,975	2,015,310

Non-current assets	2,164,477				2,219,461
Non-current liabilities	(96,341)				(204,151)

	Balance as of	Recognized in	Comprehensive		Balance as of
	December 31, 2023	income	Income	Others	December 31, 2024
Tax loss carryforward	937,416	173,232	(193)	(30,008)	1,080,447
Social contribution tax losses	241,084	52,565	—	—	293,649
Provision for tax, civil and labor liabilities	580,948	55,693	2	—	636,643
Benefits granted to employees	92,921	43	17,745	—	110,709
Other temporary differences	282,927	106,170	90,073	—	479,170
Deferred exchange variance	423,627	(153,604)	(1,598)	—	268,425
Provision for losses	93,400	38,310	174	—	131,884
Fair value adjustments on businesses acquired	(637,013)	22,578	(121,982)	—	(736,417)
	2,015,310	294,987	(15,779)	(30,008)	2,264,510

Non-current assets	2,219,461				2,427,648
Non-current liabilities	(204,151)				(163,138)

				Acquisition of
	Balance as of	Recognized in	Comprehensive	company	Balance as of
	December 31, 2024	income	Income	control (Note 3.4)	December 31, 2025
Tax loss carryforward	1,080,447	(1,665)	—	—	1,078,782
Social contribution tax losses	293,649	23,557	—	—	317,206
Provision for tax, civil and labor liabilities	636,643	(14,504)	—	826	622,965
Benefits granted to employees	110,709	(3,234)	(30,040)	—	77,435
Other temporary differences	479,170	(160,890)	(80,505)	(17,044)	220,731
Deferred exchange variance	268,425	(266,988)	217	25	1,679
Provision for losses	131,884	480,187	—	97	612,168
Fair value adjustments on businesses acquired	(736,417)	(43,045)	56,648	—	(722,814)
	2,264,510	13,418	(53,680)	(16,096)	2,208,152

Non-current assets	2,427,648				2,561,980
Non-current liabilities	(163,138)				(353,828)

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

c) Estimated recovery and reversal of income and social contribution tax assets and liabilities are as follows:

	Assets		Liabilities
	2025	2024	2025	2024
2025	—	642,303	—	(3,438)
2026	458,983	374,285	(4,064)	(18,963)
2027	401,069	386,288	(30,686)	(2,908)
2028	415,979	229,836	(70,875)	(23,361)
2029	354,304	290,656	(65,016)	(19,558)
2030 on	931,645	504,280	(183,187)	(94,910)
	2,561,980	2,427,648	(353,828)	(163,138)

d) Tax Assets not recognized:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 907,295 (R$ 300,763 on December 31, 2024), which do not have an expiration date. The subsidiaries abroad had R$ 701,413 (R$ 849,200 as of December 31, 2024) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several Unrecognized tax loss carryforwards from state credits in the United States in the amount of R$ 291,979 (R$ 326,966 as of December 31, 2024), which expire at various dates between 2025 and 2038.

NOTE 9 — INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Total
Balance as of January 1, 2023	3,896,518
Equity in earnings	827,606
Cumulative Translation Adjustment	176,214
Capital increase	524,185
Conversion of intercompany loan into equity interest	141,070
Negative goodwill in acquisition of equity interest	11,195
Presentation as Assets held for sale	(1,210,041)
Shares repurchase	(47,006)
Dividends/Interest on equity	(461,292)
Balance as of December 31, 2023	3,858,449
Equity in earnings	464,467
Cumulative Translation Adjustment	130,946
Capital increase	184,947
Additional share purchase	7,000
Dividends/Interest on equity	(414,653)
Other transactions	(8,839)
Balance as of December 31, 2024	4,222,317
Equity in earnings	95,622
Cumulative Translation Adjustment	22,101
Capital increase	91,436
Acquisition of company control (Note 3.4)	25,846
Disposal in acquisition of company control	(277,521)
Dividends/Interest on equity	(235,327)
Balance as of December 31, 2025	3,944,474

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Cost of the property, plant, and equipment	buildings	and installations	equipment	construction	Others	Total
Balances as of January 1, 2023	10,430,215	38,638,694	1,022,633	3,714,681	1,374,158	55,180,381
Additions	93,945	211,267	15,337	5,097,397	265,551	5,683,497
Assets retirement obligation	21,310	—	—	—	—	21,310
Capitalized interest	—	—	—	54,374	—	54,374
Transfers	708,827	2,335,980	96,450	(3,238,470)	97,213	—
Disposals	(33,995)	(344,697)	(5,598)	(2,739)	(18,487)	(405,516)
Foreign exchange effect	(346,911)	(1,761,512)	(41,713)	(108,693)	(15,786)	(2,274,615)
Balances as of December 31, 2023	10,873,391	39,079,732	1,087,109	5,516,550	1,702,649	58,259,431
Additions	29,238	163,145	5,045	5,720,273	265,387	6,183,088
Capitalized interest	—	—	—	125,729	—	125,729
Transfers	724,304	2,541,877	58,097	(3,352,066)	27,788	—
Disposals	(21,812)	(223,378)	(360,827)	(899)	(31,729)	(638,645)
Acquisition of company	65,290	114,819	—	123,818	32,836	336,763
Impairment of assets (Note 29.2)	(28,032)	(143,669)	(711)	—	(27,215)	(199,627)
Foreign exchange effect	1,101,743	5,829,519	101,414	466,718	77,391	7,576,785
Balances as of December 31, 2024	12,744,122	47,362,045	890,127	8,600,123	2,047,107	71,643,524
Additions	31,710	356,596	14,547	5,544,539	197,130	6,144,522
Capitalized interest	—	—	—	227,093	—	227,093
Transfers	1,030,723	4,407,066	84,994	(5,540,035)	17,252	—
Disposals	(82,964)	(447,211)	(4,139)	(19,910)	(87,665)	(641,889)
Acquisition of company (Note 3.4)	34,340	395,322	2,390	42,780	(5,179)	469,653
Impairment of assets (Note 29.2)	(344,348)	(1,183,250)	(2,218)	(47,814)	(13,739)	(1,591,369)
Foreign exchange effect	(512,033)	(1,971,503)	(27,970)	(146,288)	(3,168)	(2,660,962)
Balances as of December 31, 2025	12,901,550	48,919,065	957,731	8,660,488	2,151,738	73,590,572

				Property, plant and
	Land and	Machines, equipment,	Data electronic	equipment under
Accumulated depreciation	buildings	and installations	equipment	construction	Others	Total
Balances as of January 1, 2023	(5,716,422)	(27,719,696)	(918,769)	—	(402,760)	(34,757,647)
Depreciation	(542,419)	(1,773,479)	(62,072)	—	(72,227)	(2,450,197)
Transfers	30	(143)	113	—	—	—
Disposals	17,558	307,113	5,597	—	16,736	347,004
Foreign exchange effect	172,016	1,202,584	45,872	—	61,467	1,481,939
Balances as of December 31, 2023	(6,069,237)	(27,983,621)	(929,259)	—	(396,784)	(35,378,901)
Depreciation	(427,553)	(1,922,750)	(76,514)	—	(57,626)	(2,484,443)
Transfers	924	(814)	(135)	—	25	—
Disposals	10,421	219,650	360,770	—	31,365	622,206
Foreign exchange effect	(567,594)	(4,129,783)	(62,691)	—	(51,004)	(4,811,072)
Balances as of December 31, 2024	(7,053,039)	(33,817,318)	(707,829)	—	(474,024)	(42,052,210)
Depreciation	(462,279)	(2,332,157)	(91,877)	—	(105,660)	(2,991,973)
Disposals	27,301	409,819	3,339	—	48,868	489,327
Foreign exchange effect	279,829	1,290,955	33,861	—	472	1,605,117
Balances as of December 31, 2025	(7,208,188)	(34,448,701)	(762,506)	—	(530,344)	(42,949,739)

Net property, plant and equipment
Balances as of December 31, 2023	4,804,154	11,096,111	157,850	5,516,550	1,305,865	22,880,530
Balances as of December 31, 2024	5,691,083	13,544,727	182,298	8,600,123	1,573,083	29,591,314
Balances as of December 31, 2025	5,693,362	14,470,364	195,225	8,660,488	1,621,394	30,640,833

The average rate of capitalized interest in 2025 was 13.8% (11.4% in 2024 and 13.1% in 2023).

The following useful lives are used to calculate depreciation:

Useful lives of
property,
plant and equipment
Buildings	10 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years

b) Guarantees — property, plant and equipment were not offered as collateral for loans and financing in 2025, 2024 and 2023.

c) Impairment of property, plant and equipment — As of December 31, 2025, the carrying amount of items of property, plant and equipment for which an impairment loss has been recognized up to current year is R$ 639,826 for land and buildings ( 346,147 as of December 31, 2024), R$ 1,533,935 for machines, equipment and installations (R$ 488,533 as of December 31, 2024), R$ 2,787 for data electronic equipment (R$ 711 as of December 31, 2024), R$ 609,823 for Property, plant and equipment under construction (R$ 562,009 as of December 31, 2024) and R$ 13,739 for others (R$ 0 as of December 31, 2024).

In the fourth quarter of 2025, the Company recorded impairment losses related to such assets in the amount of R$ 1,591,369 in the Brazil segment. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income, as detailed in Note 29.

d) Asset additions in 2025 include a non-cash effect of R$ 537,098 (R$ 404,707 as of December 31, 2024).

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

		Accumulated	Goodwill after
	Goodwill	impairment losses	Impairment losses
Balance as of January 1, 2023	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(1,377,739)	568,423	(809,316)
Balance as of December 31, 2023	20,367,808	(9,542,660)	10,825,148
Acquisition of company	116,396	—	116,396
(+/-) Foreign exchange effect	5,348,256	(2,436,686)	2,911,570
Balance as of December 31, 2024	25,832,460	(11,979,346)	13,853,114
Acquisition of company (Note 3.4)	11,024	—	11,024
(+/-) Foreign exchange effect	(2,963,431)	1,468,155	(1,495,276)
Impairment of assets	—	(373,135)	(373,135)
Balance as of December 31, 2025	22,880,053	(10,884,326)	11,995,727

The amounts of goodwill by segment are as follows:

	2025	2024	2023
Brazil	—	373,135	373,135
North America	11,995,727	13,479,979	10,452,013
	11,995,727	13,853,114	10,825,148

NOTE 12 — INTANGIBLE ASSETS

Intangible assets refer, substantially, to the development of software with application in business management and the added value of the right to operate Small Hydroelectric Power Plants:

Balance as of January 1, 2023	415,159
Additions	127,195
Disposals	(1,336)
Amortization	(166,155)
Foreign exchange effect	(1,153)
Balance as of December 31, 2023	373,710
Additions	168,036
Disposals	(12,499)
Amortization	(170,254)
Foreign exchange effect	41,574
Balance as of December 31, 2024	400,567
Acquisition of company (Note 3.4)	348,549
Additions	171,221
Disposals	(21,088)
Amortization	(196,092)
Foreign exchange effect	(11,792)
Balance as of December 31, 2025	691,365

Estimated useful lives	up to 6 years

NOTE 13 — LEASING

a) Summary of changes in the leasing assets:

		Machines, equipment,	Data electronic
Right-of-use Cost	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2023	562,187	909,709	133,484	219,295	1,824,675
Additions	45,736	580,722	—	51,738	678,196
Disposals	(7,134)	(241,191)	(589)	(7,962)	(256,876)
Remeasurements	26,615	11,357	—	10,102	48,074
Foreign exchange effect	(28,128)	(54,981)	(98)	(12,947)	(96,154)
Balances as of December 31, 2023	599,276	1,205,616	132,797	260,226	2,197,915
Additions	34,807	246,986	269	8,863	290,925
Disposals	(30,793)	(153,648)	(701)	(63,885)	(249,027)
Remeasurements	60,167	57,847	189	45,595	163,798
Foreign exchange effect	75,442	31,976	8,493	2,080	117,991
Balances as of December 31, 2024	738,899	1,388,777	141,047	252,879	2,521,602
Acquisition of company (Note 3.4)	18,475	—	—	5,318	23,793
Additions	146,514	299,677	955	99,472	546,618
Disposals	(50,634)	(248,333)	(302)	(17,233)	(316,502)
Remeasurements	6,980	95,311	2,681	25,696	130,668
Foreign exchange effect	(28,209)	(52,618)	(82)	(20,208)	(101,117)
Balances as of December 31, 2025	832,025	1,482,814	144,299	345,924	2,805,062

		Machines, equipment,	Data electronic
Accumulated depreciation	Land and buildings	and installations	equipment	Others	Total
Balances as of January 1, 2023	(226,415)	(482,349)	(57,264)	(97,771)	(863,799)
Depreciation	(77,771)	(300,200)	(12,893)	(39,996)	(430,860)
Disposals	8,475	239,196	519	5,629	253,819
Foreign exchange effect	7,564	15,278	76	2,661	25,579
Balances as of December 31, 2023	(288,147)	(528,075)	(69,562)	(129,477)	(1,015,261)
Depreciation	(81,055)	(336,490)	(13,830)	(40,175)	(471,550)
Disposals	22,205	138,361	701	66,717	227,984
Foreign exchange effect	(32,698)	(40,306)	(126)	(20,951)	(94,081)
Balances as of December 31, 2024	(379,695)	(766,510)	(82,817)	(123,886)	(1,352,908)
Acquisition of company (Note 3.4)	(5,806)	—	—	(4,921)	(10,727)
Depreciation	(81,099)	(350,937)	(15,022)	(48,462)	(495,520)
Disposals	27,101	233,146	257	15,845	276,349
Foreign exchange effect	14,437	26,747	24	7,998	49,206
Balances as of December 31, 2025	(425,062)	(857,554)	(97,558)	(153,426)	(1,533,600)

Right-of-use Assets
Balances as of December 31, 2023	311,129	677,541	63,235	130,749	1,182,654
Balances as of December 31, 2024	359,204	622,267	58,230	128,993	1,168,694
Balances as of December 31, 2025	406,963	625,260	46,741	192,498	1,271,462

b) Leasing payable:

Lease payments are presented within financing activities in the consolidated statements of cash flows.

The liabilities presented in the Balance Sheet are adjusted to present value, based on risk-free interest rates observed in each country where the Company has operations, adjusted by the Company’s credit spread, where on December 31, 2025 the discount rates were between 3.5% p.a. to 15.2% p.a. (3.5% p.a. to 13.1% p.a. on December 31, 2024), varying according to the country and duration of the lease.

The payment schedules of leasing are as follows:

	2025	2024
2025	—	430,727
2026	386,472	285,711
2027	324,770	184,682
2028	221,401	130,349
2029	134,829	249,200
2030 on	321,689	—
	1,389,161	1,280,669

Leasing payable
Current	386,472	430,727
Non-current	1,002,689	849,942

Financial expense for the years ended on December 31, 2025 and 2024	122,321	129,137

NOTE 14 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	2025	2024
Trade accounts payable - domestic market	3,641,918	3,892,296
Trade accounts payable - debtor risk	381,415	459,899
Trade accounts payable - imports	986,338	1,365,909
	5,009,671	5,718,104

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk.” In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier. Therefore, the payment term for suppliers at risk drawn varies between 7 and 132 days, with the same payment term for suppliers who do not choose to advance their receivables through the operation called “Trade Accounts Payable – Debtor Risk.”

	2025	2024	2023
Trade accounts payable - debtor risk	381,415	459,899	584,320

Amounts received by suppliers from financial institutions that are part of the financing agreement - debt risk, in relation to the outstanding balance mentioned above	373,172	451,420	571,784

The amounts of liabilities under the supplier financing arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On December 31, 2025, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 15 – SHORT-TERM DEBT AND LONG-TERM DEBT

Loans and financing are as follows:

	2025	2024
Ten/Thirty Year Bonds	7,514,045	8,994,067
Other loans	2,260,707	813,954
Total Loans and Financing	9,774,752	9,808,021
Current	897,295	697,049
Non-current	8,877,457	9,110,972

Principal amount of loans and Financing	9,656,888	9,661,769
Interest accrued of loans and Financing	117,864	146,252
Total	9,774,752	9,808,021

As of December 31, 2025, the nominal weighted average cost of debts denominated in US dollars is 6.12% p.a. (5.52% p.a. on December 31, 2024), for debts denominated in Real is CDI -2.11% p.a. (CDI +0.82% p.a. on December 31, 2024) and for other currencies 3.64% p.a. (3.88% p.a. on December 31, 2024).

Loans and financing denominated in Brazilian reais are indexed to fixed rates or CDI (Interbank Deposit Certificate).

Summary of loans and financing by currency:

	2025	2024
Brazilian Real (BRL)	1,789,242	456,448
U.S. Dollar (USD)	7,837,820	9,169,319
Other currencies	147,690	182,254
	9,774,752	9,808,021

The amortization schedules of long-term loans and financing are as follows:

	2025	2024
2026	—	167,154
2027	1,778,633	2,531,696
2028	55,811	11,075
2029	51,438	8,420
2030 on	6,991,575	6,392,627
	8,877,457	9,110,972

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4.815 million as of December 31, 2025) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of December 31, 2025, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

b) Main debt funding

In February 2025, the subsidiary Gerdau Açominas S.A. raised debt in the amount of R$ 1.165 billion from a top-tier financial institution, maturing in December 2025.

In March 2025, the Company signed an amendment to the financing agreement with a top-tier financial institution, with the transfer of resources from the Fundo de Desenvolvimento do Centro Oeste (“FDCO”) managed by the Superintendência do Desenvolvimento do Centro-Oeste (“SUDECO”), whose total approved and released amount is approximately R$ 300 million. The contract expires in July 2044.

In April 2025, the subsidiary Gerdau Açominas S.A. raised debt backed by export contracts in the principal amount of US$ 50 million (equivalent to approximately R$ 303 million on the date of the raising) from a top-tier financial institution, maturing in December 2025.

In April 2025, the subsidiary Gerdau Aços Longos S.A. raised debt backed by agricultural activities in the amount of R$ 750 million from a top-tier financial institution, maturing in October 2027.

In June 2025, the subsidiary Gerdau Trade Inc. raised a bond maturing in June 2035 in the amount of US$ 650 million (equivalent to R$ 3,624 million on the date of the raising).

In August 2025, the Company and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. raised short-term debt from top-tier financial institutions, totaling R$ 450 million and maturing in 6 months. This fundraising was done in conjunction with a protective derivative financial instrument, whose objective is to represent, in the combined operations, a cost indexed to the CDI (Interbank Deposit Certificate).

During the last quarter of 2025, the Company and its subsidiary Gerdau Açominas S.A. finalized financing agreements with BNDES (Brazilian Development Bank), totaling R$ 566 million. Of this amount, R$ 317 million has already been disbursed. The funds are intended to support and develop sustainable initiatives, aligned with the environmental guidelines of the program. The contracts have maturities scheduled for 2035 and 2041, respectively.

c) Main Amortization

In June 2025, the subsidiary Gerdau Trade Inc. partially repurchased the 2027 Bond for US$ 238 million (equivalent to R$ 1.316 million on the repurchase date), intended to repurchase part of the Company’s Bonds maturing in October 2027.

In December 2025, the Company made an early settlement of debt in the amount of R$60 million with a first-tier financial institution. During the same period, the subsidiary Gerdau Aços Longos fully settled a financial obligation of R$428 million. This operation was associated with a derivative financial instrument for hedging purposes, the settlement of which occurred on the same date, simultaneously extinguishing the associated risks.

Additionally, the subsidiary Gerdau Açominas S.A. settled a financing agreement totaling R$ 1.165 billion, as well as a debt secured by export contracts amounting to approximately US$ 50 million (equivalent to approximately R$ 275 million on the settlement date), both with leading financial institutions.

Also in December 2025, the Company, through its subsidiary GUSAP III, carried out the early redemption (Make-Whole) of all Bonds issued with maturity in 2030, with a principal amount of US$ 500 million (equivalent to R$ 2.7 million on the redemption date).

d) Assumption of Obligations through Merger

In June 2025, Gerdau S.A. merged with its subsidiary Gerdau Summit Aços Fundidos e Forjados S.A., fully assuming its assets and liabilities.

NOTE 16 — DEBENTURES

	General	Quantity as of December 31, 2025
Issuance	Meeting	Issued	Held in treasury	Maturity	2025	2024
14th	August 26, 2014	20,000	20,000	August 30, 2034	—	—
16th	April 25, 2019	800,000	—	May 6, 2026	—	812,957
17th	May 29, 2024	1,500,000	—	May 29, 2029	1,514,441	1,510,163
18th	December 10, 2024	1,500,000	—	December 10, 2028	1,508,060	1,505,343
19th	June 05, 2025	1,375,000	—	June 04, 2032	1,384,898	—
Total Consolidated					4,407,399	3,828,463

Current					44,609	37,988
Non-current					4,362,790	3,790,475

The amortization schedules of long-term are as follows:

	2025	2024
2026	—	799,538
2028	1,496,022	1,495,447
2029	1,496,222	1,495,490
2030 on	1,370,546	—
	4,362,790	3,790,475

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate. The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial indexes.

The average interest rate was CDI + 0.67% for the year ended on December 31, 2025 (CDI + 0.74% for the year ended on December 31, 2024).

In June 2025, the Company announced a public offering for its 19th issuance of debentures, where it issued 1,375,000 (one million three hundred and seventy - five thousand) debentures in registered and written form, without issuing warrants or certificates, with a unit nominal value of R$ 1, totaling R$ 1.375 billion. In the same month, the Company made an early settlement of its 16th debenture issuance, in the amount of R$ 800 million.

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

b) Fair Value — the Fair Value of the financial instruments is as follows:

	2025		2024
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	445,627	445,627	509,030	509,030
Trade accounts receivable - net	4,810,640	4,810,640	5,176,958	5,176,958
Fair value of derivatives	36,623	36,623	52,868	52,868
Other current assets	678,899	678,899	626,148	626,148
Other non-current assets	387,708	387,708	358,806	358,806
Liabilities
Trade accounts payable - domestic market	3,641,918	3,641,918	3,892,296	3,892,296
Trade accounts payable - debtor risk	381,415	381,415	459,899	459,899
Trade accounts payable - imports	986,338	986,338	1,365,909	1,365,909
Loans and Financing	9,774,752	10,311,438	9,808,021	9,842,254
Debentures	4,407,399	4,403,314	3,828,463	3,829,910
Fair value of derivatives	3,306	3,306	1,747	1,747
Other current liabilities	1,557,010	1,557,010	2,043,921	2,043,921
Other non-current liabilities	471,140	471,140	587,081	587,081

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

	2025
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	3,641,918	3,641,918	—	—	—
Trade accounts payable - debtor risk	381,415	381,415	—	—	—
Trade accounts payable - import	986,338	986,338	—	—	—
Loans and financing	17,760,275	897,295	3,142,016	1,128,975	12,591,989
Debentures	7,516,287	725,711	1,362,204	3,519,966	1,908,406
Fair value of derivatives	3,306	3,306	—	—	—
Other current liabilities	1,557,010	1,557,010	—	—	—
Other non-current liabilities	471,140	—	38,764	—	432,376
	32,317,689	8,192,993	4,542,984	4,648,941	14,932,771

	2024
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade accounts payable - domestic market	3,892,296	3,892,296	—	—	—
Trade accounts payable - debtor risk	459,899	459,899	—	—	—
Trade accounts payable - import	1,365,909	1,365,909	—	—	—
Loans and financing	15,543,368	569,411	1,287,591	3,520,542	10,165,824
Debentures	6,027,093	485,247	1,709,221	2,257,447	1,575,178
Fair value of derivatives	1,747	1,747	—	—	—
Other current liabilities	2,043,921	2,043,921	—	—	—
Other non-current liabilities	587,081	—	51,841	—	535,240
	29,921,314	8,818,430	3,048,653	5,777,989	12,276,242

As presented in Note 14, the Company has supplier financing agreements with certain financial institutions with the aim of providing greater liquidity to its suppliers. As of December 31, 2025, there is no liquidity risk or exposure since the Company maintains the payment date and the amount of the original obligation with suppliers. Therefore, the terms remain unchanged.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	2025	2024
Foreign currency sensitivity analysis - Loans and financing	5%	217,347	124,447
Foreign currency sensitivity analysis - Imports/Exports	5%	13,370	44,777
Interest rate sensitivity analysis	10 bps	43,547	44,299
Sensitivity analysis of changes in prices of products sold	1%	698,585	670,267
Sensitivity analysis of changes in raw material and commodity prices	1%	445,379	419,850
Commodity contracts	5%	4,130	3,113
Swaps USD x DI	5%	8,643	9,556
Swaps IPCA x DI	5%	252	—

Foreign currency sensitivity analysis: As of December 31, 2025, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 217,347 (gain of R$ 124,447 as of December 31, 2024). If the Real depreciates against the Dollar, this would represent a loss of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent a gain of R$13,370 (loss of R$44,777 on December 31, 2024), if the Real depreciates against the Dollar, this would represent a loss of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 43,547 as of December 31, 2025 (R$ 44,299 as of December 31, 2024) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 15 and 16, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on December 31, 2025, totals R$ 698,585 (R$ 670,267 as of December 31, 2024) and the variation in the price of raw materials and other inputs totals R$ 445,379 as of December 31, 2025 (R$ 419,850 as of December 31, 2024). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: As of December 31, 2025 and December 31, 2024, the Company has no exposure to forward contracts in US Dollars or Argentine Pesos against the US Dollar for any of its assets and liabilities. The US Dollar/Real forward contracts are intended to hedge asset and liability positions in US Dollars, and the mark-to-market effects of these contracts were recorded in the Consolidated Income Statement.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (energy) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents a gain of R$ 4,130 as of December 31, 2024 (gain of R$ 3,113 as of December 31, 2024), and a 5% decrease in the price of the commodity represents a loss on December 31, 2025 and December 31, 2024 in the same amount. The mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 17.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent a gain of R$ 8,643 (gain of R$ 9,556 as of December 31, 2024). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 17.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on MTM of a 50 bps increase in the real yield curve for all vertices of the respective operations. This variation would represent a gain of R$ 252 as of December 31, 2025 (R$ 0 as of December 31, 2024). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 17.e.

Sensitivity analysis of EUR x DI swaps: As of December 31, 2025 and 2024 the Company does not have EUR x CDI swaps to protect some of its Loans and Financing.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair
2025	Financial asset at	value through profit or
Assets	amortized cost	loss	Total
Short-term investments	—	445,627	445,627
Trade accounts receivable - net	4,810,640	—	4,810,640
Fair value of derivatives	—	36,623	36,623
Other current assets	665,020	13,879	678,899
Other non-current assets	387,708	—	387,708
Total	5,863,368	496,129	6,359,497
Financial income (expenses) on December 31, 2025	240,477	311,604	552,081

	Financial liability at fair
2025	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	3,641,918	3,641,918
Trade accounts payable - debtor risk	—	381,415	381,415
Trade accounts payable - import	—	986,338	986,338
Loans and financing	—	9,774,752	9,774,752
Debentures	—	4,407,399	4,407,399
Fair value of derivatives	3,306	—	3,306
Other current liabilities	—	1,557,010	1,557,010
Other non-current liabilities	—	471,140	471,140
Total	3,306	21,219,972	21,223,278
Financial income (expenses) on December 31, 2025	(67,733)	(1,698,969)	(1,766,702)

		Financial asset at fair
2024	Financial asset at	value through profit or
Assets	amortized cost	loss	Total
Short-term investments	—	509,030	509,030
Trade accounts receivable - net	5,176,958	—	5,176,958
Fair value of derivatives	—	52,868	52,868
Other current assets	608,182	17,966	626,148
Other non-current assets	356,414	2,392	358,806
Total	6,141,554	582,256	6,723,810
Financial income (expenses) on December 31, 2024	823,590	440,223	1,263,813

	Financial liability at fair
2024	value through profit or	Financial liability at
Liabilities	loss	amortized cost	Total
Trade accounts payable - domestic market	—	3,892,296	3,892,296
Trade accounts payable - debtor risk	—	459,899	459,899
Trade accounts payable - import	—	1,365,909	1,365,909
Loans and financing	—	9,808,021	9,808,021
Debentures	—	3,828,463	3,828,463
Fair value of derivatives	1,747	—	1,747
Other current liabilities	—	2,043,921	2,043,921
Other non-current liabilities	—	587,081	587,081
Total	1,747	21,985,590	21,987,337
Financial income (expenses) on December 31, 2024	(263,644)	(3,023,656)	(3,287,300)

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

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	2025	2024	2025	2024	2025	2024
Commodity derivatives
Maturity in 2025	buyed in US$	US$ 1.1 million	US$ 4.3 million	—	—	—	1,747

Commodity contracts
Maturity in 2026	—	—	—	20,113	16,921	—	—

Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$ 30.6 million	US$ 30.6 million	16,510	35,947	—	—

Swaps IPCA x DI
Maturity in 2026	CDI - 1.10%	R$ 300 million	—	—	—	2,192	—
Maturity in 2026	CDI - 0.90%	R$ 150 million	—	—	—	1,114	—

Total fair value of financial instruments				36,623	52,868	3,306	1,747

Fair value of derivatives	2025	2024
Current assets	36,623	16,921
Non-current assets	—	35,947
	36,623	52,868
Fair value of derivatives
Current liabilities	3,306	1,747
	3,306	1,747

	2025	2024
Net Income
Gains on financial instruments	22,107	86,743
Losses on financial instruments	(67,733)	(263,644)
	(45,626)	(176,901)
Other comprehensive income
Losses on financial instruments	—	(783)
	—	(783)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 0.8 billion (equivalent to R$ 4.6 billion on December 31, 2025) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 246,696 for the year ended on December 31, 2024 (loss of R$ 558,529 for the year ended on December 31, 2024).

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

IFRS describe the three levels of information that should be used in fair value measurement:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets and liabilities.

Level 2 – Other available information, except that of Level 1, where quoted (unadjusted) prices are for similar assets and liabilities in inactive markets, or other information that is available or can be corroborated by observed market information for substantially the entirety of the terms of the assets and liabilities.

Level 3 – Information unavailable due to little or no market activity and that is significant for determining the fair value of the assets and liabilities.

As detailed in Note 17.d, on December 31, 2025 and December 31, 2024, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data (Level 2).

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	January 1, 2023	activities	financing	related parties	and others	December 31, 2023
Related parties	24,890	102	—	—	—	24,992
Leasing payable	1,030,643	(388,202)	(127,787)	127,787	635,161	1,277,602
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	12,623,174	(1,054,000)	(858,301)	840,069	(637,752)	10,913,190

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	December 31, 2023	activities	financing	related parties	and others	December 31, 2024
Related parties	24,992	(24,992)	—	—	—	—
Leasing payable	1,277,602	(459,504)	(129,137)	129,137	462,571	1,280,669
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	10,913,190	648,432	(946,936)	796,933	2,173,744	13,585,363

		Cash transactions		Non cash transactions
				Interest expense
		Proceeds/	Interest	on loans and
		(Repayment)	paid on	Interest on	Exchange
	Balances as of	from financing	loans and	loans with	variation	Balances as of
	December 31, 2024	activities	financing	related parties	and others	December 31, 2025
Leasing payable	1,280,669	(487,784)	(122,321)	122,321	(675,186)	117,699
Debt, Debentures and Losses/Gains on financial instruments - Derivative instruments	13,585,363	1,226,610	(1,461,147)	1,274,472	(476,464)	14,148,834

NOTE 18 — TAXES PAYABLE

	2025	2024
Payroll charges	102,923	115,717
ICMS (state VAT)	89,997	66,916
COFINS (tax on revenue)	10,039	22,905
IPI (federal VAT)	20,583	15,826
IVA (value-added tax) and others	176,751	190,056
	400,293	411,420

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

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	2025	2024
a) Tax provisions	1,928,918	1,925,237
b) Labor provisions	326,315	369,041
c) Civil provisions	37,179	34,571
	2,292,412	2,328,849

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

The changes in the tax, civil and labor provisions are shown below:

	2025	2024	2023
Balance at the beginning of the year	2,328,849	2,185,825	2,026,003
(+) Additions	165,196	223,883	208,219
(+) Interests	137,637	153,413	157,227
(-) Payments and reversal of accrued amounts	(343,266)	(234,698)	(205,202)
(+) Acquisition of company (Note 3.4)	3,969	—	—
(+/-) Foreign exchange effect on provisions in foreign currency	27	426	(422)
Balance at the end of the year	2,292,412	2,328,849	2,185,825

II) Contingent liabilities for which provisions were not recorded as of December 31, 2025

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 999,844 (R$ 625,877 as of December 31, 2024).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 571,299 (R$ 501,588 as of December 31, 2024); and (ii) social security contributions in the total of R$ 172,301 (R$ 159,220 as of December 31, 2024).

a.3) The Company and its subsidiaries in Brazil are parties to claims related to (i) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 2,126,191 (R$ 2,137,038 as of December 31, 2024); and (ii) other taxes, whose updated total amount is currently R$ 854,422 (R$ 772,337 as of December 31, 2024).

a.4) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements” (PPE) or “Advance Export Receipt” (RAE), in the updated amount of R$ 1,643,601 (R$ 1,708,269 as of December 31, 2024), of which: (i) R$ 759,834 (R$ 880,730 as of December 31, 2024) correspond to four lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, one lawsuit is at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, three lawsuits await the judgment of the declaratory appeals filed against the judgments that, by a casting vote, denied the Voluntary Appeals filed by the Company, and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 883,767 (R$ 827,539 as of December 31, 2024) correspond to three lawsuits involving Gerdau S.A., two of which had their discussion concluded in the administrative sphere, with the Company having started preparations for the discussion of the assessments before the Judiciary, and one lawsuit whose Voluntary Appeal filed by the Company was granted in the Administrative Board of Tax Appeals (CARF) to declare the partial nullity of the appealed decision and order the holding of a new trial within the scope of the for analysis of the subsidiary request not considered in the court of origin.

a.5) Gerdau S.A. is a party in administrative proceedings relating to the disallowance of the deductibility of goodwill generated under Articles 7 and 8 of Law No. 9,532/97, from the tax base of Corporate Income Tax - IRPJ and Social Contribution on Net Profit – CSLL, resulting from corporate restructuring in 2010. The total updated value of the assessments amounts to R$ 628,534 (R$ 582,795 as of December 31, 2024), of which: (i) R$ 34,406 (R$ 31,818 as of December 31, 2024) corresponds to a proceeding in which the judgment that had resolved the merits favorably to the Public Treasury prevailed by the tie-breaking vote, and a new decision was issued recognizing the extinction of the assessed tax credit (composed exclusively of isolated fines) in relation to (i) R$ 289,734 (R$ 269,586 as of December 31, 2024) corresponds to a case pending judgment on the appeal filed by the Company, as provided for in Law No. 14,689/2023; (ii) R$ 289,734 (R$ 269,586 as of December 31, 2024) corresponds to a case pending judgment on the appeal filed by the Company and other issues not addressed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals (CSRF) when it partially granted, by a casting vote, the Special Appeal filed by the National Treasury Attorney’s Office; (iii) R$ 94,941 (R$ 88,229 as of December 31, 2024) corresponds to a case pending judgment on the appeal filed by the Company and other issues not addressed in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals (CSRF) when it partially granted, by a casting vote, the Special Appeal filed by the National Treasury Attorney’s Office; and (iv) R$ 209,453 (R$ 193,162 as of December 31, 2024) corresponds to a case in which we had partial admissibility of our Special Appeal filed by the subsidiary Gerdau S.A., against a decision that, by the casting vote, denied the Voluntary Appeal, and an Appeal was filed in relation to the part that was not admitted.

a.6) Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to legal proceedings relating to Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, in the updated amount of R$ 1,568,352 (R$ 1,486,615 as of December 31, 2024). These proceedings concern profits generated abroad, of which: (i) R$ 1,289,971 (R$ 1,222,634 as of December 31, 2024) correspond to two legal proceedings of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the proceedings is pending in the first instance, awaiting judgment on the Tax Enforcement Objections filed by the Company, and another proceeding in which the special appeal filed by the Union against the judgment that had unanimously granted the appeal filed by Gerdau to dismiss the Tax Enforcement and deny the Union’s appeal is pending; and (ii) R$ 278,381 (R$ 263,981 as of December 31, 2024) corresponds to a proceeding involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the appeal filed by the Union against the judgment that upheld the Tax Enforcement Objections filed by the Company is pending judgment.

a.7) The subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau, is a party in an administrative proceeding relating to Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, in the updated amount of R$ 2,550,462, corresponding to a tax assessment demanding IRPJ and CSL relating to the calendar year 2021, arising from the alleged non-compliance with rules relating to taxation on a worldwide basis, and an administrative appeal has been filed which is awaiting judgment in the first administrative instance;

a.8) Gerdau S.A. (by itself and as successor to Gerdau Aços Especiais S.A.) and its subsidiaries, Gerdau Aços Longos S.A. and Gerdau Açominas S.A., are parties to administrative and judicial proceedings relating to the disallowance of the deductibility of goodwill generated under Articles 7 and 8 of Law No. 9,532/97, from the tax base for Corporate Income Tax - IRPJ and Social Contribution on Net Profit - CSLL, resulting from the corporate reorganization carried out in 2004/2005. The total updated value of the assessments amounts to R$ 8,545,810 (R$ 8,154,991 as of December 31,), of which: (i) R$ 4,971,219 (R$ 4,721,327 as of 12/31/2024) corresponds to four proceedings involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the judicial collection phase, with the Companies having offered judicial guarantees, as a precautionary measure, through Surety Insurance, and initiated judicial discussions in Objections to Execution, and, in the Objections to Execution filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the Special Appeal filed by the Treasury was not admitted. National in light of the decision of the Federal Regional Court of the 4th Region, which upheld a judgment in favor of the Company, with the admissibility and judgment of the extraordinary appeal filed by the National Treasury pending; in the Execution Proceedings filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), the Federal Regional Court of the 2nd Region denied the appeals of Gerdau and the National Treasury, as well as the necessary referral, and partially admitted the Company’s Motion for Clarification and dismissed the Union’s Motion for Clarification, upholding the judgment in favor of the Company’s Tax Execution Proceedings; In the proceedings involving the subsidiary Gerdau Aços Longos S.A., currently under judgment in the Federal Regional Court of the 2nd Region, the appeal filed by the National Treasury was denied, the Company’s Motion for Clarification was partially granted, and the Union’s Motion for Clarification was not granted, thus upholding the judgment in favor of the Company. Both parties filed Special Appeals, and the Union filed Extraordinary Appeals, which are awaiting admissibility review and subsequent judgment. Furthermore, the Objections to Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance court. (ii) R$ 408,042 (R$ 384,696 as of 12/31/2024) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which a debt maintained in the administrative sphere is being discussed, with the Federal Regional Court of the 2nd Region, unanimously, denying the appeal filed by the National Treasury against the judgment that upheld the Objections to Execution and recognized the invalidity of the tax assessment, and also denying the Declaratory Appeals of both parties and the Internal Appeal of the Union, with the Special and Extraordinary Appeals of the Union and the Special Appeal of the Company pending admissibility and judgment; (iii) R$ 383,502 (R$ 360,286 as of 12/31/2024) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which the debt maintained in the administrative sphere is being discussed, whose Regional Federal Court of the 2nd Region, unanimously, granted the Company’s appeal to reform the judgment that had dismissed the Objections to the Tax Enforcement and recognized the nullity of the executive titles that supported the Tax Enforcement, with Declaratory Objections having been filed by the Union and the Company partially granted, the Company’s Special Appeal admitted and the Union’s Special Appeal not admitted, the judgment of the Union’s Appeal against the decision that did not admit its Special Appeal is pending; (iv) R$ 6,636 (R$ 6,257 as of 12/31/2024) corresponds to a process of the subsidiary Gerdau Aços Longos S.A., whose administrative discussion has ended, and which is pending in the first instance awaiting judgment in the Tax Enforcement Objections filed by the Company, currently suspended; (v) R$ 741 (R$101,719 as of 12/31/2024) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which the assessment maintained in the administrative sphere is being discussed, with a decision having been issued accepting the request for termination of the Tax Enforcement due to the approval of the request for review of the registration in active debt, made by the Company, which resulted in the total extinction of the debts due to the exclusion of fines and, consequently, of default interest and legal charges, by virtue of the provisions of § 9-A of art. 25 of Decree No. 70,235/72 in conjunction with art. 15 of Law No. 14,689/2023, the Company having filed an appeal that was granted to condemn the Union to pay attorneys’ fees, a decision that was the subject of Declaratory Appeals by both parties that were not admitted, and the admissibility judgment of the Special Appeals of both parties and the Extraordinary Appeal of the Union is pending; (vi) R$ 129,629 (R$122,116 as of 12/31/2024) corresponds to a process of Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, with Gerdau S.A. having offered an advance judicial guarantee in order to enable judicial discussion in the context of Objections to Tax Enforcement, already distributed and pending judgment in the first instance court; (vii) R$ 286,671 (R$ 266,020 as of 12/31/2024) corresponds to a judicial process of the subsidiary Gerdau Aços Longos S.A., in which the assessment maintained in the administrative sphere is being discussed in the context of Objections to Tax Enforcement filed by the Company, which was dismissed in the first instance court, and we will present the respective Appeal so that a collegiate judgment can take place within the scope of the Regional Court of the 2nd Region; (viii) R$ 176,793 (R$ 164,503 as of 12/31/2024) corresponds to a judicial process of Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the assessment maintained in the administrative sphere is being discussed in the context of Objections to Tax Enforcement filed by the Company, pending judgment in the first instance court; (ix) R$ 775,120 (R$ 719,697 as of 12/31/2024) corresponds to a process involving the subsidiary Gerdau Aços Longos S.A., which, after partial granting of the Voluntary Appeal and inadmissibility of the Special Appeal of the National Treasury, is awaiting notification of the decision that inadmissible the Appeal filed by the National Treasury; (x) R$ 689,134 (R$ 637,367 as of 12/31/2024) corresponds to a process involving the subsidiary Gerdau Aços Longos S.A., pending before the Administrative Council of Tax Appeals (CARF), in which, by a casting vote, the Voluntary Appeal filed by the Company was denied on the merits, the special appeal filed by the National Treasury was admitted, and the Special Appeal filed by the subsidiary was partially admitted, with the judgment of the special appeals still pending; (xi) R$ 190,252 (R$ 177,719 as of 12/31/2024) corresponds to a process of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vi” above, and which is currently in the judicial collection phase, with the appeal filed against the judgment that dismissed the Tax Enforcement Objections filed by the Company pending judgment; and (xii) R$ 528,071 (R$ 493,284 as of 12/31/2024) correspond to a process of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vi” above, and which is under judicial discussion, with the Federal Regional Court of the 2nd Region having dismissed the appeals filed by the parties, partially accepted the Company’s Motion for Clarification and not accepting the Union’s Motion for Clarification, upholding the judgment of the Company’s Objections to Tax Enforcement.

b) Civil contingencies

b.1) On December 30, 2024, the Company and its subsidiary Gerdau Aços Longos S.A. entered into a Settlement Agreement with the Administrative Council for Economic Defense (“CADE”), without any admission of irregularity or illegality, to end the litigation concerning non-pecuniary obligations related to the two annulment actions from 2003 and 2006. Gerdau committed to paying the amount of R$ 256,099 to the Fund for the Defense of Diffuse Rights, pursuant to Law No. 14,973 of October 17, 2024. The payment was made in full and with available own resources. The Company filed a request to waive the two lawsuits. In the action filed in 2006, the settlement was approved on January 7, 2025. In the action filed in 2003, the company continues to monitor the final procedures for the approval of the decision.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 1,006,450 (R$ 595,649 as of December 31, 2024). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,443,044 (R$ 1,400,460 as of December 31, 2024). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2025	2024
Tax	89,046	272,783
Labor	36,149	45,040
Civil	25,698	14,737
	150,893	332,560

NOTE 20 — RELATED-PARTY TRANSACTIONS

a) Operations with related parties

During the years ended December 31, 2025, 2024 and 2023, the Company, through its subsidiaries, entered into commercial operations with some of its associate companies and joint ventures including sales of R$ 65,347 as of December 31, 2025 (R$ 400,204 and R$ 1,620,459 as of December 31, 2024 and 2023, respectively) and purchases in the amount of R$ 85,547 as of December 31, 2025 (R$ 263,328 and R$ 210,931 as of December 31, 2024 and 2023, respectively). The net amount totals R$ (20,200) as of December 31, 2025 (R$ 136,876 and R$ 1,409,528 as of December 31, 2024 and 2023, respectively).

As of December 31, 2024, the Company and its subsidiaries were due to receive R$ 7,571 from controlling shareholders regarding the sale of real estate, and this amount had already been received by December 31, 2025. Additionally, the Company recorded income derived from rental agreement in the amount of R$ 921 as of December 31, 2025 (R$ 870 and R$ 877 as of December 31, 2024 and 2023, respectively).

b) Guarantees granted

			Original
Related Party	Relationship	Object	Amount	Maturity	2025	2024	2023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	apr/24	—	—	150,000
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	nov/24	—	—	400,000
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	may/25	—	—	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	may/25	—	—	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	836	jan/25	—	760	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	10,949	jan/25	—	10,701	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	1,868	jan/25	—	1,825	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	3,096	jan/25	—	3,025	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	4,043	jan/25	—	3,951	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	624	jan/25	—	610	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	3,229	jan/25	—	3,156	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	4,873	jan/25	—	4,762	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	4,992	jan/25	—	9,576	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	14,483	feb/25	—	2,608	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,467	feb/25	—	2,396	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	59,644	mar/25	—	44,519	63,024
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	35,451	mar/25	—	25,042	35,451
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/25	—	400,000	400,000
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	3,235	jan/26	3,497	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,492	jan/26	2,694	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	1,372	jan/26	1,484	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	10,670	jan/26	11,536	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	2,004	jan/26	2,167	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	312	jan/26	337	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	551	jan/26	563	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	7,109	jan/26	7,686	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	9,432	jan/26	10,198	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,594	jan/26	2,805	—	—
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	446	feb/26	483	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	2,052	mar/26	2,219	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	993	mar/26	1,073	—	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	11,951	jan/27	11,680	11,680	—
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	69,156	may/27	390,000	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	988,391	2,641,096	2,064,877
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	jun/28	243,023	610,245	648,322
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	jan/30	—	3,083,765	2,410,967
Gerdau Aços Longos S.A. and Gerdau Açominas S.A.	Subsidiaries	Commercial Contract	75,854	dec/34	81,723	—	—
UFV Barro Alto V Geração de Energia SPE Ltda	Subsidiary	Financing Agreements	100,496	mar/35	100,496	—	—
UFV Barro Alto VI Geração de Energia SPE Ltda	Subsidiary	Financing Agreements	100,496	mar/35	100,413	—	—
UFV Barro Alto VII Geração de Energia SPE Ltda	Subsidiary	Financing Agreements	100,496	mar/35	100,580	—	—
Gerdau Trade Inc.	Subsidiary	Financing Agreements	3,547,115	jun/35	3,576,560	—	—
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	280,622	315,807	246,906
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	8,967	12,216	12,216
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	335,000	oct/41	217,118	—	—
GUSAP III LP.	Subsidiary	Financing Agreements	1,117,100	apr/44	2,646,891	2,978,763	2,328,873

c) Price and interest

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Key Management compensation

	2025	2024	2023
Cost of Salaries, variable compensation and benefits	37,422	40,396	36,964
Cost of contributions to management’s defined contribution pension plans	2,017	1,952	1,986
Cost of long-term incentive plans	30,014	32,098	25,352
	69,453	74,446	64,302

Cost of social charges	15,344	16,361	17,077

At the end of the year, quantity of Restricted and Performance Shares with the key management were:

	2025	2024	2023
Available at beginning of the year	4,073,931	4,945,852	3,415,166
Granted	1,091,796	1,410,887	2,705,702
Exercised	(803,483)	(2,751,812)	(938,953)
Cancelled	—	(321,345)	(404,922)
Share Bonus	—	790,349	168,859
Base Adjustment	(64,382)	—	—
Available at the end of the year	4,297,862	4,073,931	4,945,852

Additional information on the long-term incentive plan are presented in Note 26.

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 160,433 (R$ 206,344 on December 31, 2024). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions are presented in Note 21.

On December 31, 2025, Gerdau S.A. has financial investments in debentures issued by its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the amount of R$ 4,815 million (R$2,288 million as of December 31, 2024), which generated financial income of R$ 110,360 as of December 31, 2025 (R$ 105,859 as of December 31, 2024).

NOTE 21 — EMPLOYEE BENEFITS

Total assets and liabilities of all types of employee benefits granted by the Company and its subsidiaries as of December 31, 2025 and 2024 are as follows:

	2025	2024
Plan assets - Defined contribution pension plan	9,328	9,716
Total assets	9,328	9,716

Actuarial liabilities - Defined benefit pension plan	190,790	303,925
Actuarial liabilities - Post-employment health care benefit	199,570	224,677
Retirement and termination benefit liabilities	14,319	16,790
Total liabilities	404,679	545,392

Current	594	186
Non-current	404,085	545,206

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

The potential effects of changes to the North American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(13,902)	12,981

The accumulated amount recognized in other Comprehensive Income for employee benefits is R$ (487,421) as of December 31, 2025 (R$ (539,300) as of December 31, 2024).

Defined Benefit Pension Plan

The current expenses of the defined benefit pension plans are as follows:

	2025	2024	2023
Cost of current service	33,793	49,339	46,176
Interest expense	154,048	213,267	204,604
Return on plan assets	(158,392)	(205,604)	(187,247)
Past service cost	5,888	7,164	—
Settlement	1,122	(24,625)	—
Interest cost on unrecoverable surplus	18,352	14,129	13,645
Net pension cost	54,811	53,670	77,178

The reconciliations of assets and liabilities of the plans are as follows:

	2025	2024
Present value of defined benefit obligation	(2,388,321)	(2,752,097)
Fair value of plan assets	2,628,213	2,871,304
Asset ceiling restrictions on recognition of net funded assets	(430,682)	(423,132)
Net	(190,790)	(303,925)
Defined benefit obligation	(190,790)	(303,925)

Changes in plan assets and actuarial liabilities were as follows:

	2025	2024	2023
Variation of the plan obligations
Obligation at the begining of the year	2,752,097	3,573,044	3,841,213
Cost of service	33,793	49,339	46,176
Interest expense	154,048	213,267	204,604
Payments of the benefits	(201,795)	(343,378)	(410,621)
Past service cost	5,888	7,164	—
Settlement	(122,560)	(1,346,899)	—
Acturial remeasurements	(22,519)	(119,823)	117,644
Exchange Variance	(210,631)	719,383	(225,972)
Obligation at the end of the year	2,388,321	2,752,097	3,573,044

	2025	2024	2023
Variation of the plan assets
Fair value of the plan assets at the begining of the year	2,871,304	3,383,887	3,499,475
Return of the plan assets	158,392	205,604	187,247
Contributions from sponsors	56,322	331,212	75,321
Settlement	(123,682)	(1,322,274)	—
Payments of benefits	(201,795)	(343,378)	(413,565)
Remeasurement	56,421	(10,050)	214,503
Exchange Variance	(188,749)	626,303	(179,094)
Fair value of plan assets at the end of the year	2,628,213	2,871,304	3,383,887

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

	2025	2024	2023
Return of the plan assets	(56,421)	6,340	(214,503)
Actuarial Remeasurements	(22,519)	(119,823)	117,644
Restriction recognized in Other Comprehensive Income (Asset Ceiling)	(4,626)	70,212	(22,456)
Remeasurements recognized in Other Comprehensive Income	(83,566)	(43,271)	(119,315)

The historical actuarial remeasurements are as follows:

	2025	2024	2023	2022	2021
Present value of defined benefit obligation	(2,388,321)	(2,752,097)	(3,573,044)	(3,841,213)	(5,409,065)
Fair value of the plan assets	2,628,213	2,871,304	3,383,887	3,499,475	4,647,361
Surplus (Deficit)	239,892	119,207	(189,157)	(341,738)	(761,704)
Experience adjustments on plan liabilities (Gain)	(22,519)	(119,823)	117,644	(1,058,898)	(457,421)
Experience adjustments on plan assets (Gain)	(56,421)	6,340	(214,503)	791,672	(25,498)

Actuarial remeasurements are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocations for plan assets are presented below:

	2025
		North
	Brazilian Plans	American Plans
Fixed income	99.7%	66.0%
Variable income	—	30.0%
Others	0.3%	4.0%
Total	100%	100%

	2024
		North
	Brazilian Plans	American Plans
Fixed income	99.7%	58.3%
Variable income	—	36.8%
Others	0.3%	4.9%
Total	100%	100%

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

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges from 29% to 36% in shares,from 60% to 70% in debt securities and from 0% to 7% in alternative securities, and for Brazilian Plan it is close to 100% in fixed income.

The tables below show a summary of the assumptions used to calculate the defined benefit plans in 2024 and 2023, respectively:

2025
	Brazilian Plan	North American Plan
Average discount rate	11.15%	4.75% to 5.42%
Rate of increase in compensation	Not applicable	Not applicable
Mortality table	AT-2000 per sex	RP-2012 and MP-2017&2021
Mortality table of disabled	AT-2000 per sex	Not applicable
Rate of rotation	Null	Based on age and/or the service

	2024
	Brazilian Plan	North American Plan
Average discount rate	11.07%	4.58% to 5.62%
Rate of increase in compensation	Not applicable	3.00%
Mortality table	AT-2000 per sex	RP-2006 and MP-2024
Mortality table of disabled	AT-2000 per sex	RP-2006 and MP-2024
Rate of rotation	Null	Based on age and/or the service

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil, in the United States and in Canada maintain a defined contribution plan to which contributions are made by the sponsor in proportion to the contributions made by its participating employees. The total cost of these plans was R$ 235,888 in 2025 (R$ 215,085 in 2024 and R$196,027 in 2023).

c) Post-employment health care benefit plan

The North American plans include, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The Americans and Canadian subsidiaries have the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic costs of post-employment health care benefits are as follows:

	2025	2024	2023
Current service cost	1,744	1,933	2,069
Interest expense	9,718	11,059	10,127
Net cost pension benefit	11,462	12,992	12,196

The funded status of the post-employment health benefits plans is as follows:

	2025	2024
Present value of obligations	(199,570)	(224,677)
Total net liabilities	(199,570)	(224,677)

Changes in plan assets and actuarial liabilities were as follows:

	2025	2024	2023
Change in benefit obligation
Benefit obligation at beginning of the year	224,677	196,445	224,180
Cost of service	1,744	1,933	2,069
Interest expense	9,718	11,059	10,127
Contributions from participants	792	1,125	1,096
Payment of benefits	(19,214)	(18,729)	(20,265)
Remeasurements	649	(9,457)	(7,232)
Exchange variations	(18,796)	42,301	(13,530)
Benefit obligation at the end of the year	199,570	224,677	196,445

	2025	2024	2023
Change in plan assets
Contributions from sponsors	18,422	17,604	19,168
Contributions from participants	792	1,125	1,096
Payments of benefits	(19,214)	(18,729)	(20,264)
Fair value of plan assets at end of the year	—	—	—

The historical actuarial gains and losses of the plans are as follows:

	2025	2024	2023	2022	2021
Present value of defined benefit obligation	(199,570)	(224,677)	(196,445)	(224,180)	(318,181)
Deficit	(199,570)	(224,677)	(196,445)	(224,180)	(318,181)
Experience adjustments on plan liabilities	649	(9,457)	(7,232)	(61,524)	(36,938)

The amounts recognized as actuarial gains and losses in other comprehensive income are as follows:

	2025	2024	2023
Gains (Losses) on actuarial obligation	649	(9,457)	(7,232)
Actuarial losses recognized in Equity	649	(9,457)	(7,232)

The accounting assumptions adopted for post-employment health benefits are as follows:

	2025	2024
Average discount rate	4.75% - 5.42%	4.58% - 5.62%
Health treatment - rate assumed next year	4.28% - 7.90%	4.76% - 8.40%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2032 to 2041	3.31% - 9.20%	3.26% - 4.40%

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed and recorded for post-employment health benefits plans. The change of one-point percentage on discount rates would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	(4,619)	4,530
Effect over benefit plan obligations	(45,422)	55,338

d) Other retirement and termination benefits

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees. The Company estimates that the total obligation for these benefits was R$ 14,319 as of December 31, 2025 (R$ 16,790 as of December 31, 2024).

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

	2025	2024
Provision for environmental liabilities	620,665	659,082
Current	382,800	245,429
Non-current	237,865	413,653

NOTE 23 — EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 Preferred Shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days. Preferred shares do not have voting rights, cannot be redeemed, and participate on equal terms with common shares in the distribution of profits, in addition to having priority in the reimbursement of capital in the event of the Company’s liquidation.

Ownership of the shares is presented below:

	Shareholders
	2025
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.9	—	0.0	702,952,615	35.1
Brazilian institutional investors	649,134	0.1	119,648,519	9.3	120,297,653	6.0
Foreign institutional investors	1,024,037	0.1	597,823,780	46.6	598,847,817	29.9
Other shareholders	12,738,033	1.8	540,307,773	42.1	553,045,806	27.7
Treasury stock	418,800	0.1	25,317,258	2.0	25,736,058	1.3
	717,782,619	100.0	1,283,097,330	100.0	2,000,879,949	100.0

	Shareholders
	2024
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.6	—	0.0	702,952,615	33.8
Brazilian institutional investors	229,736	0.0	147,082,325	10.8	147,312,061	7.1
Foreign institutional investors	1,279,113	0.2	1,054,367,471	77.6	1,055,646,584	50.8
Other shareholders	14,402,355	2.0	120,979,866	8.9	135,382,221	6.5
Treasury stock	1,093,011	0.2	36,419,068	2.7	37,512,079	1.8
	719,956,830	100.0	1,358,848,730	100.0	2,078,805,560	100.0

	Shareholders
	2023
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	585,793,846	97.5	—	0.0	585,793,846	33.3
Brazilian institutional investors	2,442,108	0.4	117,790,196	10.2	120,232,304	6.8
Foreign institutional investors	1,425,937	0.2	546,220,396	47.2	547,646,333	31.2
Other shareholders	10,864,551	1.9	484,985,375	41.9	495,849,926	28.3
Treasury stock	—	0.0	7,544,641	0.7	7,544,641	0.4
	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0

*  Metalurgica Gerdau S.A. is the controlling shareholder and Indac – Ind. e Com. S.A. (holding of Gerdau’s family) is the ultimate controlling shareholder of the Company.

Reconciliations of common and preferred outstanding shares are presented below:

	2025		2024		2023
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	719,956,830	1,358,848,730	600,526,442	1,156,540,608	571,929,945	1,101,467,245
Share Bonus	—	—	120,105,288	231,308,122	28,596,497	55,073,363
Cancellation of treasury stocks	(2,174,211)	(75,751,400)	(674,900)	(29,000,000)	—	—
Balance at the end of the year	717,782,619	1,283,097,330	719,956,830	1,358,848,730	600,526,442	1,156,540,608
(-) Treasury stocks	(418,800)	(25,317,258)	(1,093,011)	(36,419,068)	—	(7,544,641)
Number of shares outstanding	717,363,819	1,257,780,072	718,863,819	1,322,429,662	600,526,442	1,148,995,967

As a result of the share cancellations approved at the Board of Directors meetings held on January 20, 2025 (1,093,011 common shares and 25,000,000 preferred shares), April 28, 2025 (517,600 common shares and 24,000,000 preferred shares), July 31, 2025 (279,700 common shares and 14,101,400 preferred shares), and October 30, 2025 (283,900 common shares and 12,650,000 preferred shares), the Company’s share capital is now divided into 717,782,619 common shares and 1,283,097,330 preferred shares, all without par value, equivalent to R$ 24,347,290 (R$ 24,273,225 net of share issuance costs).

b) Treasury stocks

Changes in treasury stocks are as follows:

	2025
	Common shares	R$	Preferred shares	R$
Opening balance	1,093,011	20,214	36,419,068	714,064
Share buyback program - approved on July 31, 2024	—	—	6,843,700	121,110
Share buyback program - approved on January 20, 2025	1,500,000	23,476	63,000,000	1,024,728
Exercise of long-term incentive plan	—	—	(5,194,110)	(53,278)
Cancellation of treasury stocks	(2,174,211)	(36,730)	(75,751,400)	(1,293,517)
Closing balance	418,800	6,960	25,317,258	513,107

	2024
	Common shares	R$	Preferred shares	R$
Opening balance	—	—	7,544,641	150,182
Share buyback program - approved on July 31, 2024	1,767,911	31,441	61,156,300	1,163,285
Exercise of long-term incentive plan	—	—	(4,946,961)	(62,005)
Cancellation of treasury stocks	(674,900)	(11,227)	(29,000,000)	(537,398)
Capital increase with share bonus	—	—	1,665,088	—
Closing balance	1,093,011	20,214	36,419,068	714,064

	2023
	Common shares	R$	Preferred shares	R$
Opening balance	—	—	9,836,850	179,995
Exercise of long-term incentive plan	—	—	(2,674,136)	(29,813)
Capital increase with share bonus	—	—	381,927	—
Closing balance	—	—	7,544,641	150,182

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

On January 20, 2025, the Company terminated its share buyback program, as disclosed in a material fact notice on July 31, 2024. During the term, 1,767,911 common shares (GGBR3) were acquired at an average price of R$ 17.78 per share and 68,000,000 preferred shares (GGBR4) at an average price of R$ 18.89 per share, corresponding to 100% of the Buyback Program.

On January 20, 2025, the Board of Directors approved a new share buyback program with the objective of: (i) maximizing long-term shareholder value generation through efficient management of the capital structure and meeting the long-term incentive programs of the Company and its subsidiaries; (ii) retention in treasury; (iii) cancellation; or (iv) subsequent sale on the market. The number of shares to be acquired was up to 63,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB), and up to 1,500,000 common shares, representing approximately 10% of the outstanding common shares (GGBR3). On December 19, 2025, the Company terminated this share buyback program. During the term, 1,500,000 common shares (GGBR3) were acquired at an average price of R$ 15.65 per share and 63,000,000 preferred shares (GGBR4 and/or ADRs backed by preferred shares (GGB)) were acquired at an average price of R$ 16.27 per share, corresponding to 100% of this Buyback Program.

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

III) Investments and working capital reserve — consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. This account also recognizes the difference between the average value of the treasury stock and the transactional value of the stock in the case of exercised stock options and assignment and transfer of shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

The effects of interest changes in subsidiaries for the years presented are composed of:

	December 31, 2025
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(2,772)	(2,772)
Effects of interest changes in subsidiaries	—	(2,772)	(2,772)

	December 31, 2024
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(4,306)	(4,306)
Effects of interest changes in subsidiaries	—	(4,306)	(4,306)

	December 31, 2023
	Attributed to parent	Non-controlling
	company’s interest	interests	Total
(i) Other changes	—	(9,590)	(9,590)
Effects of interest changes in subsidiaries	—	(9,590)	(9,590)

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

	2025	2024	2023
Net income	1,387,020	4,566,317	7,501,565
Constitution of legal reserve	(69,351)	(228,316)	(318,142)
Constitution of the tax incentives reserve	—	—	(1,138,728)
Net income before dividends and interest on capital	1,317,669	4,338,001	6,044,695
Dividends and interest on equity based on income of the year	(1,034,958)	(1,460,635)	(2,466,503)
Dividend - adjustment in excess of the minimum statutory undistributed	(197,514)	(203,445)	(174,952)
Total dividends	(1,232,472)	(1,664,080)	(2,641,455)
Net income before constitution of investments and working capital reserve	85,197	2,673,921	3,403,240
Constitution of investments and working capital reserve	(85,197)	(2,673,921)	(3,403,240)

The excess of retained earnings in relation to the capital will be the subject of a proposal by the Company's management for capitalization to be submitted for deliberation by the Shareholders’ Meeting.

The dividends for the years 2025, 2024 and 2023 are presented below:

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2025
1st quarter	Dividends	0.12	2,009,042	5/8/2025	5/19/2025	241,085
2nd quarter	Dividends	0.12	1,994,150	8/11/2025	8/18/2025	239,298
3rd quarter	Dividends	0.28	1,980,625	11/10/2025	12/11/2025	554,575
4th quarter	Dividends	0.10	1,975,144	3/10/2026	3/18/2026	197,514
Proposed Dividends						1,232,472
Credit per share (R$)		0.62

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2024
1st quarter	Dividends	0.28	2,103,618	5/15/2024	5/27/2024	589,013
2nd quarter	Dividends	0.12	2,104,147	8/9/2024	8/20/2024	252,498
3rd quarter	Dividends	0.30	2,063,748	11/18/2024	12/16/2024	619,124
4th quarter	Dividends	0.10	2,041,293	3/5/2023	3/14/2025	203,445
Proposed Dividends						1,664,080
Credit per share (R$)		0.80

	Dividends and interest on capital in the years
			Outstanding shares
Period	Nature	R$ /share	(thousands)	Credit	Payment	2023
1st quarter	Interest	0.51	1,749,090	05/15/2023	05/29/2023	892,056
2nd quarter	Dividends	0.43	1,749,522	08/18/2023	08/29/2023	752,172
3rd quarter	Dividends	0.47	1,749,522	11/17/2023	12/13/2023	822,275
4th quarter	Dividends	0.10	1,749,522	03/01/2024	03/12/2024	174,952
Proposed Interest and Dividends						2,641,455
Credit per share (R$)		1.51

NOTE 24 — EARNINGS PER SHARE (EPS)

The following tables reconcile net income to the amounts used to calculate basic and diluted earnings per share.

Basic

	2025
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	497,038	889,982	1,387,020
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 23 for number of shares)	718,139,434	1,285,879,767

Earnings per share (in R$) — Basic	0.69	0.69

	2024
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	1,574,058	2,992,259	4,566,317
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 23 for number of shares)	720,527,899	1,369,712,176

Earnings per share (in R$) — Basic	2.18	2.18

	2023
	Common	Preferred	Total

	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	2,576,016	4,925,549	7,501,565
Basic denominator
Weighted-average outstanding shares, after deducting the average treasury shares (Refer to Note 23 for number of shares)	720,631,731	1,377,906,016

Earnings per share (in R$) — Basic	3.57	3.57

Diluted

	2025	2024	2023
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	889,982	2,992,259	4,925,549
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	2,152	6,853	13,627
	892,134	2,999,112	4,939,176

Net income allocated to common shareholders	497,038	1,574,058	2,576,016
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of long-term incentive plans of Gerdau.	(2,152)	(6,853)	(13,627)
	494,886	1,567,205	2,562,389

Diluted denominator
Outstanding shares
Common Shares	718,139,434	720,527,899	720,527,899
Preferred Shares
Weighted-average number of preferred shares outstanding	1,285,879,767	1,369,712,176	1,377,906,016
Potential increase in number of preferred shares outstanding in respect of long-term incentive plan of Gerdau	8,713,373	9,139,396	11,159,835
Total	1,294,593,140	1,378,851,572	1,389,065,851

Earnings per share — Diluted (Common and Preferred Shares)	0.69	2.18	3.56

The Company does not have instruments that have not been included in the calculation of earnings per share because they are antidilutive.

NOTE 25 — NET SALES

The net sales revenues for the year are composed of:

	2025	2024	2023
Gross sales	77,417,799	74,816,043	76,845,604
Taxes on sales	(5,474,839)	(5,634,075)	(5,884,335)
Discounts	(2,084,428)	(2,155,312)	(2,044,822)
Net sales	69,858,532	67,026,656	68,916,447

NOTE 26 — LONG-TERM INCENTIVE PLANS

a)	Quantity Summary of Restricted Shares and Performance Shares:

Balance on January 1, 2023	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,739,213
Share Bonus	2,910,064
Cancelled	(2,581,216)
Exercised	(4,093,375)
Balance on December 31, 2024	16,283,225
Granted	8,028,770
Cancelled	(1,320,055)
Exercised	(6,018,081)
Balance on December 31, 2025	16,973,859

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The fair value of the options granted is equivalent to the fair value of the services provided to the Company, being the amount of R$ 18.32 for the 2025 grant (R$ 23.40 for the 2024 grant). The grace period for the year is 3 years for grants made as from 2017. The costs with long-term incentive plans recognized in the income statement on December 31, 2025 were R$ 149,210 (R$ 152,414 and R$ 157,979 on December 31, 2024 and 2023, respectively).

As of December 31, 2025, the Company has a total of 25,317,258 preferred shares in treasury and, according to Note 23, these shares may be used for serving this plan.

NOTE 27 — SEGMENT REPORTING

The chief operating decision maker (“CODM”), responsible for making operational decisions, allocating resources, and evaluating performance include the Executive Board and the Board of Directors, which evaluate the performance of their business segments using Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization). The information presented to senior management, including the respective performance of each segment, is derived from records maintained in accordance with accounting practices, with some reallocations between segments.

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

●	Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.

●	North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint venture (note 3.2) located in Canada and Mexico;
●	South America Segment: includes the operations in Argentina, Peru and Uruguay.

	Business Segments
	2025
		North America	South America	Eliminations and
	Brazil Operation	Operation	Operation	Adjustments	Consolidated
Net sales	29,687,978	35,787,268	5,561,450	(1,178,164)	69,858,532
Cost of sales	(27,807,111)	(30,299,734)	(4,964,009)	1,179,815	(61,891,039)
Gross profit	1,880,867	5,487,534	597,441	1,651	7,967,493
Selling, general and administrative expenses	(952,200)	(792,172)	(167,648)	(208,774)	(2,120,794)
Other operating income (expenses)	(61,631)	14,570	12,822	(194,261)	(228,500)
Depreciation and amortization	2,144,039	1,236,636	303,439	(529)	3,683,585
Adjusted EBITDA proportional to joint ventures and associate companies*	233,865	538,073	—	—	771,938
Tax credits/provisions recovery **	—	—	—	—	—
Adjusted EBITDA	3,244,940	6,484,641	746,054	(401,913)	10,073,722
*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	34,747	375,842	—	—	410,589
Depreciation and amortization proportional to joint ventures and associate companies	199,118	162,231	—	—	361,349
Adjusted EBITDA proportional to joint ventures and associate companies	233,865	538,073	—	—	771,938
** Tax credits/provisions recovery: includes other non-recurring items adjusted in EBITDA.

Supplemental information:
Net sales between segments	1,178,164	—	—	—	1,178,164
Investments in associates and joint ventures	1,029,852	2,914,622	—	—	3,944,474
Total assets	35,798,486	35,468,282	4,943,445	5,477,962	81,688,175
Total liabilities	6,016,546	3,674,907	1,209,590	16,988,643	27,889,686

	Business Segments
	2024
		North America	South America	Eliminations and
	Brazil Operation	Operation	Operation	Adjustments	Consolidated
Net sales	30,217,819	31,931,433	5,758,695	(881,291)	67,026,656
Cost of sales	(26,319,344)	(27,434,949)	(4,930,715)	861,592	(57,823,416)
Gross profit	3,898,475	4,496,484	827,980	(19,699)	9,203,240
Selling, general and administrative expenses	(939,297)	(808,836)	(177,189)	(241,297)	(2,166,619)
Other operating income (expenses)	(145,527)	36,322	12,453	(595,824)	(692,576)
Depreciation and amortization	1,761,151	1,046,614	304,996	13,486	3,126,247
Adjusted EBITDA proportional to joint ventures and associate companies*	143,366	702,687	—	—	846,053
Tax credits/provisions recovery **	—	—	—	528,964	528,964
Adjusted EBITDA	4,718,168	5,473,271	968,240	(314,370)	10,845,309

*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	90,423	543,584	—	—	634,007
Depreciation and amortization proportional to joint ventures and associate companies	52,943	159,103	—	—	212,046
Adjusted EBITDA proportional to joint ventures and associate companies	143,366	702,687	—	—	846,053

** Tax credits/provisions recovery: includes other non-recurring items adjusted in EBITDA.

Supplemental information:
Net sales between segments	881,291	—	—	—	881,291

Investments in associates and joint ventures	1,373,663	2,848,654	—	—	4,222,317
Total assets	32,692,029	39,788,415	5,921,448	8,412,601	86,814,493
Total liabilities	10,040,090	3,468,797	1,361,551	13,770,269	28,640,707

	Business Segments
	2023
		North America	South America	Eliminations and
	Brazil Operation	Operation	Operation	Adjustments	Consolidated
Net sales	31,195,557	33,179,048	5,118,150	(576,309)	68,916,447
Cost of sales	(27,593,565)	(26,629,584)	(4,014,010)	653,167	(57,583,992)
Gross profit	3,601,992	6,549,465	1,104,140	76,858	11,332,455
Selling, general and administrative expenses	(986,448)	(793,236)	(137,203)	(290,749)	(2,207,636)
Other operating income (expenses)	(91,517)	1,592	34,604	566,351	511,030
Depreciation and amortization	1,899,158	899,407	195,030	53,617	3,047,212
Adjusted EBITDA proportional to joint ventures and associate companies*	60,073	1,048,941	409,813	—	1,518,827
Tax credits/provisions recovery **	—	—	—	(699,854)	(699,854)
Adjusted EBITDA	4,483,258	7,706,168	1,606,384	(293,777)	13,502,034

*Adjusted EBITDA proportional to joint ventures and associate companies
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	30,432	913,114	358,115	—	1,301,661
Depreciation and amortization proportional to joint ventures and associate companies	29,641	135,826	51,698	—	217,165
Adjusted EBITDA proportional to joint ventures and associate companies	60,073	1,048,941	409,813	—	1,518,827

** Tax credits/provisions recovery: includes other non-recurring items adjusted in EBITDA.

Supplemental information:
Net sales between segments	576,309	—	—	—	576,309

Investments in associates and joint ventures	1,092,043	2,766,406	—	—	3,858,449
Total assets	28,155,384	30,108,092	4,428,996	12,192,672	74,885,144
Total liabilities	10,996,480	3,510,503	1,373,802	9,765,496	25,646,281

Reconciliation of income before taxes to adjusted EBITDA for the year.	2025	2024	2023
Income before taxes	2,524,447	5,463,715	9,346,605
Financial result, net	1,214,621	2,023,487	1,106,122
Income before financial result and taxes	3,739,068	7,487,202	10,452,727
Depreciation and amortization	3,683,585	3,126,247	3,047,212
Results in operations with subsidiary and joint ventures	—	(808,367)	—
Impairment of financial assets	10,249	30,910	10,728
Recovery of Eletrobras Compulsory Loan	—	(100,860)	—
Impairment of assets	1,964,504	199,627	—
Equity in earnings of unconsolidated companies	(95,622)	(464,467)	(827,606)
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	410,589	634,007	1,301,661
Depreciation and amortization proportional to joint ventures and associate companies	361,349	212,046	217,165
Tax credits/provisions recovery	—	528,964	(699,854)
Adjusted EBITDA	10,073,722	10,845,309	13,502,034

The main products by business segment are:

- Brazil Segment: rebar, bars (including special bar quality), wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

- North America Segment: rebar, bars (including special bar quality), structural shapes, wide flange beams and billets.

- South America Segment: rebar, bars, wires, wide flange beams and billets.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as selling, general and administrative expenses of corporate employees, other operating income and expenses and the related income tax effects of these amounts.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

				Geographic Area
	Brazil	North America	South America (1)	Consolidated
	2025	2025	2025	2025
Net sales	28,509,814	35,787,268	5,561,450	69,858,532
Non-current assets (2)	24,280,744	24,042,986	2,188,056	50,511,786

				Geographic Area
	Brazil	North America	South America (1)	Consolidated
	2024	2024	2024	2024
Net sales	29,336,528	31,931,433	5,758,695	67,026,656
Non-current assets (2)	23,140,462	25,939,819	2,591,478	51,671,759

				Geographic Area
	Brazil	North America	South America (1)	Consolidated
	2023	2023	2023	2023
Net sales	30,619,249	5,118,150	33,179,048	68,916,447
Non-current assets (2)	21,698,258	1,594,970	20,162,821	43,456,049
(1)	Does not include operations of Brazil
(2)	Does not include Deferred income taxes, Fair value of derivatives and Prepaid pension cost

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

NOTE 28 — INSURANCE

Subsidiaries maintain insurance contracts with coverage determined by experts, taking into account the nature and degree of risk. The main insurance coverage contracted are:

Type	Scope	2025	2024
Assets	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	120,594,209	135,983,517
Business Interruption	Net income plus fixed expenses	16,445,185	23,241,981
Civil Liability	Industrial operations	781,341	879,307

NOTE 29 — IMPAIRMENT OF ASSETS

The Company performs tests for impairment of assets, notably goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. The impairment test of these assets are assessed based on the analysis of facts or circumstances that may indicate the need to perform the impairment test and are performed at least annually in December, or whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

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

29.1 Goodwill impairment test

The Company has three operating segments, which represents the lowest level in which goodwill is monitored by the Company. Goodwill balances by business segment are presented in Note 11.

In December 2025, the Company assessed the recoverability of goodwill in its business segments. The analyses carried out identified impairment losses in the Brazil segment in the amount of R$ 1,964,504. Therefore, the Company wrote off the entire goodwill of this segment in the amount of R$ 373,135, while the remaining portion of R$ 1,591,369 was recognized in fixed assets, as described in note 29.2. No impairment losses were identified in 2024 and 2023.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include analysis prepared in dollars, such as: projected cash flows based on management estimates for future cash flows, exchange rates, discount rates and growth rates. The cash flow projections already reflect a competitive scenario, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered in the fourth quarter of 2025 test were: a) North America: 3% (3% in December 2024); b) South America: 3% (3% in December 2024); and c) Brazil: 3% (3% in December 2024).

The post-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The post-tax discount rates used were: a) North America: 10.75% (10.50% in December 2024); b) South America: 13.25% (14.75% in December 2024); and c) Brazil 11.75% (11.75% in December 2024). As required by the accounting standard, the Company made a calculation to determine the discount rates, before income tax and social contribution (gross rate of tax effects) and this calculation resulted in the following discount rates for each segment: a) North America 13.46% (13.28% in December 2024); b) South America: 19.04% (22.14% in December 2024); and c) Brazil: 14.68% (15.16% in December 2024).

Discounted cash flows are compared to the book value of each segment and result in the recoverable amount that exceeded book value as shown below: a) North America: R$ 9,584 million (R$ 5,824 million in 2024); and b) South America: R$ 913 million (R$ 1,435 million in 2024). In the Brazil segment, the recoverable amount was below the carrying amount by R$ 1,965 million (exceeded the carrying amount by R$ 5,293 million in 2024).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 7,465 million (R$ 3,642 million in 2024); and b) South America: R$ 724 million (R$ 1,247 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 3,456 million (it would exceed the book value by R$ 3,424 million in 2024).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 8,046 million (R$ 4,220 million in 2024) and b) South America: R$ 790 million (R$ 1,326 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 3,008 million (it would exceed the book value by R$ 3,962 million in 2024).

It is important to note that significant events or changes in the outlook may lead to losses due to goodwill recoverability. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value exceeding the book value as shown below: North America: R$ 6,130 million (R$ 2,255 million in 2024); and b) South America: R$ 614 million (R$ 1,149 million in 2024). In the Brazil segment, the recoverable amount would be below the book value by R$ 4,374 million (it would exceed the book value by R$ 2,253 million in 2024).

29.2 Other assets Impairment test

In the fourth quarter of 2025, due to the revision of the Capex investment plan for its industrial plants, representing a significant reduction compared to recent years, the level of asset utilization at certain industrial plants in the Brazil segment, and the expectation of a deterioration in economic conditions to a greater extent than that contemplated in previous period scenarios, tests performed on other long-lived assets identified impairment losses in fixed assets of the Brazil segment amounting to R$ 1,591,369 (R$ 199,627 in 2024), resulting from recoverable value below the carrying amount.

These losses were determined based on the difference between the carrying amount of assets and its recoverable amount, which represents their value in use (the greater of the fair value less disposal expenses or their value in use). These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income. The post-tax discount rates used for this test are the same as presented in Note 29.1 of the goodwill impairment test.

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

NOTE 30 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IAS 1, the expenses classified by nature are as follows:

	2025	2024	2023
Depreciation and amortization	(3,683,585)	(3,126,247)	(3,047,212)
Labor expenses	(9,088,978)	(8,371,519)	(7,653,352)
Raw material and consumption material	(44,537,863)	(41,984,956)	(42,523,164)
Freight	(4,580,612)	(4,340,694)	(4,360,264)
Other expenses/income, net	(4,324,048)	(2,180,505)	(1,707,334)
	(66,215,086)	(60,003,921)	(59,291,326)
Classified as:
Cost of sales	(61,891,039)	(57,823,416)	(57,583,992)
Selling expenses	(782,351)	(762,560)	(716,195)
General and administrative expenses	(1,338,443)	(1,404,059)	(1,491,441)
Other operating income	164,476	306,426	1,033,506
Other operating expenses	(392,976)	(999,002)	(522,476)
Eletrobras compulsory loan recovery	—	100,860	—
Results in operations with joint ventures	—	808,367	—
Impairment of financial assets	(10,249)	(30,910)	(10,728)
Impairment of assets	(1,964,504)	(199,627)	—
	(66,215,086)	(60,003,921)	(59,291,326)

NOTE 31 — FINANCIAL INCOME

	2025	2024	2023

Income from short-term investments	289,497	353,481	543,507
Interest income and other financial income	404,113	372,673	359,512
Financial Income	693,610	726,154	903,019

Interest on debt	(1,274,472)	(796,933)	(840,069)
Buyback of bonds	(82,676)	—	—
Monetary variation and other financial expenses	(716,224)	(711,406)	(556,720)
Financial Expenses	(2,073,372)	(1,508,339)	(1,396,789)

Adjustments due to hyperinflation in Argentina	(189,268)	(825,818)	(692,587)
Other exchange variations	400,035	(238,583)	(157,788)
Exchange Variation, net	210,767	(1,064,401)	(850,375)
Tax credits monetary update	—	—	253,002
Gains and losses on derivative financial instruments, net	(45,626)	(176,901)	(14,979)
Financial result, net	(1,214,621)	(2,023,487)	(1,106,122)

NOTE 32 – SUBSEQUENT EVENTS

I) On February 23, 2026, the Board of Directors of Gerdau S.A. unanimously approved the creation of a new share buyback program, with a maximum term of 18 months, beginning on February 24, 2026, aiming to acquire up to 55,000,000 preferred shares, representing approximately 4.4% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB), and up to 1,441,120 common shares, representing approximately 10% of the outstanding common shares (GGBR3).

II) On February 23, 2026, the Board of Directors of Gerdau S.A. unanimously approved the cancellation of 418,800 common shares (GGBR3) and 7,700,000 preferred shares (GGBR4) issued by the company, without par value and without reducing the value of its share capital. Additionally, the shares were held in treasury. As a result of the approved share cancellation, the share capital of Gerdau S.A. is now divided into 717,363,819 common shares and 1,275,397,330 preferred shares, all without par value. The corresponding amendment to Article 4 of the Bylaws of Gerdau S.A., to reflect the new number of shares, will be deliberated at an Extraordinary General Meeting to be held.